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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 8, 2021

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARDAGH METAL PACKAGING S.A.
(Exact Name of Registrant as Specified in Its Charter)

Luxembourg (Jurisdiction of Incorporation or Organization)	3411 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
+352 26 25 85 55
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Ardagh Metal Beverage USA Inc.
8770 W. Bryn Mawr Avenue
Chicago, IL 60631
United States
(773)-399-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard Alsop, Esq. Alain Dermarkar, Esq. Clare O'Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, N.Y. 10022 (212) 848-4000	James R. Griffin, Esq. Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201 (214) 746-7779	Kyle C. Krpata, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, CA 94065 (650) 802-3093

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

             Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

             Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

             Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

             Emerging growth company    ☐

             If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(8)

Shares(2)(5)	62,343,750	$10.16	$633,412,500(6)	$69,106

Warrants(3)(5)	16,750,000	N/A	N/A(7)	N/A(7)

Shares issuable on exercise of Warrants(4)(5)	16,750,000	$11.50	$192,625,000	$21,016(8)

Total			$826,037,500	$90,122(10)

(1)
All securities being registered will be issued by Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B251465 ("AMPSA"), in connection with the proposed business combination by and among Gores Holdings V, Inc. ("GHV"), AMPSA, Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B160804 ("AGSA"), and Ardagh MP MergeCo Inc., a Delaware corporation ("MergeCo"), as described in the proxy statement/prospectus forming a part of this registration statement.

(2)
Consists of (a) 52,500,000 AMPSA Shares (as defined herein) issuable in exchange for outstanding GHV Class A Common Stock (as defined herein) and (b) 9,843,750 AMPSA Shares issuable in exchange for outstanding GHV Class F Common Stock (as defined herein) converted into GHV Class A Common Stock pursuant to the Class F Conversion (as defined herein). Assumes no shares of GHV Class A Common Stock are redeemed by the Public Stockholders (as defined herein) in connection with the Business Combination.

(3)
GHV Warrants will automatically convert into AMPSA Warrants upon consummation of the Merger as described in the proxy statement/prospectus included herein.

(4)
Consists of AMPSA Shares issuable upon exercise of AMPSA Warrants. Each AMPSA Warrant will entitle the warrant holder to purchase one AMPSA Share at a price of $11.50 per share (subject to adjustment).

(5)
Pursuant to Rule 416(a), an indeterminable number of additional securities are also being registered to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(6)
Pursuant to Rules 457(c) and 457(f)(1) under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying $10.16, which represents the average of the high and low prices of GHV Common Stock on the Nasdaq Capital Market on March 4, 2021, by 62,343,750, the estimated number of shares of GHV Common Stock that will be outstanding immediately prior to the closing of the Merger (including the redemption of GHV Common Stock that may be redeemed pursuant to the terms of GHV's second amended and restated certificate of incorporation, and the shares of GHV Common Stock included in the GHV Units).

(7)
The maximum number of AMPSA Warrants and AMPSA Shares of the registrant issuable upon exercise of the AMPSA Warrants are being simultaneously registered hereunder. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to such AMPSA Warrants has been allocated to the AMPSA Shares underlying such warrants and those AMPSA Shares are included in the registration fee as calculated in footnote (8) below.

(8)
No separate registration fee required pursuant to Rule 457(g) under the Securities Act. Pursuant to Rule 457(g)(1) of the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the AMPSA Shares underlying the AMPSA Warrants is calculated based on an exercise price of $11.50 per share.

(9)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

(10)
Paid herewith.

             The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY PROXY STATEMENT FOR SPECIAL MEETING OF GORES HOLDINGS V, INC. AND
PROSPECTUS FOR SHARES AND WARRANTS OF ARDAGH METAL PACKAGING S.A. SUBJECT TO COMPLETION, DATED MARCH 8, 2021

GORES HOLDINGS V, INC.
9800 Wilshire Blvd.
Beverly Hills, California 90212

Dear Gores Holdings V, Inc. Stockholder:

             We cordially invite you to attend a special meeting in lieu of the 2021 annual meeting of the stockholders of Gores Holdings V, Inc., a Delaware corporation ("we," "us," "our" or the "Company"), which, in light of public health concerns regarding the coronavirus ("COVID-19") pandemic, will be held via live webcast at                        , on                        , 2021, at                         (the "Special Meeting"). The Special Meeting can be accessed by visiting                        , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen only to the Special Meeting by dialing                                    (toll-free within the U.S. and Canada) or                        (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is                        , but you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

             On February 22, 2021, the Company, Ardagh Metal Packaging S.A. ("AMPSA"), a public limited liability company (societe anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, Ardagh Group S.A. ("AGSA"), a public limited liability company (societe anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, and Ardagh MP MergeCo Inc. ("MergeCo"), a Delaware corporation, entered into a Business Combination Agreement (the "Business Combination Agreement"). Pursuant to the Business Combination Agreement, a series of transactions will occur, including the following: (i) prior to the Closing, AGSA will effect a series of transactions that will result in (a) the subsidiaries of AGSA that are engaged in the AMP Business being wholly owned by AMPSA and (b) assets and liabilities relating to the businesses of AGSA (other than the AMP Business) that are held by subsidiaries of AGSA that are engaged in the AMP Business being transferred to subsidiaries of AGSA that are not engaged in the AMP Business, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities; (ii) prior to the Closing, AMPSA intends to incur indebtedness in an amount yielding net proceeds of not less than $2,315,000,000 and having an aggregate principal of no more than $2,800,000,000; (iii) at the Closing, certain investors will subscribe for approximately 60,000,000 AMPSA Shares for an aggregate purchase price payable to AMPSA of approximately $600,000,000 (excluding the GHV Sponsor Backstop); and (iv) at the Closing, MergeCo will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA, and all Class A Common Stock of the Company, par value $0.0001 per share, outstanding immediately prior to the effective time of the Merger, other than any Excluded Shares (as defined in the Business Combination Agreement), will be contributed to AMPSA in exchange for AMPSA Shares, and all of the Company's warrants outstanding immediately prior to the effective time of the Merger will be converted into warrants of AMPSA. You are being asked to vote for the Merger Proposal.

             At the Special Meeting, Company stockholders will be asked to consider and vote upon a proposal (the "Merger Proposal" or "Proposal No. 1") to adopt the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and approve the Merger. In addition, you are being asked to consider and vote upon: (i) a separate proposal with respect to certain governance provisions in AMPSA's articles of association, which are being separately presented in accordance with SEC requirements and which will be voted on a non-binding advisory basis (the "Governance Proposal" or "Proposal No. 2"), and (ii) a proposal to adjourn the Special Meeting to a later date or dates, (A) to ensure that any supplement or amendment to the accompanying proxy statement/prospectus that our Board of Directors (the "Board") has determined in good faith is required by applicable law to be disclosed to the Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal (the "Adjournment Proposal" or "Proposal No. 3").

             Each of these proposals is more fully described in the accompanying proxy statement, which each stockholder is encouraged to read carefully.

             Our publicly-traded GHV Class A Common Stock, GHV Units and Public Warrants are currently listed on the Nasdaq Capital Market under the symbols "GRSV," "GRSVU" and "GRSVW," respectively. AMPSA intends to apply to list its AMPSA Shares and AMPSA Warrants on NYSE under the symbols "AMBP" and "AMBPW," respectively, upon the closing of the Merger.

             Pursuant to our current certificate of incorporation, we are providing our Public Stockholders with the opportunity to redeem, upon the closing of the Merger, shares of GHV Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Merger) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to fund its working capital requirements plus regulatory compliance requirements and other costs related thereto, subject to an annual limit of $1,250,000, for a maximum of 24 months, using funds released to the Company from the Trust Account ("Regulatory Withdrawals") and/or to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses)). The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commission totaling $18,375,000 that we will pay to the underwriters of our IPO or transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the balance of the Trust Account of $525,020,571 as of December 31, 2020, the estimated per share redemption price would have been approximately $10.00. Public Stockholders may elect to redeem their shares even if they vote for the Merger Proposal. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the shares of GHV Class A Common Stock included in the GHV Units sold in our IPO. We refer to this as the "20% threshold." We have no specified maximum redemption threshold under our current certificate of incorporation, other than the aforementioned 20% threshold, but we are not permitted to redeem shares of our GHV Class A Common Stock in an amount that would result in the Company's failure to have net tangible assets exceeding $5,000,000. Holders of our outstanding Public Warrants do not have redemption rights in connection with the Merger. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of our Public Stockholders exercise their redemption rights with respect to their shares of GHV Class A Common Stock.

             Our Sponsor and current independent directors (our "Initial Stockholders"), as well as our officers and other current directors, have agreed to waive their redemption rights with respect to their shares of GHV Common Stock in connection with the consummation of the Merger, and the GHV Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of GHV Common Stock they may hold in connection with the consummation of the Merger. Currently, our Initial Stockholders own 20% of our issued and outstanding shares of GHV Common Stock, including all of the GHV Founder Shares. Our Initial Stockholders, directors and officers have agreed to vote any shares of the Company's GHV Common Stock owned by them in favor of the Merger Proposal. The GHV Founder Shares are subject to transfer restrictions.

             We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our stockholders in connection with the solicitation of proxies to be voted at the Special Meeting (including following any adjournments or postponements of the Special Meeting). Information about the Special Meeting, the Business Combination (including the Merger) and other related business to be considered by the Company's stockholders at the Special Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, we urge all Company stockholders to read the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of the Company and AMPSA, carefully and in their entirety. In particular, we urge you to read carefully the section entitled "Risk Factors" beginning on page 62 of the accompanying proxy statement/prospectus.

             After careful consideration, our Board has unanimously approved the Business Combination Agreement and the transactions effected pursuant thereto, including the Merger, and unanimously recommends that our stockholders vote "FOR" adoption of the Business Combination Agreement and approval of the Merger, and "FOR" all other proposals presented to our stockholders in the accompanying proxy statement. When you consider the Board's recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. Please see the section entitled "Proposal No. 1—Merger Proposal—Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors" for additional information.

             Approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting. The approval of the Governance Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote at the Special Meeting.

             Your vote is very important.    Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The Merger will be consummated only if the Merger Proposal is approved at the Special Meeting. Unless waived by the parties to the Business Combination Agreement, the closing of the Merger is conditioned upon the approval of the Merger Proposal. The Governance Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

             If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted "FOR" each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

             TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT THE COMPANY REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE COMPANY'S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT SUCH MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

             On behalf of our Board, I would like to thank you for your support of Gores Holdings V, Inc. and look forward to a successful completion of the Merger.

Sincerely,
, 2021
Alec E. Gores Chairman of the Board of Directors

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

             The accompanying proxy statement/prospectus is dated                , 2021 and is expected to be first mailed to Company stockholders on or about                , 2021.

 NOTICE OF SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING OF
STOCKHOLDERS OF GORES HOLDINGS V, INC.
TO BE HELD                , 2021

To the Stockholders of Gores Holdings V, Inc.:

        NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2021 annual meeting of the stockholders of Gores Holdings V, Inc., a Delaware corporation (the "Company"), which, in light of public health concerns regarding the coronavirus (COVID-19) pandemic, will be held via live webcast at            , on            , 2021, at            (the "Special Meeting"). The Special Meeting can be accessed by visiting            , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen only to the Special Meeting by dialing            (toll-free within the U.S. and Canada) or            (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is             , but you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

        You are cordially invited to attend the Special Meeting to conduct the following items of business:

  (1)
  Merger Proposal—To consider and vote upon a proposal (the "Merger Proposal" or "Proposal No. 1") to adopt the Business Combination Agreement, dated as of February 22, 2021 (as amended as of March 5, 2021, and as may be amended from time to time, the "Business Combination Agreement"), by and among the Company, Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg ("AMPSA"), Ardagh MP MergeCo Inc., a Delaware corporation ("MergeCo"), and Ardagh Group S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg ("AGSA"), a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the Merger. At and in connection with the closing of the Merger pursuant to the Business Combination Agreement (the "Closing" and, such date, the "Closing Date"), certain investors will subscribe for approximately 60,000,000 AMPSA Shares for an aggregate purchase price payable to AMPSA of approximately $600,000,000 (excluding the GHV Sponsor Backstop) and all Class A Common Stock of the Company, par value $0.0001 per share, outstanding immediately prior to the effective time of the Merger, other than any Excluded Shares (as defined in the Business Combination Agreement), will be contributed to AMPSA in exchange for AMPSA Shares, and all of the Company's warrants outstanding immediately prior to the effective time of the Merger will be converted into warrants of AMPSA.

  (2)
  Governance Proposal—To consider and vote upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in AMPSA's articles of association in accordance with United States Securities and Exchange Commission requirements (Proposal No. 2).

  (3)
  Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, (A) to ensure that any supplement or amendment to this proxy statement/prospectus that our Board of Directors (the "Board") has determined in good faith is required by applicable law to be disclosed to the Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) if, as of the time for which the Special meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Merger Proposal (Proposal No. 3).

        The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. We urge you to read carefully this proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of the Company and AMPSA.

        The record date for the Special Meeting is                , 2021. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

        Gores Sponsor V, LLC, a Delaware limited liability company (our "Sponsor"), and Mr. Randall Bort, Mr. William Patton and Mr. Jeffrey Rea, the Company's independent directors (together with the Sponsor, the "Initial Stockholders"), officers and other current directors have agreed to vote any of the shares of GHV Class F Common Stock that are currently owned by our Initial Stockholders (the "GHV Founder Shares") and any Public Shares purchased during or after our initial public offering (our "IPO") in favor of the Merger Proposal. Currently, our Initial Stockholders own 20% of our issued and outstanding shares of GHV Common Stock, including all of the GHV Founder Shares.

        Pursuant to our current certificate of incorporation, we will provide our Public Stockholders with the opportunity to redeem, effective upon the closing of the Merger, shares of the Company's GHV Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Merger) in our trust account (the "Trust Account") that holds the proceeds of our IPO (including interest not previously released to the Company to fund regulatory compliance requirements and other costs related thereto, subject to an annual limit of $1,250,000, for a maximum of 24 months, using funds released to the Company from the Trust Account ("Regulatory Withdrawals") and/or to pay its franchise and income taxes). The per-share amount we will distribute to Public Stockholders who properly redeem their shares will not be reduced by the deferred underwriting commission totaling $18,375,000 that we will pay to the underwriters of our IPO, as well as other transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the balance of our Trust Account of $525,020,571 as of December 31, 2020, the estimated per share redemption price would have been approximately $10.00. Public Stockholders may elect to redeem their shares even if they vote "FOR" the Merger Proposal. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the shares of GHV Common Stock included in the GHV Units sold in our IPO. We have no specified maximum redemption threshold under our current certificate of incorporation, other than the aforementioned 20% threshold, but in no event are we permitted to redeem shares of our GHV Class A Common Stock in an amount that would result in our failure to have net tangible assets exceeding $5,000,000. Holders of our outstanding Public Warrants do not have redemption rights in connection with the Merger.

        Our Initial Stockholders, current officers and other current directors have agreed to waive their redemption rights with respect to their shares of GHV Common Stock in connection with the consummation of the Merger, and the GHV Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of GHV Common Stock they may hold in connection with the consummation of the Merger.

        The Merger is conditioned on the approval of the Merger Proposal at the Special Meeting. The Governance Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

        A majority of the issued and outstanding shares of the Company's GHV Common Stock entitled to vote as of the record date at the Special Meeting must be present, in person or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special

Meeting. The approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting. The approval of the Governance Proposal and the approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of the outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote at the Special Meeting. The Board unanimously recommends that you vote "FOR" each of these proposals.

By Order of the Board of Directors
Alec E. Gores Chairman of the Board of Directors

Beverly Hills, California
                , 2021

i

ii

 ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC") by AMPSA, constitutes a prospectus of AMPSA under Section 5 of the Securities Act, with respect to the AMPSA Shares to be issued to the GHV stockholders if the Merger described herein is consummated. This document also constitutes a notice of meeting and a proxy statement/prospectus under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the special meeting of GHV stockholders at which GHV stockholders will be asked to consider and vote upon the Merger Proposal, among other matters.

        This document does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it would be unlawful to make such offer.

        This proxy statement/prospectus has been prepared on the basis that any offer of securities in any Member State of the European Economic Area ("EEA") will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. The expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended or superseded).

        Prohibition of Sales to EEA Retail Investors—The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

        MiFID II Product Governance / Professional Investors and ECPs Only Target Market —Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the securities has led to the conclusion that: (i) the target market for the securities is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (for the purposes of this provision, a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

        This proxy statement/prospectus has been prepared on the basis that any offer of securities in the United Kingdom ("UK") will be made pursuant to an exemption from the requirement to publish a prospectus for offers of securities under section 85 of the Financial Services and Markets Act 2000 (the "FSMA").

        Prohibition of Sales to United Kingdom Retail Investors—The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the "EUWA"); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

        UK Product Governance / Professional Investors and ECPs Only Target Market—Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the securities has led to the conclusion that: (i) the target market for the securities is only eligible counterparties, as defined in the UK Financial Conduct Authority ("FCA") Handbook Conduct of Business Sourcebook and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and (ii) all channels for distribution of the securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (for the purposes of this provision, a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

        This proxy statement/prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) through (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the offering or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This proxy statement/prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this proxy statement/prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

        This proxy statement/prospectus includes trademarks, tradenames and service marks, certain of which belong to GHV or AMPSA and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this proxy statement/prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that GHV or AMPSA will not assert its respective rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. Neither GHV nor AMPSA intend its use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of GHV or AMPSA, as applicable, by, these other parties.

 MARKET AND INDUSTRY DATA

        Given the specialized nature of the metal packaging markets in which AMPSA operates, there does not exist a relevant and reliable third-party source of much of the relevant market information presented in this proxy statement/prospectus. Therefore, estimates provided by AMPSA regarding these markets as set forth in this proxy statement/prospectus, as well as estimated market shares of AMPSA or its competitors, are largely based on AMPSA's knowledge of these markets, developed primarily from analysis of public information, third-party reports to the extent available, competitors' public announcements and regulatory filings and information gathered in the course of acquisitions. The data relating to market sizes, market share and market position are based on the most recent data available. This information has not been confirmed by an independent organization, nor can there be assurance that third parties would arrive at the same results were they to employ different methods for gathering, analyzing and calculating such data. Breakdowns of market shares were established on the basis of the AMP Business's consolidated revenues and these data. Market positions and percentage shares are those that AMPSA believes it holds in terms of revenues. They are based on industry market sectors on which AMPSA's business is arranged.

        Certain additional information regarding the global packaging industry, generally, and the metal packaging sector, specifically, has been sourced from Smithers Pira.

        Any third-party information described above and included in this proxy statement/prospectus has been accurately reproduced and, as far as AMPSA is aware and is able to ascertain from the information published by such third parties, the reproduced information is accurate and no facts have been omitted which would render such information inaccurate or misleading. Market share data is subject to change, however, and such third-party information has been prepared for statistical and other informational purposes, which is limited by the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market share.

AMP BUSINESS FINANCIAL STATEMENT PRESENTATION

        The Combined Financial Statements of the AMP Business included in this proxy statement/prospectus have been prepared in accordance with IFRS. The AMP Business's deemed transition date to IFRS and its interpretations as issued by the IASB is January 1, 2018. The preparation of financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the AMP Business's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements, are disclosed in the financial statements.

        The Combined Financial Statements included in this proxy statement/prospectus have been prepared based on a calendar year and are presented in U.S. dollars, rounded to the nearest million. Therefore, discrepancies in the tables between totals and the sums of the amounts listed may occur due to such rounding. The Combined Financial Statements have been prepared under the historical cost convention except for the following:

  •
  derivative financial instruments are stated at fair value; and

  •
  employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

 SUMMARY TERM SHEET

        This summary term sheet, together with the sections entitled "Questions and Answers About the Proposals for Stockholders" and "Summary of the Proxy Statement/Prospectus," summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled "Frequently Used Terms."

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  Gores Holdings V, Inc., a Delaware corporation, which we refer to as "we," "us," "our," "GHV," or the "Company" within this Summary Term Sheet, is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

  •
  There are currently 65,625,000 shares of GHV Common Stock, par value $0.0001 per share, of the Company, issued and outstanding, consisting of (i) 52,500,000 shares of GHV Class A Common Stock originally sold as part of the IPO, and (ii) 13,125,000 shares of GHV Class F Common Stock, 11,500,000 of which were initially issued to our Sponsor prior to our IPO, 2,156,250 of which were the result of a stock dividend and 531,250 of which were forfeited following the expiration of the unexercised portion of underwriters' over-allotment option. To facilitate the Business Combination, our Sponsor agreed to forfeit 3,281,250 shares of its Class F Common Stock prior to the Merger. There are currently no shares of Company preferred stock issued and outstanding. In addition, we issued 10,500,000 Public Warrants to purchase GHV Class A Common Stock (originally sold as part of the GHV Units issued in our IPO) as part of our IPO along with 6,250,000 Private Placement Warrants issued to our Sponsor in a private placement on August 10, 2020 (the "IPO Closing Date"). Each Public Warrant entitles its holder to purchase one share of our GHV Class A Common Stock at an exercise price of $11.50 per share, to be exercised only for a whole number of shares of our GHV Class A Common Stock. The Public Warrants will become exercisable on the later of 30 days after the completion of our initial business combination or 12 months from the closing of the IPO, and they expire five years after the completion of our initial business combination or earlier upon redemption or liquidation. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants at a price of $0.01 per warrant, if the last sale price of the Company's GHV Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders. The Private Placement Warrants, however, are non-redeemable so long as they are held by our Sponsor or its permitted transferees. In connection with the Merger, all the GHV Warrants, including the Public Warrants, will be converted into AMPSA Warrants. For more information regarding the Public Warrants, please see the section entitled "Description of AMPSA's Securities."

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  The aggregate consideration to be paid to AGSA pursuant to the Business Combination Agreement and the Transfer Agreement consists of (a) $2,315,000,000, payable in cash (in U.S. dollars or euros or a combination of both) from the proceeds of the Debt Financing, (b) 484,956,250 AMPSA Shares, (c) a promissory note issued by AMPSA in the amount of $1,085,000,000, to be paid in cash at the Closing or, in certain circumstances, a combination of cash and AMPSA Shares, and (d) the right to receive, during the five-year period commencing 180 days after the Closing, up to 60,730,000 additional AMPSA Shares in five equal installments if the price of AMPSA Shares maintains for a certain period of time a volume weighted average price greater than or equal to $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable (collectively, the "AGSA Consideration").

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  The Subscribers have agreed to purchase in the aggregate 60,000,000 shares of AMPSA for $600,000,000 of gross proceeds, in the PIPE (in addition, the GHV Sponsor has agreed to the GHV Sponsor Backstop).

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  It is anticipated, upon completion of the Merger, and assuming that no shares are elected to be redeemed: (i) the Public Stockholders (other than the Subscribers) will retain an ownership interest of approximately 8.6% in AMPSA; (ii) the Subscribers will own approximately 9.9% of AMPSA (such that Public Stockholders, including Subscribers, will own approximately 18.5% of AMPSA); (iii) the Initial Stockholders (including our Sponsor) will own approximately 1.6% of AMPSA; and (iv) AGSA will own approximately 79.9% of AMPSA.

  •
  GHV's Board and management considered various factors in determining whether to approve the Business Combination Agreement and transactions effected pursuant thereto, including the fact that AMPSA is a pre-eminent pure play beverage can company, that AMPSA is a leader in sustainability and that there are long-term industry megatrends and environmentally conscious end consumers that are driving an inflection point in beverage can demand. For more information about the GHV Board decision-making process, see the section entitled "The Business Combination—GHV's Board of Directors' Reasons for the Approval of the Business Combination."

  •
  Pursuant to GHV's current certificate of incorporation, in connection with the Merger, Public Stockholders may elect to have their GHV Class A Common Stock redeemed for cash at the applicable redemption price per share calculated in accordance with GHV's current certificate of incorporation. As of December 31, 2020, the redemption price would have been approximately $10.00 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of GHV Class A Common Stock for cash and will no longer own shares of AMPSA following the Closing. Such a holder will be entitled to receive cash for their GHV Class A Common Stock only if they properly demand redemption and deliver their shares (either physically or electronically) to our Transfer Agent, Continental Stock & Trust Company, at least two business days prior to the Special Meeting. Please see the section entitled "Special Meeting in Lieu of 2021 Annual Meeting of GHV Stockholders—Redemption Rights."

  •
  In addition to voting to approve the Merger Proposal at the Special Meeting, the stockholders of the Company will be asked to vote on:

  •
  a separate proposal with respect to certain governance provisions in AMPSA's articles of association, which are being separately presented in accordance with SEC requirements and which will be voted on a non-binding advisory basis (the "Governance Proposal" or "Proposal No. 2") and

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  a proposal to adjourn the Special Meeting to a later date or dates, (A) to ensure that any supplement or amendment to this proxy statement/prospectus that the Board has determined in good faith is required by applicable law to be disclosed to Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal (the "Adjournment Proposal" or "Proposal No. 3").

    Please see the sections entitled "GHV Stockholder Proposal No. 1—Merger Proposal," "—GHV Stockholder Proposal No. 2—Governance Proposal" and "GHV Stockholder Proposal No. 3—The Adjournment Proposal." The Merger is conditioned on the approval of the Merger Proposal. The

    Governance Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal in this proxy statement/prospectus.

  •
  Unless waived by the parties to the Business Combination Agreement, and subject to applicable law, the closing of the Merger is subject to a number of conditions set forth in the Business Combination Agreement including, among others, that: (a) no action or governmental order or law shall have been enacted, issued, promulgated, enforced or entered that restrains, enjoins or otherwise prohibits the consummation of the Transactions or would cause any of the Transactions to be rescinded following the Closing; (b) the Merger Proposal shall have been approved and adopted by the requisite affirmative vote of the GHV stockholders; (c) a Luxembourg statutory independent auditor (réviseur d'entreprises agréé) of AMPSA shall have issued appropriate reports regarding the contributions in kind relating to the AMPSA Shares to be issued to AGSA and the GHV stockholders; (d) all closing conditions to the PIPE Investment shall have been satisfied or waived and the PIPE Investment Amount shall have been paid to AMPSA on the Closing Date; (e) the registration statement of which this proxy statement/prospectus forms a part shall have been declared effective under the Securities Act and no stop order or proceedings for purposes of suspending the effectiveness of the registration statement shall have been initiated by the SEC and not withdrawn; and (f) the AMPSA Shares shall have been approved for listing on NYSE, subject to official notice of issuance. For more information about the closing conditions to the Merger, please see the section entitled "The Business Combination Agreement—Conditions to Closing the Merger."

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  The Business Combination Agreement may be terminated at any time prior to the consummation of the Merger upon agreement of the parties thereto, or by the Company, on the one hand, or AGSA, on the other hand, in specified circumstances. For more information about the termination rights under the Business Combination Agreement, please see the section entitled "The Business Combination Agreement—Termination of the Business Combination Agreement."

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  The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled "Risk Factors."

    In considering the recommendation of our Board to vote for the proposals presented at the Special Meeting, including the Merger Proposal, you should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, the interests of our stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to our stockholders that they vote in favor of the proposals presented at the Special Meeting, including the Merger Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Merger Proposal. These interests include, among other things:

    •
    the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

    •
    the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the Merger Effective Time (based on per share price of $10), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

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    the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

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    the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

    •
    if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

    •
    the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

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    the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

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    the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

    •
    that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

    •
    the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
    •
    the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

    •
    that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

    •
    the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

 FREQUENTLY USED TERMS

In this document:

        "Adjournment Proposal" means a proposal to adjourn the special meeting of the stockholders of GHV to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Merger Proposal at such Special Meeting.

        "AGSA" means Ardagh Group S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 160804.

        "AMP Business" means the business of developing, manufacturing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged by the Ardagh Group and its subsidiaries, including the AMP Entities.

        "AMP Entities" means as of the date hereof, Ardagh Metal Packaging S.A., Ardagh Metal Packaging Holdings Sarl, Ardagh Metal Beverage Manufacturing Austria GmbH , Ardagh Metal Beverage Trading Austria GmbH, Ardagh Metal Beverage Holdings Brazil Ltda., Latas Indústria de Embalagens de Aluminio do Brasil Ltda., Ardagh Indústria de Embalagens Metálicas do Brasil Ltda., Ardagh Metal Beverage Holdings France S.A.S., Ardagh Metal Beverage Trading France S.A.S., Ardagh Metal Beverage France S.A.S., Ardagh Metal Beverage Holdings Germany GmbH, Ardagh Metal Beverage Germany GmbH, Recan GmbH (i.l.), SARIO Grundstücksvermietungsgesellschaft mbH & Co. Objekt Elfi KG (i.l.), Ardagh Metal Beverage Trading Germany GmbH, Ardagh Metal Beverage Associations GmbH, Ardagh Packaging Holdings Limited, Ardagh Metal Packaging Finance plc, Ardagh Metal Packaging Treasury Limited, Ardagh Metal Beverage Holdings Netherlands B.V., Ardagh Metal Beverage Netherlands B.V., Ardagh Metal Beverage Trading Netherlands B.V., Ardagh Metal Beverage Trading Poland Sp. z o.o, Ardagh Metal Beverage Poland Sp. z o.o, Recan Organizacja Odzysku Opakowan S.A., Ardagh Metal Beverage Serbia d.o.o., Ardagh Spain S.L., Ardagh Metal Beverage Trading Spain S.L., Ardagh Metal Beverage Spain S.L., Ardagh Metal Beverage Europe GmbH, Ardagh Metal Beverage Holdings UK Limited, Ardagh Metal Beverage Trading UK Limited, Ardagh Metal Beverage UK Limited, Recan UK Limited (i.l.), Ardagh Metal Beverage USA Inc., Ardagh Metal Packaging Finance USA LLC, and Ardagh MP MergeCo Inc.

        "AMPSA" means Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465.

        "AMPSA Shareholders" means holders of AMPSA Shares.

        "AMPSA Shares" means shares of AMPSA, with a nominal value of EUR 0.01 per share.

        "AMPSA Warrants" means the former GHV Warrants converted at the Merger Effective Time into a right to subscribe for AMPSA Shares on substantially the same terms as were in effect immediately prior to the Merger Effective Time with respect to GHV Common Stock under the terms of the Warrant Agreement.

        "Ardagh Group" means AGSA and its consolidated subsidiaries.

        "Ardagh Metal Packaging Business" means the AMP Business.

        "broker non-vote" means the failure of a GHV stockholder, who holds his, her or its shares in "street name" through a broker or other nominee, to give voting instructions to such broker or other nominee.

        "Business Combination" means the transactions contemplated by the Business Combination Agreement.

        "Business Combination Agreement" means the Business Combination Agreement, dated as of February 22, 2021, as may be amended from time to time, by and among GHV, AMPSA, AGSA and MergeCo.

        "Class F Conversion" means the automatic conversion immediately prior to the Merger Effective Time pursuant to the Business Combination Agreement of each share of GHV Class F Common Stock, other than the 3,281,250 shares of GHV Class F Common Stock held by the GHV Sponsor that will be cancelled immediately prior to such conversion, into a number of validly issued, fully paid and nonassessable shares of GHV Class A Common Stock equal to the Class F Conversion Ratio.

        "Class F Conversion Ratio" means the ratio at which the shares of GHV Class F Common Stock are automatically convertible into shares of GHV Class A Common Stock pursuant to GHV's Second Amended and Restated Certificate of Incorporation.

        "Closing" means the consummation of the Merger.

        "Closing Date" means the date of the Closing.

        "Code" means the United States Internal Revenue Code of 1986, as amended.

        "Combined Financial Statements" means the audited annual combined financial statements of the AMP Business as of December 31, 2020, 2019, 2018 and January 1, 2018 and for each of the three years in the period ended December 31, 2020 prepared in accordance with IFRS.

        "Continental" means Continental Stock Transfer & Trust Company, GHV's transfer agent and warrant agent.

        "COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

        "Debt Financing" means the debt financing pursuant to the Commitment Letter (as defined in the Business Combination Agreement) or such other alternative financing arrangements to be incurred by the AMPSA Financing Parties (as defined in the Business Combination Agreement) in respect of the Transactions, in an amount which would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal of no more than $2,800,000,000.

        "Deferred Discount" means the $18,375,000 underwriting fee that GHV will pay to the underwriters upon the completion of the Merger.

        "DGCL" means the Delaware General Corporation Law.

        "Duff & Phelps" means Duff & Phelps, LLC.

        "Earnout Shares" means the up to 60,730,000 AMPSA Shares to be issued to AGSA on the terms and subject to the conditions set forth in Section 3.6 of the Business Combination Agreement.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "GAAP" means United States generally accepted accounting principles.

        "GHV" refers to Gores Holdings V, Inc., a Delaware corporation.

        "GHV Board" means the board of directors of GHV.

        "GHV Class A Common Stock" means GHV's Class A common stock, par value $0.0001 per share.

        "GHV Class F Common Stock" means GHV's Class F common stock, par value $0.0001 per share.

        "GHV Closing Cash Amount" means the sum of (i) the amount of immediately available funds contained in the Trust Account available for release to GHV plus (ii) all funds held by GHV outside of the Trust Account and immediately available to GHV, in each case, after giving effect to any payments to be made to any GHV stockholder exercising its right to redeem their shares of GHV Class A Common Stock.

        "GHV Common Stock" means the GHV Class A Common Stock and the GHV Class F Common Stock, collectively.

        "GHV Founder Shares" means the 13,125,000 shares of GHV Class F Common Stock that are currently owned by Initial Stockholders, of which 13,050,000 shares are held by GHV's Sponsor and 75,000 shares are held by each of Mr. Randall Bort, Mr. William Patton and Mr. Jeffrey Rea.

        "GHV Sponsor" or "Sponsor" means Gores Sponsor V LLC, a Delaware limited liability company.

        "GHV Sponsor Backstop" means the commitment of the GHV Sponsor, pursuant to the Subscription Agreement entered into by and among the GHV Sponsor, GHV and AMPSA, to subscribe at a purchase price of $10.00 per share for a number of AMPSA Shares equal to the number of shares of GHV Class A Common Stock redeemed by the Public Stockholders, up to a maximum of 9,500,000 AMPSA Shares, but only if the aggregate purchase price for redeemed shares of GHV Class A Common Stock exceeds $1,000,000.

        "GHV Units" means the 13,125,000 units issued in connection with the IPO, each of which consisted of one share of GHV Class A Common Stock and one-fifth of one Public Warrant, whereby each whole Public Warrant entitles the holder thereof to purchase one share of GHV Class A Common Stock at an exercise price of $11.50 per share of GHV Class A Common Stock.

        "GHV Warrants" means the Public Warrants and the Private Placement Warrants.

        "Glass Packaging" means AGSA's glass packaging and related operations.

        "Governance Proposal" means a proposal to consider and vote upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in AMPSA's articles of association in accordance with SEC requirements.

        "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and related interpretations as adopted by the IASB.

        "Initial Stockholders" means the holders of shares of GHV Class F Common Stock, including GHV's Sponsor and Mr. Randall Bort, Mr. William Patton and Mr. Jeffrey Rea, GHV's independent directors.

        "IPO" means GHV's initial public offering of GHV units, consummated on August 10, 2020, through the sale of 52,500,000 GHV Units (including 5,000,000 units sold pursuant to the underwriters' partial exercise of their over-allotment option) at $10.00 per unit.

        "MergeCo" means Ardagh MP MergeCo Inc., a Delaware corporation.

        "Merger" means the merger of MergeCo with and into GHV, with GHV surviving the Merger as a wholly owned subsidiary of AMPSA.

        "Merger Effective Time" means the date and time as specified in the Certificate of Merger to be filed with the Secretary of State of the State of Delaware to effect the Merger.

        "Merger Proposal" means the proposal to adopt the Business Combination Agreement and approve the Merger.

        "Minimum Cash Closing Conditions" means the provisions in the Business Combination Agreement that provide that

  (i)
  GHV's obligation to consummate the Merger is conditioned on the sum of the following amounts equaling or exceeding $685,000,000: (a) the amount in the Trust Account, after giving effect to redemptions of Public Shares, (b) the proceeds from the PIPE and (c) all funds held by GHV outside of the Trust Account and immediately available to GHV, and

  (ii)
  AGSA's obligation to consummate the Merger is conditioned on it receiving as consideration in the Business Combination a minimum cash payment of $3,000,000,000.

        "Morrow" means Morrow Sodali, proxy solicitor to GHV.

        "Nasdaq" means the Nasdaq Capital Market.

        "Notes Offering" means the offering by AMPSA of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029, which constitutes the Debt Financing.

        "NYSE" means The New York Stock Exchange.

        "PCAOB" means the United States Public Company Accounting Oversight Board.

        "PIPE" or "PIPE Investment" means the private placement pursuant to which the Subscribers will purchase 60,000,000 AMPSA Shares (or up to 69,500,000 AMPSA Shares if such shares are purchased pursuant to the GHV Sponsor Backstop), for a purchase price of $10.00 per share.

        "PIPE Shares" means the 60,000,000 AMPSA Shares (or up to 69,500,000 AMPSA Shares if such shares are purchased pursuant to the GHV Sponsor Backstop) to be issued to the Subscribers pursuant to the PIPE Investment.

        "Pre-Closing Restructuring" means the series of transactions effected pursuant to the Transfer Agreement that will result in, among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities.

        "Pre-Closing Restructuring Completion Date" means April 1, 2021 or such other date as mutually agreed by AGSA and AMPSA on which to consummate the Pre-Closing Restructuring.

        "Private Placement Warrants" means the warrants to purchase GHV Class A Common Stock purchased in a private placement in connection with the IPO.

        "Prospectus" means the proxy statement/prospectus included in this Registration Statement on Form F-4 (Registration No.            ) filed with the SEC.

        "Public Shares" means shares of GHV Class A Common Stock issued as part of the GHV Units sold in the IPO.

        "Public Stockholders" means the holders of shares of GHV Class A Common Stock, provided, that GHV's Initial Stockholders are considered a "Public Stockholder" only with respect to any Public Shares held by them.

        "Public Warrants" means the warrants included in the GHV Units sold in the IPO, each of which is exercisable for one share of GHV Class A Common Stock, in accordance with its terms.

        "Registration Rights and Lock-Up Agreement" means that certain form of agreement attached to the Business Combination Agreement as Exhibit B.

        "Regulatory Withdrawals" means funds released to GHV from the Trust Account to fund regulatory compliance requirements and other costs related thereto, subject to an annual limit of $1,250,000, for a maximum of 24 months.

        "Related Agreements" means, collectively, the Transfer Agreement, the Services Agreement, the Shareholders Agreement, the Subscription Agreement, the Registration Rights and Lock-Up Agreement and the Warrant Assignment, Assumption and Amendment Agreement.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Shareholders Agreement" means the Shareholders Agreement to be entered into by AGSA and AMPSA, effective as of the Merger Effective Time, in substantially the form attached to the Business Combination Agreement as Exhibit C.

        "Special Meeting" means the special meeting in lieu of the 2021 annual meeting of the stockholders of GHV that is the subject of this proxy statement/prospectus.

        "Subscribers" means the institutional investors that have committed to purchase AMPSA Shares in the PIPE.

        "The Gores Group" means The Gores Group LLC, an affiliate of the GHV Sponsor.

        "Transactions" means collectively, the Business Combination, including the Pre-Closing Restructuring, the Debt Financing, the PIPE Investment, the Merger and the other transactions contemplated by the Business Combination Agreement and the Related Agreements, including the contribution to AMPSA of the GHV Class A Common Stock and the exchange of the GHV Warrants for warrants issued by AMPSA exercisable for AMPSA Shares.

        "Transfer Agreement" means the Transfer Agreement, dated as of February 22, 2021, as may be amended, by and between AGSA and AMPSA.

        "Trust Account" means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

        "Warrant Agreement" means the warrant agreement, dated August 10, 2020, by and between GHV and Continental Stock Transfer & Trust Company, as warrant agent, governing GHV's outstanding warrants.

 QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS

        References in this section to "we," "our," "us," the "Company," or "Gores" generally refer to GHV.

        The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Merger. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Merger and the voting procedures for the Special Meeting, which, in light of public health concerns regarding the coronavirus (COVID-19) pandemic, will be held via live webcast at                , on                , 2021, at                 . The Special Meeting can be accessed by visiting                , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen only to the Special Meeting by dialing              (toll-free within the U.S. and Canada) or              (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is              , but you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

Q:    Why am I receiving this proxy statement/prospectus?

A:
Our stockholders are being asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Merger, among other proposals. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

  This proxy statement/prospectus and its Annexes contain important information about the proposed Merger and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

  Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:    When and where is the Special Meeting?

A:
In light of public health concerns regarding the coronavirus (COVID-19) pandemic, the Special Meeting will be held via live webcast at                , on                 , 2021, at                . The Special Meeting can be accessed by visiting                , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen only to the Special Meeting by dialing              (toll-free within the U.S. and Canada) or              (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is              , but you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

Q:    What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:
The Company's stockholders are being asked to approve the following proposals:

1.
Merger Proposal—To adopt the Business Combination Agreement and approve the Merger (Proposal No. 1);

2.
Governance Proposal—To consider and act upon a separate proposal with respect to certain governance provisions in AMPSA's articles of association which are being separately presented in accordance with SEC requirements and which will be voted upon on a non-binding advisory basis (Proposal No. 2); and

  3.
  Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, (A) to ensure that any supplement or amendment to this proxy statement/prospectus that the GHV Board has determined in good faith is required by applicable law to be disclosed to Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Merger Proposal (Proposal No. 3).

Q:    Are the proposals conditioned on one another?

A:
No. The Merger is conditioned on the approval of the Merger Proposal only. It is important for you to note that in the event that the Merger Proposal does not receive the requisite vote for approval, we will not consummate the Merger. If we do not consummate the Merger and fail to complete an initial business combination by August 10, 2022, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the Public Stockholders.

Q:    Why is the Company providing stockholders with the opportunity to vote on the Business Combination Agreement?

A:
Under our current certificate of incorporation, we must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. Because the proposed business combination transaction is being effected through the Merger, our stockholders will have the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. The approval of the Merger Proposal is also a condition to the closing of the Merger under the Business Combination Agreement.

Q:    What revenues and profits/losses has the AMP Business generated in the last three years?

A:
For the years ended December 31, 2020, 2019 and 2018, the AMP Business had total revenue of $3,451 million, $3,344 million and $3,338 million, respectively, and profit/ (loss) for the year of $111 million, $(40) million and $(75) million, respectively. For more information, please see the sections entitled "Selected Historical Combined Financial and Other Data of the AMP Business," "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Information."

Q:    What will happen in the Merger?

A:
Pursuant to the Business Combination Agreement and the Related Agreements, and upon the terms and subject to the conditions set forth therein, AGSA, AMPSA, GHV and/or MergeCo will effect a series of transactions we collectively refer to as the Business Combination. Prior to the Closing, AGSA will effect the Pre-Closing Restructuring and AMPSA will incur indebtedness under the Debt Financing. At the Closing, (i) the Subscribers will subscribe for 60,000,000 AMPSA shares for an aggregate purchase price payable to AMPSA of $600,000,000 (excluding the GHV Sponsor Backstop), (ii) MergeCo will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA, and all shares of GHV Class A Common Stock outstanding immediately prior to the Merger Effective Time, other than any Excluded

  Shares (as defined in the Business Combination Agreement), will be contributed to AMPSA in exchange for AMPSA Shares, and (iii) all GHV Warrants outstanding immediately prior to the Merger Effective Time will be converted into AMPSA Warrants.

Q:    Following the Merger, will GHV's securities continue to trade on a stock exchange?

A:
No. The GHV Common Stock, the GHV Units and the GHV Warrants are currently listed on Nasdaq under the symbols "GRSV," "GRSVU" and "GRSVW." Upon the Closing, AMPSA expects to delist GHV's securities from the Nasdaq and apply to list its AMPSA Shares and AMPSA Warrants on NYSE under the symbols "AMBP" and "AMBPW."

Q:    How has the announcement of the Business Combination affected the trading price of the Company's GHV Class A Common Stock?

A:
On February 22, 2021, the trading date before the public announcement of the Business Combination, GHV Units, GHV Class A Common Stock and Public Warrants closed at $11.32, $10.86 and $2.13, respectively. On              , 2021, the trading date immediately prior to the date of this proxy statement/prospectus, the GHV Units, GHV Class A Common Stock and Public Warrants closed at $              , $              and $              , respectively.

Q:    Will the management of AMPSA change in the Merger?

A:
No, the management of AMPSA is not expected to change following the consummation of the Merger. Prior to the consummation of the Merger, the directors of AMPSA are Paul Coulson, Shaun Murphy, Oliver Graham, David Matthews, Abigail Blunt, Yves Elsen, The Rt. Hon. The Lord Hammond of Runnymede, Hermanus Troskie and Edward White. Following the Merger, AMPSA's board of directors is expected to expand from 9 to 11 directors and consist of Paul Coulson, Shaun Murphy, Oliver Graham, David Matthews, Abigail Blunt, Yves Elsen, The Rt. Hon. The Lord Hammond of Runnymede, Hermanus Troskie and Edward White and two other directors to be designated for nomination by our Sponsor, who are expected to be identified and appointed prior to the Closing.

Q:    What equity stake will current stockholders of the Company, Private Placement Investors and the AMPSA Shareholders hold in AMPSA after the Closing?

A:
After the consummation of the Merger, and assuming that no shares of GHV are elected to be redeemed, it is anticipated: (i) the Public Stockholders (other than the Subscribers) will retain an ownership interest of approximately 8.6% in AMPSA; (ii) the Subscribers will own approximately 9.9% of AMPSA (such that Public Stockholders, including Subscribers, will own approximately 18.5% of AMPSA); (iii) the Initial Stockholders (including our Sponsor) will own approximately 1.6% of AMPSA; and (iv) AGSA will own approximately 79.9% of AMPSA.

Q:    Will the Company or AMPSA raise new financing in connection with the Business Combination?

A:
The Company will not obtain new financing in connection with the Business Combination, but AMPSA will consummate the PIPE and the Debt Financing as contemplated by the Business Combination Agreement. The proceeds from the Debt Financing and the PIPE, together with funds in the Trust Account, will be used to pay the AGSA Consideration and certain transaction expenses. The PIPE is contingent upon, among other things, the satisfaction or waiver of the closing conditions in the Business Combination Agreement. Neither GHV nor AMPSA anticipates obtaining any additional debt financing to fund the Business Combination.

Q:    What conditions must be satisfied to complete the Merger?

A:
There are a number of closing conditions in the Business Combination Agreement, including the approval by our stockholders of the Merger Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section entitled "The Business Combination Agreement."

Q:    Why is the Company proposing the Governance Proposal?

A:
As required by applicable SEC guidance, we are requesting that our stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in AMPSA's Articles of Association that materially affect stockholder rights. This separate vote is not otherwise required by Delaware law, but pursuant to SEC guidance, we are required to submit these provisions to our stockholders separately for approval. However, the stockholder vote regarding this proposal is an advisory vote, and is not binding on us or the GHV Board. Furthermore, the approval of the Merger Proposal is not conditioned on the separate approval of the Governance Proposal. For additional information, please see the section entitled "GHV Stockholder Proposal No. 2—Governance Proposal.

Q:    Why is the Company proposing the Adjournment Proposal?

A:
We are proposing the Adjournment Proposal to allow the adjournment of the Special Meeting to a later date or dates (A) to ensure that any supplement or amendment to this proxy statement/prospectus that the GHV Board has determined in good faith is required by applicable law to be disclosed to Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal. Please see the section entitled "GHV Stockholder Proposal No. 3—The Adjournment Proposal" for additional information.

Q:    What happens if I sell my shares of GHV Class A Common Stock before the Special Meeting?

A:
The record date for the Special Meeting is earlier than the date that the Merger is expected to be completed. If you transfer your shares of GHV Class A Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of GHV Class A Common Stock because you will no longer be able to deliver them for cancellation upon consummation of the Merger. If you transfer your shares of GHV Class A Common Stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:    What constitutes a quorum at the Special Meeting?

A:
A majority of the issued and outstanding shares of the GHV Common Stock entitled to vote as of the record date at the Special Meeting must be present, in person or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. Our Initial Stockholders, who currently own 20% of our issued and outstanding shares of GHV Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special

  Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting,              shares of our GHV Common Stock would be required to achieve a quorum.

Q:    What vote is required to approve the proposals presented at the Special Meeting?

A:
The approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote, with regard to the Merger Proposal will have the same effect as a vote "AGAINST" the Merger Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have the same effect as a vote "AGAINST" the Merger Proposal. Our Initial Stockholders have agreed to vote their shares of GHV Common Stock in favor of the Merger Proposal.

  The approval of the Governance Proposal, which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by holders of our outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Governance Proposal will have no effect on the Governance Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Governance Proposal.

  The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Q:    What happens if the Merger Proposal is not approved?

A:
If the Merger Proposal is not approved and we do not consummate a business combination by August 10, 2022, we will be required to dissolve and liquidate our Trust Account.

Q:    May the Company, its Sponsor or the Company's directors or officers or their affiliates purchase shares in connection with the Business Combination?

A:
In connection with the stockholder vote to adopt the Business Combination Agreement and approve the Merger, our Sponsor, directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares.

  Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

  Additionally, in connection with the execution of the Business Combination Agreement, the Sponsor entered into a Subscription Agreement pursuant to which it has agreed to subscribe for up to an additional 9,500,000 AMPSA Shares for a purchase price of $10.00 per share in the event that redemptions of GHV's Class A Common Stock, if any, result in an aggregate redemption price of more than $1,000,000. See "Certain Agreements Related to the Business Combination—Subscription Agreements."

Q:    How many votes do I have at the Special Meeting?

A:
Our stockholders are entitled to one vote on each proposal presented at the Special Meeting for each share of GHV Common Stock held of record as of                , 2021, the record date for the Special Meeting. As of the close of business on the record date, there were              outstanding shares of our GHV Common Stock.

Q:    How do I vote?

A:
If you were a holder of record of our GHV Common Stock on                , 2021, the record date for the Special Meeting, you may vote with respect to the proposals in person via the virtual meeting platform at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

  Voting by Mail.    By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 9:00 a.m. Eastern Time on              , 2021.

  Voting at the Special Meeting via the Virtual Meeting Platform.    If you attend the Special Meeting and plan to vote in person via the virtual meeting platform, you will be provided with explicit instructions on how to vote in person via the virtual meeting platform. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person via the virtual meeting platform at the Special Meeting. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person via the virtual meeting platform, you will need to contact your broker, bank or nominee to obtain a legal proxy that will authorize you to vote these shares. For additional information, please see the section entitled "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders."

Q:    What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:
At the Special Meeting, we will count a properly executed proxy marked "ABSTAIN" with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, a failure to vote or an abstention will have the same effect as a vote "AGAINST" the Merger Proposal but will have no effect on the Governance Proposal or the Adjournment Proposal.

Q:    What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted "FOR" each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:    If I am not going to attend the Special Meeting via the virtual meeting platform, should I return my proxy card instead?

A:
Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:    If my shares are held in "street name," will my broker, bank or nominee automatically vote my shares for me?

A:
No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the proposals presented to the stockholders at this Special Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a "broker non-vote." Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:    How will a broker non-vote impact the results of each proposal?

A:
Broker non-votes will have the same effect as a vote "AGAINST" the Merger Proposal.

Q:    May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to our Secretary at the address listed below so that it is received by our Secretary prior to the Special Meeting or attend the Special Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to our Secretary, which must be received by our Secretary prior to the Special Meeting.

Q:    What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:    How will the Company's Sponsor, directors and officers vote?

A:
Prior to our IPO, we entered into agreements with our Sponsor and each of our directors and officers, pursuant to which each agreed to vote any shares of GHV Common Stock owned by them in favor of the Merger Proposal. None of our Sponsor, directors or officers has purchased any shares of our GHV Common Stock during or after our IPO and, as of the date of this proxy statement, neither we nor our Sponsor, directors or officers have entered into agreements, and are not currently in negotiations, to purchase shares prior to the consummation of the Merger. Currently, our Initial Stockholders own 20% of our issued and outstanding shares of GHV Common Stock, including all of the GHV Founder Shares, and will be able to vote all such shares at the Special Meeting.

Q:    What interests do the Sponsor and the Company's current officers and directors have in the Business Combination?

A:
Our Sponsor and certain members of the GHV Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. See "Risk Factors—Risks Relating to GHV and the Merger—The exercise of discretion by our directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of our stockholders." You should take these interests into account in deciding whether to approve the Merger Proposal. These interests include:

•
the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the Merger Effective Time (based on per share price of $10), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

•
the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

•
the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

•
if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

  •
  the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

  •
  that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

  •
  the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
  •
  the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

  •
  that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

  •
  the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

Q:    Did the GHV Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A:
Yes. Although our current certificate of incorporation does not require the GHV Board to seek a third-party valuation or fairness opinion in connection with a business combination unless the target business is affiliated with our Sponsor, directors or officers, the GHV Board received a fairness opinion from Duff & Phelps as to the fairness from a financial point of view to GHV, as of the date of such opinion, of the consideration in the Business Combination. Please see the section entitled "The Business Combination—Opinion of GHV's Financial Advisor" and the opinion of Duff & Phelps attached hereto as Annex B for additional information.

Q:    What happens if I vote against the Merger Proposal?

A:
If you vote against the Merger Proposal but the Merger Proposal still obtains the affirmative vote of a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the

  Special Meeting, then the Merger Proposal will be approved and, assuming the satisfaction or waiver of the other conditions to closing, the Merger will be consummated in accordance with the terms of the Business Combination Agreement.

  If you vote against the Merger Proposal and the Merger Proposal does not obtain the affirmative vote of the outstanding shares of GHV Common Stock entitled to vote at the Special Meeting, then the Merger Proposal will fail and we will not consummate the Merger. If we do not consummate the Merger, we may continue to try to complete a business combination with a different target business until August 10, 2022. If we fail to complete an initial business combination by August 10, 2022, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our Public Stockholders.

Q:    Do I have redemption rights?

A:
If you are a holder of Public Shares, you may redeem your Public Shares for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Merger, including interest not previously released to the Company to fund Regulatory Withdrawals and/or to pay its franchise and income taxes, by (ii) the total number of then-outstanding Public Shares; provided that the Company will not redeem any shares of GHV Class A Common Stock issued in the IPO to the extent that such redemption would result in the Company's failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,000. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the shares of GHV Class A Common Stock included in the GHV Units sold in our IPO. Holders of our outstanding Public Warrants do not have redemption rights in connection with the Merger. Our Sponsor, directors and officers have agreed to waive their redemption rights with respect to their shares of GHV Common Stock in connection with the consummation of the Merger, and the GHV Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our GHV Common Stock they may hold in connection with the consummation of the Merger. For illustrative purposes, based on the balance of our Trust Account of $525,020,571 as of December 31, 2020, the estimated per share redemption price would have been approximately $10.00. Additionally, shares properly tendered for redemption will only be redeemed if the Merger is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest not previously released to the Company to fund Regulatory Withdrawals and/or to pay its franchise and income taxes) in connection with the liquidation of the Trust Account, unless we complete an alternative business combination prior to August 10, 2022.

Q:    Can the Company's Initial Stockholders redeem their GHV Founder Shares in connection with consummation of the Merger?

A:
No. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to their shares of GHV Common Stock in connection with the consummation of the Merger. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our GHV Common Stock they may hold in connection with the consummation of the Merger.

Q:    Is there a limit on the number of shares I may redeem?

A:
Yes. A Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a "group" (as defined under Section 13(d)(3) of the Exchange Act), is restricted from exercising redemption rights with respect to more than an aggregate of 20% of the shares sold in our IPO. Accordingly, all shares in excess of 20% owned by a holder or "group" of holders will not be redeemed for cash. On the other hand, a Public Stockholder who holds less than 20% of the Public Shares and is not a member of a "group" may redeem all of the Public Shares held by such stockholder for cash (subject to our requirement to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,000).

  In no event is your ability to vote all of your shares (including those shares held by you or by a "group" in excess of 20% of the shares sold in our IPO) for or against the Merger Proposal restricted.

  We have no specified maximum redemption threshold under our current certificate of incorporation, other than the aforementioned 20% threshold. Each redemption of shares of GHV Class A Common Stock by our Public Stockholders will reduce the amount in our Trust Account, which held cash and investment securities with a fair value of $525,020,571 as of December 31, 2020. Taking into account the anticipated gross proceeds of approximately $600,000,000 from the PIPE as well as the GHV Sponsor Backstop, all Public Stockholders could redeem their shares and the Minimum Cash Closing Conditions in the Business Combination Agreement could still be satisfied. However, in no event will we redeem shares of our GHV Class A Common Stock in an amount that would result in the Company's failure to have net tangible assets exceeding $5,000,000, and so given the foregoing assumptions, the maximum number of shares we could redeem is 52,000,019 shares of GHV Class A Common Stock.

Q:    Is there a limit on the total number of shares that may be redeemed?

A:
Yes. Our current certificate of incorporation provides that we may not redeem our Public Shares in an amount that would result in the Company's failure to have net tangible assets in excess of $5,000,000 (such that we are not subject to the SEC's "penny stock" rules) or any greater net tangible asset or cash requirement which may be contained in the Business Combination Agreement. Other than this limitation, our current certificate of incorporation does not provide a specified maximum redemption threshold.

  Assuming the amount of $525,020,571 in our Trust Account as of December 31, 2020, if all 52,500,000 shares of GHV Class A Common Stock are redeemed, they would be redeemed at a per share price of approximately $10.00. Taking into account the anticipated gross proceeds of approximately $600,000,000 from the PIPE as well as the GHV Sponsor Backstop, even if all Public Stockholders redeem their shares, the Minimum Cash Closing Conditions in the Business Combination Agreement could still be satisfied. However, in no event will we redeem shares of our GHV Class A Common Stock in an amount that would result in the Company's failure to have net tangible assets in excess of $5,000,000, and so given the foregoing assumptions, the maximum number of shares we could redeem is 52,000,019 shares of GHV Class A Common Stock.

Q:    How will the absence of a maximum redemption threshold affect the Merger?

A:
The Business Combination Agreement provides for the Minimum Cash Closing Conditions. As a result, assuming the consummation of the PIPE (including, if applicable, the GHV Sponsor Backstop), we may be able to complete our proposed Merger Proposal even if all or a substantial portion of our Public Stockholders redeem their shares or enter into privately negotiated agreements to sell their shares to our Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by the Company or the persons described above have been entered into with any such investor or holder. We will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Merger Proposal or other proposals (as described in this proxy statement) at the Special Meeting. See "The Business Combination Agreement—Conditions to Closing the Merger."

Q:    Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your shares of GHV Common Stock for or against, or whether you abstain from voting on the Merger Proposal or any other proposal described by this proxy statement. As a result, the Merger Proposal can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NYSE.

Q:    How do I exercise my redemption rights?

A:
In order to exercise your redemption rights, you must (i) if you hold GHV Units, separate the underlying Public Shares and Public Warrants, and (ii) prior to 5:00 p.m. Eastern Time on              , 2021 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

  Please check the box on the enclosed proxy card marked "Stockholder Certification" if you are not acting in concert or as a "group" (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of GHV Common Stock. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate or any other person with whom it, she or he is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from exercising redemption rights with respect to more than an aggregate of 20% of the shares of GHV Class A Common Stock included in the GHV Units sold in our IPO. Accordingly, all Public Shares in excess of the 20% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.

  Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

  Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name" are required to either tender their certificates to our transfer agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote on the Merger Proposal at the Special Meeting, or to deliver their shares to the transfer agent electronically using Depository Trust Company's ("DTC") Deposit/Withdrawal At Custodian ("DWAC") system, at such stockholder's option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder's election to redeem is irrevocable once the Merger Proposal is approved.

  There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge a tendering broker a fee and it is in the broker's discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise redemption rights to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Q:    What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of the redemption depends on particular facts and circumstances. Please see the section entitled "GHV Stockholder Proposal No. 1—Merger Proposal—Material U.S. Federal Income Tax Considerations." We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:    If I am a Company warrant holder, can I exercise redemption rights with respect to my Public Warrants?

A:
No. The holders of our Public Warrants have no redemption rights with respect to our Public Warrants.

Q:    What are the U.S. federal income tax consequences of the Merger to U.S. holders of GHV Common Stock and/or GHV?

A:
As described more fully under the section entitled "Material U.S. Federal Income Tax Considerations," it is expected that the Merger, taken together with certain related transactions, should qualify as an exchange governed by Section 351 of the Code. GHV's obligation to effect the Merger is conditioned on the receipt by AMPSA of a written tax opinion from KPMG LLP, dated as of the closing date of the Merger, providing that for U.S. federal income tax purposes the Merger, taken together with certain related transactions, should qualify as a transaction under Section 351 of the Code and should not subject the GHV stockholders to tax under Section 367 of the Code (subject to entry into gain recognition agreements by any such stockholders required to enter into such agreements to preserve tax-free treatment under Section 367 of the Code) (the "Tax Opinion"). Such opinion will be based on customary assumptions and on representations made by AGSA and GHV, as well as certain covenants and undertakings by AGSA and GHV. If any of the assumptions, representations, covenants or undertakings by AGSA or GHV is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion described above may be affected and the tax consequences of the Merger could differ from those described herein. An opinion by KPMG LLP is not binding on the Internal Revenue Service (the "IRS") or any court. Neither AGSA nor GHV intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, even if AMPSA receives the Tax Opinion, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

The appropriate U.S. federal income tax treatment of the disposition of GHV Warrants in exchange for AMPSA Warrants in connection with the Merger is uncertain. It is possible that a U.S. holder (as defined in "Material U.S. Federal Income Tax Considerations") of GHV Warrants

  could be treated as exchanging such GHV Warrants for "new" warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the AMPSA Warrants held by such U.S. holder immediately following the Merger and the adjusted tax basis of the GHV Warrants held by such U.S. holder immediately prior to the Merger. Alternatively, it is also possible that a U.S. holder of GHV Warrants could be treated as transferring its GHV Warrants and shares of GHV Common Stock to AMPSA for AMPSA Warrants and AMPSA Shares in an exchange governed only by Section 351 of the Code (and not by Section 368 of the Code). If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the AMPSA Warrants treated as received by such holder and the AMPSA Shares received by such holder over (y) such holder's aggregate adjusted tax basis in the GHV Warrants and GHV Common Stock treated as having been exchanged therefor) and (ii) the fair market value of the AMPSA Warrants treated as having been received by such holder in such exchange. However, if the deemed transfer of GHV Warrants also qualifies as part of a "reorganization" within the meaning of Section 368 of the Code, subject to Section 367(a) of the Code as discussed below, a U.S. holder of GHV Warrants generally should not recognize any gain or loss on any such deemed transfer of GHV Warrants. However, the requirements for qualification of the Merger as a "reorganization" under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as an exchange under Section 351 of the Code. While not free from doubt, GHV and AMPSA intend to report the exchange of GHV Warrants for AMPSA Warrants as not qualifying as part of a "reorganization" within the meaning of Section 368 of the Code. U.S. holders of GHV Warrants are urged to consult with their tax advisors regarding the treatment of their GHV Warrants in connection with the Merger.

  If, however, the exchange by GHV stockholders of GHV Common Stock for AMPSA Shares in the Merger does not qualify for nonrecognition of gain or loss under Section 351(a) or Section 368 of the Code, then a U.S. holder would generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the AMPSA Shares (and, if such U.S. holder is also surrendering GHV Warrants, AMPSA Warrants) received and (ii) such U.S. holder's adjusted tax basis in such GHV Common Stock (and GHV Warrants, if any). If the transfer is described in Section 351(a) or Section 368 of the Code but it is determined that Section 367(a) of the Code applies to the transfer of GHV Common Stock, then a U.S, holder would generally recognize gain (but not loss) to the extent that gain would have been recognized if such transfer did not qualify for non-recognition under Section 351(a) or Section 368 of the Code.

  The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled "Material U.S. Federal Income Tax Considerations." We urge you to consult your tax advisors regarding the tax consequences to you of the Merger.

Q:    Do I have appraisal rights if I object to the Merger Proposal?

A:
No. Appraisal rights are not available to holders of our GHV Common Stock in connection with the Merger.

Q:    What happens to the funds held in the Trust Account upon consummation of the Merger?

A:
The funds held in the Trust Account (together with the proceeds from the PIPE) will be used to (a) pay a portion of the AGSA Consideration and (b) pay GHV stockholders who properly exercise their redemption rights.

Q:    What happens if the Merger is not consummated?

A:
There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the section entitled "The Business Combination Agreement" for information regarding the parties' specific termination rights.

  If we do not consummate the Merger, we may continue to try to complete a business combination with a different target business until August 10, 2022. Unless we amend our current certificate of incorporation (which requires the affirmative vote of 65% of all then outstanding shares of GHV Class A Common Stock) and amend certain other agreements into which we have entered to extend the life of the Company, if we fail to complete an initial business combination by August 10, 2022, then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to fund its working capital requirements plus Regulatory Withdrawals and/or to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish our Public Stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the GHV Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. Please see the section entitled "Risk Factors—Risks Relating to GHV and the Merger."

  Holders of our GHV Founder Shares have waived any right to any liquidation distribution with respect to such shares. In addition, if we fail to complete an initial business combination by August 10, 2022, there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.

Q:    When is the Merger expected to be completed?

A:
The closing of the Merger is expected to take place on or prior to the third business day following the satisfaction or waiver of the conditions described below in the subsection entitled "The Business Combination Agreement—Conditions to Closing of the Merger." Following the Closing, MergeCo will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA, and all shares of GHV Class A Common Stock outstanding immediately prior to the Merger Effective Time, other than any Excluded Shares (as defined in the Business Combination Agreement), will be contributed to AMPSA in exchange for AMPSA Shares, and all GHV Warrants outstanding immediately prior to the Merger Effective Time will be converted into AMPSA Warrants. The completion of the Merger is expected to occur in the second quarter of 2021. The Business Combination Agreement may be terminated by AGSA or GHV if the Closing has not occurred by September 30, 2021.

  For a description of the conditions to the completion of the Merger, see the section entitled "The Business Combination Agreement—Conditions to Closing the Merger."

Q:    What do I need to do now?

A:
You are urged to read carefully and consider the information contained in this proxy statement, including the Annexes, and to consider how the Merger will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:    Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:
The Company is soliciting proxies on behalf of the GHV Board. The Company will pay the cost of soliciting proxies for the Special Meeting. The Company has engaged Morrow Sodali LLC ("Morrow") to assist in the solicitation of proxies for the Special Meeting. The Company has agreed to pay Morrow a fee of $              , plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. The Company will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of the Company's GHV Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the Company's GHV Common Stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:    Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Gores Holdings V, Inc.
9800 Wilshire Blvd.
Beverly Hills, California 90212
(310) 209-3010
Attention: Jennifer Kwon Chou
Email: jchou@gores.com

  You may also contact our proxy solicitor at:

Morrow Sodali
470 West Avenue
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: grsh.info@investor.morrowsodali.com

  To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

  You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled "Where You Can Find More Information."

  If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question "How do I exercise my redemption rights?" If you have questions regarding the certification of your position or delivery of your stock, please contact our transfer agent:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

        This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled "Where You Can Find More Information." The description of AMPSA's business operations in this section refers to AMPSA's business following consummation of the Pre-Closing Restructuring pursuant to the Transfer Agreement.

 Parties to the Business Combination Agreement

Gores Holdings V, Inc.

        GHV is a special purpose acquisition company incorporated on June 25, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

        The GHV Units, the shares of GHV Class A Common Stock, and the Public Warrants trade on Nasdaq under the ticker symbols "GRSV," "GRSVU" and "GRSVW."

        The mailing address of GHV's principal executive office is 9800 Wilshire Blvd., Beverly Hills, California 90212 and its telephone number is (310) 209-3010.

Ardagh Metal Packaging S.A.

        AMPSA is one of the leading suppliers of consumer metal beverage cans in the world and believes that it holds the #2 or #3 market positions in Europe, the United States and Brazil. The global beverage can industry is a large, consumer-driven industry with attractive growth characteristics. AMPSA's end-use categories include beer, carbonated soft drinks, energy drinks, hard seltzers, juices, pre-mixed cocktails, teas, sparkling waters and wine. Its customers include a wide variety of leading beverage producers, which value its packaging products for their convenience and quality, as well as the end-user appeal they offer through design, innovation and brand promotion. With AMPSA's significant invested capital base, supported by consistent levels of re-investment, its extensive technical capabilities and manufacturing know-how, AMPSA believes it is well-positioned to continue to meet the dynamic needs of its global customers.

        AMPSA was incorporated under the laws of the Grand Duchy of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465. After the consummation of the Merger, its principal executive office will remain at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

        The mailing address of AMPSA's principal executive office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and its telephone number is +352 26 25 85 55. Prior to the consummation of the Merger, the directors of AMPSA are Paul Coulson, Shaun Murphy, Oliver Graham, David Matthews, Abigail Blunt, Yves Elsen, The Rt. Hon. The Lord Hammond of Runnymede, Hermanus Troskie and Edward White.

        AMPSA expects to apply to list the AMPSA Shares and AMPSA Warrants on NYSE under the symbols "AMBP" and "AMBPW," respectively.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, AMPSA will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as AMPSA continues to qualify as a foreign private issuer under the Exchange Act, AMPSA will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        In addition, AMPSA will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

        Further, AMPSA will be exempt from certain corporate governance requirements of NYSE by virtue of being a foreign private issuer. Although AMPSA's foreign private issuer status exempts it from most of NYSE's corporate governance requirements, AMPSA intends to voluntarily comply with these requirements, except those from which AMPSA would be exempt by virtue of being a "controlled company." Following the consummation of the Merger, AGSA will continue to control, directly or indirectly, a majority of the voting power of AMPSA's issued and outstanding shares and thus AMPSA will be a controlled company within the meaning of NYSE corporate governance standards. Under these NYSE standards, AMPSA may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the compensation and nominating and corporate governance committees.

        Following the consummation of the Merger, AMPSA intends to utilize certain of these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors. In addition, although AMPSA will have adopted charters for its audit, compensation and nominating and governance committees, its compensation and nominating and governance committees are not expected to be composed solely of independent directors. For more information about AMPSA, see the sections entitled "Information About AMPSA" and "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operation."

Ardagh Group S.A.

        AGSA was incorporated under the laws of the Grand Duchy of Luxembourg on May 6, 2011 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 160804. Until the consummation of the Merger, AMPSA will be wholly owned by AGSA. Upon completion of the Merger, AGSA will own approximately 80% of the outstanding AMPSA Shares.

        The mailing address of AGSA's principal executive office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and its telephone number is +352 26 25 85 55.

Ardagh MP MergeCo Inc.

        MergeCo is a Delaware corporation and a direct wholly owned subsidiary of AMPSA. MergeCo was formed solely in contemplation of the Merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Merger.

        The mailing address of MergeCo's principal executive office is 8770 W. Bryn Mawr Avenue, Chicago, IL 60631, United States.

The Business Combination

The Business Combination Agreement

        On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement pursuant to which the parties intend to consummate the Business Combination and following the Merger of GHV with and into MergeCo, GHV would become a direct wholly owned subsidiary of AMPSA. Pursuant to the Business Combination Agreement, each of the following transactions will occur in the following order:

  •
  prior to the Closing, pursuant to the Transfer Agreement, AGSA will effect a series of transactions that will result in (a) the AMP Business being owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not engaged in the AMP Business, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities (the "Pre-Closing Restructuring");

  •
  AMPSA intends to incur indebtedness under the documents related to the Debt Financing in an amount that would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal of no more than $2,800,000,000 (which may be denominated in USD, Euros or a combination of the foregoing), which AMPSA expects to incur pursuant to the Notes Offering;

  •
  at Closing, the Subscribers will subscribe for 60,000,000 AMPSA Shares for an aggregate purchase price payable to AMPSA of $600,000,000 (excluding the GHV Sponsor Backstop); and

  •
  at Closing, MergeCo will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA, and all shares of GHV Class A Common Stock outstanding immediately prior to the Merger Effective Time, other than any Excluded Shares (as defined in the Business Combination Agreement), will be contributed to AMPSA in exchange for AMPSA Shares, and all GHV Warrants outstanding immediately prior to the Merger Effective Time will be converted into AMPSA Warrants.

        For more information, see the section entitled "The Business Combination Agreement—The Structure of the Business Combination."

Consideration to Be Received in the Business Combination

        The aggregate consideration to be paid to AGSA pursuant to the Transfer Agreement and the Business Combination Agreement consists of (a) $2,315,000,000, payable in cash and in equivalent U.S. dollars or euros (or a combination thereof), (b) 484,956,250 AMPSA Shares, (c) a promissory note issued by AMPSA in the amount of $1,085,000,000, to be paid in cash at the Closing or, in certain circumstances, a combination of cash and AMPSA Shares, and (d) the right to receive, during the five-year period commencing 180 days after the Closing, up to 60,730,000 additional AMPSA Shares in five equal installments if the price of AMPSA Shares maintains for a certain period of time a volume weighted average price greater than or equal to $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable (collectively, the "AGSA Consideration").

        For more information, see the section entitled "The Business Combination Agreement—Consideration to Be Received in the Business Combination."

Conditions to the Closing

General Conditions

        Under the Business Combination Agreement, the obligations of the parties to consummate the Merger are conditioned on the satisfaction or waiver (where permissible) of the following conditions at or prior to the Closing:

  •
  no action or governmental order or law shall have been enacted, issued, promulgated, enforced or entered that restrains, enjoins or otherwise prohibits the consummation of the transactions or would cause any of the transactions to be rescinded following the Closing;

  •
  the Merger Proposals shall have been approved and adopted by the requisite affirmative vote of the GHV stockholders;

  •
  a Luxembourg statutory independent auditor (réviseur d'entreprises agréé) of AMPSA shall have issued appropriate reports in respect of the contributions in kind relating to the AMPSA Shares to be issued to AGSA and the GHV stockholders;

  •
  all closing conditions to the PIPE Investment shall have been satisfied or waived and the PIPE Investment Amount shall have been paid to AMPSA on the Closing Date;

  •
  the registration statement of which this proxy statement/prospectus forms a part shall have been declared effective under the Securities Act and no stop order or proceedings for purposes of suspending the effectiveness of the registration statement shall have been initiated by the SEC and not withdrawn; and

  •
  the AMPSA Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

GHV Conditions to Closing

        The obligations of GHV to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

  •
  certain representations and warranties of AGSA shall each be true and correct in all material respects as of the Closing Date, certain representations and warranties shall be true and correct as of the Closing Date except for de minimis inaccuracies and all other representations and warranties shall be true and correct as of the Closing Date, except where the failure of all other such representations and warranties to be true and correct does not result in an AMP Material Adverse Effect (as defined in the Business Combination Agreement);

  •
  AGSA, AMPSA and MergeCo shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be complied with on or prior to the Closing Date;

  •
  AGSA shall have delivered to GHV a certificate, signed by an officer of AGSA, certifying as to the satisfaction of the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(d) of the Business Combination Agreement;

  •
  the Pre-Closing Restructuring shall have been completed in accordance with the terms of the Business Combination Agreement and the Transfer Agreement;

  •
  no AMP Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred;

  •
  the sum of (i) the GHV Closing Cash Amount plus (ii) the PIPE Investment Amount shall equal or exceed $685,000,000;

  •
  AGSA shall have delivered to GHV the Closing deliverables set forth in Section 2.3(a) of the Business Combination Agreement; and

  •
  AMPSA shall have received a tax opinion from KPMG LLP that the Merger should qualify for the Intended Tax Treatment (as defined in the Business Combination Agreement), that GHV can rely on as if addressed to it.

AMPSA, AGSA and MergeCo Conditions to Closing

        The obligations of AMPSA, AGSA and MergeCo to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

  •
  certain representations and warranties of GHV shall each be true and correct in all material respects as of the Closing Date, certain representations and warranties shall be true and correct as of the Closing Date except for de minimis inaccuracies, and all other representations and warranties of GHV shall be true and correct as of the Closing Date, except where the failure of all other such representations and warranties to be true and correct does not result in a GHV Material Adverse Effect (as defined in the Business Combination Agreement);

  •
  GHV shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be complied with on or prior to the Closing Date;

  •
  GHV shall have delivered to AGSA a certificate, signed by an officer of GHV, certifying as to the satisfaction of the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(d) of the Business Combination Agreement;

  •
  no GHV Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred;

  •
  the cash portion of the AGSA Consideration paid to AGSA by AMPSA shall equal or exceed $3,000,000,000; and

  •
  GHV shall have delivered to AGSA the Closing deliverables set forth in Section 2.3(b) of the Business Combination Agreement.

        For more information, see the section entitled "The Business Combination Agreement—Conditions to Closing the Merger."

Termination Rights

        The Business Combination Agreement may be terminated, and the Merger may be abandoned, as follows:

  •
  by mutual written consent of GHV and AGSA;

  •
  by GHV, upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of the AGSA, AMPSA or MergeCo that remains uncured for more than 30 days after written notice of such breach is provided by GHV to AGSA, or if any representation or warranty of AGSA, AMPSA or MergeCo shall have become untrue or inaccurate, in either case such that the conditions set forth in Section 7.2(a) and Section 7.2(b) of the Business Combination Agreement would not be satisfied;

  •
  by AGSA, upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of GHV that remains uncured for more than 30 days after written notice of such breach is provided by AGSA to GHV, or if any representation or warranty of GHV shall have become untrue or inaccurate, in either case such that the conditions set forth in Section 7.3(a) and Section 7.3(b) of the Business Combination Agreement would not be satisfied;

  •
  by either GHV or AGSA, if the Merger Effective Time shall not have occurred on or prior to September 30, 2021, provided that the terminating party is not, either directly or indirectly through its affiliates, in breach or violation of any representation, warranty, covenant, agreement or obligation under the Business Combination Agreement and such breach or violation is the primary cause of the failure of a condition set forth in the Business Combination Agreement on or prior to September 30, 2021;

  •
  by either GHV or AGSA if the Merger Proposal fails to receive the requisite vote for approval at GHV's Special Meeting of stockholders; and

  •
  by either GHV or AGSA if any governmental authority will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination.

        In the event that the Business Combination Agreement is validly terminated, all transaction expenses incurred in connection with the Business Combination Agreement and the Business Combination will be paid by the party incurring such transaction expenses. If the Merger is consummated, AMPSA will bear the reasonable and documented transaction expenses of all parties; provided that the transaction expenses of GHV shall not exceed $50,000,000.

        For more information, see the section entitled "The Business Combination Agreement—Termination of the Business Combination Agreement."

Certain Agreements Related to the Business Combination Agreement

Transfer Agreement

        On February 22, 2021, AGSA and AMPSA entered into a Transfer Agreement, pursuant to which, prior to the Pre-Closing Restructuring Completion Date, AGSA will effect the Pre-Closing Restructuring through a series of transactions that will result in, among other things, AMPSA owning the AMP Business.

        For more information about the Transfer Agreement, see the section entitled "Certain Agreements Related to the Business Combination—Transfer Agreement."

Services Agreement

        In connection with the Pre-Closing Restructuring, AGSA and AMPSA will enter into a services agreement (the "Services Agreement"), pursuant to which AGSA, either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to AMPSA, and AMPSA, either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to AGSA. The initial term of the Services Agreement is expected to end on December 31, 2024.

        For more information about the Services Agreement, see the section entitled "Certain Agreements Related to the Business Combination—Services Agreement."

Shareholders Agreement

        In connection with the completion of the Merger, AGSA and AMPSA will enter into the Shareholders Agreement, pursuant to which, among other things, AGSA will have the right to nominate nine directors to the AMPSA's board of directors, of whom (a) one will initially be the current Chief Executive Officer of AGSA, who will serve as chairperson of the board; and (b) at least three shall satisfy the independence requirements of NYSE. Two independent directors will be appointed upon proposal for nomination by the Sponsor as Class I directors pursuant to the terms of the Business Combination Agreement. In addition, for so long as AGSA holds at least 20% of the outstanding AMPSA Shares, AGSA will also have the right to: (i) nominate a number of directors to the AMPSA's board of directors at least proportional to the number of AMPSA Shares owned by AGSA; (ii) designate the chairperson of the board of directors of AMPSA (who need not be a nominee of Ardagh Group); and (iii) appoint a number of representatives to each committee of the board of AMPSA that is at least proportional to the number of outstanding AMPSA Shares owned by AGSA. In addition, for so long as Ardagh Group holds at least 40% of the outstanding shares in AMPSA, Ardagh Group will also have the right to approve certain material actions to be taken by AMPSA.

        For more information about the Shareholders Agreement, see the section entitled "Certain Agreements Related to the Business Combination—Shareholders Agreement."

Subscription Agreements

        In connection with the execution of the Business Combination Agreement, AMPSA and GHV entered into separate subscription agreements (collectively, the "Subscription Agreements") with a number of investors (collectively, the "Subscribers"), pursuant to which the Subscribers agreed to subscribe for, and AMPSA agreed to issue to the Subscribers, an aggregate of 60,000,000 AMPSA Shares (the "PIPE Shares"), for a purchase price of $10.00 per share, for an aggregate cash amount of $600,000,000 (such aggregate cash amount, the "PIPE Investment Amount", and such transactions, the "PIPE Investment").

        The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Merger.

        Pursuant to the Subscription Agreements, AMPSA agreed that, within 30 calendar days after the Closing Date, it will file with the SEC (at AMPSA's sole cost and expense) a registration statement registering the resale of the PIPE Shares, and AMPSA will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

        Pursuant to the Subscription Agreement entered into by the GHV Sponsor, the GHV Sponsor committed to acquire 2,500,000 AMPSA Shares (which may be syndicated by it) and to the GHV Sponsor Backstop.

        For more information about the Subscription Agreements, see the section entitled "Certain Agreements Related to the Business Combination—Subscription Agreements."

Registration Rights and Lock-Up Agreement

        In connection with the Closing, AMPSA, the Initial Stockholders and AGSA will enter into a Registration Rights and Lock-Up Agreement that provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, AMPSA will agree that, as soon as practicable, and in any event within 30 days after the Closing, it will file with the SEC (at AMPSA's sole cost and expense) a registration statement registering the resale of any outstanding AMPSA Shares or any other equity security held by a party to the Registration Rights and Lock-Up Agreement and any other equity security of AMPSA issued or issuable with respect to any such AMPSA Share by way of a dividend or stock split in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, and AMPSA will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline.

        Subject to certain exceptions, including in connection with certain exchanges involving AGSA shareholders, AGSA may not transfer any AMPSA Shares beneficially owned or owned of record by it during the period ending 180 days following the date of the Registration Rights and Lock-Up Agreement (the "Share Lock-Up Period"). During the Share Lock-Up Period, no Initial Stockholder may transfer AMPSA Shares beneficially owned or owned of record by such Initial Stockholder. During the period ending 30 days after the date of the Registration Rights and Lock-Up Agreement, no Initial Stockholder may transfer any GHV Warrants or any of the AMPSA Shares issued or issuable upon the exercise or conversion of such GHV Warrants beneficially owned or owned of record by such Initial Stockholder. The lock-up provisions are subject to a number of customary exceptions.

        For more information about the Registration Rights and Lock-Up Agreement, see the section entitled "Certain Agreements Related to the Business Combination—Registration Rights and Lock-Up Agreement."

Warrant Assignment, Assumption and Amendment Agreement

        In connection with the Closing, AMPSA will enter into a Warrant Assignment, Assumption and Amendment Agreement with GHV and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent to assume GHV's obligations under the existing Warrant Agreement, dated August 10, 2020 with respect to the GHV Warrants.

        For more information about the Warrant Agreement Amendment, see the section entitled "Certain Agreements Related to the Business Combination—Warrant Assignment, Assumption and Agreement Amendment."

Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors

        In considering the recommendation of the GHV Board to vote for the proposals presented at the Special Meeting, including the Merger Proposal, you should be aware that aside from their interests as stockholders, GHV's Sponsor and certain members of its Board and officers have interests in the Business Combination that are different from, or in addition to, the interests of GHV's stockholders generally. The GHV Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to its stockholders that they vote in favor of the proposals presented at the Special Meeting, including the Merger Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Merger Proposal. These interests include, among other things:

  •
  the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

  •
  the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the Merger Effective Time (based on per share price of $10.00), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

  •
  the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

  •
  if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

  •
  the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

  •
  the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

  •
  that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

  •
  the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
  •
  the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

  •
  that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

  •
  the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

GHV's Board of Directors' Reasons for the Approval of the Business Combination

        GHV was formed for the purpose of effecting an initial business combination with one or more businesses. GHV sought to do this by utilizing the networks and industry experience of both its Sponsor and its Board to identify, acquire and operate one or more businesses within or outside of the United States, although GHV was not limited to a particular industry or sector.

        In particular, the GHV Board considered the following positive factors, although not weighted or in any order of significance:

  •
  Pre-eminent Pure Play Beverage Can Company.  The GHV Board noted that the AMP Business is a pure play leader in the beverage can industry with its focus on sustainability, innovation and infinitely recyclable products. The GHV Board believes that this strong market position and customer and product mix positions the AMP Business as a leader in the industry and that it will continue to expand its sold volume and increase market share.

  •
  Long-Term Industry Megatrends and Environmentally-Conscious End Consumers Driving Inflection Point in Beverage Can Demand. The GHV Board noted the convergence of multiple factors, including growth with emerging categories such as health and wellness, hard seltzers, sparkling waters and coffee and tea, the advantages of aluminum can packaging, as well as the importance of sustainability and regulatory changes, which should lead to additional growth opportunities across geographies. Additionally, due to the fast growing demand and current supply shortage in the beverage can industry, the structural shift from plastic and glass to beverage cans and the increased use of recyclable packaging as a key focus for large consumer products, the GHV Board believes that AMPSA has significant growth potential.

  •
  Leader in Sustainability.  The GHV Board noted that a core tenet of AGSA's corporate philosophy for a number of years has been a focus on being a leader environmentally, ecologically and socially. AGSA began issuing sustainability reports in 2013 and has a Chief Sustainability Officer who is driving AGSA and AMPSA towards an ambitious set of sustainability targets. The GHV Board also noted that aluminum cans have the ability to achieve 100% recyclability, whereas substitute products such as glass and plastic achieve lower rates. The GHV Board believes that AMPSA's strong corporate focus on sustainability coupled with environmentally conscious customers and end consumers positions AMPSA to deliver continued growth in an environmentally friendly manner.

  •
  Multifaceted Growth Opportunity Backed by Long-Term Customer Contracts.  The GHV Board was aware that the AMP Business has long term relationships with key customers that span decades.

  •
  Compelling Financial Profile.  The GHV Board noted that AMPSA's financial profile is positioned for sustainable expansion with current and new customers and in new and emerging product categories. Additionally, the GHV Board believes AMPSA is positioned for significant margin expansion resulting from longer contracts, favorable customer and product mix trends, higher growth in specialty cans and continued network efficiency improvements and operating leverage from expanding capacity in existing facilities.

  •
  Entrepreneurial Owner Manager Culture.  The GHV Board considered that AMPSA is managed by a team with extensive experience in the industry that has a sustained track record of delivering shareholder value, and that this team will be in place upon the closing of the Merger. Additionally, the GHV Board believes that AMPSA's proven management team and strategy will help enable AMPSA to deliver continued industry-leading growth.

  •
  Opinion of GHV's Financial Advisor.  The GHV Board took into account the opinion of Duff & Phelps, dated February 22, 2021, addressed to the GHV Board as to the fairness from a financial point of view to GHV, as of the date of such opinion, of the consideration in the Business Combination, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion as more fully described above under the caption "Proposal No. 1—Approval of the Business Combination—Opinion of GHV's Financial Advisor."

  •
  Other Alternatives.  The GHV Board believed, after a thorough review of other business combination opportunities reasonably available to GHV, that the Merger represents the best potential business combination for GHV based upon the process utilized to evaluate and assess other potential acquisition targets. The GHV Board and GHV management also believed that such processes had not presented a better alternative.

  •
  Due Diligence.  The results of GHV's due diligence investigation of AMPSA conducted by GHV's management team and its financial and legal advisors.

  •
  Stockholder Approval.  The GHV Board considered the fact that, in connection with the Merger, GHV stockholders have the option to (i) become and remain stockholders of AMPSA, (ii) sell their shares of GHV Class A Common Stock or, following the closing of the Merger, their AMPSA Shares, on the open market or (iii) redeem their GHV Class A Common Stock for the per share amount held in the Trust Account pursuant to the terms of GHV's existing certificate of incorporation.

  •
  Negotiated Terms of the Business Combination Agreement.  The GHV Board considered the terms and conditions of the Business Combination Agreement and the Business Combination.

  •
  Independent Director Role.  The GHV Board is comprised of a majority of independent directors who are not affiliated with the GHV Sponsor and its affiliates, including The Gores Group. In connection with the Business Combination, GHV's independent directors, Messrs. Randall Bort, William Patton and Jeffrey Rea, took an active role in evaluating the proposed terms of the Business Combination, the Business Combination Agreement and the Related Agreements. GHV's independent directors evaluated and unanimously approved, as members of the GHV Board, the Business Combination Agreement and the Business Combination.

        The GHV Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

  •
  Benefits May Not Be Achieved.  The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

  •
  Liquidation of GHV.  The risks and costs to GHV if the Merger is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which, if the Merger is not consummated, could result in GHV being unable to effect an initial business combination by August 10, 2022 and force GHV to liquidate and the Public Warrants to expire worthless.

  •
  Stockholder Vote.  The risk that GHV's stockholders may fail to provide the votes necessary to effect the Merger.

  •
  Closing Conditions.  The fact that completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within GHV's control.

  •
  Litigation.  The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

  •
  Fees and Expenses.  The fact that the fees and expenses associated with the transactions contemplated by the Business Combination Agreement will be borne by GHV if the Merger is not consummated.

  •
  Other Risks.  Various other risks associated with the Business Combination, the business of GHV, the business of AMPSA and ownership of AMPSA's shares following the Merger described under the section entitled "Risk Factors."

        In addition to considering the factors described above, the GHV Board also considered that:

  •
  Interests of Certain Persons.  Some of the GHV officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of GHV stockholders (see "The Business Combination—Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors"). GHV's independent directors reviewed and considered these interests during the negotiation of the Business Combination Agreement and in evaluating and unanimously approving, as members of the GHV Board, the Business Combination Agreement and the transactions contemplated thereby.

        For more information about GHV's decision-making process, please see the section entitled "The Business Combination—The Company's Board of Directors' Reasons for the Approval of the Business Combination."

 Redemption Rights

        Pursuant to GHV's current certificate of incorporation, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Merger, including interest not previously released to GHV to fund Regulatory Withdrawals and/or to pay its franchise and income taxes, by (ii) the total number of then-outstanding Public Shares; provided that GHV will not redeem any shares of GHV Class A Common Stock issued in the IPO to the extent that such redemption would result in GHV's failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,000 or any greater net tangible asset or cash requirement which may be contained in the Business Combination Agreement. As of December 31, 2020, the redemption price would have been approximately $10.00 per share. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a "group" (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from exercising redemption rights with respect to more than an aggregate of 20% of the shares of GHV Class A Common Stock included in the units sold in GHV's IPO.

        If a holder exercises its redemption rights, then such holder will be exchanging its shares of GHV Class A Common Stock for cash and will not own shares of AMPSA following the Merger. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to GHV's transfer agent in accordance with the procedures described herein. Please see the section entitled "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders—Redemption Rights" for the procedures to be followed if you wish to redeem your shares for cash.

AMPSA's Public Float

        It is anticipated that, upon completion of the PIPE and the Merger, the AMPSA Shares will be owned in the percentages set forth below, assuming no redemption of any shares of GHV Class A Common Stock. If any shares of GHV Class A Common Stock are redeemed, the percentage ownership amounts set forth below will be different, as, among other things, AGSA may receive additional AMPSA Shares (based on a $10.00 per share price) for every dollar of cash less than $3,400,000,000 it receives pursuant to the Transfer Agreement and the Business Combination Agreement. The following table illustrates the ownership levels in AMPSA (excluding the impact of the 16,750,000 shares underlying the AMPSA Warrants and the 60,730,000 Earnout Shares) immediately after the Closing based on the assumptions described above:

	No Redemptions of Public Shares
	Number	Percentage
Public Stockholders (former GHV stockholders)	52,500,000	8.6%
Initial Stockholders (including the Sponsor)	9,843,750	1.6%
AGSA	484,956,250	79.9%
PIPE Subscribers	60,000,000	9.9%

Total	607,300,000	100.0%

        For more information, see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

 Organizational Structure

Prior to the Merger

        The following diagram shows the current ownership structure of Gores Holdings V, Inc. (excluding the impact of the shares underlying the GHV Warrants).

(1)
For more information about the ownership interests of GHV's Initial Stockholders, including the GHV Sponsor, prior to the Merger, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management."

        The following diagram shows the ownership structure of Ardagh Metal Packaging S.A., giving effect to the Pre-Closing Restructuring.

(1)
For more information about the ownership interests of Ardagh Metal Packaging S.A., prior to the Merger, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management."

(2)
The diagram above only shows certain subsidiaries of Ardagh Metal Packaging S.A.

Following the Merger

        The following diagram shows the pro forma ownership percentages (excluding the impact of the shares underlying the AMPSA Warrants) and structure of AMPSA immediately following the consummation of the PIPE and the Merger.

(1)
The diagram above only shows select subsidiaries of Ardagh Metal Packaging S.A.

 Board of Directors of AMPSA Following the Merger

        GHV and AMPSA anticipate that the current executive officers of AMPSA will remain the executive officers of AMPSA following the Merger. Following the Merger, AMPSA's board of directors is expected to expand from 9 to 11 directors and consist of Paul Coulson, Shaun Murphy, Oliver Graham, David Matthews, Abigail Blunt, Yves Elsen, The Rt. Hon. The Lord Hammond of Runnymede, Hermanus Troskie and Edward White and two other independent directors who are expected to be proposed by GHV and appointed prior to the Closing. Please see the section entitled "Management of AMPSA."

Material Tax Consequences

        For a detailed discussion of material U.S. federal income tax consequences and Luxembourg tax consequences of the Business Combination, see the sections titled "Material U.S. Federal Income Tax Considerations" and "Material Luxembourg Tax Considerations" in this proxy statement/prospectus.

 Accounting Treatment of the Business Combination

        As the first step within the Business Combination, AGSA will undertake the Pre-Closing Restructuring whereby AGSA will effect a series of transactions that will result in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions are accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA does not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA will continue to be a wholly owned subsidiary of AGSA.

        The capital reorganization will be followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction will be accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominantly of cash in the Trust Account. Under this method of accounting, GHV will be treated as the "acquired" company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business will comprise the ongoing operations of AMPSA; (ii) senior management will comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA will have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

        In accordance with IFRS 2, the difference in the fair value of the consideration (shares and warrants issued by AMPSA) for the acquisition of GHV over the fair value of the identifiable net assets of GHV will represent a service for listing of AMPSA and be accounted for as an expense for a share-based payment. The consideration for the acquisition of GHV was determined using the closing price of GHV´s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols "GRSV" and "GRSVW" as of March 3, 2021.

Other Stockholder Proposals

        In addition, the stockholders of GHV will be asked to vote on:

  •
  a proposal, on a non-binding advisory basis, to approve certain governance provisions contained in AMPSA's Articles of Associations that materially affect stockholder rights (Proposal No. 2); and

  •
  a proposal to adjourn the Special Meeting to a later date or dates, (A) to ensure that any supplement or amendment to this proxy statement/prospectus that the GHV Board has determined in good faith is required by applicable law to be disclosed to GHV stockholders and for such supplement or amendment to be promptly disseminated to GHV stockholders prior to the Special Meeting, (B) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal (Proposal No. 3).

        Please see the sections entitled "GHV Stockholder Proposal No. 2—Governance Proposal" and "GHV Stockholder Proposal No. 3—The Adjournment Proposal" for more information.

 Date, Time and Place of Special Meeting

        In light of public health concerns regarding the coronavirus (COVID-19) pandemic, the Special Meeting will be held via live webcast at             , on            , 2021, at            . The Special Meeting can be accessed by visiting            , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen only to the Special Meeting by dialing            (toll-free within the U.S. and Canada) or            (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is            , but you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

Voting Power; Record Date

        Only GHV stockholders of record at the close of business on            , 2021, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of GHV Common Stock that you owned as of the close of business on the record date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were            shares of GHV Common Stock outstanding and entitled to vote, of which            are shares of GHV Class A Common Stock and 13,125,000 are GHV Founder Shares held by GHV's Initial Stockholders.

Appraisal Rights

        Appraisal rights are not available to GHV's stockholders in connection with the Merger.

Proxy Solicitation

        GHV is soliciting proxies on behalf of its Board. Proxies may be solicited by mail. GHV has engaged Morrow to assist in the solicitation of proxies.

        If a stockholder grants a proxy, it, she or he may still vote their shares in person if they revoke their proxy before the Special Meeting. A stockholder may also change its, hers or his vote by submitting a later-dated proxy, as described in the section entitled "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders—Revoking Your Proxy."

Quorum and Required Vote for Proposals for the Special Meeting

        A quorum of GHV stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of GHV's Common Stock outstanding on the record date and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

        The approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting. The approval of the Governance Proposal, which is a non-binding advisory vote, and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote. Accordingly, a GHV stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote will have the same effect as a vote "AGAINST" the Merger Proposal, but will have no effect on the Governance Proposal or the Adjournment Proposal. GHV's Initial Stockholders have agreed to vote their shares of GHV Common Stock in favor of the Merger Proposal.

        The Merger is conditioned on the approval of the Merger Proposal at the Special Meeting. The Governance Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

        It is important for you to note that in the event that the Merger Proposal does not receive the requisite vote for approval, GHV will not consummate the Merger. If GHV does not consummate the Merger and fails to complete an initial business combination by August 10, 2022, it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Stockholders.

Opinion of GHV's Financial Advisor

        At the meeting of the GHV Board on February 22, 2021 to evaluate and approve the Business Combination, Duff & Phelps delivered an oral opinion, which was confirmed by delivery of a written opinion, dated February 22, 2021, addressed to the GHV Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, the consideration in the Business Combination was fair, from a financial point of view, to GHV.

        The full text of Duff & Phelps' written opinion dated February 22, 2021, is included as Annex B to this proxy statement/prospectus and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps. The summary of Duff & Phelps' opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The opinion was furnished for the benefit of the GHV Board of Directors (in its capacity as such) in connection with its consideration of the Business Combination, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. Neither Duff & Phelps' opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be or constitutes a recommendation to any stockholder of GHV as to how such holder should act with respect to the Merger Proposal.

        For more information, see the section entitled "The Business Combination—Opinion of GHV's Financial Advisor" of this proxy statement/prospectus and Annex B to this proxy statement/prospectus.

Independent Director Oversight

        The GHV Board is comprised of a majority of independent directors who are not affiliated with its Sponsor and its affiliates, including The Gores Group. In connection with the Business Combination, GHV's independent directors, Messrs. Randall Bort, William Patton and Jeffrey Rea, took an active role in evaluating the proposed terms of the Business Combination, including the Business Combination Agreement and the Related Agreements. As part of their evaluation of the Business Combination, GHV's independent directors were aware of the potential conflicts of interest with its Sponsor and its affiliates, including The Gores Group, that could arise with regard to the proposed terms of the Business Combination Agreement and the PIPE. The GHV Board did not deem it necessary to, and did not form, a special committee of the Board to exclusively evaluate and negotiate the proposed terms of the Business Combination, as the Board is comprised of a majority of independent and disinterested directors and did not deem the formation of a special committee necessary or appropriate. GHV's independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Business Combination Agreement and the Business Combination. Please see the section entitled "GHV Stockholder Proposal No. 1—Merger Proposal—Independent Director Oversight."

 Recommendation to GHV Stockholders

        The GHV Board believes that the Merger Proposal, the Governance Proposal and the Adjournment Proposal to be presented at the Special Meeting are in the best interests of GHV and its stockholders and unanimously recommends that its stockholders vote "FOR" each of the proposals.

        When you consider the recommendation of the GHV Board in favor of approval of the Merger Proposal, you should keep in mind that GHV's Sponsor and certain members of its Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Merger Proposal. Please see the section entitled "The Business Combination—Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors."

Risk Factors

        In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled "Risk Factors." The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of GHV and AMPSA to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of AMPSA prior to the consummation of the Merger and following consummation of the Merger. Certain of the risks related to GHV and AMPSA are summarized below:

GHV

  •
  The Initial Stockholders have agreed to vote in favor of the Merger Proposal described in this proxy statement/prospectus, regardless of how the Public Stockholders vote.

  •
  The GHV Sponsor, certain members of the GHV Board and GHV's officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Merger Proposal and approval of the other proposals described in this proxy statement/prospectus.

  •
  The GHV Sponsor, AGSA, and each of their respective affiliates and their respective directors or officers may elect to purchase shares from Public Stockholders, which may influence a vote on the Merger Proposal and the other proposals described in this proxy statement/prospectus and reduce the public "float" of the GHV Class A Common Stock (or, following the Closing, the AMPSA Shares).

  •
  The GHV stockholders will experience substantial dilution as a consequence of the Merger. Having a minority share position will significantly reduce the influence that GHV's current stockholders have on the management of AMPSA relative to the current GHV stockholders' influence on the management of GHV.

  •
  GHV has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that GHV will be unable to continue as a going concern if GHV does not consummate an initial business combination by August 10, 2022. If GHV is unable to effect an initial business combination by August 10, 2022, GHV will be forced to liquidate and the GHV Warrants will expire worthless.

  •
  The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel, including AMPSA's key personnel whom GHV expects to stay with AMPSA following the Business Combination. The loss of key personnel could negatively impact the operations and profitability of AMPSA and its financial condition could suffer as a result.

  •
  GHV may waive one or more of the conditions to the Merger.

  •
  The exercise of discretion by GHV's directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of GHV's stockholders.

  •
  GHV and AMPSA will incur significant transaction and transition costs in connection with the Business Combination.

  •
  If third parties bring claims against GHV, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

  •
  GHV has no operating or financial history and its results of operations and those of AMPSA may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

  •
  If the Business Combination's benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of GHV's or AMPSA's securities may decline.

  •
  Past performance by The Gores Group, including its management team, may not be indicative of future performance of an investment in GHV or AMPSA

AMPSA

  •
  AMPSA's customers' beverage products are principally used by consumers. If economic conditions affect consumer demand, AMPSA's customers may be affected and so reduce the demand for AMPSA's products. Additionally, the global credit, financial and economic environment could have a material adverse effect on AMPSA's business, financial position, liquidity and results of operations.

  •
  AMPSA faces competition from other metal packaging producers, as well as from manufacturers of alternative forms of packaging.

  •
  An increase in metal beverage can manufacturing capacity, including that of AMPSA's competitors, without a corresponding increase in demand for metal beverage can packaging could cause prices to decline, which could have a material adverse effect on AMPSA's business, financial condition and results of operations.

  •
  AMPSA is implementing a significant multi-year business growth investment program to increase its capacity. Failure to implement this program successfully may have a material impact on AMPSA's business and results of operations.

  •
  As AMPSA's customers are concentrated, AMPSA's business could be adversely affected if it were unable to maintain relationships with its largest customers.

  •
  Further consolidation of AMPSA's customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on its business, financial condition and results of operations.

  •
  AMPSA's profitability could be affected by the availability and cost of raw materials, including as a result of changes in tariffs and duties.

  •
  AMPSA's inability to fully pass-through input costs may have an adverse effect on its financial condition and results of operations.

  •
  AMPSA is involved in a manufacturing process with fixed costs. Any interruption in the operations of AMPSA's manufacturing facilities, including its supply chain, may adversely affect its business, financial condition and results of operations.

  •
  AMPSA may not be able to integrate any future acquisitions effectively.

  •
  Climate change or legal, regulatory or other measures to address climate change or related concerns, may adversely affect AMPSA's ability to conduct its business, including the availability and cost of resources required for its production processes.

  •
  AMPSA is subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon AMPSA.

  •
  Changes in product requirements and their enforcement may have a material impact on AMPSA's operations.

  •
  AMPSA may be subject to litigation, regulatory investigations, arbitration and other proceedings that could have an adverse effect on it.

  •
  Changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation could adversely affect AMPSA's business.

  •
  Increasing privacy and data security obligations or a significant data breach may adversely affect AMPSA's business.

  •
  AMPSA's heavy reliance on technology and automated systems to operate its business could mean any significant failure or disruption of the technology or these systems could materially harm its business.

  •
  AMPSA's substantial debt could adversely affect its financial health and its ability to effectively manage and grow its business.

  •
  AMPSA's ability to operate its business effectively depends in large part on certain administrative and other support functions provided to it by Ardagh Group pursuant to the Services Agreement. Following the expiration or termination of the Services Agreement, AMPSA's ability to operate its business effectively may suffer if it is unable to cost-effectively establish its own administrative and other support functions in order to operate as a stand-alone company.

  •
  Future sales of the AMPSA Shares, including by Ardagh Group, the Subscribers and the GHV Sponsor could have a negative impact on the price of the AMPSA Shares.

  •
  The rights of AMPSA Shareholders may differ from the rights they would have as shareholders of a U.S. corporation and consequently AMPSA Shareholders may have more difficulty protecting their interests.

 SELECTED HISTORICAL FINANCIAL DATA OF GHV

        The following table summarizes selected historical financial data for GHV as of and for the year ended December 31, 2020 and for the period from June 25, 2020 (inception) through December 31, 2020 and should be read in conjunction with "GHV Management's Discussion and Analysis of Financial Condition and Results of Operations" and GHV's audited financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

Income Statement Data:

For the period From June 25, 2020 (inception) to December 31, 2020
Professional fees and other expenses	(756,417)
State franchise taxes, other than income tax	(87,882)

Net loss from operations	(844,299)
Other income—interest and dividend income	20,571

Loss before income taxes	$(823,728)

Income tax benefit/(expense)	172,983

Net loss attributable to common shares	$(650,745)

Per Share Data:
Net loss per ordinary share:
Class A ordinary shares—basic and diluted	$(0.01)

Class F ordinary shares—basic and diluted	$(0.01)

Balance Sheet Data:

As of December 31, 2020
Working capital(1)	$492,046
Total assets(2)	$526,253,459
Total liabilities	$18,942,859
Stockholders' equity	$5,000,010

(1)
Includes $705,817 in cash held outside of the Trust Account, plus $354,088 of other assets, less $567,859 of current liabilities.

(2)
Includes $525,020,571 held in the Trust Account, plus $705,817 in cash held outside of the Trust Account, plus $354,088 of other assets.

        As of December 31, 2020, the total assets amount includes $525,020,571 being held in the Trust Account, $506,645,571 of which is available to GHV for the purposes of consummating a business combination before August 10, 2022 (with $18,375,000 in deferred underwriting fees payable upon consummation of a business combination) and the remaining $705,817 being available to GHV for general working capital purposes. If a business combination is not so consummated, GHV will be dissolved and the proceeds held in the Trust Account will be distributed solely to its public stockholders (less up to $100,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable)).

        GHV is seeking stockholder approval of the Merger Proposal, and will offer holders of its Public Shares the right to have their Public Shares redeemed (subject to the limitations described elsewhere in this proxy statement/prospectus) regardless of whether such stockholder votes for or against the Merger Proposal. In accordance with its second amended and restated certificate of incorporation, GHV will not redeem shares of GHV Class A Common Stock in an amount that would result in GHV's failure to have net tangible assets exceeding $5,000,000.

 SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF THE AMP BUSINESS

        The following table sets forth selected financial and other data for the AMP Business for the years ended and as of the dates indicated below.

        The summary historical financial data as of December 31, 2020 and for each of the three years in the period ended December 31, 2020 has been derived from the Combined Financial Statements included elsewhere in this proxy statement/prospectus. The financial statements contained herein were prepared in accordance with IFRS as issued by the IASB.

        The selected financial information and other data should be read in conjunction with "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements and the related notes thereto, and the Unaudited Condensed Combined Pro Forma Financial Information and the related notes included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

	Year ended and as of December 31,
	2020	2019	2018
	(in $ millions, except ratios)
Income Statement Data(1)(2)
Revenue	3,451	3,344	3,338
Cost of sales	(2,896)	(2,828)	(2,808)

Gross profit	555	516	530
Sales, general and administration expenses	(176)	(154)	(146)
Intangible amortization	(149)	(149)	(153)
Exceptional operating items(2)	(20)	(15)	(27)

Operating profit	210	198	204
Net finance expense(2)	(70)	(213)	(229)

Profit/(loss) before tax	140	(15)	(25)
Income tax expense(2)	(29)	(25)	(50)

Profit/(loss) after tax(1)	111	(40)	(75)
Balance Sheet Data
Cash and cash equivalents	257	284	148
Working capital(3)	(99)	(139)	(9)
Total assets	4,254	4,066	4,023
Total borrowings(4)	2,835	2,780	2,723
Total invested capital	48	12	140
Net debt(5)	2,578	2,496	2,553
Other Data
Depreciation and amortization(6)	315	290	288
Capital expenditure(7)	268	205	182
Net cash from operating activities	334	377	272
Net cash used in investing activities	(268)	(205)	(182)
Net outflow from financing activities	(98)	(36)	(90)

	At December 31
	2020	2019	2018
	(in $ millions)
Balance sheet
Non-current assets
Intangible assets	1,884	1,937	2,099
Property, plant and equipment	1,232	1,076	953
Derivative financial instruments	9	1	18
Deferred tax assets	88	77	76
Other non-current assets	4	4	2

	3,217	3,095	3,148

Current assets
Inventories	250	268	238
Trade and other receivables	368	266	333
Contract asset	139	151	151
Derivative financial instruments	23	2	5
Cash and cash equivalents	257	284	148

	1,037	971	875

TOTAL ASSETS	4,254	4,066	4,023

Invested capital
Invested capital attributable to the AMP business	48	12	140

TOTAL INVESTED CAPITAL	48	12	140

Non-current liabilities
Borrowings	2,793	2,738	2,036
Employee benefit obligations	219	184	151
Derivative financial instruments	2	9	2
Deferred tax liabilities	203	189	213
Provisions	20	3	3

	3,237	3,123	2,405

Current liabilities
Borrowings	42	42	682
Derivative financial instruments	12	13	15
Trade and other payables	843	810	712
Income tax payable	59	52	50
Provisions	13	14	19

	969	931	1,478

TOTAL LIABILITIES	4,206	4,054	3,883

TOTAL INVESTED CAPITAL AND LIABILITIES	4,254	4,066	4,023

(1)
Further analysis of the key operating items is set out in the "Supplemental Management's Discussion and Analysis—key operating measures". These non-GAAP financial measures are presented to provide investors additional insights to facilitate the analysis of AMPSA's results of operations.

(2)
The income statement data is on a reported basis and includes certain exceptional items which, by their incidence or nature, management considers should be adjusted for to enable a better understanding of the financial performance of the AMP Business. A summary of these exceptional items included in the income statement data is as follows:

	Year ended and as of December 31,
	2020	2019	2018
	(in $ millions)
Exceptional cost of sales	7	4	27
Exceptional sales, general and administration expenses	13	11	—

Exceptional operating items	20	15	27
Exceptional net finance expense	—	5	—
Exceptional income tax credit	(14)	(3)	(5)

Total exceptional items	6	17	22

  For further details on the exceptional items for the years ended December 31, 2020, 2019 and 2018, see note 4 to the Combined Financial Statements of the AMP Business, included elsewhere in this proxy statement/prospectus.

(3)
Working capital is comprised of inventories, trade and other receivables, contract assets, trade and other payables and current provisions. Other companies may calculate working capital in a manner different to AMPSA's.

	Year ended and as of December 31,
	2020	2019	2018
	(in $ millions)
Inventories	250	268	238
Trade and other receivables	368	266	333
Contract asset	139	151	151
Trade and other payables	(843)	(810)	(712)
Current provisions	(13)	(14)	(19)

Working Capital	(99)	(139)	(9)

(4)
Total borrowings include non-current and current borrowings.

(5)
Net debt equals total borrowings, plus the fair value of associated derivative financial instruments, less cash and cash equivalents and deferred debt issuance costs. For further details on net debt as of December 31, 2020, 2019 and 2018, see note 16 to the Combined Financial Statements of the AMP Business, included elsewhere in this proxy statement/prospectus.

(6)
Depreciation and amortization of property, plant and equipment and intangible assets.

(7)
Capital expenditure is the sum of purchase of property, plant and equipment and intangible assets, net of proceeds from disposal of property, plant and equipment.

 SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following summary unaudited pro forma condensed combined financial information (the "summary pro forma information") gives effect to the Business Combination transactions described in the section entitled "Unaudited Pro Forma Condensed Combined Financial Information." The first step within the Business Combination will be accounted for as a capital reorganization whereby AMPSA will acquire the assets, liabilities and subsidiaries of AGSA engaged in the AMP Business. The capital reorganization will be followed on closing by the acquisition of GHV, which is accounted for within the scope of IFRS 2.

        Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as a result of GHV not being considered a business, as defined by IFRS 3 (Business Combination) given it consists predominantly of cash in the Trust Account. Under this method of accounting, GHV will be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of AMPSA issuing shares and warrants as consideration for the net assets of GHV. The net assets acquired will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined statement of financial position data as of December 31, 2020 gives pro forma effect to the Business Combination transactions as if they had occurred on December 31, 2020. The summary unaudited pro forma condensed combined income statement data for the twelve months ended December 31, 2020 give pro forma effect to the Business Combination transactions as if they had been consummated on January 1, 2020.

        The summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of the AMP Business and related notes and the historical financial statements of GHV and related notes included in this proxy statement/prospectus. The summary pro forma information has been presented for informational purposes only and are not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operating results of the combined company.

        The following table presents summary pro forma information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

  •
  No Redemptions:  This presentation provides that no shares of GHV Class A Common Stock are redeemed by the Public Stockholders in connection with the Merger.

  •
  Maximum Redemptions:  This presentation provides that 52,000,019 shares of GHV Class A Common Stock are redeemed for a per share redemption price of $10.00 and an aggregate redemption payment of $520,020,565. This redemption price assumes $525,020,571 in the GHV Trust Account (as of December 31, 2020), divided by all 52,500,000 shares of Class A Common Stock, but takes into account GHV's obligation not to redeem shares in an amount that would result in GHV's failure to have net tangible assets exceeding $5,000,000. Because the GHV Sponsor Backstop is a commitment to subscribe for up to 9.5 million AMPSA Shares at a price per share of $10.00, this presentation reflects the possibility that, subject to GHV retaining net tangible assets with a value exceeding $5,000,000, all of the outstanding shares of GHV Class A common stock are redeemed.

 Summary Unaudited Pro Forma Condensed Combined Income Statement
for the Twelve Months Ended December 31, 2020

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(in $ millions unless otherwise denoted)
Revenue	$3,451	$3,451
Operating loss	$(30)	$(23)
Loss for the year attributable to equity holders	$(89)	$(82)
Basic and diluted weighted average number of AMPSA Shares	607,300,000	603,299,980
Basic and diluted loss per share for the year attributable to equity holders	$(0.15)	$(0.14)

Summary Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(in $ millions)
Total assets	$4,644	$4,604
Total borrowings(1)	$2,920	$2,920
Net debt(2)	$2,273	$2,313
Total equity	$72	$32

(1)
Total borrowings include non-current and current borrowings.

(2)
Net debt equals total borrowings, plus the fair value of associated derivative financial instruments, less cash and cash equivalents and deferred debt issuance costs.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus includes statements that are, or may be deemed to be, "forward-looking statements" within the meaning of the U.S. federal securities laws, including statements under the headings "Summary of the Proxy Statement/Prospectus," "Risk Factors," "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operations" and "GHV Management's Discussion and Analysis of Financial Condition and Results of Operations" are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "opportunity," "plan," "potential," "predict," "projected," "should," "strategy," "suggests," "targets," "will," "will be" or "would" or similar expressions or the negatives thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding the intentions, beliefs or current expectations of AMPSA's or GHV's management teams concerning, among other things, their respective results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which they operate.

        You are cautioned that forward-looking statements are not guarantees of future performance and that AMPSA's and GHV's actual results of operations, financial condition and liquidity, and the development of the industry in which AMPSA operates, may differ materially from those made in or suggested by the forward-looking statements contained in this proxy statement/prospectus. In addition, even if AMPSA's and GHV's results of operations, financial condition and liquidity, and the development of the industry in which AMPSA operates are consistent with the forward-looking statements contained in this proxy statement/prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

        By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and AMPSA's and GHV's actual financial condition, results of operations and cash flows. The development of the industry in which AMPSA operates may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this proxy statement/prospectus.

        These statements are based on AMPSA's or GHV's management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, AMPSA's actual results or performance following the Business Combination may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause such differences in actual results include:

  •
  the occurrence of any event, change or other circumstances that could delay the Merger or give rise to the termination of the Business Combination Agreement;

  •
  the outcome of any legal proceedings that may be instituted against GHV or AMPSA following announcement of the execution of the Business Combination Agreement;

  •
  the inability to complete the Merger due to the failure to obtain approval of the stockholders of GHV of the Merger Proposal or to satisfy other conditions to the closing in the Business Combination Agreement;

  •
  the ability to obtain or maintain the listing of the AMPSA Shares on NYSE following the Merger;

  •
  the risk that the Business Combination disrupts current plans and operations of AMPSA as a result of the announcement and consummation of the transactions described herein;

  •
  AMPSA's ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of AMPSA to grow and manage growth profitably following the Merger;

  •
  costs related to the Business Combination;

  •
  changes in applicable laws or regulations;

  •
  the risk that AMPSA will need to raise additional capital to execute its current and future business plan, which may not be available on acceptable terms or at all;

  •
  the risk that AMPSA experiences difficulties in managing its growth and expanding operations;

  •
  the risk of global and regional economic downturns;

  •
  competition from other metal beverage packaging producers and manufacturers of alternative forms of packaging;

  •
  increases in metal beverage cans manufacturing capacity, without corresponding increase in demand;

  •
  the risk that AMPSA is unable to maintain relationships with its largest customers or suppliers;

  •
  the risk that AMPSA experiences less than expected levels of demand;

  •
  the risk of climate and water conditions, and the availability and cost of raw materials;

  •
  foreign currency, interest rate, exchange rate and commodity price fluctuations;

  •
  various environmental requirements;

  •
  the incurrence of debt and ability to generate cash to comply with financial covenants

  •
  AMPSA's ability to execute a significant multi-year business growth investment program;

  •
  AMPSA's ability to achieve expected operating efficiencies, cost savings and other synergies;

  •
  the availability and cost of raw materials;

  •
  costs and future funding obligations associated with post-retirement and post-employment obligations;

  •
  operating hazards, supply chain interruptions or unanticipated interruptions at AMPSA's manufacturing facilities, including due to virus and disease outbreaks, labor strikes or work stoppages;

  •
  claims of injury or illness from materials used at AMPSA's production sites or in its products;

  •
  regulation of materials used in packaging and consumer preferences for alternative forms of packaging;

  •
  retention of executive and senior management;

  •
  the possibility that GHV or AMPSA may be adversely affected by other economic, business, and/or competitive factors;

  •
  the risk that the proposed Business Combination disrupts current plans and operations of Ardagh Metal Packaging as a result of the announcement and pendency of the Business Combination;

  •
  reliance on third party software and services to be provided by Ardagh Group;

  •
  risk of counterparties terminating servicing rights and contracts; and

  •
  other risks and uncertainties described in this proxy statement/prospectus, including those under "Risk Factors."

        AMPSA and GHV undertake no obligations to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, other than as required by law.

        The foregoing factors and others described under "Risk Factors" should not be construed as exhaustive. There are other factors that may cause our actual results to differ materially from the forward-looking statements contained in this proxy statement/prospectus. Moreover, new risks emerge from time to time and it is not possible for AMPSA and GHV to predict all such risks. AMPSA and GHV cannot assess the impact of all risks on their respective business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. AMPSA and GHV urge you to read the sections of this proxy statement/prospectus entitled "Summary of the Proxy Statement/Prospectus," "Risk Factors," "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operations" and "GHV Management's Discussion and Analysis of Financial Condition and Results of Operations," for a more complete discussion of the factors that could affect their respective future performance and the industry in which we operate.

        The forward-looking statements are based on plans, estimates and projections as they are currently available to the management of AMPSA and GHV, and neither undertakes any obligation, and neither expects, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to AMPSA or GHV or to persons acting on behalf of AMPSA or GHV are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this proxy statement/prospectus.

 RISK FACTORS

        In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on AMPSA's business, reputation, revenue, financial condition, results of operations, cash flows, working capital, and future prospects, in which event the market price of the AMPSA Shares could decline, and you could lose part or all of your investment. Except where the context otherwise requires or where otherwise indicated, all references in this section to "AMPSA" refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries following consummation of the Pre-Closing Restructuring pursuant to the Transfer Agreement.

Risks Relating to AMPSA

AMPSA's customers' beverage products are principally used by consumers. If economic conditions affect consumer demand, AMPSA's customers may be affected and so reduce the demand for AMPSA's products. Additionally, the global credit, financial and economic environment could have a material adverse effect on AMPSA's business, financial position, liquidity and results of operations.

        Demand for AMPSA's packaging depends on demand for the products that use its packaging, which is primarily consumer driven. General economic conditions may adversely impact consumer confidence resulting in reduced spending on AMPSA's customers' products and, thereby, reduced or postponed demand for AMPSA's products.

        Adverse economic conditions may also lead to more limited availability of credit, which may have a negative impact on the financial condition, particularly on the purchasing ability, of some of AMPSA's customers and distributors and may also result in requests for extended payment terms, and result in credit losses, insolvencies and diminished sales channels available to AMPSA. AMPSA's suppliers may have difficulties obtaining necessary credit, which could jeopardize their ability to provide timely deliveries of raw materials and other essentials to AMPSA. Adverse economic conditions may also lead to suppliers requesting credit support or otherwise reducing credit, which may have a negative effect on AMPSA's cash flows and working capital.

        Volatility in exchange rates may also increase the costs of AMPSA's products that it may not be able to pass on to its customers; impair the purchasing power of its customers in different markets; result in significant competitive benefit to certain of its competitors that incur a material part of their costs in currencies different from those of AMPSA; hamper its pricing; or increase its hedging costs or limit its ability to hedge its exchange rate exposure.

        Changes in global economic conditions may reduce AMPSA's ability to forecast developments in its industry and plan its operations and costs accordingly, resulting in operational inefficiencies. Negative developments in AMPSA's business, results of operations and financial condition due to changes in global economic conditions or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of AMPSA's short- and long-term debt and, consequently, impair AMPSA's ability to raise new financing or refinance AMPSA's existing borrowings, as applicable, or increase AMPSA's costs of issuing any new debt instruments. Additionally, a significant weakening of AMPSA's financial position or operating results due to changes in global economic conditions or other factors could result in noncompliance with AMPSA's debt covenants and reduced cash flow from its operations, which, in turn, could adversely affect AMPSA's ability to execute its long-term strategy to continue to expand its packaging activities through investing in existing and new facilities to increase its capacity in line with the 2021-2024 business growth investment program or, in the future, by selectively evaluating and opportunistically acquiring other businesses.

        Furthermore, the economic outlook could be adversely affected by the risk that one or more current eurozone countries could leave the European Monetary Union, or the euro as the single currency of the eurozone could cease to exist. Either of these developments, or the perception that either of these developments is likely to occur, could have a material adverse effect on the economic development of the affected countries and could lead to severe economic recession or depression, and a general anticipation that such risks will materialize in the future could jeopardize the stability of financial markets or the overall financial and monetary system. This, in turn, could have a material adverse effect on AMPSA's business, financial position, liquidity and results of operations. See below "The United Kingdom's withdrawal from the European Union may have a negative effect on AMPSA's financial condition and results of operations."

AMPSA faces competition from other metal packaging producers, as well as from manufacturers of alternative forms of packaging.

        The sectors in which AMPSA operates are competitive and relatively mature. Prices for AMPSA's products are primarily driven by raw material costs. Competition in the market is based on price, as well as on innovation, sustainability, design, quality and service. Increases in productivity, combined with potential surplus capacity from planned new investment in the industry, could result in pricing pressures in the future. AMPSA's principal competitors include Ball Corporation, Crown Holdings and Can Pack. Some of AMPSA's competitors may have greater financial, technical or marketing resources or may, in the future, have excess capacity. To the extent that any one or more of AMPSA's competitors become more successful with respect to any key competitive factor, AMPSA's ability to attract and retain customers could be materially and adversely affected, which could have a material adverse effect on its business. Moreover, changes in the global economic environment could result in reductions in demand for AMPSA's products in certain instances, which could increase competitive pressures and, in turn, have a material adverse effect on its business.

        AMPSA is subject to substantial competition from producers of packaging made from plastic, glass, carton and composites, for example, PET bottles for carbonated soft drinks. Changes in consumer preferences in terms of packaging materials, style and product presentation can significantly influence sales. An increase in AMPSA's costs of production or a decrease in the costs of, or an increase in consumer demand for, alternative packaging could have a material adverse effect on its business, financial condition and results of operations.

        Certain customers meet some of their metal beverage packaging requirements through self-manufacturing, reducing their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its Metal Container Corporation subsidiary in the United States, as well as directly in Brazil. The potential vertical integration of AMPSA's customers could introduce new production capacity in the market, which may create an imbalance between metal beverage packaging supply and demand. The growth of vertically integrated operations could have a material negative impact on AMPSA's future performance.

An increase in metal beverage can manufacturing capacity, including that of AMPSA's competitors, without a corresponding increase in demand for metal beverage can packaging could cause prices to decline, which could have a material adverse effect on AMPSA's business, financial condition and results of operations.

        The profitability of metal beverage packaging companies is heavily influenced by the supply of, and demand for, metal packaging. In response to increased demand for beverage cans, AMPSA and others, including all of AMPSA's major competitors, have announced significant medium-term metal beverage can capacity expansions in the United States, Europe and Brazil.

        AMPSA cannot assure you that metal beverage can manufacturing capacity in any of its markets, including the capacity of its competitors, will not increase further in the future, nor can AMPSA assure you that demand for metal beverage packaging will continue to meet or exceed supply. While the metal beverage can market is currently experiencing demand that exceeds supply, if in the future metal beverage can manufacturing capacity increases and there is no corresponding increase in demand, the prices AMPSA receives for its products could decline, which could have a material adverse effect on its business, financial condition and results of operations.

AMPSA is implementing a significant multi-year business growth investment program to increase its capacity. Failure to implement this program successfully may have a material impact on AMPSA's business and results of operations.

        In response to the positive forecast demand outlook for AMPSA's metal beverage cans Ardagh Metal Packaging announced a $1.8 billion business growth investment program covering the period 2021 to 2024. This program principally involves capacity expansion initiatives, including the installation of multiple new lines, line speed-ups, brownfield and greenfield development, as well as additional investments in automation, digitalization and other efficiency measures.

        Successful implementation of this complex and extensive program will require the availability of skilled employees, project managers and consultants with the experience and know-how to ensure successful commissioning of capacity on time and budget and in line with our customers' exacting requirements. It will also require the availability of specialist equipment, tooling, components, materials, related services and the required permits.

        Failure to successfully complete these investment projects, including through a lack of suitably-skilled personnel, or through a lack of available equipment and materials on expected terms, or other delays or disruptions would impact AMPSA's capacity expansion and other efficiency initiatives. This could adversely impact AMPSA's ability to serve existing and new customers, thereby damaging its customer relationships, or could negatively affect AMPSA's cost base and could have a material adverse effect on its business, financial condition and results of operations.

As AMPSA's customers are concentrated, AMPSA's business could be adversely affected if it were unable to maintain relationships with its largest customers.

        AMPSA's ten largest customers accounted for approximately 64% of its 2020 consolidated revenues.

        AMPSA believes its relationships with these customers are good, but there can be no assurance that it will be able to maintain these relationships. Over 80% of AMPSA's revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. Although these arrangements have provided, and AMPSA expects they will continue to provide, the basis for long-term partnerships with its customers, there can be no assurance that AMPSA's customers will not cease purchasing its products. These arrangements, unless they are renewed, expire in accordance with their respective terms and are terminable under certain circumstances, such as AMPSA's failure to meet quality, volume or other contractual commitments. If customers unexpectedly reduce the amount of metal beverage cans they purchase from AMPSA, or cease purchasing its metal beverage cans altogether, AMPSA's revenues could decrease and its inventory levels could increase, both of which could have an adverse effect on its business, financial condition and results of operations.

        In addition, while AMPSA believes that the arrangements that it has with its customers will be renewed, there can be no assurance that such arrangements will be renewed upon their expiration or that the terms of any renewal will be as favorable to AMPSA as the terms of the current arrangements. There is also the risk that AMPSA's customers may shift their filling operations to locations in which AMPSA does not operate. The loss of one or more of these customers, a significant reduction in sales to these customers or a significant change in the commercial terms of the relationships with these customers could have a material adverse effect on AMPSA's business.

Further consolidation of AMPSA's customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on its business, financial condition and results of operations.

        Some of AMPSA's customers have previously acquired companies with similar or complementary product lines. For example, in 2016 AB InBev acquired SABMiller and in 2017 Heineken acquired Brasil Kirin. Such consolidation has increased the concentration of AMPSA's sales with its largest customers and may continue in the future, potentially accompanied by pressure from customers for lower prices. Increased pricing pressures from AMPSA's customers may have a material adverse effect on its business, financial condition and results of operations. In addition, this consolidation may lead manufacturers to rely on a reduced number of suppliers. If, following the combination of one of AMPSA's customers with another company, a competitor was to be the main supplier to the consolidated companies, this could have a material adverse effect on its business, financial condition or results of operations.

AMPSA's profitability could be affected by varied seasonal demands.

        Demand for AMPSA's products is seasonal. AMPSA's sales in Europe and North America are typically, based on historical trends, greater in the second and third quarters of the year, with generally lower sales in the first and fourth quarters. In Brazil, sales are typically strongest in the first and fourth quarters. Unseasonably cool weather during the summer months in each of its regions can reduce demand for certain beverages packaged in metal beverage cans, such as those manufactured by AMPSA.

        Additionally, climate change and the increasing frequency of severe weather events could adversely affect demand for AMPSA's products, its supply chain and the costs of inputs to its production and delivery of products in different regions around the world. Such severe weather events could have a material adverse effect on AMPSA's business, financial condition or results of operations. For more information see "Climate change or legal, regulatory or other measures to address climate change or related concerns, may adversely affect AMPSA's ability to conduct its business, including the availability and cost of resources required for its production processes."

AMPSA's profitability could be affected by the availability and cost of raw materials, including as a result of changes in tariffs and duties.

        The raw materials that AMPSA uses, principally aluminum, have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to transportation, production delays impacting supplier plant output, pandemic outbreaks, including COVID-19, or other factors. In such an event, no assurance can be given that AMPSA would be able to secure its raw materials from sources other than AMPSA's current suppliers on terms as favorable as its current terms, or at all. Any such shortages, as well as significant increases in the cost of any of the principal raw materials that AMPSA uses, including such shortages or material increases resulting from the introduction of tariffs, such as the introduction of tariffs of 10% on aluminum in the United States in 2018, which remain in effect, could have a material adverse effect on AMPSA's business, financial condition and results of operations. Further tariffs, sanctions, duties, other trade actions or increases in AMPSA's transportation costs, could have a material adverse effect on its business, financial condition and results of operations. Furthermore, the relative price of oil and its by-products may impact AMPSA's business, by affecting transport, coatings, lacquer and ink costs. Additionally, certain energy sources are vital to our operations, and future increases in energy costs could result in a significant increase in our operating costs, which could, if we are not able to recover these costs, have a material adverse effect on our business, financial condition and results of operations.

        The primary raw materials that AMPSA uses are aluminum ingot and, to a much lesser extent, steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. AMPSA's business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. While raw materials are generally available from a range of suppliers, they are subject to fluctuations in price and availability based on a number of factors, including general economic conditions, commodity price fluctuations (with respect to aluminum on the London Metal Exchange), the demand by other industries, such as automotive, aerospace and construction, for the same raw materials and the availability of complementary and substitute materials. In particular, the level of investment in beverage can capacity expansion by AMPSA and other beverage can producers will require a significant increase in can sheet production by the aluminum suppliers, which will in turn require significant investment and capital expenditures. Failure by the suppliers to increase capacity could cause supply shortages and significant increases in cost of these raw materials, notably aluminum. In addition, adverse economic or financial changes, industrial disputes or pandemic-related disruptions could impact AMPSA's suppliers, thereby causing supply shortages or increasing costs for AMPSA's business.

        AMPSA may not be able to pass on all or substantially all raw material price increases. In addition, AMPSA may not be able to hedge successfully against raw material cost increases. Furthermore, aluminum prices are subject to considerable volatility in price and demand. While in the past sufficient quantities of aluminum have been generally available for purchase, these quantities may not be available in the future, and, even if available, AMPSA may not be able to continue to purchase them at current prices. Further increases in the cost of these raw materials could adversely affect AMPSA's operating margins and cash flows.

        The supplier industries from which AMPSA receives its raw materials are relatively concentrated, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum and steel suppliers has decreased and there remains the possibility of further consolidation. Further consolidation could hinder AMPSA's ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum and steel.

        The failure to obtain adequate supplies of raw materials or increases in the cost of these products could have a material adverse effect on AMPSA's business, financial condition and results of operations.

Currency, interest rate fluctuations and commodity prices may have a material impact on AMPSA's business.

        AMPSA's functional currency is the euro and AMPSA presents its financial information in U.S. dollar. Insofar as possible, AMPSA actively manages currency exposures through the deployment of assets and liabilities throughout AMPSA and, when necessary and economically justified, enters into currency hedging arrangements to manage its exposure to currency fluctuations by hedging against rate changes with respect to its functional currency, the euro. However, AMPSA may not be successful in limiting such exposure, which could adversely affect its business, financial condition and results of operations. In addition, AMPSA's presented results may be impacted as a result of fluctuations in the U.S. dollar exchange rate versus the euro.

        AMPSA has production facilities in 9 different countries worldwide. It also sells products to, and obtains raw materials from, entities located in these and different regions and countries globally. As a consequence, a significant portion of AMPSA's consolidated revenue, costs, assets and liabilities are denominated in currencies other than the euro, which is AMPSA's functional currency, particularly the U.S. dollar and the British pound. For the year ended December 31, 2020, 71% of AMPSA's revenues were from countries with currencies other than the euro. The exchange rates between the currencies which AMPSA is exposed to, such as the euro, the U.S. dollar and the British pound, have fluctuated significantly in the past and may continue to do so in the future.

        In addition to currency translation risk, AMPSA is subject to currency transaction risk. AMPSA's policy is, where practical, to match net investments in foreign currencies with borrowings in the same currency. Fluctuations in the value of these currencies with respect to the euro may have a significant impact on AMPSA's financial condition and results of operations.

        Changes in exchange rates can affect AMPSA's ability to purchase raw materials and sell products at profitable prices, reduce the value of its assets and revenues, and increase liabilities and costs.

        AMPSA is also exposed to interest rate risk. Fluctuations in interest rates may affect AMPSA's interest expense on debt and the cost of new financing. AMPSA may use cross currency interest rate swaps, or CCIRS, to manage this type of risk, but sustained increases in interest rates could nevertheless materially adversely affect its business, financial condition and results of operations.

        AMPSA is exposed to changes in prices of its main raw materials, primarily aluminum and energy. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in AMPSA are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by-products may materially impact our business, affecting our transport, lacquer and ink costs.

        AMPSA uses derivative agreements to manage some of the material cost risk. The use of derivative contracts to manage AMPSA's risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if AMPSA is unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on its financial condition. AMPSA is also exposed to possible interruptions of supply of aluminum or other raw materials and any inability to purchase raw materials could negatively impact its operations.

        As a result of the volatility of gas and electricity prices, AMPSA has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with its suppliers. AMPSA's policy is to purchase gas and electricity by entering into forward price-fixing arrangements with suppliers for the bulk of its anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of AMPSA's anticipated energy supplies. Ardagh Metal Packaging does not net settle, nor does it sell within a short period of time after taking delivery. Ardagh Metal Packaging avails itself of the own use exemption and, therefore, these contracts are treated as executory contracts. Ardagh Metal Packaging typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices. To the extent this hedging strategy is not effective, it could negatively impact AMPSA's costs.

        For a further discussion of these matters and the measures AMPSA has taken to seek to protect its business against these risks, see the section entitled "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operations."

AMPSA's inability to fully pass-through input costs may have an adverse effect on its financial condition and results of operations.

        A significant number of AMPSA's sales contracts with customers include provisions enabling AMPSA to pass-through increases and reductions in certain input costs, such as aluminum and coatings, which help it deliver consistent margins, although margin percentages may fluctuate as a result. Although contract structures have generally been improved in North America to more accurately reflect the components of AMPSA's cost base, there can be no assurance that AMPSA will be in a position to fully recover increased input costs from all of its customers in the future.

AMPSA's manufacturing facilities are subject to operating hazards.

        AMPSA's manufacturing processes include cutting, coating and shaping metal into containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of toxic or hazardous substances and gases. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third-party claims, any of which could have a material adverse effect on AMPSA's business, financial condition and results of operations.

AMPSA is involved in a manufacturing process with fixed costs. Any interruption in the operations of AMPSA's manufacturing facilities, including its supply chain, may adversely affect its business, financial condition and results of operations.

        All of AMPSA's manufacturing activities take place at facilities that it owns or that it leases under long-term leases. AMPSA conducts regular maintenance on all its operating equipment. However, AMPSA cannot provide assurance that it will not incur unplanned business interruptions due to equipment breakdowns or similar manufacturing problems or that such interruptions will not have an adverse impact on its business, financial condition and results of operations. In such a scenario, it is very unlikely that alternative production capacity would be available in the future. A disruption in such circumstances could have a material adverse effect on AMPSA's business, financial condition and results of operations.

        To the extent that AMPSA experiences any equipment failures or similar manufacturing problems, AMPSA may be required to make unplanned capital expenditures even though it may not have available resources at such time and it may not be able to meet customer demand, which would result in a loss of revenues. As a result, AMPSA's liquidity may be impaired as a result of such expenditures and loss of revenues or the incurrence of unplanned capital expenditures.

        A mechanical failure or disruption affecting any major operating line may result in a disruption of AMPSA's ability to supply customers. The potential impact of any disruption would depend on the nature and extent of the damage caused to such facility. For example, the AMPSA industry's business model typically involves a beverage can ends plant supplying multiple beverage can plants. A failure or disruption in an ends plant could impact AMPSA's ability to supply multiple customers with ends and any inability to source ends from another location could result in a material loss of sales. Further, AMPSA's facilities in geographically vulnerable areas, including parts of the United States, may be disrupted by the occurrence of natural phenomena, such as earthquakes, hurricanes, floods and wildfires.

AMPSA may not be able to integrate any future acquisitions effectively.

        AMPSA aims over the longer term to continue to expand its packaging activities. While this expansion strategy is expected to be largely focused on organic expansion and capital expenditure on existing and new facilities, it may in the future require AMPSA to capitalize on strategic opportunities, including the acquisition of existing businesses.

        There is no certainty that any businesses AMPSA may acquire in the future will be effectively integrated. If AMPSA cannot successfully integrate acquired businesses within a reasonable time frame, it may not be able to realize the potential benefits anticipated from those acquisitions. AMPSA's failure to successfully integrate such businesses and the diversion of management attention and other resources from its existing operations could have a material adverse effect on AMPSA's business, financial condition and results of operations.

        Furthermore, even if AMPSA is able to integrate successfully the operations of acquired businesses, it may not be able to realize the cost savings, synergies and revenue enhancements that it anticipates either in the anticipated amount or time frame, and the costs of achieving these benefits may be higher than, and the timing may differ from, what it expects. AMPSA's ability to realize anticipated cost savings and synergies may be affected by a number of factors, including the following:

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  the use of more cash or other financial resources on integration and implementation activities than AMPSA expects, including restructuring and other exit costs;

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  conditions imposed in connection with obtaining required regulatory approvals; or

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  increases in acquisition costs and expenses, which may offset the cost savings and other synergies realized from such acquisitions.

        To the extent AMPSA pursues an acquisition that causes it to incur unexpected costs or that fails to generate expected returns, this could have a material adverse effect on its business, financial condition and results of operations.

Climate change or legal, regulatory or other measures to address climate change or related concerns, may adversely affect AMPSA's ability to conduct its business, including the availability and cost of resources required for its production processes.

        There is a growing concern that carbon dioxide and other greenhouse gases ("GHG") in the atmosphere have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather conditions and natural disasters. The impact of climate change may over time affect AMPSA's operations and the markets in which it operates. This could include changes in weather, resulting in reduced availability of inputs such as water, or increased costs of such inputs, and/or transitional risks such as technological development, policy and regulatory change, and market and economic responses. Measures to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs or the introduction of compliance schemes could create economic risks and uncertainties for AMPSA's businesses, by increasing GHG related costs, the cost of abatement equipment to reduce emissions to comply with legal requirements on GHG emissions or required technological standards, as well as reduced demand for AMPSA's products.

        The vast majority of AMPSA's Scope 3 emissions arise in the various stages of the manufacture of the aluminum and steel coils that AMPSA purchases. In line with AMPSA's commitment to Science Based Sustainability targets, AMPSA has a plan to reduce these emissions. AMPSA's failure to meet its targets and to reduce its emissions risks reputational damage and could adversely impact demand for AMPSA's products, resulting in an adverse impact on financial performance.

AMPSA is subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon AMPSA.

        AMPSA's operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to the protection of people and the environment. The laws and regulations that may affect AMPSA's operations include requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, and workplace health and safety. These laws and regulations are also subject to constant review by lawmakers and regulators which may result in further, including more stringent, environmental or health and safety legal requirements. AMPSA strives to mitigate risks related to environmental issues, including through the purchase of renewable energy, the adoption of sustainable practices, and by positioning itself as a sustainability leader in its industry.

        AMPSA has incurred, and expects to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to AMPSA's plant operations. Further, in order to comply with air emission restrictions, significant capital investments may be necessary at some sites. AMPSA requires a variety of permits to conduct its operations, including operating permits such as those required under various U.S. laws, including the federal Clean Air Act, and the EU Industrial Emissions Directive water and trade effluent discharge permits, water abstraction permits and waste permits. AMPSA is in the process of applying for, or renewing, permits at a number of its sites. Failure to obtain and maintain the relevant permits, as well as noncompliance with such permits, could have a material adverse effect on AMPSA's business, financial condition and results of operations.

        If AMPSA violates or fails to comply with these laws and regulations or its permits, it could be subject to criminal, civil and administrative sanctions and liabilities, including substantial fines and orders, or a partial or total shutdown of its operations, as well as litigation, any of which could have a material adverse effect on its business, financial condition and results of operations.

        In Europe, under the IED and its reference document for "Best Available Techniques" for metal manufacturing plants with surface treatment using solvents, permitted emissions levels from these plants including AMPSA's are substantially reduced periodically. EU member states introduce lower permitted emission levels into national legislation, which could potentially result in stricter emission limits in the future. These types of changes could require additional investment in AMPSA's affected operations. There may be greenhouse gas compliance or emission control schemes introduced in any jurisdiction on country and local municipality level which include metal packaging which may require any additional measures to control the emission of greenhouse gases could have a material adverse effect on AMPSA's business, financial condition and results of operations.

        Changes to the laws and regulations governing the materials that are used in AMPSA's manufacturing operations may impact the price of such materials or result in such materials no longer being available, which could have a material adverse effect on AMPSA's business, financial condition and results of operations. The European Union passed regulations concerning REACH, which place onerous obligations on the manufacturers and importers of substances, preparations and articles containing substances, and which may have a material adverse effect on AMPSA's business. Furthermore, substances AMPSA uses may have to be removed from the market (under REACH's authorization and restriction provisions) or need to be substituted by alternative chemicals, which may also adversely impact upon its operations.

        Sites at which AMPSA operates often have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that could give rise to contamination and result in potential liability to investigate or remediate, as well as claims for alleged damage to persons, property or natural resources. Liability may be imposed on AMPSA as an owner, occupier or operator of contaminated facilities. These legal requirements may apply to contamination at sites that AMPSA currently or formerly owned, occupied or operated, or that were formerly owned, occupied or operated by companies AMPSA acquired or at sites where it has sent waste offsite for treatment or disposal. Regarding assets acquired by AMPSA, AMPSA cannot provide assurance that its due diligence investigations identified or accurately quantified all material environmental matters related to the acquired facilities. AMPSA's closure of a site may accelerate the need to investigate and remediate any contamination at the site.

        In addition, AMPSA may be required to remediate contaminated third-party sites where it has sent waste for disposal. Liability for remediation of these third-party sites may be established without regard to whether the party disposing of the waste was at fault or the disposal activity was legal at the time it was conducted. For example, "Superfund" sites in the United States are the highest priority contaminated sites designated by the federal government as requiring remediation, and costs of their remediation tend to be high. Whether AMPSA will have any liability for investigation and remediation costs at any Superfund site or for costs relating to claims for natural resource damages, and what portion of the costs it must bear, has not been determined.

Changes in product requirements and their enforcement may have a material impact on AMPSA's operations.

        Changes in laws and regulations relating to deposits on, and any limits or restrictions to recycling of, metal packaging could adversely affect AMPSA's business if implemented on a large scale in the major markets in which it operates. Changes in laws and regulations imposing restrictions on, and conditions for use of, food contact materials or on the use of materials and agents used in the production of AMPSA's products could likewise adversely affect its business. Changes to health and food safety regulations could increase costs and also could have a material adverse effect on AMPSA's revenues if, as a result, the public attitude toward end-products, for which it provides packaging, were substantially affected.

        Additionally, the effectiveness of new standards, such as the ones related to recycling or deposits on different packaging materials, could result in excess costs or logistical constraints for some of AMPSA's customers, which could choose to reduce their consumption and limit the use of metal packaging for their products. AMPSA could thus be forced to reduce, suspend or even stop the production of certain types of products. The regulatory changes could also affect AMPSA's prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food packaging that might affect the market shares for metal packaging, the volumes produced or production costs.

        Environmental concerns could lead U.S., Brazilian, European Union or United Kingdom bodies to implement other product regulations that are likely to impose restrictions on AMPSA and have a material adverse effect on its business, financial condition and results of operations. There is significant variation among countries where AMPSA sells its products in the limitation on certain constituents in packaging, which can have the effect of restricting the types of raw materials AMPSA uses. In turn, these restrictions can increase AMPSA's operating costs, by requiring increased energy consumption or greater environmental controls.

        AMPSA's operations are subject to laws and regulations in multiple jurisdictions relating to some of the raw materials utilized in its container making process, such as epoxy-based coatings. Changes in regulatory agency statements, adverse information concerning bisphenol A or rulings made in certain jurisdictions may result in restrictions, for example, on bisphenol A in epoxy-based internal liners for some of AMPSA's products. Such restrictions have required AMPSA, together with its respective suppliers and customers, to develop substitutes for relevant products to meet legal and customer requirements.

        Increasing legal requirements on the reporting, due diligence and restricted use of "conflict minerals" originating from mines in the Democratic Republic of the Congo and adjoining countries as well as any increasing regulatory requirements on the bauxite or cassiterite value chain could bear reputational and compliance risks along the supply chain and affect the sourcing, availability and economics of minerals used in the manufacture of steel and aluminum beverage cans.

AMPSA could incur significant costs due to the location of some of its industrial sites in urban areas.

        Obtaining, renewing or maintaining permits and authorizations issued by administrative authorities necessary to operate AMPSA's production plants could be made more difficult due to the increasing urbanization of the sites where some of its manufacturing plants are located. Urbanization could lead to more stringent operating conditions (by imposing traffic restrictions for example), conditions for obtaining or renewing the necessary authorizations, the refusal to grant or renew these authorizations, or expropriations of these sites in order to allow urban planning projects to proceed.

        The occurrence of such events could result in AMPSA incurring significant costs and there can be no assurance that the occurrence of such events would entitle AMPSA to partial or full compensation.

AMPSA may be subject to litigation, regulatory investigations, arbitration and other proceedings that could have an adverse effect on it.

        AMPSA is currently involved in various litigation matters and anticipates that it will be involved in litigation matters from time to time in the future. The risks inherent in AMPSA's business expose it to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, tax or securities litigation, and product liability lawsuits. AMPSA cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. If AMPSA is involved in any future litigation, or if its positions concerning current disputes are found to be incorrect, this may have an adverse effect on AMPSA's business, financial condition and results of operations, including as a result of liabilities imposed on it, the costs associated with asserting its claims or defending such lawsuits, and the diversion of management's attention to these matters.

AMPSA is subject to an extensive, complex and evolving legal and regulatory framework, which may expose AMPSA to investigations by governmental authorities, legal proceedings and fines.

        AMPSA's business encompasses multiple jurisdictions and complex legal and regulatory frameworks, including in relation to anti-trust, economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement continues to increase. As a result, AMPSA may become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance. Additionally, AMPSA may become subject to governmental investigations and lawsuits by private parties. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on AMPSA's business, financial condition or results of operations.

Changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation could adversely affect AMPSA's business.

        Changes in consumer preferences and tastes could have an impact on demand for AMPSA's customers' products, which in turn could lead to reduced demand for AMPSA's products. Certain end-products represent a significant proportion of AMPSA's market. AMPSA's ability to develop new product offerings for a diverse group of global customers with differing preferences, while maintaining functionality and spurring innovation, is critical to its success. This requires a thorough understanding of AMPSA's existing and potential customers and end users on a global basis, particularly in potential high developing markets. Failure to adapt and deliver quality products that meet customer or end user needs, through research and development or licensing of new technology, ahead of competitors could have a material adverse effect on AMPSA's business.

        Additionally, public health and government officials have become increasingly concerned about the health consequences associated with over-consumption of certain types of beverages, such as sugar-sweetened beverages, including those produced by certain of AMPSA's customers. For example, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of these taxes, demand decreased temporarily in these countries, and the imposition of similar taxes in the future may lower the demand for certain soft drinks and beverages that AMPSA's customers produce, which may cause its customers to respond by reducing their purchases of its metal packaging products. Consumer tax legislation and future attempts to tax sugar or energy drinks or to lower consumption of certain alcoholic and non-alcoholic categories in other jurisdictions could reduce the demand for AMPSA's products and adversely affect its profitability.

        In addition, any decline in the popularity of these product types as a result of lifestyle, nutrition or health considerations, or AMPSA's inability to adapt to customer needs, could have a significant impact on AMPSA's customers and could have a material adverse effect on its business, financial condition and results of operations.

AMPSA faces costs and future funding obligations associated with post-retirement benefits provided to its employees, which could have an adverse effect on its financial condition.

        As of December 31, 2020, AMPSA's accumulated post-retirement benefit obligation was approximately $219 million, covering employees in multiple jurisdictions. The costs associated with these and other benefits to employees could have a material adverse effect on AMPSA's financial condition.

        AMPSA operates and contributes to pension and other post-retirement benefit schemes (including both single employer and multiple employer schemes) funded by a range of assets that include property, derivatives, equities and/or bonds. The value of these assets is heavily dependent on the performance of markets, which are subject to volatility. The liability structure of the obligations to provide such benefits is also subject to market volatility in relation to its accounting valuation and management. Additional significant funding of AMPSA's pension and other post-retirement benefit obligations may be required if market underperformance is severe. In addition, AMPSA may have to make significant cash payments to some or all of these plans, including under guarantee agreements, as a consequence of this transaction or otherwise in the future, to provide additional funding, which would reduce the cash available for its businesses.

        Under the United States Employee Retirement Income Security Act of 1974, as amended, the U.S. Pension Benefit Guaranty Corporation ("PBGC") has the authority to terminate pension plans regulated by the PBGC if certain funding requirements are not met; any such termination would further accelerate the cash obligations related to such a pension plan.

Organized strikes or work stoppages by unionized employees could have a material adverse effect on AMPSA's business.

        Many of AMPSA's operating companies are party to collective bargaining agreements with trade unions. These agreements cover the majority of AMPSA's employees and although AMPSA considers its employee relations to be generally good, a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on its business, financial condition and results of operations. In addition, AMPSA cannot ensure that, upon the expiration of existing collective bargaining agreements, new agreements will be reached without union action or that AMPSA's operating companies will be able to negotiate acceptable new contracts with trade unions, which could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If unionized workers at AMPSA's operating companies or any unionized workers were to engage in a strike or other work stoppage, AMPSA could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on its business, financial condition and results of operations.

Failure of control measures and systems resulting in faulty or contaminated product could have a material adverse effect on AMPSA's business.

        AMPSA has strict control measures and systems in place to ensure that the maximum safety and quality of its products is maintained. The consequences of a product not meeting these rigorous standards, due to, among other things, accidental or malicious raw materials contamination or due to supply chain contamination caused by human error or equipment fault, could be severe. Such consequences might include adverse effects on consumer health, litigation exposures, loss of market share, financial costs and loss of revenues.

        In addition, if AMPSA's products fail to meet rigorous standards, AMPSA may be required to incur substantial costs in taking appropriate corrective action (up to and including recalling products from consumers) and to reimburse customers and/or end-consumers for losses that they suffer as a result of this failure. Customers and end-consumers may seek to recover these losses through litigation and, under applicable legal rules, may succeed in any such claim, despite there being no negligence or other fault on AMPSA's part. Placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage AMPSA's reputation. This could in turn have a material adverse effect on AMPSA's business, financial condition and results of operations. Although AMPSA has not had material claims for damages for defective products in the past, and has not conducted any substantial product recalls or other material corrective action, these events may occur in the future.

        In certain contracts, AMPSA provides warranties in respect of the proper functioning of its products and the conformity of a product to the specific use defined by the customer.

        In addition, if a product contained in packaging manufactured by AMPSA is faulty or contaminated, it is possible that the manufacturer of the product may allege that AMPSA's packaging is the cause of the fault or contamination, even if the packaging complies with contractual specifications. Furthermore, in certain countries, certain participants in the distribution chain refill bottles, even though they may not be designed for this purpose.

        In case of the failure of packaging produced by AMPSA to open properly or to preserve the integrity of its contents, AMPSA could face liability to its customers and to third parties for bodily injury or other tangible or intangible damages suffered as a result. Such liability, if it were to be established in relation to a sufficient volume of claims or to claims for sufficiently large amounts, could have a material adverse effect on AMPSA's business, financial condition and results of operations.

AMPSA's existing insurance coverage may be insufficient and future coverage may be difficult or expensive to obtain.

        Although AMPSA believes that its insurance arrangements provide adequate coverage for the risks inherent in its business, these insurance arrangements typically exclude certain risks and are subject to certain thresholds and limits. AMPSA cannot assure you that its property, plant and equipment and inventories will not suffer damages due to unforeseen events or that the proceeds available from its insurance arrangements will be sufficient to protect it from all possible loss or damage resulting from such events. As a result, AMPSA's insurance coverage may prove to be inadequate for events that may cause significant disruption to its operations, which may have a material adverse effect on its business, financial condition and results of operations.

        AMPSA may suffer indirect losses, such as the disruption of its business or third-party claims of damages, as a result of an insured risk event. While AMPSA carries business interruption coverage and general liability coverage, such coverage is to certain limitations, thresholds and limits, and may not fully cover all indirect losses.

        AMPSA renews its insurance arrangements on an annual basis. The cost of coverage may increase to an extent that AMPSA may choose to reduce its coverage limits or agree to certain exclusions from its coverage. Among other factors, adverse political developments, security concerns and natural disasters in any country in which AMPSA operates may materially adversely affect available insurance coverage and result in increased premiums for available coverage and additional exclusions from coverage.

AMPSA's business may suffer if it does not retain its executive and senior management. GHV's ability to successfully effect the Merger, and AMPSA's ability to successfully operate the business thereafter, will be largely dependent upon the efforts of certain key personnel of AMPSA.

        AMPSA believes its future success depends, in part, on its experienced executive team, who are identified under "Management of AMPSA." The loss of services of any of the members of AMPSA's executive team, members of senior management or other key personnel could adversely affect its business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions and there is no assurance that AMPSA would be able to locate or employ such qualified personnel on terms acceptable to AMPSA or at all.

        AMPSA's ability to successfully operate the business following the Business Combination will be largely dependent upon the efforts of its key personnel. It is possible that AMPSA will lose some key personnel, the loss of which could negatively impact its operations and profitability. Although AMPSA anticipates that all of its executive and senior management will remain in place following the Business Combination, the loss of key personnel could negatively impact its operations and profitability and its financial condition could suffer as a result.

The United Kingdom's withdrawal from the European Union may have a negative effect on AMPSA's financial condition and results of operations.

        Approximately 11% of AMPSA's total 2020 revenue was derived from revenues generated in the United Kingdom, and 3 of its 23 manufacturing facilities are located in the United Kingdom, as of December 31, 2020.

        The relationship between the United Kingdom and the European Union is governed by a Withdrawal Agreement entered into at the end of January 2020, and a Trade and Cooperation Agreement, which took effect from January 1, 2021 (the "Brexit Agreements"). The Brexit Agreements provide for a zero tariff, zero quota arrangement on sales of goods and agriproducts between the United Kingdom and the European Union. Customs duties on goods originating outside the European Union or United Kingdom, or in the event that the zero tariff arrangements under the Brexit Agreements are amended or suspended, might lead to additional costs for products and materials shipped from the United Kingdom to Europe or from Europe to the United Kingdom respectively. Further, required changes to AMPSA's business systems and processes in order to comply with newly introduced customs procedures may lead to additional costs.

        More generally, differences in standards or processes or risk aversion may mean that some businesses choose not to serve other markets on a temporary or permanent basis, causing supplier disruption. Uncertainty remains regarding the impact of the withdrawal of the United Kingdom from the European Union ("Brexit") and the Brexit Agreements on the United Kingdom and Europe, including among commercial parties in the United Kingdom and the European Union, financial institutions, suppliers and service providers and their respective customers. Any changes to the trading relationship between the United Kingdom and the European Union arising from the Brexit Agreements may adversely affect the cost or timing of imports, including aluminum and coatings.

        Some of its customers are based in the United Kingdom and export outside the local United Kingdom market. These customers may experience reduced demand or delays arising from these post-Brexit arrangements. Although AMPSA seeks to export through channels where delays would be minimized, AMPSA has nonetheless experienced delays in the transport of certain products, consumables and other materials particularly in relation to shipments from the United Kingdom to the European Union. The impact of these delays, if prolonged, could adversely affect AMPSA's financial condition and the results of AMPSA's operations.

        Brexit may also have an adverse impact on AMPSA's business, employees and customers in the United Kingdom. In particular, the Brexit Agreements allow for the possibility of future changes in laws and regulations. Such changes could include import, tax and employment laws and regulations, which could adversely impact the results of operations of AMPSA's United Kingdom business. For example, there is uncertainty with regard to the upcoming regulatory regime relating to environmental permits and permissions, with such environmental permits and permissions currently governed by the EU Industrial Emissions Directive (Directive 2010/75/EU). More burdensome requirements imposed by the new upcoming regulatory regime could require that AMPSA commits additional resources to ensure compliance and although AMPSA will use reasonable efforts to ensure such compliance, the introduction of new regulations increases the risk of non-compliance.

        Further, continued political uncertainty as a result of Brexit may result in negative effects on credit markets, and foreign direct investments in Europe and the United Kingdom. It may also result in volatility in the British pound foreign exchange markets and interest rates. See also the risk factor entitled "Currency, interest rate fluctuations and commodity prices may have a material impact on AMPSA's business."

        Brexit could also lead to legal and regulatory uncertainty and politically divergent national laws and regulations as a new relationship between the United Kingdom and the European Union is defined and the United Kingdom determines which European Union laws to replace or amend. Volatility in political, regulatory, economic or market conditions could adversely affect employment rates, increase consumer and commercial bankruptcy filings, negatively impact national and local economies, and cause other results that negatively affect household incomes.

        The economic outlook could be further adversely affected by the risk that one or more European Union member states could also leave the European Union, the risk of a demand for independence by Scotland or Northern Ireland, or the risk that the euro as the single currency of any or all of the Eurozone member states could cease to exist. These developments, or the perception that any of them could occur, may have a material adverse effect on the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These negative impacts could adversely affect AMPSA's business, financial condition and results of operations.

The COVID-19 pandemic and any future epidemics may have a negative impact on worldwide economic activity and AMPSA's business.

        The COVID-19 global pandemic and measures to prevent its spread has impacted AMPSA's business in a number of ways.

        The COVID-19 pandemic has reduced global economic activity resulting in lower demand for certain of AMPSA's customers' products and, therefore, the products AMPSA manufactures, though demand for "at-home" consumption has increased and therefore demand for many of AMPSA customers' products and, as a result, for the products AMPSA manufactures, has proven to be resilient to date during the pandemic. The COVID-19 pandemic has at times caused, and may again give rise to an adverse effect on AMPSA's operations, including disruptions to its supply chain and workforce and the incurrence of increased costs. Although AMPSA's production has not been significantly impacted to date, its plants may be required to curtail or cease production in response to the spread of COVID-19. The COVID-19 impact on capital markets could also impact AMPSA's cost of borrowing. In addition, AMPSA's customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the outbreak of COVID-19, which would have a negative impact on AMPSA's business. The extent of the impacts of the COVID-19 pandemic on AMPSA's business and results of operations continues to be uncertain.

        The ultimate significance of these disruptions, including the extent of their adverse impact on AMPSA's financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that AMPSA serves and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs, and the related impact on macroeconomic activity and consumer behavior.

        If the COVID-19 pandemic continues unabated despite containment efforts, it could cause a severe economic slowdown and potentially an extended recession or depression, which would adversely affect the demand for AMPSA's products or cause other unpredictable events, each of which would adversely affect its business, results of operations or financial condition. Any future epidemics may also have similar, or more severe, effects on global economic activity and on AMPSA's business, results of operations or financial condition.

Increasing privacy and data security obligations or a significant data breach may adversely affect AMPSA's business.

        AMPSA will continue its efforts to meet its data security obligations and manage evolving cybersecurity threats. The loss, disclosure, misappropriation of or access to employees' or business partners' information or its failure to meet its obligations could result in lost revenue, increased costs, legal claims or proceedings, liability or regulatory penalties. A significant data breach or AMPSA's failure to meet its obligations could adversely affect AMPSA's reputation and financial condition.

AMPSA's heavy reliance on technology and automated systems to operate its business could mean any significant failure or disruption of the technology or these systems could materially harm its business.

        Similar to most other business entities, AMPSA depends on automated systems and technology to operate its business, including accounting systems, manufacturing systems and telecommunication systems. AMPSA operates a cyber and information risk management program, including operating a global information security function, which partners with global leaders in the security industry to deliver an integrated information and cyber risk management service using state-of-the-art technologies in areas including antivirus & anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection. Such services will be provided by Ardagh Group S.A. pursuant to the Services Agreement. AMPSA also partners with global leaders to deliver high availability and resilient systems and communication platforms. However, these systems could suffer substantial or repeated disruptions due to various events, many of which are beyond AMPSA's control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks.

        Substantial or repeated systems failures or disruptions could result in the unauthorized release of confidential or otherwise protected information, improper use of AMPSA's systems and networks, defective products, harm to individuals or property, contractual or regulatory actions and fines, penalties and potential liabilities, production downtime and operational disruptions and loss or compromise of important data, which may result in increased costs and lost revenue and competitiveness and may negatively impact its reputation, any of which could adversely affect AMPSA's business, results of operations and financial condition. Increased global IT security threats and more sophisticated and targeted computer crime may further increase this risk.

AMPSA's substantial debt could adversely affect its financial health and its ability to effectively manage and grow its business.

        AMPSA will incur approximately $2.8 billion of indebtedness in connection with the Pre-Closing Restructuring. For more information, see the description of AMPSA's debt facilities and the table outlining its principal financing arrangements in "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        AMPSA's substantial debt could have important negative consequences for AMPSA and for its shareholders. For example, AMPSA's substantial debt could:

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  require it to dedicate a large portion of its cash flow from operations to service debt and fund repayments on its debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  increase its vulnerability to adverse general economic or industry conditions;

  •
  limit its flexibility in planning for, or reacting to, changes in its business or industry;

  •
  limit its ability to raise additional debt or equity capital in the future;

  •
  restrict AMPSA from making strategic acquisitions or exploiting business opportunities; and

  •
  place AMPSA at a competitive disadvantage compared to its competitors that have less debt.

        In addition, AMPSA expects that debt under its asset based liability facility will, and in the future, a portion of its debt may, bear interest at variable rates that are linked to changing market interest rates. Although AMPSA may hedge a portion of its exposure to variable interest rates by entering into interest rate swaps, AMPSA cannot assure you that it will do so in the future. As a result, an increase in market interest rates would increase AMPSA's interest expense and debt service obligations, which would exacerbate the risks associated with its leveraged capital structure.

        Further, notwithstanding AMPSA's current indebtedness levels and restrictive covenants, AMPSA may still be able to incur substantial additional debt or make certain restricted payments, which could exacerbate the risks described above.

        Negative developments in AMPSA's business, results of operations and financial condition due to changes in global economic conditions or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of its short- and long-term debt and, consequently, impair its ability to raise new financing or refinance its current borrowings and increase its costs of issuing any new debt instruments.

If AMPSA fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

        As a listed company on NYSE, AMPSA will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. The requirements of these rules and regulations will make some activities more difficult, time consuming and costly.

        The Sarbanes-Oxley Act requires, among other things that, as a listed company, AMPSA's principal executive officer and principal financial officer certify the effectiveness of its disclosure controls and procedures and its internal controls over financial reporting. AMPSA continues to develop and refine its disclosure controls and procedures and its internal control over financial reporting. However, AMPSA has not yet assessed its internal control over financial reporting for the purposes of complying with item 404 of the Sarbanes-Oxley Act and will only be required to do so beginning with the fiscal year ended December 31, 2022. Material weaknesses in AMPSA's internal control over financial reporting may be discovered in the future. Any failure to maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm AMPSA's operating results or cause it to fail to meet its reporting obligations and may result in a restatement of AMPSA's financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of AMPSA's internal control over financial reporting. Ineffective disclosure controls and procedures or ineffective internal control over financial reporting could also cause investors to lose confidence in AMPSA's reported financial information.

AMPSA will incur increased costs as a result of operating as a listed company on NYSE, and its management will devote substantial time to compliance initiatives.

        If AMPSA completes the Merger and becomes a listed company on NYSE, it will incur certain additional legal, accounting and other expenses that it would not incur as a private company. As a listed company on NYSE, AMPSA will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. AMPSA's management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, AMPSA expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly. For example, AMPSA expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. AMPSA cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for AMPSA to attract and retain qualified persons to serve on its board of directors or as executive officers.

There can be no assurance that the AMPSA Shares that will be issued in connection with the Merger or the AMPSA Warrants will be approved for listing on NYSE or, if approved, will continue to be so listed following the closing of the Merger, or that AMPSA will be able to comply with the continued listing standards of NYSE.

        AMPSA's eligibility for listing may depend on, among other things, the number of shares of GHV Class A Common Stock that are redeemed. AMPSA intends to apply for the listing of the AMPSA Shares and AMPSA Warrants on NYSE. If NYSE denies its application for failure to meet the listing standards, AMPSA and its shareholders could face significant material adverse consequences including:

  •
  a limited availability of market quotations for its securities;

  •
  reduced liquidity for its securities;

  •
  a determination that AMPSA Shares are a "penny stock" which will require brokers trading in the AMPSA Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

  •
  a limited amount of news and analyst coverage; and

  •
  a decreased ability to issue additional securities or obtain additional financing in the future.

        The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." If the AMPSA Shares and Public Warrants are listed on NYSE, they will be covered securities. Although the states are preempted from regulating the sale of AMPSA's securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if the AMPSA Shares and Public Warrants are not listed on NYSE, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

Anti-takeover provisions in AMPSA's articles of association ("Articles") might discourage or delay attempts to acquire it.

        AMPSA's Articles contain provisions that may make the acquisition of AMPSA more difficult, including the following:

  •
  Classified Board.  AMPSA's board of directors is classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the board of directors, and the prospect of that delay might deter a potential offeror.

  •
  Notice Requirements for Shareholder Proposals.  Luxembourg law and AMPSA's Articles provide that one or more shareholders together holding at least 10% of the share capital of AMPSA may request the addition of one or more items to the agenda of any general meeting. The request must be sent to the registered office by registered mail, at least five clear days before the meeting is held. AMPSA's Articles also specify certain requirements regarding the form and content of a shareholder's notice. These requirements may make it difficult for AMPSA's shareholders to bring matters before a general meeting.

  •
  Special Resolutions.  AMPSA's Articles require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) an increase or decrease of the authorized or issued capital, (b) an amendment to the Articles and (c) dissolving AMPSA. Pursuant to AMPSA's Articles, for any special resolutions to be considered at a general meeting the quorum is in excess of one-half (1/2) of the share capital in issue present in person or by proxy unless otherwise mandatorily required by Luxembourg law. If such quorum is not met at a first extraordinary general meeting, a second meeting may be convened, and such second meeting shall validly deliberate regardless of the proportion of the capital represented. Any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two-thirds (2/3) of the votes validly cast on such resolution by shareholders entitled to vote.

        These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of AMPSA, even if such transaction would benefit its shareholders.

AMPSA's ability to operate its business effectively depends in large part on certain administrative and other support functions provided to it by Ardagh Group pursuant to the Services Agreement. Following the expiration or termination of the Services Agreement, AMPSA's ability to operate its business effectively may suffer if it is unable to cost-effectively establish its own administrative and other support functions in order to operate as a stand-alone company.

        AMPSA will rely on certain administrative and other resources of Ardagh Group, including information technology, financial reporting, tax, treasury, human resources, procurement, insurance and risk management and legal services, to operate its business. In connection with the Pre-Closing Restructuring, AMPSA expects to enter into a mutual Services Agreement with Ardagh Group to retain the ability to use these Ardagh Group resources. The mutual Services Agreement may be terminated as to any services or entirely by either AMPSA or Ardagh Group and for any reason as of and from December 31, 2024 or by either party upon a change of control of the other party, in either case with nine months' prior written notice to the party undergoing a change of control. See the section entitled "Certain Agreements Related to the Business Combination—Services Agreement." These services may not be sufficient to meet AMPSA's needs and may not be provided at the same level as when the entities comprising AMPSA was part of Ardagh Group. AMPSA and Ardagh Group will each rely on the other to perform its obligations under the Services Agreement. If Ardagh Group were unable to satisfy its material obligations under the agreement, or if the agreement is terminated as to any services or entirely, AMPSA may not be able to obtain such services at all or obtain the services on terms as favorable as those in the Services Agreement, and could as a result suffer operational difficulties or significant losses.

        In addition, the price for the corporate services provided pursuant to the Services Agreement have been fixed for calendar years 2021 through 2024 (subject to certain adjustments for third party pass-through costs and variations in volume-based services), but as of December 31, 2024, or if earlier, the date upon which AMPSA or Ardagh Group undergoes a change of control, the services will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such services and the level of services expected to be provided. There are no assurances that these fixed fees are more favorable than the price that AMPSA would have been able to pay if it obtained such services at a price equal to the fully allocated cost of such services or, if it had obtained such services from one or more third parties. There are also no assurances that the price of the services, when adjusted as of December 31, 2024 or upon a change of control of AMPSA or Ardagh Group, will not be significantly greater than the fixed price established for these services prior to such adjustment. In addition, prior to the date on which the Services Agreement was entered into, AMPSA and its subsidiaries have received informal support from Ardagh Group as wholly owned subsidiaries of Ardagh Group, and the level of this informal support may diminish following the Business Combination and as AMPSA becomes a more independent company. Any failure or significant interruption of AMPSA's own administrative systems or in Ardagh Group's administrative systems during the term of the Services Agreement could result in unexpected costs, impact AMPSA's results or prevent it from paying its suppliers or employees and performing other administrative services on a timely basis.

AMPSA may have received better terms from unaffiliated third parties than the terms it has received in the Services Agreement with Ardagh Group.

        The terms of the Services Agreement were agreed while AMPSA was a wholly owned subsidiary of Ardagh Group and in the context that Ardagh Group will have a controlling interest of AMPSA following the Merger. Accordingly, during the period in which the Services Agreement was prepared, AMPSA did not have an independent board of directors or a management team that was independent of Ardagh Group. As a result, the terms of the agreement may not reflect terms that would have resulted from arms'-length negotiations between unaffiliated third parties and any such arms' length negotiations with an unaffiliated third party may have resulted in more favorable terms to AMPSA.

AMPSA does not have a history as a separate public company.

        In the past, AMPSA's operations have been a part of Ardagh Group and Ardagh Group provided it with certain financial, operational and managerial resources for conducting its business. Following the Merger, while a number of these resources will continue to be at Ardagh Group and used to provide services to AMPSA under the Service Agreement, AMPSA will perform certain of its own financial, operational and managerial functions. There are no assurances that AMPSA will be able to successfully put in place the financial, operational and managerial resources necessary to perform these functions.

The AMP Business historical financial results and Combined Financial Statements may not be representative of AMPSA's results as a separate company.

        The AMP Business historical financial information included in this proxy statement/prospectus has been derived on a carve-out basis from the consolidated financial statements and accounting records of Ardagh Group and does not necessarily reflect what AMPSA's financial position, results of operations or cash flows would have been had it been a separate company during the periods presented. Although Ardagh Group did account for AMPSA's business as separate reporting segments, AMPSA was not operated as a separate company for the historical periods presented. The historical costs and expenses reflected in the Combined Financial Statements include an allocation for certain corporate functions historically provided by Ardagh Group, most of which will continue to be provided pursuant to the Services Agreement. These allocations were based on what management considered to be reasonable reflections of the historical utilization levels of these services required in support of AMPSA's business. The historical information does not necessarily reflect what the cost to AMPSA of these functions will be in the future, pursuant to the Services Agreement or otherwise. For additional information in relation to materially significant related party transactions during the years ended December 31, 2020, 2019 and 2018 , see note disclosures 2, 5, 15, 16, 17, 18 and 22 to the Combined Financial Statements as of and for the fiscal years ended December 31, 2020, 2019 and 2018 included elsewhere in this proxy statement/prospectus. Any further related party transactions in the fiscal years ended December 31, 2020, 2019 and 2018 were both immaterial and no more than incidental in nature.

A significant write down of goodwill would have a material adverse effect on AMPSA's financial condition and results of operations.

        Goodwill at December 31, 2020 totaled $1.06 billion. AMPSA evaluates goodwill annually following approval of the annual budget or whenever indicators suggest that impairment may have occurred. The determination of the recoverable amounts of goodwill requires the use of estimates and assumptions which are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. As described further in the Combined Financial Statements included elsewhere in this proxy statement/prospectus, AMPSA uses the value in use ("VIU") model for the purposes of goodwill impairment testing, as this reflects the intention to hold and operate the assets. However, if an impairment indicator exists for a CGU, AMPSA also uses the fair value less costs of disposal ("FVLCD") model in order to establish the recoverable amount being the higher of the VIU model and FVLCD model when compared to the carrying value of the CGU. Sensitivity analysis is performed reflecting potential variations in assumptions. Future changes in the estimates and assumptions used in the VIU or FVLCD models, general market conditions, or other factors may cause the goodwill to be impaired, resulting in a non cash charge against results of operations to write down goodwill for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on AMPSA's financial condition and results of operations.

Additional Risks Related to the Merger

The results of operations of AMPSA may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

        This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for AMPSA after giving effect to the Business Combination. The unaudited pro forma condensed combined income statement combines GHV's historical audited statement of operations for the period from June 25, 2020 (inception) to December 31, 2020, as included elsewhere in this proxy statement/prospectus, with the AMP Business's historical audited combined income statement for the twelve months ended December 31, 2020, as included elsewhere in this proxy statement/prospectus, and gives pro forma effect to the Business Combination as if it had occurred as of January 1, 2020. The unaudited pro forma condensed combined statement of financial position combines GHV's historical audited balance sheet as of December 31, 2020, as included elsewhere in this proxy statement/prospectus, and the AMP Business's historical audited combined statement of financial position as of December 31, 2020, as included elsewhere in this proxy statement/prospectus and gives pro forma effect to the Business Combination as if it had been consummated as of December 31, 2020.

        The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of AMPSA. Accordingly, AMPSA's business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

AMPSA will be controlled by Ardagh Group, whose interests may conflict with AMPSA's interests and, after the completion of the Merger, the interests of other shareholders.

        Ardagh Group currently indirectly owns 100% of AMPSA's outstanding shares and, upon completion of the Merger, will own approximately 80% of the outstanding AMPSA Shares. In addition, pursuant to the Registration Rights and Lock-Up Agreement, Ardagh Group's ability to sell its AMPSA Shares will be restricted for 180 days after the closing of the Merger. As a controlling shareholder of AMPSA, Ardagh Group will be able to exercise significant influence over AMPSA's business policies and affairs, including the composition of its board of directors and any action requiring approval of its shareholders. In addition, after completion of the Merger and as long as Ardagh Group beneficially owns a specified number of the outstanding shares of AMPSA, pursuant to the Shareholders Agreement, Ardagh Group has the right to designate a specified number of directors, including the chair, to AMPSA's board of directors, receive access to certain information for the benefit of Ardagh Group, approve certain significant actions of AMPSA, receive AMPSA's cooperation with certain matters relating to AMPSA, and access certain information for registration rights with respect to its shares of AMPSA. For more information, see the section entitled "Certain Agreements Related to the Business Combination—Shareholders Agreement."

        Additionally, being a controlled company, relevant risks materializing at the ultimate parent level could have a negative impact on AMPSA's share price, financial condition, credit ratings or reputation. It is also possible that Ardagh Group's controlling shareholders may take actions in relation to AMPSA's business that are not entirely in its best interests or the best interests of the other shareholders of Ardagh Group or those of AMPSA.

Future sales of the AMPSA Shares, including by Ardagh Group, the Subscribers and the GHV Sponsor could have a negative impact on the price of the AMPSA Shares.

        Pursuant to the Subscription Agreements with the Subscribers, AMPSA has agreed to file a registration statement with the SEC registering the shares issued to the Subscribers within 30 days of the closing of the Merger to facilitate their ability to sell their AMPSA Shares in the public market. In addition, pursuant to the Registration Rights and Lock-Up Agreement, following the expiration of a 180-day lock-up period, the GHV Sponsor and Ardagh Group have the right to request AMPSA to register their Shares for purposes of effecting sales of those AMPSA Shares in the public market. Future sales of the AMPSA Shares, or securities convertible or exchangeable into or exercisable for the AMPSA Shares, including by the Subscribers, the GHV Sponsor and Ardagh Group, or the perception that sales may be made by these shareholders could significantly reduce the market price of the AMPSA Shares. Further, even if none of these shareholders sell a large number of the AMPSA Shares into the market, their right to sell their AMPSA Shares as contemplated by these agreements may depress the price of the AMPSA Shares.

        In addition, if AMPSA issues substantial additional Shares, the ownership of its existing shareholders would be diluted and its earnings per share could be reduced, which may negatively affect the market price of its Shares.

There may not be a robust market for AMPSA's securities, which would adversely affect the liquidity and price of its securities.

        Following the Merger, the price of AMPSA's securities may fluctuate significantly due to the market's reaction to the Merger and general market and economic conditions. An active trading market for AMPSA's securities following the Merger may never develop or, if developed, it may not be sustained. In addition, the price of AMPSA's securities after the Merger can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if AMPSA's securities become delisted from NYSE for any reason and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than they were quoted or listed on NYSE or another national securities exchange. You may be unable to sell your AMPSA Shares and public warrants unless a market can be established or sustained.

If, following the Merger, securities or industry analysts do not publish research or reports about AMPSA or its business or cease publishing research or reports about its market, or if they make recommendations regarding AMPSA Shares that is unfavorable to AMPSA, then the price of AMPSA Shares could decline.

        The trading market for AMPSA Shares will be influenced by the research and reports that industry or securities analysts may publish about the AMPSA, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on GHV or, except to the extent included in analysts' coverage reports of Ardagh Group, AMPSA. If no securities or industry analysts commence coverage of AMPSA as a public company, its share price and trading volume would likely be negatively impacted. If any of the analysts that cover AMPSA make an unfavorable recommendation regarding AMPSA Shares, or provide more favorable relative recommendations regarding AMPSA's competitors, the price of AMPSA Shares would likely decline. If in the future any analyst ceases coverage of AMPSA or fails to regularly publish reports regarding AMPSA, it could lose visibility in the financial markets, which could cause its share price to decline.

AMPSA and GHV will be subject to business uncertainties and contractual restrictions while the Merger is pending.

        Uncertainty about the effects of the Merger on AMPSA's business, management team, employees, or third parties may have an adverse effect on AMPSA and GHV. These uncertainties may impair AMPSA's ability to retain and motivate key personnel and could cause third parties that deal with AMPSA to defer entering into contracts or making other decisions or seek to change existing business relationships. If key team members depart because of uncertainty about their future roles and the potential complexities of the Merger, AMPSA's business could be harmed.

Risks Related to Investment in a Luxembourg Company and AMPSA's Status as a Foreign Private Issuer

As a foreign private issuer, AMPSA will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies are required to disclose. This may limit the information available to holders of AMPSA Shares. Conversely, if AMPSA loses its foreign private issuer status in the future, this could result in significant additional costs and expenses.

        AMPSA will qualify as a "foreign private issuer," as defined in the SEC's rules and regulations, and, consequently, will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, AMPSA will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, AMPSA's officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of AMPSA's securities, such that any such sales will not be required to be disclosed as promptly as they would need to be disclosed if AMPSA was a public company organized within the United States. Accordingly, once such sales are eventually disclosed, the price of AMPSA Shares may decline significantly. Moreover, AMPSA will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies are. AMPSA will also not be subject to Regulation FD under the Exchange Act, which would prohibit AMPSA from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning AMPSA than there is for U.S. public companies.

        As a foreign private issuer, AMPSA will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31, and furnish reports on Form 6-K relating to certain material events promptly after AMPSA publicly announces these events. However, because of the exemptions for foreign private issuers, which AMPSA intends to rely on, AMPSA Shareholders may not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

        In the future, AMPSA could lose its foreign private issuer status if a majority of its shares are held by residents in the United States and it fails to meet any one of the additional "business contacts" requirements. Although AMPSA intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, AMPSA's loss of foreign private issuer status would make compliance with these provisions mandatory. The regulatory and compliance costs to AMPSA if it is deemed to be a U.S. domestic issuer may be significantly higher than if it retains its foreign private issuer status. If AMPSA is not a foreign private issuer, AMPSA will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, AMPSA would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

Additionally, AMPSA would be required to change its basis of accounting from IFRS as issued by the International Accounting Standards Boards ("IASB") to U.S. GAAP, which may be difficult and costly for it to comply with. If AMPSA loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, AMPSA may have to de-list from NYSE and could be subject to investigation by the SEC, NYSE and other regulators, among other potentially materially adverse consequences.

AMPSA will qualify for and will rely on exemptions from certain corporate governance requirements.

        AMPSA will be exempt from certain corporate governance requirements of NYSE by virtue of being a "foreign private issuer" and a "controlled company." Although AMPSA's foreign private issuer status exempts it from most of NYSE's corporate governance requirements, AMPSA intends to voluntarily comply with these requirements, except those from which AMPSA would be exempt by virtue of being a "controlled company." Following the consummation of the Merger, Ardagh Group will continue to control, directly or indirectly, a majority of the voting power of AMPSA's issued and outstanding shares and thus AMPSA would be a controlled company within the meaning of NYSE corporate governance standards, entitled to certain limited corporate governance exemptions. Under these NYSE standards, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

        Following the consummation of the Merger, AMPSA will be a controlled company, and AMPSA intends to utilize these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors. In addition, although AMPSA will have adopted charters for its audit, compensation and nominating and governance committees, its compensation and nominating and governance committees are not expected to be composed of independent directors.

        As a result of the foregoing exemptions, AMPSA can cease voluntary compliance with NYSE's corporate governance requirements at any time, and you may not have the same protections afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

AMPSA is organized under the laws of Luxembourg and a substantial amount of its assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring actions against AMPSA or its directors and officers in the United States.

        AMPSA is organized under the laws of Luxembourg. In addition, a substantial amount of its assets are located outside the United States. Furthermore, many of AMPSA's directors and officers, as well as certain other persons named herein, reside outside the United States, and will continue to reside outside the United States. As a result, although AMPSA has appointed an agent for service of process in the United States, investors may not be able to effect service of process within the United States upon AMPSA or these persons or enforce judgments obtained against AMPSA or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against AMPSA or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

        Any judgments obtained in any U.S. federal or state court against AMPSA may have to be enforced in the courts of Luxembourg or other EU member states. As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this proxy statement/prospectus (which may change):

  •
  the judgment of the U.S. court is final and enforceable (exécutoire) in the United States and has not been enforced in the United States;

  •
  the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law and local law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

  •
  the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and other conditions for a fair trial have been complied with taking into account all facts and circumstances whether occurring before, during or after trial or issue and delivery of the judgement, and the judgment has not been obtained by reason of fraud;

  •
  the U.S. court applied the substantive laws as designated by the Luxembourg conflict of law rules;

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  the U.S. judgment does not contravene international public policy (ordre public) or order, both substantive and procedural, as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature; and

  •
  the absence of contradiction between such judgment and an already issued judgment of a Luxembourg court.

        In addition, actions brought in a Luxembourg court against AMPSA, the members of its board of directors, its officers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against AMPSA, the members of its board of directors, its officers, or the experts named herein. In addition, even if a judgment against AMPSA, the non-U.S. members of its board of directors, its officers, or the experts named in this proxy statement/prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

        The directors and officers of AMPSA have entered into, or will enter into, indemnification agreements with AMPSA. Under such agreements, the directors and officers will be entitled to indemnification from AMPSA to the fullest extent permitted by Luxemburg law against liability and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings. Luxembourg law and AMPSA's Articles permit AMPSA to indemnify directors against any expenses, judgments, fines and amounts paid in connection with liability of a director towards AMPSA or a third party for management errors, i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by AMPSA, except in connection with criminal offenses, gross negligence, fraud or dishonesty. The rights to and obligations of indemnification among or between AMPSA and any of its current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons' capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against AMPSA's assets in Luxembourg.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer AMPSA's shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

        As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, AMPSA is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to AMPSA in accordance with and subject to such European Union regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against AMPSA. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer AMPSA's shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

AMPSA's Articles include compulsory share transfer provisions that may not provide AMPSA minority shareholders with the same benefits as they would have as stockholders of a Delaware corporation.

        AMPSA has included in its Articles provisions that give the holder of 75% of the number of its outstanding shares the right to acquire AMPSA's outstanding shares held by all other holders at such time for a purchase price payable in cash that is equal to the fair market value of such shares, as determined by an independent investment banking firm of international reputation in accordance with the procedures contained in AMPSA's Articles. Upon completion of the Business Combination, AGSA will own approximately 80% of the outstanding AMPSA Shares. AMPSA's Articles include a dispute resolution provision permitting holders of at least 10% of the shares of the Company held by AMPSA's minority shareholders at that time to dispute the purchase price proposed by the acquiring shareholder. It is uncertain whether AMPSA's minority shareholders will be able to coordinate with each other in a manner that will enable them to take full advantage of these provisions. There can be no assurance that these provisions would result in a price as favorable to AMPSA's minority shareholders as they would receive as stockholders of a corporation subject to Delaware law and appraisal rights.

The rights of AMPSA Shareholders may differ from the rights they would have as shareholders of a U.S. corporation and consequently AMPSA Shareholders may have more difficulty protecting their interests.

        AMPSA's corporate affairs are governed by its Articles and Luxembourg law, including the Luxembourg law of 10 August 1915, on commercial companies, as amended. The rights of AMPSA's shareholders and the responsibilities of its directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States.

        In the performance of its duties, the board of directors is required to act as a collegiate body in the interest of AMPSA. It is possible that AMPSA may have interests that are different from interests of the shareholders. If any member of AMPSA's board of directors has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of AMPSA, Luxembourg Law provides that such director will not be entitled to participate in deliberations on and exercise his vote with respect to the approval of such transaction. If the financial interest of such a member of the board of directors does not conflict with the interests of AMPSA, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction.

        Further, under Luxembourg law, there may be less publicly available information about AMPSA than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, AMPSA's shareholders may have more difficulty in protecting their interests in connection with actions taken by its directors and officers or its principal shareholders than they would as shareholders of a corporation incorporated in the United States.

        Neither AMPSA's Articles nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, AMPSA's shareholders may have more difficulty protecting their interests in the event that any extraordinary corporate transactions were to occur than they would as shareholders of a U.S. issuer.

        AMPSA anticipates that all of its shareholder meetings will take place in Luxembourg. Shareholders may vote by proxy or in person at any general meeting.

Risks Relating to GHV and the Merger

The Initial Stockholders have agreed to vote in favor of the Merger Proposal described in this proxy statement/prospectus, regardless of how the Public Stockholders vote.

        Unlike some other special purpose acquisition companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the holders of public stock in connection with an initial business combination, the Initial Stockholders have agreed to vote any shares of GHV Common Stock owned by them in favor of the Merger Proposal. As of the date hereof, the Initial Stockholders own shares equal to 20% of our issued and outstanding shares of GHV Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the Merger Proposal than would be the case if the Initial Stockholders agreed to vote any shares of GHV Common Stock owned by them in accordance with the majority of the votes cast by the Public Stockholders.

The GHV Sponsor, certain members of the GHV Board and GHV's officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Merger Proposal and approval of the other proposals described in this proxy statement/prospectus.

        In considering the recommendation of the GHV Board to vote for the proposals presented at the Special Meeting, including the Merger Proposal, you should be aware that aside from their interests as stockholders, the Sponsor and certain members of the GHV Board and officers have interests in the Business Combination that are different from, or in addition to, the interests of our stockholders generally. The GHV Board is aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to GHV's stockholders that they vote in favor of the proposals presented at the Special Meeting, including the Merger Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Merger Proposal. These interests include, among other things:

  •
  the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

  •
  the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the Merger Effective Time (based on per share price of $10), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

  •
  the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

  •
  if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

  •
  the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

  •
  the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

  •
  that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

  •
  the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
  •
  the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

  •
  that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

  •
  the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

        The personal and financial interests of GHV's officers and directors may have influenced their motivation in identifying and selecting AMPSA, completing a business combination with AMPSA and may influence their operation of AMPSA following the Merger. This risk may become more acute as the deadline of August 10, 2022 for completing an initial business combination nears.

The GHV Sponsor, AGSA, and each of their respective affiliates and their respective directors or officers may elect to purchase shares from Public Stockholders, which may influence a vote on the Merger Proposal and the other proposals described in this proxy statement and reduce the public "float" of the GHV Class A Common Stock (or, following the Closing, the AMPSA Shares).

        The GHV Sponsor, AGSA, and each of their respective affiliates and their respective directors or officers may purchase shares in privately negotiated transactions or in the open market either prior to the completion of the Merger, although they are under no obligation to do so. A purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Merger Proposal and thereby increase the likelihood of obtaining stockholder approval of the Merger Proposal. This may result in the completion of the Merger that may not otherwise have been possible.

        In addition, if such purchases are made, the public "float" of the GHV Class A Common Stock (prior to the Closing) or the AMPSA Shares (following the Closing), and the number of beneficial holders of GHV's securities (prior to the Closing) or of the AMPSA Shares (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on Nasdaq or NYSE or reducing the liquidity of the trading market for such securities.

The GHV stockholders will experience substantial dilution as a consequence of the Merger. Having a minority share position will significantly reduce the influence that GHV's current stockholders have on the management of AMPSA relative to the current GHV stockholders' influence on the management of GHV.

        It is anticipated, upon completion of the Merger, and assuming that no shares are elected to be redeemed: (i) the Public Stockholders (other than the Subscribers) will retain an ownership interest of approximately 8.6% in AMPSA following the consummation of the Merger; (ii) the Subscribers will own approximately 9.9% of AMPSA (such that Public Stockholders, including Subscribers, will own approximately 18.5% of AMPSA); (iii) the Initial Stockholders (including our Sponsor) will own approximately 1.6% of AMPSA; and (iv) AGSA will own approximately 79.9% of AMPSA.

GHV has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that GHV will be unable to continue as a going concern if GHV does not consummate an initial business combination by August 10, 2022. If GHV is unable to effect an initial business combination by August 10, 2022, GHV will be forced to liquidate and the GHV Warrants will expire worthless.

        GHV is a special purpose acquisition company, and as GHV has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that GHV will be unable to continue as a going concern if GHV does not consummate an initial business combination by August 10, 2022. Unless GHV amends its current certificate of incorporation to extend the life of GHV and certain other agreements into which GHV has entered, if GHV does not complete an initial business combination by August 10, 2022, GHV will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest not previously released to the GHV to fund its working capital requirements plus Regulatory Withdrawals and/or its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of GHV's remaining stockholders and the GHV Board, dissolve and liquidate, subject in each case to GHV's obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per GHV Unit in the IPO. In addition, if GHV fails to complete an initial business combination by August 10, 2022, there will be no redemption rights or liquidating distributions with respect to the Public Warrants or the Private Placement Warrants, which will expire worthless. GHV expects to consummate the Merger and does not intend to take any action to extend the life of GHV beyond August 10, 2022 if GHV is unable to effect an initial business combination by that date.

The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel, including AMPSA's key personnel whom GHV expects to stay with AMPSA following the Business Combination. The loss of key personnel could negatively impact the operations and profitability of AMPSA and its financial condition could suffer as a result.

        The ability to successfully effect the Business Combination is dependent upon the efforts of key personnel of GHV, AMPSA and AGSA. It is possible that any of GHV, AMPSA or AGSA will lose some key personnel, the loss of which could negatively impact the ability to successfully effect the Business Combination. GHV anticipates that some or all of the management of AMPSA will remain in place following the Merger.

        AMPSA's success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of AMPSA's officers could have a material adverse effect on AMPSA's business, financial condition, or operating results. AMPSA does not maintain key-man life insurance on any of its officers. The services of such personnel may not continue to be available to AMPSA.

GHV may waive one or more of the conditions to the Merger.

        GHV may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Merger, to the extent permitted by GHV's current certificate of incorporation and bylaws and applicable laws. However, if the GHV Board determines that a failure to satisfy the condition is not material, then the GHV Board may elect to waive that condition and close the Merger. GHV may not waive the condition that GHV's stockholders adopt the Business Combination Agreement and approve the Merger. Please see the section entitled "The Business Combination Agreement—Conditions to Closing the Merger" for additional information.

The exercise of discretion by GHV's directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of GHV's stockholders.

        In the period leading up to the closing of the Merger, other events may occur that, pursuant to the Business Combination Agreement, would require GHV to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that GHV is entitled to under those agreements. Such events could arise because of changes in the course of AMPSA's business, a request by AMPSA to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on AMPSA's business and would entitle GHV to terminate the Business Combination Agreement. In any of such circumstances, it would be in the discretion of the Company, acting through the GHV Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for GHV and its stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, GHV does not believe there will be any changes or waivers that GHV's directors and officers would be likely to make after stockholder approval of the Merger has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination Agreement that would have a material impact on the stockholders, GHV will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of GHV's stockholders with respect to the Merger Proposal.

GHV and AMPSA will incur significant transaction and transition costs in connection with the Business Combination.

        GHV and AMPSA have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Merger. If the Merger fails to be consummated, all expenses incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the party incurring such fees and expenses. If the Merger is consummated, AMPSA will pay all such costs and expenses, whether incurred by GHV or Ardagh Group, subject to a $50 million cap on GHV's expenses.

        GHV's transaction expenses as a result of the Business Combination are currently estimated at approximately $45,000,000, including $18,375,000 in deferred underwriting commissions to the underwriters of our IPO. The amount of the deferred underwriting commissions will not be adjusted for any shares that are redeemed in connection with an initial business combination. The per-share amount GHV will distribute to stockholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commissions and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect GHV's obligation to pay the deferred underwriting commissions.

If GHV is unable to complete an initial business combination, GHV's Public Stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against GHV that the GHV Sponsor is unable to indemnify), and the GHV warrants will expire worthless.

        If GHV is unable to complete an initial business combination by August 10, 2022, GHV's Public Stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third-party brings a claim against GHV that the GHV Sponsor is unable to indemnify (as described herein)) and the GHV Warrants will expire worthless.

If third parties bring claims against GHV, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

        GHV's placing of funds in the Trust Account may not protect those funds from third-party claims against GHV. Although GHV will seek to have all vendors, service providers (other than GHV's independent auditors), prospective target businesses or other entities with which GHV does business execute agreements with GHV waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against GHV's assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, GHV's management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party's engagement would be significantly more beneficial to GHV than any alternative.

        Examples of possible instances where GHV may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with GHV and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if GHV is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with GHV's initial business combination, GHV will be required to provide for payment of claims of creditors that were not waived that may be brought against GHV within the ten years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

        The GHV Sponsor has agreed that it will be liable to GHV if and to the extent any claims by a vendor (other than GHV's independent public accountants) for services rendered or products sold to GHV, or a prospective target business with which GHV has entered into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. GHV has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor's only assets are securities of GHV. GHV has not asked the Sponsor to reserve for such indemnification obligations. Therefore, GHV cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, GHV may not be able to complete the Merger, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of GHV's officers will indemnify GHV for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

GHV's directors may decide not to enforce the indemnification obligations of GHV's Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

        In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share or (ii) other than due to the failure to obtain a waiver to seek access to the Trust Account, such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to fund GHV's working capital requirements, Regulatory Withdrawals and/or to pay GHV's franchise and income tax obligations (less up to $100,000 of such net interest to pay dissolution expenses), and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, GHV's independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While GHV currently expects that its independent directors would take legal action on GHV's behalf against the Sponsor to enforce its indemnification obligations to GHV, it is possible that GHV's independent directors in exercising their business judgment may choose not to do so if, for example the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine a favorable outcome is unlikely. If GHV's independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, GHV files a bankruptcy petition or an involuntary bankruptcy petition is filed against GHV that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of GHV's stockholders and the per-share amount that would otherwise be received by GHV's stockholders in connection with GHV's liquidation may be reduced.

        If, before distributing the proceeds in the Trust Account to the Public Stockholders, GHV files a bankruptcy petition or an involuntary bankruptcy petition is filed against GHV that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in GHV's bankruptcy estate and subject to the claims of third parties with priority over the claims of GHV's stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by GHV's stockholders in connection with our liquidation may be reduced.

GHV has no operating or financial history and its results of operations and those of AMPSA may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

        GHV is a special purpose acquisition vehicle and GHV has no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for AMPSA. The unaudited pro forma condensed combined statement of operations of AMPSA combines the historical audited results of operations of GHV for the period from June 25, 2020 (inception) to December 31, 2020, with the historical audited results of operations of AMPSA for the fiscal year ended December 31, 2020, respectively, and gives pro forma effect to the Business Combination as if it had been consummated on the fiscal year ended December 31, 2020. The unaudited pro forma condensed combined balance sheet of AMPSA combines the historical balance sheets of GHV as of the fiscal year ended December 31, 2020 and of AMPSA as of the fiscal year ended December 31, 2020 and gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2020.

        The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of AMPSA. Accordingly, AMPSA's business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of AMPSA's income or other tax returns could adversely affect AMPSA's financial condition and results of operations.

        AMPSA will be subject to income taxes in the Grand Duchy of Luxembourg and other jurisdictions, and AMPSA's tax liabilities will be subject to the allocation of expenses in differing jurisdictions. AMPSA's future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

  •
  changes in the valuation of AMPSA's deferred tax assets and liabilities;

  •
  expected timing and amount of the release of any tax valuation allowances;

  •
  tax effects of stock-based compensation;

  •
  costs related to intercompany restructurings;

  •
  changes in tax laws, regulations or interpretations thereof; or

  •
  lower than anticipated future earnings in jurisdictions where AMPSA has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where AMPSA has higher statutory tax rates.

        In addition, AMPSA may be subject to audits of AMPSA's income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on AMPSA's financial condition and results of operations.

If the Business Combination's benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of GHV's or AMPSA's securities may decline.

        If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of GHV's securities prior to the closing of the Merger may decline. The market values of GHV's securities at the time of the Merger may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which GHV's stockholders vote on the Merger Proposal.

        In addition, following the Merger, fluctuations in the price of AMPSA's securities could contribute to the loss of all or part of your investment. Immediately prior to the Merger, there has not been a public market for AMPSA's stock and trading in the shares of the GHV Class A Common Stock has not been active. Accordingly, the valuation ascribed to AMPSA and the GHV Class A Common Stock in the Business Combination may not be indicative of the price of AMPSA that will prevail in the trading market following the Merger. If an active market for AMPSA's securities develops and continues, the trading price of AMPSA's securities following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond GHV's control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of AMPSA's securities may not recover and may experience a further decline.

        Factors affecting the trading price of AMPSA's securities following the Merger may include:

  •
  actual or anticipated fluctuations in AMPSA's quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

  •
  changes in the market's expectations about AMPSA's operating results;

  •
  the public's reaction to AMPSA's press releases, our other public announcements and AMPSA's filings with the SEC;

  •
  speculation in the press or investment community;

  •
  success of competitors;

  •
  AMPSA's operating results failing to meet the expectation of securities analysts or investors in a particular period;

  •
  changes in financial estimates and recommendations by securities analysts concerning AMPSA or the market in general;

  •
  operating and stock price performance of other companies that investors deem comparable to AMPSA;

  •
  AMPSA's ability to market new and enhanced products on a timely basis;

  •
  changes in laws and regulations affecting AMPSA's business;

  •
  commencement of, or involvement in, litigation involving AMPSA;

  •
  changes in AMPSA's capital structure, such as future issuances of securities or the incurrence of additional debt;

  •
  the volume of shares of the GHV Class A Common Stock available for public sale;

  •
  any major change in AMPSA's board or management;

  •
  sales of substantial amounts of GHV Common Stock by GHV's directors, officers or significant stockholders or the perception that such sales could occur;

  •
  the realization of any of the risk factors presented in this proxy statement;

  •
  additions or departures of key personnel;

  •
  failure to comply with the requirements of NYSE;

  •
  failure to comply with SOX or other laws or regulations;

  •
  actual, potential or perceived control, accounting or reporting problems;

  •
  changes in accounting principles, policies and guidelines; and

  •
  general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and health epidemics and pandemics (including the ongoing COVID-19 public health emergency), acts of war or terrorism.

        Broad market and industry factors may materially harm the market price of AMPSA's securities irrespective of its operating performance. The stock market in general and NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of AMPSA's securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to AMPSA could depress AMPSA's stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of AMPSA's securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

        In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the attention and resources of GHV and AMPSA management, and could also require GHV to make substantial payments to satisfy judgments or to settle litigation.

Past performance by The Gores Group, including its management team, may not be indicative of future performance of an investment in GHV or AMPSA.

        Past performance by The Gores Group and by its management team, including with respect to Gores Holdings, Inc., a Delaware corporation ("Gores Holdings I"), Gores Holdings II, Inc., a Delaware corporation ("Gores Holdings II"), Gores Holdings III, Inc., a Delaware corporation ("Gores Holdings III"), Gores Holdings IV, Inc., a Delaware corporation ("Gores Holdings IV"), Gores Metropoulos, Inc., a Delaware corporation ("Gores Metropoulos") and Gores Holdings VI, Inc., a Delaware corporation ("Gores Holdings VI"), is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of The Gores Group or its management team's, Gores Holdings I's, Gores Holdings II's, Gores Holdings III's, Gores Holdings IV's, Gores Holdings VI's or Gores Metropoulos' performance as indicative of the future performance of an investment in GHV or AMPSA or the returns GHV or AMPSA will, or is likely to, generate going forward.

GHV's stockholders may be held liable for claims by third parties against GHV to the extent of distributions received by them upon redemption of their shares.

        Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to GHV's Public Stockholders upon the redemption of the Public Shares in the event GHV does not complete an initial business combination by August 10, 2022 may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is GHV's intention to redeem the Public Shares as soon as reasonably possible following August 10, 2022 in the event GHV does not complete an initial business combination and, therefore, GHV does not intend to comply with the foregoing procedures.

        Because GHV will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires GHV to adopt a plan, based on facts known to GHV at such time that will provide for GHV's payment of all existing and pending claims or claims that may be potentially brought against GHV within the ten years following GHV's dissolution. However, because GHV is a special purpose acquisition company, rather than an operating company, and GHV's operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from GHV's vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If GHV's plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. GHV cannot assure you that it will properly assess all claims that may be potentially brought against GHV. As such, GHV's stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of GHV's stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event GHV does not complete an initial business combination by August 10, 2022 is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

Risks Related to the Redemption

GHV does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for GHV to complete a business combination with which a substantial majority of GHV's stockholders do not agree.

        GHV's current certificate of incorporation does not provide a specified maximum redemption threshold, except that GHV will not redeem its Public Shares in an amount that would result in GHV's failure to have net tangible assets in excess of $5,000,000 (such that GHV is not subject to the SEC's "penny stock" rules). In addition, the Business Combination Agreement provides for the Minimum Cash Closing Conditions. As a result, GHV may be able to complete the Merger even though a substantial portion of its Public Stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to GHV's

Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by GHV or the persons described above have been entered into with any such investor or holder. GHV will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Merger Proposal or other proposals (as described in this proxy statement) at the Special Meeting.

If you or a "group" of stockholders of which you are a part are deemed to hold an aggregate of more than 20% of the GHV Class A Common Stock issued in the IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of the GHV Class A Common Stock issued in the IPO.

        A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the shares of GHV Class A Common Stock included in the GHV Units sold in the IPO. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, GHV will require each Public Stockholder seeking to exercise redemption rights to certify to GHV whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to GHV at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which GHV makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over GHV's ability to consummate the Merger and you could suffer a material loss on your investment in GHV if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if GHV consummates the Merger. As a result, you will continue to hold that number of shares aggregating to more than 20% of the shares sold in the IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. GHV cannot assure you that the value of such excess shares will appreciate over time following the Merger or that the market price of the GHV Class A Common Stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge GHV's determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

        However, GHV's stockholders' ability to vote all of their shares (including such excess shares) for or against the Merger Proposal is not restricted by this limitation on redemption.

There is no guarantee that a stockholder's decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

        GHV can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Merger or any alternative business combination. Certain events following the consummation of any initial business combination, including the Merger, may cause an increase in GHV's share price, and may result in a lower value realized now than a stockholder of GHV might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder's own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of GHV who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement, they will not be entitled to redeem their shares of the GHV Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

        Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to GHV's transfer agent or deliver their shares to the transfer agent electronically through the DWAC system at least two business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder's broker and/or clearing broker, DTC and GHV's transfer agent will need to act to facilitate this request. It is GHV's understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because GHV does not have any control over this process or over the brokers, which it refers to as "DTC," it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

        Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less Regulatory Withdrawals and franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Merger. Please see the section entitled "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders—Redemption Rights" for additional information on how to exercise your redemption rights.

If a stockholder fails to receive notice of GHV's offer to redeem the Public Shares in connection with the Merger, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

        If, despite GHV's compliance with the proxy rules, a stockholder fails to receive GHV's proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that GHV is furnishing to holders of the Public Shares in connection with the Merger describes the various procedures that must be complied with in order to validly redeem Public Shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

Risks Related to U.S. Tax

There may be tax consequences of the Merger that may adversely affect holders of GHV Common Stock or GHV Warrants.

        Although the matter is not free from doubt, the exchange of GHV Common Stock for AMPSA Shares pursuant to the Merger generally is expected to qualify as a tax-free exchange for U.S. federal income tax purposes and AMPSA expects to receive the Tax Opinion to that effect. To the extent the Merger does not so qualify, then a GHV stockholder that is a U.S. holder would generally recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the AMPSA Shares (and, if such U.S. holder is also surrendering GHV Warrants, AMPSA Warrants) received over (ii) such U.S. holder's adjusted tax basis in such GHV Common Stock (and GHV Warrants, if any). In addition, while not free from doubt, GHV and AMPSA intend to report the exchange of GHV Warrants for AMPSA Warrants as not qualifying as part of a "reorganization" within the meaning of Section 368 of the Code. If such exchange does not qualify as part of such a reorganization, then a U.S. holder of GHV Warrants could be required to recognize gain in respect of the exchange. See the section titled "Material U.S. Federal Income Tax Considerations."

The IRS may not agree that AMPSA (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a "surrogate foreign corporation" for U.S. federal income tax purposes.

        A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, AMPSA, which is incorporated under the laws of Luxembourg, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If AMPSA were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders could be subject to U.S. withholding tax. In addition, even if AMPSA is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a "surrogate foreign corporation" in the event that ownership attributable to former GHV stockholders exceeds a threshold amount. If it were determined that AMPSA is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends by AMPSA would not qualify for "qualified dividend income" treatment, and U.S. affiliates of AMPSA after the completion of the Merger could be subject to increased taxation under the inversion gain rules and Section 59A of the Code.

        Both GHV and AMPSA do not currently expect AMPSA to be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise be subject to unfavorable treatment as a surrogate foreign corporation for U.S. federal income tax purposes. However, the rules for determining ownership under Section 7874 must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances or adverse rule changes. In addition, the rules for determining ownership under Section 7874 are complex and unclear. For additional discussion of the U.S. federal income tax treatment of AMPSA, see the section titled "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of AMPSA."

The IRS may take the position that Section 367(a) of the Code requires a U.S. holder to recognize gain (but not loss) with respect to the exchange of GHV Common Stock for AMPSA Shares pursuant to the Merger.

        Section 367(a) of the Code generally requires a U.S. holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for nonrecognition treatment, unless certain conditions are met. It is currently expected that these conditions will be met and AMPSA does not expect Section 367(a) to apply with respect to the exchange of GHV Common Stock for AMPSA Shares by any stockholder who is not a "five-percent transferee shareholder" of AMPSA and AMPSA expects to receive the Tax Opinion to that effect. However, U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Merger is complex and depends on factors that cannot be determined until the closing of the Merger and the interpretation of legal authorities and facts relating to the Business Combination. U.S. holders should consult with their own tax advisors regarding the potential application of Section 367(a) of the Code in their particular situation. For additional discussion of material U.S. federal income tax considerations of the Merger, see the section titled "Material U.S. Federal Income Tax Considerations."

If AMPSA were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of AMPSA Shares or AMPSA Warrants could be subject to adverse U.S. federal income tax consequences.

        If AMPSA is or becomes a "passive foreign investment company," or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds AMPSA Shares or

AMPSA Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. PFIC status depends on the composition of a company's income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of AMPSA's income and assets, including goodwill, AMPSA is not expected to be a PFIC for U.S. federal income tax purposes in 2021 or in the foreseeable future. There can be no assurance that AMPSA will not be treated as a PFIC for any taxable year.

        If AMPSA were treated as a PFIC, a U.S. holder of AMPSA Shares or AMPSA Warrants may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. A mark-to-market election may be available to U.S. holders of AMPSA Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. holders will not be able to make similar elections with respect to the AMPSA Warrants. See "Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules."

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

        The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Description of the Business Combination

        On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby.

        For more information about the Business Combination, please see the sections entitled "The Business Combination" and "The Business Combination Agreement."

Accounting Treatment of the Business Combination

        As the first step within the Business Combination, AGSA will undertake the Pre-Closing Restructuring which will be accounted for as a capital reorganization whereby AGSA will effect a series of transactions that will result in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions are accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA does not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA will continue to be a wholly owned subsidiary of AGSA.

        The capital reorganization will be followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction will be accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominantly of cash in the Trust Account. Under this method of accounting, GHV will be treated as the "acquired" company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business will comprise the ongoing operations of AMPSA; (ii) senior management will comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA will have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

        In accordance with IFRS 2, the difference in the fair value of the consideration, i.e. shares and warrants issued by AMPSA, for the acquisition of GHV over the fair value of the identifiable net assets of GHV will represent a service for listing of AMPSA and be accounted for as a share-based payment expense. The consideration for the acquisition of GHV was determined using the closing price of GHV´s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols "GRSV" and "GRSVW" as of March 3, 2021.

Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined statement of financial position as of December 31, 2020, gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020, give pro forma effect to the Business Combination as if it had occurred as of January 1, 2020. This information should be read in conjunction with the AMP Business's audited combined financial statements and GHV's audited financial statements, respectively, and related notes, "AMPSA Management's Discussion and Analysis of Financial Condition and Results of Operation," "GHV's Management's Discussion and Analysis of Financial Condition and Results of Operation," "Selected Historical Combined Financial and Other Data of the AMP Business," "Selected Historical Financial Data of GHV," "The Business Combination," and other financial information included elsewhere in this proxy statement/prospectus.

        The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 has been prepared using the following:

  •
  AMP Business's historical audited combined statement of financial position as of December 31, 2020, as included elsewhere in this proxy statement/prospectus; and

  •
  GHV's historical audited balance sheet as of December 31, 2020, as included elsewhere in this proxy statement/prospectus.

        The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020 has been prepared using the following:

  •
  AMP Business's historical audited combined income statement for the twelve months ended December 31, 2020, as included elsewhere in this proxy statement/prospectus; and

  •
  GHV's historical audited statement of operations for the period from June 25, 2020 (inception) to December 31, 2020, as included elsewhere in this proxy statement/prospectus.

        The unaudited pro forma condensed combined financial information has been prepared, assuming two redemption scenarios as follows:

  •
  No Redemptions:  This presentation provides that no shares of GHV Class A Common Stock are redeemed by the Public Stockholders in connection with the Merger.

  •
  Maximum Redemptions:  This presentation provides that 52,000,019 shares of GHV Class A Common Stock are redeemed for a per share redemption price of $10.00 and an aggregate redemption payment of $520,020,565. This redemption price assumes $525,020,571 in the GHV Trust Account (as of December 31, 2020), divided by all 52,500,000 shares of Class A Common Stock, but takes into account GHV's obligation not to redeem shares in an amount that would result in GHV's failure to have net tangible assets exceeding $5,000,000. Because the GHV Sponsor Backstop is a commitment to subscribe for up to 9.5 million AMPSA Shares at a price per share of $10.00, this presentation reflects the possibility that, subject to GHV retaining net tangible assets with a value exceeding $5,000,000, all of the outstanding shares of GHV Class A Common Stock are redeemed.

        The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the AMPSA's actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of AMPSA following the Business Combination. The unaudited pro forma adjustments are based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used, including in respect of the matters further described in notes 14 and 15, to present the unaudited pro forma condensed combined financial information. Actual amounts as of the date of the consummation of the Business Combination might differ from the pro forma amounts presented below in the unaudited pro forma condensed statement of financial position below as of December 31, 2020, primarily as a result of 1) the timing of our investment in working capital which typically peak in the first quarter as a result of the seasonal demand pattern of beverage consumption, which generally peaks during the late spring and summer months and in the period prior to the winter holiday season, and 2) the timing of cash outflows in respect of capital expenditures including in relation to the announced business growth investment program.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
As of December 31, 2020

	AMP Business Historical	GHV Historical US-GAAP(1)	IFRS Conversion and Reclassification Adjustments(2)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	(in $ 'm)	(in $ 'm)	(in $ 'm)	(in $ 'm)		(in $ 'm)	(in $ 'm)		(in $ 'm)
Balance sheet
Non-current assets
Intangible assets	1,884	—	—	—		1,884	—		1,884
Property, plant and equipment	1,232	—	—	—		1,232	—		1,232
Derivative financial instruments	9	—	—	—		9	—		9
Deferred tax assets	88	—	—	—		88	—		88
Other non-current assets	4	—	525	(525)	(8)	4	—		4
Investments and cash held in Trust Account	—	525	(525)	—		—	—		—

	3,217	525	—	(525)		3,217	—		3,217

Current assets
Inventories	250	—	—	—		250	—		250
Trade and other receivables	368	—	—	—		368	—		368
Prepaid assets	—	—	—	—		—	—		—
Contract asset	139	—	—	—		139	—		139
Derivative financial instruments	23	—	—	—		23	—		23
Cash and cash equivalents	257	1	—	2,775	(4)	—	—		—
	—	—	—	(2,315)	(5)	—	—		—
	—	—	—	(16)	(7)	—	—		—
	—	—	—	525	(8)	—	(520)	(16)	—
	—	—	—	600	(10)	—	95	(17)	—
	—	—	—	(1,085)	(11)	—	385	(18)	—
	—	—	—	(77)	(12)	—	—		—
	—	—	—	(18)	(13)	647	—		607

	1,037	1	—	389		1,427	(40)		1,387

TOTAL ASSETS	4,254	526	—	(136)		4,644	(40)		4,604

	AMP Business Historical	GHV Historical US-GAAP(1)		IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	(in $ 'm)	(in $ 'm)		(in $ 'm)		(in $ 'm)		(in $ 'm)	(in $ 'm)		(in $ 'm)
Equity attributable to owners of the parent
APMSA
Issued capital	—	—		—		6	(5)	—	—	(18)	—
	—	—		—		—	(9)	—	—	(16)	—
	—	—		—		1	(10)	—	—	(17)	—
	—	—		—		—	(14)	7	—		7
Share premium	—	—		—		4,844	(5)	—	385	(18)	—
	—	—		—		507	(9)	—	(520)	(16)	—
	—	—		—		599	(10)	—	95	(17)	—
	—	—		—		116	(15)	6,066	—		6,026
Other reserves	—	—		—		2,030	(5)	—	—		—
	—	—		—		48	(6)		—
	—	—		—		(7,590)	(5)		—
	—	—		—		(280)	(14)		—
						30	(15)	(5,762)	(7)	(19)	(5,769)
Accumulated deficit	—	—		—		(16)	(7)	—	—		—
	—	—		—		(77)	(12)	—	—		—
	—	—		—		(146)	(15)	(239)	7	(19)	(232)
AMP Business
Invested capital attributable to the AMP Business	48	—		—		(48)	(6)	—	—		—
GHV—Stockholders´ equity:	—	—		—		—		—	—		—
Preferred stock	—	—	(1a)	—		—	(9)	—	—		—
Class A Common Stock	—	—	(1b)	—		—	(9)	—	—		—
Class F Common Stock	—	—	(1c)	—		—	(9)	—	—		—
Additional paid-in-capital	—	6		—		(6)	(9)	—	—		—
Accumulated deficit	—	(1)		—		1	(9)	—	—		—

TOTAL EQUITY	48	5		—		19		72	(40)		32

Commitments and Contingencies:
Class A Common Stock subject to possible redemption	—	502		(502)	(3)	—		—	—		—

	AMP Business Historical	GHV Historical US-GAAP(1)	IFRS Conversion and Reclassification Adjustments(2)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	(in $'m)	(in $'m)	(in $'m)	(in $'m)		(in $'m)	(in $'m)		(in $'m)
Non-current liabilities
Borrowings	2,793	—	502 (3)	2,775	(4)	—	—		—
	—	—	—	(2,690)	(5)	—	—		—
	—	—	—	(502)	(9)	2,878	—		2,878
Employee benefit obligations	219	—	—	—		219	—		219
Derivative financial instruments	2	—	—	—		2	—		2
Deferred tax liabilities	203	—	—	—		203	—		203
Provisions and other liabilities	20	—	—	280	(14)	300	—		300
Other non-current liabilities	—	—	18	(18)	(13)	—	—		—
Deferred underwriting compensation	—	18	(18)	—		—	—		—

	3,237	18	502	(155)		3,602	—		3,602

Current liabilities
Borrowings	42	—	—	1,085	(5)	—	(385)	(18)	—
	—	—	—	(1,085)	(11)	42	385	(18)	42
Derivative financial instruments	12	—	—	—		12	—		12
Trade and other payables	843	—	1	—		844	—		844
Accrued expenses, formation and offering costs	—	1	(1)	—		—	—		—
State franchise tax accrual	—	—	—	—		—	—		—
Income tax payable	59	—	—	—		59	—		59
Provisions	13	—	—	—		13	—		13

	969	1	—	—		970	—		970

TOTAL LIABILITIES	4,206	19	502	(155)		4,572	—		4,572

TOTAL EQUITY and LIABILITIES	4,254	526	—	(136)		4,644	(40)		4,604

  GHV Historical Presentation

1)
The historical financial information of GHV was prepared in accordance with U.S. GAAP.

1a)
Represents Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding.

1b)
Represents GHV Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized, 2,268,941 shares issued and outstanding (excluding 50,231,059 shares subject to possible redemption) at December 31, 2020.

1c)
Represents GHV Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 13,125,000 shares issued and outstanding at December 31, 2020.

IFRS Conversion and Reclassification Adjustments

2)
Reflects the reclassification adjustments to align GHV's historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP's financial statements prepared in accordance with IFRS.

3)
Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of GHV's historical mezzanine equity (Class A common stock, 50,231,059 shares at December 31, 2020 (at redemption value of $10.00 per share), subject to possible redemption) into borrowings within non-current liabilities.

Transaction Accounting Adjustments (Assuming No Redemption)

4)
Reflects the proceeds from the Notes Offering net of deferred financing fees. The proceeds of the Euro notes issued thereby have been translated to USD using the December 31, 2020 spot exchange rate of $1.227, used to prepare the combined statement of financial position.

5)
Reflects the execution of the Pre-Closing Restructuring, with AGSA receiving the following consideration: 484,956,250 shares in AMPSA with a value of $4,850 million at a price per share of $10.00, reflected in issued capital at a par value of €0.01 and the remainder in share premium, a cash payment of $2,315 million equivalent and a promissory note issued by AMPSA in the amount of $1,085 million (the "AMPSA Promissory Note"). As part of the transfer, historical related-party debt of $2,690 million with AGSA is settled, of which $2,030 million is reflected as a non-cash capital contribution, reflected in other reserves, and the remaining $660 million to be settled as part of the AMPSA Promissory Note. Following the transfers, the AMPSA Group will carry-forward the pre-combination predecessor book values of those acquired net assets and the liabilities assumed. The difference between the consideration paid for the acquired net assets and the liabilities assumed as recorded in AMPSA's consolidated financial statements is recognized in other reserves. In addition AGSA has the right to receive, upon the achievement of certain performance measures, the Earnout Shares. See footnote 14 for further details.

6)
Reflects a reclassification adjustment to align the components of invested capital in the combined financial statements of the AMP business prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A. with the presentation of the equity section within AMPSA's consolidated financial statements.

7)
Represents non-recurring costs incurred in conjunction with the Pre-Closing Restructuring.

8)
Reflects the release of cash held in the Trust Account that becomes available in connection with the Business Combination and, as a result, is classified as cash and cash equivalents.

9)
Reflects the issuance of shares in AMPSA in exchange for $502 million of GHV Class A Common Stock subject to possible redemption as well as in total $5 million of GHV's historically reported components of stockholders' equity, in total reflected as an increase within issued capital at the par value of €0.01 and the remainder being an increase in share premium.

10)
Reflects the cash proceeds from the Subscribers that have committed to participate in the Business Combination by purchasing 60 million of AMPSA Shares in a private placement for an aggregate purchase price of $600 million reflected as an increase within issued capital at the par value of €0.01 per share with the remainder being an increase in share premium.

11)
Reflects the cash settlement of the AMPSA Promissory Note referred to in footnote 5 above.

12)
Reflects the incurrence and settlement in cash of non-recurring transaction cost incurred by GHV and Ardagh and not accrued at December 31, 2020 including, but not limited to, advisory fees, legal fees, and registration fees, as those transaction costs need to be refunded to GHV and AGSA upon the consummation of the Business Combination.

13)
Reflects the cash settlement of GHV's deferred underwriting compensation incurred as part of GHV´s initial public offering on August 10, 2020, expected to be paid upon consummation of the Business Combination.

14)
As described in footnote 5 and as further detailed in "The Business Combination Agreement—Consideration to be Received in the Business Combination" and Section 3.6 of the Business Combination Agreement, Ardagh has a contingent right to receive, as a component of the AGSA Consideration, up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMPSA to AGSA subject to attainment of certain stock price hurdles over a five-year period from the 180th day following the closing of the Merger. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited condensed combined pro forma statement of financial position. A preliminary valuation assessment was performed for the purpose of determining an estimate of the financial liability using a Monte Carlo simulation using key assumptions for: volatility; risk-free rate; and beginning AMPSA share price. The preliminarily estimated valuation of the liability as of December 31, 2020 was approximately $0.28 billion with the corresponding charge being directly reflected in other reserves. An increase or decrease in volatility of 5% would result in an increase or decrease in the liability of approximately $0.05 billion.

15)
The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of GHV represents a service for listing of the AMPSA shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is preliminarily estimated to be $146 million, based on GHV market price of $10.13 per share and $1.28 per warrant as of March 3, 2021.

Transaction Accounting Adjustments (Assuming Maximum Redemption)

16)
Reflects the withdrawal of funds from the Trust Account assuming that GHV stockholders exercise their redemption rights with respect to 52,000,019 shares of GHV Class A Common Stock upon consummation of the Merger. This represents the approximate maximum number of shares that can be redeemed in compliance with GHV's current certificate of incorporation prohibiting GHV from redeeming shares of GHV Class A Common Stock in an amount that would result in GHV's failure to have net tangible assets exceeding $5,000,000. The maximum redemption would result in a reduction of $520 million in cash and cash equivalents and a corresponding reduction in issued capital at the par value per share of €0.01 with the remainder being a reduction in share premium.

17)
Reflects the cash proceeds from the Sponsor, who has committed in the Sponsor's Subscription Agreement to purchase 9.5 million AMPSA Shares in the Maximum Redemption Scenario, for an aggregate purchase price of $95 million, which is reflected as an increase within issued capital at the par value of €0.01 per share with the remainder being an increase in share premium.

18)
Reflects that $385 million of the consideration payable to AGSA at the Closing is paid by the issuance to AGSA of additional AMPSA Shares as a result of the Maximum Redemption Scenario. This amount represents the value of the additional 38.5 million of shares in AMPSA that would be issued to AGSA at $10.00 per share in settlement of the promissory note, with a corresponding increase in issued capital at the par value per share of €0.01 and the remainder being an increase in share premium.

19)
This adjustment reflects the impact of the Maximum Redemption Scenario on the preliminarily estimated IFRS 2 charge described in footnote 15. The adjustment reflects the reduction in the number of shares in AMPSA to be issued in consideration for the net assets of GHV. The adjustment to the GHV net asset value reflects the reduction in the Trust Account. The combined effect is an approximate $7 million reduction to $139 million, in the non-cash and non-recurring preliminarily estimated expense as compared to the No Redemption Scenario.

 PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020

	AMP Business Historical		GHV Historical US- GAAP(B)	IFRS Conversion and Reclassification Adjustments(C)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	(in $'m)		(in $'m)	(in $'m)	(in $'m)		(in $'m)	(in $'m)		(in $'m)
Revenue	3,451		—	—	—		3,451	—		3,451
Cost of sales	(2,896)		—	—	—		(2,896)	—		(2,896)

Gross profit	555		—	—	—		555	—		555
Sales, general and administration expenses	(176)		—	(1)	—		(177)	—		(177)
Professional fees and other expenses	—		(1)	1	—		—	—		—
State franchise taxes, other than income tax	—		—	—	—		—	—		—
Intangible amortization	(149)		—	—	—		(149)	—		(149)
Exceptional operating items	(20	)(A)	—	—	(16	)(D)	—	—		—
	—		—	—	(77	)(E)	—	—		—
	—		—	—	(146	)(F)	(259)	7	(F)	(252)

Operating profit/(loss)	210		(1)	—	(239)		(30)	7		(23)
Net finance expense	(70)		—	—	50	(G)	(20)	—		(20)
Other income—interest and dividend income	—		—	—	—		—	—		—

Profit/(loss) before tax	140		(1)	—	(189)		(50)	7		(43)
Income tax (charge)/credit	(43)		—	—	(10	)(H)	(53)	—		(53)
Income tax benefit	—		—	—	—		—	—		—
Exceptional income tax credit	14		—	—	—		14	—		14

Profit/(loss) for the year attributable to equity holders	111		(1)	—	(199)		(89)	7		(82)
Weighted average shares outstanding of GHV Class A Common Stock—basic and diluted	N/A		39,789,750
Loss per share of GHV Class A Common Stock, basic and diluted	N/A		$(0.01)
Weighted average shares outstanding of GHV Class F Common Stock—basic and diluted	N/A		11,766,913
Loss per share of GHV Class F Common Stock, basic and diluted	N/A		$(0.01)
Weighted average share outstanding of AMPSA Shares—basic and diluted							607,300,000			603,299,980
Loss per AMPSA Shares, basic and diluted							$(0.15)			$(0.14)

A)
The following table is a bridge between exceptional operating items as presented in the table above and items as presented in the columnar presentation of the income statement in the Combined Financial Statements of the AMP Business included in this proxy statement/prospectus.

AMP Business Historical
Exceptional items—cost of sales	7
Exceptional items—selling, general and administration expenses	13

Exceptional operating items	20
B)
The historical financial information of GHV was prepared in accordance with U.S. GAAP and presents the period of June 25, 2020 (inception) to December 31, 2020.

C)
Reflects the reclassification adjustments to align GHV's historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP's financial statements prepared in accordance with IFRS.

D)
Represents non-recurring costs described previously in footnote 7, incurred in connection with the Pre-Closing Restructuring. These costs have been presented as an exceptional operating item in line with the accounting policy of the AMP Business.

E)
Reflects non-recurring transaction cost described previously in footnote 12, incurred in connection with the Business Combination (excluding those set out in footnotes 7 and C above). These costs have been presented as an exceptional operating item in line with the accounting policy of the AMP Business.

F)
Reflects the preliminarily estimated non-recurring IFRS 2 charge described in footnotes 15 and 19 reflecting the difference between the fair value of equity instruments held by GHV stockholders and the fair value of the GHV identifiable net assets. These costs have been presented as an exceptional operating item in line with the accounting policy of the AMP Business.

G)
Represents the pro-forma impact interest expense charge, (including amortization of deferred financing fees) on amounts raised in the Notes Offering net of the elimination of interest on related party borrowings which were eliminated as part of the Pre-Closing Restructuring. For pro forma purposes we have given effect to the interest on the Notes Offering from January 1, 2020. Euro denominated adjustments to pro forma net interest expense for the Notes Offering are translated at the twelve months average rate to December 31, 2020 of $1.14.

Year ended December 31, 2020
in $ millions
Interest on €450 million 2.00% Senior Secured Notes due 2028	10
Interest on $600 million 3.25% Senior Secured Notes due 2028	20
Interest on €500 million 3.00% Senior Unsecured Notes due 2029	17
Interest on $1,050 million 4.00% Senior Unsecured Notes due 2029	42
Amortization of deferred financing fees	7

Pro forma interest on Notes Offering	96
Less: interest on related party notes repaid/eliminated	(146)

Net interest saving	50

H)
Reflects the cumulative impact on the income tax charge of the above adjustments, based on the relevant statutory tax rates, on the assumption that the level of debt and finance expense in each territory is within generally accepted ranges.

 COMPARATIVE PER SHARE DATA

        The following table sets forth:

  •
  the historical comparative share information for GHV for the year ended December 31, 2020 on a stand-alone basis;

  •
  the historical comparative share information of the AMP Business for the year ended December 31, 2020 on a stand-alone basis; and

  •
  pro forma combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as following:

  (1)
  assuming no GHV stockholders exercise redemption rights with respect to their shares of GHV Class A common stock upon the consummation of the Merger; and

  (2)
  assuming that GHV stockholders exercise their redemption rights with respect to 52,000,019 shares of GHV Class A common stock upon consummation of the Merger, representing the approximate maximum number of shares that can be redeemed in compliance with GHV's current certificate of incorporation prohibiting GHV from redeeming shares of GHV Class A Common Stock in an amount that would result in GHV's failure to have net tangible assets exceeding $5,000,000 and assuming a fair value of $525,020,571 in the Trust Account as of December 31, 2020.

        The Combined Financial Statements have been prepared on a carve-out basis from the consolidated financial statements of AGSA in accordance with IFRS and in its presentation currency of United States dollars. The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The historical financial statements of GHV have been prepared in accordance with U.S. GAAP in its functional and presentation currency of United States dollars.

        The information is only a summary and should be read in conjunction with the historical information in the sections entitled "Selected Historical Financial Data of GHV" and "Selected Historical Combined Financial Data of the AMP Business" and the historical financial statements of GHV and the AMP Business included elsewhere in this proxy statement/prospectus. The pro forma combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled "The Business Combination—Unaudited Pro Forma Condensed Combined Financial Information."

        The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project AMPSA's results of operations or earnings per share for any future date or period following the Business Combination. The pro forma combined shareholders' equity per share information below does not purport to represent what the value of GHV and AMPSA would have been had the companies been combined during the periods presented.

 (in Dollars, in thousands, except share and per share data)

			Combined Pro Forma
	AMP Business (Historical)(a)	GHV (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
Year Ended December 31, 2020
December 31, 2020 book value per share(b)	N/A	$0.08	$0.12	$0.05
Cash dividends per share	N/A	N/A	N/A	N/A
Weighted averages shares:
Weighted average share outstanding of AMPSA Shares—basic and diluted	N/A	N/A	607,300,000	603,299,980
Weighted average shares outstanding of GHV Class A Common Stock—basic and diluted	N/A	39,789,750	N/A	N/A
Weighted average shares outstanding of GHV Class F Common Stock—basic and diluted	N/A	11,766,913	N/A	N/A
Loss per share:
Loss per AMPSA Shares, basic and diluted	N/A	N/A	$(0.15)	$(0.14)
Loss per share of GHV Class A Common Stock, basic and diluted	N/A	$(0.01)	N/A	N/A
Loss per share of GHV Class F Common Stock, basic and diluted	N/A	$(0.01)	N/A	N/A

(a)
The AMP Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves.

(b)
Book value per share is calculated using the formula: Total stockholders' equity divided by shares outstanding as of December 31, 2020.

 SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING OF GHV STOCKHOLDERS

References in this section to "we", "our", "us", the "Company", or "Gores" generally refer to GHV.

        This proxy statement/prospectus is being provided to Company stockholders as part of a solicitation of proxies by the Board for use at the Special Meeting in Lieu of 2021 Annual Meeting of Stockholders to be held on                        , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

        This proxy statement/prospectus is being first mailed on or about                    , 2021 to all stockholders of record of the Company as of                    , 2021, the record date for the Special Meeting. Stockholders of record who owned GHV Common Stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were                    shares of GHV Common Stock outstanding.

Date, Time and Place of Special Meeting

        In light of public health concerns regarding the coronavirus (COVID-19) pandemic, the Special Meeting will be held via live webcast at                     , on                    , 2021, at                    . The Special Meeting can be accessed by visiting                    , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen only to the Special Meeting by dialing                    (toll-free within the U.S. and Canada) or                    (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is                    , but you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the transfer agent.

Voting Power; Record Date

        As a stockholder of the Company, you have a right to vote on certain matters affecting the Company. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized below and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of GHV Common Stock at the close of business on                    , 2021, which is the record date for the Special Meeting. You are entitled to one vote for each share of GHV Common Stock that you owned as of the close of business on the record date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were                    shares of GHV Common Stock outstanding, of which                     are Public Shares and                    are GHV Founder Shares held by our Initial Stockholders.

Proposals at the Special Meeting

        At the Special Meeting, Company stockholders will vote on the following proposals:

  •
  Merger Proposal—To adopt the Business Combination Agreement and approve the Merger (Proposal No. 1);

  •
  Governance Proposal—To consider and vote upon a separate proposal with respect to certain governance provisions in AMPSA's articles of association, which are being separately presented in accordance with SEC requirements and which will be voted upon on a non-binding advisory basis (Proposal No. 2); and

  •
  Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, (A) to ensure that any supplement or amendment to this proxy statement/prospectus that the Board has determined in good faith is required by applicable law to be disclosed to Company stockholders and for such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) if, as of the time for which the Special meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Merger Proposal (Proposal No. 3).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THESE PROPOSALS.

Vote of the Company's Sponsor, Directors and Officers

        Prior to our IPO, we entered into agreements with our Initial Stockholders, other current directors and officers, pursuant to which each agreed to vote any shares of GHV Common Stock owned by them in favor of an initial business combination. These agreements apply to our Initial Stockholders, including our Sponsor, as it relates to the GHV Founder Shares and the requirement to vote all of the GHV Founder Shares in favor of the Merger Proposal and for all other proposals to be presented to our stockholders at the Special Meeting and described in this proxy statement/prospectus.

        Our Initial Stockholders, other current directors and officers have waived any redemption rights, including with respect to shares of GHV Class A Common Stock purchased in our IPO or in the aftermarket, in connection with the Merger. The GHV Founder Shares held by our Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us by August 10, 2022. However, our Initial Stockholders are entitled to redemption rights upon our liquidation with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

        A quorum of Company stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Company's GHV Common Stock outstanding on the record date and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

        The approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of GHV Common Stock entitled to vote at the Special Meeting. Accordingly, a Company stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote will have the same effect as a vote "AGAINST" the Merger Proposal. Our Initial Stockholders have agreed to vote their shares of GHV Common Stock in favor of the Merger Proposal.

        The Governance Proposal, which is a non-binding advisory vote, and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of our outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote will have no effect on the Governance Proposal and the Adjournment proposal.

        The Merger is conditioned on the approval of the Merger Proposal at the Special Meeting. The Governance Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

        It is important for you to note that in the event that the Merger Proposal does not receive the requisite vote for approval, we will not consummate the Merger. If we do not consummate the Merger and fail to complete an initial business combination by August 10, 2022, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our Public Stockholders.

Recommendation to Company Stockholders

        Our Board believes that the Merger Proposal, the Governance Proposal and the Adjournment Proposal to be presented at the Special Meeting are in the best interests of the Company and our stockholders and unanimously recommends that its stockholders vote "FOR" each of the proposals.

        In considering the recommendation of our Board to vote in favor of the Merger Proposal, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Merger Proposal. Stockholders should take these interests into account in deciding whether to approve the Merger Proposal.

        These interests include, among other things:

  •
  the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

  •
  the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the Merger Effective Time (based on per share price of $10), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

  •
  the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

  •
  if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

  •
  the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

  •
  the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

  •
  that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

  •
  the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
  •
  the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

  •
  that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

  •
  the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

Abstentions and Broker Non-Votes

        Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have the same effect as a vote "AGAINST" the Merger Proposal but will have no effect on the Governance Proposal and the Adjournment Proposal.

        In general, if your shares are held in "street" name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares—Stockholders of Record

        If you are a Company stockholder of record, you may vote by mail or you can attend the Special Meeting in person via the virtual meeting platform and vote during the meeting by following the instructions on your proxy card. Each share of GHV Common Stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of GHV Common Stock that you own.

        Voting by Mail.    You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of GHV Common Stock will be voted as recommended by our Board. Our Board recommends voting "FOR" the Merger Proposal, "FOR" the Governance Proposal and "FOR" the Adjournment Proposal. Votes submitted by mail must be received by 9:00 a.m. Eastern Time on                , 2021.

        Voting via the Virtual Meeting Platform.    You can attend the Special Meeting in person via the virtual meeting platform and vote during the meeting by following the instructions on your proxy card. You can access the Special Meeting by visiting the website                    . You will need your control number for access. If you do not have a control number, please contact the transfer agent. Instructions on how to attend and participate at the Special Meeting are available at                    . If you hold your shares in "street name," which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of GHV Common Stock.

Voting Your Shares—Beneficial Owners

        If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in "street name" and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement. As a beneficial owner, if you wish to vote at the Special Meeting, you must get a proxy from your broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of GHV Common Stock. Please see the section entitled "Attending the Special Meeting" below for more details.

Attending the Special Meeting

        Only GHV stockholders on the record date or their legal proxy holders may attend the Special Meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the transfer agent.

Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

  •
  you may send another proxy card with a later date;

  •
  you may notify the Company's Secretary in writing to Gores Holdings V, Inc., 9800 Wilshire Blvd., Beverly Hills, California 90212, before the Special Meeting that you have revoked your proxy; or

  •
  you may attend the Special Meeting, revoke your proxy, and vote in person via the virtual meeting platform, as indicated above.

No Additional Matters

        The Special Meeting has been called only to consider the approval of the Merger Proposal, the Governance Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting

        If you have any questions about how to vote or direct a vote in respect of your shares of GHV Common Stock, you may call Morrow, our proxy solicitor, at (800) 662-5200 (toll free), or banks and brokerage firms, please call collect: (203) 658-9400.

Redemption Rights

        Pursuant to our current certificate of incorporation, any holders of our Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less Regulatory Withdrawals and franchise and income taxes payable, calculated as of two business days prior to the consummation of the Merger. If demand is properly made and the Merger is consummated, these shares, immediately prior to the Merger, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of our IPO (calculated as of two business days prior to the consummation of the Merger, less Regulatory Withdrawals and franchise and income taxes payable). For illustrative purposes, based on the balance of our Trust Account of $525,020,571 as of December 31, 2020, the estimated per share redemption price would have been approximately $10.00.

        In order to exercise your redemption rights, you must:

  •
  if you hold GHV Units, separate the underlying Public Shares and Public Warrants;

  •
  check the box on the enclosed proxy card marked "Stockholder Certification" if you are not acting in concert or as a "group" (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of GHV Common Stock and

  •
  prior to 5:00 p.m. Eastern Time on                    , 2021 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

  and

  •
  deliver your Public Shares either physically or electronically through DTC's DWAC system to our transfer agent at least two business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

        Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name" are required to either tender their certificates to our transfer agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote to approve the Merger Proposal at the Special Meeting, or to deliver their shares to the transfer agent electronically using DTC's DWAC system, at such stockholder's option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder's election to redeem is irrevocable once the Merger Proposal is approved.

        Holders of outstanding GHV Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

        If you hold GHV Units registered in your own name, you must deliver the certificate for such GHV Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such GHV Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the GHV Units.

        If a broker, dealer, commercial bank, trust company or other nominee holds your GHV Units, you must instruct such nominee to separate your GHV Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of GHV Units to be split and the nominee holding such GHV Units. Your nominee must also initiate electronically, using DTC's DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the GHV Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

        Each redemption of shares of GHV Class A Common Stock by our Public Stockholders will reduce the amount in our Trust Account, which had a balance of $525,020,571 as of December 31, 2020. While the Business Combination Agreement provides for the Minimum Cash Closing Conditions, assuming the consummation of the PIPE (including, if applicable, the GHV Sponsor Backstop), we may be able to complete the Merger even though a substantial portion of our Public Stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to our Sponsor, directors or officers or their affiliates. In addition, in no event will we redeem shares of our GHV Class A Common Stock in an amount that would result in the Company's failure to have net tangible assets exceeding $5,000,000.

        Prior to exercising redemption rights, stockholders should verify the market price of our GHV Class A Common Stock as they may receive higher proceeds from the sale of their GHV Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of our GHV Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in our GHV Class A Common Stock when you wish to sell your shares.

        If you exercise your redemption rights, your shares of our GHV Class A Common Stock will cease to be outstanding immediately prior to the Merger and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of AMPSA, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

        If the Merger Proposal is not approved and we do not consummate an initial business combination by August 10, 2022, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the Public Stockholders and our warrants will expire worthless.

Appraisal Rights

        Appraisal rights are not available to holders of shares of GHV Common Stock in connection with the Merger.

Proxy Solicitation Costs

        GHV is soliciting proxies on behalf of its Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. GHV has engaged Morrow to assist in the solicitation of proxies for the Special Meeting. GHV and its directors, officers and employees may also solicit proxies in person. GHV will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

        GHV will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. GHV will pay Morrow a fee of $                , plus disbursements, reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to our stockholders. Directors, officers and employees of GHV who solicit proxies will not be paid any additional compensation for soliciting proxies.

 THE BUSINESS COMBINATION

Background of the Business Combination

        GHV is a special purpose acquisition company incorporated as a Delaware corporation on June 25, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Business Combination was the result of an extensive search for a potential transaction utilizing the global network and investing and operating experience of GHV's management team and the GHV Board. The terms of the Business Combination were the result of extensive negotiations between GHV's management team, the GHV Sponsor and The Gores Group with respect to GHV (under the oversight of GHV's independent directors) and representatives of AGSA and AMPSA, with respect to AMPSA. The following is a brief description of the background of these negotiations and the Business Combination.

        Prior to the consummation of the IPO, neither GHV, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with GHV.

        After the consummation of the IPO, GHV commenced an active search for prospective businesses and assets to acquire. Representatives of GHV, the GHV Sponsor and The Gores Group contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities.

        In evaluating potential businesses and assets to acquire, GHV, together with the GHV Sponsor and The Gores Group, generally surveys the landscape of potential acquisition opportunities based on its knowledge of, and familiarity, with the M&A marketplace. In general, GHV looks for acquisition targets that are (i) of a size relevant to the public marketplace, which GHV generally views as companies with an enterprise value of at least $1.5 billion, and (ii) positioned, operationally and financially, to be successful as a public company. GHV further looks for those transactions that it believes, if entered into, would be well received by the public markets. In particular, GHV generally seeks to identify companies that (i) have an existing strong management team, (ii) are positioned for growth, and (iii) generate significant cash flow. GHV also seeks to identify companies that it believes would benefit from being a publicly-held entity, particularly with respect to access to capital for both organic growth and for use in acquisitions. GHV generally applies this criteria when evaluating potential targets.

        After the consummation of the IPO, GHV's management, the GHV Sponsor and The Gores Group:

  •
  considered over 60 potential acquisition targets (other than AMPSA) (the "Other Potential Targets"), entering into non-disclosure agreements with 46 of the Other Potential Targets; and

  •
  ultimately engaged in detailed discussions, due diligence and negotiations with ten Other Potential Target businesses or their representatives.

        The ten Other Potential Target businesses included a company in the business and consumer services and digital marketplace space ("Company A"), a company in the custom manufacturing and products space ("Company B"), a company in the financial services space ("Company C"), a company in the real estate financial services space ("Company D"), a company in the commercial building materials space ("Company E"), a company in the interior building materials space ("Company F"), a healthcare services technology company ("Company G"), a data services and infrastructure company ("Company H"), a healthcare services company ("Company I") and a engineering and construction company ("Company J").

        As part of its regular evaluation of potential acquisition targets, the GHV Board and GHV's management generally discuss, on a monthly basis, the status of GHV's management's discussions with various acquisition targets. These updates generally address the potential targets under consideration and the status of the discussions, if any, with the respective acquisition targets. These updates continued throughout the period of time when GHV was evaluating various acquisition targets.

        GHV engaged in discussions with Company A from August 2020 until November 2020, until GHV decided to cease discussions with Company A after further diligence. GHV engaged in discussions with Company B during August 2020 until a natural disaster disrupted Company B's manufacturing capabilities, at which point Company B decided to discontinue discussions. GHV engaged in discussions with Company C during November 2020 until Company C informed GHV that Company C had decided to entertain a transaction with a different strategic special purpose acquisition company. GHV engaged in discussions with Company D from November 2020 through January 2021, at which point GHV ceased discussions in order to focus on the potential Business Combination with AMPSA. GHV engaged in discussions with Company E during October 2020 until Company E informed GHV that Company E had decided to entertain a transaction with a different special purpose acquisition company. GHV engaged in discussions with Company F from August 2020 through October 2020, until GHV ceased discussions following its due diligence evaluation of Company F. GHV engaged in discussions with Company G during October 2020 until GHV decided to cease discussions with Company G following its due diligence evaluation of Company G. GHV engaged in discussions with Company H from October 2020 until November 2020, until GHV decided to cease discussions with Company H following its due diligence evaluation of Company H. GHV engaged in discussions with Company I during October 2020, until GHV decided to cease discussions with Company I following its due diligence evaluation of Company I. GHV engaged in discussions with Company J during October 2020, until GHV decided to cease discussions with Company J following its due diligence evaluation of Company J.

        Upon the cessation of conversations with Company D and in compliance with exclusivity agreement with AMPSA, GHV ceased discussions with any further acquisition targets to focus on the possible business combination with AMPSA.

        On November 24, 2020, a representative of Citigroup Global Markets Inc. ("Citi"), financial advisor to AGSA, contacted Ms. Jennifer Chou, Managing Director and Chief Strategy Officer of The Gores Group, to ask whether GHV would be willing to evaluate a potential business combination related to the AMP Business, which would include carving out the AMP Business from AGSA. Ms. Chou advised the representative of Citi that The Gores Group and GHV would be interested in learning more about the potential business combination opportunity involving the AMP Business. The representative of Citi promptly provided Ms. Chou with a draft non-disclosure agreement.

        On November 25, 2020, GHV executed the non-disclosure agreement and began receiving materials regarding AMPSA to further investigate the potential business combination.

        On November 30, 2020, Mr. Alec E. Gores, Founder, Chairman of GHV and Chairman and Executive Officer of The Gores Group, Mr. Mark R. Stone, Chief Executive Officer of GHV and Senior Managing Director of The Gores Group, and Ms. Chou conducted an introductory virtual meeting with Mr. Paul Coulson, Chairman and Chief Executive Officer of AGSA. During this virtual meeting Mr. Coulson presented an overview of the AMP Business. Additionally, during this introductory virtual meeting, Mr. Stone reviewed with Mr. Coulson how a potential business combination involving the Company and AMPSA would be structured, including that GHV contemplated raising additional equity capital from private investors in connection with a potential business combination (the "Potential Private Placement"). Messrs. Gores and Stone further discussed the background of GHV and described how special purpose acquisition companies operated. At the end of this meeting, Messrs. Gores and Stone, together with Mr. Coulson, expressed mutual interest in continuing the discussions with respect to a potential business combination, and collectively agreed that the next step in the process was to arrange a management presentation with respect to the AMP Business.

        On December 3, 2020, Mr. Coulson, Mr. Oliver Graham, the Chief Executive Officer of AMPSA, and Mr. David Bourne, the Chief Financial Officer of AMPSA, conducted a virtual management presentation with respect to the AMP Business for Mr. Stone and other representatives of The Gores Group. During this meeting, the representatives of The Gores Group, AGSA and AMPSA discussed various aspects of the AMP Business, the timing of a potential business combination, the history and prior success of special purpose acquisition companies sponsored by affiliates of The Gores Group and the capital needs of AMPSA.

        On December 7, 2020, Messrs. Gores and Coulson conducted a one-on-one virtual meeting to explore the core objectives of the potential business combination and how a business combination transaction involving the AMP Business might be structured.

        On December 17, 2020, representatives of The Gores Group conducted a virtual meeting with members of AMPSA's management, including Mr. Bourne, to review in detail the financial forecast of the AMP Business.

        On December 21, 2020, GHV submitted a preliminary non-binding business combination proposal to AGSA (the "Preliminary Proposal"). The Preliminary Proposal contemplated (i) a separation of the AMP Business from AGSA into a newly formed entity, (ii) the raising of new debt with respect to AMPSA, (iii) the Potential Private Placement and (iv) an earnout payable pursuant to certain milestones related to the public trading price of shares of AMPSA after the closing of the potential business combination.

        On December 22, 2020, Mr. Stone and other representatives of The Gores Group conducted a virtual meeting with representatives of Citi to review the Preliminary Proposal.

        On December 29, 2020, Messrs. Stone and other representatives of The Gores Group conducted a virtual meeting with representatives of AGSA, Citi and Deutsche Bank Securities Inc. ("Deutsche Bank"). Deutsche Bank and Morgan Stanley & Co. LLC ("Morgan Stanley") acted as underwriters to GHV in its IPO and will collectively forfeit $18,375,000 in deferred commissions in the event a business combination is not completed by August 10, 2022. During the virtual meeting, Messrs. Stone and other representatives of The Gores Group highlighted GHV's proposed investment highlights and how GHV would approach future investor presentations and marketing materials if it were to pursue a business combination transaction involving the AMP Business.

        On December 30, 2020, GHV submitted a revised non-binding proposal to AGSA, which contemplated higher enterprise and equity values for AMPSA than those contemplated by the Preliminary Proposal, as well as a higher cash payment to AGSA and additional earnout shares.

        On January 1, 2021, GHV retained Weil Gotshal & Manges LLP ("Weil"), GHV's M&A counsel, to advise it in connection with a potential business combination transaction involving the AMP Business.

        From December 29, 2020 through January 5, 2021, Messrs. Stone, Coulson and representatives of Citi, Shearman & Sterling LLP ("Shearman"), legal counsel to AGSA, and beginning January 1, 2021, Weil negotiated the key terms with respect to the business combination proposal and a definitive term sheet (the "Term Sheet"). The Term Sheet contemplated a post-Business Combination enterprise value of AMPSA of approximately $10.468 billion and an equity value of $8.144 billion, and contemplated that the potential business combination would be fully funded by the equity capital in GHV's trust account, fully committed funds from a Potential Private Placement of $750 million, and newly raised net debt financing by AMPSA in the amount of $2.165 billion. In addition, the Term Sheet provided that in order to facilitate the PIPE Investment, the GHV Sponsor and one or more of its related investors would commit $150 million to the PIPE (which represented 20% of the total PIPE amount); provided, that if the PIPE was oversubscribed or if elected by AGSA, the GHV Sponsor and one or more of its related investors would instead provide a backstop of up to $150 million (at $10 per share). The Term Sheet also required GHV, AGSA and AMPSA to refrain from negotiating alternative transactions with parties other than one another for a period of 30 days, subject to a 15-day extension if the parties were continuing to engage in good faith discussions regarding the proposed transactions.

        On January 2, 2021, GHV contacted KPMG, GHV's independent registered public accounting firm to retain it in connection with the potential business combination, including to conduct accounting and tax due diligence of the AMP Business and provide tax structuring advice.

        On January 5, 2021, the GHV Board held a meeting telephonically in which Mr. Stone and Mr. Andrew McBride, Chief Financial Officer and Secretary of GHV and representatives of Weil were in attendance. During this meeting, Mr. Stone provided the Board with an update on the status of the discussions with Company D and AMPSA. Additionally, Mr. Stone provided an update on GHV's diligence to date and the then-current contemplated transaction structure and terms for each of the two potential business combinations. Following this discussion, the GHV Board directed management to cease discussions with Company D and to continue to explore the potential business combination with AMPSA and to update the GHV Board as the discussions progressed. The GHV Board also discussed its desire to engage a financial advisor to provide a fairness opinion in connection with the potential business combination and suggested Duff & Phelps as a possibility, but wished first to conduct additional diligence on the AMP Business.

        Also, on January 5, 2021, GHV and AGSA executed the Term Sheet and ceased discussions with Company D. In connection with the execution of the Term Sheet, representatives of GHV, Deutsche Bank, and Citi began undertaking additional diligence of the AMP Business and began the preparation of the investor presentation with respect to the Potential Private Placement.

        From January 5, 2021, until February 22, 2021, Mr. Stone and other representatives of The Gores Group held regular discussions with various members of the GHV Board with respect to various aspects of the potential business combination, the timing and status of the potential business combination, the status of due diligence and the progress of the Potential Private Placement.

        Between January 5, 2021 and the execution of the Business Combination Agreement on February 22, 2021, representatives of GHV, AGSA and AMPSA and their financial, accounting and legal advisors had multiple conversations with each other on a broad list of topics related to the potential business combination and related diligence matters.

        From January 18, 2021, through February 17, 2021, Messrs. Stone, Coulson, Graham and Bourne held virtual meetings with the Potential Private Placement investors to discuss the terms of the potential business combination and details surrounding the Potential Private Placement. Each potential investor was informed in advance that the information that would be shared may constitute material non-public information of GHV and AGSA, and each potential investor agreed to be bound by certain confidentiality obligations as well as a prohibition on trading the securities of GHV or AGSA or using the information for purposes other than such potential investor's investment in connection with the potential business combination. During the meetings, Messrs. Stone, Coulson, Graham and Bourne reviewed with potential investors certain information regarding the AMP Business and AMPSA, including certain financial projections regarding the AMP Business. The feedback and responses received from potential investors regarding a potential business combination between GHV and AMPSA were generally positive.

        On January 21, 2021, Shearman provided an initial draft of the Business Combination Agreement to Weil. The initial draft of the Business Combination Agreement contemplated, among other things (i) that AMPSA, a Luxembourg company newly formed by AGSA, would be the new holding company of the AMP Business, (ii) the merger of MergeCo, a newly incorporated Delaware corporation wholly owned by AMPSA, with and into GHV with GHV continuing as the Surviving Corporation and as a direct, wholly owned subsidiary of AMPSA, (iii) no survival of representations, warranties and covenants, and, relatedly, no post-business combination stockholder indemnity, (iv) an earnout payable pursuant to certain previously agreed upon milestones related to the public trading price of shares of AMPSA, (v) a debt financing related to AMPSA and the Transactions, (vi) that GHV's transaction expenses could not exceed $50,000,000, (vii) covenants regarding the waiver of claims against the Company's trust account and (viii) a Potential Private Placement of $750,000,000. Additionally, in order to effectuate the separation of the AMP Business from AGSA, the initial draft of the Business Combination Agreement contemplated entering into the Transfer Agreement, the Services Agreement and the other Related Agreements.

        From January 21, 2021 through February 22, 2021, Weil and Shearman negotiated the terms of, and exchanged several drafts of, the definitive agreements for the potential business combination, including the Business Combination Agreement. In addition, during this same period, representatives of GHV, representatives of AGSA and AMPSA, representatives of The Gores Group, Weil and Shearman conducted various virtual and telephonic conferences to discuss and resolve the open issues related to the potential business combination, including outstanding issues with respect to the Business Combination Agreement and the Related Agreements.

        On January 23, 2021, after continued diligence of the AMP Business, Mr. Stone informed Mr. Randall Bort, an independent GHV Board member, that the potential business combination had progressed to the point of engaging a financial advisor to provide a fairness opinion.

        On January 24, 2021, after consulting with the other independent directors of the GHV Board with respect to engaging a financial advisor to provide a fairness opinion, Mr. Bort contacted representatives of Duff & Phelps to discuss engaging Duff & Phelps to provide a fairness opinion to the GHV Board in connection with the potential business combination.

        On January 26, 2021, the GHV Board held a meeting telephonically in which representatives of The Gores Group and Duff & Phelps were also in attendance by invitation of the GHV Board. Representatives of Duff & Phelps reviewed with the GHV Board a potential engagement with respect to providing a fairness opinion with respect to the potential business combination.

        On January 28, 2021, Duff & Phelps provided a draft engagement letter for review by the GHV Board to Weil. The draft engagement letter advised GHV that Duff & Phelps had undertaken a review of its records to determine Duff & Phelps' professional relationship with GHV, and other parties of interest in the potential business combination, and had identified no current relationships that would preclude it from accepting the engagement to deliver a fairness opinion. Thereafter, Weil and Duff & Phelps discussed whether Duff & Phelps had any relationships with AGSA that would preclude it from accepting the engagement. Duff & Phelps informed Weil that during the previous two years, certain other groups within Duff & Phelps had provided tax and valuation services to other divisions of AGSA unrelated to AMPSA or the transactions contemplated by the Business Combination Agreement for which Duff & Phelps received an immaterial amount of fees. Such relationships and the fees received by Duff & Phelps are described in the section entitled "Opinion of GHV's Financial Advisor" in this proxy statement/prospectus. The GHV Board determined, in its business judgment, that none of these matters would impact Duff & Phelps' independence with respect to the potential business combination. Accordingly, the GHV Board unanimously approved the engagement of Duff & Phelps. GHV executed the Duff & Phelps engagement letter on February 2, 2021.

        From January 26, 2021 through February 19, 2021, Messrs. Stone, Coulson, and representatives of Citi, Deutsche Bank and Morgan Stanley held frequent telephonic conferences and virtual meetings to discuss the status and progress of the Potential Private Placement.

        From February 6, 2021 through February 10, 2021, Messrs. Stone and Coulson and representatives of Citi held frequent telephonic conferences and virtual meetings to continue negotiations with respect to the material terms of the potential business combination, which included reducing the implied equity value and enterprise value of AMPSA at the closing of the proposed business combination transaction from $7.404 billion to $6.073 billion and from $9.728 billion to $8.522 billion, respectively, reducing the size of the Potential Private Placement from $750 million to $600 million, increasing the amount of the new net debt that AMPSA would incur as part of the potential business combination from $2.165 billion to $2.315 billion, and increasing the number of earnout shares issuable to AGSA and modifying the terms on which they would be issued.

        From February 9, 2021, through February 11, 2021, Messrs. Gores, Stone and Coulson met in person on multiple occasions to discuss the overall status of the potential business combination and to discuss post announcement strategy and messaging with respect to the potential business combination.

        From February 15, 2021, through February 22, 2021, Messrs. Stone and Coulson conducted numerous meetings to finalize the remaining open business issues in the definitive documentation. This included items such as responsibility for pre-closing taxes and any transfer taxes incurred in connection with the proposed transactions, the delivery of a tax opinion as a condition to GHV's obligation to close the proposed business combination transaction, the GHV minimum cash amount condition, and the treatment of the Earnout Shares upon a future change of control transaction.

        On February 22, 2021, the GHV Board held a meeting telephonically in which Mr. Stone, Mr. McBride and representatives of The Gores Group, representatives of Weil and representatives of Duff & Phelps were also in attendance. Representatives of Duff & Phelps provided a presentation to the GHV Board, a copy of which was provided to the GHV Board in advance of the meeting, regarding Duff & Phelps' financial analysis as to the fairness from a financial point of view to GHV, as of the date of such opinion, of the consideration in the potential business combination and delivered to the GHV Board an oral opinion, which was confirmed by delivery of a written opinion, dated February 22, 2021, and attached as Annex B to this proxy statement/prospectus, addressed to the GHV Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the consideration in the Business Combination is fair, from a financial point of view to GHV. Thereafter, representatives of Weil reviewed with the GHV Board the terms of the Business Combination, including the Business Combination Agreement and other definitive agreements, copies of which were provided to the GHV Board in advance of the meeting. The GHV Board concluded, after a thorough review of other business combination opportunities reasonably available to GHV, that the potential Business Combination was the best potential business combination for GHV based upon the process utilized to evaluate and assess other potential acquisition targets, and the GHV Board's and GHV management's belief that such processes had not presented a better alternative. In reaching this conclusion, the GHV Board took into account the criteria utilized by GHV to evaluate acquisition opportunities, and determined that the potential business combination met such criteria, was the most actionable and capable of being completed in a timely manner, and was being accomplished under terms attractive to GHV and its stockholders. After discussion and upon a motion duly made and seconded, the GHV Board unanimously resolved that the Business Combination Agreement, including the other transactions contemplated by the Business Combination Agreement, each of the Related Agreements and the Business Combination be approved. Later that day, GHV, AGSA, AMPSA and MergeCo executed the Business Combination Agreement.

        On February 23, 2021, before the stock market opened, GHV and AGSA issued a joint press release announcing the execution of the Business Combination Agreement.

GHV's Board of Directors' Reasons for the Approval of the Business Combination

        The GHV Board, in evaluating the Business Combination, consulted GHV's management and its legal counsel, financial advisors and other advisors. In reaching its unanimous resolution (i) that the terms and conditions of the Business Combination Agreement and the Business Combination, are advisable, fair to and in the best interests of GHV and its stockholders and (ii) to recommend that the stockholders adopt the Business Combination Agreement and approve the Merger, the GHV Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the GHV Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The GHV Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the GHV Board's reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Cautionary Note Regarding Forward-Looking Statements" beginning on page 59 of this document.

        The GHV Board considered a number of factors as generally supporting its decision to enter into the Business Combination Agreement and the Business Combination, including but not limited to, the following material factors:

  •
  Pre-eminent Pure Play Beverage Can Company.  The GHV Board noted that the AMP Business is a pure play leader in the beverage can industry with its focus on sustainability, innovation and infinitely recyclable products. The GHV Board believes that this strong market position and customer and product mix positions the AMP Business as a leader in the industry and that it will continue to expand its sold volume and increase market share.

  •
  Long-Term Industry Megatrends and Environmentally-Conscious End Consumers Driving Inflection Point in Beverage Can Demand. The GHV Board noted the convergence of multiple factors, including growth with emerging categories such as health and wellness, hard seltzers, sparkling waters and coffee and tea, the advantages of aluminum can packaging, as well as the importance of sustainability and regulatory changes, which should lead to additional growth opportunities across geographies. Additionally, due to the fast growing demand and current supply shortage in the beverage can industry, the structural shift from plastic and glass to beverage cans and the increased use of recyclable packaging as a key focus for large consumer products, the GHV Board believes that AMPSA has significant growth potential.

  •
  Leader in Sustainability.  The GHV Board noted that a core tenet of AGSA's corporate philosophy for a number of years has been a focus on being a leader environmentally, ecologically and socially. AGSA began issuing sustainability reports in 2013 and has a Chief Sustainability Officer who is driving AGSA and AMPSA towards an ambitious set of sustainability targets. The GHV Board also noted that aluminum cans have the ability to achieve 100% recyclability, whereas substitute products such as glass and plastic achieve lower rates. The GHV Board believes that AMPSA's strong corporate focus on sustainability coupled with environmentally conscious customers and end consumers positions AMPSA to deliver continued growth in an environmentally friendly manner.

  •
  Multifaceted Growth Opportunity Backed by Long-Term Customer Contracts.  The GHV Board was aware that the AMP Business has long term relationships with key customers that span decades.

  •
  Compelling Financial Profile.  The GHV Board noted that AMPSA's financial profile is positioned for sustainable expansion with current and new customers and in new and emerging product categories. Additionally, the GHV Board believes AMPSA is positioned for significant margin expansion resulting from longer contracts, favorable customer and product mix trends, higher growth in specialty cans and continued network efficiency improvements and operating leverage from expanding capacity in existing facilities.

  •
  Entrepreneurial Owner Manager Culture.  The GHV Board considered that AMPSA is managed by a team with extensive experience in the industry that has a sustained track record of delivering shareholder value, and that this team will be in place upon the closing of the Merger. Additionally, the GHV Board believes that AMPSA's proven management team and strategy will help enable AMPSA to deliver continued industry-leading growth.

  •
  Opinion of GHV's Financial Advisor.  The GHV Board took into account the opinion of Duff & Phelps, dated February 22, 2021, addressed to the GHV Board as to the fairness from a financial point of view to GHV, as of the date of such opinion, of the consideration in the Business Combination, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion as more fully described above under the caption "Proposal No. 1—Approval of the Business Combination—Opinion of GHV's Financial Advisor."

  •
  Other Alternatives.  The GHV Board believed, after a thorough review of other business combination opportunities reasonably available to GHV, that the proposed Merger represents the best potential business combination for GHV based upon the process utilized to evaluate and assess other potential acquisition targets. The GHV Board and GHV management also believed that such processes had not presented a better alternative.

  •
  Due Diligence.  The results of GHV's due diligence investigation of AMPSA conducted by GHV's management team and its financial and legal advisors.

  •
  Stockholder Approval.  The GHV Board considered the fact that, in connection with the Merger, GHV stockholders have the option to (i) become and remain stockholders of AMPSA, (ii) sell their shares of GHV Class A Common Stock or, following the closing of the Merger, their AMPSA Shares, on the open market or (iii) redeem their GHV Class A Common Stock for the per share amount held in the Trust Account pursuant to the terms of GHV's existing certificate of incorporation.

  •
  Negotiated Terms of the Business Combination Agreement.  The GHV Board considered the terms and conditions of the Business Combination Agreement and the Business Combination.

  •
  Independent Director Role.  The GHV Board is comprised of a majority of independent directors who are not affiliated with the GHV Sponsor and its affiliates, including The Gores Group. In connection with the Business Combination, GHV's independent directors, Messrs. Randall Bort, William Patton and Jeffrey Rea, took an active role in evaluating the proposed terms of the Business Combination, the Business Combination Agreement and the Related Agreements. GHV's independent directors evaluated and unanimously approved, as members of the GHV Board, the Business Combination Agreement and the Business Combination.

        The GHV Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

  •
  Benefits May Not Be Achieved.  The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

  •
  Liquidation of GHV.  The risks and costs to GHV if the Merger is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which, if the Merger is not consummated, could result in GHV being unable to effect an initial business combination by August 10, 2022 and force GHV to liquidate and the Public Warrants to expire worthless.

  •
  Stockholder Vote.  The risk that GHV's stockholders may fail to provide the votes necessary to effect the Merger.

  •
  Closing Conditions.  The fact that completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within GHV's control.

  •
  Litigation.  The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

  •
  Fees and Expenses.  The fact that the fees and expenses associated with the transactions contemplated by the Business Combination Agreement will be borne by GHV if the Merger is not consummated.

  •
  Other Risks.  Various other risks associated with the Business Combination, the business of GHV, the business of AMPSA and ownership of AMPSA's shares following the Merger described under the section entitled "Risk Factors."

        In addition to considering the factors described above, the GHV Board also considered that:

  •
  Interests of Certain Persons.  Some of the GHV officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of GHV stockholders (see "The Business Combination—Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors"). GHV's independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the GHV Board, the Business Combination Agreement and the transactions contemplated thereby.

        The GHV Board concluded that the potential benefits it expected GHV and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the GHV Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of GHV and its stockholders.

Opinion of GHV's Financial Advisor

        At the meeting of the GHV Board on February 22, 2021 to evaluate and approve the Business Combination, Duff & Phelps delivered an oral opinion, which was confirmed by delivery of a written opinion, dated February 22, 2021, addressed to the GHV Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, the consideration in the Business Combination was fair, from a financial point of view, to GHV.

        The full text of Duff & Phelps' written opinion dated February 22, 2021, is included as Annex B to this proxy statement/prospectus and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps. The summary of Duff & Phelps' opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The opinion was furnished for the benefit of the GHV Board of Directors (in its capacity as such) in connection with its consideration of the Business Combination, and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. Neither Duff & Phelps' opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be or constitutes a recommendation to any stockholder of GHV as to how such holder should act with respect to the Merger Proposal.

        In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

  •
  Reviewed the following documents:

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  GHV's unaudited interim financial statements for the period ended September 30, 2020 included in GHV's Form 10-Q filed with the SEC;

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  unaudited financial information for AMPSA for the years ended December 31, 2017 through December 31, 2020, which GHV's management identified as being the most current financial statements available for AMPSA;

  •
  other internal documents relating to the history, current operations, and probable future outlook of AMPSA, including financial projections for the years 2021 through 2024, prepared by AMPSA or GHV and provided to Duff & Phelps by management of GHV (the "Financial Projections"), a summary of which is set forth in the first chart in the section entitled "Certain GHV Projected Financial Information";

  •
  the investor presentation dated February 11, 2021;

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  a letter dated February 21, 2021 from the management of GHV which made certain representations as to historical financial statements, financial projections and the underlying assumptions, for AMPSA on a post-transaction basis;

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  a draft of the form Subscription Agreement, dated as of February 6, 2021 (the "PIPE Agreement"); and

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  a draft of the Business Combination Agreement, dated as of February 19, 2021;

  •
  Discussed the information referred to above and the background and other elements of the Business Combination with the management of GHV;

  •
  Reviewed the historical trading price and trading volume of GHV's Class A Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

  •
  Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

  •
  Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

        In performing its analyses and rendering its opinion with respect to the Business Combination, Duff & Phelps, with GHV's consent:

  •
  Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including GHV's management, and did not independently verify such information;

  •
  Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

  •
  Assumed that information supplied and representations made by GHV's management are substantially accurate regarding GHV, AMPSA, and the Business Combination;

  •
  Assumed that the representations and warranties made in the PIPE Agreement and the Business Combination Agreement are substantially accurate;

  •
  Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

  •
  Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of GHV or AMPSA since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

  •
  Assumed at GHV's direction that the Trust Account balance of GHV per share and recent trading prices of the GHV Class A Common Stock provide a reasonable basis upon which to evaluate the GHV Class A Common Stock in connection with the Business Combination;

  •
  Assumed that all of the conditions required to implement the Merger will be satisfied and that the Business Combination will be completed in accordance with the Business Combination Agreement and the PIPE Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

  •
  Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect on GHV, AMPSA, or the contemplated benefits expected to be derived in the Business Combination.

        To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps' opinion is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

        Duff & Phelps has prepared its opinion effective as of the date of such opinion. Duff & Phelps' opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. The credit, financial and stock markets have experienced unusual volatility and Duff & Phelps expresses no opinion or view as to any potential effects of such volatility on GHV, AMPSA, or the Business Combination.

        Duff & Phelps did not evaluate GHV's or AMPSA's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from GHV's perspective, that could, under the circumstances, be negotiated among the parties to the Business Combination Agreement and the PIPE Agreement, or (iii) advise the GHV Board of Directors or any other party with respect to alternatives to the Business Combination.

        Duff & Phelps did not express any opinion as to the market price or value of the GHV Class A Common Stock (or anything else) after the announcement of the Business Combination. Duff & Phelps' opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of GHV's AMPSA's, or any other party's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of GHV's or AMPSA's officers, directors, or employees, or any class of such persons, relative to the consideration in the Business Combination, or with respect to the fairness of any such compensation.

Summary of Material Financial Analyses by Duff & Phelps

        Set forth below is a summary of the material financial analyses performed by Duff & Phelps in connection with providing its opinion to the GHV Board of Directors. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the GHV Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither its opinion nor Duff & Phelps' underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps' analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering its opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps' own experience and judgment.

        Certain of the financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps' financial analyses to be fully understood, where applicable, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Duff & Phelps. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps' financial analyses.

Discounted Cash Flow Analysis.

        Duff & Phelps performed a discounted cash flow ("DCF") analysis of AMPSA using the financial forecast and other information and data provided by GHV's management and summarized in the section entitled "Certain GHV Projected Financial Information" to calculate the estimated present value of the future free cash flows projected to be generated by AMPSA from December 31, 2021 to December 31, 2024.

        In performing the DCF analysis of AMPSA, Duff and Phelps utilized a pro forma tax rate of 25.0% during the projection period. Additionally, in performing the DCF analysis of AMPSA, Duff & Phelps utilized a range of discount rates of 9.0% to 10.0% based on an estimate of AMPSA's weighted average cost of capital ("WACC"). Duff & Phelps derived a terminal value using a perpetuity formula assuming a 3.25% terminal growth rate. Based on the information provided by AMPSA's management to GHV, with the consent of GHV's Board of Directors, Duff & Phelps assumed that (i) the total revenue increases at a compound annual growth rate of 12.5% from 2020 through 2024; (ii) capital expenditures, including business growth investment, will average 12.7% of total revenue over the projection period; and (iii) that Adjusted EBITDA increases at a compound annual growth rate of 19.7% for the period from December 31, 2020 through December 31, 2024, with an average Adjusted EBITDA margin of 18.6% for the projection period. The DCF analysis indicated an implied enterprise value reference range for AMPSA of approximately $8.1 billion to $9.7 billion.

Selected Companies Analysis.

        Duff & Phelps reviewed certain financial information for selected public companies that Duff & Phelps deemed relevant. The selected public companies were selected because they were deemed to be similar to AMPSA in one or more respects. In determining its reference range for its selected publicly traded companies analysis, Duff & Phelps focused on (i) two beverage can companies which directly compete with AMPSA: Ball Corporation and Crown Holdings, Inc., (ii) seven general food and beverage and consumer packaging companies: Silgan Holdings, Inc., Winpak LTD., Berry Global Group, Inc., Amcor plc, AptarGroup, Inc., Huhtamäki Oyj, and Sealed Air Corporation.

        Enterprise value means the value as of a specified date of the relevant company's outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of GHV), plus the amount of debt outstanding, capitalized leases, pension liabilities and preferred stock and non-controlling interests, and less the amount of cash and cash equivalents and net non-operating assets on its balance sheet. Enterprise values used in the selected companies analysis were calculated using the closing price of the common stock of the selected companies as of February 19, 2021. Historical and projected financial performance data for the selected companies was based on publicly available consensus research analysts' estimates and public filings and other publicly available information, all as of February 19, 2021.

        Duff & Phelps analyzed the historical and projected financial performance of each of the selected public companies, including revenue growth, EBITDA growth and EBITDA margin for each of the selected public companies, as shown below:

COMPANY INFORMATION	REVENUE GROWTH				EBITDA GROWTH				EBITDA MARGIN
Company Name	3-YR CAGR	LTM	2021	2022	3-YR CAGR	LTM	2021	2022	3-YR AVG	LTM	2021	2022
Core Companies
Ball Corporation	2.4%	2.7%	11.9%	7.1%	3.6%	10.5%	11.0%	9.3%	17.1%	17.9%	17.8%	18.1%
Crown Holdings, Inc.	1.9	–0.8	8.7	4.5	NM	10.2	7.8	6.2	15.0	16.5	16.4	16.7
Mean—Core Companies	2.1%	1.0%	10.3%	5.8%	3.6%	10.3%	9.4%	7.7%	16.1%	17.2%	17.1%	17.4%
Median—Core Companies	2.1%	1.0%	10.3%	5.8%	3.6%	10.3%	9.4%	7.7%	16.1%	17.2%	17.1%	17.4%
Other Packaging Companies
Silgan Holdings Inc.	6.4%	9.6%	8.3%	2.5%	11.6%	22.2%	10.3%	0.4%	15.1%	16.4%	16.7%	16.4%
Winpak Ltd.	2.0	–2.4	3.1	1.0	0.9	–2.3	4.1	1.4	22.6	22.9	22.5	22.6
Berry Global Group, Inc.	NM	NM	3.3	4.4	NM	NM	1.2	4.8	NM	19.4	19.0	19.1
Amcor plc	NM	NM	3.3	2.2	NM	NM	2.0	4.0	NM	16.4	16.1	16.4
AptarGroup, Inc.	5.9	2.4	6.4	4.4	7.0	1.0	10.0	5.3	21.0	21.3	22.1	22.2
Huhtamäki Oyj	3.4	–2.9	3.8	5.4	7.1	3.7	6.3	4.5	13.6	14.4	14.8	14.6
Sealed Air Corporation	3.2	2.3	5.5	2.7	10.0	9.4	5.6	4.5	20.9	22.4	22.5	22.8
Mean—Other Packaging Companies	4.2%	1.8%	4.8%	3.2%	7.3%	6.8%	5.6%	3.6%	18.6%	19.0%	19.1%	19.2%
Median—Other Packaging Companies	3.4%	2.3%	3.8%	2.7%	7.1%	3.7%	5.6%	4.5%	20.9%	19.4%	19.0%	19.1%
Mean—Consolidated	3.6%	1.6%	6.0%	3.8%	6.7%	7.8%	6.5%	4.5%	17.9%	18.6%	18.6%	18.8%
Median—Consolidated	3.2%	2.3%	5.5%	4.4%	7.0%	9.4%	6.3%	4.5%	17.1%	17.9%	17.8%	18.1%
AMPSA	4.0%	2.3%	10.7%	18.6%	6.5%	8.4%	20.0%	24.3%	15.2%	15.8%	17.1%	17.9%

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted to exclude rent expense and non-operating pension (benefit)/cost

        Duff & Phelps also analyzed the selected public companies' trading multiples of enterprise value to projected EBITDA, EBITA, and revenue, as shown below:

(in millions, except per share data)

COMPANY INFORMATION	MARKET DATA			ENTERPRISE VALUE AS MULTIPLE OF
Company Name	Common Stock Price on 02/19/2021	% of 52- Week High	Enterprise Value	LTM EBITDA	2021 EBITDA	2022 EBITDA	LTM EBITA	2021 EBITA	2022 EBITA	LTM Revenue	2021 Revenue	2022 Revenue
Core Companies
Ball Corporation	$90.48	88.0%	$36,737	17.4x	15.7x	14.4x	22.6x	19.8x	17.7x	3.12x	2.79x	2.60x
Crown Holdings, Inc.	101.01	99.1	21,542	11.3	10.4	9.8	13.4	12.2	11.4	1.86	1.71	1.64
Mean—Core Companies		93.6%	29,139	14.3x	13.1x	12.1x	18.0x	16.0x	14.6x	2.49x	2.25x	2.12x
Median—Core Companies		93.6%	29,139	14.3x	13.1x	12.1x	18.0x	16.0x	14.6x	2.49x	2.25x	2.12x
Other Packaging Companies
Silgan Holdings Inc.	$38.68	95.6%	$7,185	8.9x	8.1x	8.0x	12.3x	10.8x	10.7x	1.46x	1.35x	1.31x
Winpak Ltd.	31.39	75.1	1,601	8.2	8.0	7.9	10.6	10.4	10.2	1.87	1.81	1.79
Berry Global Group, Inc.	57.21	93.8	18,657	8.0	7.9	7.5	10.4	10.3	9.7	1.55	1.50	1.44
Amcor plc	11.42	92.1	24,507	12.0	11.8	11.3	15.0	14.7	14.0	1.96	1.90	1.86
AptarGroup, Inc.	132.24	91.4	9,954	15.9	14.5	13.7	22.4	18.3	16.6	3.40	3.19	3.06
Huhtamäki Oyj	46.91	82.9	6,215	10.8	10.1	9.7	17.6	16.0	14.9	1.55	1.49	1.42
Sealed Air Corporation	43.66	91.1	10,267	9.3	8.8	8.5	10.7	10.0	9.5	2.09	1.98	1.93
Mean—Other Packaging Companies		88.9%	11,198	10.4x	9.9x	9.5x	14.1x	12.9x	12.2x	1.98x	1.89x	1.83x
Median—Other Packaging Companies		91.4%	9,954	9.3x	8.8x	8.5x	12.3x	10.8x	10.7x	1.87x	1.81x	1.79x
Mean—Consolidated		89.9%	15,185	11.3x	10.6x	10.1x	15.0x	13.6x	12.7x	2.10x	1.97x	1.89x
Median—Consolidated		91.4%	10,267	10.8x	10.1x	9.7x	13.4x	12.2x	11.4x	1.87x	1.81x	1.79x

LTM = Latest Twelve Months

Enterprise Value = (Market Capitalization + Management Equity + Debt + Capitalized Leases + Pension Liabilities + Preferred Stock + Non-Controlling Interest) – (Cash & Equivalents + Net Non-Operating Assets)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted to exclude rent expense and non-operating pension (benefit)/cost

EBITA = Earnings Before Interest, Taxes, and Amortization, adjusted to exclude rent expense and non-operating pension (benefit)/cost

        Duff & Phelps selected a range of multiples for AMPSA, taking into account its size, growth outlook, profit margins and other characteristics relative to the selected public companies, specifically Ball Corporation and Crown Holdings, Inc. Based on the foregoing and using its professional judgment, the selected companies analysis indicated an implied enterprise value reference range for AMPSA of approximately $8.1 billion to $9.6 billion.

Selected Transactions Analysis.

        Duff & Phelps reviewed, but did not utilize for purposes of its analysis or opinion, financial information for certain selected transactions involving target companies with businesses that were deemed relevant to its analysis. Duff & Phelps did not rely on its review of certain selected transactions due to the lack of transactions involving pure play beverage can target companies. Duff & Phelps included the values of such transactions for informational purposes only.

Earnout Valuation

        Duff & Phelps also performed a valuation of the contingent consideration issuable by AMPSA to AGSA subject to attainment of certain stock price hurdles over a five year period from the 180th day following the closing of the Merger. The valuation was based on volatility scenarios of 20%, 25% and 30% as implied by the comparable companies. Based on such analysis, the total potential value of the earnout under the assumed scenarios ranged from approximately $233 million to $355 million.

Other Matters

        Duff & Phelps was retained by GHV to provide an opinion to GHV Board of Directors as to the fairness, from a financial point of view, to GHV of the consideration in the Business Combination. Pursuant to the terms of its engagement, Duff & Phelps became entitled to a fee of $500,000 for its services, $250,000 of which was paid upon Duff & Phelps' delivery of the opinion to GHV's Board of Directors and the remainder of which will become payable upon closing of the Merger. No portion of Duff & Phelps' fee is contingent upon the conclusion expressed in its opinion. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps' standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. GHV has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Duff & Phelps in connection with the engagement. GHV has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

        Other than this engagement, during the two years preceding the date its opinion was delivered, Duff & Phelps provided tax advisory services to certain subsidiaries of AMPSA for which it has received aggregate fees of approximately $20,000 and customary expense reimbursement and indemnification.

Certain Financial Projections Provided to GHV's Board

        In December 2020, AMPSA provided GHV with its internally prepared projections for the fiscal years ending December 31, 2021 through December 31, 2024. The prospective financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared solely for internal use for capital budgeting and other management purposes, on a reasonable basis, using the best currently available estimates and judgements to management's knowledge and belief at the time. These projections are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. These projections were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results.

        While presented in this proxy statement/prospectus with numeric specificity, the projections reflect numerous assumptions, including assumptions with respect to general business, economic, market (including expected demand and supply expectations), regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond AMPSA's control, such as the risks and uncertainties contained in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" located elsewhere in this proxy statement/prospectus. The material assumptions underlying the projections included certain assumptions with respect to weighted average cost of capital, carry-forward net operating losses and terminal revenue multiples as well as certain revenue projections summarized in the first chart below that were provided by AMPSA. The projections reflect the consistent application of the accounting policies of AMPSA and should be read in conjunction with the accounting policies included in Note 2 of the Combined Financial Statements included elsewhere in this proxy statement/prospectus.

        The financial projections, including total revenue, adjusted EBITDA, capital expenditures/Business Growth Investment and net working capital are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond AMPSA's control. Since the unaudited forecasted financial information covers multiple years, such information, by its nature, becomes less predictive with each successive year. There will be differences between actual and projected results, there can be no assurance that the projected results will be realized, and actual results may differ materially from those contained in the projections. The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that AMPSA or its representatives consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.

        Certain of the measures included in the financial projections may be considered non-IFRS financial measures, including Adjusted EBITDA and Free Cash Flow. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as presented below may not be comparable to similarly titled amounts used by other companies.

        Financial measures provided to a financial advisor are excluded from the definition of non-IFRS financial measures and therefore, are not subject to SEC rules regarding disclosures of non-IFRS financial measures, which would otherwise require a reconciliation of a non-IFRS financial measure to a IFRS financial measure. Reconciliations of non-IFRS financial measures were not relied upon by Duff & Phelps for purposes of its financial analysis as described above in "—Opinion of GHV's Financial Advisor" located elsewhere in this proxy statement/prospectus or by the GHV board of directors in connection with its consideration of the Merger. Accordingly, a reconciliation of the non-IFRS financial measures is not provided.

        The projections were requested by, and disclosed to, GHV for use as a component in its overall evaluation of AMPSA. The projections are included in this proxy statement/prospectus because they were provided to the GHV Board for its evaluation of the Business Combination and were provided to Duff & Phelps for its use in connection with its financial analyses and opinion to the GHV Board, as described in the section entitled "Opinion of GHV's Financial Advisor" and as set forth as Annex B to this proxy statement/prospectus.

        Neither AMPSA's management nor any of AMPSA's representatives has made or makes any representation to any person regarding the performance of AMPSA following the Business Combination compared to the information contained in the projections, and neither AMPSA's management nor any of AMPSA's representatives intends to or undertakes any obligation to update or otherwise revise the projections or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are no longer appropriate. Accordingly, they should not be looked upon as guidance of any sort. Following the Merger, AMPSA will not refer back to these forecasts in its future periodic reports filed under the Exchange Act. In light of the foregoing and the uncertainties inherent in the prospective financial information included in this section, stockholders of GHV are cautioned not to place undue, if any, reliance on such information.

        Neither GHV's nor AMPSA's independent auditors, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the any prospective financial information provided to the GHV Board or contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

        The projections are the responsibility of AMPSA's management. AMPSA management have no responsibility for, and were not consulted with respect to, any adjustments made by GHV or Duff & Phelps to the prospective financial information provided by AMPSA to GHV and summarized in the first chart below. PricewaterhouseCoopers, AMPSA's independent registered accounting firm, has not audited, reviewed, examined, compiled or otherwise performed procedures with respect to the accompanying financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The PricewaterhouseCoopers report included in this proxy statement/prospectus relates to previously issued financial statements of AMPSA. It does not extend to the projections and should not be read as if it does.

        The key elements of the projections are summarized below:

($ in millions)

	Financial Projections
Fiscal Year Ending December 31,	2021P	2022P	2023P	2024P
Total Revenue	$3,819.8	$4,531.7	$5,198.5	$5,521.4
Growth	10.7%	18.6%	14.7%	6.2%
Adjusted EBITDA	$654.3	$813.1	$996.4	$1,117.1

Margin	17.1%	17.9%	19.2%	20.2%

Growth	20.0%	24.3%	22.5%	12.1%
Capital Expenditures/BGI	$898.9	$676.9	$349.0	$305.0
Net Working Capital	$(90.9)	$(82.9)	$(48.9)	$(60.1)

as % of Total Revenue	(2.4)%	(1.8)%	(0.9)%	(1.1)%

Notes:

1.
Total Revenue increases at a compound annual growth rate ("CAGR") of 12.5% for the four-year period from 2020 (as reported at an exchange rate of €1.00 = $1.14) through 2024 (as projected assuming an exchange rate of €1.00 = $1.19).

2.
Adjusted EBITDA increases at a CAGR of 19.7% for the four-year period from 2020 (as reported at an exchange rate of €1.00 = $1.14) through 2024 (as projected assuming an exchange rate of €1.00 = $1.19).

3.
Capital expenditures average 12.7% of Total Revenue over the 2021 to 2024 projection period.

4.
BGI means capital expenditure in respect of the announced business growth investment program.

5.
AMPSA defines Adjusted EBITDA as profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization, and exceptional operating items.

6.
Capital Expenditures (including BGI) is defined as the sum of purchase of property, plant and equipment and intangible assets, net of proceeds from disposal of property, plant and equipment.

7.
Net Working Capital means working capital as defined in note 3 to the "Selected Historical Combined Financial and Other Data of the AMP Business," adjusted for corporate income tax receivable and capital expenditure payable.

        GHV provided to Duff & Phelps the financial projections it had received from AMPSA for purposes of the financial analyses to be performed by Duff & Phelps in connection with rendering its fairness opinion. Duff & Phelps used those financial projections and other information and data provided by GHV (for which AMPSA has no responsibility) as the basis for a discounted cash flow analysis. Beyond the projection period, Duff & Phelps estimated the "terminal value" using a perpetuity formula assuming a 3.25% terminal growth rate. The resulting cash flows and an estimated terminal value, set forth below, were discounted at a weighted average cost of capital range of 9.00% to 10.00%:

($ in millions)

	Financial Projections
					Normalized Terminal
Fiscal Year Ending December 31,	2021P	2022P	2023P	2024P
Total Revenue	$3,819.8	$4,531.7	$5,198.5	$5,521.4	$5,521.4
Growth	10.7%	18.6%	14.7%	6.2%
Adjusted EBITDA	$654.3	$813.1	$996.4	$1,117.1	$1,117.1
Adjusted EBITDA Margin	17.1%	17.9%	19.2%	20.2%	20.2%
Earnings Before Interest and Taxes*	$10.3	$357.7	$734.2	$899.3	$1,004.4
Pro Forma Taxes @ 25%	(2.6)	(89.4)	(183.6)	(224.8)	(251.1)

Net Operating Profit After Tax	$7.7	$268.2	$550.7	$674.5	$753.3
Tax Depreciation	$644.0	$455.4	$262.2	$217.8	$112.7
Capital Expenditures	(898.9)	(676.9)	(349.0)	(305.0)	(118.6)
Capital Lease Expense	(47.3)	(49.9)	(53.3)	(55.8)	(55.8)
(Increase)/Decrease in Working Capital	(17.1)	(8.0)	(34.0)	11.2	1.9

Free Cash Flow(1)	$(311.6)	$(11.1)	$376.6	$542.7	$693.5

*
Earnings Before Interest and Taxes is stated above after deduction of tax depreciation.

(1)
Free Cash Flow is defined as net operating profit after tax plus tax depreciation less capital expenditures less capital lease expense plus the change in working capital.

Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors

        In considering the recommendation of GHV's Board to vote for the proposals presented at the Special Meeting, including the Merger Proposal, you should be aware that aside from their interests as stockholders, GHV's Sponsor and certain members of GHV's Board and officers have interests in the Business Combination that are different from, or in addition to, the interests of GHV's stockholders generally. GHV's Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to GHV's stockholders that they vote in favor of the proposals presented at the Special Meeting, including the Merger Proposal. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Merger Proposal. These interests include, among other things:

  •
  the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

  •
  the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the Merger Effective Time (based on per share price of $10), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

  •
  the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

  •
  if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

  •
  the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

  •
  the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

  •
  that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

  •
  the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
  •
  the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

  •
  that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

  •
  the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

Potential Actions to Secure Requisite Stockholder Approvals

        In connection with the stockholder vote to approve the Merger Proposal, the Sponsor and GHV's directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of GHV Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Merger for a per-share pro rata portion of the Trust Account. None of the Sponsor or GHV's directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of GHV Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or GHV's directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. The purpose of such share purchases would be to increase the likelihood of obtaining stockholder approval of the Merger Proposal or to satisfy the Minimum Cash Closing Conditions in the Business Combination Agreement.

Listing of AMPSA Shares

        Approval of the listing on NYSE of the AMPSA Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party's obligation to complete the Merger.

Accounting Treatment of the Business Combination

        As the first step within the Business Combination, AGSA will undertake the Pre-Closing Restructuring whereby AGSA will effect a series of transactions that will result in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions are accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA does not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA will continue to be a wholly owned subsidiary of AGSA.

        The capital reorganization will be followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction will be accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominantly of cash in the Trust Account. Under this method of accounting, GHV will be treated as the "acquired" company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business will comprise the ongoing operations of AMPSA; (ii) senior management will comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA will have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

        In accordance with IFRS 2, the difference in the fair value of the consideration (shares and warrants issued by AMPSA) for the acquisition of GHV over the fair value of the identifiable net assets of GHV will represent a service for listing of AMPSA and be accounted for as an expense for a share-based payment. The consideration for the acquisition of GHV was determined using the closing price of GHV´s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols "GRSV" and "GRSVW" as of March 3, 2021.

 THE BUSINESS COMBINATION AGREEMENT

        This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. This summary is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is attached as Annex A hereto. The Business Combination Agreement was amended by amendment dated as of March 5, 2021 by the parties thereto to reflect certain typographical and other immaterial corrections, and the copy of the agreement attached hereto as Annex A reflects such amendment. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The Business Combination

        On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Structure of the Business Combination

        Pursuant to the Business Combination Agreement, the parties intend to consummate the Business Combination. Following the merger of GHV with and into MergeCo, GHV would become a direct wholly owned subsidiary of AMPSA. Pursuant to the Business Combination Agreement, each of the following transactions will occur in the following order:

  •
  Prior to the Closing, pursuant to the Transfer Agreement by and between AGSA and AMPSA, AGSA will effect the Pre-Closing Restructuring;

  •
  AMPSA intends to incur indebtedness under the documents related to the Debt Financing documents in an amount that would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal amount of no more than $2,800,000,000 (which may be denominated in USD, Euros or a combination of the foregoing), which AMPSA expects to incur pursuant to the Notes Offering;

  •
  At Closing, the Subscribers will subscribe for 60,000,000 AMPSA Shares for an aggregate purchase price payable to AMPSA of $600,000,000 (excluding the GHV Sponsor Backstop); and

  •
  At Closing, MergeCo will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA, and all shares of GHV Class A Common Stock outstanding immediately prior to the Merger Effective Time, other than any Excluded Shares (as defined in the Business Combination Agreement), will be contributed to AMPSA in exchange for AMPSA Shares, and all GHV Warrants outstanding immediately prior to the Merger Effective Time will be converted into AMPSA Warrants.

        The following diagram shows the current ownership structure of Gores Holdings V, Inc. (excluding the impact of the shares underlying the GHV Warrants).

(1)
For more information about the ownership interests of GHV's Initial Stockholders, including the Sponsor, prior to the Business Combination, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management."

        The following diagram shows the current ownership structure of Ardagh Metal Packaging S.A., giving effect to the Pre-Closing Restructuring.

(1)
For more information about the ownership interests of Ardagh Metal Packaging S.A., prior to the Business Combination, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management."

(2)
The diagram above only shows certain subsidiaries of Ardagh Metal Packaging S.A.

        The following diagram shows the pro forma ownership percentages (excluding the impact of the shares underlying the AMPSA Warrants) and structure of AMPSA immediately following the consummation of the PIPE and the Merger.

(1)
The diagram above only shows select subsidiaries of Ardagh Metal Packaging S.A.

Consideration to Be Received in the Business Combination

        The aggregate consideration to be paid to AGSA pursuant to the Transfer Agreement and the Business Combination Agreement consists of (a) $2,315,000,000, payable in cash and in equivalent U.S. dollars or euros (or a combination thereof), (b) 484,956,250 AMPSA Shares, (c) a promissory note issued by AMPSA in the amount of $1,085,000,000, to be paid in cash at the Closing or, in certain circumstances, a combination of cash and AMPSA Shares, and (d) the right to receive, during the five-year period commencing 180 days after the Closing, up to 60,730,000 additional AMPSA Shares in five equal installments if the price of AMPSA Shares maintains for a certain period of time a volume weighted average price greater than or equal to $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable.

Ownership of AMPSA Upon Completion of the Business Combination

        Following the Business Combination, GHV shall be a direct wholly owned subsidiary of AMPSA.

Representation and Warranties

        The Business Combination Agreement contains customary representations, warranties and covenants of AMPSA, AGSA, GHV and MergeCo relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conduct of Business Pending Consummation of the Business Combination; Covenants

Conduct of Business by AMPSA, AGSA and MergeCo pending the Business Combination

        From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Merger Effective Time, except (i) as required by applicable law, governmental order or other directive by a governmental authority, (ii) as set forth in certain sections of the AGSA disclosure schedules, (iii) for the Pre-Closing Restructuring, (iv) as expressly contemplated by the Business Combination Agreement, and (v) with the prior written consent of GHV, AGSA shall (solely with respect to the AMP Business), and shall cause the AMP Entities to: (A) conduct the AMP Business in the ordinary course of business consistent with past practice in all material respects; provided, that, in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 or legal requirements related to COVID-19 (including any COVID-19 Measures), AGSA and the AMP Entities shall not be deemed to be acting outside of the ordinary course of business, so long as such actions or omissions are reasonably designed to protect the health or welfare of employees, directors, officers or agents or to meet such legal requirements; (B) not (y) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, or (z) effect any recapitalization, reclassification, split or other change in its capitalization, in each case, by or involving an AMP Entity; (C) not grant, create, assume or otherwise incur any encumbrance (other than a permitted encumbrance) on any assets of any AMP Entity or with respect to the AMP Business, other than in the ordinary course of business consistent with past practice or any encumbrance that will be released in full on or prior to the Closing; (D) not sell, transfer, assign, lease, sublease, license or otherwise dispose of any material assets (excluding intellectual property) of any AMP Entity or of the AMP Business, other than in the ordinary course of business consistent with past practice (which ordinary course of business consistent with past practice includes, for the avoidance of doubt, the financing or sale of accounts receivable in connection with any factoring or other supply chain financing arrangements of a type that have historically been entered into in the operation of the AMP Business); (E) not (x) amend the organizational documents of any of the AMP Entities, (y) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding up of any of the AMP Entities, or (z) form or establish a subsidiary that would be an AMP Entity; (F) not amend or make any changes to the accounting policies, methods, principles or practices of any AMP Entity or otherwise relating to the AMP Business, unless required by GAAP, IFRS or applicable law; (G) not authorize, issue, sell, convey, transfer, pledge, grant, redeem, repurchase or otherwise dispose of or acquire any shares of capital stock or other equity or ownership interests of any AMP Entity (or securities convertible into or exchangeable for any such equity or ownership interests), or any options, warrants, puts, calls, appreciation rights or units, phantom equity rights, or other similar rights with respect to or to purchase or subscribe for, equity or ownership interests of any AMP Entity, or permit any encumbrances to be imposed on any such interests (other than any encumbrance that will be released on or prior to the Closing); (H) not incur, assume or guarantee any indebtedness for borrowed money other than (w) in connection with the Debt Financing, (x) indebtedness that shall be repaid, settled, canceled or terminated prior to the Closing (y) intercompany indebtedness between AMP Entities, and (z) to replace indebtedness (on substantially similar terms) that is maturing, expiring or otherwise terminating; (I) not (y) abandon, fail to maintain, sell, transfer, assign, license, cancel, allow to lapse or expire or otherwise dispose of any material owned intellectual property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or (z) disclose any material trade secret included in the owned intellectual property to any other person (other than in the ordinary course of business to a person bound by customary written confidentiality obligations); (J) except as required under the terms of any plan or collective bargaining agreement as in effect on the date of the Business Combination Agreement or applicable law or as contemplated by the Business Combination Agreement, not (x) enter into, adopt or amend any plan that would be an AMP Business Plan (as defined in the Business Combination Agreement) if in effect on the date hereof, other than amendments that are generally applicable to employees of AGSA and its affiliates and do not disproportionately impact AMP Business Employees (as defined in the Business Combination Agreement), (y) increase the compensation and benefits provided to any AMP Business Employee or former employee thereof, other than any AMP Business Employees with annual base salary or wages of less than $150,000, or (z) terminate (other than for cause) any director or executive officer of the AMP Entities, or give notice of any such action; (K) not enter into or materially amend any collective bargaining agreement (or enter into any other material commitment with any employee representative body) covering any AMP Business Employee, except to renew or replace an existing collective bargaining agreement on substantially similar terms or as required as a result of the transactions or by law; (L) not (v) make, change or revoke any material tax elections, (w) change any method of tax accounting, (x) file any amended material tax return, (y) enter into any closing agreement or similar agreement with respect to taxes, or (z) settle or compromise any material tax liability or surrender any right to claim a material tax refund, offset or other reduction in a material tax liability, in each case, unless otherwise required by applicable law (except, in each case, in the ordinary course of business and not otherwise adverse to any AMP Entities or favor the Ardagh Entities (as defined in the Business Combination Agreement) as compared to the AMP Entities); (M) not enter into any (y) material line of business or (z) business that is unrelated to the AMP Business; (N) not release, assign, compromise, settle or agree to settle any action material to the AMP Entities or their respective properties or assets, or to the AMP Business, unless such action or settlement is solely monetary in nature and involves payments of less than $1,000,000 in the aggregate; or (O) not enter into an enforceable agreement, or otherwise agree or commit to do any of the foregoing.

Conduct of Business by the Company pending the Merger

        From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Merger Effective Time, except (i) as required by applicable law, (ii) as set forth on the GHV disclosure schedules, (iii) as expressly contemplated by the Business Combination Agreement, and (iv) with the prior written consent of AGSA, GHV shall not: (A) amend the GHV organizational documents; (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than pursuant to the redemption rights provided in the GHV organizational Documents; (C) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the GHV Common Stock or GHV Warrants, other than pursuant to the redemption rights provided in the GHV organizational documents; (D) other than in connection with the transactions, issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of GHV or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of GHV; (E) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets or enter into any strategic joint ventures, partnerships or alliances with any other person; (F) incur any indebtedness (other than indebtedness not to exceed $1,500,000 that is incurred by GHV and, to the extent outstanding as of the Closing Date, reimbursable by AMPSA as transaction expenses); (G) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by GAAP or applicable law; (H) hire any person; increase the compensation or benefits payable or to become payable to any GHV Employee (as defined in the Business Combination Agreement) or grant any equity or equity-based awards or awards with respect to the transactions to any GHV Employee; or enter into or adopt any plan or collective bargaining agreement (or enter into any other material commitment with any employee representative body); (I) not (v) make, change or revoke any material tax elections, (w) change any method of tax accounting, (x) file any amended material tax return, (y) enter into any closing agreement or similar agreement with respect to taxes, or (z) settle or compromise any material tax liability or surrender any right to claim a material tax refund, offset or other reduction in a material tax liability, in each case, unless otherwise required by applicable law except, in each case, in the ordinary course of business or not otherwise adverse to any AMP Entities; (J) liquidate, dissolve, reorganize or otherwise wind up the business and operations of GHV; (K) amend the trust agreement or any other agreement related to the Trust Account; or (L) enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

Board of Directors

        At Closing, AMPSA's board of directors shall be comprised of eleven directors, of whom (i) nine shall be appointed by AGSA, including the chairperson of the board, and (ii) two independent directors shall be appointed upon proposal for nomination by the Sponsor pursuant to the Business Combination Agreement. See the section entitled "Certain Agreements Related to the Business Combination—Shareholders Agreement" for additional information regarding post-closing nomination rights with respect to AMPSA's board of directors.

Conditions to Closing the Merger

General Conditions

        Under the Business Combination Agreement, the obligations of the parties to consummate the Merger are conditioned on the satisfaction or waiver (where permissible) of the following conditions at or prior to the Closing: (a) no action or governmental order or law shall have been enacted, issued, promulgated, enforced or entered that restrains, enjoins or otherwise prohibits the consummation of the transactions or would cause any of the transactions to be rescinded following the Closing; (b) the Merger Proposal shall have been approved and adopted by the requisite affirmative vote of the GHV stockholders; (c) a Luxembourg statutory independent auditor (réviseur d'entreprises agréé) of AMPSA shall have issued appropriate reports regarding the contributions relating to the AMPSA Shares to be issued in respect of the contributions in kind relating to the AMPSA Shares to be issued to AGSA and GHV stockholders; (d) all closing conditions to the PIPE Investment shall have been satisfied or waived and the PIPE Investment Amount shall have been paid to AMPSA on the Closing Date; (e) the registration statement of which this proxy statement/prospectus forms a part shall have been declared effective under the Securities Act and no stop order or proceedings for purposes of suspending the effectiveness of the registration statement shall have been initiated by the SEC and not withdrawn; and (f) the AMPSA Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

GHV Conditions to Closing

        The obligations of GHV to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

  a)
  certain representations and warranties of AGSA, shall each be true and correct in all material respects as of the Closing Date, certain representations and warranties shall be true and correct as of the Closing Date, except for de minimis inaccuracies, and all other representations and warranties shall be true and correct as of the Closing Date, except where the failure of all other such representations and warranties to be true and correct does not result in an AMP Material Adverse Effect (as defined in the Business Combination Agreement);

  b)
  AGSA, AMPSA and MergeCo shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be complied with on or prior to the Closing Date;

  c)
  AGSA shall have delivered to GHV a certificate, signed by an officer of AGSA, certifying as to the satisfaction of the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(d) of the Business Combination Agreement;

  d)
  the Pre-Closing Restructuring shall have been completed in accordance with the terms of the Business Combination Agreement and the Transfer Agreement;

  e)
  no AMP Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred;

  f)
  The sum of (i) the GHV Closing Cash Amount plus (ii) the PIPE Investment Amount shall equal or exceed $685,000,000;

  g)
  AGSA shall have delivered to GHV the Closing deliverables set forth in Section 2.3(a) of the Business Combination Agreement; and

  h)
  AMPSA shall have received a tax opinion from KPMG LLP that the Merger should qualify for the Intended Tax Treatment (as defined in the Business Combination Agreement) that GHV can rely on as if addressed to it.

AMPSA, AGSA and MergeCo Conditions to Closing

        The obligations of AMPSA, AGSA and MergeCo to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

  a)
  certain representations and warranties of GHV shall each be true and correct in all material respects as of the Closing Date, certain representations and warranties shall be true and correct as of the Closing, except for de minimis inaccuracies, and all other representations and warranties of GHV shall be true and correct as of the Closing Date, except where the failure of all other such representations and warranties to be true and correct does not result in a GHV Material Adverse Effect (as defined in the Business Combination Agreement);

  b)
  GHV shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be complied with on or prior to the Closing Date;

  c)
  GHV shall have delivered to AGSA a certificate, signed by an officer of GHV, certifying as to the satisfaction of the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(d) of the Business Combination Agreement;

  d)
  no GHV Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred;

  e)
  the cash portion of the AGSA Consideration paid to AGSA by AMPSA shall equal or exceed $3,000,000,000; and

  f)
  GHV shall have delivered to AGSA the Closing deliverables set forth in Section 2.3(b) of the Business Combination Agreement.

Termination of the Business Combination Agreement

        The Business Combination Agreement may be terminated, and the Merger may be abandoned, as follows:

  a)
  by mutual written consent of GHV and AGSA;

  b)
  by GHV upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of the AGSA, AMPSA or MergeCo that remains uncured for more than 30 days after written notice of such breach is provided by GHV to AGSA, or if any representation or warranty of AGSA, AMPSA or MergeCo shall have become untrue or inaccurate, in either case such that the conditions set forth in Section 7.2(a) and Section 7.2(b) of the Business Combination Agreement would not be satisfied;

  c)
  by AGSA upon any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of GHV that remains uncured for more than 30 days after written notice of such breach is provided by AGSA to GHV, or if any representation or warranty of GHV shall have become untrue or inaccurate, in either case such that the conditions set forth in Section 7.3(a) and Section 7.3(b) of the Business Combination Agreement would not be satisfied;

  d)
  by either GHV or AGSA if the Merger Effective Time shall not have occurred on or prior to September 30, 2021, provided that the terminating party is not, either directly or indirectly through its affiliates, in breach or violation of any representation, warranty, covenant, agreement or obligation under the Business Combination Agreement and such breach or violation is the primary cause of the failure of a condition set forth in the Business Combination Agreement on or prior to September 30, 2021;

  e)
  by either GHV or AGSA if the Merger Proposal fails to receive the requisite vote for approval at GHV's Special Meeting of stockholders; and

  f)
  by either GHV or AGSA if any governmental authority will have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination.

Amendment; Waiver and Extension of the Business Combination Agreement

        The Business Combination Agreement may be amended in writing by all parties thereto at any time prior to the Merger Effective Time.

        At any time prior to the Merger Effective Time, (a) GHV may (i) extend the time for the performance of any obligation or other act of the AGSA, AMPSA or MergeCo, (ii) to the extent permitted by Law, waive any inaccuracy in the representations and warranties of AGSA contained in the Business Combination Agreement or in any document delivered by AGSA, AMPSA or MergeCo pursuant to the Business Combination Agreement, and (iii) waive compliance by AGSA, AMPSA or MergeCo with any of the terms or conditions to its own obligations contained in the Business Combination Agreement, or agree to an amendment or modification to the Business Combination Agreement; and (b) AGSA may (on its own behalf and on behalf of AMPSA and MergeCo) (i) extend the time for the performance of any obligation or other act of GHV, (ii) to the extent permitted by

Law, waive any inaccuracy in the representations and warranties of GHV contained in the Business Combination Agreement or in any document delivered by GHV pursuant to the Business Combination Agreement, and (iii) waive compliance by GHV with any of the terms or conditions to its own obligations contained in the Business Combination Agreement, or agree to an amendment or modification to the Business Combination Agreement. Any such amendment, extension or waiver shall be valid if set forth in an instrument in writing executed in the same manner as the Business Combination Agreement.

Governing Law; Consent to Jurisdiction

        The Business Combination Agreement is governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state, except to the extent mandatorily governed by the laws of the Grand Duchy of Luxembourg. All legal actions and proceedings arising out of or relating to the Business Combination Agreement will be heard and determined exclusively in any Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware). The parties to the Business Combination Agreement (a) irrevocably and unconditionally consented and submitted to the exclusive jurisdiction of the aforesaid courts, (b) irrevocably waived and agreed that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court, and (c) agreed that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware).

Expenses

        In the event that the Business Combination Agreement is validly terminated, all transaction expenses incurred in connection with the Business Combination Agreement and the Business Combination will be paid by the party incurring such transaction expenses. If the Merger is consummated, AMPSA will bear the reasonable and documented transaction expenses of all parties; provided that the transaction expenses of GHV shall not exceed $50,000,000.

Vote Required for Approval

        The Merger is conditioned on the approval of the Merger Proposal at the Special Meeting.

        The Merger Proposal (and consequently, the Business Combination Agreement and the Merger) will be adopted and approved only if at least a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting vote "FOR" the Merger Proposal. Failure to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the Merger Proposal.

        The Initial Stockholders have agreed to vote any shares of GHV Common Stock owned by them in favor of the Merger. As of the record date, the Sponsor, and GHV's directors and officers own 20% of the issued and outstanding shares of GHV Common Stock.

Recommendation of the Board of Directors

        THE GHV BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT GHV'S STOCKHOLDERS VOTE "FOR"
THE MERGER PROPOSAL.

 CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Transfer Agreement

        On February 22, 2021, AGSA and AMPSA entered into a Transfer Agreement, pursuant to which, prior to the Pre-Closing Restructuring Completion Date, AGSA will effect the Pre-Closing Restructuring through a series of transactions that will result in, among other things, AMPSA owning the AMP Business.

        The Transfer Agreement requires AMPSA to indemnify Ardagh Group and its affiliates for losses arising from AMPSA's business (including employee liabilities) and requires Ardagh Group to indemnify AMPSA for losses arising from Ardagh Group's business (including employee liabilities). The Transfer Agreement provides for other transactions, including the settlement of intercompany payables and receivables and the termination or transfer of various obligations and liabilities (including credit and support obligations) of the AMP Entities in favor of Ardagh Group's business, and of Ardagh Group in favor of the AMPSA's business.

        In addition, the Transfer Agreement contains non-competition and employee non-solicitation obligations of both AMPSA and Ardagh Group. For a period commencing at the Pre-Closing Restructuring Completion Date and ending on the earlier of (i) the fifth anniversary of the Pre-Closing Restructuring Completion Date or (ii) the date on which Ardagh Group no longer is the beneficial owner of more than 50% of the voting stock of AMPSA, Ardagh Group and its subsidiaries (excluding any AMPSA entity) will not engage in AMPSA's business as conducted on the date of the Transfer Agreement with the exception of services provided under the Services Agreement, and AMPSA and its subsidiaries will not engage in Ardagh Group's businesses as conducted on the date of the Transfer Agreement with the exception of services provided under the Services Agreement. For a period commencing at the Pre-Closing Restructuring Completion Date and ending on the earlier of (i) the second anniversary of the Closing or (ii) the date on which Ardagh Group no longer is the beneficial owner of more than 50% of the voting stock of AMPSA, none of Ardagh Group or its subsidiaries (excluding any AMP Entity) will solicit for employment or hire any AMP Employee (as defined in the Transfer Agreement) with an annual base salary or wages greater than €150,000, subject to certain exceptions. Similarly, for the same period, none of AMPSA or its subsidiaries will solicit for employment or hire any employee of Ardagh Group with an annual base salary or wages greater than €150,000, subject to certain exceptions.

Services Agreement

        In connection with the Pre-Closing Restructuring, AGSA and AMPSA will enter into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided pursuant to the Services Agreement include typical corporate functional support areas in order to complement the activities in areas which exist within the AMPSA Group (as defined in the Services Agreement). For each calendar year from 2021 through 2024, as consideration for the corporate services provided by Ardagh Group to AMPSA, AMPSA will provide corporate services to Ardagh Group and will pay Ardagh Group $33 million for the calendar year 2021 (prorated to reflect the timing of the Pre-Closing Restructuring Completion Date), $38 million for calendar year 2022, $39 million for calendar year 2023 and $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024, or if earlier, the date upon which AMPSA or Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

Shareholders Agreement

        In connection with the completion of the Merger, AGSA and AMPSA will enter into the Shareholders Agreement, pursuant to which, among other things, AGSA will have the right to nominate nine directors to the AMPSA's board of directors, of whom (i) one will initially be the current Chief Executive Officer of AGSA, who will serve as chairperson of the board; and (ii) at least three shall satisfy the independence requirements of NYSE. Two independent directors will be appointed upon proposal for nomination by the Sponsor as Class I directors pursuant to the terms of the Business Combination Agreement. In addition, for so long as AGSA holds at least 20% of the outstanding AMPSA Shares, AGSA will also have the right to: (A) nominate a number of directors to the AMPSA's board of directors at least proportional to the number of outstanding AMPSA Shares owned by AGSA; (B) designate the chairperson of the board of directors of AMPSA (who need not be a nominee of Ardagh Group); and (C) appoint a number of representatives to each committee of the board of AMPSA that is at least proportional to the number of outstanding AMPSA Shares owned by AGSA. In addition, for so long as Ardagh Group holds at least 40% of the outstanding shares in AMPSA, Ardagh Group will also have the right to approve certain material actions to be taken by AMPSA.

Subscription Agreement

        In connection with the execution of the Business Combination Agreement, AMPSA and GHV entered into the Subscription Agreements with the Subscribers, pursuant to which the Subscribers agreed to subscribe for, and AMPSA agreed to issue to the Subscribers, an aggregate of 60,000,000 AMPSA Shares, for a purchase price of $10.00 per share, for an aggregate cash amount of $600,000,000.

        The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Merger.

        Pursuant to the Subscription Agreements, AMPSA agreed that, within 30 calendar days after the Closing Date, it will file with the SEC (at AMPSA's sole cost and expense) a registration statement registering the resale of the PIPE Shares, and AMPSA will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

        Pursuant to the Subscription Agreement entered into by the GHV Sponsor, the GHV Sponsor committed to acquire 2,500,000 AMPSA Shares (which may be syndicated by it) and to the GHV Sponsor Backstop.

Registration Rights and Lock-Up Agreement

        In connection with the Closing, AMPSA, the Initial Stockholders and AGSA will enter into a Registration Rights and Lock-Up Agreement which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, AMPSA will agree that, as soon as practicable, and in any event within 30 days after the Closing, it will file with the SEC (at AMPSA's sole cost and expense) a registration statement registering the resale of any outstanding AMPSA Shares or any other equity security held by a party to the Registration Rights and Lock-Up Agreement and any other equity security of AMPSA issued or issuable with respect to any such AMPSA Share by way of a dividend or stock split in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, and AMPSA will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline.

        Subject to certain exceptions, including in connection with certain exchanges involving AGSA shareholders, AGSA may not transfer any AMPSA Shares beneficially owned or owned of record by it during the Share Lock-Up Period. During the Share Lock-Up Period, no Initial Stockholder may transfer AMPSA Shares beneficially owned or owned of record by such Initial Stockholder. During the period ending 30 days after the date of the Registration Rights and Lock-Up Agreement, no Initial Stockholder may transfer any GHV Warrants or any of the AMPSA Shares issued or issuable upon the exercise or conversion of such GHV Warrants beneficially owned or owned of record by such Initial Stockholder. The lock-up provisions are subject to a number of customary exceptions.

Warrant Assignment, Assumption and Amendment Agreement

        In connection with the Closing, AMPSA will enter into a Warrant Assignment, Assumption and Amendment Agreement with GHV and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent to assume GHV's obligations under the existing Warrant Agreement, dated August 11, 2020 with respect to the GHV Warrants.

 MATERIAL LUXEMBOURG TAX CONSIDERATIONS

        The following is a general description of certain Luxembourg tax considerations relating to AMPSA and the holders of AMPSA Shares or AMPSA Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the AMPSA Shares or AMPSA Warrants. Prospective purchasers should consult their own tax advisers as to which countries' tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

        The comments below are intended as a basic overview of certain tax consequences in relation to AMPSA and the purchase, ownership and disposition of AMPSA Shares or AMPSA Warrants under Luxembourg law. Tax matters are complex, and the tax consequences of the offering to a particular holder of AMPSA Shares or AMPSA Warrants will depend in part on such holder's circumstances. Accordingly, a holder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the offering to him or her, including the applicability and effect of Luxembourg tax laws.

        The summary in this Luxembourg taxation paragraph does not address the Luxembourg tax consequences for a holder of AMPSA Shares or AMPSA Warrants who:

          (i)    is an investor as defined in a specific law (such as the law on family wealth management companies of 11 May 2007, as amended, the law on undertakings for collective investment of 17 December 2010, as amended, the law on specialized investment funds of 13 February 2007, as amended, the law on reserved alternative investment funds of 23 July 2016, the law on securitisation of 22 March 2004, as amended, the law on venture capital vehicles of 15 June 2004, as amended and the law on pension saving companies and associations of 13 July 2005;

          (ii)   is a Luxembourg resident individual;

          (iii)  is, in whole or in part, exempt from tax; or

          (iv)  acquires, owns or disposes of AMPSA Shares or AMPSA Warrants in connection with a membership of a management board, a supervisory board, an employment relationship, a deemed employment relationship or management role.

        Where in this summary English terms and expressions are used to refer to Luxembourg tax concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg law.

Taxation of AMPSA

        AMPSA is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax and a solidarity surcharge (together the "Income Tax").

        In principle, dividends and capital gains realized by AMPSA are subject to Income Tax in Luxembourg. However, provided the conditions of the Luxembourg participation exemption regime are met, dividends and capital gains realized by AMPSA upon the disposal of shares are not taxable in Luxembourg. Capital gains realized in relation to a participation qualifying for the Luxembourg participation exemption may, however, be taxable up to the amount of expenses or value adjustments in recapture, i.e. expenses economically connected to an exempt participation, which have been deducted from the tax base of the Luxembourg company. Certain general as well as specific anti-abuse provisions may apply.

        Luxembourg net wealth tax ("NWT") will be due annually by AMPSA at the rate of 0.5% on its total net asset value below or equal to €500 million. The tranche above €500 million will be taxed at a rate of 0.05%.

        Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that, the relevant entity holds a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary's share capital or having an acquisition cost (including both share capital and share premium) of at least €1.2 million; there is no minimum holding period requirement.

        Companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and €350,000 are liable to a minimum annual NWT of €4,815. Other companies are liable to a minimum progressive tax (in an amount up to €32,100), depending on the total assets on their balance sheet.

Withholding taxation

        Any dividends distributed by AMPSA will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

        The concept "dividends distributed by AMPSA" as used in this Luxembourg taxation paragraph includes, but is not limited to, distributions in cash or in kind, proceeds paid by AMPSA upon a redemption or repurchase of ordinary AMPSA shares, repayments of capital and deemed and constructive distributions.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

        Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg for income tax purposes solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the AMPSA Shares or AMPSA Warrants.

Taxation of Luxembourg non-residents

        Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the AMPSA Shares or AMPSA Warrants is connected, are not liable to any Luxembourg income tax (other than a tax potentially levied by way of withholding at source), whether they receive payments upon redemption or repurchase of all AMPSA Shares or AMPSA Warrants, or realize capital gains on the sale of any AMPSA Shares or AMPSA Warrants, unless they sell a participation of more than 10% in the capital of AMPSA within 6 months of its acquisition or they have been a resident of Luxembourg for tax purposes for at least 15 years and have become a non-resident within the five years preceding the realization of the gain.

Taxation of Luxembourg residents

        Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the AMPSA Shares or AMPSA Warrants is connected, must include in their taxable income any income (including dividends) and the difference between the sale or redemption price and the tax book value of the AMPSA Shares or AMPSA Warrants sold or redeemed, unless the conditions of the Luxembourg participation exemption regime are met.

Net Wealth Tax

        Luxembourg net wealth tax will not be levied on the AMPSA Shares or AMPSA Warrants held by a corporate holder, unless: (a) such holder is a Luxembourg resident or (b) such AMPSA Shares or AMPSA Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment.

Other Taxes

        No registration tax will be payable by a holder of AMPSA Shares or AMPSA Warrants upon the disposal of AMPSA Shares or AMPSA Warrants by sale or exchange. The issuance as well as the redemption of shares by a Luxembourg resident company as well as any other changes to its articles of association are subject to a fixed registration tax in Luxembourg amounting to EUR 75. Registration duties may, moreover, be due if documents relating to the AMPSA Shares or AMPSA Warrants are (i) voluntarily registered in Luxembourg, (ii) appended to a document that requires obligatory registration in Luxembourg or (iii) deposited with the official records of a Luxembourg notary.

        There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the AMPSA Shares or AMPSA Warrants or in respect of the payment under the AMPSA Shares or AMPSA Warrants or in respect of the transfer of the AMPSA Shares and/or AMPSA Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to AMPSA if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

        No Luxembourg inheritance tax is levied on the transfer of the AMPSA Shares or AMPSA Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident or a deemed resident of Luxembourg for at the time of his or her death, the AMPSA Shares or AMPSA Warrants are included in his taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of the AMPSA Shares or AMPSA Warrants by way of gift unless the gift is registered in Luxembourg.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the qualifications, assumptions and limitations in the opinion attached as Exhibit 8.1, the statements of law and legal conclusions set forth below represent the opinion of Shearman & Sterling LLP.

        This section describes the material U.S. federal income tax considerations for beneficial owners of GHV Common Stock and GHV Warrants (collectively, the "GHV Securities") (i) of electing to have their GHV Common Stock redeemed for cash if the Merger is completed, (ii) of the Merger and (iii) of the ownership and disposition of AMPSA Shares and AMPSA Warrants ("AMPSA Securities") acquired pursuant to the Merger. This discussion applies only to GHV Securities and AMPSA Securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including the Medicare contribution tax on net investment income, or holders who are subject to special rules, including:

  •
  brokers or dealers;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

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  banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

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  U.S. expatriates or former long-term residents of the United States;

  •
  persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the GHV Common Stock or AMPSA Shares;

  •
  persons holding GHV Securities or AMPSA Securities as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

  •
  U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

  •
  persons who purchase shares in AMPSA as part of the PIPE Investment;

  •
  persons that received GHV Securities or AMPSA Securities as compensation for services; or

  •
  controlled foreign corporations or passive foreign investment companies.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds GHV Securities or AMPSA Securities, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners should consult their tax advisors regarding the U.S. federal income tax treatment of the Business Combination and of holding the GHV Securities or AMPSA Securities.

        This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the "Treasury Regulations"), published guidance by the Internal Revenue Service (the "IRS") and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of GHV Securities or AMPSA Securities. GHV and AMPSA have not sought and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

        ALL HOLDERS OF GHV SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF AMPSA SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of AMPSA

        A corporation generally is considered to be a tax resident for U.S. federal income tax purposes in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, AMPSA, which is incorporated under the laws of Luxembourg, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

        Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by one or more U.S. corporations (including through the acquisition of all of the outstanding shares of a U.S. corporation); (ii) the non-U.S. corporation's "expanded affiliated group" does not have "substantial business activities" in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities (this test is referred to as the "substantial business activities test"); and (iii) after the acquisition, the percentage of the shares of the non-U.S. acquiring corporation held by former shareholders of the acquired U.S. corporation(s) by reason of holding shares in the U.S. acquired corporation(s) (taking into account the receipt of the non-U.S. corporation's shares in exchange for each U.S. corporation's shares) as determined for purposes of Section 7874 (the "Section 7874 ownership percentage") is at least 80% (by either vote or value) (this test is referred to as the "80% ownership test" and the three-prong test described in clauses (i)–(iii) above is referred to as the "Section 7874(b) expatriation test").

        Further, Section 7874 can limit the ability of U.S. corporations and their U.S. affiliates acquired by "surrogate foreign corporations" to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if the Section 7874(b) expatriation test would be satisfied if the 80% ownership test were applied by substituting "60%" for "80%", in which case the taxable income of the U.S. corporations (and any U.S. person considered to be related to the U.S. corporations pursuant to applicable rules) for any given year, within a period beginning on the first date the U.S. corporations' properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporations' properties were acquired, will be no less than that person's "inversion gain" for that taxable year. A person's inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain. In addition, dividends paid by AMPSA would not qualify for "qualified dividend income" treatment. Further, the Tax Cuts and Jobs Act imposed additional requirements on a U.S. corporation that has failed the substantial business activities test and met the 60% ownership test, including that such U.S. corporation must include, as base erosion payments that may be subject to a minimum tax, any amounts treated as reductions in gross income paid to a related non-U.S. person within the meaning of Section 59A of the Code.

        Based upon the terms of the Pre-Closing Restructuring pursuant to the Transfer Agreement and the Merger, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, both GHV and AMPSA currently expect that the Section 7874 ownership percentage should be less than 60% after the Merger. Accordingly, AMPSA is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes and the U.S. subsidiaries of AMPSA are not expected to be subject to the limitations and other rules described above under Section 7874. However, whether the 80% ownership test (or 60% ownership test) has been satisfied must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances or adverse rule changes. In addition, the rules for determining ownership under Section 7874 are complex and unclear.

        If AMPSA were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders (as defined below) could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax. Furthermore, if the IRS were to successfully assert that the 60% ownership test has been met, the ability of the U.S. subsidiaries of AMPSA to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited.

        The remainder of this discussion assumes that AMPSA will not be treated as a U.S. corporation for U.S. federal income tax purposes and the U.S. subsidiaries of AMPSA will not be subject to the limitations and other rules under Section 7874.

U.S. Holders

        The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of GHV Securities or AMPSA Securities that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (1) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Merger

        GHV's obligation to effect the Merger is conditioned on the receipt by AMPSA of the Tax Opinion, providing that for U.S. federal income tax purposes the Merger, taken together with certain related transactions, should qualify as a transaction described under Section 351 of the Code and should not subject the GHV stockholders to U.S. federal income tax under Section 367 of the Code (subject to entry into gain recognition agreements by any such stockholders required to enter into such agreements to preserve tax-free treatment under Section 367 of the Code). Such opinion will be based on customary assumptions and on representations made by AGSA and GHV, as well as certain covenants and undertakings by AGSA and GHV. If any of the assumptions, representations, covenants or undertakings by AGSA or GHV is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion described above may be affected and the U.S. federal income tax consequences of the Merger could differ from those described herein. An opinion by KPMG LLP is not binding on the IRS or any court. Neither AGSA nor GHV intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, even if AMPSA receives the Tax Opinion, no assurance can be given that the IRS will not challenge the conclusions reflected in the Tax Opinion or that a court would not sustain such a challenge.

        Assuming the receipt and accuracy of the Tax Opinion described above, a U.S. holder that exchanges its GHV Common Stock in the Merger for AMPSA Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the AMPSA Shares received by a U.S. holder in the Merger should be equal to the adjusted tax basis of the GHV Common Stock surrendered in the Merger in exchange therefor. The holding period of the AMPSA Shares should include the holding period of the GHV Common Stock surrendered in the Merger in exchange therefor.

        To the extent the Merger does not so qualify, then a GHV stockholder that is a U.S. holder generally would recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the AMPSA Shares (and, if such U.S. holder is also surrendering GHV Warrants, AMPSA Warrants) received over (ii) such U.S. holder's adjusted tax basis in the GHV Common Stock (and GHV Warrants, if any) exchanged therefor. Any such gain would be capital gain, and would be long-term capital gain only if the U.S. holder's holding period for the GHV Common Stock (and GHV Warrants, if any) exceeds one year at the time of the Merger.

        The appropriate U.S. federal income tax treatment of the disposition of GHV Warrants in exchange for AMPSA Warrants in connection with the Merger is uncertain. It is possible that a U.S. holder of GHV Warrants could be treated as exchanging such GHV Warrants for "new" warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the AMPSA Warrants held by such U.S. holder immediately following the Merger and the adjusted tax basis of the GHV Warrants held by such U.S. holder immediately prior to the Merger. Alternatively, it is also possible that a U.S. holder of GHV Warrants could be treated as transferring its GHV Warrants and shares of GHV Common Stock to AMPSA for AMPSA Warrants and AMPSA Shares in an exchange governed only by Section 351 of the Code (and not by Section 368 of the Code). If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the AMPSA Warrants treated as received by such holder and the AMPSA Shares received by such holder over (y) such holder's aggregate adjusted tax basis in the GHV Warrants and GHV Common Stock treated as having been exchanged therefor) and (ii) the fair market value of the AMPSA Warrants treated as having been received by such holder in such exchange. However, if the deemed transfer of GHV Warrants also qualifies as part of a "reorganization" within the meaning of Section 368 of the Code, subject to Section 367(a) of the Code as discussed below, a U.S. holder of GHV Warrants generally should not recognize any gain or loss on any such deemed transfer of GHV Warrants, and such U.S. holder's basis in the AMPSA Warrants deemed received should be equal to the U.S. holder's basis in its GHV Warrants deemed transferred. The requirements for qualification of the Merger as a "reorganization" under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as an exchange under Section 351 of the Code.

        While not free from doubt, GHV and AMPSA intend to report the exchange of GHV Warrants for AMPSA Warrants as not qualifying as part of a "reorganization" within the meaning of Section 368 of the Code. U.S. holders of GHV Warrants are urged to consult with their tax advisors regarding the treatment of their GHV Warrants in connection with the Merger.

Section 367(a)

        Section 367(a) of the Code and the Treasury Regulations promulgated thereunder generally require a U.S. holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for nonrecognition treatment, unless certain conditions are met. U.S. holders of GHV Common Stock will be deemed to transfer shares of such stock to AMPSA in exchange for AMPSA Shares, and Section 367(a) would require gain (but not loss) recognition by such stockholders unless each of the following conditions is met: (i) the U.S. corporation complies with certain reporting requirements; (ii) no more than 50% of both the total voting power and the total value of the stock of AMPSA is received in the exchange, in the aggregate, by "U.S. transferors" (as defined in the Treasury Regulations), computed by taking into account direct, indirect and constructive ownership; (iii) no more than 50% of each of the total voting power and the total value of the stock of AMPSA is owned, in the aggregate, immediately after the exchange by "U.S. persons" (as defined in the Treasury Regulations) that are officers, directors or "five-percent target shareholders" of GHV (as defined in the Treasury Regulations), computed by taking into account direct, indirect and constructive ownership; (iv) either (A) the U.S. holder is not a "five-percent transferee shareholder" of AMPSA (as defined in the Treasury Regulations) or (B) the U.S. holder is a "five-percent transferee shareholder" of AMPSA and enters into an agreement with the IRS to recognize gain on the transferred GHV Common Stock under certain circumstances; and (v) the "active trade or business test" as defined in Treasury Regulation Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) AMPSA or any qualified subsidiary of AMPSA to be engaged in an "active trade or business" outside of the United States for the 36-month period immediately before the transfer and neither the transferors nor AMPSA to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of AMPSA to be at least equal to the fair market value of GHV, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer.

        It is currently expected that conditions (i), (ii), (iii) and (v) above will be met and AMPSA expects to receive the Tax Opinion to that effect. As a result, AMPSA does not expect Section 367(a) to apply with respect to the exchange of GHV Common Stock for AMPSA Shares (subject to entry into gain recognition agreements by any "five-percent transferee shareholder" of AMPSA required to enter into such an agreement to preserve tax-free treatment under Section 367 of the Code). However, U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Merger is complex and depends on factors that cannot be determined until the closing of the Merger and upon the interpretation of legal authorities and facts relating to the Business Combination. U.S. holders should consult with their own tax advisors regarding the potential application of Section 367(a) of the Code in their particular situation.

        To the extent that a U.S. holder of GHV Common Stock is required to recognize gain under Section 367(a) for any of the foregoing reasons, such U.S. holder would recognize gain, if any, in the Merger in an amount equal to the excess of (i) the sum of the fair market value of the AMPSA Shares (and, if such holder's GHV Warrants convert to AMPSA Warrants, the fair market value of the AMPSA Warrants) received by such holder, over (ii) such holder's adjusted tax basis in the GHV Common Stock (and GHV Warrants, if any) exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder's holding period for the GHV Common Stock (and GHV Warrants, if any) exceeds one year at the time of the Merger.

Redemption of GHV Common Stock

        In the event that a U.S. holder of GHV Common Stock exercises its right to have its GHV Common Stock redeemed pursuant to the redemption provisions described in the section of this registration statement captioned "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders—Redemption Rights", the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of GHV Common Stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning GHV Warrants) relative to all of shares of GHV Common Stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is "substantially disproportionate" with respect to the U.S. holder, results in a "complete termination" of the U.S. holder's interest in GHV or is "not essentially equivalent to a dividend" with respect to the U.S. holder. These tests are explained more fully below.

        In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of GHV Common Stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the GHV Warrants. In order to meet the substantially disproportionate test, the percentage of GHV's outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of GHV Common Stock must, among other requirements, be less than 80% of the percentage of GHV's outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder's interest if either all the shares of GHV Common Stock actually and constructively owned by the U.S. holder are redeemed or all the shares of GHV Common Stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the GHV Common Stock will not be essentially equivalent to a dividend if a U.S. holder's redemption results in a "meaningful reduction" of the U.S. holder's proportionate interest in GHV. Whether the redemption will result in a meaningful reduction in a U.S. holder's proportionate interest in GHV will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction."

        If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of GHV Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. holder's holding period for such GHV Common Stock exceeds one year. It is unclear, however, whether the redemption rights of a U.S. holder with respect to the GHV Common Stock may suspend the running of the applicable holding period for this purpose. If the running of the holding period is suspended, then non-corporate U.S. holders may not be able to satisfy the one year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of the GHV Common Stock would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder's tax basis in such holder's shares of GHV Common Stock generally will equal the cost of such shares. A U.S. holder that purchased GHV units would have been required to allocate the cost between the shares of GHV Common Stock and the warrants comprising the units based on their relative fair market values at the time of the purchase.

        If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits of GHV, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder's adjusted tax basis in such U.S. holder's GHV Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the GHV Common Stock. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed GHV Common Stock will be added to the U.S. holder's adjusted tax basis in its remaining stock, or, to the basis of stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

        Dividends deemed paid by GHV to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends deemed paid by GHV to a non-corporate U.S. holder generally will constitute "qualified dividends" that will be subject to tax at the rates accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the GHV Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

        A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

Distributions on AMPSA Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Rules," the gross amount of any distribution on AMPSA Shares generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received, but only to the extent that the distribution is paid out of AMPSA's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because AMPSA does not maintain, nor is it required to maintain, calculations of its earnings and profits under U.S. federal income tax principles, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

        With respect to non-corporate U.S. holders, dividends will be taxed at the lower applicable long-term capital gains rate (see "—Sale, Exchange, Redemption or Other Taxable Disposition of AMPSA Shares and AMPSA Warrants" below) if AMPSA Shares are readily tradable on an established securities market in the United States (which they will be if AMPSA shares are traded on the NYSE) and certain other requirements are met, including that AMPSA is not classified as a passive foreign investment company during the taxable year in which the dividend is paid or the preceding taxable year. There can be no assurance that AMPSA Shares will be considered readily tradable on an established securities market in future years. U.S. holders should consult their own tax advisors regarding the potential availability of the lower rate for any dividends paid with respect to AMPSA Shares.

        As discussed in the section of this registration statement captioned "Material Luxembourg Tax Considerations", withholding taxes may be imposed under Luxembourg law upon dividends paid by AMPSA. Subject to certain conditions and limitations, withholding taxes on dividends paid by AMPSA may be treated as foreign taxes eligible for credit or deduction against a U.S. holder's U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on AMPSA Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit or deduction under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of AMPSA Shares and AMPSA Warrants

        Subject to the discussion below under "—Passive Foreign Investment Company Rules," a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of AMPSA Securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder's adjusted tax basis in such securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of AMPSA Securities generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of AMPSA Securities generally will be treated as U.S. source gain or loss.

Exercise or Lapse of an AMPSA Warrant

        Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of an AMPSA Warrant, a U.S. holder generally will not recognize gain or loss upon the exercise of an AMPSA Warrant for cash. A U.S. holder's tax basis in an AMPSA Share received upon exercise of the AMPSA Warrant generally should be an amount equal to the sum of (i) the U.S. holder's tax basis in the AMPSA Warrant exchanged therefor and (ii) the exercise price. The U.S. holder's holding period for an AMPSA Share received upon exercise of the AMPSA Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the AMPSA Warrant and will not include the period during which the U.S. holder held the AMPSA Warrant. If an AMPSA Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder's tax basis in the AMPSA Warrant.

        The tax consequences of a cashless exercise of an AMPSA Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder's basis in the AMPSA Shares received would equal the holder's basis in the AMPSA Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder's holding period for the AMPSA Shares would be treated as commencing on the date of exercise of the warrants or the day following the date of exercise of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the AMPSA Shares would include the holding period of the AMPSA Warrants exercised therefor.

        It is also possible that a cashless exercise of an AMPSA Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised AMPSA Warrants treated as surrendered to pay the exercise price of the AMPSA Warrants (the "surrendered warrants"). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the AMPSA Warrants deemed surrendered and (ii) the U.S. holder's tax basis in the surrendered warrants. In this case, a U.S. holder's tax basis in the AMPSA Shares received would equal the U.S. holder's tax basis in the AMPSA Warrants exercised (meaning, the AMPSA Warrants disposed of by the U.S. holder in the cashless exercise, other than the surrendered warrants) and the exercise price of such AMPSA Warrants. It is unclear whether a U.S. holder's holding period for the AMPSA Shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants.

        Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of AMPSA Warrants.

Possible Constructive Distributions

        The terms of each AMPSA Warrant provide for an adjustment to the number of AMPSA Shares for which the AMPSA Warrant may be exercised or to the exercise price of the AMPSA Warrant in certain events, as discussed in the section of this registration statement captioned "Description of AMPSA's Securities." An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a AMPSA Warrant would, however, be treated as receiving a constructive distribution from AMPSA if, for example, the adjustment increases the holder's proportionate interest in AMPSA's assets or earnings and profits (e.g., through an increase in the number of AMPSA Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the AMPSA Shares which is taxable to the U.S. holders of such shares as described under "—Distributions on AMPSA Shares" above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from AMPSA equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

        The treatment of U.S. holders of the AMPSA Securities could be materially different from that described above if AMPSA is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation's assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and certain rents. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation's income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock), and the nature of such non-U.S. corporation's activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

        Based on the projected composition of AMPSA's income and assets (including the income and assets of each subsidiary for which AMPSA owns, directly or indirectly, 25% or more (by value) of its stock following the Merger), AMPSA does not expect to be classified as a PFIC for its taxable year that includes the date of the Merger or for any taxable year in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty as the composition of AMPSA's income and assets (including the income and assets of its applicable subsidiaries following the Merger) may change in the future and, therefore, no assurances can be provided that AMPSA will not be a PFIC for the taxable year that includes the date of the Merger or in a future year.

        If AMPSA is or becomes a PFIC during any year in which a U.S. holder holds AMPSA Securities and such holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to special tax rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of its AMPSA Securities, and (ii) any "excess distributions" it receives on its AMPSA Shares (generally, any distributions in excess of 125% of the average of the annual distributions on AMPSA Shares during the preceding three years or the U.S. holder's holding period, whichever is shorter). Generally, under this excess distribution regime:

  •
  the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held its AMPSA Securities;

  •
  the amount allocated to the current taxable year will be treated as ordinary income; and

  •
  the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In lieu of being subject to the special tax rules discussed above with regard to its AMPSA Shares, a U.S. holder may make a mark-to-market election with respect to its AMPSA Shares. A U.S. holder may make a mark-to-market election if such shares are treated as "marketable stock." The AMPSA Shares generally will be treated as marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a qualified non-U.S. exchange or other market (within the meaning of the applicable Treasury regulations). Although the AMPSA Shares are expected to be listed on the NYSE, no assurance can be given that the AMPSA Shares will be "regularly traded" for purposes of the mark-to-market election. AMPSA does not intend to provide information necessary for U.S. holders to make a "qualified electing fund" election which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If AMPSA is classified as a PFIC for any taxable year, a U.S. holder of AMPSA Shares will be required to file an annual report on IRS Form 8621. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder's taxable years being open to audit by the IRS until such Forms are properly filed.

        U.S. holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding AMPSA Securities in the event that AMPSA is considered a PFIC in any taxable year.

Additional Reporting Requirements

        U.S. holders who are individuals and certain entities will be required to report information with respect to such U.S. holder's investment in "specified foreign financial assets" on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions (including an exception for AMPSA Securities held in accounts maintained at certain financial institutions). An interest in AMPSA Securities constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to the ownership and disposition of AMPSA Securities.

Non-U.S. Holders

        The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a "non-U.S. holder" is a beneficial owner (other than a partnership or an entity or arrangement characterized as a partnership for U.S. federal income tax purposes) of GHV Securities or AMPSA

Securities that is not a U.S. holder, including a nonresident alien individual (other than certain former citizens and residents of the United States), a non-U.S. corporation, or a non-U.S. estate or trust.

        This section generally does not apply to an individual who is present in the United States for 183 days or more in a taxable year. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences of holding GHV Securities or AMPSA Securities.

The Merger

        The U.S. federal income tax consequences of the Merger to non-U.S. holders generally will correspond to the U.S. federal income tax consequences described under "—U.S. Holders—The Merger," above, except that Section 367(a) of the Code will not apply to any non-U.S. holder and, to the extent the Merger results in a taxable exchange of GHV Common Stock or GHV Warrants, the consequences for a non-U.S. holder of recognizing gain in such a taxable exchange would be the same as the consequences of recognizing gain on a sale or other disposition of AMPSA Securities described below under the heading "Non-U.S. Holders Generally."

Redemption of GHV Common Stock

        The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. holder's GHV Common Stock pursuant to the redemption provisions described in the section of this registration statement captioned "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders—Redemption Rights", will generally correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder's GHV Common Stock, as described under "—U.S. Holders—Redemption of GHV Common Stock," above.

        The consequences for a non-U.S. holder of recognizing gain in such a redemption would be the same as the consequences of recognizing gain on a sale or other disposition of AMPSA Securities described below under the heading "Non-U.S. Holders Generally."

        If the redemption does not qualify as a sale of stock under Section 302 of the Code, the portion of the redemption proceeds characterized as a distribution, which, to the extent of GHV's current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute a dividend for U.S. federal income tax purposes will be subject to a U.S. federal withholding tax on the gross amount of the dividend at a rate of 30%, unless (i) such dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States, or (ii) such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). To the extent that the amount of the distribution exceeds GHV's current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in its GHV Common Stock, and thereafter as gain realized, which will be treated the same as a sale or other disposition of AMPSA Securities described below under the heading "Non-U.S. Holders Generally." Dividends paid by GHV to a non-U.S. holder that are effectively connected with such non-U.S. holder's conduct of a trade or business within the United States (or if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will generally not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, the effectively connected income will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Non-U.S. Holders Generally

        Assuming that AMPSA is not treated as a U.S. corporation under the rules discussed above under "—U.S. Federal Income Tax Treatment of AMPSA", a non-U.S. holder of AMPSA Shares will not be subject to U.S. federal income tax or, subject to the discussion below under "—Information Reporting and Backup Withholding," U.S. federal withholding tax on any dividends (including constructive dividends) received on AMPSA Securities or any gain recognized on a sale or other disposition of AMPSA Securities (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder's AMPSA Shares) unless such dividend or gain (i) is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and (ii) if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States.

        Any such dividends and gains that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a corporate non-U.S. holder, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

        The U.S. federal income tax treatment of a non-U.S. holder's exercise of an AMPSA Warrant, or the lapse of a AMPSA Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. holder, as described under "—U.S. Holders—Exercise or Lapse of a AMPSA Warrant," above, although to the extent a cashless exercise results in a taxable exchange, the consequences for a non-U.S. holder of recognizing gain in such a taxable exchange would be the same as the consequences of recognizing gain on a sale or other disposition of AMPSA Securities described in the preceding paragraphs above regarding a non-U.S. holder's sale or other disposition of AMPSA Securities.

FATCA

        Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") impose a 30% withholding tax on payments of U.S.-source dividends (including a redemption of GHV Common Stock that is treated as a dividend), and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a redemption treated as a sale, in each case if paid to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, certain non-U.S. holders generally will be able to obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. holders located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the possible implications of FATCA upon the redemption of their GHV Common Stock.

        The IRS released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a redemption of GHV Securities that is treated as sale. In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. holder if (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its non-U.S. status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder's U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

 GHV STOCKHOLDER PROPOSAL NO. 1—MERGER PROPOSAL

        References in this section to "we," "our," "us," the "Company," or "Gores" generally refer to GHV.

Overview

        We are asking our stockholders to adopt the Business Combination Agreement and approve the Merger. Our stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled "The Business Combination," "The Business Combination Agreement" and "Certain Agreements Related to the Business Combination" for additional information and a summary of certain terms of the Merger, the Business Combination Agreement and the Related Agreements. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

        We may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting.

The Business Combination Agreement

        Please see the section entitled "The Business Combination Agreement."

Certain Agreements Related to the Business Combination

        Please see the section entitled "Certain Agreements Related to the Business Combination."

Background of the Business Combination

        Please see the section entitled "The Business Combination—Background of the Business Combination."

Opinion of GHV's Financial Advisor

        Please see the section entitled "The Business Combination—Opinion of GHV's Financial Advisor."

Independent Director Oversight

        The GHV Board is comprised of a majority of independent directors who are not affiliated with its Sponsor and its affiliates, including The Gores Group. In connection with the Business Combination, GHV's independent directors, Messrs. Randall Bort, William Patton and Jeffrey Rea, took an active role in evaluating the proposed terms of the Business Combination, including the Business Combination Agreement and the Related Agreements. As part of their evaluation of the Business Combination, GHV's independent directors were aware of the potential conflicts of interest with its Sponsor and its affiliates, including The Gores Group, that could arise with regard to the proposed terms of the Business Combination Agreement and the PIPE. The GHV Board did not deem it necessary to, and did not form, a special committee of the Board to exclusively evaluate and negotiate the proposed terms of the Business Combination, as the Board is comprised of a majority of independent and disinterested directors and did not deem the formation of a special committee necessary or appropriate. GHV's independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Business Combination Agreement and the Business Combination.

GHV's Board of Directors' Reasons for the Approval of the Business Combination

        Please see the section entitled "The Business Combination—GHV's Board of Directors' Reasons for the Approval of the Business Combination."

Satisfaction of 80% Test

        It is a requirement under GHV's current certificate of incorporation and the Nasdaq listing requirements that the business or assets acquired in GHV's initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for our initial business combination. As of February 22, 2021, the date of the execution of the Business Combination Agreement, the balance of the Trust Account was approximately $525,028,195 (excluding $18,375,000 of deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $420,022,556. In reaching its conclusion that the Business Combination meets the 80% asset test, the GHV Board reviewed the enterprise value of AMPSA of approximately $8.5 billion implied on February 22, 2021 by adding: (i) approximately $4,850 million of equity consideration in the post-combination company to be issued to the AMPSA Shareholders; (ii) approximately $3,400 million of cash consideration payable to the AMPSA Shareholders; (iii) the assumption of approximately $134 million of AMPSA's existing net indebtedness; (iv) the payment of approximately $45 million of certain transaction costs; and (v) the retention of GHV Founder Shares by our Initial Stockholders valued at approximately $98 million (after giving effect to the cancellation of 3,281,250 such shares). In determining whether the enterprise value described above represents the fair market value of AMPSA, the GHV Board considered all of the factors described above in this section and the fact that the purchase price for AMPSA was the result of an arm's length negotiation. As a result, the GHV Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Certain Financial Projections Provided to GHV's Board

        Please see the section entitled "The Business Combination—Certain Financial Projections Provided to GHV's Board"

Interests of Certain Persons in the Business Combination

        Please see the section entitled "The Business Combination—Interests of GHV Initial Stockholders and GHV's Other Current Officers and Directors."

Potential Actions to Secure Requisite Stockholder Approvals

        Please see the section entitled "The Business Combination—Potential Actions to Secure Requisite Stockholder Approvals."

Total Company Shares to be Issued in the Business Combination

        It is anticipated that, upon completion of the Merger, and assuming that no shares are elected to be redeemed: (i) the Public Stockholders (other than the Subscribers) will retain an ownership interest of approximately 8.6% in AMPSA; (ii) the Subscribers will own approximately 9.9% of AMPSA (such that Public Stockholders, including Subscribers, will own approximately 18.5% of AMPSA); (iii) the Initial Stockholders (including our Sponsor) will own approximately 1.6% of AMPSA; and (iv) AGSA will own approximately 79.9% of AMPSA.

        The Subscribers have agreed to purchase in the aggregate approximately 60,000,000 shares of GHV Class A Common Stock, for approximately $600,000,000 of gross proceeds, in the PIPE (excluding the GHV Sponsor Backstop). In this proxy statement, we assume that approximately $600,000,000 of the gross proceeds from the PIPE, in addition to funds from the Trust Account (plus any interest accrued thereon), will remain on AMPSA's balance sheet to fund ongoing growth initiatives and the payment of certain transaction expenses. The ownership percentage with respect to AMPSA following the Merger (i) does not take into account warrants to purchase GHV Class A Common Stock that will be converted into AMPSA Warrants but (ii) does include GHV Founder Shares, which will be converted into shares of GHV Class A Common Stock at the closing of the Merger on a one-for-one basis. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Company's existing stockholders in AMPSA following the consummation of the Merger will be different. For more information, please see the sections entitled "Summary of the Proxy Statement—AMPSA's Public Float" and "Unaudited Pro Forma Condensed Combined Financial Information."

Sources and Uses for the Business Combination

Sources & Uses
(No Redemption Scenario—Assuming No Redemptions of the Outstanding Public Shares
By Public Stockholders)
(in $ millions)

Sources			Uses
Debt Financing(1)	$2,775	Equity Consideration to AGSA(4)	$4,850
Cash in Trust Account(2)	525	Proceeds to AGSA(3)	3,400
Subscribers	600	Estimated Transaction Expenses(5)	111
Equity Consideration to AGSA(4)	4,850	Net Cash to AMPSA Balance Sheet(6)	389

Total Sources	$8,750	Total Uses	$8,750

(1)
Reflects the proceeds from the Notes Offering net of deferred financing fees. The proceeds of the Euro notes issued thereby have been translated to USD using the December 31, 2020 spot exchange rate of $1.227, used to prepare the pro forma condensed combined statement of financial position.

(2)
Assumes no Public Stockholder has exercised their redemption rights to receive cash from the Trust Account. This amount will be reduced by the amount of cash used to satisfy any redemption.

(3)
Proceeds to AGSA are calculated assuming proceeds of $2,315.0 million from the Debt Financing and $1,085.0 million from settlement of the AMPSA Promissory Note.

(4)
Based on a per share price of $10.00.

(5)
Represents the settlement in cash of the non-recurring costs incurred in conjunction with the Pre-Closing Restructuring in addition to the non-recurring transaction costs incurred by GHV, including GHV's deferred underwriting compensation, and Ardagh Group, including but not limited to, advisory fees, legal fees, and registration fees, as those transaction costs need to be refunded to GHV and Ardagh Group upon the consummation of the Business Combination.

(6)
For further information, see "Unaudited Pro Forma Condensed Combined Financial Information."

 Sources & Uses
(Maximum Redemption Scenario—Assuming 99.0% Redemptions of the Outstanding Public Shares
By Public Stockholders)
(in $ millions)

Sources			Uses
Debt Financing(1)	$2,775	Equity Consideration to AGSA(5)	$5,235
Cash in Trust Account(2)	5	Proceeds to AGSA(3)	3,015
Subscribers(4)	695	Estimated Transaction Expenses(6)	111
Equity Consideration to AGSA(5)	5,235	Net Cash to AMPSA Balance Sheet(7)	349

Total Sources	$8,710	Total Uses	$8,710

(1)
Reflects the proceeds from the Notes Offering net of deferred financing fees. The proceeds of notes issued thereby have been translated to USD using the December 31, 2020 spot rate of $1.227, used to prepare the pro forma condensed combined statement of financial

(2)
Assumes that 99.0% of Public Stockholders have exercised their redemption rights to receive the Trust Account.

(3)
Proceeds to AGSA are calculated on the assumed $5.0 million of GHV cash, new net debt of $2,315.0 million from the Debt Financing and $695.0 million of cash from the Subscribers pursuant to the PIPE.

(4)
Includes the GHV Sponsor Backstop.

(5)
Based on a per share price of $10.00.

(6)
Represents the settlement in cash of the non-recurring costs incurred in conjunction with the Pre-Closing Restructuring in addition to the non-recurring transaction costs incurred by GHV, including GHV's deferred underwriting compensation, and Ardagh Group, including but not limited to, advisory fees, legal fees, and registration fees, as those transaction costs need to be refunded to GHV and Ardagh upon the consummation of the Business Combination.

(7)
For further information, see "Unaudited Pro Forma Condensed Combined Financial Information."

Name; Headquarters

        The name of AMPSA after the Business Combination will be AMPSA. The headquarters of AMPSA is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Redemption Rights

        Pursuant to our current certificate of incorporation, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our current certificate of incorporation. As of December 31, 2020, the redemption price would have been approximately $10.00 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our GHV Class A Common Stock for cash and will not own shares of AMPSA following the consummation of the Merger. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a "group" (as defined in Section 13d-3 of the Exchange Act) will be restricted from exercising redemption rights with respect to more than 20% of the shares of GHV Class A Common Stock included in the GHV Units sold in our IPO. Accordingly, all Public Shares in excess of the 20% threshold beneficially owned by a Public Stockholder or group will not be redeemed for cash.

        We have no specified maximum redemption threshold under our current certificate of incorporation, other than the aforementioned 20% threshold. Each redemption of shares of GHV Class A Common Stock by our Public Stockholders will reduce the amount in our Trust Account, which held cash and investment securities with a fair value of $525,020,571 as of December 31, 2020. In addition, in no event will we redeem shares of our GHV Class A Common Stock in an amount that would result in the Company's failure to have net tangible assets exceeding $5,000,000. Please see the section entitled "Special Meeting in Lieu of 2021 Annual Meeting of Company Stockholders—Redemption Rights" for the procedures to be followed if you wish to redeem your shares for cash.

Appraisal Rights

        Appraisal rights are not available to our stockholders in connection with the Merger.

Accounting Treatment of the Business Combination

        As the first step within the Business Combination, AGSA will undertake the Pre-Closing Restructuring whereby AGSA will effect a series of transactions that will result in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions are accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA does not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA will continue to be a wholly owned subsidiary of AGSA.

        The capital reorganization will be followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) will merge with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction will be accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominantly of cash in the Trust Account. Under this method of accounting, GHV will be treated as the "acquired" company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business will comprise the ongoing operations of AMPSA; (ii) senior management will comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA will have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

        In accordance with IFRS 2, the difference in the fair value of the consideration (shares and warrants issued by AMPSA) for the acquisition of GHV over the fair value of the identifiable net assets of GHV will represent a service for listing of AMPSA and be accounted for as an expense for a share-based payment. The consideration for the acquisition of GHV was determined using the closing price of GHV´s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols "GRSV" and "GRSVW" as of March 3, 2021.

Material U.S. Federal Income Tax Considerations

        For a detailed discussion of material U.S. federal income tax consequences and Luxembourg tax consequences of the Business Combination, see the sections titled "Material U.S. Federal Income Tax Considerations" and "Material Luxembourg Tax Considerations" in this proxy statement/prospectus.

Vote Required for Approval

        The Merger is conditioned on the approval of the Merger Proposal at the Special Meeting.

        This Merger Proposal (and consequently, the Business Combination Agreement and the Merger) will be adopted and approved only if at least a majority of the outstanding shares of GHV Common Stock entitled to vote thereon at the Special Meeting vote "FOR" the Merger Proposal. Failure to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the Merger Proposal.

        Our Initial Stockholders have agreed to vote any shares of GHV Common Stock owned by them in favor of the Merger. As of the record date, our Sponsor, directors and officers own 20% of our issued and outstanding shares of GHV Common Stock.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT OUR STOCKHOLDERS VOTE "FOR"
THE MERGER PROPOSAL.

 GHV STOCKHOLDER PROPOSAL NO. 2—GOVERNANCE PROPOSAL

        References in this section to "we," "our," "us," the "Company," or "Gores" generally refer to GHV.

Overview

        Our stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in AMPSA's Articles, which are separately being presented in accordance with SEC guidance and which will be voted upon a non-binding advisory basis. Pursuant to the Business Combination Agreement, MergeCo will merge with and into the Company, with the Company being the surviving corporation as a wholly owned subsidiary of AMPSA. As such, AMPSA's Articles will govern the activities of the Company post-Business Combination. AMPSA's Articles, and the provisions described below, were specifically negotiated by AGSA and were essential to AGSA's and AMPSA's willingness to enter into the Business Combination Agreement. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, and assuming the approval of the Business Combination Proposal, AMPSA's Articles will be in effect at the Closing.

Proposal No. 2A: Change in Authorized Shares

Description of the Provision of AMPSA's Articles

        Under AMPSA's Articles, the authorized share capital of AMPSA is set at one billion Euro (EUR 1,000,000,000), divided into one hundred billion (100,000,000,000) shares, with a par value of one Euro cent (EUR 0.01) each. Under our current certificate of incorporation, we authorized the Company to issue (a) 440,000,000 shares of GHV Common Stock, including (i) 400,000,000 shares of GHV Class A Common Stock and (ii) 40,000,000 shares of GHV Class F Common Stock, and (b) 1,000,000 shares of preferred stock, $0.0001 per share.

Reasons for the Provision of AMPSA's Articles

        The increase in the total number of authorized shares provides AMPSA post-Business Combination the adequate authorized capital to provide flexibility for the future issuance of AMPSA Shares if determined by the board of AMPSA post-Business Combination to be in the best interest of AMPSA, without the necessity of, or the delay imposed by the need to seek, further stockholder approval.

Proposal No. 2B: Compulsory Share Transfer

Description of the Provision of AMPSA's Articles

        AMPSA's Articles include a provision that gives a holder of 75% of its outstanding shares the right to acquire the remaining AMPSA's Shares held by all other holders at such time for a purchase price payable in cash that is equal to the fair market value of such shares, as determined by an independent investment banking firm of international reputation, subject to certain additional procedures under the AMPSA Articles, including a dispute resolution provision permitting holders of at least 10% of the shares of AMPSA to dispute the purchase price proposed by any acquiring shareholder. Upon completion of the Merger, AGSA will own approximately 80% of the outstanding AMPSA Shares and will have the right to invoke the compulsory share transfer provision after the completion of the Merger. See "Description of AMPSA's Securities,""Comparison of Stockholder Rights" and "Risk Factors." Under our current certificate of incorporation, no such provision exists.

Reasons for the Provision of AMPSA's Articles

        The compulsory share transfer provision in AMPSA's Articles replicates a similar provision in AGSA's Articles, and is included in AMPSA's Articles to permit a shareholder that owns 75% of AMPSA Shares to acquire (without the approval of AMPSA's board of directors or any additional shareholders) the remaining AMPSA Shares in accordance with, and subject to the protections for minority shareholders included in, that provision. This provision is included because, under Luxembourg law, such a transaction cannot otherwise be effected unless a person owns 95% of a Luxembourg company's outstanding voting shares and certain other requirements are satisfied. Under Delaware law, as a general matter, the holder of 90% of a Delaware corporation's voting shares can effect such a transaction without board of director or further stockholder approval.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
THAT OUR STOCKHOLDERS VOTE "FOR"
THE GOVERNANCE PROPOSAL.

 GHV STOCKHOLDER PROPOSAL NO. 3—THE ADJOURNMENT PROPOSAL

        References in this section to "we," "our," "us," the "Company," or "Gores" generally refer to GHV.

Overview

        The Adjournment Proposal, if adopted, will allow us to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders (A) in the event that any supplement or amendment to this proxy statement/prospectus that the Board has determined in good faith is required by applicable law to be disclosed to Company stockholders and so that such supplement or amendment to be promptly disseminated to Company stockholders prior to the Special Meeting, (B) in the event that, as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of GHV Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (C) in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal.

Consequences if the Adjournment Proposal is Not Approved

        If the Adjournment Proposal is not approved by our stockholders, we may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Merger Proposal or any other proposal.

Vote Required for Approval

        The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of GHV Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder's failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT AMPSA

        Except where the context otherwise requires or where otherwise indicated, all references in this section to "AMPSA," the "Company," "we," "our," and "us" refer to Ardagh Metal Packaging S.A. and its consolidated subsidiaries following consummation of the Pre-Closing Restructuring pursuant to the Transfer Agreement.

Overview

Ardagh Group

        Ardagh Group operates as a global supplier of metal and glass packaging for the world's leading brands. As of December 31, 2020, Ardagh Group operated 56 production facilities in 12 countries across three continents, employing over 16,000 people. Prior to Closing, pursuant to the Transfer Agreement, AGSA will effect a series of transactions that will result in the subsidiaries of AGSA that are engaged in the business of developing, manufacturing, marketing and selling metal beverage cans and ends and providing related technical and customer services being wholly owned by AMPSA.

        In 2016, Ardagh Group completed the acquisition of the AMP Business for total consideration of $3.0 billion, comprising 22 beverage can production facilities in Europe, North America and Brazil which, on a combined basis, we believe established the third largest beverage can business globally.

        Since 2016, Ardagh Group has expanded the beverage can business organically through strategic investments in new capacity to support our customers' growth, including a new beverage can ends facility in Manaus, Brazil, completed in 2018 and the addition of new production lines. In addition, the end use category mix of the beverage can business has been diversified through growing our presence in faster growing beverage categories.

        As a leading supplier of sustainable, innovative, value added rigid packaging solutions, Ardagh Group's products have historically included metal beverage cans and glass containers, primarily for end use categories including beer, food, wine, spirits, carbonated soft drinks, energy drinks, juices and sparkling waters. Ardagh Group's customers include a wide variety of leading consumer product companies, with over 1,500 customers across more than 90 countries, as of December 31, 2020. In its target regions of Europe, North America and Brazil, Ardagh Group's customers include a wide variety of consumer-packaged goods companies owning some of the best known brands in the world.

AMPSA

        We are one of the leading suppliers of consumer metal beverage cans in the world and believe that we hold the #2 or #3 market positions in Europe, the United States and Brazil. The global beverage can industry is a large, consumer-driven industry with attractive growth characteristics. Our end-use categories include beer, carbonated soft drinks, energy drinks, hard seltzers, juices, pre-mixed cocktails, teas, sparkling waters and wine. Our customers include a wide variety of leading beverage producers, which value our packaging products for their convenience and quality, as well as the end-user appeal they offer through design, innovation and brand promotion. With our significant invested capital base, supported by consistent levels of re-investment, our extensive technical capabilities and manufacturing know-how, we believe we are well-positioned to continue to meet the dynamic needs of our global customers.

        Within the $117 billion global metal packaging industry, the metal can packaging market is comprised of beverage cans (50%), food cans (28%), aerosol cans (5%) and other cans (17%), according to an October 2020 report from Smithers Pira, a leading independent market research firm with extensive specialized experience in the packaging, paper and print industries. We compete in the beverage can sector of the consumer metal packaging industry. We estimate the beverage can sector revenues to be approximately $33 billion based on sales as of 2019 with more than 360 billion beverage cans produced globally. Because the consumer metal beverage packaging industry primarily supplies packaging for food, drinks and other basic needs, it is considered to be a relatively stable market sector that is less sensitive to economic cycles than many other industries.

        We serve over 200 customers across more than 40 countries, comprised of multi-national companies and large national and regional companies. In our target regions of Europe, North America and Brazil, our customers include a wide variety of companies owning some of the best-known beverage brands in the world. We have a stable customer base with long-standing relationships and approximately three-quarters of our sales are generated under multi-year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions, which help us deliver generally consistent margins.

        We operate 23 production facilities in 9 countries and employ approximately 4,900 personnel. Our plants are generally well located to serve our customers' filling locations. Certain facilities may also be dedicated to specific end-use categories, enhancing product-specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long-lived production facilities, which, together with our skilled workforce and related manufacturing process know-how, supports our competitive positions.

        We are committed to market-leading innovation and product development and maintain dedicated innovation, development and engineering centers in the United States and Europe to support these efforts. These facilities focus on three main areas: (i) innovations that provide enhanced product design, differentiation and user friendliness for our customers and end-use consumers; (ii) innovations that reduce input costs to generate cost savings for both our customers and us (downgauging); and (iii) developments to meet evolving product safety standards and regulations.

        Revenues for the year ended December 31, 2020 were $3,451 million. Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2020 were $545 million and $334 million, respectively.

        The following charts illustrate the breakdown of total revenue of our two operating and reportable segments, Europe and Americas, for the years ended December 31, 2020, 2019 and 2018:

  Sustainability

        Sustainability is a core pillar of our business, recognizing that long-term economic viability is dependent upon having a sustainable business model.

        Our sustainability focus is centered on minimizing the impact of our operations and products on the environment, promoting a healthy, safe and inclusive workplace for our employees and contributing positively to the communities in which we operate. Upon consummation of the Merger, we will have a Sustainability Committee to oversee our sustainability initiatives, supported by our sustainability function.

        In pursuance of our environmental objective we seek to promote recycling of our products, enhance our product design and target continuous improvement in our processes. Metal is infinitely recyclable, without any degradation in quality, differentiating it from many other packaging substrates. We expect these attributes to continue to enhance our products' appeal, as consumer awareness of sustainability and the environment grows.

        Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 56% in the United States, 76% in Europe and 98% in Brazil as of 2018-2019. The use of recycled aluminum reduces energy consumption by over 90% compared with the alternative of producing aluminum cans from its virgin source.

        We continuously aim to reduce the material and resource usage in the manufacturing of our products through lightweighting of our metal beverage cans. In addition, we have established specialist groups across our business and promote best practice sharing, in order to drive continuous improvement in our processes.

        In 2020, Ardagh Group revised its sustainability strategy and set new targets, which apply to our business, including a 27% reduction in Ardagh Group's carbon emissions by 2030. These targets will be achieved through a wide range of initiatives, including (i) greater usage of renewable energy, including the installation of solar projects in multiple production facilities, (ii) promoting the use of recycled content, (iii) pursuing energy-efficiency projects across Ardagh Group's plant network, (iv) procuring electricity from renewable sources (v) sourcing sustainable inputs from Ardagh Group's supplier base and (vi) minimizing VOC and NOx emissions.

        Ardagh Group has committed to adopt science-based sustainability targets through the Science-Based Targets initiative, which also apply to our business, whereby Ardagh Group will set specific goals for reducing greenhouse gas emissions in alignment with the Paris Agreement 2015, under which governments mutually pledged to limit the increase in global temperatures to 1.5 degrees Celsius.

        Ardagh Group is a signatory to the United National Global Compact, and its strategy is linked to specific development goals, including Affordable and Clean Energy (Sustainable Development Goal #7), Responsible Consumption and Production (#12), Climate Action (#13), Partnerships for the Goals (#17), Good Health and Wellbeing (#3), Quality Education (#4) and Gender Equality (#5).

        Ardagh Group has been awarded Leadership Class ratings by CDP (formally the Carbon Disclosure Project), gaining an A- with respect to climate change and an A- with respect to water management.

        We aim to ensure a safe and healthy workplace for all of our employees by embedding a culture of safety awareness. Broad principles are supported by detailed policies and procedures to minimize accidents and injuries through continuous training and education. We are committed to promoting diversity and inclusion in the workplace and are establishing diversity and inclusion councils across our business units.

        We are a significant local employer and seek to play a positive role in our communities. This can involve promoting educational linkages with the community, through internships and apprenticeships, engaging with schools in relation to environmental awareness and recycling, and by promoting and supporting initiatives to help local charities and good causes.

Our Competitive Strengths

  •
  Leader in Metal Beverage Packaging.  We believe we are one of the leading suppliers of metal beverage can packaging solutions, capable of supplying multi-national, national and regional beverage producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe. In addition, we believe that we are the #3 supplier of metal beverage cans by value in each of the United States and Brazil. We believe the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service underpins our leading positions.

  •
  Long-term relationships with diverse blue-chip customer base.  We supply some of the world's best-known beverage brands with sustainable, innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, national and regional beverage companies. Some of our major customers include AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Mark Anthony Brands, Monster Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others. In recent years, in North America in particular, we have significantly diversified our customer base.

  •
  Focus on stable economies and generally growing product demand.  We derive over 89% of our revenues from Europe and North America, which are mature economies characterized by generally predictable consumer spending and relatively low cyclicality, with the balance largely derived from the Brazil beverage market. Our revenues are entirely generated from beverage end-use categories, including beer, carbonated soft drinks, energy drinks, hard seltzers, juices, sparkling waters, teas and other alcoholic and non-alcoholic beverages, demand for which is generally less impacted by economic cycles. In Europe, North America and Brazil, demand for metal beverage cans has accelerated in recent years, principally driven by new beverage product innovations, increased awareness by consumers of sustainability and, notably in Brazil, structural pack mix shifts by our customers. For our customers, beverage cans are more efficient to fill and easier to transport and store than other substrates. These advantages, together with beverage cans' high level of recyclability, combine to provide our customers the lowest total cost of ownership.

  •
  Highly contracted revenue base.  Over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs, including aluminum and energy. Specifically, such arrangements include (i) multi-year contracts that include input cost pass-through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis at the same time that we determine our input costs for the relevant year.

  •
  Well-invested asset base with significant scale and operational excellence.  We operate 23 strategically-located production facilities in 9 countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability, design and innovation will enable us to continue to drive growth and profitability.

  •
  Significant and growing specialty can capacity.  We have a significant presence in the specialty can segment, which has grown at a faster rate than the standard can segment in recent years and which typically offers more attractive margins. In 2020, specialty cans represented 43% of our total can shipments, with strong representation in both the Europe and Americas segments. Specialty can expansion represents over 80% of the capacity expansion under the $1.8 billion business growth investment program, following which we expect specialty cans will represent approximately 55% to 60% of our total capacity.

  •
  Attractive presence in faster-growing end-use categories.  Different beverage categories are experiencing varying rates of growth in the markets we serve. We have targeted growth in faster growing end-use categories of the beverage markets we serve, including hard seltzers and sparkling waters in North America and beer in Europe and in Brazil, while reducing our exposure to other end-use categories. We believe the mix of end-use categories we serve positions us well to continue to grow our business over the medium term.

  •
  Infinitely recyclable products respond to growing sustainability awareness.  Metal beverage cans are infinitely recyclable without loss of quality. We estimate recycling rates to be at 76% in Europe, 56% in the United States and 98% in Brazil as of 2018-2019. We believe that an increasing awareness of the benefits of sustainable packaging in many of our markets will favor pack mix shifts to metal beverage cans in the future. We also believe that legislative and other measures designed to increase recycling rates will favor our substrates in the future.

  •
  Technical leadership and innovation.  We have advanced technical and manufacturing capabilities in metal beverage packaging, including research and development and engineering centers in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. Our capabilities have enabled us to develop product and process innovations to meet the dynamic needs of our customers. We have significant expertise in the production of value-added metal beverage cans, principally aluminum, with features such as high-quality graphic designs, colored tabs and tactile finishes. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans.

  •
  Proven track record of generating attractive returns through organic expansion, strategic investment and continuous improvement. Ardagh Group has grown its business since acquisition in 2016, through a combination of organic expansion, strategic investment and continuous improvement. Ardagh Group has increased its exposure to faster growing categories of the beverage market, as well as diversifying its customer base, notably in North America, thereby improving its mix. Ardagh Group has also made strategic investments, including the construction of its ends plant in Manaus, Brazil, in 2018 which allowed it to become self-sufficient for ends supply in that market, as well as converting its Rugby, UK, facility from steel to aluminum beverage cans. In addition, Ardagh Group has focused on continuous improvement across its businesses to optimize costs and drive efficiencies. We expect our principal focus to be on growth through organic expansion and strategic development and investment with new and existing customers, including through the announced business growth investment program. We believe that we can maintain and grow attractive margins through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.

  •
  Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the metal beverage packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Our Chairman has a high degree of indirect ownership in our Company, which we believe promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Our Business Strategy

        Our principal objective is to increase long-term shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also evaluate other acquisitions and strategic opportunities to enhance shareholder value. We plan to pursue these objectives through the following strategies:

  •
  Grow Adjusted EBITDA and cash flow.  We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce our costs. To increase Adjusted EBITDA, we will take actions with respect to our assets and invest in business growth opportunities, in line with our stringent investment criteria. To increase cash generation, we actively manage our working capital and capital expenditures. Ardagh Group announced a business growth investment program that will see $1.8 billion invested in our business in the period from 2021 to 2024, the implementation of which is expected to grow our revenue, Adjusted EBITDA and cash flow generation.

  •
  Continue to enhance product mix and profitability.  We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage markets. We will continue to develop long-term partnerships with existing and new customers, including new and emerging growth customers, and selectively pursue such opportunities that will grow our business and improve our overall profitability. We are investing in significantly growing our specialty can mix and our investments will be supported by long-term customer contracts and commitments.

  •
  Emphasize operational excellence and optimize manufacturing base.  In managing our businesses, we seek to improve our efficiency, control our costs and preserve and expand our margins. We aim to consistently reduce total costs through implementing operational efficiencies, promoting continuous improvement and investing to enhance our production capacity. We will continue to take actions to enhance efficiency through continuous improvement, best practice sharing and investment, enabling us to serve our existing and new customers' exacting requirements for sustainable packaging.

  •
  Enhance our environmental and social sustainability impact.  We will continue to improve the sustainability profile of our business. In 2020, Ardagh Group updated its sustainability targets, which apply to our business, including a 27% reduction in Ardagh Group's carbon emissions by 2030, in addition to committing to adoption of science-based targets through the Science-Based Targets initiative, both of which apply to our business. We seek to ensure that we meet the evolving requirements of end consumers and our customers, while creating a safe and inclusive environment for our employees, contributing positively to the communities in which we operate, improving our efficiency, controlling our costs and preserving and expanding our margins, while at the same time growing our revenue, Adjusted EBITDA and free cash flow generation.

  •
  Evaluate and pursue strategic opportunities.  We are a leading player in the beverage can sector in Europe, North America and Brazil, all of which are markets where beverage can demand is projected to grow. Our principal near and medium term focus is to organically grow our business through the implementation of the business growth investment program from 2021-2024 to support our customers' growth in each region. We may also evaluate and pursue other strategic opportunities, to grow with existing or new customers, including in new markets that offer attractive risk-adjusted returns, in line with our stringent investment criteria and focus on enhancing shareholder value.

Industry Overview

        We operate in the beverage can segment of the consumer metal packaging industry.

        The beverage can sector is growing in each of Europe, North America and Brazil. In each of these markets demand for metal beverage cans has accelerated in recent years, principally driven by new beverage product innovations, increased awareness by consumers of sustainability and, notably in Brazil pack mix shifts. In addition, the convenience of filling, transporting and stocking beverage cans, compared with alternative substrates are believed to be contributing to this growth. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration, a trend that is expected to continue.

        We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging to position their products in the market and differentiate them from alternative products. A growing awareness of sustainability issues among consumers, as well as potential regulatory or legislative changes in this area, are also expected to influence future packaging decisions by consumer product manufacturers. The development and production of premium, differentiated packaging products with additional value-added features require a higher level of design capabilities, manufacturing and process know-how and quality control than for more standardized products.

Customers

        We operate production facilities in Europe, the United States and Brazil, and we sell metal beverage cans to multinational, regional and national customers in these regions. We supply leading manufacturers in each of the markets it serves, including AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Mark Anthony Brands, Monster Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others.

        The top ten AMPSA customers represented approximately 64% of our revenue in 2020. We estimate that over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. These contracts generally provide for the pass-through of metal price fluctuations and, in most cases, most of variable cost movements, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with customers. In other cases, sales are made under commercial supply agreements, typically of one-year's duration, with prices based on expected purchase volumes.

Competitors

        Our principal competitors include Ball Corporation, Crown Holdings, and Can Pack.

Raw Materials and Suppliers

        The principal raw materials used in our business are aluminum, steel, coatings and lining compounds. Over 95% of our metal raw material spend in 2020 related to aluminum. Our major aluminum suppliers include Constellium, Hydro, Novelis and Tri-Arrows.

        We continuously seek to minimize the price of raw materials and reduce our exposure to price movements in a number of ways, including the following:

  •
  harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing;

  •
  entering into variable-priced pass-through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;

  •
  maintaining our focus on metal content reduction;

  •
  continuing the process of reducing spoilage and waste in manufacturing;

  •
  rationalizing the number of both specifications and suppliers; and

  •
  hedging the price of aluminum ingot and the related euro/U.S. dollar exposure.

        Aluminum is typically purchased under three-year contracts, with prices that are fixed in advance. Despite an increase in the level of aluminum production being targeted to new end-use applications, including automotive and aerospace, we believe that adequate quantities of the relevant grades of packaging aluminum will continue to be available from various producers and that we are not overly dependent upon any single supplier. Some of our aluminum requirements are subject to tolling arrangements with our customers, whereby risk and responsibility for the procurement of aluminum is managed by the customer.

Distribution

        We use various freight and haulage contractors to make deliveries to customer sites or warehousing facilities. In some cases, customers make their own delivery arrangements and therefore may purchase from us on an ex-works basis. Warehousing facilities are primarily situated at our manufacturing facilities; however, in some regions, networks of externally-rented warehouses at strategic third-party locations, close to major customers' filling operations are used.

Innovation, Engineering and Development

        The majority of our innovation, development and engineering activities are concentrated at our regional technical center in Elk Grove, Illinois and at our research facility in Bonn, Germany. These centers focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our production facilities and customers.

        We currently hold and maintain a number of patent families, filed in several jurisdictions and covering a range of different products.

Manufacturing and Production

        As of December 31, 2020, we operated 23 production facilities in 9 countries. Our plants are currently located in 7 European countries, as well as in Brazil and the United States.

        The following table summarizes our principal production facilities as of December 31, 2020.

Location	Number of Production Facilities
United States(1)	8
Germany	4
Brazil	3
United Kingdom	3
Other European countries(2)	5

23

(1)
In December 2020, we acquired a facility in Huron, Ohio, which is under development but not yet in operation. This facility is not reflected in the number of production facilities above.

(2)
One facility in each of Austria, France, The Netherlands, Poland and Spain.

Employees

        As of December 31, 2020, we had approximately 4,900 employees, of which approximately 2,900 were located in Europe, approximately 1,300 were located in the United States and approximately 700 employees were located in Brazil.

        We strive to maintain a safe working environment for all of our employees, with safety in the workplace being a key objective, measured through individual accident reports, detailed follow-up programs and key performance indicator reporting. We believe that our safety record is among the best in the industry.

        The majority of our employees are members of labor unions or are subject to centrally negotiated collective agreements. We generally negotiate national contracts with our unions, with variations agreed at the local plant level. Most such labor contracts have a duration of one to two years. Our management believes that, overall, our current relations with our employees are good.

        For the employees of our subsidiaries located in countries of the European Union, Ardagh Group has established a European Works Council ("EWC") in compliance with EU directives. The EWC acts as a communications conduit and consultative body between our EU subsidiaries and our employees. All the elected EWC country employee representatives meet at least once a year and senior management attends an annual EWC Forum meeting.

        The EWC has the right to be notified of any special circumstances that would have a major impact on the interests of employees. In order to facilitate this process in an efficient and effective way, the EWC has elected a Select Committee which meets at least 4 times a year with a senior management delegation to discuss any matters which are of interest for the EWC.

        EWC delegates are elected for four-year terms on the basis of legal principles or practices in the relevant countries, while the allocation of EWC delegates between countries is governed by EU directives.

Environmental, Health and Safety and Product Safety Regulations

        AMPSA's operations and properties are regulated under a wide range of laws, ordinances and regulations and other legal requirements concerning the environment, health and safety and product safety in each jurisdiction in which we operate. We believe that our manufacturing facilities are in compliance, in all material respects, with these laws and regulations.

        The principal environmental issues facing AMPSA include the environmental impact of the disposal of water used in AMPSA's production processes, generation and disposal of waste, the receiving, use and storage of hazardous and non-hazardous materials, the potential contamination and subsequent remediation of land, surface water and groundwater arising from AMPSA's operations and the impact on air quality through gas and particle emissions, including the emission of greenhouse gases.

        Our substantial operations in the EU are subject to, among additional requirements, the requirements of the EU Industrial Emissions Directive ("IED") which requires that operators of industrial installations, including can making installations, take into account the whole environmental performance of the installation and obtain and maintain compliance with a permit, which sets emission limit values that are based on best available techniques.

        Furthermore, the EU Directive on environmental liability with regard to the prevention and remedying of environmental damage aims to make those who cause damage to the environment (specifically damage to habitats and species protected by EU law, damage to water resources and land contamination which presents a threat to human health) financially responsible for its remediation. It requires operators of industrial premises (including those which hold a permit governed by the IED) to take preventive measures to avoid environmental damage, inform the regulators when such damage has or may occur and to remediate contamination.

        Our U.S. operations are also subject to stringent and complex U.S. federal, state and local laws and regulations relating to environmental protection, including the discharge of materials into the environment, health and safety and product safety including, but not limited to: the U.S. federal Clean Air Act, the U.S. federal Water Pollution Control Act of 1972, the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). These laws and regulations may, among other things (i) require obtaining permits to conduct industrial operations; (ii) restrict the types and quantities and concentration of various substances that can be released into the environment; (iii) result in the suspension or revocation of necessary permits, licenses and authorizations; (iv) require that additional pollution controls be installed and (v) require remedial measures to mitigate pollution from former and ongoing operations, including related natural resource damages. Specifically, certain U.S. environmental laws, such as CERCLA, or Superfund, and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for the investigation and remediation of releases or the disposal of regulated materials into the environment including soil and groundwater, as well as for damages to natural resources.

        In North America, sales of beverage cans are affected by governmental regulation of packaging, including deposit return laws. As of January 1, 2019, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, there are 10 provinces and three territories. Deposit laws cover some form of beverage container in all provinces and territories except the territory of Nunavut, which does not have a deposit program. The range for deposits are between 5 and 40 cents (Canadian Dollar), depending on size of container and type of beverage.

        A wider roll out of packaging deposit return systems in Europe, such as that proposed in Scotland from July 2022, can lead to cost increases for collection and recycling of beverage cans and therefore potentially have impacts on the packaging material mix at retailers.

        Many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws. The text of some U.S. and Canadian deposit laws expressly exempts certain beverages or containers from application of the deposit laws. In many states, certain common beverage categories are simply not found in the text of the deposit law. Local agencies provide final decisions on the application of deposit laws. Many states are defining their own beverage categories with local agencies providing final decisions on the application of deposit laws.

        We are also committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our business. See the section entitled "Risk Factors—Risks Relating to AMPSA—AMPSA is subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon AMPSA."

Legal Proceedings

        AMPSA is involved from time to time in various claims and lawsuits arising in the ordinary course of business, such as employee claims, disputes with its suppliers, environmental liability claims and intellectual property disputes. We believe that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

History and Development

        Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. Ardagh Group operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base until 1998, when Yeoman International, led by the current Ardagh Group Chairman and Chief Executive Officer and major shareholder, Paul Coulson, took an initial stake in Ardagh, becoming Chairman later that year.

        Since 1999, Ardagh Group has played a major role in the consolidation of the global metal and glass packaging industries, completing 23 acquisitions and significantly increasing its scope, scale, and geographic presence.

        AMPSA was incorporated under the laws of the Grand Duchy of Luxembourg on January 20, 2021 as a public limited liability company (société anonyme) having its registered office at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under number B 251465. AMPSA currently operates 23 production facilities globally, located in Europe (12), North America (8) and Brazil (3). These comprise 19 facilities producing beverage cans and four facilities producing can ends. The history and development of AMPSA's production facility footprint has been as follows:

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  In June 2016, Ardagh Group acquired the assets required to be divested by Ball Corporation and Rexam PLC to gain approval for the acquisition of Rexam PLC by Ball Corporation. The divested assets comprised 22 production facilities, located in Europe (12), North America (8) and Brazil (2).

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  The twelve production facilities acquired by Ardagh Group in Europe comprised ten former Ball Corporation plants, as well as two former Rexam PLC production facilities. Ball Corporation had established and grown its presence in Europe, principally through the acquisition of Schmalbach-Lubeca in 2008, at the time the second largest manufacturer of beverage cans in Europe. Rexam PLC had established and grown its beverage can business in Europe through the acquisitions of PLM, AB, a Swedish-listed beverage can and glass bottle manufacturer, acquired in 1999, and American National Can Corporation, acquired in 2000, as well as organic investments in new capacity. The eight production facilities acquired in North America represented part of the former Rexam PLC business. Finally, the two production facilities in Brazil were formerly owned by Latapack-Ball, a joint venture in which Ball Corporation had held an approximately 60% stake. In December 2015, Ball Corporation acquired full ownership of this joint venture, prior to divesting these two production facilities.

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  In 2018, the construction of a greenfield production facility in Manaus, Brazil was completed, which supplies can ends to our can production facilities in Jacarei, Brazil and Alagoinhas, Brazil.

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  In October 2020, Ardagh Group announced a $1.8 billion business growth investment program to grow the Metal Beverage Packaging ($1.5 billion) and Glass Packaging business. In February 2021, Ardagh Group announced its decision to undertake additional investments increasing its total investment in the business growth investment program to $2.1 billion, with a total $1.8 billion investment to grow the Metal Beverage Packaging business in the period from 2021 to 2024.

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  In December 2020, Ardagh Group acquired a large brownfield and building site in Huron, Ohio, which it intends to convert into a new beverage can and ends plant, commencing production in late 2021.

        The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding registrants like us that file electronically with the SEC.

        Following Closing, we will routinely post important information on the AMPSA website                                    . This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this proxy statement/prospectus.

Organizational Structure

        The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, after giving effect to the consummation of the Pre-Closing Restructuring pursuant to the Transfer Agreement:

Company	Country of Incorporation
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria
Ardagh Metal Beverage Trading Austria GmbH	Austria
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil
Ardagh Metal Beverage Trading France SAS	France
Ardagh Metal Beverage France SAS	France
Ardagh Metal Beverage Trading Germany GmbH	Germany
Ardagh Metal Beverage Germany GmbH	Germany
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands
Ardagh Metal Beverage Netherlands B.V.	Netherlands
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland
Ardagh Metal Beverage Poland Sp. z o.o	Poland
Ardagh Metal Beverage Trading Spain SL	Spain
Ardagh Metal Beverage Spain SL	Spain
Ardagh Metal Beverage Europe GmbH	Switzerland
Ardagh Metal Beverage Trading UK Limited	United Kingdom
Ardagh Metal Beverage UK Limited	United Kingdom
Ardagh Metal Beverage USA Inc.	United States

 MANAGEMENT OF AMPSA

        References in this section to "we," "our," "us," the "Company," or "AMPSA" generally refer to AMPSA and its consolidated subsidiaries.

Management and Board of Directors

        Set forth below is information concerning our directors and officers as of the date of this proxy statement/prospectus including their names, ages and positions. There are no family relationships among the executive officers or between any executive officer or director. All executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer's death, resignation or removal. Unless otherwise indicated, the business address of all executive officers and directors is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. AMPSA expects that the executive officers will continue as executive officers following the Merger. Following the Merger, AMPSA will have 11 directors, 9 of whom will be appointed by AGSA and 2 of whom will be appointed by GHV.

Name	Age	Title
Paul Coulson	68	Chairman
Shaun Murphy	54	Vice-Chairman
Oliver Graham	52	Chief Executive Officer and Director
David Matthews	57	Director
Abigail Blunt	59	Non-Executive Director
Yves Elsen	62	Non-Executive Director
The Rt. Hon. the Lord Hammond of Runnymede	65	Non-Executive Director
Hermanus Troskie	50	Non-Executive Director
Edward White	73	Non-Executive Director

        Additionally, David Bourne is the Chief Financial Officer of AMPSA.

Backgrounds of Our Directors and Officers

  Paul Coulson

        Paul Coulson graduated from Trinity College Dublin with a business degree in 1973. He spent five years with Price Waterhouse in London and Dublin and qualified as a Chartered Accountant in 1978. He then established his own accounting firm before setting up Yeoman International in 1980 and developing it into a significant leasing and structured finance business. In 1998 he became Chairman of the Ardagh Group S.A. and initiated the transformation of Ardagh from a small, single plant operation into a leading global packaging company. Over the last 30 years he has been involved in the creation and development of a number of businesses apart from Yeoman and Ardagh. These include Fanad Fisheries, a leading Irish salmon farming company, and Sterile Technologies. Prior to its sale to Stericycle, Inc. in 2006, Sterile Technologies had been developed into the leading medical waste management company in the United Kingdom and Ireland.

  Shaun Murphy

        Shaun Murphy was appointed Chief Operating Officer and Director of Ardagh Group S.A. in 2019. Prior to joining Ardagh, he was a partner at KPMG for almost 20 years and completed a six-year term as Managing Partner of KPMG in Ireland in 2019. Mr. Murphy also served as the Lead Director on KPMG's Global Board from 2015 until 2019. He holds a business degree from University College Dublin and is a Chartered Accountant.

  Oliver Graham

        Oliver Graham was CEO of Ardagh's Global Metal Beverage business, comprising Europe, North America and South America, a position he has held since January 1, 2020. Before taking up this role, Mr. Graham was CEO of Metal Beverage Europe with responsibility for Metal Beverage Brazil, as well as being Ardagh Group S.A. Commercial Director. He joined Ardagh Group S.A. in 2016 following the acquisition of the metal beverage business, prior to which he was Group Commercial Director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner.

  David Matthews

        David Matthews was appointed Chief Financial Officer and director of Ardagh Group S.A. in 2014. Prior to joining Ardagh, Mr. Matthews held various senior finance positions at DS Smith plc and Bunzl plc. Mr. Matthews qualified as a Chartered Accountant in 1989 with Price Waterhouse in London and holds an engineering degree from the University of Southampton.

  Abigail Blunt

        Abigail Blunt currently serves as Global Head of Government Affairs and Advisor to the Board of The Kraft Heinz Company. Prior to joining Kraft Foods Global, a predecessor to Kraft Heinz, in 2007, Ms. Blunt was Senior Director of Federal Government Relations at Altria Corporate Services Inc., which she joined in 2001. Earlier in her career, Ms. Blunt gained extensive legislative and political experience as Finance Director of the National Republican Congressional Committee, as Foundation Director with the US Chamber of Commerce and as a legislative aide in the US House of Representatives. She is a member of The Economic Club of Washington.

  Yves Elsen

        Yves Elsen is CEO and managing partner of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES—Société Européenne des Satellites S.A. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its Chairman from 2017. Mr. Elsen is Chairman of the board of governors of the University of Luxembourg.

  The Rt Hon. the Lord Hammond of Runnymede

        The Rt Hon. the Lord Hammond of Runnymede has had a distinguished career in British politics. A Member of Parliament of the United Kingdom from 1997 to 2019, he held a range of ministerial offices, most recently serving as Chancellor of the Exchequer from 2016 to 2019. Prior to this, he served as Foreign Secretary from 2014 to 2016, as Defense Secretary from 2011 to 2014 and as Transport Secretary from 2010 to 2011.

  Hermanus Troskie

        Hermanus Troskie has been a director of Ardagh Group S.A. since 2009. Mr. Troskie is the Deputy CEO at Maitland, a global advisory and administration firm. He has extensive experience in the areas of international corporate structuring, cross-border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is based in Luxembourg.

  Edward White

        Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of Owens-Illinois, Inc. for seven years until his retirement in 2012. During his 38-year career with O-I, he worked in a variety of management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a Masters in Business Administration from the University of Hawaii and a Bachelors in Business Administration from Indiana University.

Senior Management

  David Bourne

        David Bourne joined Ardagh in 2014 as Finance Director Operations with responsibility for transformational organic and M&A finance initiatives within Ardagh Group. He was appointed Chief Financial Officer of Global Beverage in 2020. Mr. Bourne previously has 20 years' experience with KPMG including long-term secondments to DS Smith plc supporting their acquisition of SCA Packaging and AstraZeneca plc supporting their divestment of Cellmark Diagnostics. Mr. Bourne is qualified as a Chartered Accountant and holds an accounting and economics degree from the University of Reading.

AMPSA Compensation

Compensation of Directors

        AMPSA was formed on January 20, 2021 and did not have any directors prior to formation. As such, none of our directors received compensation for their service as directors of AMPSA in 2020. In 2021, our non-employee directors will receive a cash retainer of $            as compensation for the performance of their duties as directors. We also will reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Compensation of Key Management

        AMPSA was formed on January 20, 2021 and did not have any key management prior to formation. The aggregate amount of compensation our key management received for service as key management to Ardagh Group S.A. for the year ended December 31, 2020 was $            . An aggregate of approximately $            will be set aside for the year ending December 31, 2021 to provide pension, retirement or similar benefits to our key management.

Controlled Company

        AMPSA will apply for the AMPSA Shares to be listed on NYSE. Under NYSE's current listing standards, AMPSA will qualify for and avail of the controlled company exemptions under the corporate governance rules of NYSE. As a controlled company, we will not be required to have (1) a majority of "independent directors" on our board of directors, as defined under the rules of NYSE, (2) a compensation committee and a nominating and governance committee composed entirely of "independent directors" or (3) an annual performance evaluation of the compensation and nominating and governance committees.

Board of Directors

Composition of Our Board of Directors

        Our board of directors currently consists of 9 members. After the Merger, our board of directors will consist of 11 members. Our board of directors consists of such number of directors as the general meeting of shareholders may from time to time determine, provided that the board of directors is composed at all times of no fewer than three (3) directors and no more than fifteen (15) directors.

Election of Directors

        The holders of the shares have the right to elect the board of directors at a general meeting of shareholders by a simple majority of the votes validly cast. The existing directors have the right to appoint persons to fill vacancies, which persons may hold office until the following annual general meeting.

Service Contracts of Directors

        There are no service contracts between us and any of our current non-employee directors providing for benefits upon termination of their service. For a discussion of compensation, including post-termination benefits, of employee directors, see the section entitled "Management of AMPSA—AMPSA Compensation" above.

Board of Directors Powers and Functions

        The board of directors has the power to take any action necessary or useful to realize the corporate objects of the Company, with the exception of the powers reserved by Luxembourg law or by AMPSA's articles of association to the general meeting of shareholders. Directors must act with diligence and in good faith in performing their duties and in the corporate interest of the company. The expected behavior of a director is that of a normally prudent person, in a like position, having the benefit, when making such a decision, of the same knowledge and information as the directors having made the decision.

Board of Directors Meetings and Decisions

        We expect that all of the resolutions of the board of directors will be adopted by a simple majority of votes cast in a meeting at which a quorum is present. A member of the board of directors may authorize another member of the board of directors to represent him/her at the board meeting and to vote on his/her behalf at the meeting.

        Our board of directors meets as often as it deems necessary to conduct the business of the Company.

Experience of Directors

        We believe that the composition of the board of directors, which will include a broad spread of nationalities, backgrounds and expertise, will provide the breadth and depth of skills, knowledge and experience that are required to effectively lead an internationally diverse business with interests spanning three continents and nine individual countries.

        We believe our independent non-executive directors have broad-based international business expertise and will have gained significant and relevant industry specific expertise over a number of years. The composition of the board of directors will reflect the need to maintain a balance of skills, knowledge and experience.

        The independent non-executive directors will use their broad-based skills, diverse range of business and financial experiences and international backgrounds in reviewing and assessing any opportunities or challenges facing the Company and will play an important role in developing the Company's strategy and scrutinizing the performance of management in meeting the Company's goals and objectives.

        We expect our board members collectively to have the experience, qualifications, attributes and skills to effectively oversee the management of the Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing the Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and a dedication to enhancing shareholder value.

Committees of the Board of Directors

        Upon consummation of the Merger, our board of directors will have six standing committees: an executive committee, an audit committee, a compensation committee, a nominating and governance committee, a finance committee and a sustainability committee. The members of each committee will be appointed by the board of directors and will serve until their successors are elected and qualified, unless they are earlier removed or resign. Each committee will report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of the six standing committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Executive Committee

        Upon consummation of the Merger, the board of directors will establish an executive committee that oversees the management of the business and affairs of the Company.            ,            ,            ,             and a number of members of the key management of AMPSA will serve on the executive committee, with             serving as the chair of the executive committee.

Audit Committee

        Upon consummation of the Merger, our audit committee will consist of            ,             and            , with             who will serve as the chair of the audit committee. All of our audit committee members will be independent directors, in accordance with NYSE and the SEC requirements for a company listed on NYSE.

        Our audit committee, among other matters, will oversee (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee will include the following:

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  annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

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  be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

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  review the plans and results of the audit engagement with the independent auditors;

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  evaluate the qualifications, performance and independence of our independent auditors;

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  have authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;

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  review the adequacy of our internal accounting controls; and

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  meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

        The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meet the financial literacy requirements of NYSE listing standards and the board of directors will determine an "audit committee financial expert," as defined in the rules of the SEC. The designation will not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at            .

Compensation Committee

        Upon consummation of the Merger, our compensation committee will consist of            ,             ,            and             , with            who will serve as the chair of the compensation committee. As we will be a controlled company under the rules of NYSE, our compensation committee will not be required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

        The compensation committee will have the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant's fees and the other terms and conditions of the consultant's retention. The compensation committee, among other matters, will:

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  assist our board of directors in developing and evaluating potential candidates for executive officer positions and oversee the development of executive succession plans;

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  administer, review and make recommendations to our board of directors regarding our compensation plans;

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  annually review and approve our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer's performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors; and

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  provide oversight of management's decisions regarding the performance, evaluation and compensation of other officers.

Nominating and Governance Committee

        Upon consummation of the Merger, our nominating and governance committee will consist of            ,             and            , with            who will serve as the chair of the nominating and governance committee. As we will be a controlled company under the rules of NYSE, our nominating and governance committee will not be required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committee accordingly in order to comply with such rules. The nominating and governance committee, among other matters, will:

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  select and recommend to the board of directors' nominees for election by the shareholders or appointment by the board;

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  annually review with the board of directors the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;

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  make recommendations on the frequency and structure of board meetings and monitor the functioning of the committees of the board;

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  develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, review such guidelines and recommend changes to our board of directors for approval as necessary; and

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  oversee the annual self-evaluation of our board of directors.

Finance Committee

        Upon consummation of the Merger, the finance committee will consist of            ,             ,            ,            and             , with            who will serve as the chair of the finance committee. The finance committee, among other matters, will:

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  review and monitor the capital structure, financial policies and treasury function of the Company and make recommendations to the board of directors in relation thereto; and

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  review and recommend to the board of directors whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Sustainability Committee

        Upon consummation of the Merger, the sustainability committee will consist of            ,             ,            ,             and            , with            who will serve as the chair of the sustainability committee. The meetings of the sustainability committee will be attended by            . The sustainability committee, among other matters, will:

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  assist the board of directors in fulfilling its oversight responsibility for the Company's environmental and social sustainability objectives;

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  make recommendations to the board of directors relating to environmental and social sustainability matters;

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  develop and oversee the implementation of a sustainability strategy; and

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  advise the board of directors periodically with regard to current and emerging environmental and social sustainability developments

Code of Conduct

        Our board of directors will adopt a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, and confidentiality requirements and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the code will be promptly disclosed and posted on our website. The code will be publicly available on our website at            and in print to any shareholder who requests a copy.

Corporate Governance Guidelines

        Our board of directors will adopt corporate governance guidelines that serve as a framework within which our board of directors and its committees will operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and governance committee will review our corporate governance guidelines periodically and, if necessary, recommend changes to our board of directors. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website at            .

 AMPSA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read together with, and is qualified in its entirety by reference to the Combined Financial Statements, included in this proxy statement/prospectus, beginning on page F-2. The following discussion should also be read in conjunction with "Presentation of Financial and Other Data" and "Selected Historical Combined Financial and Other Data of the AMP Business". Except for the historical information contained herein, the discussions in this section contain forward-looking statements that reflect AMP Business's plans, estimates and beliefs and involve risks and uncertainties. The AMP Business's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

        Unless the context indicates otherwise, when we refer to the "AMP Business" we do not take into account the effects of the Business Combination. Some of the measures used in this proxy statement/prospectus are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The AMP Business

        AMPSA generates its revenue from supplying metal can packaging. The AMP Business is a leading global supplier of sustainable, value-added beverage cans, principally aluminum, to beverage companies serving end-use categories including beer, carbonated soft drinks, cocktails, energy drinks, hard seltzers, juices, teas, water (both carbonated and still) and wine. Our principal target regions are Europe, North America and Brazil, and our customers include a wide range of multinational beverage companies owning some of the best-known brands in the world, as well as leading regional and national beverage producers. Revenue is primarily dependent on sales volumes and sales prices.

        Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability issues.

The Acquisition of the AMP Business

  The Beverage Can Acquisition

        On June 30, 2016, Ardagh Group acquired the AMP Business for total consideration of $3.0 billion.

Critical Accounting Policies

        The Combined Financial Statements included elsewhere in this proxy statement/prospectus reflect the AMP Business, which has not in the past formed a separate accounting group. The AMP Business does not constitute a separate legal entity or group. The Combined Financial Statements have been prepared by aggregating the financial information for the metal beverage can businesses, comprising the entities constituting the AMP Business together with the assets, liabilities, revenue and expenses that management has determined are specifically attributable to the AMP Business.

        For a complete description of the accounting principles followed in preparing the Combined Financial Statements, please see Note 2 "Summary of Significant Accounting Policies—Basis of

preparation" to the Combined Financial Statements included elsewhere in this proxy statement/prospectus. This basis of preparation sets out the method used in identifying the financial position, performance and cash flows of the beverage businesses included in the Combined Financial Statements.

        The Combined Financial Statements have been prepared in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in Note 2 to the Combined Financial Statements. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

  Impairment of goodwill

        The value-in-use ("VIU") model for each annual impairment test respectively used the following year´s approved budget and a three-year forecast for 2022 to 2024 (2019 and 2018 two-year forecast period; January 1, 2018: one-year period). The budget and forecast results were then extended for a further one year period (2019 and 2018: two-year period; January 1, 2018: four-year period) making certain assumptions, including that long-term depreciation equals capital expenditure, in addition to the how changes in input cost will impact customer pricing, in line with historic practice and contractual terms.

        The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The growth rate applied by management in respect of the terminal values applicable to the groups of CGUs for 2020 was 1.0% (2019: 1.0%; 2018: 1.5%; January 1, 2018: 1.5%).

        Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, and working capital.

        The discount rate applied to cash flows in the VIU model was estimated using the weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

        The discount rates used in 2020 ranged from 5.1% - 7.9% (2019: 5.1% - 8.5%). These rates are pre-tax. These assumptions have been used for the analysis for each group of CGU. Management determined budgeted cash flows based on past performance and its expectations for market development

        The modelled cash flows take into account the Business' established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of the net present value of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

        A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were significantly in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis point decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

As a result of the significant excess of recoverable amount, management consider that additional disclosures are not required under IAS36.

  Lease term upon adoption of IFRS 16

        Upon adoption of IFRS 16, several lease agreements included renewal and termination options. As part of the recognition of such leases, Ardagh Metal Packaging assessed all facts and circumstances that created an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) were only included in the lease term if the conclusion was that the lease was reasonably certain to be renewed (or not terminated).

  Income taxes

        We are subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

  Measurement of employee benefit obligations

        We follow guidance of IAS 19(R) to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long-term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

        The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

        The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany				UK				U.S.
	2020	2019	2018	2017(i)	2020	2019	2018	2017(i)	2020	2019	2018	2017(i)
	%	%	%	%	%	%	%	%	%	%	%	%
Rate of inflation	1.50	1.50	1.50	1.50	2.70	2.85	3.10	3.10	2.50	2.50	2.50	2.50
Rate of increase in salaries	2.50	2.50	2.50	2.50	2.00	1.95	2.10	2.10	3.00	3.00	3.00	3.00
Discount rate	1.05	1.47	2.23	2.22	1.50	2.15	2.95	2.70	2.55	3.40	4.46	3.80

(i)
At January 1, 2018

        Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

        These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany				UK				U.S.
	2020 Years	2019 Years	2018 Years	2017(i) Years	2020 Years	2019 Years	2018 Years	2017(i) Years	2020 Years	2019 Years	2018 Years	2017(i) Years
Life expectancy, current pensioners	22	22	22	21	22	22	21	22	21	21	21	21
Life expectancy, future pensioners	25	24	24	24	23	23	23	23	22	22	22	22

(i)
At January 1, 2018

        If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $54 million for 2020 (2019: $49 million, 2018: $44 million; January 1, 2018: $50 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $47 million for 2020 (2019: $42 million, 2018: $39 million; January 1, 2018: $44 million).

        If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $23 million for 2020 (2019: $20 million, 2018: $22 million; January 1, 2018: $24 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $24 million for 2020 (2019: $22 million, 2018: $24 million; January 1, 2018: $26 million).

        If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $26 million for 2020 (2019: $23 million, 2018: $25 million; January 1, 2018: $29 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $27 million for 2020 (2019: $26 million, 2018: $28 million; January 1, 2018: $32 million).

        The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the AMP Business of $15 million at December 31, 2020 (December 31, 2019: $12 million, December 31, 2018: $8 million; January 1, 2018: $12 million), holding all other assumptions constant.

  Exceptional items

        The combined income statement, combined statement of cash flows (cash generated from operations) and segmental analysis of the AMP Business separately identify results before specific items. Specific items are those that in management's judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, however are not limited to, where significant, costs relating to permanent capacity realignment or footprint reorganization, start-up costs incurred in relation to and associated with plant builds, significant new line investments, impairment of non-current assets and directly attributable acquisition costs. In this regard, the determination of "significant" as included in our definition uses qualitative and quantitative factors. Judgment is used by the AMP Business in assessing the particular items, which by virtue of their scale and nature, are disclosed in the combined income statement, and related notes as exceptional items. The AMP Business considers columnar presentation to be appropriate in the combined income statement as it provides useful additional information and is consistent with the way that financial performance is measured by the Business. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Recent accounting pronouncements

        The assessment of the board of Directors of AGSA of the impact of new standards, which are not yet effective and which have not been early adopted by the Business, on the consolidated financial statements of the AMP Business and related disclosures is on-going but no material impacts are expected.

Operating Results

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

	Year ended December 31,
	2020	2019
	(in $ millions)
Revenue	3,451	3,344
Cost of sales	(2,903)	(2,832)

Gross profit	548	512
Sales, general and administration expenses	(189)	(165)
Intangible amortization and impairment	(149)	(149)

Operating profit	210	198
Net finance expense	(70)	(213)

Profit/(loss) before tax	140	(15)
Income tax charge	(29)	(25)

Profit/(loss) for the year	111	(40)

  Revenue

        Revenue in the year ended December 31, 2020, increased by $107 million, or 3%, to $3,451 million, compared with $3,344 million in the year ended December 31, 2019. The increase in revenue principally reflected favorable volume/mix effects of 5% and favorable foreign currency translation effects of $10 million, partly offset by the pass through to customers of lower input costs in selling prices.

  Cost of sales

        Cost of sales in the year ended December 31, 2020 increased by $71 million, or 3%, to $2,903 million, compared with $2,832 million in the year ended December 31, 2019. The increase in cost of sales is mainly due to the impact of higher sales as outlined above, unfavorable currency translation effects, higher exceptional cost of sales and higher operating costs. Further analysis of the movement in exceptional items is set out in the "Supplemental Management's Discussion and Analysis" section.

  Gross profit

        Gross profit in the year ended December 31, 2020 increased by $36 million, or 7%, to $548 million, compared with $512 million in the year ended December 31, 2019. The increase in gross profit primarily reflected higher revenue, partly offset by the higher cost of sales. Gross profit as a percentage of revenue in the year ended December 31, 2020, increased by 60 basis points to 15.9%, compared with 15.3% in the year ended December 31, 2019. Excluding exceptional cost of sales, gross profit as a percentage of revenue in the year ended December 31, 2020, increased by 70 basis points to 16.1%, compared with 15.4% in the year ended December 31, 2019.

  Sales, general and administration expenses

        Sales, general and administration expenses in the year ended December 31, 2020 increased by $24 million, or 15%, to $189 million, compared with $165 million in the year ended December 31, 2019. Excluding exceptional items, sales, general and administration expenses increased by $22 million, or 14%, mainly due to higher operating costs, including direct costs related to COVID-19 incurred in the year ended December 31, 2020. Further analysis of the movement in exceptional items is set out in the "Supplemental Management's Discussion and Analysis" section.

  Intangible amortization

        Intangible amortization in the year ended December 31, 2020 remained constant at $149 million in the year ended December 31, 2019.

  Operating profit

        Operating profit in the year ended December 31, 2020 increased by $12 million, or 6%, to $210 million compared with $198 million in the year ended December 31, 2019. The increase in operating profit primarily reflected higher gross profit, partly offset by the higher sales, general and administration expenses.

  Net finance expense

        Net finance expense in the year ended December 31, 2020 decreased by $143 million, or 67%, to $70 million, compared with $213 million in the year ended December 31, 2019. Net finance expense for the years ended December 31, 2020 and 2019 comprised of the following:

	Year ended December 31,
	2020	2019
	(in $ millions)
Interest on related party borrowings	146	170
Net pension interest cost	3	4
Foreign currency translation (gain)/loss	(93)	20
Losses on derivative financial instruments	5	2
Other finance expense	12	14
Other finance income	(3)	(2)

Finance expense before exceptional items	70	208
Exceptional finance expense	—	5

Net finance expense	70	213

        Interest expense in the year ended December 31, 2020 decreased by $24 million, or 14%, to $146 million, compared with $170 million in the year ended December 31, 2019. The decrease was mainly due to the reduction in interest rates on related party borrowings.

        Derivative financial instruments in the year ended December 31, 2020 reflected a loss of $5 million, compared to $2 million in the year ended December 31, 2019 which related primarily to the Business's forward foreign exchange contracts.

        Foreign currency translation gain in the year ended December 31, 2020 was $93 million, compared with a loss of $20 million in the year ended December 31, 2019, which related to favorable currency translation effects driven by exchange rate fluctuations primarily in relation to USD-denominated related party borrowings in euro functional entities.

        Exceptional finance expense of $5 million for the year ended December 31, 2019 primarily related to the accelerated amortization of deferred debt issue costs.
  Income tax charge

        Income tax charge in the year ended December 31, 2020 was $29 million, compared with income tax charge of $25 million in the year ended December 31, 2019. The increase in income tax charge is primarily attributable to an increase in the profit before tax of $155 million (tax effect of $39 million at the standard rate of Luxembourg corporation tax). This increase was partially offset by a decrease of $20 million in income tax charge in respect of prior years (which includes tax credits during the year ended December 31, 2020 related to the carry back of tax losses as a result of the enactment from March 27, 2020, of the Coronavirus Aid, Relief and Economic Security ("CARES") Act), a decrease of $7 million in the income tax charge relating to income taxed at rates other than the standard rate of Luxembourg corporation tax, a decrease of $5 million in non-deductible items, and a decrease of $3 million in income subject to state and other local income taxes.

        The effective income tax rate for the year ended December 31, 2020 was 21% compared to an effective income tax rate for the year ended December 31, 2019 of (167%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are non-taxable/deductible foreign currency translation gain/losses and non-deductible interest expense in certain territories.

  Profit/(loss) for the year

        As a result of the items described above, the profit for the year ended December 31, 2020 was $111 million, compared with a loss of $40 million in the year ended December 31, 2019, primarily due to higher operating profit and lower net finance expense, partly offset by higher income tax charge.

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

	Year ended December 31,
	2019	2018
	(in $ millions)
Revenue	3,344	3,338
Cost of sales	(2,832)	(2,835)

Gross profit	512	503
Sales, general and administration expenses	(165)	(146)
Intangible amortization and impairment	(149)	(153)

Operating profit	198	204
Net finance expense	(213)	(229)

Loss before tax	(15)	(25)
Income tax charge	(25)	(50)

Loss for the year	(40)	(75)

  Revenue

        Revenue in the year ended December 31, 2019, increased by $6 million to $3,344 million, compared with $3,338 million in the year ended December 31, 2018. The increase in revenue principally reflected favorable volume/mix effects of 6%, partly offset by the pass through to customers of lower input costs in selling prices and unfavorable foreign currency translation effects of $86 million.

  Cost of sales

        Cost of sales in the year ended December 31, 2019 decreased by $3 million to $2,832 million, compared with $2,835 million in the year ended December 31, 2018. The decrease in cost of sales was due mainly to lower exceptional cost of sales and favorable currency translation effects, partly offset by lower input and other operating costs. Exceptional cost of sales decreased by $23 million. Further analysis of the movement in exceptional items is set out in the "Supplemental Management's Discussion and Analysis" section.

  Gross profit

        Gross profit in the year ended December 31, 2019 increased by $9 million, or 2%, to $512 million, compared with $503 million in the year ended December 31, 2018. The increase in gross profit primarily reflected higher revenue and lower cost of sales. Gross profit as a percentage of revenue in the year ended December 31, 2019, increased by 20 basis points to 15.3%, compared with 15.1% in the year ended December 31, 2018. Excluding exceptional cost of sales, gross profit as a percentage of revenue in the year ended December 31, 2019, decreased by 50 basis points to 15.4%, compared with 15.9% in the year ended December 31, 2018.

  Sales, general and administration expenses

        Sales, general and administration expenses in the year ended December 31, 2019 increased by $19 million, or 13%, to $165 million, compared with $146 million in the year ended December 31, 2018. The increase primarily related to increased operating costs and higher exceptional sales, general and administration expenses of $11 million. Further analysis of the movement in exceptional items is set out in the "Supplemental Management's Discussion and Analysis" section.

  Intangible amortization

        Intangible amortization in the year ended December 31, 2019 decreased by $4 million, or 3%, to $149 million, compared with $153 million in the year ended December 31, 2018, primarily due to exchange rate fluctuations in the year.

  Operating profit

        Operating profit in the year ended December 31, 2019 decreased by $6 million, or 3%, to $198 million compared with $204 million in the year ended December 31, 2018. The decrease in operating profit primarily reflected higher sales, general and administration expenses partly offset by higher gross profit and lower intangible amortization.

  Net finance expense

        Net finance expense in the year ended December 31, 2019 decreased by $16 million, or 7%, to $213 million, compared with $229 million in the year ended December 31, 2018.

        Net finance expense for the years ended December 31, 2019 and 2018 comprised of the following:

	Year ended December 31,
	2019	2018
	(in $ millions)
Interest on related party borrowings	170	171
Net pension interest cost	4	3
Foreign currency translation losses	20	47
Loss/(gain) on derivative financial instruments	2	(2)
Other finance expense	14	12
Other finance income	(2)	(2)

Finance expense before exceptional items	208	229
Exceptional finance expense	5	—

Net finance expense	213	229

        Interest expense in the year ended December 31, 2019 of $170 million was broadly in line with $171 million in the year ended December 31, 2018.

        Derivative financial instruments in the year ended December 31, 2019 reflected a loss of $2 million which related primarily to the Business's forward foreign exchange contracts, compared to a gain of $2 million in the year ended December 31, 2018, which related to a gain on the Business's cross-currency interest rate swaps ("CCIRS").

        Foreign currency translation losses in the year ended December 31, 2019 decreased by $27 million to $20 million, compared to $47 million in the year ended December 31, 2018, which related to favorable currency translation effects on related party borrowings.

        Exceptional finance expense of $5 million for the year ended December 31, 2019, primarily related to the accelerated amortization of deferred debt issue costs.

  Income tax charge

        Income tax charge in the year ended December 31, 2019 was $25 million, compared with income tax charge of $50 million in the year ended December 31, 2018. The decrease in income tax charge was primarily attributable to a decrease of $18 million in the tax effect of non-deductible items (finance expense in the U.S. became tax deductible with effect from the year ended December 31, 2019), in addition to a decrease of $8 million in the tax charge relating to income taxed at rates other than the standard rate of Luxembourg corporation tax, a decrease of $1 million in tax charge in respect of prior years and a decrease of $1 million in income subject to state and other local income taxes. These decreases were partially offset by a decrease in the loss before tax of $10 million (tax effect of $3 million at the standard rate of Luxembourg corporation tax).

        The effective income tax rate for the year ended December 31, 2019 was (167%) compared to an effective income tax rate for the year ended December 31, 2018 of (200%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are non-deductible foreign currency translation losses and non-deductible interest expense in certain territories.

  Loss for the year

        As a result of the items described above, the loss for the year ended December 31, 2019 decreased by $35 million, to $40 million, compared with a loss of $75 million in the year ended December 31,

2018, primarily due to lower net finance expense and lower income tax charge, partly offset by lower operating profit.

Supplemental Management's Discussion and Analysis

  Key Operating non-GAAP Measures—Adjusted EBITDA

        We include certain non-GAAP financial measures, including adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization, and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

        Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business in 2020.

Reconciliation of profit for the year to Adjusted EBITDA

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Profit/(loss) for the year	111	(40)	(75)
Income tax charge	29	25	50
Net finance expense	70	213	229
Depreciation and amortization	315	290	288
Exceptional operating items	20	15	27

Adjusted EBITDA	545	503	519

        Adjusted EBITDA in the year ended December 31, 2020 increased by $42 million, or 8%, to $545 million, compared with $503 million in the year ended December 31, 2019.

        Adjusted EBITDA in the year ended December 31, 2019 decreased by $16 million, or 3%, to $503 million, compared with $519 million in the year ended December 31, 2018.

  Exceptional Items

        The following table provides detail on exceptional items included in cost of sales, sales, general and administration expenses and net finance expense:

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Exceptional items—cost of sales	7	4	27
Exceptional items—SGA expenses	13	11	—
Exceptional items—net finance expense*	—	5	—

Exceptional items	20	20	27

Exceptional income tax credit	(14)	(3)	(5)

Total exceptional charge, net of tax	6	17	22

*
Accelerated amortization of deferred debt issue costs.

Exceptional items—cost of sales

  •
  2020; $7 million primarily related to capacity realignment and investments programs of the Business, mainly related to start-up costs, principally incurred in the Americas.

  •
  2019; $4 million primarily related to capacity realignment and investments programs of the Business, mainly related to start-up costs.

  •
  2018; $24 million primarily related to capacity realignment programs of the Business, principally incurred in Europe, and mainly related to footprint reorganization and start-up costs. In addition, $3 million pension service cost was recognized in Europe in respect of GMP equalization.

Exceptional items—SGA expense

  •
  2020; $13 million primarily related to transaction-related and other costs, including customary indemnification clauses related to the original acquisition of the Beverage business by Ardagh and professional advisory fees, and other costs related to transformation initiatives.

  •
  2019; $11 million primarily related to transaction-related and other costs, including customary indemnification clauses related to the original acquisition of the Beverage business by Ardagh and professional advisory fees.

Segment Information

  Year Ended December 31, 2020 compared to Year Ended December 31, 2019

	Year ended December 31,
	2020	2019
	(in $ millions)
Revenue
Europe	1,599	1,556
Americas	1,852	1,788

Total Revenue	3,451	3,344

Adjusted EBITDA
Europe	249	253
Americas	296	250

Adjusted EBITDA	545	503

  Revenue

        Beverage Europe.    Revenue increased by $43 million, or 3%, to $1,599 million in the year ended December 31, 2020, compared with $1,556 million in the year ended December 31, 2019. The increase in revenue primarily reflects favorable foreign currency translation effects of $10 million and favorable volume/mix effects of 4%, partly offset by the pass through of lower input costs in selling prices.

        Beverage Americas.    Revenue increased by $64 million, or 4%, to $1,852 million in the year ended December 31, 2020, compared with $1,788 million in the year ended December 31, 2019. Revenue growth reflected favorable volume/mix effects of 6%, partly offset by the pass through of lower input costs.

  Adjusted EBITDA

        Beverage Europe.    Adjusted EBITDA decreased by $4 million, or 2%, to $249 million in the year ended December 31, 2020, compared with $253 million in the year ended December 31, 2019. Excluding favorable foreign currency translation effects of $1 million, the decrease in Adjusted EBITDA reflected the net impact of a prior year pension credit and increased operating costs, partly offset by favorable volume/mix effects and lower input costs.

        Beverage Americas.    Adjusted EBITDA increased by $46 million, or 18%, to $296 million in the year ended December 31, 2020, compared with $250 million in the year ended December 31, 2019. Adjusted EBITDA growth was mainly driven by favorable volume/mix effects and other costs savings.

  Year Ended December 31, 2019 compared to Year Ended December 31, 2018

	Year ended December 31,
	2019	2018
	(in $ millions)
Revenue
Europe	1,556	1,616
Americas	1,788	1,722

Total Revenue	3,344	3,338

Adjusted EBITDA
Europe	253	284
Americas	250	235

Adjusted EBITDA	503	519

  Revenue

        Beverage Europe.    Revenue decreased by $60 million, or 4%, to $1,556 million in the year ended December 31, 2019, compared with $1,616 million in the year ended December 31, 2018. The decrease in revenue primarily reflects unfavorable foreign currency translation effects of $86 million and lower selling prices, partly offset by favorable volume/mix effects of 3%.

        Beverage Americas.    Revenue increased by $66 million, or 4%, to $1,788 million in the year ended December 31, 2019, compared with $1,722 million in the year ended December 31, 2018. Revenue growth reflected favorable volume/mix effects of 8%, partly offset by the pass through of lower input costs.

  Adjusted EBITDA

        Beverage Europe.    Adjusted EBITDA decreased by $31 million, or 11%, to $253 million in the year ended December 31, 2019, compared with $284 million in the year ended December 31, 2018. The decrease in Adjusted EBITDA reflected unfavorable foreign currency translation effects of $13 million, lower selling prices and increased operating and other costs, partly offset by favorable volume/mix effects and a one-time pension credit of approximately $15 million.

        Beverage Americas.    Adjusted EBITDA increased by $15 million, or 6%, to $250 million in the year ended December 31, 2019, compared with $235 million in the year ended December 31, 2018. Adjusted EBITDA growth principally reflected favorable volume/mix effects, partly offset by higher operating and other costs.

Liquidity and Capital Resources

  Cash Requirements Related to Operations

        Our primary sources of liquidity have historically been (i) cash generated from our operations and (ii) related party borrowings and advances, which will no longer be available upon the completion of the Transactions. Consequently, we will seek external sources of financing to the extent cash generated from operations is not sufficient to meet our requirements. Following the Pre-Closing Restructuring, we will not have any commitments to guarantee or pledge our shares or assets as collateral for debt of AGSA and, following the Notes Offering, none of our cash flows will be used to service Ardagh's debt.

        We currently expect that cash and cash equivalents, cash flows from operations and other available financing from the Notes Offering will be sufficient to meet our anticipated operating, capital expenditure, investment, debt service and other financing requirements during the next twelve months and for the foreseeable future. In addition to the Notes Offering, we expect to enter into a revolving credit facility, including potentially a global asset based loan facility or a super senior revolver, or other liquidity financing arrangements.

        Our divisions' sales and cash flows are subject to seasonal fluctuations. Demand for our products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. Our investment in working capital typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under available credit facilities.

        The following table outlines our principal financing arrangements as of December 31:

	At December 31,
	2020	2019	2018	2017(i)
	$'m	$'m	$'m	$'m
Related party borrowings	2,690	2,630	2,614	2,650
Leases	136	133	107	82
Other borrowings	9	17	2	—

Total borrowings	2,835	2,780	2,723	2,732
Deferred debt issue costs	—	—	(5)	(7)

Net borrowings	2,835	2,780	2,718	2,725
Cash and cash equivalents	(257)	(284)	(148)	(150)
Derivative financial instruments used to hedge foreign currency and interest rate risk	—	—	(17)	(6)

Net debt	2,578	2,496	2,553	2,569

(i)
At January 1, 2018

        Lease obligations at December 31, 2020 of $136 million (December 31, 2019: $133 million; December 31, 2018: $107 million) primarily reflect $36 million of new or renewed leases (December 31, 2019: $55 million; December 31, 2018: $47 million), offset by $35 million (2019: $26 million; 2018: $19 million) of principal repayments and foreign currency movements in the year ended December 31, 2020.

        The following table outlines the minimum repayments the Business is obliged to make in respect of its financing arrangements as of December 31, 2020, during the twelve months ending December 31, 2021, and assumes that the other credit lines will be replaced with similar facilities including a revolving credit facility (Global Asset Based Loan Facility) which we expect to enter into.

Facility	Currency	Local Currency	Final Maturity Date	Facility Type	Minimum net repayment for the twelve months ending December 31, 2021
		(in millions)			(in $ millions)
Lease obligations	Various	—		Amortizing	33
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	9

					42

        The AMP Business believes it has adequate liquidity to satisfy its cash needs for at least the next 12 months. In the year ended December 31, 2020, the AMP Business reported operating profit of $210 million, cash generated from operations of $530 million, net cash from operating activities of $334 million, and generated Adjusted EBITDA of $545 million.

        The AMP Business generates substantial cash flow from its operations and had $257 million in cash and cash equivalents and restricted cash as of December 31, 2020. We believe that our cash balances and future cash flow from operating activities, as well as credit facilities that we expect to enter into in the future, will provide sufficient liquidity to fund our capital expenditures in addition to our business growth investment projects, as well as interest payments on our notes and other credit facilities for at least the next 12 months.

        Accordingly, the AMP Business believes that its long-term liquidity needs will primarily relate to the service of its debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow from operating activities and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates.

Cash Flows

        The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2020, set forth below:

	Year ended December 31,
	2020	2019	2018
	(in $ millions)
Operating profit	210	198	204
Depreciation and amortization	315	290	288
Exceptional operating items	20	15	27
Movement in working capital(1)	7	102	18
Exceptional costs paid, including restructuring	(22)	(7)	(36)

Cash generated from operations	530	598	501
Interest paid	(155)	(178)	(177)
Income tax paid	(41)	(43)	(52)

Net cash from operating activities	334	377	272
Capital expenditure(2)	(268)	(205)	(182)

Net cash used in investing activities	(268)	(205)	(182)
Net change in other current borrowings	(8)	16	2
Consideration received on termination of derivative financial instruments	—	28	—
Lease payments	(35)	(26)	(19)
Cash remitted to Ardagh	(55)	(54)	(73)

Net cash outflow from financing activities	(98)	(36)	(90)

Net (decrease)/increase in cash and cash equivalents	(32)	136	—

Exchange gain/(loss) on cash and cash equivalents	5	—	(2)

Net (decrease)/increase in cash and cash equivalents after exchange gain/(loss)	(27)	136	(2)

(1)
Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables and current provisions.

(2)
Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

  Net cash from operating activities

        Net cash from operating activities decreased by $43 million from $377 million in the year ended December 31, 2019, to $334 million in the year ended December 31, 2020. The decrease was primarily due to a decrease in working capital inflows of $95 million, and an increase of $15 million in exceptional operating costs paid, partly offset by an increase of $12 million in operating profit, an increase in depreciation and amortization of $25 million and an increase in exceptional operating items expense of $5 million. Net cash from operating activities was further impacted by interest paid and tax paid of $155 million and $41 million, respectively.

        Net cash from operating activities increased by $105 million from $272 million in the year ended December 31, 2018, to $377 million in the year ended December 31, 2019. The increase was primarily due to higher working capital inflows of $84 million, a decrease in exceptional costs paid, including restructuring of $29 million, lower income tax paid of $9 million, and increased depreciation and amortization of $2 million, partly offset by a decrease in exceptional operating items expense of $12 million, lower operating profit of $6 million and an increase in interest paid of $1 million.

  Net cash used in investing activities

        Net cash used in investing activities increased by $63 million to $268 million in the year ended December 31, 2020, compared with the same period in 2019 due to increased capital expenditure, reflecting capital investment initiatives, and the timing of projects. Capital expenditure for the year ended December 31, 2020, includes $168 million related to the Business' growth investment initiatives.

        Net cash used in investing activities increased by $23 million to $205 million in the year ended December 31, 2019, compared with the same period in 2018 due to increased capital expenditure, reflecting capital investment initiatives and timing of projects. Capital expenditure for the year ended December 31, 2019, includes $10 million related to the Business' short payback projects.

  Net outflow from financing activities

        In the year ended December 31, 2020, net cash from financing activities represented an outflow of $98 million compared with $36 million in the same period in 2019. The increase was due to a cash outflow of $8 million in the net change in other current borrowings for the year ended December 31, 2020, primarily related to amounts collected from customers for accounts receivables sold under factoring arrangements but not yet remitted to the financial institutions at December 31, 2020, compared to a cash inflow of $16 million in the year ended December 31, 2019. Lease repayments also increased by $9 million compared to the same period in 2019 as a result of leasing activity levels.

        In the year ended December 31, 2019, net cash from financing activities represented an outflow of $36 million compared with $90 million in the same period in 2018. The decrease primarily relates to consideration received on termination of derivative financial instruments of $28 million, a decrease in cash remitted to Ardagh of $19 million, and an increase in the cash inflow in net change in other borrowings of $14 million, partly offset by an increase in lease repayments of $7 million reflecting leasing activity levels.

        Consideration received on termination of derivative financial instruments of $28 million reflects the proceeds received on settlement of the CCIRS in August 2019.

  Working capital

        For the year ended December 31, 2020, working capital inflows decreased by $95 million to $7 million, compared to $102 million in December 31, 2019. The decrease in working capital was primarily due to unfavorable cashflows generated from trade and other receivables and trade and other payables, partly offset by favorable cashflows generated from inventories.

        For the year ended December 31, 2019, working capital inflows increased by $84 million to $102 million, compared to $18 million in December 31, 2018. The increase in working capital was primarily due to favorable cashflows generated from trade and other payables and inventories, partly offset by unfavorable cashflows generated from trade and other receivables.

  Exceptional operating costs paid

        Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2020, increased by $15 million to $22 million compared with $7 million in the year ended December 31, 2019. In the year ended December 31, 2020, amounts paid of $22 million primarily related to capacity realignment and investments programs of the Business, including start-up costs.

        Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2019, decreased by $29 million to $7 million compared with $36 million in the year ended December 31, 2018. In the year ended December 31, 2019, amounts paid of $7 million primarily related to start-up related costs paid.

  Income tax paid

        Income tax paid during the year ended December 31, 2020, was $41 million, which represents a decrease of $2 million compared to $43 million for the year ended December 31, 2019. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

        Income tax paid during the year ended December 31, 2019, was $43 million, which represents a decrease of $9 million compared to $52 million for the year ended December 31, 2018. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions, in addition to the phasing of tax incentives in certain jurisdictions.

  Capital expenditure

	Year ended December 31,
	2020	2019	2018
	(in $ millions)
Europe	101	95	103
Americas	167	110	79

Net capital expenditure	268	205	182

        Capital expenditure for the year ended December 31, 2020 increased by $63 million, or 31%, to $268 million, compared to $205 million for the year ended December 31, 2019. The increase was primarily attributable to spending of $168 million on the Business' growth investment projects during 2020. In Europe, capital expenditure in the year ended December 31, 2020, was $101 million compared to capital expenditure of $95 million in the same period in 2019, with the increase primarily attributable business growth projects, partly offset by the timing of activity. In the Americas, capital expenditure in the year ended December 31, 2020, was $167 million compared to capital expenditure of $110 million in the same period in 2019, with the increase primarily attributable to the Business' growth investment initiatives.

        Capital expenditure for the year ended December 31, 2019, increased by $23 million, or 13%, to $205 million, compared to $182 million for the year ended December 31, 2018. In Europe, capital expenditure in the year ended December 31, 2019, was $95 million, compared to capital expenditure of $103 million in the same period in 2018 with the decrease primarily attributable to the timing of projects, partly offset by increased capital expenditure on short payback projects. In the Americas, capital expenditure in the year ended December 31, 2019, was $110 million compared to capital expenditure of $79 million in the same period in 2018, with the increase primarily attributable to increased capital investment initiatives.

Off-balance sheet arrangements

  Receivables Factoring and Related Programs

        The Business participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Business. Receivables of $332 million were sold under these programs at December 31, 2020 (December 31, 2019: $370 million).

  Trade Payables Processing

        Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institutions. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Business continues to present such obligations within trade payables

Contractual Obligations and Commitments

        The following table summarizes AMPSA's contractual obligations and commitments as of December 31, 2020:

	Total	Less than one year	1 - 3 years	3 - 5 years	More than five years
	(in $ millions)
Long term related party borrowings—capital repayment	2,690	—	—	2,022	668
Long term related party borrowings—interest	757	153	306	298	—
Lease obligations and other borrowings	175	47	53	25	50
Purchase obligations	843	843	—	—	—
Derivatives	352	300	52	—	—
Contracted capital commitments	115	115	—	—	—

Total	4,932	1,458	411	2,345	718

Quantitative and Qualitative Disclosures about Market Risk

        The statements about market risk below relate to our historical financial information included in this proxy statement/prospectus.

Interest Rate

        At December 31, 2020, AMPSA's related party borrowings were 100% (2019: 100%, 2018: 100%, January 1, 2018: 100%) fixed, and hence the AMP Business is not subject to interest rate risk.

Currency Exchange Risk

        AMPSA presents its combined financial information in U.S. dollar.

        AMPSA operates in 9 countries, across three continents and its main currency exposure in the year to December 31, 2020, from the U.S. dollar presentation currency, was in relation to the euro, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

        AMPSA has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

        Fluctuations in the value of these currencies with respect to the U.S. dollar presentation currency may have a significant impact on AMPSA's financial condition and results of operations. AMPSA believes that a strengthening of the U.S. dollar exchange rate by 1% against all other foreign currencies from the December 31, 2020 rate would increase invested capital by approximately $5 million.

Commodity Price Risk

        AMPSA is exposed to changes in prices of its main raw materials, primarily energy, and aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by-products may materially impact our business, affecting our transport, lacquer and ink costs.

        AMPSA uses derivative agreements with AGSA to manage some of the material cost risk. The use of derivative contracts to manage its risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on its financial condition. AMPSA is also exposed to possible interruptions of supply of aluminum or other raw materials and any inability to purchase raw materials could negatively impact its operations.

        As a result of the volatility of gas and electricity prices, AMPSA has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. AMPSA policy is to purchase gas and electricity by entering into forward price-fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. AMPSA does not net settle, nor do we sell within a short period of time after taking delivery. AMPSA avails of the own use exemption and, therefore, these contracts are treated as executory contracts. AMPSA typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices.

Credit Risk

        Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of AMPSA, including outstanding receivables. The policy of AMPSA is to place excess liquidity on deposit with AMPSA Treasury who will, in turn, only place excess liquid funds with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of "BBB+" from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Ardagh Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

        Business policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within AMPSA. AMPSA's policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. AMPSA does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2020, the ten largest customers of AMPSA accounted for approximately 64% of total revenues (2019: 65%; 2018: 66%). There is no recent history of default with these customers.

Liquidity Risk

        AMPSA is exposed to liquidity risk which arises primarily from the maturing of short term and long-term debt obligations. AMPSA's policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

        To effectively manage liquidity risk AMPSA:

  •
  has committed borrowing facilities that it can access to meet liquidity needs;

  •
  maintains cash balances and liquid investments with highly-rated counterparties;

  •
  limits the maturity of cash balances;

  •
  borrows the bulk of its debt needs under long term fixed rate debt securities; and

  •
  has internal control processes to manage liquidity risk.

        Cash flow forecasting is performed in the operating entities of AMPSA and results in rolling forecasts of AMPSA's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that AMPSA does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration AMPSA's debt financing plans.

 CERTAIN AMPSA RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        References in this section to "we," "our," "us," the "Company," or "AMPSA" generally refer to AMPSA and its consolidated subsidiaries.

Transfer Agreement

        See the section entitled "Certain Agreements Related to the Business Combination—Transfer Agreement."

Services Agreement

        See the section entitled "Certain Agreements Related to the Business Combination—Service Agreement."

Shareholders Agreement

        See the section entitled "Certain Agreements Related to the Business Combination—Shareholders Agreement."

Subscription Agreement

        See the section entitled "Certain Agreements Related to the Business Combination—Subscription Agreement."

Registration Rights and Lock-Up Agreement

        See the section entitled "Certain Agreements Related to the Business Combination—Registration Rights and Lock-Up Agreement."

Additional Related Party Transactions—Historical

        For additional information in relation to materially significant related party transactions during the years ended December 31, 2020, 2019 and 2018, see Notes 2, 5, 15, 16, 17, 18 and 22 to the Combined Financial Statements as of and for the fiscal years ended December 31, 2020, 2019 and 2018 included elsewhere in this proxy statement/prospectus. Any further related party transactions in the years ended December 31, 2020, 2019 and 2018 were both immaterial and no more than incidental in nature.

Policy Concerning Related Person Transactions

        Our board of directors will adopt a written policy, which we refer to as the related party transactions policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors or beneficial owner of more than 5% of AMPSA Shares (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

 INFORMATION ABOUT GHV

        References in this section to "we," "our," "us," the "Company," or "GHV" generally refer to GHV.

General

        We are a special purpose acquisition company incorporated on June 25, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as a "business combination". Prior to our entering into the Business Combination Agreement, our acquisition and value creation strategy was to identify, acquire and, after an initial business combination, to build a company in an industry or sector that complements the experience of our management team and can benefit from our operational expertise. Our acquisition selection process has leveraged our team's network of potential transaction sources, ranging from owners and directors of private and public companies, private equity funds, investment bankers, lenders, attorneys, accountants and other trusted advisors across various sectors. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a "shell company" as defined under the Exchange Act because we have no operations and nominal assets consisting solely of cash and/or cash equivalents.

        On July 14, 2020, the Sponsor purchased 11,500,000 GHV Founder Shares for $25,000, or approximately $0.002 per share. On August 3, 2020, the Sponsor transferred 25,000 GHV Founder Shares to each of the Company's three independent director nominees at their original purchase price. On August 5, 2020, the Company effected a stock dividend with respect to its GHV Class F Common Stock of 2,156,250 shares thereof, resulting in an aggregate of 13,656,250 outstanding shares of GHV Class F Common Stock. On September 21, 2020, the Sponsor forfeited 531,250 Founder Shares following the expiration of the unexercised portion of the underwriters' overallotment option, so that the Founder Shares held by the Initial Stockholders would represent 20.0% of the outstanding shares of common stock following completion of the Public Offering. The shares and the associated amounts have been retroactively restated to reflect the dividend. The GHV Founder Shares are identical to the GHV Class A Common Stock included in the GHV Units sold in the IPO except that the GHV Founder Shares are convertible under the circumstances described below. The GHV Founder Shares will automatically convert into shares of GHV Class A Common Stock at the time of the Merger on a one-for-one basis, subject to adjustment as described in the Company's second amended and restated certificate of incorporation.

        Pursuant to the IPO, on August 10, 2020 (the "IPO Closing Date"), the Company sold 52,500,000 GHV Units at a price of $10.00 per unit, including 5,000,000 GHV Units as a result of the underwriters' partial exercise of its over-allotment option, generating gross proceeds of $525,000,000. Each GHV Unit consists of one share of the Company's GHV Class A Common Stock and one-fifth of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one share of GHV Class A Common Stock. Each Public Warrant will become exercisable on the later of 30 days after the completion of the Company's initial business combination or 12 months from the IPO Closing Date and will expire five years after the completion of the Company's initial business combination or earlier upon redemption or liquidation. However, if the Company does not complete an initial business combination on or prior to August 10, 2022, the Public Warrants will expire at the end of such period.

        The Sponsor has purchased from the Company an aggregate of 6,250,000 Private Placement Warrants at a price of $2.00 per warrant (a purchase price of approximately $12,500,000) in a Private Placement that occurred simultaneously with the completion of the IPO. Each Private Placement Warrant entitles the holder to purchase one share of GHV Class A Common Stock at $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account pending completion of the Merger. The Private Placement

Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the GHV Units in the IPO, except the Private Placement Warrants are not redeemable so long as they are held by the Sponsor or its permitted transferees. If the Company does not complete a business combination, then the Private Placement Warrants proceeds will be part of the liquidation distribution to the public stockholders and the Private Placement Warrants will expire worthless.

        On February 22, 2021, the Company entered into the Business Combination Agreement. The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Company on February 22, 2021 and the Board of Directors of AGSA on February 22, 2021.

Initial Business Combination

        Nasdaq rules require that an initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in our Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with an initial business combination. Our Board has determined that the Merger meets the 80% test.

Redemption Rights for Holders of Public Shares

        We are providing our Public Stockholders with the opportunity to redeem their Public Shares for cash equal to a pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the closing of the Merger, including interest not previously released to the Company to fund Regulatory Withdrawals and/or to pay its franchise and income taxes, divided by the number of then outstanding Public Shares, upon the consummation of the Merger, subject to the limitations described herein. As of December 31, 2020, the redemption price would have been approximately $10.00 per share. Our Initial Stockholders, including our Sponsor, and our other current directors and officers have agreed to waive their redemption rights with respect to their shares of GHV Common Stock in connection with the consummation of the Merger. The GHV Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our GHV Common Stock they may hold in connection with the consummation of the Merger.

Submission of Our Initial Business Combination to a Stockholder Vote

        The Special Meeting of our stockholders to which this proxy statement/prospectus relates is to solicit your approval of the Merger Proposal. Unlike many other special purpose acquisition companies, our Public Stockholders are not required to vote against the Merger Proposal in order to exercise their redemption rights. If the Merger is not completed, then Public Stockholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Initial Stockholders, including our Sponsor, have agreed to vote any shares of GHV Common Stock owned by them in favor of the Merger Proposal.

Limitations on Redemption Rights

        Notwithstanding the foregoing, our current certificate of incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from exercising redemptions with respect to more than an aggregate of 20% of the shares of GHV Class A Common Stock included in the GHV Units sold in our IPO.

Employees

        We currently have three executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed an initial business combination. We presently expect our officers to devote such amount of time as they reasonably believe is necessary to our business, and the amount of time that Mr. Gores or any other members of our management will devote in any time period will vary based on the current stage of the business combination process.

Management

Directors and Officers

        Our current directors and executive officers are as follows:

Name	Age	Title
Alec E. Gores	67	Chairman
Mark R. Stone	57	Chief Executive Officer
Andrew McBride	40	Chief Financial Officer and Secretary
Randall Bort	56	Director
William Patton	75	Director
Jeffrey Rea	56	Director

        Alec E. Gores has been our Chairman since June 2020. Mr. Gores is the Founder, Chairman and Chief Executive Officer of The Gores Group, a global investment firm focused on acquiring businesses that can benefit from the firm's operating expertise. Mr. Gores implemented an operational approach to private equity investing when he founded The Gores Group in 1987 by operating businesses alongside management, or in some cases in lieu of management, to build value in those entities. Since then, the firm has acquired more than 120 businesses including a current portfolio of 8 active companies worldwide. Mr. Gores began his career as a self-made entrepreneur and operating executive. In 1978, he self-funded and founded Executive Business Systems (EBS), a developer and distributor of vertical business software systems. Within seven years, EBS had become a leading value-added reseller in Michigan and employed over 200 people. In 1986, CONTEL purchased EBS, and Mr. Gores subsequently began acquiring and operating non-core businesses from major corporations and building value in those entities, a decision that ultimately led to the founding of what has evolved into The Gores Group today. Under his leadership, The Gores Group has continued to acquire businesses in need of operational and financial resources, while creating value and working with management teams to establish an entrepreneurial environment as a foundation for sustainable growth. This philosophy has served the firm well. Mr. Gores served as the Chairman of the board of directors of Gores Holdings I from its inception in June 2015 until completion of the Hostess acquisition in November 2016, as the Chairman of the board of directors of Gores Holdings II from its inception in August 2016 until completion of the Verra Mobility acquisition in October 2018 and as the Chairman of the board of directors of Gores Holdings III from its inception in October 2017 until the completion of the PAE acquisition in February 2020. Additionally, Mr. Gores served as the Chief Executive Officer and Director of Gores Metropoulos from its inception in August 2018 until the completion of the Luminar acquisition in December 2020 and has served as a director of Luminar since December 2020. In addition, Mr. Gores has served as the Chairman of the board of directors of Gores Holdings IV since June 2019 until the completion of the UWM acquisition in January 2021. Mr. Gores has served as the Chairman of the board of directors of Gores Holdings VI since June 2020 and will continue to do so until the completion of the recently announced Matterport acquisition, Gores Holdings VII since September 2020, Gores Holdings VIII since September 2020, Gores Technology I since December 2020, Gores Technology II since December 2020 and Gores Guggenheim since December 2020. Mr. Gores has also served as the Chief Executive Officer and a director of Gores Metropoulos II since July 2020.

Mr. Gores holds a degree in Computer Science from Western Michigan University. Mr. Gores' significant investment and financial expertise make him well qualified to serve as a member of our board of directors.

        Mark R. Stone has been our Chief Executive Officer since July 2020. Mr. Stone is a Senior Managing Director of The Gores Group. Mr. Stone is a member of the Investment Committee and a member of the Office of the Chairman of The Gores Group. Mr. Stone has worked at The Gores Group for more than fifteen years. Mr. Stone served as the Chief Executive Officer of Gores Holdings I from its inception in June 2015 until completion of the Hostess acquisition in November 2016 and served as a Director of Hostess until April 2018. Additionally, Mr. Stone served as the Chief Executive Officer of Gores Holdings II from its inception in August 2016 until completion of the Verra Mobility acquisition in October 2018, as the Chief Executive Officer of Gores Holdings III from its inception in October 2017 until the completion of the PAE acquisition in February 2020, and as the Chief Executive Officer of Gores Holdings IV from June 2019 until the completion of the UWM acquisition in January 2021. Mr. Stone has served as the Chief Executive Officer of Gores Holdings VI since June 2020 and will continue to do so until the completion of the recently announced Matterport acquisition, Gores Holdings VII since September 2020, Gores Holdings VIII since September 2020 and Gores Guggenheim since December 2020. From 2005 until 2013, Mr. Stone primarily focused on worldwide operations of Gores' portfolio companies and Gores' operational due diligence efforts. He has been a senior team member with key responsibility in several turnaround, value-oriented investment opportunities, including Stock Building Supply, a supplier of building materials and construction services to professional home builders and contractors in the Unites States; United Road Services, a provider of finished vehicle logistics services; and Sage Automotive Interiors, the largest North American manufacturer of high-performance automotive seat fabrics. Mr. Stone has also been involved with the acquisitions, successful carve-outs and transformations of Lineage Power and VincoTech, manufacturers of telecom conversion products, electronic OEMs, power modules, GPS products and electronic manufacturing services, from TE Connectivity Ltd.; Therakos, a global leader in advanced technologies for extracorporeal photopheresis (ECP), from Johnson & Johnson; and Sagem Communications, a Paris-based manufacturer of set-top boxes, residential terminals, printers and other communications equipment, from the Safran Group. He has served as Executive Chairman and/or CEO of several portfolio companies including Siemens Enterprise Communications, a leading Munich-based global corporate telephony (PBX) and unified communications (UC) solutions provider, and Enterasys Networks, a global network solutions provider. Prior to joining The Gores Group, Mr. Stone spent nearly a decade as a chief executive transforming businesses across the services, industrial and technology sectors. Mr. Stone spent five years with The Boston Consulting Group as a member of their high technology and industrial goods practices and served in the firm's Boston, London, Los Angeles and Seoul offices. Mr. Stone earned a B.S. in Finance with Computer Science and Mathematics concentrations from the University of Maine and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania.

        Andrew McBride has been our Chief Financial Officer and Secretary since July 2020. Mr. McBride has served as Senior Vice President, Finance and Tax at The Gores Group since February 2010, where he is responsible for tax due diligence and structuring of acquisitions, compliance, planning, financial management and portfolio company reporting. Mr. McBride also served as the Chief Financial Officer and Secretary of Gores Holdings I from January 2016 until completion of the Hostess acquisition in November 2016, as the Chief Financial Officer and Secretary of Gores Holdings II from its inception in August 2016 until completion of the Verra Mobility acquisition in October 2018, as the Chief Financial Officer and Secretary of Gores Holdings III from its inception in October 2017 until the completion of the PAE acquisition in February 2020, as the Chief Financial Officer and Secretary of Gores Metropoulos from its inception in August 2018 until the completion of the Luminar acquisition in December 2020 and as the Chief Financial Officer and Secretary of Gores Holdings IV from June 2019 until the completion of the UWM acquisition in January 2021. Mr. McBride has also served as the

Chief Financial Officer of Gores Holdings VI since June 2020 and will continue to do so until the completion of the recently announced Matterport acquisition, Gores Metropoulos II since July 2020, Gores Holdings VII since September 2020, Gores Holdings VIII since September 2020, Gores Technology I since December 2020, Gores Technology II since December 2020, and Gores Guggenheim since December 2020. Previously, from January 2008 to January 2010, Mr. McBride worked in the High Net Worth group at Ehrhardt, Keefe, Steiner, and Hottman, P.C. From January 2004 to January 2008, Mr. McBride was with KPMG, LLP, assisting international corporations with tax planning, structuring and compliance issues. Mr. McBride holds a B.S. in Accounting and Finance from the University of Notre Dame and is licensed as a Certified Public Accountant in the State of Colorado.

        Randall Bort has served as a member of our board of directors since August 5, 2020. Mr. Bort is a Co-Founder of SandTree Holdings, LLC, a private commercial real estate investment firm, and has been a partner at SandTree since November 2012. Previously, Mr. Bort was an investment banker at Drexel Burnham Lambert, BT Securities, Donaldson, Lufkin & Jenrette, Credit Suisse First Boston, The Mercanti Group and Imperial Capital. Mr. Bort has significant financial, transactional and capital markets experience across multiple industries and has worked both domestically and in Asia. Mr. Bort earned a B.A. in Economics and Mathematics from Claremont McKenna College and an M.B.A. in Finance and Entrepreneurial Management from The Wharton School of the University of Pennsylvania. Mr. Bort served as a member of the board of directors of Gores Holdings I from August 2015 until completion of the Hostess acquisition in November 2016, as a member of the board of directors of Verra Mobility Corp. (formerly Gores Holdings II) from January 2017 until June 2019, as a member of the board of directors of Gores Holdings III from September 2018 until the completion of the PAE acquisition in February 2020, as a member of the board of directors of Gores Metropoulos, from February 2019 until the completion of the Luminar acquisition in December 2020, and as a member of the board of directors of Gores Holdings IV from June 2019 until the completion of the UWM acquisition in January 2021. Mr. Bort has also served as a member of the board of directors of Gores Holdings VI since December 2020 and will continue to do so until the completion of the recently announced Matterport acquisition, Gores Metropoulos II since January 2021, Gores Holdings VII since February 2021, and Gores Holdings VIII since March 2021. Mr. Bort is also expected to serve as a member of the board of directors of Gores Guggenheim, Inc. upon completion of its offering. Mr. Bort also is a member of the Board of Trustees of Children's Bureau, a non-profit organization based in Los Angeles focused on foster care and the prevention of child abuse. Mr. Bort's significant investment and financial expertise make him well qualified to serve as a member of our board of directors.

        William Patton has served as a member of our board of directors since August 5, 2020. Mr. Patton is Chairman, Chief Executive Officer and Co-Founder of The Four Star Group, a consulting and advisory firm focused on the civilian fields of Defense, Space, Military and Security. Mr. Patton has served as chairman, president and/or chief executive officer of a number of private and public companies including Unisys, Cado Systems, MAI Basic Four and Peerless Systems and has spent his entire career in the related fields of computer systems and telecommunications technology. Mr. Patton served as a member of the Board of Directors of Gores Holdings I from August 2015 until completion of the Hostess acquisition in November 2016, as a member of the Board of Directors of Verra Mobility Corp. (formerly Gores Holdings II) from January 2017 until completion of the Verra Mobility acquisition in October 2018, as a member of the Board of Directors of Gores Holdings III from September 2018 until the completion of the PAE acquisition in February 2020 and as a member of the Board of Directors of Gores Holdings IV from June 2019 until the completion of the UWM acquisition in January 2021. Mr. Patton has also served as a member of the board of directors of Gores Holdings VIII since March 2021. Mr. Patton holds an undergraduate Business degree from Santa Monica City College and a B.S. in Petroleum Engineering from the Missouri School of Science & Technology graduating cum laude, and attended the Harvard Business School PMD Program. Mr. Patton was the Co-Founder and first President of the United States Academic Decathlon, now recognized as the nation's largest high school competition emphasizing academic excellence including most of the United States and many international schools. Mr. Patton served as an officer and Ranger in the United States Army for nine years, attaining the rank of Major. Mr. Patton's significant experience on the boards of a number of private and public companies makes him well qualified to serve as a member of our board of directors.

        Jeffrey Rea has served as a member of our board of directors, since August 5, 2020. Mr. Rea served as a director of BMC Stock Holdings, Inc. (Nasdaq: BMCH) through May 2020. Mr. Rea previously served as President, Chief Executive Officer and Director of Stock Building Supply Holdings, Inc. (Nasdaq: STCK) from November 2010 to December 1, 2015, at which time the company was merged with Building Materials Holding Corporation to create BMC Stock Holdings, Inc. Prior to that, Mr. Rea served as President of the specialty products group at TE Connectivity Ltd. from 2008 to 2010. Prior to that, Mr. Rea was the Senior Vice President of the building products group at Johns Manville, a global manufacturer of highly engineered materials and building products, which is owned by Berkshire Hathaway Company. Before joining Johns Manville, Mr. Rea served for 15 years in various leadership roles at General Electric Company, including general management, sales and marketing, distribution management and supply chain leadership positions. Mr. Rea also served for five years with its corporate audit staff. Mr. Rea served as a member of the Board of Directors of Gores Holdings I from August 2015 until completion of the Hostess acquisition in November 2016, as a member of the Board of Directors of Verra Mobility Corp. (formerly Gores Holdings II) from January 2017 until June 2019, as a member of the Board of Directors of Gores Holdings III from September 2018 until the completion of the PAE acquisition in February 2020 and as a member of the Board of Directors of Gores Holdings IV, from January 2020 until the completion of the UWM acquisition in January 2021. Mr. Rea has also served as a member of the board of directors of Gores Holdings VIII since March 2021. Mr. Rea received a degree in mechanical engineering from Rose-Hulman Institute of Technology. Mr. Rea's significant experience on the boards of a number of private and public companies makes him well qualified to serve as a member of our board of directors.

Stockholder Communications

        Our board of directors has established a process for stockholders to send communications to our board of directors. Stockholders may communicate with our board of directors generally or a specific director at any time by writing to the Company's Secretary, Gores Holdings V, Inc., 9800 Wilshire Blvd., Beverly Hills, California 90212. We review all messages received, and forward any message that reasonably appears to be a communication from a stockholder about a matter of stockholder interest that is intended for communication to our board of directors. Communications are sent as soon as practicable to the director to whom they are addressed, or if addressed to our board of directors generally, to the Chairman of our board of directors. Because other appropriate avenues of communication exist for matters that are not of stockholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of stockholder interest are not forwarded to our board of directors.

Board Leadership Structure and Role in Risk Oversight

        Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time. Currently, our Chief Executive Officer and Chairman roles are separately held by Mr. Mark R. Stone and Mr. Alec E. Gores, respectively. In addition, none of the officers of the Company is a member of our board of directors and none of the directors of our board of directors is an officer of the Company.

        Our board of directors is actively involved in overseeing our risk management process. Our board of directors focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to our board of directors include consideration of the challenges and risks of our businesses, and our Board and management actively engage in discussion on these topics. In addition, each of our board of directors' committees considers risk within its area of responsibility. For example, our Audit Committee provides oversight to legal and compliance matters and assesses the adequacy of our risk-related internal controls. In addition, our Compensation Committee considers risk and structures our executive compensation programs, if any, to provide incentives to appropriately reward executives for growth without undue risk taking.

Number and Terms of Office of Officers and Directors

        We have four members of our board of directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Randall Bort, expires at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of William Patton and Jeffrey Rea, expires at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Alec E. Gores, expires at the third annual meeting of stockholders.

        Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the board of directors, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the board of directors.

Director Independence

        Nasdaq listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Randall Bort, William Patton, and Jeffrey Rea are "independent directors" as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

        Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of the Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of the Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

  Audit Committee

        Our board of directors has established an audit committee of the board of directors. Audit committee members include Randall Bort, William Patton and Jeffrey Rea. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Messrs. Bort, Patton and Rea qualify as independent directors under applicable rules.

        Each member of the audit committee is financially literate and our board of directors has determined that Randall Bort qualifies as an "audit committee financial expert" as defined in applicable SEC rules.

        We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

  •
  the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

  •
  pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

  •
  reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

  •
  setting clear hiring policies for employees or former employees of the independent auditors;

  •
  setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

  •
  obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor's internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

  •
  reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

  •
  reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

  Compensation Committee

        Our board of directors has established a compensation committee of the board of directors. Compensation committee members include Randall Bort, William Patton and Jeffrey Rea. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Randall Bort, William Patton and Jeffrey Rea are independent.

        We have adopted a compensation committee charter which details the principal functions of the compensation committee, including:

  •
  reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer's compensation, evaluating our Chief Executive Officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

  •
  reviewing and approving on an annual basis the compensation of all of our other officers;

  •
  reviewing on an annual basis our executive compensation policies and plans;

  •
  implementing and administering our incentive compensation equity-based remuneration plans;

  •
  assisting management in complying with our proxy statement and annual report disclosure requirements;

  •
  approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

  •
  if required, producing a report on executive compensation to be included in our annual proxy statement; and

  •
  reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

        It is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

        The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

  Committee Membership, Meetings and Attendance

        Each of the Audit Committee and Compensation Committee of our board of directors is comprised entirely of independent directors.

        From June 25, 2020 (inception) through December 31, 2020, the end of our fiscal year, our board of directors acted by written consent two times. Our Audit Committee held two meetings in fiscal year 2020 and our Compensation Committee did not hold any meetings in fiscal year 2020.

        We encourage all of our directors to attend our annual meetings of stockholders. This Special Meeting will be our first annual meeting.

Director Nominations

        We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

        The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a Special Meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

        We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

        None of our officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our GHV Class A Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such Forms, we believe that during the year ended December 31, 2020 there were no delinquent filers.

Code of Ethics

        We have adopted a Code of Ethics applicable to our directors, executive officers and employees that complies with the rules and regulations of the Nasdaq. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. We have previously filed copies of our form Code of Ethics, our form of Audit Committee Charter and our form of Compensation Committee Charter as exhibits to our registration statement in connection with our IPO. You may review these documents by accessing our public filings at the SEC's web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request to us in writing at 9800 Wilshire Blvd. Beverly Hills, California 90212 or by telephone at (310) 209-3010. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

        The Gores Group manages several investment vehicles. Funds managed by The Gores Group or its affiliates may compete with us for acquisition opportunities. If these funds decide to pursue any such opportunity, we may be precluded from procuring such opportunities. In addition, investment ideas generated within The Gores Group, including by Mr. Gores, may be suitable for both us and for a current or future fund of The Gores Group and may be directed to such investment vehicle rather than to us. Neither The Gores Group nor members of our management team who are also employed by certain affiliates of The Gores Group have any obligation to present us with any opportunity for a potential initial business combination of which they become aware, unless presented to such member solely in his or her capacity as an officer of the Company. The Gores Group and/or our management, in their capacities as officers or managing directors of The Gores Group or in their other endeavors, may be required to present potential initial business combinations to the related entities described above, current or future investment vehicles of The Gores Group, or third parties, before they present such opportunities to us.

        Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present an initial business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of an initial business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor these fiduciary obligations under applicable law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination. Our current certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our Company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. The purpose for the surrender of corporate opportunities is to allow officers, directors or other representatives with multiple business affiliations to continue to serve as an officer of the Company or on our Board of directors . Our officers and directors may from time to time be presented with opportunities that could benefit both another business affiliation and us. In the absence of the "corporate opportunity" waiver in our charter, certain candidates would not be able to serve as an officer or director. We believe we substantially benefit from having representatives, who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the "corporate opportunity" waiver in our current certificate of incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates.

        In addition, our Sponsor, officers and directors may participate in the formation of, or become an officer or director of, any other special purpose acquisition company prior to completion of our initial business combination. As a result, our Sponsor, officers or directors could have conflicts of interest in determining whether to present initial business combination opportunities to us or to any other special purpose acquisition company with which they may become involved. Although we have no formal policy in place for vetting potential conflicts of interest, our board of directors will review any potential conflicts of interest on a case-by-case basis.

        In particular, an affiliate of our Sponsor is currently sponsoring several other special purpose acquisition companies, consisting of: Gores Holdings VI, Gores Metropoulos II, Gores Holdings VII, Gores Holdings VIII, Gores Technology I, Gores Technology II and Gores Guggenheim. On February 7, 2021, Gores Holdings VI entered into a definitive agreement to acquire Matterport. Gores Holdings VII, Gores Holdings VIII, and Gores Guggenheim may seek to complete a business combination in any location and is not focusing on any particular industry for business combinations. Gores Metropoulos II may seek to complete a business combination in any location and is focusing on a business combination in the consumer products and services industry, Gores Technology I and Gores Technology II may seek to complete a business combination in any location and are focusing on a business combination in the technology industry. Further, Mr. Gores, our Chairman, serves as the Chief Executive Officer of Gores Metropoulos II, Mr. Stone, our Chief Executive Officer, serves as the Chief Executive Officer of Gores Holdings VI, Gores Holdings VII, Gores Holdings VIII and Gores Guggenheim. Mr. McBride, our Chief Financial Officer, serves as the Chief Financial Officer for Gores Holdings VI, Gores Metropoulos II, Gores Holdings VII, Gores Holdings VIII, Gores Technology I, Gores Technology II, and Gores Guggenheim. Any such companies, including Gores Holdings VI, Gores Metropoulos II, Gores Holdings VII, Gores Holdings VIII, Gores Technology I, Gores Technology II, and Gores Guggenheim may present additional conflicts of interest in pursuing an acquisition target. However, we do not believe that any potential conflicts would materially affect our ability to complete our initial business combination. Investors should also be aware of the following other potential conflicts of interest:

  •
  the fact that the Initial Stockholders have agreed not to redeem any of the GHV Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

  •
  the fact that the GHV Sponsor paid an aggregate of $25,000 for the GHV Founder Shares that will be exchanged for AMPSA Shares at the Merger Effective Time, and which AMPSA Shares would, if unrestricted and freely tradable, have a value of approximately $98 million at the

    Merger Effective Time (based on per share price of $10), but given the restrictions on such AMPSA Shares pursuant to the Registration Rights and Lock-Up Agreement, GHV believes such AMPSA Shares have less value;

  •
  the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their GHV Founder Shares if GHV fails to complete an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor paid an aggregate of approximately $12,500,000 for its 6,250,000 Private Placement Warrants to purchase shares of GHV Class A Common Stock, and that such Private Placement Warrants will expire and become worthless if a business combination is not consummated by August 10, 2022;

  •
  if the Trust Account is liquidated, including in the event GHV is unable to complete an initial business combination within the required time period, the GHV Sponsor has agreed to indemnify GHV to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which GHV has entered into an acquisition agreement or claims of any third party (other than its independent public accountants) for services rendered or products sold to GHV, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

  •
  the continued indemnification of GHV's existing directors and officers and the purchase of a tail policy with respect to GHV's directors' and officers' existing liability insurance;

  •
  the fact that the GHV Sponsor, officers and directors will lose their entire investment in GHV and will not be reimbursed for any out-of-pocket expenses if GHV does not consummate an initial business combination by August 10, 2022;

  •
  the fact that the GHV Sponsor has the right to nominate two independent directors to AMPSA's board of directors as of the Closing;

  •
  that, at the closing of the Merger, GHV will enter into the Registration Rights and Lock-Up Agreement, which provides for registration rights to the holders of AMPSA Shares that are parties thereto and their permitted transferees;

  •
  the fact that the GHV Sponsor and members of the GHV Board and management would hold the following number of shares in AMPSA at the Closing:

Name of Person/Entity	Number of AMPSA Shares	Value of AMPSA Shares(1)
Gores Sponsor V LLC		$
Alec E. Gores		$
Mark R. Stone		$
Andrew McBride		$
Randall Bort		$
William Patton		$
Jeffrey Rea		$

(1)
Based on a per share price of $10.00.
  •
  the fact that the GHV Sponsor has entered into a Subscription Agreement with AMPSA and GHV, pursuant to which the GHV Sponsor has committed to purchase 2.5 million AMPSA Shares in the PIPE for an aggregate commitment of approximately $25 million, provided that the GHV Sponsor has the right to syndicate the AMPSA Shares purchased under such Subscription Agreement in advance of the Closing;

  •
  that an affiliate of the GHV Sponsor, Mr. Alec E. Gores, has committed to purchase            AMPSA Shares in the PIPE for an aggregate commitment of approximately $            in connection with the syndication by the GHV Sponsor of its portion of the PIPE; and

  •
  the fact that the GHV Sponsor has committed to acquire up to 9.5 million AMPSA Shares at a per share price of $10.00 in the event that there are redemptions from the Trust Account that are in excess of $1 million.

        The conflicts described above may not be resolved in our favor.

        Under Delaware law, officers and directors owe the following duties:

  i.
  duty to act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

  ii.
  duty to refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits

  iii.
  duty to make decisions on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and that these decisions will be protected by the "business judgment rule."

        In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

  •
  the corporation could financially undertake the opportunity;

  •
  the opportunity is within the corporation's line of business; and

  •
  it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our current certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations that may present a conflict of interest:

Name of Individual	Entity Name	Entity's Business	Affiliation
Alec E. Gores	The Gores Group, LLC	Private equity and SPAC investments	CEO and Director
	Gores Holdings VI, Inc.(1)	Investments	Chairman
	Gores Metropoulos II, Inc.(1)	Investments	CEO and Director
	Gores Holdings VII, Inc.(1)	Investments	Chairman
	Gores Holdings VIII, Inc.(1)	Investments	Chairman
	Gores Technology Partners, Inc.(1)	Investments	Chairman
	Gores Technology Partners II, Inc.(1)	Investments	Chairman
	Gores Guggenheim, Inc.(1)	Investments	Chairman
	Luminar Technologies, Inc.	Automotive	Director
Mark R. Stone	The Gores Group, LLC	Private equity and SPAC investments	Director and Officer
	Gores Holdings VI, Inc.(1)	Investments	CEO
	Gores Holdings VII, Inc.(1)	Investments	CEO
	Gores Holdings VIII, Inc.(1)	Investments	CEO
	Gores Guggenheim, Inc.(1)	Investments	CEO
Andy McBride	The Gores Group, LLC	Private equity and SPAC investments	Director and Officer
	Gores Holdings VI, Inc.(1)	Investments	CFO and Secretary
	Gores Metropoulos II, Inc.(1)	Investments	CFO and Secretary
	Gores Holdings VII, Inc.(1)	Investments	CFO and Secretary
	Gores Holdings VIII, Inc.(1)	Investments	CFO and Secretary
	Gores Technology Partners, Inc.(1)	Investments	CFO and Secretary
	Gores Technology Partners II, Inc.(1)	Investments	CFO and Secretary
	Gores Guggenheim, Inc.(1)	Investments	CFO and Secretary
Randall Bort	Gores Holdings VI, Inc.(1)	Investments	Director
	Gores Metropoulos II, Inc.(1)	Investments	Director
	Gores Holdings VII, Inc.(1)	Investments	Director
	Gores Holdings VIII, Inc.(1)	Investments	Director
	Gores Guggenheim, Inc.(1)	Investments	Director Nominee
	SandTree Holdings, LLC	Real Estate Investments	Partner
	Children's Bureau	Non-Profit	Trustee
William Patton	Gores Holdings VIII, Inc.(1)	Investments	Director
	The Four Star Group	Consulting Aerospace & Defense	Chairman and CEO
Jeffrey Rea	Gores Holdings VIII, Inc.(1)(2)	Investments	Director
	BMC Stock Holdings, Inc.	Construction Supply Company	Director

(1)
This entity's amended and restated charter contains a waiver of the corporate opportunity doctrine. Accordingly, there is no conflicting obligation to bring opportunities to this entity before the Company.

        Accordingly, if any of the above executive officers or directors become aware of an initial business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor these obligations to present such initial business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination. Our current certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our Company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

        We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, executive officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to our Company from a financial point of view.

        Our Initial Stockholders have agreed to vote their shares of GHV Common Stock in favor of the Merger Proposal.

Limitation on Liability and Indemnification of Officers and Directors

        Our current certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our current certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

        We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our current certificate of incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of directors' and officers' liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

        We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Audit Committee Report

        Our Audit Committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board, which we refer to as "PCAOB," Auditing Standard No. 1301, "Communications with Audit Committees," referred to as PCAOB Auditing Standard No. 1301. Additionally, our Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Fees and Services

        KPMG has audited our financial statements for the fiscal year ended December 31, 2020. The following is a summary of fees paid or to be paid to KPMG for services rendered since June 25, 2020 (inception) through December 31, 2020.

        Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by KPMG in connection with regulatory filings. The fees billed by KPMG for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods, the registration statement, the Form 8-K filed in connection with the closing of our IPO and other required filings with the SEC for the period from June 25, 2020 (inception) through

December 31, 2020 totaled $192,500. The above amounts include interim procedures and audit fees, as well as attendance at Audit Committee meetings.

        Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay KPMG for audit-related fees for the period from June 25, 2020 (inception) through December 31, 2020.

        Tax Fees.    We did not pay KPMG for tax planning and tax advice for the period from June 25, 2020 (inception) through December 31, 2020.

        All Other Fees.    We did not pay KPMG for any other services for the period from June 25, 2020 (inception) through December 31, 2020.

        Our Audit Committee has determined that the services provided by KPMG are compatible with maintaining the independence of KPMG as our independent registered public accounting firm.

Pre-Approval Policy

        Our Audit Committee has approved all of the foregoing services. The Audit Committee shall review and, in its sole discretion, pre-approve all audit and permitted non-audit services to be performed by our independent auditors as provided under the Audit Committee charter.

 GHV MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        References in this section to "we," "our," "us," the "Company," or "GHV" generally refer to GHV.

        The following discussion and analysis of GHV's financial condition and results of operations should be read in conjunction with its audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus.

Overview

        GHV is a special purpose acquisition company incorporated on June 25, 2020 as a Delaware corporation and formed for the purpose of effecting a business combination with one or more target businesses. GHV completed its IPO on August 10, 2020. As of December 31, 2020, GHV had not identified any business combination target.

        GHV presently has no revenue, has had losses since inception from incurring formation costs and has had no operations other than the active solicitation of a target business with which to complete a business combination.

        Since completing its IPO, GHV reviewed a number of opportunities to enter into a business combination with an operating business. GHV intends to effectuate a business combination using cash from the proceeds of its IPO and the sale of the Private Placement Warrants, its capital stock, debt, or a combination of cash, stock and debt.

Recent Developments

Proposed Business Combination

        On February 22, 2021, the Company entered into a Business Combination Agreement, by and among the Company, Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc., which provides for, among other things: (a) a series of transactions that will result in the subsidiaries of AGSA that are engaged in the business of developing, manufacturing, marketing and selling metal beverage cans and ends and providing related technical and customer services becoming wholly owned by AMPSA, and (b) the merger of MergeCo with and into the Company, with the Company being the surviving corporation as a wholly owned subsidiary of AMPSA.

        The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the GHV Board on February 22, 2021 and the Board of Directors of AGSA on February 22, 2021.

Results of Operations

        For the period from June 25, 2020 to December 31, 2020, GHV had a net loss of ($650,745). GHV's business activities during the year mainly consisted of identifying and evaluating prospective acquisition candidates for a business combination. GHV believes that it has sufficient funds available to complete its efforts to effect a business combination with an operating business by August 10, 2022. However, if GHV's estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, GHV may have insufficient funds available to operate its business prior to its business combination.

        As indicated in the accompanying unaudited financial statements, at December 31, 2020, GHV had $705,817 in cash and deferred offering costs of $18,375,000. Further, GHV expects to continue to incur significant costs in the pursuit of its acquisition plans. GHV cannot assure you that its plans to complete the Merger will be successful.

Liquidity and Capital Resources

        On July 14, 2020, the GHV Sponsor purchased 11,500,000 GHV Founder Shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. Subsequently, the GHV Sponsor transferred an aggregate of 75,000 GHV Founder Shares to GHV's independent directors. On August 5, 2020, GHV effected a stock dividend with respect to GHV Founder Shares of 2,156,250 shares thereof, resulting in the Initial Stockholders holding an aggregate of 13,656,250 shares of GHV Class F Common Stock. On September 21, 2020, the GHV Sponsor forfeited 531,250 GHV Founder Shares following the expiration of the unexercised portion of underwriters' over-allotment option, so that the GHV Founder Shares held by the Initial Stockholders would represent 20.0% of the outstanding shares of common stock following completion of the IPO.

        On August 10, 2020, GHV consummated its IPO of 52,500,000 GHV Units at a price of $10.00 per GHV Unit, including 5,000,000 GHV Units as a result of the underwriters' partial exercise of its over-allotment option, generating gross proceeds of $525,000,000. On the IPO Closing Date, GHV completed the private sale of an aggregate of 6,250,000 Private Placement Warrants, each exercisable to purchase one share of GHV Common Stock at $11.50 per share, to the GHV Sponsor, at a price of $2.00 per Private Placement Warrant, generating gross proceeds, before expenses, of $12,500,000. After deducting the underwriting discounts and commissions (excluding the Deferred Discount, which amount will be payable upon consummation of the Merger, if consummated) and the estimated offering expenses, the total net proceeds from GHV's IPO and the sale of the Private Placement Warrants were $526,055,000, of which $525,000,000 (or $10.00 per share sold in GHV's IPO) was placed in the Trust Account. The amount of proceeds not deposited in the Trust Account was $1,055,000 at the closing of the IPO. Interest earned on the funds held in the Trust Account may be released to GHV to fund its Regulatory Withdrawals, for a maximum of 24 months and/or additional amounts necessary to pay its franchise and income taxes.

        On July 14, 2020, GHV borrowed $300,000 by the issuance of an unsecured promissory note from the GHV Sponsor for $300,000 to cover expenses related to the IPO. This note was non-interest bearing and payable on the earlier of June 30, 2021 or the completion of the IPO. This note was repaid in full upon the completion of the IPO.

        As of December 31, 2020, GHV had cash held outside of the Trust Account of approximately $705,817, which is available to fund its working capital requirements. Additionally, interest earned on the funds held in the Trust Account may be released to GHV to fund its Regulatory Withdrawals, for a maximum of 24 months and/or additional amounts necessary to pay its franchise and income taxes.

        At December 31, 2020, GHV had current liabilities of $567,859 and working capital of $492,046, largely due to amounts owed to professionals, consultants, advisors and others who are working on seeking a business combination. Such work is continuing after December 31, 2020 and amounts are continuing to accrue.

        GHV intends to use substantially all of the funds held in the Trust Account, including interest (which interest shall be net of Regulatory Withdrawals and taxes payable) to consummate a business combination. Moreover, GHV may need to obtain additional financing either to complete a business combination or because it becomes obligated to redeem a significant number of shares of GHV Common Stock upon completion of a business combination. Subject to compliance with applicable securities laws, GHV would only complete such financing simultaneously with the completion of a business combination. If GHV is unable to complete a business combination because it does not have sufficient funds available to it, GHV will be forced to cease operations and liquidate the Trust Account. In addition, following the Merger, if cash on hand is insufficient, GHV may need to obtain additional financing in order to meet its obligations. To the extent that GHV's capital stock or debt is used, in whole or in part, in connection with the combination of the Business Combination, the remaining proceeds held in GHV's Trust Account, if any, will be used as working capital to finance the operations (including growth strategy) of the combined company.

Off-balance sheet financing arrangements

        At December 31, 2020, GHV had no obligations, assets or liabilities which would be considered off-balance sheet arrangements. GHV does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

        GHV has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Contractual obligations

        As of December 31, 2020, GHV did not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities. In connection with the IPO, GHV entered into an administrative services agreement to pay monthly recurring expenses of $20,000 to The Gores Group for office space, utilities and secretarial support. The administrative services agreement terminates upon the earlier of the completion of a business combination or the liquidation of GHV.

        The underwriters are entitled to underwriting discounts and commissions of 5.5% ($28,875,000), of which 2.0% ($10,500,000) was paid at the closing of the IPO, and 3.5% ($18,375,000) was deferred. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event that GHV completes a business combination, subject to the terms of the underwriting agreement. The underwriters are not entitled to any interest accrued on the Deferred Discount.

Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements have been prepared in accordance with GAAP and pursuant to the accounting and disclosure rules and regulations of the SEC, and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of December 31, 2020 and the results of operations and cash flows for the periods presented. Operating results for the period ended December 31, 2020 are not necessarily indicative of results that may be expected for the full year or any other period. While GHV was formed on June 25, 2020, there were no transactions or operations between inception and July 14, 2020. Therefore, these financials statements do not include comparative statements to prior 2020 periods.

Offering Costs

        GHV complies with the requirements of the Accounting Standards Codification (the "ASC") 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A—"Expenses of Offering." Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO and were charged to stockholders' equity upon the completion of the IPO. Accordingly, offering costs totaling $29,563,654 (including $28,875,000 in underwriters' fees), and were charged to stockholders' equity.

Net loss per common share

        GHV has two classes of shares, the GHV Class A Common Stock and the GHV Founder Shares. Net income/(loss) per common share is computed utilizing the two-class method. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on an allocation of undistributed earnings per the rights of each class. At December 31, 2020, GHV did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of GHV under the treasury stock method. As a result, diluted net income/(loss) per common share is the same as basic net income/(loss) per common share for the period.

Income Taxes

        GHV follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        For those liabilities or benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. GHV recognizes accrued interest and penalties related to unrecognized tax liabilities as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2020.

        GHV may be subject to potential examination by U.S. federal, states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income amounts in various tax jurisdictions and compliance with U.S. federal, states or foreign tax laws.

        GHV is incorporated in the State of Delaware and is required to pay franchise taxes to the State of Delaware on an annual basis.

Recently issued accounting pronouncements not yet adopted

        GHV management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on GHV's financial statements based on current operations of GHV. The impact of any recently issued accounting standards will be re-evaluated on a regular basis or if a business combination is completed where the impact could be material.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Our business activities for the year ended December 31, 2020 consisted solely of organizational activities and activities relating to our IPO and the identification of a target company for our initial business combination. As of December 31, 2020, $525,020,571 (including accrued interest and dividends and subject to reduction by the Deferred Discount due at the consummation of the Merger) was held in the Trust Account for the purposes of consummating initial business combination. As of December 31, 2020, investment securities in the Trust

Account consists of $525,020,571 in money market funds. As of December 31, 2020, the effective annualized rate of return generated by our investments was approximately 0.0003%.

        We have not engaged in any hedging activities during the year ended December 31, 2020. We do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

Controls and Procedures

        Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

        As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

        During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

 CERTAIN GHV RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        References in this section to "we," "our," "us," the "Company," or "GHV" generally refer to GHV.

The Company's Related Party Transactions

GHV Founder Shares

        On July 14, 2020, the Sponsor purchased 11,500,000 shares of GHV Class F Common Stock (the "GHV Founder Shares") for $25,000, or approximately $0.002 per share. Subsequently, our Sponsor transferred an aggregate of 75,000 GHV Founder Shares to each of the Company's three independent director nominees at their original purchase price. On August 5, 2020, the Company effected a stock dividend with respect to its GHV Class F Common Stock of 2,156,250 shares thereof, resulting in an aggregate of 13,656,250 outstanding shares of GHV Class F Common Stock. The shares and the associated amounts have been retroactively restated to reflect the dividend. The GHV Founder Shares are identical to the GHV Class A Common Stock included in the GHV Units sold in the IPO except that the GHV Founder Shares are convertible under the circumstances described below. The Sponsor has agreed to forfeit up to 1,781,250 GHV Founder Shares depending on the extent to which the over-allotment option is exercised. The GHV Founder Shares will automatically convert into shares of GHV Class A Common Stock at the time of the Merger on a one-for-one basis, subject to adjustment as described in the Company's second amended and restated certificate of incorporation.

Private Placement Warrants

        The Sponsor has purchased from the Company an aggregate of 6,250,000 Private Placement Warrants at a price of $2.00 per warrant (a purchase price of approximately $12,500,000) in a Private Placement that occurred simultaneously with the completion of the IPO. Each Private Placement Warrant entitles the holder to purchase one share of GHV Class A Common Stock at $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account pending completion of a business combination.

        The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the GHV Units in the IPO, except the Private Placement Warrants are not redeemable so long as they are held by the Sponsor or its permitted transferees.

        If the Company does not complete a business combination, then the Private Placement Warrants proceeds will be part of the liquidation distribution to the public stockholders and the Private Placement Warrants will expire worthless.

Registration Rights

        The holders of the GHV Founder Shares, the Private Placement Warrants and the Public Warrants issued upon the conversion of working capital loans, if any, hold registration rights (in the case of the GHV Founder Shares, only after conversion of such shares to shares of GHV Class A Common Stock) pursuant to the Registration Rights and Lock-Up Agreements. These holders will be entitled to certain demand and "piggyback" registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Sponsor Loans

        Prior to the completion of the IPO, the Sponsor loaned the Company an aggregate of $300,000 by the issuance of an unsecured promissory note (the "Note") issued by the Company in favor of the Sponsor to cover organization expenses and expenses related to the IPO. The Note was non-interest bearing and payable on the earlier of June 30, 2021 or the completion of the Public Offering. The Note was repaid in full on August 7, 2020.

Administrative Services Agreement

        The Company entered into an administrative services agreement pursuant to which it agreed to pay to an affiliate of the Sponsor $20,000 per month for office space, utilities and secretarial support. Services commenced on August 6, 2020 (the date the securities were first listed on Nasdaq) and will terminate upon the earlier of the consummation by the Company of a business combination or the liquidation of the Company.

        For the period commencing August 3, 2020, through December 31, 2020 the Company has paid the affiliate $96,774.

 DESCRIPTION OF AMPSA'S SECURITIES

        As a result of the Merger, GHV stockholders and AMPSA Shareholders who receive AMPSA Shares in the Merger will become AMPSA Shareholders. Your rights as AMPSA Shareholders will be governed by the laws of the Grand Duchy of Luxembourg and AMPSA's articles of association. The following description of the material terms of AMPSA's capital stock, including the AMPSA Shares to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Merger. We urge you to read the applicable provisions of Luxembourg law and AMPSA's articles of association carefully and in their entirety because they describe your rights as a holder of AMPSA Shares. References in this section to "we", "our", "us", the "Company", or "AMPSA" generally refer to AMPSA and its consolidated subsidiaries.

Shares

Share Capital

        AMPSA was incorporated on January 20, 2021 by AGSA, with an initial share capital of €30,000, represented by 3,000,000 AMPSA Shares with a nominal value of €0.01 per share.

        Immediately prior to consummation of the Merger, AMPSA's issued share capital will equal                        , represented by                        AMPSA Shares with a nominal value of €0.01 per share. All issued shares will be fully paid and subscribed for. The authorized capital of AMPSA (including the issued share capital) is set at €1,000,000,000, divided into 100,000,000,000 AMPSA Shares with a nominal value of €0.01 each.

        A shareholder in a Luxembourg société anonyme holding fully paid up shares is not liable, solely because of his, her or its shareholder status, for additional payments to AMPSA or its creditors.

Share Issuances

        Pursuant to Luxembourg law, the issuance of AMPSA Shares requires approval by the general meeting of shareholders subject to necessary quorum and majority requirements. The general meeting of shareholders may approve an authorized capital and authorize the board of directors to increase the issued share capital in one or several tranches with or without share premium, against payment in (i) cash, including the setting off of claims against AMPSA that are certain, due and payable, (ii) in kind, and (iii) reallocation of the share premium, profit reserves or other reserves of AMPSA, through issuance of shares, the granting of options to subscribe for shares, or the issuance of any other instruments convertible into or repayable by or exchangeable for shares (whether provided in the terms at issue or subsequently provided), the issuance of bonds with warrants or other rights to subscribe for shares attached, or the issuance of standalone warrants or any other instrument carrying an entitlement to, or the right to subscribe for, shares, up to a maximum of the authorized but as yet unissued share capital of AMPSA to such persons and on such terms as the board of directors determines in its absolute discretion. The board of directors can be authorized to remove or limit the statutory preferential subscription right of the shareholders in case of issue of shares up to the maximum amount of such authorized capital for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations, "RESA"). The general meeting may amend, renew, or extend such authorized capital and such authorization to the board of directors to issue shares.

        AMPSA's shareholders have authorized the board of directors to issue shares up to the maximum amount of the authorized unissued share capital of the AMPSA and to limit or withdraw any and all statutory preemptive rights which would be applicable in respect of such issuance for a period of five years from                        , 2021, to such persons, on such terms and for such consideration as the board of directors determines in its absolute discretion. Shareholders may at a general meeting renew or extend such authorized share capital and authorization to the board of directors to issue shares.

        In addition, the general meeting of shareholders may authorize the board of directors to make an allotment of existing or newly issued shares without consideration to (a) employees of AMPSA or certain categories amongst those; (b) employees of companies or economic interest grouping in which AMPSA holds directly or indirectly at least ten per cent (10%) of the share capital or voting rights; (c) employees of companies or economic interest grouping holding directly or indirectly at least ten per cent (10%) of the share capital or voting rights of AMPSA (d) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of AMPSA; (e) corporate officers of AMPSA or of the companies or economic interest grouping listed in points (b) to (d) above or certain categories amongst those, for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the RESA.

        AMPSA's Articles authorize the board of directors to issue shares free of charge within the limitations set out in article 430-15 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the "1915 Law").

        AMPSA recognizes only one (1) holder per share. In case a share is owned by several persons, AMPSA shall treat the first named holder on the register of shareholders as having been appointed by the joint holders to receive all notices and to give a binding receipt for any dividend(s) payable in respect of such share(s) on behalf of all joint holders, without prejudice to the rights of the other holders to information as set out in the 1915 Law.

        Upon the consummation of the Merger, the board of directors will resolve on the issuance of AMPSA Shares out of the authorized capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association and applicable law. The board of directors will also resolve on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the board of directors to issue new AMPSA Shares exceeds the limits of AMPSA's authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending AMPSA's Articles. If the capital call proposed by the board of directors consists of an increase in the shareholders' commitments, the board of directors must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preemptive Rights

        Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, AMPSA's shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the board of directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of shares within the scope of AMPSA's authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend, or extend them, in each case for a period not to exceed five years. Such shares may be issued above, at, or below market value, and, following a certain procedure, even below the nominal value or below the accounting par value per share. The shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

        AMPSA cannot subscribe for its own shares. AMPSA may, however, repurchase issued shares or have another person repurchase issued shares for its account, subject to the following conditions:

  •
  prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

  •
  the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased;

  •
  the duration of the period for which the authorization is given, which may not exceed five years; and

  •
  in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of shares acquired by either AMPSA, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

  •
  only fully paid-up shares may be repurchased;

  •
  the voting and dividend rights attached to the repurchased shares will be suspended as long as the repurchased shares are held by AMPSA; and the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to AMPSA's shareholders.

        The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell AMPSA's shares under the conditions set forth in article 430-15 of the 1915 Law, which are described above. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

        The articles of association of AMPSA authorize the board of directors to purchase AMPSA's own shares in accordance with Luxembourg law on such terms and in such manner as may be authorized by the general meeting of shareholders in an ordinary resolution, subject to the rules of any stock exchange on which AMPSA's shares are traded. The articles provide that the board of directors is authorized for a period of 5 years from                        , 2021 to make (i) open market repurchases of shares subject to certain conditions and (ii) repurchases of shares other than as described in (i) where the same terms are offered to all shareholders in a similar situation.

        In addition, pursuant to Luxembourg law, AMPSA may directly or indirectly repurchase shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to AMPSA, or if the acquisition of shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law.

Voting rights

        Each AMPSA Share entitles the holder thereof to one vote. Neither Luxembourg law nor AMPSA's Articles contain any restrictions as to the voting of AMPSA Shares by non-Luxembourg residents. The 1915 Law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Meetings

Ordinary General Meeting

        At an ordinary general meeting, the holders in excess of one-third (1/3) of the share capital in issue present in person or by proxy shall form a quorum and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered "votes."

Extraordinary General Meeting

        Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) AMPSA's dissolution and liquidation, (v) any and all amendments to AMPSA's articles of association and (vi) change of nationality. Pursuant to AMPSA's articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of AMPSA's issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which the 1915 Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered "votes."

Annual Shareholders Meetings

        An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within 6 months of the end of the preceding financial year, except for the first annual general meeting of shareholders which may be held within 18 months from incorporation.

Warrants

        Pursuant to the Warrant Assignment, Assumption and Amendment Agreement, GHV will assign to AMPSA all of GHV's right, title and interest in and to the existing Warrant Agreement and AMPSA will assume, and agree to pay, perform, satisfy and discharge in full, all of GHV's liabilities and obligations under the existing Warrant Agreement arising from and after the Merger Effective Time.

        Each AMPSA Warrant is exercisable to subscribe for one AMPSA Share and only whole warrants are exercisable. The exercise price of the AMPSA Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement. An AMPSA Warrant may be exercised only during the period commencing on the later of (i) the date that is thirty (30) days after the consummation of the Merger, or (ii) the date that is twelve (12) months from the date of the IPO, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Merger is completed, or (y) the redemption date as provided in Section 6.3 of the Warrant Agreement.

Redemptions of warrants for cash

        Pursuant to the Warrant Agreement, once the public warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days' prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the AMPSA Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder.

        If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a "cashless basis," as described in the Warrant Agreement.

Redemption of warrants for shares

        Commencing ninety days after the warrants become exercisable, AMPSA may redeem the outstanding warrants (i) in whole and not in part, (ii) upon a minimum of 30 days' prior written notice of redemption at a price equal to a number of shares to be determined by reference to the table contained in Section 6.2 of the Warrant Agreement, based on the redemption date and the fair market value of the shares, (iii) if, and only if, the last reported sale price of the AMPSA Shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the notice of redemption to the warrant holders is sent, (iv) if, and only if, the private warrants are also concurrently exchanged at the same price (equal to a number of AMPSA Shares) as the outstanding public warrants, and (v) if, and only if, there is an effective registration statement covering the shares issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

        The private warrants are identical to the public warrants, except that the private warrants and the shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until 30 days after the completion of the Merger, subject to certain limited exceptions. Additionally, the private warrants will be exercisable on a cashless basis and be non-redeemable (except as mentioned above) so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable and exercisable by such holders on the same basis as the public warrants.

        The foregoing description of the AMPSA Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement, filed hereto as Exhibit 10.7, and the Assignment, Assumption and Amendment Agreement, filed hereto as Exhibit 10.6, and incorporated herein by reference.

Dividends

        From the annual net profits of AMPSA, at least 5% shall each year be allocated to the reserve required by applicable laws (the "Legal Reserve"). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of AMPSA. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each AMPSA Share entitling to the same proportion in such distributions.

        The board of directors may resolve that AMPSA pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and AMPSA's articles of association. The board of directors shall set the amount and the date of payment of the interim dividend. Any interim dividends declared by the board of directors and paid during a financial year will be put to the shareholders at the following general meeting to be declared as final.

        Subject to applicable laws and regulations, in order for AMPSA to determine which shareholders shall be entitled to receipt of any dividend, the board of directors may fix a record date, which record date will be the close of business (or such other time as the board of directors may determine) on the date determined by the board of directors. In the absence of a record date being fixed, the record date for determining shareholders entitled to receipt of any dividend shall the close of business in Luxembourg on the day the dividend is declared.

        Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and AMPSA's articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to AMPSA's accounts.

 COMPARISON OF STOCKHOLDER RIGHTS

	Delaware	Luxembourg
SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS	Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation's assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Mergers in which less than 20% of the acquirer's stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation's board of directors or stockholders.

The DGCL also requires a special vote of stockholders in connection with a business combination with an "interested stockholder" as defined in section 203 of the DGCL.

Under Luxembourg law and the articles of association, the board of directors has the broadest powers to take any action necessary or useful to achieve the company's purpose. The board of directors' powers are limited only by law and AMPSA's articles of association.

Any type of dissolution, voluntary liquidation or business combination that would require an amendment to the articles of association, such as a merger or de-merger, requires an extraordinary resolution of a general meeting of shareholders. Transactions such as a sale, lease, or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor AMPSA's articles of association contain any provision requiring the board of directors to obtain shareholder approval of a sale, lease, or exchange of substantial assets of AMPSA.

SPECIAL VOTE REQUIRED FOR COMBINATIONS WITH INTERESTED SHAREHOLDERS
Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an "interested stockholder" for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person or group that owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.
Under Luxembourg law, no restriction exists as to the transactions that a shareholder may engage in with AMPSA. The transaction must, however, be in AMPSA's corporate interest, which for instance requires that the transactions are made on arm's length terms.

Delaware	Luxembourg
SHAREHOLDER RIGHTS PLAN	Under the DGCL, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude stockholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or "poison pill," which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

Pursuant to Luxembourg law, the shareholders may create an authorized share capital which allows the board of directors to increase the issued share capital in one or several tranches with or without share premium, against payment in (i) cash, including the setting off of claims against AMPSA that are certain, due and payable, (ii) in kind, and (iii) reallocation of the share premium, profit reserves or other reserves of AMPSA, through issuance of shares, the granting of options to subscribe for shares, or the issuance of any other instruments convertible into or repayable by or exchangeable for shares (whether provided in the terms at issue or subsequently provided), the issuance of bonds with warrants or other rights to subscribe for shares attached, or the issuance of standalone warrants or any other instrument carrying an entitlement to, or the right to subscribe for, shares, up to a maximum of the authorized but as yet unissued share capital of AMPSA to such persons and on such terms as the board of directors determines in its absolute discretion. The board of directors may be further authorized to, under certain conditions, limit, restrict, or waive preferential subscription rights of existing shareholders when issuing new shares within the authorized share capital. The rights attached to the new shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the articles of association.

In addition, the board of directors may be further authorized to make an allotment of existing or newly issued shares without consideration to (a)  employees of AMPSA or certain categories amongst those; (b) employees of companies or economic interest grouping in which AMPSA holds directly or indirectly at least ten per cent (10%) of the share capital or voting rights; (c)  employees of companies or economic interest grouping holding directly or indirectly at least ten per cent (10%) of the share capital or voting rights of AMPSA (d) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of AMPSA; (e) corporate officers of AMPSA or of the companies or economic interest grouping listed in point (b) to (d) above or certain categories amongst those.

	Delaware	Luxembourg
The authorization to the board of directors to issue additional shares or other instruments as described above within the authorized share capital (and to limit, restrict, or waive, as the case may be, preferential subscription rights) as well as the authorization to allot shares without consideration may be valid for a period of up to five years, starting from either the date of the minutes of the extraordinary general meeting resolving upon such authorization or starting from the date of the publication of the minutes of the extraordinary general meeting resolving upon such authorization in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations "RESA"). The authorization may be renewed, increased or reduced by a resolution of the extraordinary general meeting of shareholders, with the quorum and majority rules set for the amendment of the articles of association.

AMPSA's articles of association authorize its board of directors to issue new AMPSA Shares, to grant options to subscribe for new AMPSA Shares, to issue any other instruments convertible into or repayable by or exchangeable for new AMPSA Shares (whether provided in the terms at issue or subsequently provided), to issue bonds with warrants or other rights to subscribe for new AMPSA Shares attached, or through the issue of standalone warrants or any other instrument carrying an entitlement to, or the right to subscribe for, new AMPSA Shares, up to a maximum of the authorized but as yet unissued share capital of the Company to such persons and on such terms as the board of directors determines in its absolute discretion AMPSA for a period ending five years after , 2021 unless such period is extended, amended or renewed. Accordingly, the board of directors is authorized to issue AMPSA Shares up to the limits of authorized share capital until such date. AMPSA currently intends to seek renewals and/or extensions as required from time to time.

APPRAISAL RIGHTS
	Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor AMPSA's articles of association provide for appraisal rights.

Delaware	Luxembourg
SHAREHOLDER CONSENT TO ACTION WITHOUT MEETING	Under the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing.	A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or AMPSA's articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a Luxembourg notary public or under private seal, depending on the nature of the matter. Shareholders may vote in person, by proxy or, if the articles of association provide for that possibility, by correspondence.

The articles of association of AMPSA provide for the possibility of vote in writing (by way of a voting form provided by the Company) on resolutions submitted to the general meeting, provided that the voting form includes (a) the name, first name, address and the signature of the relevant AMPSA Shareholder, (b) the indication of the shares for which the AMPSA Shareholder will exercise such right, (c) the agenda as set forth in the convening notice and (d) the voting instructions (approval, refusal, abstention) for each point of the agenda

Delaware	Luxembourg
MEETINGS OF SHAREHOLDERS	GHV's bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors and stated in the notice of the meeting. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. GHV's bylaws provide that, subject to the rights of holders of any outstanding series of preferred stock and the requirement of applicable law, a special meeting of the stockholders of GHV may be called only by the Chairman of the Board of Directors of GHV, Chief Executive Officer, or the board of directors pursuant to a resolution adopted by a majority of the board of directors, and may not be called by any other person.

Under the DGCL, a corporation's certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. GHV's bylaws provide that at a stockholders meeting the holders of shares of outstanding capital stock of GHV representing a majority of the voting power of all outstanding shares of capital stock of GHV entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year, within six months as from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and resolve on the discharge of the directors.

Other general meetings of shareholders may be convened.

Luxembourg law distinguishes between ordinary resolutions to be adopted and extraordinary resolutions to be adopted by the general meeting of shareholders. Extraordinary resolutions relate to proposed amendments to the articles of association and other limited matters. All other resolutions are ordinary resolutions.

Pursuant to Luxemburg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. The articles of association of AMPSA provide that ordinary general meetings (including the annual general meeting) the holders of in excess of one-third (1/3) of the share capital in issue present in person or by proxy shall form a quorum for the transaction of business and ordinary resolutions are approved by the affirmative votes of a simple majority of the votes validly cast. Abstentions are not considered "votes."

Extraordinary resolutions are required for, among others, any of the following matters: (i) an increase or decrease of the authorized or issued share capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution, (v) an amendment of the articles of association and (vi) change of nationality.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered "votes."

Delaware	Luxembourg
1915 Law provides that if, as a result of losses, net assets fall below half of the share capital of the company, the board of directors shall convene an extraordinary general meeting of shareholders so that it is held within a period not exceeding two months from the time at which the loss was or should have been ascertained by them and such meeting shall resolve on the possible dissolution of the company and possibly on other measures announced in the agenda. The board of directors shall, in such situation, draw up a special report which sets out the causes of that situation and justify its proposals eight days before the extraordinary general meeting. If it proposes to continue to conduct business, it shall set out in the report the measures it intends to take in order to remedy the financial situation of the company. The same rules apply if, as a result of losses, net assets fall below one-quarter of the share capital provided that in such case dissolution shall take place if approved by one-fourth of the votes casts at the extraordinary general meeting.

Delaware	Luxembourg
DISTRIBUTIONS AND DIVIDENDS; REPURCHASES AND REDEMPTIONS	Under the DGCL, the board of directors, subject to any restrictions in the corporation's certificate of incorporation, may declare and pay dividends out of:

•

surplus of the corporation, which is defined as net assets less statutory capital; or

•

if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation's net profits until the deficiency in the capital has been repaired.

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if such shares will be retired and the capital reduced.

Pursuant to the GHV Second Amended and Restated Certificate of Incorporation, GHV will provide all holders of shares of GHV Common Stock included as part of the units sold in the IPO with the opportunity to have their shares redeemed upon the consummation of the Merger for cash equal to the applicable redemption price per share; provided, however, that the GHV will only redeem or repurchase such shares so long as (after such redemption) GHV's net tangible assets will be in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the Business Combination Agreement either immediately prior to or upon the consummation of the Merger. It is a condition to closing under the Business Combination Agreement that GHV has, in the aggregate, at least $685,000,000 of available cash upon the consummation of the Merger.

Under Luxembourg law, the amount and payment of annual dividends or other distributions is determined by a simple majority vote at a general shareholders' meeting based on the recommendation of the board of directors. Pursuant to AMPSA's articles of association, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if AMPSA's net profits and/or distributable reserves are sufficient under Luxembourg law. All AMPSA Shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with AMPSA's articles of association or applicable law.

Under Luxembourg law, at least 5% of AMPSA's net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of AMPSA's issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of AMPSA's issued share capital. The legal reserve is not available for distribution.

Pursuant to Luxembourg law, AMPSA (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided that:

•

the shareholders at a general meeting have previously authorized the board of directors to acquire its shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of acquisition for value, the maximum and minimum consideration;

Delaware	Luxembourg

•

the acquisitions, including shares previously acquired by AMPSA and held by it and shares acquired by a person acting in his or her own name but on AMPSA's behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•

the shares repurchased are fully paid-up; and

•

the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to AMPSA's shareholders.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to AMPSA, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for them, and (ii) in the case of shares acquired by either AMPSA or by a person acting on its behalf with a view to redistributing the shares to its staff or staff of its controlled subsidiaries, provided that the distribution of such shares is made within twelve months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce AMPSA's share capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law) and are subject to specific provisions on reductions in share capital and redeemable shares under Luxembourg law.

Any shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on AMPSA's balance sheet a non-distributable reserve of the same amount must be reflected as a liability. AMPSA's articles of association provide that AMPSA Shares may be acquired in accordance with the law.

	Delaware	Luxembourg
The articles of association of AMPSA authorize the board of directors to purchase AMPSA's own shares in accordance with Luxembourg law on such terms and in such manner as may be authorized by the general meeting of shareholders in an ordinary resolution, subject to the rules of any stock exchange on which AMPSA's shares are traded. The articles provide that the board of directors is authorized for a period of 5 years from , 2021 to make (i) open market repurchases of shares subject to certain conditions and (ii) repurchases of shares other than as described in (i) where the same terms are offered to all shareholders in a similar situation.
NUMBER OF DIRECTORS
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. The board of directors consists of four directors, divided into three classes, with only one class of directors being elected in each year, and each class serving a three-year term.
Pursuant to Luxembourg law, the AMPSA board must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be reelected, but the term of their office may not exceed six years.

AMPSA's articles of association provide that the board of directors shall be composed of at least three directors and no more than fifteen directors, to be elected by a simple majority vote at a general meeting. Abstentions are not considered "votes."

VACANCIES ON BOARD OF DIRECTORS
The GHV Second Amended and Restated Certificate of Incorporation provides that any newly created directorships resulting from an increase in the number of directors and any vacancies on the board of directors may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was added or in which the vacancy occurred and until such director's successor has been duly elected and qualified.
Under Luxembourg law in case of vacancy of the office of a director appointed by the general meeting, unless the vacancy results from the removal of a director by the shareholders, the remaining directors so appointed may fill the vacancy on a provisional basis. In such circumstances, the next general meeting shall make the final appointment. The decision to fill a vacancy is taken by the remaining directors by simple majority vote.

AMPSA's articles of association provide that in case of a vacancy the remaining members of the board of directors may elect a director to fill the vacancy. A director so appointed shall be appointed to the class of directors that the director he or she is replacing belonged to, provided that such director shall hold office only until ratification by the shareholders of his or her appointment at the next following general meeting and, if such general meeting does not ratify the appointment, such director shall vacate his or her office at the conclusion thereof.

	Delaware	Luxembourg
REMOVAL OF DIRECTORS; STAGGERED TERM OF DIRECTORS	Under Delaware law, a board of directors can be divided into classes. The board of directors is divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. The GHV Second Amended and Restated Certificate of Incorporation provides that any or all directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.	Under Luxembourg law, a director may be removed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous request) by a simple majority of the votes cast, with or without cause.

AMPSA's articles of association will provide for three different classes of directors designated Class I, Class II and Class III. The Class I Directors are appointed for a one (1) year term of office, the Class II Directors are appointed for a two (2) year term of office and the Class III Directors are appointed for a three (3) year term of office. At each succeeding annual general meeting, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three (3) year term of office.

COMMITTEES	GHV's bylaws authorizes the board of directors to designate one or more committees by resolution of the Board. Each committee is to consist of one or more directors.	AMPSA's articles of association provide that the board of directors may set up committees and determine their composition, powers, and rules.
CUMULATIVE VOTING
	Under the DGCL, a corporation may adopt in its certificate of incorporation that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion. GHV has not adopted cumulative voting rights.	Not applicable.

Delaware	Luxembourg
AMENDMENT OF GOVERNING DOCUMENTS	Under the DGCL, a certificate of incorporation may be amended if:

•

the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and

•

the holders of at least a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the charter that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise.

Under the DGCL, the board of directors may amend a corporation's bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

Under Luxembourg law, amendments to AMPSA's articles of association require an extraordinary general meeting of shareholders held in front of a Luxembourg notary at which at least one half (50%) of the share capital is present or represented.

The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of a notice published in the Luxembourg official electronic gazette (RESA) and in a Luxembourg newspaper 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital present or represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares.

An increase of the commitments of its shareholders requires the unanimous consent of the shareholders.

AMPSA's articles of association provide that for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least one-half of AMPSA's issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered "votes."

Delaware	Luxembourg
In very limited circumstances, the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders' meeting. This is the case in the context of AMPSA's authorized share capital within which the board of directors is authorized to issue further AMPSA Shares. The board of directors is then authorized to appear in front of a Luxembourg notary to record the capital increase and to amend the share capital set forth in the articles of association. The above also applies in case of the transfer of AMPSA's registered office outside the current municipality.
INDEMNIFICATION OF DIRECTORS AND OFFICERS	The DGCL generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination made by the corporation that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of the determination:

•

by a majority of the disinterested directors, even though less than a quorum;

•

by a committee of disinterested directors designated by a majority vote of disinterested, directors, even though less than a quorum;

•

by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

•

by the stockholders.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals' commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified.

Luxembourg law permits AMPSA to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards AMPSA or a third party for management errors i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by AMPSA, except in connection with criminal offences, gross negligence or fraud.

	Delaware	Luxembourg
LIMITED LIABILITY OF DIRECTORS	Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit	Luxembourg law does not provide for an ex ante limitation of liability but it permits AMPSA to keep directors indemnified as set out above.
ADVANCE NOTIFICATION REQUIREMENTS FOR PROPOSALS OF SHAREHOLDERS
Under the GHV bylaws, any stockholder may bring proper business before an annual meeting, including nominations to the board of directors, but only if the stockholder gives timely notice, in writing and proper form, of the stockholder's intention to bring the business before the meeting.
One or several shareholders holding at least 10% of the share capital may request the addition of one or several items on the agenda of a general meeting. Such request must be addressed to the registered office of AMPSA by registered mail at least five days before the general meeting.

If one or more shareholders representing at least 10% of the share capital request so in writing, with an indication of the agenda, the convening of a general meeting, the board of directors or the statutory auditor must convene a general meeting. The general meeting must be held within a period of one month from receipt of such request.

SHAREHOLDERS' SUITS
Under Delaware law, a stockholder may bring a derivative action on a company's behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a stockholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a stockholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company's rights (other than, in certain circumstances, an action against board members).

Shareholders generally do not have the authority to initiate legal action on a company's behalf unless the company fails abusively to exercise its legal rights. However, a company's shareholders may vote at a general meeting to initiate legal action against directors on grounds that the directors have failed to perform their duties.

Luxembourg law does not provide for class action lawsuits.

However, it is possible for plaintiffs who have similar but separate claims against the same defendant(s) to bring an action on a "group" basis by way of a joint action. It is also possible to ask the court, under article 206 of the Luxembourg New Civil Procedure Code, to join claims which are closely related and to rule on them together.

In addition, minority shareholders holding an aggregate of 10% of the voting rights and who voted against the discharge to a director at the annual general meeting of the company can initiate legal action against the director on behalf of the company.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon the Closing, AMPSA will have            AMPSA Shares authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to            AMPSA Shares issued and outstanding, assuming no shares of GHV Class A Common Stock are redeemed in connection with the Merger, and 494,800,000 shares held by AGSA and the Initial Stockholders that will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement. In addition, AMPSA is expected to have 16,750,000 warrants issued and outstanding, each warrant exercisable for one AMPSA Share at $11.50 per share. All of the AMPSA Shares issued to the GHV stockholders in connection with the Merger will be freely transferable by persons other than by AMPSA's "affiliates" or GHV's "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the AMPSA Shares in the public market could adversely affect prevailing market prices of the AMPSA Shares. Prior to the Merger, there has been no public market for AMPSA Shares. AMPSA intends to apply for listing of the AMPSA Shares and AMPSA Warrants on NYSE, but AMPSA cannot assure you that a regular trading market will develop in the AMPSA Shares and AMPSA Warrants.

Lock-up Agreements

        In connection with the Closing, AMPSA, the Initial Stockholders and AGSA will enter into a Registration Rights and Lock-Up Agreement. AGSA may not transfer any AMPSA Shares beneficially owned or owned of record by it during the Share Lock-Up Period. During the Share Lock-Up Period, no Initial Stockholder may transfer AMPSA Shares beneficially owned or owned of record by such Initial Stockholder. During the period ending 30 days after the date of the Registration Rights and Lock-Up Agreement, no Initial Stockholder may transfer any GHV Warrants or any of the AMPSA Shares issued or issuable upon the exercise or conversion of such GHV Warrants beneficially owned or owned of record by such Initial Stockholder. The lock-up provisions are subject to a number of exceptions.

Rule 144

        All of AMPSA's equity shares that will be outstanding upon the completion of the Business Combination, other than those equity shares issued to the GHV stockholders in connection with the Merger, are "restricted securities" as that term is defined in Rule 144 under the Securities Act, including the shares issued to the Subscribers in the PIPE, and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of AMPSA and has beneficially owned AMPSA's restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about AMPSA. Persons who are affiliates of AMPSA and have beneficially owned AMPSA's restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding equity shares of the same class; or

  •
  the average weekly trading volume of AMPSA Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by affiliates of AMPSA under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about AMPSA.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

        Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

  •
  the issuer of the securities that was formerly a shell company has ceased to be a shell company;

  •
  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

  •
  the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

  •
  at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Merger, reflecting its status as an entity that is not a shell company.

Registration Rights

        In connection with the Closing, AMPSA, the Initial Stockholders and AGSA will enter into a Registration Rights and Lock-Up Agreement. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, AMPSA will be obligated to file a registration statement to register the resale of certain securities of AMPSA. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, certain holders may demand at any time or from time to time, that AMPSA file a registration statement on Form F-1, or any such other form of registration statement as is then available to effect a registration, or, if available, Form F-3, to register the securities of AMPSA. The Registration Rights and Lock-Up Agreement will also provide the Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions.

        Pursuant to the Subscription Agreements, AMPSA agreed that, within 30 calendar days after the Closing Date, it will file with the SEC (at AMPSA's sole cost and expense) a registration statement registering the resale of the PIPE Shares, and AMPSA will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of GHV Common Stock as of February 26, 2021, by:

  •
  each person known by GHV to beneficially own more than 5% of the outstanding shares of GHV Common Stock;

  •
  each of GHV's current executive officers and directors; and

  •
  all of GHV's current executive officers and directors as a group.

        The Sponsor and GHV's directors, officers, advisors or their affiliates may purchase shares of GHV Class A Common Stock (or, following the Closing, AMPSA Shares) in privately negotiated transactions or in the open market either prior to or following the completion of the Merger, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor and GHV's directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Merger Proposal and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Merger that may not otherwise have been possible.

        In addition, if such purchases are made, the public "float" of GHV Class A Common Stock and the number of beneficial holders of GHV's securities may be reduced, possibly making it difficult for AMPSA to obtain the quotation, listing or trading of its securities on a national securities exchange.

        Unless otherwise indicated, GHV believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the GHV Warrants because such warrants are not exercisable within 60 days of the date of this proxy statement/prospectus.

	GHV Common Stock(1)
Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors:
Gores Sponsor V LLC(2)(3)	13,050,000	19.9
Alec E. Gores(2)(3)	13,050,000	19.9
Mark R. Stone	—	*
Andrew McBride	—	*
Randall Bort	25,000	*
William Patton	25,000	*
Jeffrey Rea	25,000	*
All directors and executive officers as a group (6 individuals)	13,125,000	20.0

*
Less than one percent.

(1)
This table is based on 52,000,000 shares of GHV Common Stock outstanding as of February 26, 2021. Beneficial ownership is determined in accordance with the rules of the SEC. Except as described in the footnotes below and subject to applicable community property laws and similar laws, GHV believes that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise indicated, the business address of each of the entities, directors and executives in this table is 9800 Wilshire Blvd., Beverly Hills, California 90212.

(2)
Represents GHV Founder Shares which are automatically convertible into shares of GHV Common Stock at the closing of the Business Combination on a one-for-one basis, subject to adjustment. Percentage ownership assumes all shares are converted to GHV Common Stock.

(3)
Represents shares held by GHV which is controlled indirectly by Mr. Gores. Mr. Gores may be deemed to beneficially own 13,050,000 shares of GHV Common Stock and ultimately exercises voting and dispositive power of the securities held by GHV. Voting and disposition decisions with respect to such securities are made by Mr. Gores. Mr. Gores disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

        The following table shows the beneficial ownership of AMPSA's Shares as of March 8, 2021 by:

  •
  each person known by AMPSA to beneficially own more than 5% of the outstanding AMPSA Shares;

  •
  each of AMPSA's named executive officers and directors; and

  •
  all of AMPSA's executive officers and directors as a group.

Unless otherwise indicated, AMPSA believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of AMPSA Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any AMPSA Shares as to which the holder has sole or shared voting power or investment power and also any AMPSA Shares which the holder has the right to acquire within 60 days of the date of this proxy statement/prospectus through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this proxy statement/prospectus. See the section entitled "Management of AMPSA." As of March 8, 2021, there were 3,000,000 AMPSA Shares outstanding. Unless otherwise noted, the business address of each beneficial owner is c/o AMPSA, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

AMPSA Ordinary Shares
Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors:
Paul Coulson	—	—
Shaun Murphy	—	—
Oliver Graham	—	—
David Matthews	—	—
Abigail Blunt	—	—
Yves Elsen	—	—
The Rt. Hon. the Lord Hammond of Runnymede	—	—
Hermanus Troskie	—	—
Edward White	—	—
David Bourne	—	—
All directors and executive officers as a group (10individuals)
Five Percent or More Holders:
AGSA	3,000,000	100%

        The following table shows the beneficial ownership of AMPSA Shares following the consummation of the Business Combination by:

  •
  each person known to AMPSA who will beneficially own more than 5% of the AMPSA Shares issued and outstanding immediately after the consummation of the Business Combination;

  •
  each person who will become an executive officer or a director of AMPSA upon consummation of the Business Combination; and

  •
  all of the executive officers and directors of AMPSA as a group upon consummation of the Business Combination.

        Except as otherwise noted herein, the number and percentage of AMPSA Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any AMPSA Shares as to which the holder has sole or shared voting power or investment power and also any AMPSA Shares which the holder has the right to acquire within 60 days of                        , 2021 through the exercise of any option, warrant or any other right.

        The expected beneficial ownership of AMPSA Shares post-Business Combination has been determined based upon the following: (i) that no holders of GHV Class A Common Stock exercise their redemption rights, (ii) the Initial Stockholders exchange all outstanding GHV Class F Common Stock for shares of AMPSA Shares upon completion of the Business Combination, (iii) no additional equity securities of GHV are issued, other than the                        shares of GHV Class A Common Stock currently subscribed for and to be issued in connection with the PIPE, and (iv)                         AMPSA Shares (excluding treasury shares) are outstanding following the Closing.

        Unless otherwise noted, the business address of each beneficial owner is c/o AMPSA, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Post-Business Combination(1)
	Assuming No Redemption		Assuming Maximum Redemption of Shares of GHV Common Stock
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Executive Officers and Directors:
Paul Coulson
Shaun Murphy
Oliver Graham
David Matthews
Abigail Blunt
Yves Elsen
The Rt. Hon. the Lord Hammond of Runnymede
Hermanus Troskie
Edward White
David Bourne
All directors and executive officers as a group (12 individuals)
Five Percent or More Holders:
AGSA

(1)
This table is based on            AMPSA Shares outstanding as of                                    , 2021. Beneficial ownership is determined in accordance with the rules of the SEC. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

 PRICE RANGE OF SECURITIES AND DIVIDENDS

GHV

Price Range of GHV Securities

        The GHV Units, each of which consists of one share of the GHV Class A Common Stock, par value $0.0001 per share, and one-fifth of one Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one share of the GHV Class A Common Stock, began trading on Nasdaq under the symbol "GRSVU" on August 10, 2020. On September 25, 2020, GHV announced that the holders of the GHV Units may elect to separately trade the GHV Class A Common Stock and the Public Warrants included in the GHV Units commencing on September 28, 2020 on Nasdaq under the symbols "GRSV" and "GRSVW," respectively. Each Public Warrant entitles the holder to purchase one share of the GHV Class A Common Stock at a price of $11.50 per share, subject to adjustments as described in GHV's final prospectus dated August 5, 2020, which was filed with the SEC. Public Warrants may only be exercised for a whole number of shares of GHV Class A Common Stock and will become exercisable 30 days after the completion of an initial business combination. The Public Warrants will expire five years after the completion of an initial business combination or earlier upon redemption or liquidation as described in GHV's prospectus.

        The following table sets forth, for the calendar quarter indicated, the high and low sales prices per unit for the GHV Units, the GHV Class A Common Stock and Public Warrants as reported on Nasdaq for the periods presented.

	GHV Units (GRSVU)		GHV Class A Common Stock (GRSV)		Public Warrants (GRSVW)
	High	Low	High	Low	High	Low
Fiscal 2020:
Quarter ended September 30, 2020	$10.50	$9.99	$21.74	$10.00	N/A	N/A
Quarter ended December 31, 2020	$11.00	$9.97	$10.62	$9.66	$2.95	$1.06

        On February 22, 2021, the trading date before the public announcement of the Business Combination, the GHV Units, GHV Class A Common Stock and Public Warrants closed at $11.32, $10.86 and $2.13, respectively.

Holders

        At                , 2021, there was                holder of record of the GHV Units,                holder of record of our separately traded Public Shares, and                holder of record of the Company's separately traded Public Warrants.

Dividend Policy

        GHV has not paid any cash dividends on its GHV Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the AMPSA board at such time. In addition, the Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

AMPSA

Price Range of AMPSA Securities

        Historical market price information regarding AMPSA is not provided because there is no public market for its securities. AMPSA is applying to list the AMPSA Shares and AMPSA Warrants on NYSE upon the Closing.

Dividends

        AMPSA has not paid any cash dividends to date and does not intend to pay cash dividends prior to the completion the Business Combination.

 ADDITIONAL INFORMATION

Submission of Future Stockholder Proposals

        The GHV Board is not aware of any other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the Special Meeting.

        GHV does not expect to hold a 2021 annual meeting of stockholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if GHV does not consummate a business combination by August 10, 2022, GHV is required to begin the dissolution process provided for in the GHV Second Amended and Restated Certificate of Incorporation, as amended. GHV will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Delivery of Documents to Stockholders

        Pursuant to the rules of the SEC, GHV and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, GHV will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request delivery of single copies of the proxy statement/prospectus in the future. Stockholders may notify GHV of their requests by calling or writing GHV at its principal executive offices at (310) 209-3010 and 9800 Wilshire Blvd., Beverly Hills, California, 90212.

Transfer Agent; Warrant Agent and Registrar

        The registrar and transfer agent for the shares of common stock of GHV and the warrant agent for GHV's warrants is Continental Stock Transfer & Trust Company. GHV has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

        The registrar and transfer agent for AMPSA's Shares and the warrant agent for AMPSA's warrants is                                    . AMPSA has agreed to indemnify                                    in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Exchange Controls

        There are no legislative or other legal provisions currently in force in Luxembourg or arising under AMPSA's articles of association that restrict the export or import of capital, including the availability of cash and cash equivalents for use by AMPSA's affiliated companies, or that restrict the payment of dividends to holders of AMPSA Shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of the Grand Duchy of Luxembourg or in AMPSA's articles of association, on the right of non-Luxembourg nationals to hold or vote AMPSA Shares.

 LEGAL MATTERS

        The validity of the AMPSA Shares to be issued in connection with the Business Combination will be passed upon by Elvinger Hoss Prussen, société anonyme, and the material U.S. federal income tax consequences of the Business Combination will be passed upon by Shearman & Sterling LLP, New York, NY. Shearman & Sterling LLP, New York, NY, is representing AMPSA in connection with the Business Combination and this proxy statement/prospectus.

 EXPERTS

        The combined financial statements of Ardagh Metal Packaging (the "AMP Business") as of December 31, 2020, 2019, 2018 and January 1, 2018 and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Gores Holdings V, Inc. as of December 31, 2020, and for the period from June 25, 2020 (inception) through December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

APPRAISAL RIGHTS

        Appraisal rights are not available to holders of shares of GHV Common Stock in connection with the Merger.

HOUSEHOLDING INFORMATION

        Unless we have received contrary instructions, GHV may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as "householding," reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

  •
  If the shares are registered in the name of the stockholder, the stockholder should contact us at our offices at Gores Holdings V, Inc., 9800 Wilshire Blvd., Beverly Hills, California 90212 or by telephone at (310) 209-3010, to inform us of his or her request; or

  •
  If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

        The transfer agent for shares of GHV Common Stock is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

        GHV's Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

 WHERE YOU CAN FIND MORE INFORMATION

        As a foreign private issuer, after the consummation of the Business Combination, AMPSA will be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. AMPSA also intends to issue quarterly earnings press releases as soon as practicable after the end of each quarter and quarterly reports containing interim unaudited financial statements within 60 days after the end of each fiscal quarter. AMPSA will furnish these earnings press releases and quarterly reports to the SEC on Form 6-K. GHV files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read GHV's SEC filings, including this proxy statement/prospectus, over the Internet at the SEC's website at http://www.sec.gov.

        Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact us by telephone or in writing:

        Gores Holdings V, Inc.
9800 Wilshire Blvd.
Beverly Hills, California 90212
(310) 209-3010
Attention: Jennifer Kwon Chou
Email: jchou@gores.com

        You may also obtain these documents by requesting them in writing or by telephone from GHV's proxy solicitation agent at the following address, telephone number and email:

Morrow Sodali
470 West Avenue
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage, please call: (203) 658-9400
Email: grsh.info@investor.morrowsodali.com

        If you are a stockholder of GHV and would like to request documents, please do so by                                    , 2021 to receive them before the GHV Special Meeting of stockholders. If you request any documents from AMPSA, AMPSA will mail them to you by first class mail, or another equally prompt means.

        All information in this proxy statement/prospectus relating to GHV has been supplied by GHV, and all such information relating to AMPSA has been supplied by AMPSA. Information provided by either GHV or AMPSA does not constitute any representation, estimate or projection of any other party.

        None of GHV, AMPSA or AGSA has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

        The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

 INDEX TO FINANCIAL STATEMENTS

Page
The AMP Business
Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Combined Income Statement For the Years ended December 31, 2020, 2019 and 2018	F-4
Combined Statement of Comprehensive Income For the Years ended December 31, 2020, 2019 and 2018	F-5
Combined Statement of Financial Position as of December 31, 2020, 2019 and 2018 and as of January 1, 2018	F-6
Combined Statement of Changes in Invested Capital For the Periods from January 1, 2020 to December 31, 2020, January 1, 2019 to December 31, 2019 and January 1, 2018 to December 31, 2018	F-7
Combined Statement Cash Flows For the Years ended December 31, 2020, 2019 and 2018	F-8
Notes to the Combined Financial Statements	F-9
Gores Holdings V, Inc.
For the period from June 25, 2020 (inception) through December 31, 2020
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-61
Balance Sheet as of December 31, 2020	F-62
Statement of Operations For the Period from June 25, 2020 (inception) to December 31, 2020	F-63
Statement of Changes In Stockholders' Equity For the Period from June 25, 2020 (inception) to December 31, 2020	F-64
Statement of Cash Flows For the Period from June 25, 2020 (inception) to December 31, 2020	F-65
Notes to Financial Statements	F-66

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Group S.A.

Opinion on the Financial Statements

        We have audited the accompanying combined statement of financial position of Ardagh Metal Packaging ("the Business") as of December 31, 2020, December 31, 2019, December 31, 2018 and January 1, 2018, and the related income statement, statement of comprehensive income, statement of changes in invested capital and statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Business as of December 31, 2020, December 31, 2019, December 31, 2018 and January 1, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

        These combined financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on the Business' combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

        The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Carve-out basis of preparation—Allocation of Corporate Debt

        As described in Note 2 and Note 16 to the combined financial statements, the financial statements have been prepared on a carve-out basis from the consolidated financial statements of Ardagh

Group S.A. to represent the financial position and performance of the Business as if the Business had existed on a stand-alone basis for each of the years ended December 31, 2020, 2019 and 2018 for the combined income statements, statements of comprehensive income and statements of cash flows and as at December 31, 2020, 2019, 2018 and January 1, 2018 for the combined statement of financial position. The combined financial statements have been prepared by aggregating the financial information from the entities, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the Business including related party borrowings, and direct and indirect costs and expenses related to the operations of the Business. Related party borrowings to Ardagh, representing back-to-back agreements related to those components of the Ardagh Group's corporate debt used to fund the initial acquisition of the Business by Ardagh, is included in the combined financial statements reflecting the debt obligation and related interest costs of the Business. During 2019, the Business extinguished an existing $154 million related party loan and entered into a new £128 million ($154 million) related party loan in a non-cash refinancing transaction. As of December 31, 2018, the Business had issued preferred stock with a value of $662 million to Ardagh with a mandatory redemption date at December 31, 2019. Such agreement has been treated as related party borrowing for the purpose of the combined financial statements. During 2019 such preferred stock was redeemed and converted in a non-cash transaction into a long-term related party loan.

        The principal considerations for our determination that performing procedures relating to carve-out basis of preparation—allocation of corporate debt is a critical audit matter are (i) the significant judgment by management when determining the basis for allocation of the borrowings and (ii) the complexity in determining the accounting for the non-cash refinancing transaction in 2019 involving the extinguishment of a related party loan, the redemption of preferred stock, and its conversion to long-term related party loan. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's allocation of the Ardagh Group's corporate debt and related accounting treatment to the Combined Statement of Financial Position.

        Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures also included, among others, testing that Ardagh Group's corporate debt allocated to the combined financial statements was complete, accurate and presented in accordance with the carve-out basis of preparation. Evaluating the carve-out allocation of the corporate debt included (i) testing completeness of the initial Ardagh Group S.A. corporate debt recorded in the financial statements and the basis for allocation of debt to the combined financial statements and, (ii) testing the judgment applied by management when determining the appropriate accounting treatment of the refinancing transactions and allocation of corporate debt.

/s/PricewaterhouseCoopers
Dublin, Ireland
February 24, 2021

We have served as the Business' auditor since 2020.

THE AMP BUSINESS

COMBINED INCOME STATEMENT

		Year ended December 31, 2020
		Before exceptional items $'m			Year ended December 31, 2019			Year ended December 31, 2018
	Note		Exceptional items $'m	Total $'m	Before exceptional items $'m	Exceptional items $'m	Total $'m	Before exceptional items $'m	Exceptional items $'m	Total $'m
			Note 4			Note 4			Note 4
Revenue	3	3,451	—	3,451	3,344	—	3,344	3,338	—	3,338
Cost of sales		(2,896)	(7)	(2,903)	(2,828)	(4)	(2,832)	(2,808)	(27)	(2,835)

Gross profit		555	(7)	548	516	(4)	512	530	(27)	503
Sales, general and administration expenses		(176)	(13)	(189)	(154)	(11)	(165)	(146)	—	(146)
Intangible amortization	8	(149)	—	(149)	(149)	—	(149)	(153)	—	(153)

Operating profit		230	(20)	210	213	(15)	198	231	(27)	204
Net finance expense	5	(70)	—	(70)	(208)	(5)	(213)	(229)	—	(229)

Profit/(loss) before tax		160	(20)	140	5	(20)	(15)	2	(27)	(25)
Income tax (charge)/credit	6	(43)	14	(29)	(28)	3	(25)	(55)	5	(50)

Profit/(loss) for the year attributable to the AMP business		117	(6)	111	(23)	(17)	(40)	(53)	(22)	(75)

The accompanying notes to the combined financial statements are an integral part of these combined financial statements.

THE AMP BUSINESS

COMBINED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2020 $'m	2019 $'m	2018 $'m
Profit/(loss) for the year		111	(40)	(75)
Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		(42)	1	9

		(42)	1	9
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		15	(3)	(12)
—Movement out of reserve to income statement		—	(6)	(11)
—Movement in deferred tax		(6)	—	4

		9	(9)	(19)
(Loss)/gain recognized on cost of hedging
—New fair value adjustments into reserve		—	(1)	1
—Movement out of reserve		—	(1)	—

		—	(2)	1
Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	17	(21)	(45)	(3)
—Deferred tax movement on employee benefit obligations		6	11	1

		(15)	(34)	(2)

Total other comprehensive expense for the year		(48)	(44)	(11)

Total comprehensive income/(expense) for the year attributable to the AMP business		63	(84)	(86)

The accompanying notes to the combined financial statements are an integral part of these combined financial statements.

THE AMP BUSINESS

COMBINED STATEMENT OF FINANCIAL POSITION

		At December 31,
	Note	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Non-current assets
Intangible assets	8	1,884	1,937	2,099	2,311
Property, plant and equipment	9	1,232	1,076	953	896
Derivative financial instruments	16	9	1	18	12
Deferred tax assets	10	88	77	76	56
Other non-current assets		4	4	2	3

		3,217	3,095	3,148	3,278

Current assets
Inventories	11	250	268	238	200
Trade and other receivables	12	368	266	333	483
Contract assets	13	139	151	151	141
Derivative financial instruments	16	23	2	5	13
Cash and cash equivalents	14	257	284	148	150

		1,037	971	875	987

TOTAL ASSETS		4,254	4,066	4,023	4,265

Invested capital
Invested capital attributable to the AMP business		48	12	140	314

TOTAL INVESTED CAPITAL		48	12	140	314

Non-current liabilities
Borrowings	16	2,793	2,738	2,036	2,711
Employee benefit obligations	17	219	184	151	139
Derivative financial instruments	16	2	9	2	—
Deferred tax liabilities	10	203	189	213	209
Provisions	19	20	3	3	9

		3,237	3,123	2,405	3,068

Current liabilities
Borrowings	16	42	42	682	14
Derivative financial instruments	16	12	13	15	1
Trade and other payables	20	843	810	712	737
Income tax payable		59	52	50	97
Provisions	19	13	14	19	34

		969	931	1,478	883

TOTAL LIABILITIES		4,206	4,054	3,883	3,951

TOTAL INVESTED CAPITAL and LIABILITIES		4,254	4,066	4,023	4,265

(i)
At January 1, 2018

The accompanying notes to the combined financial statements are an integral part of these combined financial statements.

THE AMP BUSINESS

COMBINED STATEMENT OF CHANGES IN INVESTED CAPITAL

	Attributable to the AMP business
	Invested capital $'m	Other reserves $'m	Total invested capital $'m
	Note 23
January 1, 2018	305	9	314
Loss for the year	(75)	—	(75)
Total other comprehensive expense for the year	(2)	(9)	(11)
Hedging gains transferred to cost of inventory	—	(8)	(8)
Decrease in invested capital	(80)	—	(80)

December 31, 2018	148	(8)	140

	Attributable to AMP business
	Invested capital $'m	Other reserves $'m	Total invested capital $'m
	Note 23
January 1, 2019	148	(8)	140
Loss for the year	(40)	—	(40)
Total other comprehensive expense for the year	(34)	(10)	(44)
Hedging losses transferred to cost of inventory	—	14	14
Decrease in invested capital	(58)	—	(58)

December 31, 2019	16	(4)	12

	Attributable to AMP business
	Invested capital $'m	Other reserves $'m	Total invested capital $'m
	Note 23
January 1, 2020	16	(4)	12
Profit for the year	111	—	111
Total other comprehensive expense for the year	(15)	(33)	(48)
Hedging losses transferred to cost of inventory	—	22	22
Decrease in invested capital	(49)	—	(49)

December 31, 2020	63	(15)	48

The accompanying notes to the combined financial statements are an integral part of these combined financial statements.

THE AMP BUSINESS

COMBINED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Note	2020 $'m	2019 $'m	2018 $'m
Cash flows from operating activities
Cash generated from operations	21	530	598	501
Interest paid		(155)	(178)	(177)
Income tax paid		(41)	(43)	(52)

Net cash from operating activities		334	377	272

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(268)	(205)	(184)
Proceeds from disposal of property, plant and equipment		—	—	2

Net cash used in investing activities		(268)	(205)	(182)

Cash flows from financing activities
Net change in other current borrowings		(8)	16	2
Consideration received on termination of derivative financial instruments	16	—	28	—
Lease payments		(35)	(26)	(19)
Cash remitted to Ardagh	18	(55)	(54)	(73)

Net cash outflow from financing activities		(98)	(36)	(90)

Net (decrease)/increase in cash and cash equivalents		(32)	136	—

Cash and cash equivalents at the beginning of the year	14	284	148	150
Exchange gain/(loss) on cash and cash equivalents		5	—	(2)

Cash and cash equivalents at the end of the year	14	257	284	148

The accompanying notes to the combined financial statements are an integral part of these combined financial statements.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. General information

        Ardagh Metal Packaging S.A. (the "Company") was incorporated on January, 21, 2021, in order to effect a reorganization and subject to its completion, acquire the Metal Beverage Packaging operations (the "AMP Business" or the "Business") of Ardagh Group S.A.. Prior to the reorganization and throughout the periods presented, the AMP Business was owned by Ardagh Group S.A. and its subsidiaries ("Ardagh" or "the Ardagh Group"). The Company has no assets or liabilities, other than those associated with its formation, and will conduct no operations until the completion of the reorganization.

        The AMP Business has historically operated as part of Ardagh and not as a separate stand-alone entity or group.

        The Business is a leading global supplier of sustainable, value-added beverage cans, principally aluminum, to beverage companies serving end-use categories including beer, carbonated soft drinks ("CSD"), cocktails, energy drinks, hard seltzers, juices, teas, water (both carbonated and still) and wine. Our principal target regions are Europe, North America and Brazil, and our customers include a wide range of multinational beverage companies owning some of the best-known brands in the world, as well as leading regional and national beverage producers.

        The principal accounting policies of the Business that have been applied to the combined financial statements are described in note 2 below.

2. Summary of significant accounting policies

        The Business has not previously prepared or reported any combined financial statements in accordance with any other generally accepted accounting principles ("GAAP"). The Business has prepared these combined financial statements in accordance with International Financial Reporting Standards ("IFRS") and related interpretations as issued by the International Accounting Standards Board ("IASB"). The Business' deemed transition date to IFRS and its interpretations as issued by the IASB is January 1, 2018. The principles and requirements for first time adoption of IFRS are set out in IFRS 1, 'First-time adoption of IFRS' ("IFRS 1"). The requirement in IFRS 1 to provide reconciliations of financial information prepared under legacy GAAP to IFRS is not relevant to the Business as the Business has not previously prepared or reported any financial statements in accordance with any other generally accepted accounting principles and has availed of the exemptions available under IFRS 1 for a subsidiary becoming a first-time adopter later than its parent. The combined financial statements of the Business have been prepared in accordance with, and are in compliance with, IFRS and its interpretations as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as issued by the IASB.

Basis of preparation

        The combined financial statements of the Business have been prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., to represent the financial position and performance of the Business as if the Business had existed on a stand-alone basis for each of the years ended December 31, 2020, 2019 and 2018 for the combined income statements, statements of comprehensive income and statements of cash flows and as at December 31, 2020, 2019, 2018 and January 1, 2018, for the combined statements of financial position. However, the combined financial statements are not necessarily indicative of the results that would have occurred if the Business had been a stand alone entity during the period presented. After making enquiries and considering the

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

Business' future projections, it has been determined that the Business has adequate resources to continue operating for the foreseeable future, for this reason the combined financial statements have been prepared on a going concern basis.

        The combined financial statements, are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention except for the following:

  •
  derivative financial instruments are stated at fair value; and

  •
  employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

        The preparation of combined financial statements in accordance with IFRS requires the use of critical accounting estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, income and expenses. It also requires management to exercise judgment in the process of applying accounting policies, which have been applied consistently through the combined financial statements of the Business. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. These estimates, assumptions and judgments were historically deemed to be reasonable and prudent. However, actual outcomes may differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements, are discussed in the critical accounting estimates, assumptions and judgments.

        The combined financial statements have been prepared by aggregating the financial information from the entities as described in note 22, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the Business including related party borrowings, and direct and indirect costs and expenses related to the operations of the Business. The following summarizes the principles applied in preparing the combined financial statements:

  •
  Controlled companies that are part of the Business have been included in the combined financial statements, as further described in note 22. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the Business by Ardagh, have been included in the combined financial statements. No companies were acquired or disposed of during the financial periods presented;

  •
  The Business did not in the past form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. For such reasons, no earnings per share is presented. The net assets of the Business are represented by the cumulative investment of Ardagh in the Business, shown as invested capital;

  •
  All intercompany balances, investments in subsidiaries and share capital within the Business have been eliminated upon combination in the combined financial statements;

  •
  All employee benefit obligations are directly attributable to the Business and are obligations of the entities described in note 22;

  •
  The Business adopted IFRS 16 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

    as the present value of expected remaining future lease payments, discounted at the Business' incremental borrowing rate as at January 1, 2018. The weighted average lessee's incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.0%. Upon adoption, the Business has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4;

  •
  Cumulative translation differences directly attributable to the controlled companies that are part of the Business, have been allocated at the amounts included in Ardagh's consolidated financial statements;

  •
  For the purposes of the preparation of these combined financial statements, Ardagh corporate center costs which were allocated by Ardagh, and therefore contained within the results of, the Business have been included in selling, general and administration ("SGA") expenses (2020: $27 million, 2019: $22 million, 2018: $23 million). The Ardagh support provided to the Business included stewardship by Ardagh senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralized management activities such as HR, Sustainability and IT in order to complement and support the activities in these areas which existed within the Business. The Ardagh corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future. In addition to these Ardagh corporate head office costs, shared divisional costs of $15 million attributable to the Business, were incurred in respect of each of the years ended 31 December 2019 and 2018. The activities associated with these shared divisional costs subsequently formed part of the Ardagh shared corporate head office costs attributable to the Business, or were incurred specifically within the Business, for the year ended 31 December 2020;

  •
  Tax charges and credits and balances in the combined financial statements have been calculated as if the Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the combined income statement and tax balances recorded in the combined statement of financial position have been affected by the taxation arrangements within Ardagh and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the combined financial statements, and the tax charges and credits and balances in the historical records of the Business are included in invested capital;

  •
  The Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between Ardagh and the Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the Business to Ardagh in the month in which the costs were incurred. In addition, all external debt used to fund Ardagh's operations is managed and held centrally. Related party

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

    borrowings to Ardagh, representing back-to-back agreements related to those components of the Ardagh Group's corporate debt used to fund the initial acquisition of the Business by Ardagh, is included in the combined financial statements reflecting the debt obligation and related interest costs of the Business. Any cash balances reflected on the combined financial statements are legally owned by the Business. Ardagh has entered into certain derivative instruments with external counterparties on behalf of the business and on the back of those related-party derivatives between Ardagh and the Business have been executed, the impact of which have been included in the combined financial statements;

  •
  Other intercompany balances between Ardagh and the Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and will not remain a liability upon separation from Ardagh and hence have been presented as part of invested capital in the combined financial statements.

        The directors of Ardagh Group S.A. (the "Directors") are responsible for preparing the combined financial statements, on a carve-out basis from the consolidated financial statements of Ardagh Group S.A, in accordance with IFRS as adopted by the IASB and for being satisfied that they present fairly, in all material respects, the financial position and performance of the Business as if the Business had existed on a stand-alone basis for each of the years ended December 31, 2020, 2019 and 2018 for the combined income statements, statements of comprehensive income and statements of cash flows and as at December 31, 2020, 2019, 2018 and January 1, 2018, for the combined statements of financial position. In preparing these combined financial statements, the Directors are required to:

  •
  select suitable accounting policies and then apply them consistently;

  •
  make judgements and estimates that are reasonable and prudent;

  •
  state that the financial statements comply with IFRS as adopted by the IASB; and

  •
  prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Business will continue in business.

        The Directors confirm that they have complied with the above requirements in preparing the financial statements.

        The combined financial statements were authorized for issuance by the Directors on 24 February, 2021.

Recent accounting pronouncements

        The Business' assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Business, on the combined financial statements and disclosures is on-going but no material impacts are expected.

Basis of combination

(i)    Controlled companies

        The companies included in these combined financial statements are all entities over which the Business has control. The Business controls an entity when it is exposed to, or has rights to, variable

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

        The acquisition method of accounting is used to account for the acquisition of controlled companies by the Business. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash-generating units ("CGUs") that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the "functional currency").

(ii)    Transactions eliminated on combination

        Transactions, balances and unrealized gains or losses on transactions between the controlled companies of the Business are eliminated on combination. The accounting policies of the controlled companies have been changed where necessary to ensure consistency with the policies adopted by the Business.

Foreign currency

(i)    Presentation currency

        The combined financial statements are presented in U.S. dollar which is the presentation currency of the Business. The business has availed of the practical expedient in IFRS 1 to set foreign currency translation reserve to zero upon transition to IFRS.

(ii)    Foreign currency transactions

        Items included in the financial statements of each of the entities included in the Business are measured using the functional currency of that entity.

        Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the combined income statement, except differences on certain derivative financial instruments discussed under "Derivative financial instruments" below.

(iii)    Financial statements of foreign operations

        The assets and liabilities of foreign operations held by the Business are translated into U.S. dollars at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to U.S. dollars at average exchange rates for the year. Foreign exchange differences

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

arising on retranslation are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the combined income statement when the foreign operation is disposed of.

        Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Intangible assets

        Intangible assets are initially recognized at cost.

        Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separately identifiable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition. Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are subsequently carried at cost less accumulated amortization.

        Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

        The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight-line basis, on the assumption of zero residual value, as follows:

Computer software	2 - 7 years
Customer relationships	5 - 15 years
Technology	5 - 15 years

Property, plant and equipment

(i)    Owned assets

        Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized.

        Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)    Leased assets

        At the lease commencement date or the effective date of a lease modification, the Business recognizes a lease liability as the present value of expected future lease payments, discounted at the Business' incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Business would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Business combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

(iii)    Subsequent costs

        The Business recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Business and the replacement cost of the item can be measured reliably. When a component is replaced the old component is de-recognized in the period. All other costs are recognized in the combined income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)    Depreciation

        Depreciation is charged to the combined income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30 - 40 years
Plant and machinery	3 - 20 years
Dunnage and other	3 - 10 years

        Assets' useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non-financial assets

        Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

        For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

        Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

        The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

        Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

        Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

        Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non-derivative financial instruments

        Non-derivative financial instruments comprise trade and other receivables, contract assets, cash and cash equivalents, borrowings and trade and other payables. Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. The Business applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)    Trade and other receivables

        Trade and other receivables are recognized initially at the transaction price and are, thereafter, measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the held to collect business model. The Business uses estimates based on expected credit losses and current information in determining the level of debts for which an allowance for impairment is required. For all other trade receivables, the Business uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

        The Business participates in certain uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Business. The Business has a selling business model related to those receivables and, as such, any unsold receivables under such programs are accounted for at fair value through profit or loss.

(ii)    Securitized assets

        The Business has entered into securitization transactions involving certain of its trade receivables. The securitization assets are recognized on the combined statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Business, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

(iii)    Contract assets

        Contract assets represent revenue required to be accelerated or recognized over time based on production completed in accordance with the Business' revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognized when there is evidence that the revenue recognized will not be recoverable. The provision is measured based on an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv)    Cash and cash equivalents

        Cash and cash equivalents include cash on hand and call deposits held with banks and restricted cash. Cash and cash equivalents are carried at amortized cost.

(v)    Borrowings (including related party borrowings)

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the combined income statement of the Business over the period of the borrowings using the effective interest rate method.

        Borrowings are classified as current liabilities unless the Business has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)    Trade and other payables

        Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

        The fair values of various derivative instruments are disclosed in note 16. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged instrument is more than twelve months after the balance sheet date and as a current asset or liability when the remaining maturity of the hedged instrument is less than twelve months after the balance sheet date. Trading derivatives are classified as a current asset or liability. No derivatives are held for speculative purposes.

(i)    Cash flow hedges

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve within

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

invested capital are reclassified to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the combined income statement in the periods when the hedged item will affect profit or loss.

        The gain or loss relating to the ineffective portion is recognized immediately in the combined income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains within invested capital in equity and is recognized in the combined income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in invested capital is immediately transferred to the combined income statement.

Fair value measurement

        The Business measures derivative financial instruments and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

  •
  Disclosures for valuation methods, significant estimates and assumptions (notes 16 and 17)

  •
  Quantitative disclosures of fair value measurement hierarchy (note 16)

  •
  Financial instruments (including those carried at amortized cost) (note 16)

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

  •
  in the principal market for the asset or liability; or

  •
  in the absence of a principal market, in the most advantageous market for the asset or liability.

        The principal or the most advantageous market must be accessible by the Business.

        The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

        A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

        The Business uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

Employee benefits

(i)    Defined benefit pension plans

        Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

        The liability recognized in the combined statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

        Actuarial gains and losses arising from experience adjustments and changes in financial and actuarial assumptions are charged or credited to invested capital in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the combined income statement.

(ii)    Other long term employee benefits

        The obligation of the Business in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the combined statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the comprehensive income in the period in which they arise.

(iii)    Defined contribution plans

        A defined contribution plan is a pension plan under which the Business pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Provisions

        Provisions are recognized when the Business has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

Revenue recognition

        The following is a description of the main activities from which the Business generates its revenue.

        Our products include metal containers primarily for the beverage markets with consumer-driven demand. In addition to metal containers, the Business manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions.

        The Business usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed. As the framework agreements do not identify each party's rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Business has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Business does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Business are in line with customary business practice, which can vary by customer and region. The Business has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

        Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Business manufactures products for customers that have no alternative use and for which the Business has an enforceable right to payment for production completed to date. The Business has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Business will recognize revenue over time based on the units produced output method such that a portion of revenue, net of any related rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Business satisfies the contractual performance obligations for those contracts. For all other contracts, the Business will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates, cash discounts and value added taxes.

        The Business often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognised when it is highly probable that it will not be subsequently reversed and is recognised using the most likely amount depending on the individual contractual terms.

Exceptional items

        The combined income statement, combined statement of cash flows and segmental analysis of the Business separately identify results before specific items. Specific items are those that in management's judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, however are not limited to, where significant, costs relating to permanent capacity realignment or footprint reorganization, start-up costs incurred in relation to and associated with plant builds, significant new line investments, impairment of non-current assets and

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

directly attributable acquisition costs. In this regard, the determination of "significant" as included in our definition uses qualitative and quantitative factors. Judgment is used by the Business in assessing the particular items, which by virtue of their scale and nature, are disclosed in the combined income statement, and related notes as exceptional items. The Business considers columnar presentation to be appropriate in the combined income statement as it provides useful additional information and is consistent with the way that financial performance is measured by the Business. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Net finance expense

        Net finance expense comprises interest expense on related party borrowings, interest costs on leases, net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

        The Business capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Income tax

        Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the combined income statement except to the extent that it relates to items recognized in other comprehensive income.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

        Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Business and it is probable that the temporary difference will not reverse in the foreseeable future.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

        Differences between the tax charges and credits in the combined financial statements and the tax charges and credits in the historical records of the Business are included as offset in invested capital.

Segment reporting

        As described in note 1, the Business has not historically operated as a separate stand-alone group and has been managed centrally by Ardagh. For the purposes of these combined financial statements, the Business has two operating and reporting segments: Europe and Americas, with internal reporting provided on this basis to the Executive Committee of Ardagh, being its Chief Operating Decision Maker ("CODM"). The internal information supporting this segmental organization is used by the CODM to allocate resources and assess segmental performance.

Critical accounting estimates, assumptions and judgments

        Accounting estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Business makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Please refer to the basis of preparation for details of the critical accounting estimates, assumptions and judgements exercised in preparing the combined financial statements.

(i)    Estimated impairment of goodwill and other long lived assets

        In accordance with IAS 36 "Impairment of assets" ("IAS 36"), the Business tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of the recoverable amounts of goodwill requires the use of estimates as outlined in note 8. The judgments made by the Business relating to the impairment of goodwill and other long lived assets are included in notes 8 and 9.

(ii)    Lease term upon adoption of IFRS 16

        Upon adoption of IFRS 16, several lease agreements included renewal and termination options. As part of the recognition of such leases, the Business assessed all facts and circumstances that created an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) were only included in the lease term if the conclusion was that the lease was reasonably certain to be renewed (or not terminated).

(iii)    Income taxes

        The Business is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies (Continued)

calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Business recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv)    Measurement of employee benefit obligations

        The Business follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Business values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 17.

(v)    Exceptional items

        The combined income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

        The Business believes that this presentation provides additional analysis as it highlights exceptional items. The determination of "significant" as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. The Business uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the combined income statement and related notes as exceptional items. Management considers the combined income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by and presented to management. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 "Presentation of financial statements" ("IAS 1"), which permits the inclusion of line items and subtotals that improve the understanding of performance.

3. Segment analysis

        The two operating and reportable segments of the Business are Europe and Americas. This reflects the basis on which the Business performance is reviewed by the CODM.

        Net finance expense is not allocated to segments as this is reviewed on a Business-wide basis. Performance of the segments is assessed based on Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. Segment revenues are derived from sales to external customers. Inter-segmental revenue is not material.

        Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, inventories, contract assets, trade and other receivables and cash and cash equivalents. The accounting policies of the segments are the same as those in the combined financial statements of the Business as set out in note 2.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

3. Segment analysis (Continued)

Reconciliation of profit for the year to Adjusted EBITDA

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Profit/(loss) for the year	111	(40)	(75)
Income tax charge (note 6)	29	25	50
Net finance expense (note 5)	70	213	229
Depreciation and amortization (notes 8, 9)	315	290	288
Exceptional operating items (note 4)	20	15	27

Adjusted EBITDA	545	503	519

        The segment results for the year ended December 31, 2020 are:

	Europe $'m	Americas $'m	Total $'m
Revenue	1,599	1,852	3,451
Adjusted EBITDA	249	296	545
Capital expenditure	101	167	268
Segment assets	2,360	1,894	4,254

        The segment results for the year ended December 31, 2019 are:

	Europe $'m	Americas $'m	Total $'m
Revenue	1,556	1,788	3,344
Adjusted EBITDA	253	250	503
Capital expenditure	95	110	205
Segment assets	2,292	1,774	4,066

        The segment results for the year ended December 31, 2018 are:

	Europe $'m	Americas $'m	Total $'m
Revenue	1,616	1,722	3,338
Adjusted EBITDA	284	235	519
Capital expenditure	103	79	182
Segment assets	2,395	1,628	4,023

        Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the combined statement of cash flows.

        Two customers accounted for greater than 10% of total revenue in 2020 (2019: two; 2018: two).

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

3. Segment analysis (Continued)

        Total revenue and non-current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non-current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
Revenue	2020 $'m	2019 $'m	2018 $'m
U.S.	1,449	1,361	1,299
U.K	359	341	333
Brazil	352	370	376

        The revenue above is attributed to countries on a destination basis.

	At December 31,
Non-current assets	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
U.S.	641	589	803	797
Germany	271	259	266	304
Brazil	263	266	246	250
U.K	258	272	274	286

(i)
At January 1, 2018

Disaggregation of revenue

        The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Over time	2,610	2,537	2,562
Point in time	841	807	776

Total	3,451	3,344	3,338

        During the year ending December 31, 2020, revenue from the Europe segment sold to a European destination was 99% (2019: 99%; 2018: 99%), revenue from the Americas segment sold to a North American destination was 81% (2019: 79%; 2018: 78%) with the remaining revenue for the Americas segment sold to the rest of the world, principally to Brazil.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

4. Exceptional items

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Exceptional items—cost of sales	7	4	27
Exceptional items—SGA expenses	13	11	—
Exceptional items—net finance expense*	—	5	—

Exceptional items	20	20	27

Exceptional income tax credit (note 6)	(14)	(3)	(5)

Total exceptional charge, net of tax	6	17	22

*
Accelerated amortization of deferred debt issue costs.

Exceptional items—cost of sales

  •
  2020; $7 million primarily related to capacity realignment and investments programs of the Business, mainly related to start-up costs, principally incurred in the Americas.

  •
  2019; $4 million primarily related to capacity realignment and investments programs of the Business, mainly related to start-up costs.

  •
  2018; $24 million primarily related to capacity realignment programs of the Business, principally incurred in Europe, and mainly related to footprint reorganization and start-up costs. In addition, $3 million pension service cost was recognized in Europe in respect of GMP equalization.

Exceptional items—SGA expense

  •
  2020; $13 million primarily related to transaction-related and other costs, including customary indemnification clauses related to the original acquisition of the Beverage business by Ardagh and professional advisory fees, and other costs related to transformation initiatives.

  •
  2019; $11 million primarily related to transaction-related and other costs, including customary indemnification clauses related to the original acquisition of the Beverage business by Ardagh and professional advisory fees.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

5. Net finance expense

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Interest on related party borrowings	146	170	171
Net pension interest cost (note 17)	3	4	3
Foreign currency translation (gain)/losses	(93)	20	47
Losses/(gain) on derivative financial instruments	5	2	(2)
Other finance expense	12	14	12
Other finance income	(3)	(2)	(2)

Finance expense before exceptional items	70	208	229

Exceptional finance expense (note 4)	—	5	—

Net finance expense	70	213	229

        During the year ended December 31, 2020 the total amount of interest paid to related parties was $146 million (2019: $169 million; 2018: $168 million).

        During the year ended December 31, 2020, the Business recognized $6 million (2019: $6 million; 2018: $6 million) related to lease liabilities within other finance expense and interest paid in cash used in operating activities.

6. Income tax

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Total current tax(i)	31	38	57
Total deferred tax(ii)	(2)	(13)	(7)

Income tax charge	29	25	50

(i)
Includes adjustment in respect of a prior year credit of $24 million in 2020 (2019: charge of $6 million, 2018: charge of $12 million) related to the carry back of tax losses in the United States as a result of the enactment from March 27, 2020, of the Cares Act, in addition to return to provision adjustments in certain EU territories).

(ii)
Includes adjustment in respect of a prior year charge of $9 million in 2020 (2019: credit of $1 million, 2018: credit of $6 million) in respect of the deferred tax impact related to the reduction in deferred tax asset recognised in respect of the tax losses which were carried back to prior years in the United States, as a result of the CARES Act.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

6. Income tax (Continued)

        Reconciliation of income tax charge and the profit/(loss) before tax multiplied by the domestic tax rate of the Business for 2020, 2019 and 2018 is as follows:

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Profit/(loss) before tax	140	(15)	(25)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2019: 24.94%; 2018: 26.01%)	35	(4)	(7)
Adjustment in respect of prior years	(15)	5	6
Income subject to state and other local income taxes	3	6	7
Income taxed at rates other than standard tax rates	(3)	4	12
Non-deductible and other items	9	14	32

Income tax charge	29	25	50

        Profit/(loss) before tax in the combined financial statements of the Business is multiplied by the standard rate of Luxembourg corporation tax, consistent with the presentation in the consolidated financial statements of the ultimate parent company of the Business and of Ardagh Group S.A, which is the parent company of the Business.

        The total income tax charge outlined above for each year includes tax credits of $14 million in 2020 (2019: $3 million; 2018: $5 million) in respect of exceptional items, being the tax effect of the items set out in note 4. The $14 million exceptional income tax credit recognized in the year ended December 31, 2020, includes a credit of $6 million relating to tax benefits arising from the enactment from March 27, 2020, of the Coronavirus Aid, Relief and Economic Security ("CARES") Act.

        Non-deductible items principally relate to non-deductible interest expense in Ireland and Netherlands, in addition to the U.S. in 2018. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings. Adjustments in respect of prior years includes tax credits in 2020 related to the carry back of tax losses in the United States as a result of the enactment from March 27, 2020, of the CARES Act, in addition to return to provision adjustments in certain EU territories.

7. Employee costs

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Wages and salaries	338	293	272
Social security costs	74	75	71
Net defined benefit plan and defined contribution plan pension costs (note 17)	22	10	31

	434	378	374

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

7. Employee costs (Continued)

	At December 31,
Employees	2020	2019	2018
Production	4,187	3,973	3,753
Administration	688	683	747

	4,875	4,656	4,500

8. Intangible assets

	Goodwill $'m	Customer relationships $'m	Technology and other $'m	Software $'m	Total $'m
Cost
At January 1, 2018	1,041	1,445	38	19	2,543
Additions	—	—	3	2	5
Disposals	—	—	—	(1)	(1)
Exchange	(27)	(45)	(2)	—	(74)

At December 31, 2018	1,014	1,400	39	20	2,473

Amortization
At January 1, 2018		(215)	(11)	(6)	(232)
Charge for the year		(142)	(7)	(4)	(153)
Exchange		10	—	1	11

At December 31, 2018		(347)	(18)	(9)	(374)

Net book value
At December 31, 2018	1,014	1,053	21	11	2,099

	Goodwill $'m	Customer relationships $'m	Technology and other $'m	Software $'m	Total $'m
Cost
At January 1, 2019	1,014	1,400	39	20	2,473
Additions	—	—	2	2	4
Exchange	(11)	(8)	(1)	1	(19)

At December 31, 2019	1,003	1,392	40	23	2,458

Amortization
At January 1, 2019		(347)	(18)	(9)	(374)
Charge for the year		(138)	(7)	(4)	(149)
Exchange		2	—	—	2

At December 31, 2019		(483)	(25)	(13)	(521)

Net book value
At December 31, 2019	1,003	909	15	10	1,937

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

8. Intangible assets (Continued)

	Goodwill $'m	Customer relationships $'m	Technology and other $'m	Software $'m	Total $'m
Cost
At January 1, 2020	1,003	1,392	40	23	2,458
Additions	—	—	2	3	5
Exchange	52	72	—	2	126

At December 31, 2020	1,055	1,464	42	28	2,589

Amortization
At January 1, 2020		(483)	(25)	(13)	(521)
Charge for the year		(138)	(8)	(3)	(149)
Exchange		(33)	(1)	(1)	(35)

At December 31, 2020		(654)	(34)	(17)	(705)

Net book value
At December 31, 2020	1,055	810	8	11	1,884

Goodwill

Allocation of goodwill

        Goodwill originated from the acquisition of the Business by Ardagh has been allocated to CGUs that are expected to benefit from synergies arising from that combination. Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

        The lowest level within the Business at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated, is set out below:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Europe	618	566	577	604
Americas	437	437	437	437

Total Goodwill	1,055	1,003	1,014	1,041

(i)
At January 1, 2018

Impairment tests for goodwill

        The annual goodwill impairment test is performed following the approval of the Ardagh Group's annual budget, or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

        The value-in-use ("VIU") model for each annual impairment test respectively used the following year´s approved budget and a three-year forecast for 2022 to 2024 (2019 and 2018 two-year forecast

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

8. Intangible assets (Continued)

period; January 1, 2018: one-year period). The budget and forecast results were then extended for a further one year period (2019 and 2018: two-year period; January 1, 2018: four-year period) making certain assumptions, including that long-term depreciation equals capital expenditure, in addition to the how changes in input cost will impact customer pricing, in line with historic practice and contractual terms.

        Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure and working capital.

        The modelled cash flows take into account the Business' established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of the net present value of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

        The discount rate applied to cash flows in the VIU model was estimated using the weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset). The discount rates applied in respect of groups of CGUs was Europe: 5.1% and Americas: 7.9% as of the most recent annual goodwill impairment test following approval of the annual budget for 2021. Discount rates in prior periods were as follows for Europe (2019: 5.1%, 2018: 6.7%, January 1, 2018: 7.4%) and Americas (2019: 8.5%, 2018: 9.6%, January 1, 2018: 9.6%).

        The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The range of growth rates applied by management in respect of the terminal values applicable to the groups of CGUs were 1.0% (2019: 1.0%; 2018: 1.5%; January 1, 2018: 1.5%) in respect of all groups of CGUs.

        A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were significantly in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs. As a result of the significant excess of recoverable amount, management consider that additional disclosures are not required under IAS36.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

9. Property, plant and equipment

	Land and buildings $'m	Plant, machinery and other $'m	Dunnage and other $'m	Total $'m
Cost
At January 1, 2018	268	755	36	1,059
Additions	22	144	57	223
Disposals	—	(14)	(1)	(15)
Impairment	—	(3)	—	(3)
Exchange	(8)	(23)	(3)	(34)

At December 31, 2018	282	859	89	1,230

Depreciation
At January 1, 2018	(17)	(136)	(10)	(163)
Charge for the year	(25)	(96)	(14)	(135)
Disposals	—	12	1	13
Impairment	—	1	—	1
Exchange	1	6	—	7

At December 31, 2018	(41)	(213)	(23)	(277)

Net book value
At December 31, 2018	241	646	66	953

Cost
At January 1, 2019	282	859	89	1,230
Additions	60	193	21	274
Disposals	(9)	(3)	(1)	(13)
Exchange	(2)	(1)	—	(3)

At December 31, 2019	331	1,048	109	1,488

Depreciation
At January 1, 2019	(41)	(213)	(23)	(277)
Charge for the year	(30)	(96)	(15)	(141)
Disposals	2	2	1	5
Exchange	—	1	—	1

At December 31, 2019	(69)	(306)	(37)	(412)

Net book value
At December 31, 2019	262	742	72	1,076

Cost
At January 1, 2020	331	1,048	109	1,488
Additions	41	231	13	285
Disposals	(2)	(21)	(1)	(24)
Exchange	16	40	5	61

At December 31, 2020	386	1,298	126	1,810

Depreciation
At January 1, 2020	(69)	(306)	(37)	(412)
Charge for the year	(39)	(110)	(17)	(166)
Disposals	—	21	1	22
Exchange	(4)	(15)	(3)	(22)

At December 31, 2020	(112)	(410)	(56)	(578)

Net book value
At December 31, 2020	274	888	70	1,232

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

9. Property, plant and equipment (Continued)

        Depreciation expense of $158 million (2019: $134 million; 2018: $127 million) has been charged in cost of sales and $8 million (2019: $7 million; 2018: $8 million) in sales, general and administration expenses.

        Construction in progress at December 31, 2020 was $221 million (2019: $97 million, 2018: $84 million).

        Included in property, plant and equipment is an amount for land of $46 million (2019: $44 million, 2018: $44 million, January 1, 2018: $43 million).

        Substantially all of the Business' property, plant and equipment is pledged as security under the terms and conditions of Ardagh Group's financing arrangements. No interest was capitalized in the year (2019: $nil, 2018: $nil).

Impairment

        The Business has considered the carrying value of the property, plant and equipment of the Business and assessed the indicators of impairment as at December 31, 2020 in accordance with IAS 36. No impairment charges have been recognized in respect of the years ended December 31, 2020 or 2019 (2018: $2 million net impairment charge).

Right of Use assets—Net Book Value, depreciation and variable lease expense

        At December 31, 2020, 2019, 2018 and 2017 the following right-of-use assets were included in property, plant and equipment:

Net book value At December 31,	Land and buildings $'m	Plant, machinery and other $'m	Dunnage and other $'m	Total $'m
2020	76	6	45	127
2019	68	5	49	122
2018	51	4	42	97
2017(i)	62	3	6	71

(i)
At January 1, 2018

        The net carrying amount of the right-of use assets at December 31, 2020 of $127 million (2019: $122 million; 2018: $97 million) is primarily the result of total additions to the right-of-use assets of $37 million (2019: $55 million; 2018: $47 million), offset by a depreciation charge of $36 million (2019: $27 million; 2018: $20 million), comprised of Land and buildings: $26 million (2019: $18 million; 2018: $12 million); Plant and machinery: $3 million (2019: $2 million; 2018: $2 million), and Dunnage and other: $7 million (2019: $7 million; 2018: $6 million), all during the year ended December 31, 2020.

        The Business incurred variable lease expense of $29 million (2019: $23 million; 2018: $26 million) primarily related to warehouse leases.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

9. Property, plant and equipment (Continued)

Capital commitments

        The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the combined financial statements:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Contracted for	115	52	64	29
Not contracted for	218	51	11	1

	333	103	75	30

(i)
At January 1, 2018

10. Deferred income tax

        The movement in deferred tax assets and liabilities during the year was as follows:

	Assets $'m	Liabilities $'m	Total $'m
At January 1, 2018	101	(254)	(153)
Credited/(charged) to the income statement (note 6)	15	(8)	7
Credited/(charged) to other comprehensive income	7	(2)	5
Exchange	(2)	6	4

At December 31, 2018	121	(258)	(137)
(Charged)/credited to the income statement (note 6)	(7)	20	13
Credited to other comprehensive income	9	2	11
Exchange	—	1	1

At December 31, 2019	123	(235)	(112)
Credited/(charged) to the income statement (note 6)	5	(3)	2
Exchange	7	(12)	(5)

At December 31, 2020	135	(250)	(115)

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred income tax (Continued)

        The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Tax losses	3	5	5	2
Employee benefit obligations	46	44	33	26
Depreciation timing differences	52	49	52	44
Provisions	22	16	18	14
Other	12	9	13	15

	135	123	121	101
Available for offset	(47)	(46)	(45)	(45)

Deferred tax assets	88	77	76	56

Intangible assets	(159)	(166)	(185)	(205)
Accelerated depreciation and other fair value adjustments	(66)	(46)	(42)	(21)
Other	(25)	(23)	(31)	(28)

	(250)	(235)	(258)	(254)
Available for offset	47	46	45	45

Deferred tax liabilities	(203)	(189)	(213)	(209)

(i)
At January 1, 2018

        The tax credit recognized in the combined income statement is analyzed as follows:

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Tax losses	(3)	(1)	2
Employee benefit obligations	(6)	—	4
Depreciation timing differences	—	—	6
Provisions	5	(3)	4
Other deferred tax assets	9	(3)	(1)
Intangible assets	18	19	13
Accelerated depreciation and other fair value adjustments	(19)	(7)	(16)
Other deferred tax liabilities	(2)	8	(5)

	2	13	7

        The Business recognized deferred tax assets on all tax loss carry-forwards on the basis that the realization of the related tax benefit through future taxable profits is probable based on management's forecasts.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred income tax (Continued)

        No provision has been made for temporary differences applicable to investments in subsidiaries as the Business is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Business' investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

11. Inventories

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Raw materials and consumables	157	151	107	91
Finished goods and work-in-progress	93	117	131	109

	250	268	238	200

(i)
At January 1, 2018

        Certain inventories held by the various legal entities within the Business provide the funding bases for individual borrowings and accordingly have been pledged as security under Ardagh Group's Global Asset Based Loan Facility ("ABL"). There were no drawings under such facility as of December 31, 2020 (2019: nil; 2018: nil; January 1, 2018: nil).

        The amounts recognized (i) as a write down in inventories or as a reversal of a write down and, (ii) the amounts in respect of the basis adjustment resulting from hedging activities included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold, in the year ended December 31, 2020, was not material (2019: not material, 2018: not material).

12. Trade and other receivables

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Trade receivables	244	167	259	350
Other receivables and prepayments	124	99	74	133

	368	266	333	483

(i)
At January 1, 2018

        The fair values of trade and other receivables approximate the amounts shown above.

        As of December 31, 2020, the Business recorded a provision for impairment of trade receivables of $8 million (2019: $3 million; 2018: $2 million; January 1, 2018: $4 million), which was the result of new provisions of $7 million (2019: $2 million; 2018:1 million) and the reversal of unused amounts of $2 million (2019: $1 million; 2018: $3 million) in the year ended December, 31 2020.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

12. Trade and other receivables (Continued)

        The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

        Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Providing against the remaining population of customers

        The Business monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Business, or national or local economic conditions that correlate with defaults on receivables owing to the Business, may also provide a basis for an increase in the level of provision above historic loss experience.

        As of December 31, 2020, trade receivables of $7 million (2019: $10 million; 2018: $13 million; January 1, 2018: $13 million) were past due but not impaired, of which $5 million (2019: $10 million; 2018: $11 million; January 1, 2018: $10 million) were up to three months past due and the remaining balance being three to six months past due.

13. Contract assets

        The following table provides information about significant changes in contract assets:

	2020 $'m	2019 $'m	2018 $'m
At January 1,	151	151	141
Transfers from contract assets recognized at beginning of year to receivables	(148)	(145)	(141)
Increases as a result of new contract assets recognized during the year	133	143	147
Other (including exchange)	3	2	4

Balance as at December 31,	139	151	151

14. Cash and cash equivalents

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Cash at bank and in hand	254	282	147	148
Restricted cash	3	2	1	2

	257	284	148	150

(i)
At January 1, 2018

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

15. Financial risk factors

        The activities of the Business expose it to a variety of financial risks: capital risk, interest rate, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure and risk

        The Business has its own treasury functional teams. Certain treasury and risk management activities are performed by a central Ardagh Group Treasury team under policies approved by the board of directors of Ardagh. As described in note 2, the related party borrowings reported within these financial statements comprise related-party debt from Ardagh Group.

        The objectives when managing capital are to safeguard the Business' ability to continue as a going concern and provide returns to its owners.

        Financial risks are managed, on an on-going basis, by the Business´ senior management team in cooperation with Ardagh's central Group Treasury. The Business does not use treasury instruments for speculative purposes, under any circumstances. Financial risk management includes regular reviews of the level of cash and debt facilities required to fund the activities of the Business, repayments and financing of related party debt obligations, and in order to potentially identify an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Interest rate

        At December 31, 2020, the business´ related party borrowings were 100% (2019: 100%, 2018: 100%, January 1, 2018: 100%) fixed.

Currency exchange risk

        The Business presents its combined financial information in U.S. dollar.

        The Business operates in 9 countries, across three continents and its main currency exposure in the year to December 31, 2020, from the U.S. dollar presentation currency, was in relation to the euro, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

        The Business has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

        Fluctuations in the value of these currencies with respect to the U.S. dollar presentation currency may have a significant impact on the Business' financial condition and results of operations. The Business believes that a strengthening of the U.S. dollar exchange rate by 1% against all other foreign currencies from the December 31, 2020 rate would increase invested capital by approximately $5 million (2019: $5 million, 2018: $3 million, January 1, 2018: $2 million).

Commodity price risk

        The Business is exposed to changes in prices of its main raw materials, primarily energy, and aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Beverage Packaging Europe and Metal

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

15. Financial risk factors (Continued)

Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S dollar prices, respectively. Furthermore, the relative price of oil and its by-products may materially impact our business, affecting our transport, lacquer and ink costs.

        The Business uses derivative agreements with Ardagh to manage some of the material cost risk. The use of derivative contracts to manage its risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on its financial condition. The Business is also exposed to possible interruptions of supply of aluminum or other raw materials and any inability to purchase raw materials could negatively impact its operations.

        As a result of the volatility of gas and electricity prices, the Business has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. The Business policy is to purchase gas and electricity by entering into forward price-fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Business does not net settle, nor do we sell within a short period of time after taking delivery. The Business avails of the own use exemption and, therefore, these contracts are treated as executory contracts. The Business typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices.

Credit risk

        Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of the Business, including outstanding receivables. The policy of the Business is to place excess liquidity on deposit with the central Ardagh Treasury entity who will, in turn, only place excess liquid funds with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of "BBB+" from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Ardagh Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

        Business policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Business. The Business' policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. The Business does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2020, the ten largest customers of the Business accounted for approximately 64% of total revenues (2019: 65%; 2018: 66%). There is no recent history of default with these customers.

Liquidity risk

        The Business is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations. The Business' policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

15. Financial risk factors (Continued)

        To effectively manage liquidity risk the Business:

  •
  has committed borrowing facilities that it can access to meet liquidity needs;

  •
  maintains cash balances and liquid investments with highly-rated counterparties;

  •
  limits the maturity of cash balances;

  •
  borrows the bulk of its debt needs under long term fixed rate debt securities; and

  •
  has internal control processes to manage liquidity risk.

        Cash flow forecasting is performed in the operating entities of the Business and results in rolling forecasts of the Business' liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Business does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Business' debt financing plans.

16. Financial assets and liabilities

        The Business' net debt was as follows:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Related party borrowings	2,690	2,630	2,614	2,650
Leases	136	133	107	82
Other borrowings	9	17	2	—

Total borrowings	2,835	2,780	2,723	2,732
Deferred debt issue costs	—	—	(5)	(7)

Net borrowings	2,835	2,780	2,718	2,725
Cash and cash equivalents	(257)	(284)	(148)	(150)
Derivative financial instruments used to hedge foreign currency and interest rate risk	—	—	(17)	(6)

Net debt	2,578	2,496	2,553	2,569

(i)
At January 1, 2018

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

16. Financial assets and liabilities (Continued)

        The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Euro	609	558	564	592
U.S. dollar	1,830	1,840	1,957	1,922
GBP	379	368	184	195
Other	17	14	13	16

	2,835	2,780	2,718	2,725

(i)
At January 1, 2018

        The interest rates applicable to the business' net borrowings for the year ended December 31, 2020, range from 4.8% to 8.0% with maturities ranging from 2021 to 2026.

        The following table summarizes the Business' movement in net debt:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m
Net decrease/(increase) in cash and cash equivalents per combined statement of cash flows*	27	(136)	2
Increase/(decrease) in total borrowings	55	79	(18)

Increase/(decrease) in net debt	82	(57)	(16)
Net debt at January 1,	2,496	2,553	2,569

Net debt at December 31,	2,578	2,496	2,553

*
Includes exchange gain/(loss) on cash and cash equivalents

        The increase in net borrowings and derivative financial instruments primarily includes repayments of borrowings of $8 million (2019: $nil, 2018: $nil) of which $nil are to related parties, proceeds from borrowings of $nil (2019: $22 million, of which $6 million was a non-cash transaction, with $nil from related parties, 2018: $2 million with $nil from related parties), an increase in lease obligations of $3 million (2019: $26 million, 2018: $25 million), foreign exchange loss on borrowings of $60 million (2019: loss of $9 million, 2018: gain of $36 million), amortization of deferred financing costs of $nil (2019: $5 million, 2018: $2 million), partly offset by a fair value movement on derivative financial instruments used to hedge foreign currency and interest rate risk of $nil (2019: loss of $17 million, 2018: gain of $11 million) and a decrease in cash and cash equivalents of $27 million (2019: increase of $136 million, 2018: decrease of $2 million).

        During 2019, the Business extinguished an existing $154 million related party loan and entered into a new £128 million ($154 million) related party loan in a non-cash refinancing transaction.

        As of December 31, 2018, the Business had issued preferred stock with a value of $662 million to Ardagh with a mandatory redemption date at December 31, 2019. Such agreement has been treated as

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

16. Financial assets and liabilities (Continued)

related party borrowing for purpose of the combined financial statements. During 2019 such preferred stock was redeemed and converted in a non-cash transaction into a long-term related party loan.

        Lease obligations at December 31, 2020, of $136 million (2019: $133 million; 2018: $107 million) primarily reflect $36 million of new or renewed leases (2019: $55 million; 2018: $47 million), offset by $35 million (2019: $26 million; 2018: $19 million) of principal repayments and foreign currency movements in the year ended December 31, 2020.

        The maturity profile of the Business' borrowings is as follows:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Within one year or on demand	42	42	682	14
Between one and two years	46	41	32	690
Between two and five years	2,055	23	20	16
Greater than five years	692	2,674	1,989	2,012

Total borrowings	2,835	2,780	2,723	2,732

Deferred debt issue costs	—	—	(5)	(7)

Net borrowings	2,835	2,780	2,718	2,725

(i)
At January 1, 2018

        The maturity profile of the contractual undiscounted cash flows related to the Business' lease liabilities as of December 31, is as follows:

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Not later than one year	37	32	24	18
Later than one year and not later than five years	78	80	65	53
Later than five years	50	58	50	32

	165	170	139	103

(i)
At January 1, 2018

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

16. Financial assets and liabilities (Continued)

        The table below analyses the Business' financial liabilities, including interest payable, into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

At 31 December, 2020	Total borrowings $'m	Derivative financial instruments $'m	Trade payables $'m
Within one year or on demand	200	12	768
Between one and two years	359	2	—
Between two and five years	2,345	—	—
Greater than five years	718	—	—

At 31 December, 2019	Total borrowings $'m	Derivative financial instruments $'m	Trade payables $'m
Within one year or on demand	207	13	739
Between one and two years	368	9	—
Between two and five years	344	—	—
Greater than five years	2,779	—	—

At 31 December, 2018	Total borrowings $'m	Derivative financial instruments $'m	Trade payables $'m
Within one year or on demand	853	15	656
Between one and two years	276	2	—
Between two and five years	263	17	—
Greater than five years	2,143	—	—

At 1 January, 2018	Total borrowings $'m	Derivative financial instruments $'m	Trade payables $'m
Within one year or on demand	185	1	677
Between one and two years	982	—	—
Between two and five years	261	6	—
Greater than five years	2,280	—	—

        The carrying value and fair value of the related party and other borrowings is as follows:

	2020		2019		2018		2017(i)
	Carrying value $'m	Fair value $'m	Carrying value $'m	Fair value $'m	Carrying value $'m	Fair value $'m	Carrying value $'m	Fair value $'m
Related party and other borrowings	2,699	2,763	2,647	2,744	2,616	2,540	2,650	2,765

(i)
At January 1, 2018

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

16. Financial assets and liabilities (Continued)

        The Business uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        There were no transfers between Level 1 and Level 2 during the year.

        Fair values are calculated as follows:

  (i)
  Related party borrowings—The fair value of the related party borrowings of the Business is linked to quoted market prices for Ardagh's corporate debt, considering the credit risk of the Business and represent Level 2 inputs.

  (ii)
  Other borrowings—The carrying amount of other borrowings is assumed to be a reasonable approximation of fair value.

  (iii)
  Cross currency interest rate swaps ("CCIRS")—The fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.

  (iv)
  Commodity contracts and forward foreign exchange contracts—The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

  Derivative financial instruments

	Assets		Liabilities
	Fair values $'m	Contractual or notional amounts $'m	Fair values $'m	Contractual or notional amounts $'m
Fair Value Derivatives
Metal forward contracts	29	233	6	113
Forward foreign exchange contracts	3	80	8	237
NYMEX gas swaps	—	4	—	2

At December 31, 2020	32	317	14	352

	Assets		Liabilities
	Fair values $'m	Contractual or notional amounts $'m	Fair values $'m	Contractual or notional amounts $'m
Fair Value Derivatives
Metal forward contracts	3	78	9	205
Forward foreign exchange contracts	—	16	13	289
NYMEX gas swaps	—	—	—	4

At December 31, 2019	3	94	22	498

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

16. Financial assets and liabilities (Continued)

	Assets		Liabilities
	Fair values $'m	Contractual or notional amounts $'m	Fair values $'m	Contractual or notional amounts $'m
Fair Value Derivatives
Metal forward contracts	4	35	17	207
Cross currency interest rate swap	17	150	—	—
Forward foreign exchange contracts	2	193	—	34
NYMEX gas swaps	—	1	—	2

At December 31, 2018	23	379	17	243

	Assets		Liabilities
	Fair values $'m	Contractual or notional amounts $'m	Fair values $'m	Contractual or notional amounts $'m
Fair Value Derivatives
Metal forward contracts	15	167	—	—
Cross currency interest rate swap	6	150	—	—
Forward foreign exchange contracts	4	177	1	52
NYMEX gas swaps	—	—	—	4

At January 1, 2018	25	494	1	56

        The majority of derivative assets and liabilities mature within one year with the exception of certain metal forward contracts which mature at dates between January 2022 and December 2023. At the maturity date those derivative instruments are settled with Ardagh through invested capital.

Cross currency interest rate swaps

2019

        On August 12, 2019, the Business terminated its $150 million U.S. dollar to GBP CCIRS, due for maturity in 2022. The total fair value of this swap at termination was $28 million and the cash receipt on these swaps was $28 million.

2018

        The Business hedges certain portions of its related party borrowings and interest payable thereon using CCIRS, with a net asset at December 31, 2018, of $17 million (January 1, 2018: $6 million).

Metal forward contracts

        The Business hedges a portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month. The Business determines the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms pricing, timing or quantities, or if there are

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

16. Financial assets and liabilities (Continued)

changes in the credit risk of the Business or the counterparty. The Business applies a hedge ratio of 1:1.

        Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

        The Business operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges and are set so to closely match the critical terms of the underlying cash flows. In hedges of forecasted foreign currency sales and purchases ineffectiveness may arise for similar reasons as outlined for metal forward contracts.

        The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

NYMEX gas swaps

        The Business hedges a portion of its anticipated energy purchases on the New York Mercantile Exchange ("NYMEX").

        Fair values have been based on NYMEX quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

17. Employee benefit obligations

        The Business operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

        Other defined benefit schemes are unfunded and the provision is recognized in the combined statement of financial position. The principal unfunded schemes are in Germany.

        The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in each period were those recommended by the actuaries.

        In addition, the Business has other employee benefit obligations in certain territories.

        Total employee obligations recognized in the combined statement of financial position of $219 million (2019: $184 million; 2018: $151 million; January 1, 2018: $139 million) includes other employee benefit obligations of $52 million (2019: $46 million; 2018: $40 million; January 1, 2018: $40 million).

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

        The employee obligations and assets of the defined benefit schemes included in the combined statement of financial position are analyzed below:

	Obligations $'m	Assets $'m	Net obligations $'m
2020
Germany	(142)	—	(142)
UK	(295)	341	46
U.S. and other*	(80)	9	(71)

Total	(517)	350	(167)

2019
Germany	(128)	—	(128)
UK	(271)	315	44
U.S. and other*	(62)	8	(54)

Total	(461)	323	(138)

2018
Germany	(123)	—	(123)
UK	(246)	295	49
U.S. and other*	(44)	7	(37)

Total	(413)	302	(111)

2017(i)
Germany	(117)	—	(117)
UK	(279)	336	57
U.S. and other*	(45)	6	(39)

Total	(441)	342	(99)

(i)
At January 1, 2018

*
Net obligation of 'Other' at December 31, 2020; $9 million, 2019; $8 million, 2018; $5 million, and January 1, 2018; $8 million.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

Defined benefit pension schemes

        The amounts recognized in the combined income statement are:

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Current service cost and administration costs:
Cost of sales—current service cost (note 7)	(12)	(12)	(17)
Cost of sales—past service credit/(charge) (note 7)	8	17	(4)
SGA—current service cost (note 7)	(3)	(2)	(2)

	(7)	3	(23)
Finance expense (note 5)	(3)	(4)	(3)

	(10)	(1)	(26)

        The amounts recognized in the combined statement of comprehensive income are:

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Re-measurement of defined benefit obligation:
Actuarial (loss)/gain arising from changes in demographic assumptions	(2)	(7)	2
Actuarial (loss)/gain arising from changes in financial assumptions	(51)	(55)	10
Actuarial gain/(loss) arising from changes in experience	2	(13)	(1)

	(51)	(75)	11
Re-measurement of plan assets:
Actual loss/return less expected return on plan assets	34	34	(18)

Actuarial loss for the year on defined benefit pension schemes	(17)	(41)	(7)
Actuarial (loss)/gain on other long term and end of service employee benefits	(4)	(4)	4

	(21)	(45)	(3)

        The actual return on plan assets was a gain of $40 million in 2020 (2019: gain of $42 million; 2018: loss of $11 million).

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

        Movement in the defined benefit obligations and assets:

	Obligations			Assets
	2020 $'m	2019 $'m	2018 $'m	2020 $'m	2019 $'m	2018 $'m
At January 1,	(461)	(412)	(441)	323	302	342
Interest income	—	—	—	6	8	8
Current service cost	(11)	(10)	(16)	—	—	—
Past service credit	8	17	(3)	—	—	—
Interest cost	(8)	(11)	(9)	—	—	—
Re-measurements	(51)	(75)	11	34	34	(18)
Employer contributions	—	—	—	5	6	13
Employee contributions	(1)	—	—	1	—	—
Benefits paid	31	37	24	(31)	(37)	(24)
Exchange	(24)	(7)	21	12	10	(19)

At December 31,	(517)	(461)	(413)	350	323	302

        The defined benefit obligations above include $145 million, principally in Germany (2019: $131 million: 2018: $126 million; January 1, 2018: $120 million) of unfunded obligations. Employer contributions above include no contributions under schemes extinguished during the year (2019: $nil; 2018: $nil).

        Interest income and interest cost above does not include interest cost of $1 million (2019: $1 million; 2018: $2 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $4 million (2019: $4 million, 2018: $3 million) relating to other employee benefit obligations.

        Plan assets comprise:

	At December 31,
	2020 $'m	2020%	2019 $'m	2019%	2018 $'m	2018%	2017(i) $'m	2017(i) %
Target return funds	177	51%	168	52%	153	51%	169	49%
Bonds	102	29%	78	24%	75	25%	106	31%
Cash/other	71	20%	77	24%	74	24%	67	20%

	350	100%	323	100%	302	100%	342	100%

(i)
At January 1, 2018

        The pension assets do not include any of Ardagh´s or the Business' ordinary shares, other securities or other Business assets.

Investment strategy

        The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

returns while minimizing volatility. The asset classes include fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

        The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the years ended December 31, 2020 and 2019, the Business elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

        The U.K. pension plan is a trust-based U.K. funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Beverage UK Limited and Ardagh Metal Beverage Trading UK Limited. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated either based on service to December 31, 2018, with members' benefits based on earnings as at December 31, 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to 31 December 2018 based on earnings as at retirement or leaving date. The U.K. pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plan is subject to the U.K. regulatory framework, the requirements of the Pensions Regulator and is subject to a statutory funding objective.

        Metal Beverage Packaging Americas together with Ardagh´s Glass business in North America sponsor a defined benefit pension plan as a single employer scheme which is subject to Federal law ("ERISA"), reflecting regulations issued by the Internal Revenue Service ("IRS") and the U.S. Department of Labor. The Metal Beverage Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees' years of service and is based on a final average pay formula. If common ownership of the two sponsoring employers is below 80% as of any scheme valuation the scheme would no longer be able to operate as a single employer scheme.

Assumptions and sensitivities

        The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany			UK			U.S.
	Rates of inflation %	Rates of increase in salaries %	Discount rates %	Rates of inflation %	Rates of increase in salaries %	Discount rates %	Rates of inflation %	Rates of increase in salaries %	Discount rates %
2020	1.50%	2.50%	1.05%	2.70%	2.00%	1.50%	2.50%	3.00%	2.55%
2019	1.50%	2.50%	1.47%	2.85%	1.95%	2.15%	2.50%	3.00%	3.40%
2018	1.50%	2.50%	2.23%	3.10%	2.10%	2.95%	2.50%	3.00%	4.46%
2017(i)	1.50%	2.50%	2.22%	3.10%	2.10%	2.70%	2.50%	3.00%	3.80%

(i)
At January 1, 2018

        Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

        These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany				UK				U.S.
	2020 Years	2019 Years	2018 Years	2017(i) Years	2020 Years	2019 Years	2018 Years	2017(i) Years	2020 Years	2019 Years	2018 Years	2017(i) Years
Life expectancy, current pensioners	22	22	22	21	22	22	21	22	21	21	21	21
Life expectancy, future pensioners	25	24	24	24	23	23	23	23	22	22	22	22

(i)
At January 1, 2018

        If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $54 million (2019: $49 million, 2018: $44 million; January 1, 2018: $50 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $47 million (2019: $42 million, 2018: $39 million; January 1, 2018: $44 million).

        If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $23 million (2019: $20 million, 2018: $22 million; January 1, 2018: $24 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $24 million (2019: $22 million, 2018: $24 million; January 1, 2018: $26 million).

        If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $26 million (2019: $23 million, 2018: $25 million; January 1, 2018: $29 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $27 million (2019: $26 million, 2018: $28 million; January 1, 2018: $32 million).

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

        The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the Business of $15 million at December 31, 2020 (2019: $12 million, 2018: $8 million; January 1, 2018: $12 million), holding all other assumptions constant.

        The best estimate of contributions expected to be paid to defined benefit schemes of the Business in 2021 is approximately $1 million.

        The principal defined benefit schemes are described briefly below:

	Metal Beverage Packaging
Nature of the schemes	Europe UK Funded*	Europe Germany Unfunded	North America Funded
2020
Active members	—	856	829
Deferred members	808	195	58
Pensioners including dependents	475	121	59
Weighted average duration (years)	20	20	21
2019
Active members	—	893	822
Deferred members	808	198	44
Pensioners including dependents	475	117	41
Weighted average duration (years)	19	21	20
2018
Active members	467	939	825
Deferred members	478	161	23
Pensioners including dependents	385	70	19
Weighted average duration (years)	19	22	19
2017(i)
Active members	467	983	842
Deferred members	478	133	12
Pensioners including dependents	385	52	2
Weighted average duration (years)	21	23	20

*
Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator.

(i)
At January 1, 2018

        The expected total benefit payments over the next five years are:

	2021 $'m	2022 $'m	2023 $'m	2024 $'m	2025 $'m	Subsequent five years $'m
Benefits	25	22	23	24	26	88

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

17. Employee benefit obligations (Continued)

        The Business also has defined contribution plans; the contribution expense associated with these plans for 2020 was $15 million (2019: $13 million; 2018: $8 million). The best estimate of the contributions expected to be paid to these plans by the Business in 2021 is $17 million.

Other employee benefits

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Long term employee benefits	52	46	40	40

	52	46	40	40

(i)
At January 1, 2018

        Long term employee benefit obligations comprise amounts due to be paid under post-retirement medical schemes in Metal Beverage Packaging Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

18. Related party transactions

(i)    Pension scheme

        The pension schemes are related parties. For details of all transactions during the year, please see note 17.

(ii)    Other related party transactions

        The combined financial statements reflect the following related party transactions recorded through invested capital:

  •
  Services provided by Ardagh to the Business and the charges (and allocation basis) for those services allocated to the Business as described and disclosed in note 2;

  •
  Cash pooling arrangements between Ardagh and the Business as described and disclosed in note 2;

  •
  Derivative instruments as described in note 2 and disclosed in note 16;

  •
  Dividend distributions from the Business to Ardagh;

  •
  Tax amounts offset to invested capital, represent the difference between tax charges and credits recorded in the combined financial statements and the amounts recorded in the historical records of the Business.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

18. Related party transactions (Continued)

        The analysis of the above transactions recorded through invested capital as disclosed in the statement of changes in invested capital, is set out in the table below:

	For the year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Net cash remitted to Ardagh	(55)	(54)	(73)
Tax offset in invested capital	8	(4)	(10)
Other changes in intercompany balances	(2)	—	3

	(49)	(58)	(80)

        Other changes in intercompany balances represent unsettled amounts between the Business and Ardagh in relation to the transactions listed above.

19. Provisions

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Current	13	14	19	34
Non-current	20	3	3	9

	33	17	22	43

(i)
At January 1, 2018

Total provisions $'m
At January 1, 2018	43
Provided	6
Released	(11)
Paid	(13)
Exchange	(3)

At December 31, 2018	22
Provided	4
Released	(5)
Paid	(4)

At December 31, 2019	17
Provided	23
Released	(5)
Paid	(3)
Exchange	1

At December 31, 2020	33

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

19. Provisions (Continued)

        Provisions relate mainly to probable environmental claims, customer quality claims and tax deferrals arising from the CARES Act. In addition to the aforementioned, provisions also includes non-current amounts in respect of annual, long term (three-year), cash bonus incentive programs for senior management of the Business, of approximately $13 million. Current amounts in respect of these long term incentive programs are included in trade and other payable. The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

20. Trade and other payables

	At December 31,
	2020 $'m	2019 $'m	2018 $'m	2017(i) $'m
Trade payables	646	619	556	564
Other payables and accruals including other tax and social security payable	195	190	155	169
Payables and accruals for exceptional items	2	1	1	4

	843	810	712	737

(i)
At January 1, 2018

        The fair values of trade and other payables approximate the amounts shown above.

        Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

21. Cash generated from operating activities

	Year ended December 31,
	2020 $'m	2019 $'m	2018 $'m
Profit/(loss) for the year	111	(40)	(75)
Income tax charge (note 6)	29	25	50
Net finance expense (note 5)	70	213	229
Depreciation and amortization (notes 8, 9)	315	290	288
Exceptional operating items (note 4)	20	15	27
Movement in working capital	7	102	18
Exceptional costs paid, including restructuring	(22)	(7)	(36)

Cash generated from operations	530	598	501

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

22. Related party information

(i)
Key management compensation

        Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Business. During the financial periods reported in these combined financial statements, the Business was part of Ardagh Group S.A., which is where all decisions, control and key strategy choices were made. Therefore the Business does not have any key management as a stand-alone entity. The finance management of the Business have an operative role in relation to the decisions taken at corporate level.

        The key management personnel of Ardagh have controlled and directed the operations of the Business as it was not managed separately. Payments to these personnel are primarily made by subsidiaries of the Ardagh Group which do not form part of the Business. It is not possible to determine with certainty the charges that the Business received for the mentioned key personnel, although a portion of the key management remuneration is included in the corporate costs allocated (note 2).

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

22. Related party information (Continued)

(ii)
Controlled companies

Company	Country of incorporation	Portion of shares held %
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	100
Ardagh Metal Beverage Trading Austria GmbH	Austria	100
Ardagh Metal Beverage Holdings Brazil Ltda.	Brazil	100
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	100
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	100
Ardagh Metal Beverage Holdings France SAS	France	100
Ardagh Metal Beverage Trading France SAS	France	100
Ardagh Metal Beverage France SAS	France	100
Ardagh Metal Beverage Germany GmbH	Germany	100
Ardagh Metal Beverage Associations GmbH	Germany	100
Ardagh Metal Beverage Holdings Germany GmbH	Germany	100
Ardagh Metal Beverage Trading Germany GmbH	Germany	100
Recan Germany GmbH (In liquidation)	Germany	100
SARIO Grundstucks VermietungsgesellschaftmbH & Co. Objekt Elfi KG (In liquidation)	Germany	99
Ardagh Packaging Holdings Limited	Ireland	100
Ardagh Metal Beverage Holdings Netherlands B.V.	Netherlands	100
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	100
Ardagh Metal Beverage Netherlands B.V.	Netherlands	100
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	100
Ardagh Metal Beverage Poland Sp. z o.o	Poland	100
Recan Organizacja Odzysku Opakowan S.A.	Poland	100
Ardagh Metal Beverage Serbia d.o.o.	Serbia	100
Ardagh Spain SL	Spain	100
Ardagh Metal Beverage Trading Spain SL	Spain	100
Ardagh Metal Beverage Spain SL	Spain	100
Ardagh Metal Beverage Europe GmbH	Switzerland	100
Ardagh Metal Beverage Holdings UK Limited	United Kingdom	100
Ardagh Metal Beverage Trading UK Limited	United Kingdom	100
Ardagh Metal Beverage UK Limited	United Kingdom	100
Recan UK Limited (In liquidation)	United Kingdom	100
Ardagh Metal Beverage USA Inc.	United States	100

        A number of the above legal entities act as subsidiary guarantor for the debt of Ardagh Group S.A. as of December 31, 2020.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

23. Other reserves

	Attributable to owner the AMP business
	Foreign currency translation reserve $'m	Cash flow hedge reserve $'m	Cost of hedging reserve $'m	Total other reserves $'m
January 1, 2018	—	8	1	9
Total other comprehensive income/(expense) for the year	9	(19)	1	(9)
Hedging gains transferred to cost of inventory	—	(8)	—	(8)

December 31, 2018	9	(19)	2	(8)

	Attributable to owner the AMP business
	Foreign currency translation reserve $'m	Cash flow hedge reserve $'m	Cost of hedging reserve $'m	Total other reserves $'m
January 1, 2019	9	(19)	2	(8)
Total other comprehensive income/(expense) for the year	1	(9)	(2)	(10)
Hedging losses transferred to cost of inventory	—	14	—	14

December 31, 2019	10	(14)	—	(4)

	Attributable to owner the AMP business
	Foreign currency translation reserve $'m	Cash flow hedge reserve $'m	Cost of hedging reserve $'m	Total other reserves $'m
January 1, 2020	10	(14)	—	(4)
Total other comprehensive (expense)/income for the year	(42)	9	—	(33)
Hedging losses transferred to cost of inventory	—	22	—	22

December 31, 2020	(32)	17	—	(15)

24. Contingencies

Environmental issues

        The Business is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

  •
  the operation of installations for manufacturing of metal packaging and surface treatment using solvents;

  •
  the generation, storage, handling, use and transportation of hazardous materials;

  •
  the emission of substances and physical agents into the environment;

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

24. Contingencies (Continued)

  •
  the discharge of waste water and disposal of waste;

  •
  the remediation of contamination;

  •
  the design, characteristics, collection and recycling of its packaging products; and

  •
  the manufacturing and servicing of machinery and equipment for the container metal packaging industry.

        The Business believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Business arising under environmental laws are pending.

Legal matter

        The Business is involved in certain legal proceedings arising in the normal course of its business. The Business believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

25. Other information

        Although COVID-19, and the measures to prevent the spread of COVID-19, have resulted in reduced global economic activity, demand for "at-home" consumption has increased and therefore demand for many of our customer's products and as a result for the products we manufacture has proven to be resilient to date during the pandemic. Our production has not been significantly impacted to date, however our plants may be required to curtail or cease production in order to respond to any future measures which may arise in order to prevent the spread of COVID-19. In addition, the pandemic may in the future impact on capital markets which could impact our cost of borrowing. The ultimate significance of the disruptions arising as a result of COVID-19, including the extent of their impact on our financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that we serve and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs and the related impact on macroeconomic activity and consumer behavior.

26. Events after the reporting period

        On February 22, 2021, Ardagh entered into a business combination agreement by and among the Company, Ardagh, Gores Holdings V Inc., a special purpose acquisition company sponsored by an affiliate of The Gores Group ("Gores Holdings V"), and Ardagh MP MergeCo Inc., a wholly owned subsidiary of the Company ("MergeCo"). Under the business combination agreement, among other things, MergeCo will merge with and into Gores Holdings V, with Gores Holdings V surviving as a wholly owned subsidiary of the Company, with the shares of Class A common stock held by Gores Holdings V stockholders being contributed to the Company in exchange for its shares and the warrants to acquire shares of Class A common stock of Gores Holdings V being converted into warrants to acquire shares of the Company. Prior to the business combination, Ardagh will effect a reorganization to cause the Company to acquire the AMP Business from Ardagh.

THE AMP BUSINESS

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

26. Events after the reporting period (Continued)

        Additional investors have committed to participate in the proposed business combination by purchasing 60 million shares of the Company for an aggregate purchase price of $600 million in a private placement at $10.00 per share. In connection with the transactions, the Company intends to raise new debt of approximately $2.65 billion, (approximately $2.3 billion net). Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V's trust account, together with the $600 million in private placement proceeds and approximately $2.3 billion of the new debt raised by the Company, will be used to pay up to $3.4 billion in cash to Ardagh, as well as to pay transaction expenses. Upon closing of the transactions, assuming no redemptions by Gores Holdings V's public stockholders, Ardagh will retain an equity interest in the Company of approximately 80%, the investors in the private placement will hold approximately 10% and Gores Holdings V's stockholders and its sponsor will hold approximately 10%. Ardagh intends to remain a committed, long-term majority shareholder of the Company.

        The proposed business combination, which has been unanimously approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in the second quarter of 2021, subject to receipt of Gores Holdings V stockholder approval, approval of the Company's shares for listing on the New York Stock Exchange, the satisfaction of the condition to Ardagh's obligations that it receives at least $3 billion in cash from the transactions and the satisfaction of other customary closing conditions.

        In connection with the reorganization, Ardagh and the Company will enter into a shareholders agreement and a services agreement. Under the services agreement, Ardagh either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to the Company, and the Company, either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to Ardagh. The initial term of the services agreement is expected to end on December 31, 2024.

 Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gores Holdings V, Inc.:

Opinion on the Financial Statements

        We have audited the accompanying balance sheet of Gores Holdings V, Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the period from June 25, 2020 (inception) through December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 25, 2020 (inception) through December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2020.

Denver, Colorado
February 26, 2021

GORES HOLDINGS V, INC.

BALANCE SHEET

December 31, 2020

CURRENT ASSETS:
Cash and cash equivalents	$705,817
Prepaid assets	354,088

Total current assets	1,059,905
Deferred tax asset	172,983
Investments and cash held in Trust Account	525,020,571

Total assets	$526,253,459

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued expenses, formation and offering costs	$479,977
State franchise tax accrual	87,882

Total current liabilities	567,859
Deferred underwriting compensation	18,375,000

Total liabilities	$18,942,859

Commitments and Contingencies:
Class A Common Stock subject to possible redemption, 50,231,059 shares at December 31, 2020 (at redemption value of $10 per share)	502,310,590
Stockholders' equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding	—
Common stock
Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized, 2,268,941 shares issued and outstanding (excluding 50,231,059 shares subject to possible redemption) at December 31, 2020	227
Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 13,125,000 shares issued and outstanding at December 31, 2020	1,313
Additional paid-in-capital	5,649,215
Accumulated deficit	(650,745)

Total stockholders' equity	5,000,010

Total liabilities and stockholders' equity	$526,253,459

See accompanying notes to financial statements.

GORES HOLDINGS V, INC.

STATEMENT OF OPERATIONS

For the Period from June 25, 2020 (inception) to December 31, 2020

Professional fees and other expenses	$(756,417)
State franchise taxes, other than income tax	(87,882)

Net loss from operations	(844,299)
Other income—interest and dividend income	20,571

Loss before income taxes	(823,728)

Income tax benefit	172,983

Net loss attributable to common shares	$(650,745)

Net loss per ordinary share:
Class A Common Stock—basic and diluted	$(0.01)

Class F Common Stock—basic and diluted	$(0.01)

See accompanying notes to financial statements.

GORES HOLDINGS V, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period from June 25, 2020 (inception) to December 31, 2020

	Class A Common Stock		Class F Common Stock
					Additional Paid-In Capital	(Accumulated Deficit)	Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at June 25, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Sale of Class F Common Stock, par value $0.0001 per share, to Sponsor on July 14, 2020	—	—	11,500,000	1,150	23,850	—	25,000
Stock dividend of Class F Common Stock, par value $0.0001 per share, to Sponsor on August 5, 2020	—	—	2,156,250	216	(216)	—	—
Proceeds from initial public offering of Units on August 10, 2020 at $10.00 per Unit	52,500,000	5,250	—	—	524,994,750	—	525,000,000
Sale of 6,250,000 Private Placement Warrants to Sponsor on August 10, 2020 at $2.00 per Private Placement Warrant	—	—	—	—	12,500,000	—	12,500,000
Underwriters discounts	—	—	—	—	(10,500,000)	—	(10,500,000)
Offering costs charged to additional paid-in capital	—	—	—	—	(688,655)	—	(688,655)
Deferred underwriting compensation	—	—	—	—	(18,375,000)	—	(18,375,000)
Forfeited Class F Common stock by Sponsor	—	—	(531,250)	(53)	53	—	—
Class A common stock subject to possible redemption; 50,231,059 shares at a redemption price of $10.00	(50,231,059)	(5,023)	—	—	(502,305,567)	—	(502,310,590)
Net loss	—	—	—	—	—	(650,745)	(650,745)

Balance at December 31, 2020	2,268,941	$227	13,125,000	$1,313	$5,649,215	$(650,745)	$5,000,010

See accompanying notes to financial statements.

GORES HOLDINGS V, INC.

STATEMENT OF CASH FLOWS

For the Period from June 25, 2020 (inception) to December 31, 2020

Cash flows from operating activities:
Net loss	$(650,745)
Changes in state franchise tax accrual	87,882
Changes in prepaid assets	(354,088)
Changes in accrued expenses, formation and offering costs	479,977
Changes in deferred income tax	(172,983)

Net cash used in operating activities	(609,957)

Cash flows from investing activities:
Cash deposited in Trust Account	(525,000,000)
Interest and dividends reinvested in the Trust Account	(20,571)

Net cash used in investing activities	(525,020,571)

Cash flows from financing activities:
Proceeds from sale of Units in initial public offering	525,000,000
Proceeds from sale of Class F Common Stock to Sponsor	25,000
Proceeds from sale of Private Placement Warrants to Sponsor	12,500,000
Proceeds from notes and advances payable—related party	300,000
Repayment of notes and advances payable—related party	(300,000)
Payment of underwriters' discounts and commissions	(10,500,000)
Payment of accrued offering costs	(688,655)

Net cash provided by financing activities	526,336,345

Increase in cash	705,817
Cash at beginning of period	—

Cash at end of period	$705,817

Supplemental disclosure of non-cash financing activities:
Deferred underwriting compensation	$18,375,000

See accompanying notes to financial statements.

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Organization and General

        Gores Holdings V, Inc. (the "Company") was incorporated in Delaware on June 25, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses (the "Business Combination"). The Company has neither engaged in any operations nor generated any revenue to date. The Company's management has broad discretion with respect to the Business Combination. The Company's Sponsor is Gores Sponsor V, LLC, a Delaware limited liability company (the "Sponsor"). The Company has selected December 31st as its fiscal year-end.

        At December 31, 2020, the Company had not commenced any operations. All activity for the period from June 25, 2020 (inception) through December 31, 2020 relates to the Company's formation and initial public offering ("Public Offering") described below. The Company completed the Public Offering on August 10, 2020 (the "IPO Closing Date"). The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. Subsequent to the Public Offering, the Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Public Offering and the sale of the Private Placement Warrants (as defined below) held in the Trust Account (as defined below).

Proposed Business Combination

        On February 22, 2021, the "Company" entered into a Business Combination Agreement (the "Business Combination Agreement"), by and among the Company, Ardagh Metal Packaging S.A. ("AMPSA"), Ardagh Group S.A. ("AGSA") and Ardagh MP MergeCo Inc. ("MergeCo"), which provides for, among other things: (a) a series of transactions that will result in the subsidiaries of AGSA that are engaged in the business of developing, manufacturing, marketing and selling metal beverage cans and ends and providing related technical and customer services becoming wholly-owned by AMPSA (the "Pre-Closing Restructuring"), and (b) the merger of MergeCo with and into the Company, with the Company being the surviving corporation as a wholly-owned subsidiary of AMPSA (the "Merger", and, together with the Pre-Closing Restructuring and other transactions contemplated in the Business Combination Agreement, the "Proposed Business Combination").

        The Proposed Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the Board of Directors of the Company on February 22, 2021 and the Board of Directors of AGSA on February 22, 2021.

The Business Combination Agreement

Proposed Business Combination Consideration

        The aggregate consideration to be paid to AGSA pursuant to the Transfer Agreement (as defined within the Business Combination Agreement) and the Business Combination Agreement consists of (a) $2,315,000,000, payable in cash and in equivalent in U.S. dollars or euros (or a combination thereof), (b) 484,956,250 shares of AMPSA, with a nominal value of EUR 0.01 per share (the "AMPSA Shares"), (c) a promissory note issued by AMPSA in the amount of $1,085,000,000, to be paid in cash at the consummation of the Merger (the "Closing") or, in certain circumstances, a combination of cash and AMPSA Shares, and (d) the right to receive, during the five-year period commencing 180 days after the Closing 60,730,000 additional AMPSA Shares in five equal installments depending on whether

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Organization and Business Operations (Continued)

the price of AMPSA Shares maintains for a certain period of time a volume weighted average price of $13.00, $15.00, $16.50, $18.00 and $19.50, as applicable (collectively, the "AGSA Consideration").

Representations and Warranties

        The Business Combination Agreement contains customary representations, warranties and covenants of AMPSA, AGSA, GHV and MergeCo relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Covenants

        The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Proposed Business Combination and efforts to satisfy conditions to consummation of the Proposed Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for the Company and AGSA to cooperate in the preparation of the Proxy Statement/Prospectus and Registration Statement (as each such term is defined in the Business Combination Agreement) required to be filed in connection with the Proposed Business Combination. The covenants of the parties to the Business Combination Agreement will not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing.

Conditions to Consummation of the Proposed Business Combination

        The consummation of the Proposed Business Combination is conditioned upon, among other things, (a) no action or governmental order or law shall have been enacted, issued, promulgated, enforced or entered that restrains, enjoins or otherwise prohibits the consummation of the Proposed Business Combination or would cause any part of the Proposed Business Combination to be rescinded following the Closing; (b) the proposal to adopt the Business Combination Agreement and approve the Proposed Business Combination shall have been approved and adopted by the requisite affirmative vote of the Company stockholders; (c) a Luxembourg statutory independent auditor (réviseur d'entreprises agréé) of AMPSA shall have issued appropriate reports regarding the contributions relating to the AMPSA Shares to be issued to the Company stockholders or AGSA as set forth in the Business Combination Agreement; (d) all closing conditions to the private placement pursuant to which investors will purchase 60,000,000 AMPSA Shares for a purchase price of $10.00 per share (the "PIPE Shares") shall have been satisfied or waived and the $600,000,000 gross proceeds from the private placement shall have been paid to AMPSA on the date the Merger is consummated; (e) the Registration Statement of which the Proxy Statement/Prospectus forms a part shall have been declared effective under the Securities Act and no stop order or proceedings for purposes of suspending the effectiveness of the registration statement shall have been initiated by the SEC and not withdrawn; and (f) the AMPSA Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

Private Placement Subscription Agreements

        In connection with the execution of the Business Combination Agreement, on February 22, 2021, AMPSA and the Company entered into Subscription Agreements (each, a "Subscription Agreement" and collectively, the "Subscription Agreements") with certain investors and Gores Sponsor V LLC (the

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Organization and Business Operations (Continued)

"Sponsor"), pursuant to which the investors and the Sponsor agreed to purchase, and AMPSA agreed to sell to the investors and the Sponsor the PIPE Shares for an aggregate cash amount of $600,000,000.

        The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Proposed Business Combination. Pursuant to the Subscription Agreements, AMPSA agreed that, within 30 calendar days after the date of Closing, it will file with the SEC (at AMPSA's sole cost and expense) a registration statement registering the resale of the PIPE Shares, and AMPSA will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

Financing

        Upon the closing of the Public Offering and the sale of the Private Placement Warrants, an aggregate of $525,000,000 was placed in a Trust Account with Continental Stock Transfer & Trust Company (the "Trust Account") acting as Trustee.

        The Company intends to finance a Business Combination with the net proceeds from its $525,000,000 Public Offering and its sale of $12,500,000 of Private Placement Warrants.

Trust Account

        Funds held in the Trust Account can be invested only in U.S. government treasury bills with a maturity of one hundred and eighty (180) days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, that invest only in direct U.S. government obligations. As of December 31, 2020, the Trust Account consisted of money market funds.

        The Company's second amended and restated certificate of incorporation provides that, other than the withdrawal of interest to fund regulatory compliance requirements and other costs related thereto (a "Regulatory Withdrawal") for a maximum 24 months and/or additional amounts necessary to pay franchise and income taxes, if any, none of the funds held in trust will be released until the earliest of: (i) the completion of the Business Combination; or (ii) the redemption of any public shares of common stock properly tendered in connection with a stockholder vote to amend the Company's second amended and restated certificate of incorporation to modify the substance or timing of the Company's obligation to redeem 100% of such public shares of common stock if the Company does not complete the Business Combination within 24 months from the closing of the Public Offering; or (iii) the redemption of 100% of the public shares of common stock if the Company is unable to complete a Business Combination within 24 months from the closing of the Public Offering, subject to the requirements of law and stock exchange rules.

Business Combination

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating a Business Combination. The Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (less any deferred underwriting

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Organization and Business Operations (Continued)

commissions and taxes payable on interest income earned) at the time of the Company signing a definitive agreement in connection with the Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.

        The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest income but less taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest income but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under Nasdaq rules. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. Currently, the Company will not redeem its public shares of common stock in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares of common stock and the related Business Combination, and instead may search for an alternate Business Combination.

        As a result of the foregoing redemption provisions, the public shares of common stock will be recorded at redemption amount and classified as temporary equity, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 480, "Distinguishing Liabilities from Equity" ("ASC 480") in subsequent periods.

        The Company will have 24 months from the IPO Closing Date to complete its Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares of common stock for a per share pro rata portion of the Trust Account, including interest income, but less taxes payable (less up to $100,000 of such net interest income to pay dissolution expenses) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company's net assets to its remaining stockholders, as part of its plan of dissolution and liquidation. The Sponsor and the Company's officers and directors have entered into a letter agreement with the Company, pursuant to which they waived their rights to participate in any redemption with respect to their Founder Shares (as defined below); however, if the Sponsor or any of the Company's officers, directors or affiliates acquire public shares of common stock, they will be entitled to a pro rata share of the Trust Account in the event the Company does not complete a Business Combination within the required time period.

        In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

1. Organization and Business Operations (Continued)

Emerging Growth Company

        Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

2. Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission ("SEC"), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of December 31, 2020 and the results of operations and cash flows for the periods presented. Operating results for the period ended December 31, 2020 are not necessarily indicative of results that may be expected for the full year or any other period.

Net Loss Per Common Share

        The Company has two classes of shares, which are referred to as Class A common stock (the "Common Stock") and Class F Common Stock (the "Founders Shares"). Net income/(loss) per common share is computed utilizing the two-class method. The two-class method is an earnings allocation formula that determines earnings per share separately for each class of common stock based on an allocation of undistributed earnings per the rights of each class. At December 31, 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

method. As a result, diluted net income/(loss) per common share is the same as basic net income/(loss) per common share for the period.

	For the Period from June 25, 2020 (inception) to December 31, 2020
	Class A	Class F
Basic and diluted net income/(loss) per share:
Numerator:
Allocation of net income/(loss)	$(497,551)	$(153,194)

Denominator:
Weighted-average shares outstanding	39,789,750	11,766,913
Basic and diluted net income/(loss) per share	$(0.01)	$(0.01)

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution as well as the Trust Account, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts.

Financial Instruments

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the balance sheet.

Offering Costs

        The Company complies with the requirements of the Accounting Standards Codification (the "ASC") 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A—"Expenses of Offering." Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to our Public Offering and were charged to stockholders' equity upon the completion of our Public Offering. Accordingly, offering costs totaling $29,563,655 (including $28,875,000 in underwriters' fees), were charged to stockholders' equity.

Redeemable Common Stock

        As discussed in Note 3, all of the 52,500,000 class A common stock sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such public shares in connection with the Company's liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company's second amended and restated certificate of incorporation. In accordance with ASC 480, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that currently, the Company will not redeem its public shares in an amount that would cause its net tangible assets (stockholders' equity) to be less than $5,000,001.

        The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital.

        Accordingly, at December 31, 2020, 50,231,059 of the 52,500,000 public shares are classified outside of permanent equity at their redemption value.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        For those liabilities or benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax liabilities as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2020.

        The Company may be subject to potential examination by U.S. federal, states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income amounts in various tax jurisdictions and compliance with U.S. federal, states or foreign tax laws.

        The Company is incorporated in the State of Delaware and is required to pay franchise taxes to the State of Delaware on an annual basis.

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with and the credit quality of the financial institutions with which it invests. Periodically, the Company may maintain balances in various operating accounts in excess of federally insured limits.

Investments and Cash Held in Trust Account

        At December 31, 2020, the Company had $525,020,571 in the Trust Account which may be utilized for Business Combinations. At December 31, 2020, the Trust Account consisted of money market funds.

        The Company's second amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in trust will be released until the earlier of: (i) the completion of the Business Combination; (ii) the redemption of any public shares of common stock properly tendered in connection with a stockholder vote to amend the Company's second amended and restated certificate of incorporation to modify the substance or timing of the Company's obligation to redeem 100% of such public shares of common stock if the Company does not complete the Business Combination within 24 months from the closing of the Public Offering; or (iii) the redemption of 100% of the public shares of common stock if the Company is unable to complete a Business Combination within 24 months from the closing of the Public Offering, subject to the requirements of law and stock exchange rules.

Recently issued accounting pronouncements not yet adopted

        Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements based on current operations of the Company. The impact of any recently issued accounting standards will be re-evaluated on a regular basis or if a business combination is completed where the impact could be material.

Going Concern Consideration

        If the Company does not complete its Business Combination by August 10, 2022, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the common stock sold as part of the units in the Public Offering, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of franchise and income taxes payable and less up to $100,000 of such net interest which may be distributed to the Company to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining stockholders and the Company's Board of Directors, dissolve and liquidate, subject in each case to the Company's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the Public Offering. In addition, if the Company fails to complete its Business Combination by August 10, 2022, there will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless.

        In addition, at December 31, 2020, the Company had current liabilities of $567,859 and working capital of $492,046, largely due to amounts owed to professionals, consultants, advisors and others who are working on seeking a Business Combination as described in Note 1. Such work is continuing after December 31, 2020 and amounts are continuing to accrue.

3. Public Offering

Public Units

        On August 10, 2020, the Company sold 52,500,000 units at a price of $10.00 per unit (the "Units"), including 5,000,000 Units as a result of the underwriters' partial exercise of its over-allotment option, generating gross proceeds of $525,000,000. Each Unit consists of one share of the Company's Class A common stock, $0.0001 par value, and one-fifth of one redeemable Class A common stock purchase warrant (the "Warrants"). Each Whole Warrant entitles the holder to purchase one share of Class A common stock for $11.50 per share. Each Warrant will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the Public Offering and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. However, if the Company does not complete the Business Combination on or prior to the 24-month period allotted to complete the Business Combination, the Warrants will expire at the end of such period. The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The Company did not register the shares of common stock issuable upon exercise of the Warrants under the Securities Act of 1933, as amended (the "Securities Act") or any state securities law. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to file a registration statement under the Securities Act following the completion of the Business Combination covering the shares of common stock issuable upon exercise of the Warrants. The Company paid an upfront underwriting discount of 2.00% ($10,500,000) of the per Unit offering price to the underwriters at the closing of the Public Offering, with an additional fee (the "Deferred Discount") of 3.50% ($18,375,000) of the per Unit offering price payable upon the Company's completion of a Business Combination. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Business Combination.

4. Related Party Transactions

Founder Shares

        On July 14, 2020, the Sponsor purchased 11,500,000 shares of Class F Common Stock (the "Founder Shares") for an aggregate purchase price of $25,000, or approximately $0.002 per share. On August 3, 2020, the Sponsor transferred 25,000 Founder Shares to each of the Company's three independent directors (together with the Sponsor, the "Initial Stockholders") at their original purchase price. On August 5, 2020, the Company effected a stock dividend with respect to the Company's Founder Shares of 2,156,250 shares thereof, resulting in the Company's Initial Stockholders holding an

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Related Party Transactions (Continued)

aggregate of 13,656,250 shares of Class F Common Stock. On September 21, 2020, the Sponsor forfeited 531,250 Founder Shares following the expiration of the unexercised portion of underwriters' over-allotment option, so that the Founder Shares held by the Initial Stockholders would represent 20.0% of the outstanding shares of common stock following completion of the Public Offering. The Founder Shares are identical to the common stock included in the Units sold in the Public Offering except that the Founder Shares will automatically convert into shares of Class A common stock at the time of the Business Combination on a one-for-one basis, subject to adjustment as described in the Company's second amended and restated certificate of incorporation.

Private Placement Warrants

        The Sponsor purchased from the Company an aggregate of 6,250,000 warrants at a price of $2.00 per warrant (a purchase price of $12,500,000) in a private placement that occurred simultaneously with the Public Offering (the "Private Placement Warrants"). Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the Public Offering to be held in the Trust Account pending completion of the Business Combination.

        The Private Placement Warrants have terms and provisions that are identical to those of the public warrants sold as part of the units in the Public Offering, except that the Private Placement Warrants may be physical (cash) or net share (cashless) settled and are not redeemable so long as they are held by the Sponsor or its permitted transferees.

        If the Company does not complete a Business Combination, then the Private Placement Warrants proceeds will be part of the liquidation distribution to the public stockholders and the Private Placement Warrants will expire worthless.

Registration Rights

        The holders of Founder Shares, Private Placement Warrants and warrants issued upon conversion of working capital loans, if any, have registration rights (in the case of the Founder Shares, only after conversion of such shares to common shares) pursuant to a registration rights agreement entered into by the Company, the Sponsor and the other security holders named therein on August 10, 2020. These holders will also have certain demand and "piggy back" registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Sponsor Loan

        On July 14, 2020, Company borrowed $300,000 by the issuance of an unsecured promissory note from the Sponsor for $300,000 to cover expenses related to the Public Offering. This Note was non-interest bearing and payable on the earlier of June 30, 2021 or the completion of the Public Offering. This Note was repaid in full upon the completion of the Public Offering.

Administrative Services Agreement

        The Company entered into an administrative services agreement on August 3, 2020, pursuant to which it agreed to pay to an affiliate of the Sponsor $20,000 a month for office space, utilities and secretarial support. Services commenced on the date the securities were first listed on Nasdaq and will

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Related Party Transactions (Continued)

terminate upon the earlier of the consummation by the Company of a Business Combination or the liquidation of the Company.

        For the period commencing August 3, 2020 through December 31, 2020 the Company has paid the affiliate $96,774.

5. Deferred Underwriting Compensation

        The Company is committed to pay a deferred underwriting discount totaling $18,375,000 or 3.50% of the gross offering proceeds of the Public Offering, to the underwriters upon the Company's consummation of a Business Combination. The underwriters are not entitled to any interest accrued on the Deferred Discount, and no Deferred Discount is payable to the underwriters if there is no Merger.

6. Income Taxes

Effective Tax Rate Reconciliation

        A reconciliation of the statutory federal income tax expense to the income tax expense from continuing operations provided at December 31, 2020 as follows:

From June 25, 2020 (inception) to December 31, 2020
Income tax expense at the federal statutory rate	$(172,983)
State income taxes—net of federal income tax benefits	(30,882)
Change in valuation allowance	30,882

Total income tax expense/(benefit)	$(172,983)

Current/Deferred Taxes

From June 25, 2020 (inception) to December 31, 2020
Current income tax expense
Federal	$—
State	—

Total current income tax expense	$—

Deferred income tax expense
Federal	$(172,983)
State	—

Total deferred income tax expense	$(172,983)

Provision for income taxes	$(172,983)

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Income Taxes (Continued)

        The provision for income taxes consisted of the following for the period ended December 31, 2020:

Deferred Tax Assets and Liabilities

        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020:

December 31, 2020
Deferred tax assets
Accrued Expenses	$140,021
Net operating losses	66,547

Total deferred tax assets	206,568
Valuation allowance	(30,882)

Net deferred tax assets	175,686

Deferred tax liabilities
Prepaids	(2,703)
Accrued Income	—

Total deferred tax liabilities	(2,703)

Net Deferred Tax Asset (Liability)	$172,983

7. Investments and cash held in Trust

        As of December 31, 2020, investment securities in the Company's Trust Account consist of $525,020,571 in money market funds.

8. Fair Value Measurement

        The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. ASC 820 determines fair value to be the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are

GORES HOLDINGS V, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurement (Continued)

unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments and cash held in Trust Account	525,020,571	525,020,571	—	—

Total	$525,020,571	$525,020,571	$—	$—

9. Stockholders' Equity

Common Stock

        The Company is authorized to issue 440,000,000 shares of common stock, consisting of 400,000,000 shares of Class A common stock, par value $0.0001 per share and 40,000,000 shares of Class F Common Stock, par value $0.0001 per share. Holders of the Company's common stock are entitled to one vote for each share of common stock and vote together as a single class. At December 31, 2020, there were 52,500,000 shares of Class A common stock (inclusive of the 50,231,059 shares subject to redemption) and 13,125,000 shares of Class F Common Stock issued and outstanding, respectively.

Preferred Stock

        The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At December 31, 2020, there were no shares of preferred stock issued and outstanding.

10. Risk and Contingencies

        Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. Subsequent Events

        Management has performed an evaluation of subsequent events through February 26, 2021 of the financial statements, noting no items which require adjustment or disclosure other than those set forth in the preceding notes to the financial statements.

ANNEXES

Annex A:	Business Combination Agreement
Annex B:	Duff & Phelps Opinion
Annex C:	Proxy Card for Special Meeting of Stockholders

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT
by and among
GORES HOLDINGS V, INC.,
ARDAGH METAL PACKAGING S.A.,
ARDAGH MP MERGECO INC.
and
ARDAGH GROUP S.A.
dated as of February 22, 2021

A-i

A-ii

A-iii

BUSINESS COMBINATION AGREEMENT

        This Business Combination Agreement (this "Agreement") is made and entered into as of February 22, 2021, by and among Gores Holdings V, Inc., a Delaware corporation ("GHV"), Ardagh Metal Packaging S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg with its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Trade and Companies Register under registration number B251465 ("AMPSA"), Ardagh MP MergeCo Inc., a Delaware corporation ("MergeCo"), and Ardagh Group S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg with its registered office at 56, Rue Charles Martel, L-2134 Luxembourg, Luxembourg and registered with the Luxembourg Trade and Companies Register under registration number B160804 ("Ardagh"). GHV, AMPSA, MergeCo, and Ardagh are referred to herein individually as a "Party" and collectively as the "Parties."

        WHEREAS, Ardagh, through the AMP Entities, is engaged in the business of developing, manufacturing, marketing and selling metal beverage cans and ends and related technical and customer services (the "AMP Business");

        WHEREAS, GHV is a special purpose acquisition company incorporated for the purpose of effecting a Business Combination;

        WHEREAS, AMPSA is a newly formed wholly-owned Subsidiary of Ardagh and MergeCo is a newly formed wholly-owned Subsidiary of AMPSA, each formed solely for the purposes of the Transactions;

        WHEREAS, contemporaneously with the execution of this Agreement, certain investors (the "PIPE Investors") have entered into subscription agreements in substantially the form attached hereto as Exhibit A (collectively, the "Subscription Agreements"), pursuant to which such investors have agreed, subject to the terms and conditions set forth therein, to subscribe for and purchase at the Closing shares of AMPSA ("Shares") at a purchase price of $10 per share, for an aggregate cash amount of $600,000,000 (such aggregate cash amount, the "PIPE Investment Amount", and such transactions, the "PIPE Investment");

        WHEREAS, contemporaneously with the execution of this Agreement, the AMPSA Financing Parties have received and accepted a debt commitment letter from the Commitment Debt Financing Sources in connection with the Debt Financing;

        WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), and the Luxembourg Law of 10 August 1915 on commercial companies, as amended (the "1915 Law"), and other applicable Law, MergeCo will merge with and into GHV (the "Merger"), with GHV being the surviving corporation of the Merger as a wholly-owned Subsidiary of AMPSA (GHV, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the "Surviving Corporation"), and, in the context of and in connection with such Merger, all shares of GHV Class A Common Stock (the "GHV A Shares") outstanding immediately prior to the Effective Time, other than any Excluded Shares, will be contributed to AMPSA in exchange for Shares (in each case as set forth in this Agreement), and all warrants issued by GHV (the "GHV Warrants") outstanding immediately prior to the Effective Time will be converted into warrants issued by AMPSA exercisable for Shares;

        WHEREAS, pursuant to the terms of the Transfer Agreement, in a series of related transactions, prior to the Closing, Ardagh will (a) cause any assets and Liabilities relating to the business of Ardagh (other than the AMP Business) that are, as of the date hereof, held by any AMP Entity to be transferred to one or more Subsidiaries of Ardagh that are not AMP Entities, and (b) effect the AMP Transfer, which will result in all of the equity and other ownership interests in the AMP Entities (other than AMPSA) being directly or indirectly owned by AMPSA in exchange for aggregate consideration consisting of (i) $2,315,000,000, payable in cash (in USD or the EUR equivalent thereof (based on an exchange rate as of a date to be agreed by the parties thereto) or both) at the time of the AMP Transfer in a series of transactions, including contributions for shares and the repayment of intercompany payables (which will be funded from the proceeds of the Debt Financing), (ii) 484,956,250 Shares, (iii) a promissory note issued by a Subsidiary of AMPSA in the amount of $1,085,000,000 (the "AMPSA Promissory Note"), which will be paid by AMPSA in cash at the Closing or, if the cash payment to AMPSA at Closing is less than $1,085,000,000, with a combination of cash and the Ardagh Closing Shares in accordance with Section 2.4(f), and (iv) a contingent right to receive the Earnout Shares in accordance with the terms and subject to the conditions set forth in Section 3.6 (the consideration set forth in clause (b), the "Ardagh Consideration");

        WHEREAS, following the closing of the PIPE Investment and the Merger, the GHV Stockholders and the PIPE Investors will hold Shares and the holders of the GHV Warrants will hold the AMPSA Warrants, in each case in the aggregate amounts set forth on Annex A (either directly or through the Exchange Agent to the extent that such GHV Stockholders have not submitted the applicable Letter of Transmittal pursuant to Section 3.8(b));

        WHEREAS, the board of directors of GHV (the "GHV Board") has unanimously (a) determined that this Agreement, the Related Agreements to which GHV is a party, the Merger and the other Transactions are fair to, and in the best interests of, GHV and its stockholders (the "GHV Stockholders"), (b) adopted a resolution approving this Agreement and the Related Agreements, and declaring their advisability, and approving the Merger and the other Transactions, and (c) recommended the adoption of this Agreement and the approval of the Related Agreements, and the approval of the Merger and the other Transactions by the GHV Stockholders (such adoption and approval by the GHV Stockholders, the "GHV Stockholder Approval");

        WHEREAS, the board of directors of Ardagh and the board of directors of AMPSA (the "AMPSA Board") have each determined that the Transactions are in the best interests of Ardagh and AMPSA, respectively, and have approved this Agreement, the Related Agreements and, except for AMPSA's adoption of this Agreement as the sole stockholder of MergeCo, which shall be provided pursuant to Section 6.23, the Transactions;

        WHEREAS, in connection with the Closing, AMPSA, Ardagh, Gores Sponsor V LLC, a Delaware limited liability company (the "Sponsor"), and certain other parties will enter into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") substantially in the form attached hereto as Exhibit B; and

        WHEREAS, in connection with the Closing, AMPSA and Ardagh will enter into a Shareholders Agreement (the "Shareholders Agreement") substantially in the form attached hereto as Exhibit C.

        NOW, THEREFORE, in consideration of the foregoing, and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the receipt and sufficiency of which the Parties hereby acknowledge, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

        Section 1.1    Definitions.     Capitalized terms used in this Agreement have the meanings set forth below.

        "Action" means any action, suit, proceeding, arbitration, claim, demand, litigation, prosecution, contest, investigation, inquiry, hearing, inquest, audit, complaint, dispute or other legal recourse, in each case, by or before a Governmental Authority or arbitration tribunal, whether civil, criminal, administrative, disciplinary or otherwise.

        "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person; provided, that, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by"

and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

        "Alternate Ardagh Combination" means, with respect to any of the AMP Entities or the AMP Business, any Business Combination other than the Transactions, including the Merger.

        "Alternate GHV Combination" means, with respect to GHV, any Business Combination other than the Transactions, including the Merger.

        "AMP Business Employee" means an employee of the AMP Entities following the Pre-Closing Restructuring.

        "AMP Business Plan" means a Plan (a) that is sponsored, maintained or contributed to, or is required to be contributed to, by Ardagh or its Affiliates (including the AMP Entities) for the benefit of any current or former director, manager, officer, consultant (who is a natural person) or employee of an AMP Entity providing substantially all of his or her services to the AMP Business, including any AMP Business Employee, or his or her dependents or beneficiaries or (b) with respect to which the AMP Entities has or would reasonably be expected to have any Liability.

        "AMP Consolidated Financial Statements" means the unaudited combined income statements, statements of comprehensive income and statements of cash flows of the AMP Business for each of the years ended December 31, 2020, 2019 and 2018 and as at December 31, 2020, 2019, 2018 for the combined statements of financial position, which have been prepared on a carve-out basis from the audited consolidated financial statements of Ardagh (in the case of the 2018 and 2019 financial years) and the unaudited consolidated financial statements of Ardagh (in the case of the 2020 financial year) to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for each of the years ended December 31, 2020, 2019 and 2018 and as at December 31, 2020, 2019, and 2018 (together with the notes, if any, relating thereto).

        "AMP Entities" means the Subsidiaries of Ardagh set forth on Annex B; provided, that for purposes of the representations and warranties contained in Article IV and the covenants set forth in Section 6.1, to the extent applicable, the AMP Entities shall be deemed to refer to such Persons on Annex B after giving effect to the Pre-Closing Restructuring.

        "AMP Material Adverse Effect" means with respect to the AMP Business (including the AMP Entities), any fact, condition, change, effect, event, occurrence or development that, individually or in the aggregate when taken together with all such other facts, conditions, changes, effects, events, occurrences or developments, would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of the AMP Business or the AMP Entities, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been an AMP Material Adverse Effect: (a) any fact, condition, change, effect, event, occurrence or development arising out of or resulting from the disclosure (but, for the avoidance of doubt, not the consummation) or pendency of the Transactions, including by reason of the identity of GHV as a party to this Agreement; (b) any fact, condition, change, effect, event, occurrence or development: (i) in the financial, banking or securities markets (including interest rates, exchange rates and commodity prices) in general, or economic, regulatory or political conditions in general; (ii) generally affecting the industries in which the AMP Business operates; or (iii) resulting from natural disasters, epidemics, pandemics (including COVID-19 or any COVID-19 Measures), acts of God, war, sabotage or terrorism, or an escalation or worsening thereof; (c) any failure by the AMP Entities to meet any internal or published projections, forecasts or revenue or earnings predictions in and of itself (it being understood that this clause (c) shall not prevent or otherwise affect a determination that any fact, condition, change, effect, event, occurrence or development underlying such failure has resulted in, or contributed to, an AMP Material Adverse

Effect); (d) changes in Law or accounting standards or authoritative interpretations thereof after the date of this Agreement; (e) any action or inaction expressly approved or consented to in writing by GHV after the date of this Agreement; or (f) any action expressly required to be taken by Ardagh or AMPSA pursuant to the terms of this Agreement (other than pursuant to Section 6.1(a) ); provided that in the case of the foregoing clauses (b) and (d), any such fact, condition, change, effect, event, occurrence or development may be taken into account to the extent it has a disproportionately adverse effect on the AMP Business (taken as a whole) as compared to other participants in the industries and markets in which the AMP Business operates (in respect of the business conducted by them in such industries), but solely to the extent of such disproportionate effect.

        "AMP Transfer" means the contribution or transfer by Ardagh (or one or more of its Subsidiaries), as part of the Pre-Closing Restructuring, of all the issued and outstanding equity interests in the AMP Entities to AMPSA (or one or more of its Subsidiaries) in exchange for the Ardagh Consideration.

        "AMPSA Taxes" means any Taxes with respect to the AMP Business other than Transfer Taxes, which are addressed in Section 6.13(c).

        "AMPSA VWAP" means, for each trading day, the daily volume weighted average price (based on such trading day) of the Shares on the Trading Market as reported by Bloomberg Financial L.P.

        "Ardagh Bank Account" means the bank account(s) to be designated by Ardagh in a written notice to GHV and AMPSA at least two (2) Business Days prior to the Closing Date.

        "Ardagh Consolidated Group" means any affiliated, combined, unitary, consolidated or similar Tax group of which Ardagh or any of its Affiliates (other than any AMP Entity), on the one hand, and any AMP Entity, on the other hand, are or were members.

        "Ardagh Disclosure Schedules" means the disclosure schedules delivered by Ardagh concurrently with the execution and delivery of this Agreement.

        "Ardagh Entities" means Ardagh and its Affiliates (other than any AMP Entity).

        "Ardagh Existing Indebtedness" means, collectively, Indebtedness and other obligations under (a) that certain Credit and Guaranty Agreement, dated as of December 7, 2017, by and among, inter alios, Ardagh, as the parent, the borrowers from time to time party thereto, the guarantors from time to time party thereto, the lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent, (b) that certain senior indenture, dated as of January 30, 2017, by and among Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., as issuers (collectively, the "Issuers"), Citibank, N.A., London Branch, as trustee, principal paying agent and transfer agent, Citibank, N.A., as U.S. paying agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and Citigroup Global Markets Deutschland AG, as registrar, (c) that certain senior indenture, dated as of June 12, 2017, by and among the Issuers, Citibank, N.A., London Branch, as trustee, principal paying agent and transfer agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and Citigroup Global Markets Deutschland AG, as registrar, (d) that certain senior secured indenture, dated as of August 12, 2019 by and among the Issuers, Citibank, N.A., London Branch, as trustee, principal paying agent, transfer agent and security agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and Citigroup Global Markets Europe AG, as registrar (the "Registrar"), (e) that certain senior indenture, dated as of August 12, 2019, by and among the Issuers, Citibank, N.A., London Branch, as trustee, principal paying agent and transfer agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and the Registrar, (f) that certain senior secured indenture, dated as of April 8, 2020, by and among the Issuers, Citibank, N.A., London Branch, as trustee, principal paying agent, transfer agent and security agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and the Registrar, (g) that certain senior indenture, dated as of June 2, 2020, by and among the Issuers, Citibank, N.A., London Branch, as trustee, principal paying agent and transfer agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and the

Registrar, (h) that certain senior secured indenture, dated as of June 10, 2020, by and among the Issuers, Citibank, N.A., London Branch, as trustee, principal paying agent, transfer agent and security agent, Ardagh, as parent guarantor, the subsidiary guarantors listed therein and the Registrar and (i) that certain senior secured indenture, dated as of November 20, 2019, by and among ARD Finance S.A. as issuer, Citibank, N.A., London Branch, as trustee, principal paying agent, transfer agent and security agent and the Registrar, in each case of the foregoing clauses (a) through (i), together with any security agreements, guaranty agreements, intercreditor agreements, pledge agreements, mortgages, deeds of trust, collateral assignment, control agreements and other agreements related thereto, in each case, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time prior to the Closing Date.

        "Ardagh Retained Business" means the businesses of Ardagh (other than the AMP Business).

        "Ardagh Taxes" means any Taxes with respect to the Ardagh Retained Business other than Transfer Taxes, which are addressed in Section 6.13(c).

        "Business Combination" means, with respect to any Party, any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

        "Business Day" means a day other than (a) a Saturday or Sunday or (b) any other day on which banks located in New York, NY, or Luxembourg City, Luxembourg are required or authorized by Law to be closed for business.

        "Business Information Technology" means all tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware), software (including source code and object code) and telecommunications systems used or held for use by any of the AMP Entities.

        "Business IP Agreements" means all Contracts pursuant to which any license, sublicense, right, option, permission, consent, covenant not to sue or release, in each case of the foregoing, regarding the use of any Intellectual Property is (a) granted by any third party to (i) any of the AMP Entities or (ii) Ardagh or any of its Affiliates (other than the AMP Entities) and which Intellectual Property is used or practiced, or held for use or practice, by any of the AMP Entities or in connection with the AMP Business (in each case of (i) and (ii), excluding (A) "shrink-wrap" and "click-wrap" licenses, and other non-exclusive licenses, in each case, for generally commercially available software licensed on standard and non-negotiable terms with aggregate or annual license and maintenance fees (whichever is higher) attributable to the AMP Business of less than $50,000, (B) Contracts for generally commercially available software, hardware or other information technology equipment or related services, in each case, provided under the Services Agreement and (C) any Contract entered into in the ordinary course of business that contains only non-exclusive licenses of Intellectual Property that are ancillary to the primary purpose of the Contract) or (b) granted by any of the AMP Entities to any third party (excluding non-exclusive licenses granted by any AMP Entity to its customers and service providers, in each case, in the ordinary course of business).

        "Code" means the United States Internal Revenue Code of 1986, as amended.

        "Collective Bargaining Agreement" means any written agreement with an Employee Representative Body impacting the terms, conditions or liabilities of, to or in connection with, the AMP Business Employees.

        "Confidentiality Agreement" means that certain Confidentiality Agreement, dated November 25, 2020, by and between Ardagh and GHV.

        "Contract" means any legally-binding contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, commitment, mortgage, deed of trust, license, power of attorney,

guaranty or other arrangement or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

        "COVID-19" means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

        "COVID-19 Measures" means any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down (including, the shutdown of air transport and cargo routes, shut down of foodservice or certain business activities), closure (including business and border closures), sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, in each case, in connection with or in response to COVID-19.

        "Debt Financing" means the debt financing pursuant to the Commitment Letter or such other alternative financing arrangements to be incurred by the AMPSA Financing Parties in respect of the Transactions, in an amount which would yield net proceeds of not less than $2,315,000,000 and have an aggregate principal amount of no more than $2,800,000,000.

        "Debt Financing Sources" means each Person that shall provide or facilitate the provision of the Debt Financing to one or more AMPSA Financing Parties or one or more of its or their Subsidiaries, including the Commitment Debt Financing Sources. With respect to any offering of securities involving an underwriter, initial purchaser, placement agent or similar party, the Debt Financing Sources in relation to such offering shall mean each Person that is an underwriter, initial purchaser, placement agent or similar party in such capacity and shall not include investors purchasing such securities.

        "Disclosure Schedules" means the Ardagh Disclosure Schedules and the GHV Disclosure Schedules.

        "Earnout Shares" means the 60,730,000 Shares that Ardagh has a contingent right to receive following the Closing as a component of the Ardagh Consideration in accordance with the terms and subject to the conditions set forth in Section 3.6.

        "Employee Representative Body" means any works' council, labor union, trade union or similar employee representative body in any jurisdiction.

        "Encumbrance" means any encumbrance, mortgage, fixed or floating charge, pledge, lien, restriction, guarantee, trust, right to acquire, option or right of pre-emption or first refusal, assignment, hypothecation, security interest, title retention, legal or equitable third party right or interest, including any assignment by way of security or trust arrangement for the purpose of providing security, encroachment, deed of trust or deed to secure debt, recorded or unrecorded easement, right of way, covenant, condition, license, reservation, subdivision and other defects of title of any kind or rights of others for rights of way, utilities and similar purposes that adversely affect real property, or, in any case, any agreement to create any of the foregoing.

        "Environmental Laws" means any Law pertaining to or otherwise relating to: (a) the protection of the environment (including air quality, surface water, groundwater, soils, subsurface strata, sediments, drinking water, natural resources and biota) or human health and safety (but only with respect to exposure to Hazardous Materials); or (b) the use, registration, management, generation, storage, treatment, recycling, transportation, Release, threatened Release, investigation or remediation of Hazardous Materials.

        "Environmental Permits" means any license, permit, approval, certificate, registration, restriction or other authorization issued by or required from any Governmental Authority, issued under Environmental Laws.

        "ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" means any entity (whether or not incorporated) which together with Ardagh or any of its Subsidiaries would be treated as a "single employer" under Section 414(b), (c), (m), or (o) of the Code.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "FinanceCo" means one or more indirect Subsidiaries of AMPSA.

        "GAAP" means United States generally accepted accounting principles, as in effect on the date of this Agreement.

        "GHV Available Cash" means, as of the date of determination, (a) the amount of immediately available funds contained in the Trust Account available for release to GHV, plus (b) all funds held by GHV outside of the Trust Account and immediately available to GHV.

        "GHV Class A Common Stock" means the Class A common stock, par value $0.0001 per share, of GHV.

        "GHV Class F Common Stock" means the Class F common stock, par value $0.0001 per share, of GHV.

        "GHV Class F Conversion Ratio" means the ratio at which each share of GHV Class F Common Stock is automatically convertible into shares of GHV Class A Common Stock pursuant to Section 4.3(b) of GHV's Second Amended and Restated Certificate of Incorporation.

        "GHV Closing Cash Amount" means GHV Available Cash as of the Closing after giving effect to any payments to be made in connection with the GHV Stock Redemption.

        "GHV Common Stock" means, collectively, the GHV Class A Common Stock and the GHV Class F Common Stock.

        "GHV Disclosure Schedules" means the disclosure schedules delivered by GHV concurrently with the execution and delivery of this Agreement.

        "GHV Intervening Event" means an event, fact, development, circumstance or occurrence first arising after the date of this Agreement that is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the AMP Business or the AMP Entities, taken as a whole (but specifically excluding any (a) Contract, proposal, offer or indication of interest in any form, written or oral, relating any Business Combination with respect to GHV, (b) changes in the general economy, capital markets or any declines or improvements in financial markets and (c) effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures) and that was not known by or the consequences of which were not reasonably foreseeable to the GHV Board as of the date of this Agreement, and that becomes known to the GHV Board after the date of this Agreement.

        "GHV Material Adverse Effect" means with respect to GHV, any fact, condition, change, effect, event, occurrence, or development that, individually or in the aggregate when taken together with all such other facts, conditions, changes, effects, events, occurrences or developments, would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or results of operations of GHV; provided, however, that none of the following shall be taken into account in determining whether there has been a GHV Material Adverse Effect: (a) any fact, condition, change, effect, event, occurrence or development arising out of or resulting from the disclosure (but, for the avoidance of doubt, not the consummation) or pendency of the Transactions, including by reason of the identity of Ardagh as a party to this Agreement; (b) any fact, condition, change, effect, event, occurrence or development: (i) in the financial, banking or securities markets (including interest rates, exchange rates and commodity prices) in general, or economic, regulatory or political conditions in general; (ii) generally affecting the industries in which GHV operates; or (iii) resulting from natural disasters, epidemics, pandemics (including COVID-19 or any COVID-19 Measures), acts of God, war, sabotage or terrorism, or an escalation or worsening thereof; (c) any failure by GHV to meet any internal or published projections, forecasts or revenue or earnings predictions in and of itself (it being understood that this clause (c) shall not prevent or otherwise affect a determination that any fact, condition, change, effect, event, occurrence or development underlying such failure has resulted in, or contributed to, an GHV Material Adverse Effect); (d) changes in Law or accounting standards or authoritative interpretations thereof after the date of this Agreement; (e) any action or inaction expressly approved or consented to in writing by Ardagh after the date of this Agreement; or (f) any action expressly required to be taken by GHV pursuant to the terms of this Agreement.

        "GHV Merger Consideration" means, collectively, (a) GHV Shares Consideration and (b) the AMPSA Warrants to be issued to the holders of GHV Warrants pursuant to Section 3.10.

        "GHV Minimum Cash Amount" means an amount equal to $685,000,000.

        "GHV Preferred Stock" means the preferred stock, par value $0.0001 per share, of GHV.

        "GHV Proposals" means the proposals to be made by the GHV Board to the GHV Stockholders pursuant to the GHV Organizational Documents and applicable Law to (a) adopt this Agreement, (b) approve the Transactions, including the Merger, and (c) approve any other proposals the Parties mutually agree are necessary or desirable to effect the Transactions.

        "GHV Required Proposals" means proposals made by the GHV Board to the GHV Stockholders pursuant to the GHV Organizational Documents and applicable Law to (a) adopt this Agreement and (b) approve the Transactions, including the Merger.

        "GHV Shares Consideration" means the Shares exchanged for the GHV Closing Shares pursuant to Section 3.7(b)(i).

        "GHV Units" means one share of GHV Class A Common Stock and one-fifth of one GHV Warrant.

        "GHV Warrant Agreement" means that certain Warrant Agreement, dated as of August 10, 2020, by and between GHV and the Trustee, as warrant agent.

        "Governmental Authority" means any U.S. or non-U.S. national, federal, state, local, supranational, regional, or provincial government or any court of competent jurisdiction, administrative or regulatory agency, board, bureau, arbitrator, tribunal, or arbitral body or commission or other national, state, local, supranational, regional or provincial governmental authority or instrumentality entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.

        "Governmental Order" means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by any Governmental Authority.

        "Hazardous Materials" means any per- and polyfluoroalkyl substances, petroleum products, used or waste petroleum products, polychlorinated biphenyls and asbestos and any material, substances or waste that is defined, regulated or otherwise characterized as toxic, hazardous, radioactive, or as a contaminant, pollutant or words of similar meaning or effect under any applicable Environmental Law.

        "IFRS" means the International Financial Reporting Standards and related interpretations as issued by the International Accounting Standards Board (IASB).

        "Indebtedness" means, as of any time, without duplication, as applied to any Person, (a) all indebtedness of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities and warrants; (c) all liabilities and obligations of such Person in respect of all performance bonds, banker's acceptances or letters of credit, to the extent drawn; (d) all interest, fees, prepayment or redemption premiums or penalties and other expenses (including breakage costs) owed with respect to any indebtedness, liabilities or obligations of the type referred to in clauses (a) to (c); and (e) all indebtedness, liabilities or obligations of the type referred to in the foregoing clauses (a) through (d) that is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase, guarantee or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For purposes of this definition, all lease obligations of such Person, including those which are required to be capitalized in accordance with GAAP or IFRS, shall be excluded.

        "Intellectual Property" means all intellectual property worldwide, including the following: (a) patents and patent applications, all divisionals, continuations, continuations-in-part, revisions, renewals, extensions, substitutions and re-examinations and reissues thereof and all industrial design rights and utility models (collectively, "Patents"); (b) trademarks, service marks, trade dress, trade names, community design rights, Internet domain names, and all other identifiers indicating a business or source of goods or services, together with the goodwill associated exclusively with any of the foregoing; (c) copyrights, including copyrights in copyrightable works, works of authorship and computer software, and all database and design rights and rights in data collections, in each case, whether or not registered or published, all moral rights (however denominated) and all other rights equivalent to any of the foregoing (collectively, "Copyrights"); (d) registrations, applications for registration, renewals, extensions and reversions for any of the foregoing; (e) trade secrets and other proprietary and confidential information (excluding tangible embodiments of such proprietary and confidential information), including all rights in confidential customer lists and know-how (collectively, "Trade Secrets"); (f) all other intellectual property rights arising from software or technology; and (g) all corresponding (including under international treaties or conventions) or equivalent intellectual property rights in or to any of the foregoing anywhere in the world.

        "Investment Company Act" means the United States Investment Company Act of 1940, as amended.

        "Knowledge of Ardagh" means the actual knowledge, after reasonable inquiry or investigation, of the persons set forth on Annex C.

        "Knowledge of GHV" means the actual knowledge, after reasonable inquiry or investigation, of the persons set forth on Annex D.

        "Law" means any U.S. or non-U.S. national, federal, state, provincial, local or supranational law (including common law), statute, code, Governmental Order, consent decree, doctrine, ordinance, rule, regulation, treaty or other legal requirement of any Governmental Authority.

        "Leased Real Property" means real property leased, subleased, sub-subleased, licensed, sub-licensed by an AMP Entity.

        "Liabilities" means any and all liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, determined or determinable, or matured or unmatured.

        "Loss" or "Losses" means any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, fines, penalties, diminution in value and out-of-pocket costs and expenses (including penalties and expenses incurred in investigating, ongoing monitoring, defending and settling any proceeding, including reasonable attorneys' fees and out-of-pocket disbursements).

        "MergeCo Stockholder Approval" means the adoption of this Agreement by AMPSA as the sole stockholder of MergeCo.

        "Nasdaq" means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

        "NYSE" means the New York Stock Exchange.

        "OFAC" means the U.S. Department of the Treasury's Office of Foreign Assets Control.

        "Organizational Documents" means: (a) in the case of a Person that is a corporation or a company, its articles or certificate of incorporation and its bylaws, memorandum of association, articles of association, regulations or similar governing instruments required by the Laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization.

        "Owned Intellectual Property" means all Intellectual Property owned by or claimed to be owned by any of the AMP Entities.

        "Owned Real Property" means real property owned by an AMP Entity, together with all buildings and other structures, facilities or improvements located thereon, all fixtures, systems, equipment and items of personal property of such party attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

        "PCAOB" means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

        "Permits" means any permit, approval, consent, license, franchise, registration, certificate, or similar authorization, from any Governmental Authority.

        "Permitted Encumbrance" means any (a) Encumbrances for Taxes, assessments or other Governmental Authority charges or levies that are (i) not yet due and payable, (ii) due but not delinquent or (iii) that are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been maintained in accordance with GAAP or IFRS, as applicable; (b) statutory Encumbrances of landlords, carriers, warehousemen, mechanics, materialmen and repairmen for amounts not yet due or due but not delinquent or being contested in good faith by appropriate proceedings; (c) Encumbrances incurred or deposits made to a Governmental Authority in connection with a Permit; (d) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other types of social security; (e) imperfections of title and other recorded or unrecorded Encumbrances with respect to real property, in each case, that do not, individually or in the aggregate, (i) interfere with the present use of or occupancy of the affected real property in any material respect or (ii) impair in any material respect the ability of such parcel to be mortgaged or sold, leased or subleased for its present use; (f) Encumbrances not created by Ardagh or any of its Affiliates that affect the underlying fee interest of any Leased Real Property; (g) rights of a lessor under an operating lease or capitalized lease or of any licensor under a license (excluding any license of Intellectual Property), in each case, entered into in the ordinary course of business; (h) license, sublicense, right, option, permission or consent, in each case of the foregoing, that is non-exclusive and granted in the ordinary course of business regarding the use of Intellectual Property; (i) zoning, building, subdivision, land use, environmental regulations and other similar restrictions or requirements relating to the use or occupancy of real property, in each case, that do not, individually or in the aggregate, (i) interfere with the present use of or occupancy of the affected real property in any material respect or (ii) impair in any material respect the ability of such parcel to be mortgaged or sold, leased or subleased for its present use; (j) Encumbrances resulting from the Ardagh Existing Indebtedness, but solely to the extent such Encumbrances are released at or prior to the Closing; (k) Encumbrances resulting from the Debt Financing and (l) the Encumbrances set forth on Section 1.1 of the Ardagh Disclosure Schedules.

        "Person" means any individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or Governmental Authority or any political subdivision, agency or instrumentality thereof.

        "Personal Information" means, in addition to any definition for "personal information" or any equivalent term (e.g., "personal data" or "personally identifiable information" or "PII") provided by applicable Law, or by any of the AMP Entities (or by Ardagh or any of its Affiliates (other than the AMP Entities) and related to the AMP Business) in any of its respective privacy policies, notices or contracts, all information that identifies or could be used to identify an individual person. Personal Information may relate to any individual, including a current, prospective or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

        "Plan" means each employment, compensation, benefits, severance or termination, consulting, bonus, deferred compensation, equity, phantom-equity, or equity-based award, retention, relocation, vacation, change in control, transaction bonus, salary continuation, hospitalization, medical, dental, vision, life insurance, disability or sick leave benefit, profit-sharing, pension or retirement or other fringe benefit or compensatory plan, program, agreement or arrangement, whether or not in writing and whether or not funded, including any "employee benefit plan" (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) but excluding any plan or program sponsored by a Governmental Authority.

        "Post-Closing Tax Period" means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning on or before and ending after the Closing Date, the portion of such taxable period beginning on the day after the Closing Date.

        "Privacy Laws" means any and all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Brazilian General Data Protection Law (LGPD), and EU General Data Protection Regulation (GDPR), any applicable Laws relating to breach notification or marketing in connection with any Personal Information, and any Laws relating to the use of biometric identifiers.

        "Prospectus Regulation" means the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC.

        "Registered" means issued by, registered, recorded or filed with, renewed or extended by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

        "Regulatory Approvals" means (a) any applicable requirements of any Securities Laws and (b) the filing of the Certificate of Merger in accordance with the DGCL.

        "Related Agreements" means the Registration Rights and Lock-Up Agreement, the Shareholders Agreement, the Subscription Agreements, the Services Agreement, the Transfer Agreement, the Warrant Assignment, Assumption and Amendment Agreement and all other agreements, certificates and instruments executed and delivered by the Parties in connection with the Transactions.

        "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment of any Hazardous Materials.

        "Representatives" means, with respect to any Person, such Person's Affiliates and its and their respective professional advisors, directors, officers, members, managers, stockholders, partners, employees, agents and authorized representatives.

        "Sanctioned Country" means Crimea, Cuba, Iran, North Korea, Sudan and Syria.

        "Sanctioned Person" means (a) any Person located, organized, or resident in a Sanctioned Country, (b) any Person named on any OFAC sanctions list, including OFAC's Specially Designated Nationals List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List, and (c) any other Person who is the subject or target of Sanctions.

        "Sanctions" means all economic sanctions and regulations maintained by OFAC, including OFAC's Specially Designated Nationals List, the Sectoral Sanctions Identifications List and the Foreign Sanctions Evaders List; economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United Nations Security Council, the European Union or her Majesty's Treasury of the United Kingdom; and any other economic sanctions maintained by a jurisdiction in which the AMP Business or any of the AMP Entities does business or is otherwise subject to jurisdiction.

        "SEC" the United States Securities and Exchange Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Securities Laws" means the securities laws of any state, federal or national entity, whether U.S. or non-U.S., and the rules and regulations promulgated thereunder.

        "Services Agreement" means the agreement to be entered into by and between Ardagh and AMPSA on substantially the terms set forth on Exhibit D.

        "Steps Plan" means that certain Steps Plan, dated February 2, 2021, provided to the Parties by the AMPSA Tax Advisor in connection with the execution and delivery of this Agreement.

        "Subsidiary" of any Person means another Person, of which at least a majority of the outstanding securities or ownership interests having, by their terms, ordinary voting power to elect (or direct the election of) a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person or by one or more of its Subsidiaries.

        "Tax" or "Taxes" means any and all taxes, charges, fees, levies or other assessments, including income, excise, franchise, real or personal property, sales, transfer, gains, gross receipts, occupation, privilege, payroll, wage, unemployment, workers' compensation, use, value-added, capital, license, severance, stamp, recording, documentary, premium, environmental, capital stock, profits, withholding, registration, customs duties, employment, alternative or add-on minimum, estimated, escheat or other taxes of any kind whatsoever (whether disputed or not), including any related charges, fees, interest, penalties, additions to tax or other assessments imposed by any Taxing Authority.

        "Tax Returns" means any return, report, statement, claim, disclaimer, information return or other document (including elections, declarations, disclosures, schedules, estimates or any related or supporting information or attachments thereto) filed or required to be filed with any Taxing Authority.

        "Taxing Authority" means any Governmental Authority that is responsible for the administration or imposition of any Tax.

        "Trade Laws" means all applicable customs, import and export Laws and regulations in jurisdictions in which the AMP Business or any of the AMP Entities does business or is otherwise subject to jurisdiction.

        "Trading Market" means NYSE or such other stock market on which the Shares shall be trading at the time of determination of AMPSA VWAP.

        "Transaction Expenses" means the fees, costs and expenses incurred, accrued, paid or payable by Ardagh or any of its Affiliates (including AMPSA, MergeCo or any of the AMP Entities) or GHV, as the case may be, in connection with the Transactions (including with respect to the Debt Financing, the Pre-Closing Restructuring, the preparation of the PCAOB Financials and the D&O Tail), including any Transfer Taxes in an amount not to exceed $11,000,000, financing fees, legal, accounting, financial advisory, investment banking, underwriting (including, in the case of GHV, deferred underwriting fees) and other advisory, transaction or consulting fees, costs and expenses; provided, that Transaction Expenses shall not include any income, gains or other similar Taxes or any Transfer Taxes in excess of $11,000,000.

        "Transactions" means, collectively, the Pre-Closing Restructuring, the Debt Financing, the PIPE Investment, the Merger and the other transactions contemplated by this Agreement and the Related Agreements, including the contribution to AMPSA of the GHV A Shares and the exchange of the GHV Warrants for warrants issued by AMPSA exercisable for Shares.

        "Transfer Agreement" means the agreement, in substantially the form attached hereto as Exhibit E, to be entered into by Ardagh and AMPSA prior to the Closing providing for the AMP Transfer and the other transactions to be effected in connection with the Pre-Closing Restructuring and related matters.

        "Transfer Taxes" means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item.

        "Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof.

        Unless otherwise specified, section references in the table below are to Sections of the Agreement.

Defined Term	Section
1915 Law	Recitals
Additional SEC Reports	Section 6.4(a)
Agreement	Preamble
AMBUSA	Section 6.13(b)(i)
AMP Balance Sheet Date	Section 4.6
AMP Business	Recitals
AMP Insurance Policies	Section 4.15
AMP Leases	Section 4.10(b)
AMP Material Contracts	Section 4.9(a)
AMPSA	Preamble
AMPSA Board	Recitals
AMPSA Financing Parties	Section 4.25
AMPSA Promissory Note	Recitals
AMPSA Tax Advisor	Section 6.13(f)
AMPSA Warrants	Section 3.10
Ardagh	Preamble
Ardagh Closing Shares	Section 2.4(f)
Ardagh Consideration	Recitals
Ardagh/AMPSA Group Tax Return	Section 6.13(a)(i)
Approval Requirement	Section 6.24
Certificate of Merger	Section 2.4(d)

Defined Term	Section
Certificates	Section 3.8(b)
Change of Control	Section 3.6(c)
Closing	Section 2.1
Closing Date	Section 2.1
Commitment Conditions Precedent	Section 4.25
Commitment Debt Financing Sources	Section 4.25
Commitment Financing Documents	Section 4.25
Commitment Letter	Section 4.25
Committed Debt Financing	Section 4.25
Contingent Consideration	Section 3.6(a)(v)
Copyrights	Definition of Intellectual Property
D&O Indemnified Party	Section 6.11(a)
D&O Tail	Section 6.11(b)
Debt Financing Documents	Section 6.21(c)
Definitive Debt Financing Agreements	Section 6.21(c)
DGCL	Recitals
Earnout Period	Section 3.6(a)
Effective Time	Section 3.1
Enforceability Exceptions	Section 4.1(b)
Exchange Agent	Section 3.8(a)
Exchange Fund	Section 3.8(a)
Excluded Share	Section 3.7(b)(iii)
Fifth Level Contingent Consideration	Section 3.6(a)(v)
Fifth Triggering Event	Section 3.6(a)(v)
First Level Contingent Consideration	Section 3.6(a)(i)
First Triggering Event	Section 3.6(a)(i)
Fourth Level Contingent Consideration	Section 3.6(a)(iv)
Fourth Triggering Event	Section 3.6(a)(iv)
GHV	Preamble
GHV A Shares	Recitals
GHV Balance Sheet Date	Section 5.6
GHV Board	Recitals
GHV Board Recommendation	Section 6.5(g)
GHV Class F Conversion	Section 3.7(a)
GHV Closing Shares	Section 2.2
GHV Employees	Section 5.13(a)
GHV Financial Statements	Section 5.5(a)
GHV Intervening Event Notice	Section 6.5(h)
GHV Intervening Event Notice Period	Section 6.5(h)
GHV Material Contracts	Section 5.12
GHV Stockholder Approval	Recitals
GHV Stockholders	Recitals
GHV Stockholders' Meeting	Section 6.5(a)
GHV Stock Redemption	Section 6.5(a)
GHV Warrants	Recitals
Insider Letters	Section 6.24
Insiders	Section 6.24
Intended Tax Treatment	Section 6.13(e)(i)
Interim Period	Section 6.1
Key Customer	Section 4.9(a)(ii)

Defined Term	Section
Key Supplier	Section 4.9(a)(i)
Letter of Transmittal	Section 3.8(b)
Licensed Business Intellectual Property	Section 4.14(c)
MergeCo	Preamble
Merger	Recitals
Non-Redemption Requirement	Section 6.24
Outside Date	Section 8.1(d)
Party and Parties	Preamble
Patents	Definition of Intellectual Property
PCAOB Financials	Section 6.3
PIPE Investment	Recitals
PIPE Investment Amount	Recitals
PIPE Investors	Recitals
Pre-Closing Restructuring	Section 6.17
Product	Section 4.24(a)
Proxy Statement/Prospectus	Section 6.5(a)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	Section 6.5(a)
Required Debt Financing Terms	Section 6.21(c)
Rule 144A/Reg S Offering	Section 6.21(a)
SEC Reports	Section 5.5(a)
Second Level Contingent Consideration	Section 3.6(a)(ii)
Second Triggering Event	Section 3.6(a)(ii)
Shareholders Agreement	Recitals
Shares	Recitals
Shares Issuance to GHV Stockholders	Section 3.7(b)(i)
Sponsor	Recitals
Subscription Agreement	Recitals
Surviving Corporation	Recitals
Surviving Provisions	Section 8.2
Tax Claim	Section 6.13(d)(iii)
Tax Officer's Certificates	Section 6.13(f)
Terminating Ardagh Breach	Section 8.1(b)
Terminating GHV Breach	Section 8.1(c)
Third Level Contingent Consideration	Section 3.6(a)(iii)
Third Triggering Event	Section 3.6(a)(iii)
Trade Secrets	Definition of Intellectual Property
Triggering Event	Section 3.6(a)(v)
Trust Account	Section 5.9
Trust Agreement	Section 5.9
Trustee	Section 5.9
Warrant Assignment, Assumption and Amendment Agreement	Section 3.10

        Section 1.2    Construction.

        (a)   All the agreements (including this Agreement), documents or instruments herein defined (excluding any agreements, documents or instruments disclosed in the Disclosure Schedules) mean such agreements, documents or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof. The headings preceding the text of Articles and Sections included herein are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender, or the singular or plural form of words, herein shall not limit any provision of this Agreement. The use of the terms "including" or "include" shall in all cases herein mean "including, without limitation" or "include, without limitation," respectively. Reference to any Person includes such Person's successors and permitted assigns. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, from time to time, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Unless otherwise specified, references to Articles, Sections, clauses, Exhibits or Annexes shall refer to the Articles, Sections, clauses, Exhibits or Annexes to this Agreement, and any references to a clause shall, unless otherwise identified, refer to the appropriate clause within the same Section or sub-Section in which such reference occurs. The use of the terms "hereunder", "hereof", "hereto" and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of or Exhibit or Annex to this Agreement. References to amounts of currency are references to United States Dollars unless otherwise indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. The words "made available," "provided" or "delivered" to a Party, or similar formulations, means that such materials were (i) provided by electronic transmission directly to a Party's legal counsel or financial advisors prior to such time or (ii) if applicable, available to such Party (without material redactions) in the electronic data room hosted by the providing Party in connection with the Transactions no later than two (2) calendar days prior to the date of this Agreement (and continuously available to such Party and its legal counsel and financial advisors through the date hereof). Where the context permits, the word "or" shall mean "and/or." Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person. References to "manager" shall refer to any individual holding a position equivalent to the position of "director" in a Luxembourg company.

        (b)   Notwithstanding anything to the contrary contained in the Ardagh Disclosure Schedule or GHV Disclosure Schedule, in this Agreement or in the Related Agreements, the information and disclosures contained in any Section of the Ardagh Disclosure Schedule or GHV Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Ardagh Disclosure Schedule or GHV Disclosure Schedule, as applicable, as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent on the face of such information or disclosure, without reference to additional documents or information. Certain items and matters are listed in the Ardagh Disclosure Schedule or GHV Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. No reference to, or disclosure of, any item or matter in any Section of the Ardagh Disclosure Schedule or GHV Disclosure Schedule shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in the Ardagh Disclosure Schedule or GHV Disclosure Schedule, as applicable. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any contract or Law shall be construed as an admission or indication to any third party that a breach or violation exists or has actually occurred.

        (c)   The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

 ARTICLE II
THE CLOSING TRANSACTIONS

        Section 2.1    Closing.     Upon the terms and subject to the conditions set forth in this Agreement, the consummation of the PIPE Investment and the Merger (the "Closing") shall take place remotely by electronic exchange of executed documents, at a time and date to be specified in writing by the Parties, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the "Closing Date"). For accounting purposes, the Closing shall be deemed to have occurred at 12:01 a.m., Central European Time, on the Closing Date.

        Section 2.2    GHV Financing Certificate.     No later than two (2) Business Days prior to the Closing Date, GHV shall deliver to Ardagh written notice setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the GHV Stock Redemption; (b) the amount of GHV Available Cash as of the Closing; (c) GHV's Transaction Expenses as of the Closing; and (d) the number of GHV A Shares to be outstanding immediately prior to the Closing after giving effect to the cancellation of the shares of GHV Class F Common Stock as described in Section 5.4(a) and the GHV Stock Redemption, but excluding the Excluded Shares (the "GHV Closing Shares").

        Section 2.3    Deliveries at Closing.

        (a)   Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Ardagh shall deliver to GHV:

            (i)  a counterpart (or counterparts) to each of the Related Agreements to be entered into by AMPSA, Ardagh or any of their respective Subsidiaries, duly executed by AMPSA, Ardagh and their respective Subsidiaries, as applicable;

           (ii)  evidence of the consummation of the Debt Financing, together with copies of documentation executed by the lenders or other creditors (or their duly authorized agent or representative, on their behalf) of the Ardagh Existing Indebtedness, evidencing (A) the release of all guarantees of the Ardagh Existing Indebtedness by the AMP Entities and the termination of all other obligations and liabilities of the AMP Entities in respect thereof and (B) the release of all liens, Encumbrances and other security interests granted by the AMP Entities, or otherwise on the assets of the AMP Entities or the AMP Business, securing the Ardagh Existing Indebtedness or guarantees or other obligations or liabilities with respect thereto, in each case, in form and substance reasonably acceptable to GHV;

          (iii)  a copy of the amended articles of association of AMPSA in the form attached as Exhibit G; and

          (iv)  such other documents or certificates as shall be reasonably determined by GHV and its counsel to be required in order to consummate the Transactions.

        (b)   Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, GHV shall deliver to Ardagh:

            (i)  a counterpart (or counterparts) to each of the Related Agreements to be entered into by GHV or the Sponsor, duly executed by GHV and the Sponsor, as applicable;

           (ii)  a copy of the Certificate of Merger, duly executed by GHV;

          (iii)  resignations of the directors and officers of GHV, to be effective as of, and conditioned upon, the Closing; and

          (iv)  such other documents or certificates as shall be reasonably determined by Ardagh and its counsel to be required in order to consummate the Transactions.

        Section 2.4    Closing Transactions.     At the Closing, the Parties shall cause the consummation of the following transactions upon the terms and subject to the conditions of this Agreement:

        (a)   the PIPE Investment Amount shall be paid by the PIPE Investors to AMPSA;

        (b)   AMPSA shall issue 60,000,000 Shares to the PIPE Investors in accordance with the Subscription Agreements, such issuance of Shares shall be resolved by the AMPSA Board (within the limits and conditions set forth under the articles of association of AMPSA) and the register of shareholders of AMPSA shall be updated accordingly;

        (c)   GHV shall make any payments to the GHV Stockholders required to be made by GHV in connection with the GHV Stock Redemption;

        (d)   the certificate of merger with respect to the Merger (the "Certificate of Merger") shall be filed with the Secretary of State of the State of Delaware;

        (e)   AMPSA shall issue the Shares to be exchanged for the GHV Closing Shares and deposit (or cause to be deposited) such Shares with the Exchange Agent, such Shares being paid up as a matter of the 1915 Law by the contribution in kind to AMPSA of the GHV Closing Shares; and

        (f)    AMPSA shall pay the AMPSA Promissory Note by wire transfer of immediately available funds to the Ardagh Bank Account; provided that if the sum of the PIPE Investment and the GHV Closing Cash Amount is less than $1,085,000,000, AMPSA shall issue to Ardagh a number of Shares equal to the amount of such deficit divided by $10 (rounded to the nearest whole number) (the "Ardagh Closing Shares").

        Section 2.5    Capitalization.     After giving effect to the Transactions, immediately following the Closing, the equity capital structure of AMPSA shall be as set forth on Annex A.

        Section 2.6    Withholding.     Notwithstanding anything in this Agreement to the contrary, (a) AMPSA shall be entitled to deduct and withhold (i) from cash issued as consideration in the AMP Transfer, (ii) from the GHV Merger Consideration issued in the Merger, and (iii) from any other consideration it issues in connection with this Agreement, such amounts as it is required to deduct and withhold with respect to the payment of such consideration pursuant to any applicable provision of U.S. federal, state, local or non-U.S. Tax law, and (b) any other party making payments pursuant to this Agreement and the AMP Transfer shall be entitled to deduct and withhold from such payments such amounts as it is required to deduct and withhold pursuant to any applicable provision of U.S. federal, state, local or non-U.S. Tax law; provided that in each case of clause (a) and (b), the Parties shall cooperate and use reasonable best efforts to reduce, minimize or eliminate any applicable withholding to the extent reasonably permitted under applicable Tax law. Without limiting the foregoing, AMPSA may give effect to withholding hereunder by withholding any consideration issued in the form of Shares or other consideration issued in kind, and then selling such portion of such Shares or other consideration issued in kind as it may determine and using the proceeds thereof to satisfy applicable withholding obligations and remitting such proceeds to applicable Taxing Authorities. To the extent that amounts are deducted or withheld under this Section 2.6, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been issued or paid to the person in respect of which such deduction and withholding was made, and AMPSA or any other person deducting or withholding amounts hereunder shall disburse such deducted or withheld amounts to the applicable Taxing Authorities in accordance with applicable laws.

ARTICLE III
THE MERGER

        Section 3.1    Effective Time.     Subject to the terms and subject to the conditions of this Agreement, on the Closing Date GHV and MergeCo shall cause the Merger to be consummated by filing the

Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by Ardagh and GHV and specified in the Certificate of Merger, being the "Effective Time").

        Section 3.2    The Merger.     At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, MergeCo and GHV shall consummate the Merger, pursuant to which MergeCo shall be merged with and into GHV, following which the separate corporate existence of MergeCo shall cease and GHV shall continue as the Surviving Corporation after the Merger and as a direct, wholly-owned subsidiary of AMPSA.

        Section 3.3    Effect of the Merger.     At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of MergeCo and GHV shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of MergeCo and GHV set forth in this Agreement to be performed after the Effective Time. For purposes of the 1915 Law a contribution-in-kind of the GHV Closing Shares shall be made to AMPSA by or on behalf of the GHV Stockholders, in connection with the Merger against issue of the GHV Shares Consideration upon a share capital increase realized by AMPSA by virtue of the foregoing.

        Section 3.4    Governing Documents.     At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of MergeCo as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "Ardagh MP USA Inc."

        Section 3.5    Directors and Officers.

        (a)   Immediately after the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of MergeCo immediately prior to the Effective Time.

        (b)   The Parties shall cause the directors and officers of AMPSA immediately following the Effective Time to be comprised of the individuals set forth on Annex E, each to hold office in accordance with the Organizational Documents of AMPSA.

        Section 3.6    Earnout Shares.

        (a)   During the five (5)-year period from the one hundred and eightieth (180th) day following the Closing (the "Earnout Period"), AMPSA shall, upon the occurrence of any Triggering Event (as defined below), issue additional Shares to Ardagh (subject to any adjustments pursuant to Section 3.6(d)) as follows:

            (i)  12,146,000 Shares (the "First Level Contingent Consideration") if the AMPSA VWAP is greater than or equal to $13.00 over any ten (10) trading days within any thirty (30) trading day period during the Earnout Period (the "First Triggering Event");

           (ii)  12,146,000 Shares (the "Second Level Contingent Consideration") if the AMPSA VWAP is greater than or equal to $15.00 over any ten (10) trading days within any thirty (30) trading day period during the Earnout Period (the "Second Triggering Event");

          (iii)  12,146,000 Shares (the "Third Level Contingent Consideration") if the AMPSA VWAP is greater than or equal to $16.50 over any ten (10) trading days within any thirty (30) trading day period during the Earnout Period (the "Third Triggering Event");

          (iv)  12,146,000 Shares (the "Fourth Level Contingent Consideration") if the AMPSA VWAP is greater than or equal to $18.00 over any ten (10) trading days within any thirty (30) trading day period during the Earnout Period (the "Fourth Triggering Event"); and

           (v)  12,146,000 Shares (the "Fifth Level Contingent Consideration" and, together with the First Level Contingent Consideration, the Second Level Contingent Consideration, the Third Level Contingent Consideration and the Fourth Level Contingent Consideration, the "Contingent Consideration") if the AMPSA VWAP is greater than or equal to $19.50 over any ten (10) trading days within any thirty (30) trading day period during the Earnout Period (the "Fifth Triggering Event" and, each of it and the First Triggering Event, the Second Triggering Event, the Third Triggering Event and the Fourth Triggering Event, a "Triggering Event").

        (b)   Within five (5) Business Days after the occurrence of a Triggering Event, if at all, AMPSA shall issue or cause to be issued to Ardagh the applicable Contingent Consideration. Each tranche of Contingent Consideration in respect of a Triggering Event shall be paid only once, if at all; provided that the achievement of any higher level Triggering Event shall also cause any applicable lower level Triggering Event to be achieved, to the extent not previously achieved; provided, further, that for the avoidance of doubt, Ardagh shall not, subject to Section 3.6(d), be entitled to receive more than 60,730,000 Shares pursuant to this Section 3.6.

        (c)   If a Change of Control of AMPSA occurs during the Earnout Period that reflects a per Share price equal to or in excess of any applicable AMPSA VWAP required in connection with a Triggering Event, then, immediately prior to the consummation of such Change of Control, any Triggering Event with an AMPSA VWAP equal to or less than the per Share price with respect to the Change of Control of AMPSA that has not been previously achieved shall be deemed to be achieved and AMPSA shall issue or cause to be issued to Ardagh the applicable Contingent Consideration. For the purposes of this Agreement, a "Change of Control" shall be deemed to occur with respect to AMPSA upon:

            (i)  a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of the AMP Entities, taken as a whole;

           (ii)  a merger, consolidation or other business combination of AMPSA resulting in any Person or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) (other than Ardagh) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of AMPSA or the surviving Person outstanding immediately after such combination; or

          (iii)  any Person or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) (other than Ardagh) obtaining beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of the voting stock of AMPSA representing more than fifty percent (50%) of the voting power of the capital stock of AMPSA entitled to vote for the election of directors of AMPSA.

        (d)   The Contingent Consideration and the AMPSA VWAP shall be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares (rounded to the nearest whole number), occurring on or after the date of this Agreement and prior to the time the applicable Contingent Consideration is delivered to Ardagh (i.e., the Contingent Consideration and AMPSA VWAP shall only be so adjusted with respect to tranches of such Contingent Consideration that, as of the date of such change, have not yet been issued to Ardagh).

        (e)   AMPSA shall, at all times, keep available for issuance a sufficient number of unissued Shares to permit AMPSA to satisfy its issuance obligations set forth in Section 3.6(a) and shall take all actions required to increase the authorized number of Shares if at any time there shall be insufficient unissued

Shares to permit such reservation. AMPSA shall take such reasonable actions as are requested by Ardagh to evidence the issuances of Shares pursuant to this Section 3.6 and, if requested, through the delivery of duly and validly executed certificates or instruments representing the applicable portion of the Contingent Consideration.

        Section 3.7    Treatment of GHV Capital Stock in the Merger.

        (a)   Immediately prior to the Effective Time, each share of GHV Class F Common Stock then issued and outstanding (which shall not include the 3,281,250 shares of GHV Class F Common Stock canceled as described in Section 5.4(a)) shall automatically be converted into and exchanged for a number of validly issued, fully paid and nonassessable GHV A Shares equal to the GHV Class F Conversion Ratio (the "GHV Class F Conversion");

        (b)   Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of GHV, MergeCo, AMPSA, Ardagh or the holders of any of the following securities:

            (i)  each of the GHV Closing Shares shall be exchanged with AMPSA for one (1) validly issued, fully paid and nonassessable Share in accordance with Section 251(b)(5) of the DGCL, which exchange for purposes of the 1915 Law shall constitute a contribution-in-kind, to be reported on by a réviseur d'entreprises agréé, of such GHV Closing Shares from the Exchange Agent on behalf of the GHV Stockholders, as detailed in Section 3.8, to AMPSA in exchange for the Shares, upon a share capital increase realized by AMPSA in the context of the Merger, it being noted that such share capital increase of AMPSA and the issuance of the Shares shall be resolved by the AMPSA Board (within the limits and conditions set forth under the articles of association of AMPSA) and the shareholder register of AMPSA shall be updated accordingly and, following such resolution by the AMPSA Board, a representative of the AMPSA Board shall appear within thirty (30) days of the Closing Date, in front of a Luxembourg notary to record the capital increase and the issuance of the Shares in a constat d'augmentation de capital (the "Shares Issuance to GHV Stockholders"), which Shares AMPSA shall cause to be delivered in accordance with its obligations set forth in Section 2.4(e) and Section 3.8;

           (ii)  upon the Shares Issuance to GHV Stockholders, all the GHV Closing Shares shall cease to be outstanding, shall be cancelled and shall cease to exist and (A) each certificate formerly representing the GHV Closing Shares and (B) each book-entry account formerly representing any uncertificated the GHV Closing Shares shall thereafter, in case of both (A) and (B), only represent the right to receive the GHV Shares Consideration;

          (iii)  each share of GHV Common Stock held in GHV's treasury or owned by MergeCo immediately prior to the Effective Time (each an "Excluded Share") shall, by virtue of the Merger and without any further action on the part of GHV, MergeCo, AMPSA or Ardagh, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist; and

          (iv)  each share of common stock, par value $0.0001 per share, of MergeCo issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

        Section 3.8    Exchange of Certificates.

        (a)    Exchange Agent.     On the Closing Date and upon the Effective Time, in accordance with Section 3.7(b)(i), AMPSA shall issue, and shall deposit with a bank or trust company that shall be designated by GHV and is reasonably satisfactory to Ardagh (the "Exchange Agent"), for the benefit of the holders of the GHV Closing Shares, for exchange in accordance with this Section 3.8, the number of Shares (in uncertificated form or book-entry form) sufficient to deliver the GHV Shares Consideration (the "Exchange Fund"). AMPSA shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver the GHV Shares Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by this Section 3.8, the Exchange Fund shall not be used for any other purpose.

        (b)    Exchange Procedures.     As promptly as practicable after the Effective Time, AMPSA shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of record of the GHV Closing Shares entitled to receive the GHV Shares Consideration pursuant to Section 3.7(b) a letter of transmittal, which shall be in a form reasonably acceptable to GHV and Ardagh (the "Letter of Transmittal"), along with instructions for use in effecting the surrender of the certificates evidencing such GHV A Shares (collectively, the "Certificates") pursuant to the Letter of Transmittal. Within five (5) Business Days after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefor, and AMPSA shall cause the Exchange Agent to deliver, the applicable GHV Shares Consideration, and the Certificates so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.8, each Certificate entitled to receive a portion of the GHV Shares Consideration in accordance with Section 3.7(b) shall be deemed at all times after the Effective Time, as the case may be, to represent only the right to receive upon such surrender the GHV Shares Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.7(b).

        (c)   The GHV Shares Consideration delivered upon the exchange of the GHV Closing Shares in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such GHV Closing Shares.

        (d)   Adjustments to GHV Shares Consideration. The GHV Shares Consideration shall be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to GHV Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

        (e)    Termination of Exchange Fund.     Any portion of the Exchange Fund that remains unclaimed by the holders of GHV A Shares with respect to the GHV Shares Consideration for six (6) months after the Effective Time shall be delivered to AMPSA, and any holders of the GHV Closing Shares who have not theretofore complied with this Section 3.8 shall thereafter look only to AMPSA for the GHV Shares Consideration. Any portion of the Exchange Fund with respect to the GHV Shares Consideration remaining unclaimed by holders of the GHV Closing Shares, as may be applicable, as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of AMPSA free and clear of any claims or interest of any person previously entitled thereto.

        (f)    No Liability.     None of the Exchange Agent, GHV, AMPSA, the Surviving Corporation or any of their respective Affiliates shall be liable to any holder of GHV Common Stock for any such GHV Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.8.

        (g)    Fractional Shares.     Notwithstanding any other provision of this Agreement, no fractional Shares will be issued, and any GHV Stockholder otherwise entitled to receive a fractional Share but for this Section 3.8(g) (after aggregating all fractional Shares that otherwise would be received by such GHV Stockholder) shall be entitled to receive in lieu of such fractional Share: (i) one Share if the aggregate amount of the fractional Share such GHV Stockholder would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no Share if the aggregate amount of the fractional Share such GHV Stockholder would otherwise be entitled to is less than 0.50.

        (h)    Lost Certificates.     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, the GHV Shares Consideration, as the case may be, that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.7(b).

        Section 3.9    Stock Transfer Books.     At the Effective Time, following the recordation of the Transactions in the share records of AMPSA, the stock transfer books of GHV shall be closed and there shall be no further registration of transfers of GHV Common Stock thereafter on the records of GHV. From and after the Effective Time, the holders of Certificates representing GHV Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such GHV Common Stock, except as otherwise provided in this Agreement (including the right to receive Shares pursuant to the terms and subject to the conditions of this Agreement) or by applicable Law. On or after the Effective Time, any Certificates validly presented to the Exchange Agent or AMPSA shall be converted into the right to receive the GHV Shares Consideration in accordance with the provisions of Section 3.7(b).

        Section 3.10    GHV Warrants.     At the Effective Time, each GHV Warrant that is outstanding immediately prior to the Effective Time shall, pursuant to the GHV Warrant Agreement, cease to represent a right to acquire the number of GHV A Shares set forth in such GHV Warrant and shall be converted in accordance with the terms of such GHV Warrant Agreement, at the Effective Time, into a right to acquire that number of Shares equal to the number of GHV A Shares set forth in such GHV Warrant (an "AMPSA Warrant" and collectively, the "AMPSA Warrants") on substantially the same terms as were in effect immediately prior to the Effective Time under the terms of the GHV Warrant Agreement. The Parties shall take all lawful action to effect the aforesaid provisions of this Section 3.10, including entering into, together with the warrant agent under the GHV Warrant Agreement, the Warrant Assignment, Assumption and Amendment Agreement substantially in the form attached hereto as Exhibit F (the "Warrant Assignment, Assumption and Amendment Agreement").

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ARDAGH

        Except as set forth in the Ardagh Disclosure Schedules, Ardagh represents and warrants to GHV as follows as of the date of this Agreement and as of the Closing Date (provided that representations that by their terms speak specifically as of the date of this Agreement or another date, shall be deemed given as of such date):

        Section 4.1    Organization and Authority.

        (a)   Each of Ardagh, AMPSA and MergeCo is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization (to the extent such concepts are recognized under applicable Law). Each of Ardagh, AMPSA and MergeCo has all requisite power and authority to conduct its respective business as it is now being conducted and, if applicable, to own, lease and operate its property and assets, except where the failure to have such power and authority would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole. Each of Ardagh, AMPSA and MergeCo has all requisite corporate or limited liability company power and authority to enter into this Agreement and each of the Related Agreements to which it is a party, and, following receipt of the MergeCo Stockholder Approval, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each of Ardagh, AMPSA and MergeCo is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business requires such licensing or qualification, except to the extent that the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole. Ardagh has made available to GHV true, correct and complete copies of the Organizational Documents of each of Ardagh, AMPSA and MergeCo as in effect on the date of this Agreement.

        (b)   The execution and delivery of this Agreement and each of the Related Agreements to which it is a party by Ardagh, AMPSA or MergeCo, the performance by Ardagh, AMPSA or MergeCo of its obligations hereunder and thereunder and the consummation by Ardagh, AMPSA or MergeCo of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Ardagh, AMPSA or MergeCo, as applicable, including receipt of any necessary board, manager, member, stockholder or similar approvals, subject to the receipt of MergeCo Stockholder Approval. Other than the receipt of the MergeCo Stockholder Approval, no other action on the part of Ardagh, AMPSA or MergeCo (or any of the stockholders or other equityholders of any such Person) is necessary to authorize this Agreement and the Related Agreements to which Ardagh, AMPSA or MergeCo is a party or the consummation of the Transactions. This Agreement has been, and upon their execution and delivery each of the Related Agreements to which Ardagh, AMPSA or MergeCo is a party shall have been, duly executed and delivered by it, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and upon their execution the Related Agreements to which Ardagh, AMPSA or MergeCo is a party shall constitute, subject only to the receipt of MergeCo Stockholder Approval, the legal, valid and binding obligations of Ardagh, AMPSA or MergeCo, as applicable, enforceable against it in accordance with their respective terms, except as the enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors' rights generally or applicable equitable principles (whether considered in a proceeding at law or in equity) (the "Enforceability Exceptions").

        Section 4.2    Noncontravention.     The execution, delivery and performance by Ardagh, AMPSA and MergeCo of this Agreement and each of the Related Agreements to which Ardagh, AMPSA or MergeCo is party, and the consummation of the Transactions by Ardagh, AMPSA or MergeCo, do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of Ardagh, AMPSA and MergeCo; (b) assuming that all applicable Regulatory Approvals have been obtained, contravene, conflict with or violate any Law or Governmental Order applicable to the AMP Business, or to Ardagh, AMPSA or MergeCo or any of their respective properties or assets; (c) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any AMP Material Contract or Permit, or any Ardagh Existing Indebtedness; or (d) otherwise result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the material properties or assets of the AMP Business, except in the case of clauses (b), (c) and (d) for any such breaches, violations, defaults, rights or Encumbrances as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole.

        Section 4.3    Governmental Authorities; Consents.     Except (a) for the Regulatory Approvals, (b) the recording of the issuance of Shares in a constat d'augmentation de capital passed by a Luxembourg notary and the subsequent registration of such capital increase with the Luxembourg Registre de Commerce et des Sociétés and (c) as may be necessary as a result of any facts or circumstances relating solely to GHV, no consent, waiver, authorization, license or approval of, action by, filing with or notification to any Governmental Authority is required for the consummation by Ardagh, AMPSA or

MergeCo (or any AMP Entity) of the Transactions or the execution, delivery and performance of this Agreement and the Related Agreements to which they are a party, except where the failure to obtain such consent, waiver, authorization, license, approval or action or to make such filing or notification would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole.

        Section 4.4    Capitalization.

        (a)   A true, correct and complete list of the AMP Entities, together with the jurisdiction of organization or incorporation of each AMP Entity and a description of the capitalization of each such AMP Entity and the names of the record owners of all securities and other equity interests in each AMP Entity, in each case, as of the date of this Agreement, is set forth on Section 4.4 of the Ardagh Disclosure Schedule. Each AMP Entity has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the requisite corporate or entity power and authority to own, lease or operate its assets and to conduct its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole. Each AMP Entity is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities requires it to be so licensed or qualified and in good standing, as applicable, except where the failure to be so licensed or qualified, would not have an AMP Material Adverse Effect. All of the issued and outstanding equity or other ownership interests of the AMP Entities have been issued in all material respects with the applicable Organizational Documents of each AMP Entity and with applicable Law, and have not been issued in violation of any preemptive or similar rights. All of the issued and outstanding equity or other ownership interests of the AMP Entities are owned, directly or indirectly, by Ardagh free and clear of all Encumbrances other than Permitted Encumbrances and, as of the Closing, all of the issued and outstanding equity or other ownership interests of the AMP Entities (other than AMPSA) will be owned, directly or indirectly, by AMPSA, free and clear of all Encumbrances other than Permitted Encumbrances. Ardagh has made available to GHV true, correct and complete copies of the Organizational Documents of each AMP Entity as in effect on the date of this Agreement.

        (b)   As of the date hereof, the authorized share capital of AMPSA consists of 100,000,000,000 Shares, of which 3,000,000 Shares are outstanding, and Ardagh is the sole record and beneficial holder of such Shares. The Shares and AMPSA Warrants constituting the GHV Merger Consideration shall be duly and validly issued, fully paid and nonassessable, and each such Share and AMPSA Warrant to be issued as part of the GHV Merger Consideration shall be issued in compliance with in all material respects with the AMPSA Organizational Documents and applicable Law, free and clear of all Encumbrances, other than those imposed under applicable Securities Laws or any of the Related Agreements. Except as expressly contemplated by this Agreement and the Related Agreements, (i) there are no other options, warrants, preemptive rights, calls, convertible securities, conversion rights, exchange rights, subscription rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of AMPSA or obligating AMPSA to issue or sell, or otherwise cause to become outstanding, any shares of capital stock of, or other equity interests in, AMPSA, (ii) AMPSA is not a party to, or otherwise bound by, and AMPSA has not granted, any equity appreciation rights, participations, phantom equity, incentive equity or similar rights and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other similar agreements with respect to the voting or transfer of the Shares or any of the equity interests or other securities of AMPSA.

        (c)   All of the issued and outstanding capital stock of MergeCo is, and immediately prior to the Effective Time will be owned, directly or indirectly, by AMPSA. MergeCo was formed solely for the purpose of entering into the Transactions and, since the date of its formation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

        Section 4.5    Financial Statements.

        (a)   The AMP Consolidated Financial Statements (i) have been prepared from the books and records of Ardagh and are complete and accurate; (ii) present fairly, in all material respects, the state and the financial position of the AMP Business as at the dates thereof and the results of operations and cash flows for the periods then ended and (iii) have been prepared in accordance with IFRS (including the principles, requirements and, if applicable, exemptions available thereunder, applicable to AMPSA as a first time adopter of IFRS), subject, in each case, to the AMP Consolidated Financial Statements being prepared and presented on a "carve-out" basis from the consolidated financial statements of Ardagh. True, correct and complete copies of the AMP Consolidated Financial Statements are set forth on Section 4.5 of the Ardagh Disclosure Schedule.

        (b)   The PCAOB Financials, when delivered in accordance with Section 6.3 shall (i) have been prepared from the books and records of Ardagh and be complete and accurate, (ii) present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the AMP Business as of the dates and for the periods indicated, and (iii) have been audited in accordance with the auditing standards of the PCAOB applicable to carve-out financial statements.

        (c)   Ardagh and the AMP Entities have established and maintain a system of internal accounting controls that are sufficient to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements of Ardagh (to the extent relevant to the preparation of the AMP Consolidated Financial Statements and the PCAOB Financials) and the AMP Entities for external purposes in accordance with IFRS. None of Ardagh or any AMP Entity has identified or been made aware of any fraud, whether or not material, that involves the management or other employees of Ardagh or any AMP Entity that have a significant role in Ardagh's (to the extent related to the AMP Business) or any AMP Entity's internal control over financial reporting or any claim or allegation regarding any of the foregoing.

        Section 4.6    Undisclosed Liabilities.     Except for Liabilities incurred in the ordinary course of business consistent with past practice after December 31, 2020 (the "AMP Balance Sheet Date"), neither the AMP Business nor any AMP Entity has any Liabilities that would be required to be reflected or reserved against in a combined balance sheet of the AMP Entities prepared in accordance with IFRS, except, in each case, those which would not have an AMP Material Adverse Effect.

        Section 4.7    Actions.     No Action by or against Ardagh or its Affiliates (to the extent related to the AMP Business) or any AMP Entity is pending or, to the Knowledge of Ardagh, threatened, challenging the legality, validity or enforceability of this Agreement or the consummation of the Transactions. There is no Action pending or, to the Knowledge of Ardagh, threatened in writing against (and there are no outstanding Governmental Orders with respect to) Ardagh or its Affiliates (to the extent related to the AMP Business), any AMP Entity or any of their respective properties or assets, or, to the Knowledge of Ardagh, against any of their respective directors, managers or officers, by or before any Governmental Authority or by any third party, other than such Actions or Governmental Orders as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole. There is no pending or, to the Knowledge of Ardagh, threatened (in writing) audit, examination or investigation by any Governmental Authority against Ardagh or any of its Affiliates (to the extent related to the AMP Business) or any AMP Entity, or any of their respective directors, officers, properties or assets, other than any such audit, examination or investigation as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole. There are no material pending or threatened (in writing) Actions by Ardagh or its Affiliates (to the extent related to the AMP Business) or any AMP Entity against any third party, and there are no settlements or similar agreements that impose any material ongoing obligations or restrictions on the AMP Business or any AMP Entity.

        Section 4.8    Compliance with Laws; Permits.

        (a)   Neither Ardagh nor any of its Affiliates are, or for the past three (3) years has been, in violation of any Laws applicable to any AMP Entity or the conduct of the AMP Business, except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole. During the past three (3) years, (i) no event has occurred and, to the Knowledge of Ardagh, no condition or circumstance exists, that would reasonably be expected, with or without notice or the lapse of time or both, to constitute, or result in, directly or indirectly, a default under, a breach or violation in any material respect of, or a failure to comply in any material respect with, any applicable Laws by any AMP Entity or any AMP Business Employee, or by Ardagh or any of its Affiliates (other than any AMP Entity) or any employee thereof solely with respect to the AMP Business, (ii) no AMP Entity has been, and none of Ardagh or any of its other Affiliates has been (in each case, solely with respect to the AMP Business), sanctioned, fined or penalized for any violation of or failure to comply with any applicable Law, and (iii) no AMP Entity has received, and none of Ardagh or any of its other Affiliates has received (with respect to the AMP Business), any written or, to the Knowledge of Ardagh, other notice from any Governmental Authority alleging a violation of any applicable Law by any such Person, which, individually or in the aggregate, would be material to the AMP Business or the AMP Entities, taken as a whole.

        (b)   The AMP Entities hold all Permits necessary under applicable Laws for the conduct of the AMP Business as currently conducted and to own, lease and operate the properties of the AMP Business (which Permits are valid and in full force and effect) and are, and for the past three (3) years have been, in compliance with the terms of such Permits, except for such failure or noncompliance which, individually or in the aggregate, would not be material to the AMP Business or the AMP Entities, taken as a whole. No Action is pending or, to the Knowledge of Ardagh, threatened in writing, seeking the revocation, cancellation, suspension or adverse modification of any such Permit.

        Section 4.9    Material Contracts.

        (a)   Section 4.9 of the Ardagh Disclosure Schedule contains a true, complete and correct list, as of the date of this Agreement, of each of the following Contracts to which any AMP Entity is party or by which any AMP Entity is, or by which any of the assets or properties of any AMP Entity or otherwise used in the AMP Business are, bound or subject, excluding any Plan and the Ardagh Existing Indebtedness (the "AMP Material Contracts"):

            (i)  all Contracts (or series of related Contracts) for the purchase of equipment, materials, products, supplies or services by any AMP Entity or in respect of the AMP Business (each such counterparty to such Contracts, a "Key Supplier") that involved payments in excess of $25,000,000 in the aggregate during the year ended December 31, 2020 (or are expected to involve payments in excess of such amount during fiscal year 2021), other than individual purchase orders made in the ordinary course of business pursuant to any such Contract;

           (ii)  all Contracts (or series of related Contracts) with a customer (each, a "Key Customer") of any AMP Entity or in respect of the AMP Business that generated revenues of more than $25,000,000 in the aggregate during the year ended December 31, 2020 (or is expected to involve revenues in excess of such amount during fiscal year 2021);

          (iii)  all Contracts (including any mortgages, deeds of trusts, indentures, guarantees, loans or credit agreements and security agreements) relating to existing Indebtedness in excess of $10,000,000, other than, in each case, (A) Permitted Encumbrances and (B) intercompany Indebtedness;

          (iv)  all partnership, joint venture, strategic alliance or similar arrangements or Contracts with a third party or providing for the sharing of any revenue or profits;

           (v)  all Business IP Agreements;

          (vi)  the AMP Leases;

         (vii)  any Contract under which there has been an advance or loan to or guarantee in respect of any other Person which amount is in excess of $10,000,000 in the aggregate;

        (viii)  any Contract under which any AMP Entity has continuing material indemnification obligations to any Person, or under which any AMP Entity has, or is required to, assume or guarantee any material Liability of any Person, in each case, whether contingent or otherwise, other than Contracts with customers entered into in the ordinary course of business;

          (ix)  any Contract (A) relating to the acquisition or disposition of any business (whether by merger, sale of stock or other equity interests, sale of assets or otherwise), under which the AMP Business or any AMP Entity has any obligation with respect to any "earn-out," deferred or contingent purchase price, or other similar contingent obligations, or (B) imposing material obligations on any AMP Entity under any conditional sale or title retention provisions;

           (x)  any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock or other equity interests, sale of assets or otherwise) or any material assets or real property, in each case, other than acquisitions or dispositions of equipment, materials, supplies, inventory or products in the ordinary course of business consistent with past practice and other than any Contract pursuant to which no party thereto has any outstanding obligation (including indemnification obligations or purchase price adjustments), contingent or otherwise;

          (xi)  all Contracts (A) that contain exclusivity obligations that are material to the AMP Business, (B) that restrict the ability of the AMP Entities to conduct their business in any material respect or (C) that limit, or purport to limit, in any material respect, the ability of the AMP Entities or the AMP Business to compete or do business with any Person or in any geographic area, to engage in any line of business, or to solicit customers or employees;

         (xii)  any Contract (A) containing any "most favored nation" (or similar pricing provision) in favor of any third party or (B) containing any grant of preferential rights to purchase or lease any asset of the AMP Business or the AMP Entities; and

        (xiii)  any Contract or arrangement providing for the securitization of any receivables related to the AMP Business.

        (b)   Each AMP Material Contract (i) is valid and binding on, and enforceable against, Ardagh or the AMP Entity party or subject thereto, and, to the Knowledge of Ardagh, the other parties thereto, and is in full force and effect; and (ii) upon consummation of the Transactions, except to the extent that any consents set forth in Section 4.2(c) of the Ardagh Disclosure Schedule are not obtained or such AMP Material Contract has expired in accordance with its terms, shall continue in full force and effect in accordance with its terms. Each of Ardagh and the AMP Entities have, as applicable, performed in all material respects the obligations required to be performed by it under each AMP Material Contract, have not committed any material breach or default thereunder and, to the Knowledge of Ardagh, the counterparties thereto have not committed any material breach of, and are not in default under, any AMP Material Contract, and, as of the date hereof, no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by Ardagh or the AMP Entity party, or, to the Knowledge of Ardagh, the counterparties thereto. Ardagh has made available to GHV true, correct and complete copies of each written AMP Material Contract.

        (c)   No Key Customer, Key Supplier or counterparty to any of the AMP Material Contracts has notified Ardagh or any of its Subsidiaries (including the AMP Entities) of any intention to terminate or materially alter its relationship with the AMP Business. There are no disputes or grievances pending or, to the Knowledge of Ardagh as of the date hereof, threatened in writing involving any AMP Entity, or Ardagh or any of its other Subsidiaries (in each case, to the extent related to the AMP Business), on the one hand, and any Key Customer, Key Supplier or counterparty to any AMP Material Contract, on the other hand.

        Section 4.10    Real Property.

        (a)   Section 4.10(a) of the Ardagh Disclosure Schedule lists each parcel of Owned Real Property (other than warehouses that are not material to the AMP Business). The applicable AMP Entities set forth on Section 4.10(a) of the Ardagh Disclosure Schedule have valid title in fee simple to the Owned Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), and except for Encumbrances that secure the Ardagh Existing Indebtedness that will be discharged by Ardagh at or prior to the Closing. Prior to the date of this Agreement, Ardagh has made available to GHV true, correct and complete copies of each deed (or applicable non-U.S. equivalent evidence of title) for the Owned Real Property and all material title insurance policies and surveys relating to Owned Real Property to the extent in Ardagh's or any of its Subsidiaries' possession or control. Neither Ardagh nor any of its Subsidiaries (including any AMP Entity) has leased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer, rights of first refusal or other rights in favor of any Person (other than any other AMP Entity) to purchase such Owned Real Property, any portion thereof or any interest therein.

        (b)   Section 4.10(b) of the Ardagh Disclosure Schedule lists each of the leases (other than warehousing leases), subleases, licenses or any other Contract relating to the Leased Real Property (the "AMP Leases"), true, correct and complete copies of which have been made available to GHV. One of the AMP Entities has a valid, binding and enforceable leasehold interest in, and enjoys peaceful and undisturbed possession of, all Leased Real Property.

        (c)   The Owned Real Property and the Leased Real Property, together with the rights granted or services to be provided by Ardagh and its Subsidiaries to the AMP Entities pursuant to the Services Agreement, constitute all of the interests in real property owned, leased or licensed by the AMP Entities (or otherwise with respect to the AMP Business) and which are necessary for the continued operation of the AMP Business as currently conducted.

        (d)   There is no pending or, to the Knowledge of Ardagh, threatened in writing, (i) appropriation, condemnation or like proceeding or order materially affecting the Owned Real Property, the Leased Real Property or any part thereof, or affecting the quiet use and enjoyment thereof, or (ii) sale or other disposition of any Owned Real Property, any Leased Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing use by the AMP Entities thereof.

        (e)   All improvements and fixtures, and building equipment and machinery having an individual book value as of the date hereof of at least $5,000,000 or that are otherwise material to the AMP Business located on the Owned Real Property, and all improvements and fixtures, and building equipment and machinery having an individual book value as of the date hereof of at least $5,000,000 or that are otherwise material to the AMP Business located on the Leased Real Property, if any, are in good working order and repair (subject to ordinary wear and tear), and except for any defects that would not impair the use of such improvements, fixtures, building equipment or machinery.

        Section 4.11    Employee Benefits.

        (a)   Section 4.11(a) of the Ardagh Disclosure Schedule lists each material AMP Business Plan. With respect to each material AMP Business Plan, Ardagh has furnished or made available (or, solely with respect to AMP Business Plans covering primarily employees in Europe as soon as practicable following the date hereof (and in all cases prior to the Closing) will furnish or make available) to GHV, to the extent applicable: (i) a current, true, complete and accurate copy of the plan document or a summary thereof and any amendments thereto; (ii) the most recent summary plan description as well as any subsequent summary of material modifications thereof; (iii) any funding arrangement or contract (including any trust agreement or annuity contract); (iv) the most recent annual reports, including non-discrimination testing results, financial statements and actuarial valuations (the most recent three (3) years for financial statements and actuarial valuations for defined benefit and retiree benefit plans); (v) a copy of any material filing with or report to any Governmental Authority for the most recent completed plan year, including Form 5500s and attachments; (vi) the most recent determination letter or other proof of registration or good standing received from the applicable Taxing Authority or other Governmental Authority; (vii) a copy of the latest account statement reflecting AMP Business Plan assets; and (viii) any material non-routine written communications with respect to any AMP Business Plan from any Governmental Authority. Neither the execution or delivery of this Agreement or the Related Agreements nor the consummation of the Transactions shall result in a limitation or restriction on the right to merge, amend or terminate any AMP Business Plan.

        (b)   Except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole: (i) each of the AMP Business Plans has been established, operated, administered and maintained in compliance in accordance with its terms and all applicable Laws, (ii) all contributions and payments due and payable under an AMP Business Plan have been accrued for or paid in full when and as required to be paid pursuant to the terms of any such AMP Business Plan, (iii) there are no Actions, investigations or audits pending, or, to the Knowledge of Ardagh, threatened (in writing), by any party, including any Governmental Authority, relating to any AMP Business Plan, other than routine claims for benefits, and, to the Knowledge of Ardagh, no fact or event exists that would give rise to any such Action, investigation or audit, and (iv) each material report required to be filed with a Governmental Authority with respect to any AMP Business Plan is filed with the applicable Governmental Authority.

        (c)   Except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole: (i) each AMP Business Plan required to be registered with a Governmental Authority has been registered and has been maintained in good standing with applicable regulatory authorities; (ii) each AMP Business Plan that is intended to be qualified under applicable Tax Laws is so qualified, to the extent applicable, and has, to the extent applicable, received a favorable determination or opinion letter from the applicable Government Authority and, to the Knowledge of Ardagh, no event has occurred that adversely affects the qualified status of any such AMP Business Plan; (iii) each AMP Business Plan that is a pension plan or otherwise provides for post-employment or retirement payments or benefits is (A) funded through insurance or book reserve established for such AMP Business Plan, together with any accrued contributions, to the extent sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in any such AMP Business Plan according to the actuarial assumptions and valuations most recently used in accordance with applicable Laws to determine employer contributions to such AMP Business Plan, or (B) funded in compliance with the minimum applicable regulatory funding objectives, and there has been no determination that any such plan is expected to be terminated; (iv) all pension payments made pursuant to an AMP Business Plan that are subject to adjustment in accordance with § 16 of the German Company Pension Act (Betriebsrentengesetz) have been adjusted in accordance therewith; and (v) no warning notice has been issued by the UK Pensions Regulator in relation to the use of its powers under sections 38 to 51 of the UK Pensions Act 2004 in relation to any AMP Business Plan and, to the Knowledge of Ardagh, there is no reason to reasonably expect such a notice may be issued.
        (d)   Except as set forth in Section 4.11(d) of the Ardagh Disclosure Schedule, none of AMPSA nor any of its ERISA Affiliates sponsor, maintain, participate in, contribute to or is obligated to contribute to or in the past six (6) years has sponsored, maintained, participated in, contributed to or was obligated to contribute to a Plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, including any multiemployer plan (within the meaning of Section 3(37) of

ERISA), or is a "multiple employer plan" as defined in Section 413(c) of the U.S. Code or a "multiple employer welfare arrangement" within the meaning of 3(40) of ERISA with respect to AMP Business Employees and there has been no non-exempt "prohibited transaction" (and none would reasonably be expected to occur as a result of the Transactions) within the meaning of Section 4975(c) of the Code or Section 406 of ERISA involving the assets of any AMP Business Plan. No AMP Business Plan provides for post-termination or post-retirement health, medical or life insurance benefits for the benefit of any current or former director, manager, officer, consultant or employee of the AMP Business, including any AMP Business Employee, or his or her dependents or beneficiaries, except as may be required by applicable Law at the expense of such individual.

        (e)   Neither the execution, delivery or performance of this Agreement or the Related Agreements nor the consummation of the Transactions (either alone or in combination with another event) would, (i) result in any payment or benefit not otherwise due becoming due to any of the current or former director, manager, officer, consultant or employee of the AMP Business, including any AMP Business Employee; (ii) result in the acceleration, vesting, funding or creation of any rights of any current or former director, manager, officer, consultant or employee of the AMP Business, including any AMP Business Employee, under any AMP Business Plan; (iii) increase any amount of compensation or benefits payable to any current or former director, manager, officer, consultant, employee of the AMP Business, including any AMP Business Employees; or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code or that would be subject to an excise tax under Section 4999 of the Code. None of the AMP Entities has any obligation to gross-up, indemnify or otherwise reimburse any current or former director, manager, officer, consultant or employee of the AMP Business, including any AMP Business Employee, for any Taxes incurred by such current or former director, manager, officer, consultant, employee or contractor of the AMP Business or AMP Business Employee or any interest or penalty related thereto.

        (f)    As of the date of this Agreement, no material action has been taken or is expected to be taken by Ardagh or any of its Subsidiaries in respect of any AMP Business Employee or such individuals' compensation or benefits, in each case, in response to the COVID-19 pandemic.

        Section 4.12    Labor and Employment.

        (a)   Section 4.12(a) of the Ardagh Disclosure Schedule lists the material Collective Bargaining Agreements covering any AMP Business Employee, together with all material amendments, modifications or supplements thereto, and each such Collective Bargaining Agreement is in full force and effect, and neither the execution nor delivery of this Agreement or the Related Agreements nor the consummation of the Transactions shall constitute a termination event thereunder. To the Knowledge of Ardagh, there is no organizational effort currently being made, or threatened (in writing) by, or on behalf of any Employee Representative Body to organize any AMP Business Employees other than ordinary course activity related to Collective Bargaining Agreements covering AMP Business Employees. Except as set forth in Section 4.12(a) of the Ardagh Disclosure Schedule, the consent of, consultation of, rendering of formal advice by, issuance of notice to, or making of any filing with, any Employee Representative Body or any Governmental Authority is not required for Ardagh to enter into this Agreement or to consummate the Transactions. There is no pending or, to the Knowledge of Ardagh, threatened (in writing) strike, slowdown, work stoppage, lockout or, as of the date hereof, any material labor dispute or other material collective bargaining dispute with respect to the AMP Business.

        (b)   Except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole, Ardagh and its Affiliates are, and for the past three (3) years have been, in compliance with all applicable Laws pertaining to the employment of AMP Business Employees and the services of any independent contractors or consultants to the AMP Business, and neither Ardagh nor any of its Affiliates (in each case, solely to the extent related to the AMP Business)

has incurred any material Liability under any applicable Law regarding notice to or consultation with employees regarding terminations in connection with reductions in force that remains unsatisfied. There has been no "mass layoff" or "plant closing" (as defined by the U.S. Worker Adjustment and Retraining Notification Act) by Ardagh or any of its Affiliates (solely to the extent related to the AMP Business) within the prior six (6) months, and neither Ardagh nor any of its Affiliates have been required to notify any Governmental Authority in respect of any redundancies related to the AMP Business within the prior six (6) months.

        (c)   Except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole, there are no (i) complaints, charges, or claims against Ardagh or any of its Affiliates concerning any AMP Business Employee or former employee of the AMP Business pending with any Governmental Authority or, to the Knowledge of Ardagh as of the date hereof, threatened (in writing) to be filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by Ardagh or any of its Affiliates of any such individual, (ii) judgments, consent decrees or arbitration awards that impose continuing remedial obligations or otherwise limit or affect the ability of Ardagh or any of its Affiliates (solely to the extent related to the AMP Business) or any AMP Entity to manage the AMP Business Employees or the other service providers or job applicants of the AMP Business, or (iii) claims, actions, complaints, or other grievances currently pending or, to the Knowledge of Ardagh as of the date hereof, threatened (in writing), settled or otherwise resolved in the past three (3) years relating to sexual harassment, discrimination, or retaliation involving or relating to one or more current or former employees, independent contractors, consultants, or any other service providers of the AMP Business.

        Section 4.13    Taxes.

        (a)   All material Tax Returns required to have been filed by or with respect to the AMP Entities and the AMP Business have been timely filed (taking into account any valid extension of time to file granted or obtained) and such Tax Returns are true, correct and complete in all material respects.

        (b)   All material amounts of Taxes owed by the AMP Entities (whether or not shown on any Tax Return) have been fully and timely paid other than Taxes which are not yet due and payable and which have been adequately accrued and reserved in accordance with GAAP or IFRS, as applicable. Since the date of the most recent AMP Consolidated Financial Statements, none of the AMP Entities have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

        (c)   There are no pending Actions against any AMP Entity for any material amount of Taxes, and no AMP Entity has received notice of any such Action in writing from any Taxing Authority that asserts any deficiency or claim for a material amount of Taxes against any AMP Entity, that has not been fully and timely paid, settled or adequately reserved in the most recent AMP Consolidated Financial Statements. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of any AMP Entity and no written request for any such waiver or extension is currently pending, other than, in each case, any such extensions or agreements entered into in the ordinary course of business.

        (d)   To the Knowledge of Ardagh as of the date hereof, no claim has been made within the prior three (3) years by any Taxing Authority in a jurisdiction where any of the AMP Entities do not file Tax Returns that any AMP Entity is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction.

        (e)   There are no Tax liens on any assets of any of the AMP Entities or the AMP Business (other than Permitted Liens).

        (f)    The AMP Entities have withheld and fully and timely paid to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld and paid by any such AMP Entity in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party, and have complied in all material respects with applicable Law with respect to such Taxes.

        (g)   None of the AMP Entities have constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the last two years prior to the date of this Agreement.

        (h)   Except as set forth in Section 4.13(h) of the Ardagh Disclosure Schedule, none of the AMP Entities have executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of federal, state, provincial or local Law, and none of the AMP Entities are subject to any private letter ruling of the IRS or comparable ruling of any other Taxing Authority.

        (i)    None of the AMP Entities will be required to include any amounts in income in, or exclude any items of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, provincial or local Law) as a result of a change in method of accounting occurring prior to the Closing; (ii) intercompany transactions or excess loss account described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, provincial or local Law) made or existing prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount received or deferred revenue realized prior to the Closing.

        (j)    None of the AMP Entities have elected the installment method for the payment of Taxes incurred pursuant to Section 965 of the Code.

        (k)   None of the AMP Entities has been a party to any "listed transaction" within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).

        (l)    None of the AMP Entities has any material liability for the Taxes of any Person (other than Ardagh and its Affiliates) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise.

        (m)  None of the AMP Entities is a party to, or bound by, any Tax allocation, Tax sharing or Tax indemnification agreement (other than customary provisions in agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

        (n)   To the Knowledge of Ardagh, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger, taken together with the PIPE Investment and all or a portion of the steps in the Pre-Closing Restructuring from qualifying for the Intended Tax Treatment.

        (o)   There is no plan or intention to dissolve or liquidate GHV (including a liquidation for Tax purposes) following the Transactions.

        (p)   Ardagh has made available to GHV true, correct and complete copies of all material income tax returns filed by or with respect to all AMP Entities for tax years ending on or after December 31, 2017.

        (q)   To the Knowledge of Ardagh as of the date hereof, none of the AMP Entities has been at any time during the five-year period ending on the Closing Date, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

        (r)   None of the AMP Entities currently expects to be or in prior taxable years has been a "passive foreign investment company" within the meaning of Section 1297(a) of the Code.

        (s)   Except as set forth in Section 4.13(s) of the Ardagh Disclosure Schedule, to the Knowledge of Ardagh as of the date hereof, there are no Ardagh Consolidated Groups that require by applicable Law an Ardagh/AMPSA Group Tax Return to be filed in a Post-Closing Tax Period.

        Section 4.14    Intellectual Property and Data Privacy.

        (a)   Except as would not be material to the AMP Business or the AMP Entities, taken as a whole, (i) each of Ardagh and its Affiliates (including each of the AMP Entities) takes and has taken commercially reasonable actions to maintain and protect the confidentiality of all Trade Secrets included in the Owned Intellectual Property and (ii) no such Trade Secret has been authorized to be disclosed or, to the Knowledge of Ardagh, has been actually disclosed by Ardagh or any of its Affiliates (including any of the AMP Entities) to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use thereof.

        (b)   Section 4.14(b) of the Ardagh Disclosure Schedule sets forth a list of all Registered Owned Intellectual Property as of the date hereof, after deeming the Pre-Closing Restructuring to be completed. For each item of such Intellectual Property, Section 4.14(b) of the Ardagh Disclosure Schedule includes, where applicable: (i) the current record owner; (ii) the jurisdiction where the application, registration or issuance is filed, registered or issued, respectively; (iii) the application, registration or issue number; and (iv) the application, registration or issue date.

        (c)   Except as would not be material to the AMP Business or the AMP Entities, taken as a whole, none of the Registered Owned Intellectual Property set forth or required to be set forth on Section 4.14(b) of the Ardagh Disclosure Schedule has lapsed, expired or been cancelled, abandoned or otherwise terminated and, to the Knowledge of Ardagh, all Registered Owned Intellectual Property is otherwise in full force and effect, valid and enforceable. Except as would not be material to the AMP Business or the AMP Entities, taken as a whole, (i) an AMP Entity is the sole and exclusive owner of each item of Owned Intellectual Property (including the Registered Owned Intellectual Property set forth or required to be set forth on Section 4.14(b) of the Ardagh Disclosure Schedule) and (ii) all Intellectual Property licensed to the AMP Business (the "Licensed Business Intellectual Property") is licensed to Ardagh, one of its Affiliates or an AMP Entity pursuant to a Contract, in each case of (i) and (ii), free and clear of all Encumbrances (other than Permitted Encumbrances). Immediately following the Pre-Closing Restructuring, except as would not be material to the AMP Business or the AMP Entities, taken as a whole, each of the AMP Entities will have continuing rights to use all Licensed Business Intellectual Property pursuant to Contracts free and clear of all Encumbrances (other than Permitted Encumbrances). Except as would not be material to the AMP Business or the AMP Entities, taken as a whole, neither Ardagh nor any of its Affiliates (other than the AMP Entities) owns any Intellectual Property exclusively used or exclusively held for use in the AMP Business.

        (d)   Except as would not be material to the AMP Business or the AMP Entities, taken as a whole, none of the conduct or operation of the AMP Business or any of the AMP Entities infringes, misappropriates, dilutes or otherwise violates, or has, in the past six (6) years (with respect to Patents) or in the past three (3) years (with respect to any other Intellectual Property), infringed, misappropriated, diluted or otherwise violated, any Copyrights or Trade Secrets of any other Person or, to the Knowledge of Ardagh, any other Intellectual Property of any other Person. There is no Action initiated by any other Person pending or, to the Knowledge of Ardagh, threatened against Ardagh or any of its Affiliates (including any of the AMP Entities) (i) alleging that the AMP Business or any of the AMP Entities infringes, misappropriates, dilutes or otherwise violates, or has infringed, misappropriated, diluted or otherwise violated, any Intellectual Property of any other Person, or (ii) challenging any of Ardagh's or any of its Affiliates' (including any of the AMP Entities') rights in or to any of the Owned Intellectual Property or Licensed Business Intellectual Property, or the validity or enforceability of any Owned Intellectual Property; provided, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to

Ardagh or any of its Affiliates (including any AMP Entity) shall be deemed to be "threatened" rather than "pending" for the purpose of this sentence. To the Knowledge of Ardagh, except as would not be material to the AMP Business or the AMP Entities, taken as a whole, no Person is engaging or has engaged in the past three (3) years, in any activity that infringes, misappropriates, dilutes or otherwise violates, any Owned Intellectual Property.

        (e)   Except as would not be material to the AMP Business, taken as a whole, (i) Ardagh and each of its Affiliates (including each of the AMP Entities) have executed written Contracts with each of their respective former and current employees, consultants and independent contractors who have contributed to the development of any Intellectual Property, pursuant to which each such Person has assigned to Ardagh, such AMP Entity or such other Affiliate, as applicable, all of such Person's rights, title and interest in and to all such Intellectual Property, in each case, as required to effectuate an assignment of such Intellectual Property under applicable Law and to the extent that ownership of such Intellectual Property did not vest automatically in Ardagh, such AMP Entity or such other Affiliate under applicable Law and (ii) to the Knowledge of Ardagh, no party thereto is in default or breach of any such Contract.

        (f)    Except as would not be material to the AMP Business, taken as a whole, (i) each of Ardagh and its Affiliates (solely with respect to the AMP Business) and each of the AMP Entities takes, and has taken in the past three (3) years, commercially reasonable steps to maintain and protect the performance, confidentiality, integrity and security of the Business Information Technology (and all software, information and data stored or contained therein or transmitted thereby), (ii) to the Knowledge of Ardagh, all Business Information Technology (A) performs in conformance with its documentation, (B) is free from any software defect and (C) does not contain any virus, software routine or hardware component designed to permit unauthorized access, (iii) to the Knowledge of Ardagh, there have been no security breaches or unauthorized use, access or intrusions of any Business Information Technology (or any software, information or data stored or contained therein or transmitted thereby), and (iv) there have been no outages of any Business Information Technology.

        (g)   Except as would not be material to the AMP Business, taken as a whole, each of the AMP Entities and, with respect to the AMP Business, Ardagh and each of its other Affiliates, and, to the Knowledge of Ardagh, any Person acting for or on behalf of any of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates, (i) complies, and has for the past three (3) years complied, with (A) all applicable Privacy Laws, (B) all of the policies and notices of each of the AMP Entities and, with respect to the AMP Business, Ardagh and each of its other Affiliates, regarding Personal Information, and (C) all of the contractual obligations of each of the AMP Entities and, with respect to the AMP Business, Ardagh and each of its other Affiliates, with respect to Personal Information, (ii) has implemented and, for the past three (3) years, maintained commercially reasonable (A) policies, procedures and systems for receiving and appropriately responding to requests from individuals concerning their Personal Information, and (B) technical and organizational safeguards to protect Personal Information and other confidential data in the possession or under the control of any of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates, against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (iii) has taken reasonable steps, including by entering into contractual provisions as required by applicable Law, to ensure that any third party with access to Personal Information collected by or on behalf of any of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates, has implemented and maintained the same.

        (h)   To the Knowledge of Ardagh, except as would not be material to the AMP Business, taken as a whole, as of the date of this Agreement, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of any of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates, or collected, used or processed by or on behalf of any of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates. None of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates, has provided or been legally required to provide any notices to any Person in connection with a disclosure of any Personal Information. None of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its other Affiliates, has received any written notice of any Action, investigation or inquiry initiated by any other Person pending or, to the Knowledge of Ardagh, threatened in writing (including notice from third parties acting on the behalf of any of the AMP Entities or, with respect to the AMP Business, Ardagh or any of its Affiliates) related to the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to any Personal Information. To the Knowledge of Ardagh, except as would not be material to the AMP Business, taken as a whole, as of the date of this Agreement, there are no facts or circumstances that would reasonably form the basis of any such notice or claim.

        Section 4.15    Insurance.     Except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole, (a) all insurance policies maintained or contributed to by, at the expense of or for the benefit of Ardagh or its Affiliates (in respect of or related to the AMP Business or the AMP Entities) (whether or not provided by a third party insurer, "captive" insurer or similar arrangement, collectively, the "AMP Insurance Policies"), are in full force and effect, (b) all premiums due with respect to all such AMP Insurance Policies have been paid in accordance with insurers premium payment terms, (c) there are no pending claims under any AMP Insurance Policies with respect to the AMP Business in respect of which coverage has been denied or disputed by any insurer, (d) neither Ardagh nor any of its Affiliates has received written or, to the Knowledge of Ardagh, other notice of any default or any adverse amendment, cancellation, non-renewal or termination (other than in connection with normal renewals) of any such AMP Insurance Policies, and (e) neither Ardagh nor any of its Affiliates has received any recommendation from any insurer under the AMP Insurance Policies that would require any material amount of capital expenditure in respect of the AMP Business in order to remediate. The AMP Insurance Policies cover all material insurable risks in respect of the AMP Business, and the coverage provided by the AMP Insurance Policies are usual and customary in amount and scope for the AMP Business as currently conducted and sufficient to comply with the insurance requirements required to be maintained pursuant to the AMP Material Contracts.

        Section 4.16    Absence of Changes.

        (a)   Since the AMP Balance Sheet Date, there has not occurred an AMP Material Adverse Effect.

        (b)   Without limiting the generality of Section 4.16(a), (i) except in connection with or in preparation for the Transactions, since the AMP Balance Sheet Date and through the date of this Agreement, the AMP Business has been conducted in the ordinary course of business consistent with past practice in all material respects, and (ii) since the AMP Balance Sheet Date, Ardagh has not, nor has any of its Affiliates, including any AMP Entity, taken any action that, if taken during the period from the date of this Agreement through the Closing, would require the consent of GHV pursuant to Section 6.1.

        Section 4.17    Interested Party Transactions.     Except for ordinary course employment arrangements and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business or pursuant to any Plan, and except for customary indemnity arrangements with officers and directors of the AMP Entities, no Affiliate, director, manager or officer or, to the Knowledge of Ardagh, employee of the AMP Business, has, directly or indirectly: (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that any AMP Entity furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any Person that purchases from or sells or furnishes to, any AMP Entity, any goods or services; (c) a beneficial interest in any AMP Material Contract; or (d) any contractual or other arrangement with any AMP Entity or otherwise with Ardagh or any of its Affiliates (in each case, solely to the extent related to the AMP Business); provided, that passive ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an "economic interest in any person" for purposes of this Section 4.17. Except as set forth in Section 4.17 of the Ardagh Disclosure Schedules and expense reimbursements or advances in the ordinary course of business or pursuant to customary indemnity arrangements with officers and directors of the AMP Entities, the AMP Entities have not (i) extended or maintained credit or renewed an extension of credit in the form of a personal loan to or for any director, manager, officer or employee of the AMP Business, (ii) materially modified any term of any such extension or maintenance of credit or (iii) to the Knowledge of Ardagh as of the date hereof, arranged for the extension of credit to or for any director, manager, officer, employee of the AMP Entities.

        Section 4.18    Anti-Corruption; Sanctions; Import and Export Control Laws.

        (a)   Ardagh and its Affiliates (in each case, solely with respect to the AMP Business) and the AMP Entities, their respective directors, managers, officers, employees and, to the Knowledge of Ardagh, their agents, any representative thereof and any other Person authorized to act for or on behalf of any of the foregoing are, and have been for the previous five (5) years, in material compliance with the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act, and all other anti-bribery and anti-corruption Laws maintained in any jurisdiction in which any of the AMP Entities does business or otherwise in which the AMP Business is conducted.

        (b)   Ardagh and its Affiliates (in each case, solely with respect to the AMP Business) and the AMP Entities are, and have been for the past five (5) years, in compliance with the Trade Laws and Sanctions, and have prepared and timely applied for all licenses required under the Trade Laws and Sanctions. There are no sanctions-related, export-related or import-related Actions pending or, to the Knowledge of Ardagh, threatened against Ardagh or any of its Affiliates (in each case, with respect to the AMP Business) or any AMP Entities or, to the Knowledge of Ardagh, any officer or director thereof (in his or her capacity as an officer or director) by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority.

        (c)   Except as would not, individually or in the aggregate, result in a material liability to the AMP Business or the AMP Entities, taken as a whole, Ardagh and the AMP Entities have accurately classified in accordance with applicable Trade Laws all items, products, technology, or software shipped, exported, released, transmitted, or transferred by Ardagh or any of its Affiliates (in each case, related to the AMP Business) or the AMP Entities from one country to another country.

        (d)   Ardagh and the AMP Entities have in all material respects accurately classified in accordance with applicable Trade Laws all items and products imported by Ardagh or any of its Affiliates (in each case, related to the AMP Business) or the AMP Entities into any jurisdiction where Ardagh, any of its Affiliates (in each case, related to the AMP Business) or the AMP Entities acts as the importer of record.

        (e)   None of Ardagh or any of its Affiliates (in each case, solely with respect to the AMP Business), or any of the AMP Entities, has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person. None of Ardagh or any of its Affiliates (in each case, with respect to the AMP Business), or any of the AMP Entities, or any director, manager, officer, employee or, to the Knowledge of Ardagh, agent, customer, or representative thereof (in each case with respect to the AMP Business) or any other Person authorized to act for or on behalf of any of the foregoing is a Sanctioned Person.

        Section 4.19    Proxy Statement/Prospectus and Registration Statement.     None of the information relating to Ardagh or its Affiliates supplied by Ardagh or its Affiliates in writing for inclusion in the Proxy Statement/Prospectus or Registration Statement will, as of the date the Registration Statement is declared effective, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the GHV Stockholders, at the time of the GHV Stockholders' Meeting, or at the Effective Time, contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that Ardagh and its Affiliates make no representation with respect to any forward-looking statements supplied by or on behalf of Ardagh or its Affiliates for inclusion in, or relating to information to be included in the Proxy Statement/Prospectus or Registration Statement.

        Section 4.20    Brokers' Fees.     Except for Citigroup Global Markets Inc. (whose fees shall constitute Transaction Expenses), no broker, finder or investment banker is entitled to, or will be entitled to, any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Ardagh or any of its Affiliates.

        Section 4.21    No Prior Operations of AMPSA or MergeCo.     Each of AMPSA and MergeCo was formed for the sole purposes of entering into this Agreement and the Related Agreements to which it is a party and engaging in the Transactions. Since the date of its respective organization or formation, neither AMPSA nor MergeCo has engaged in any business or activities whatsoever, nor incurred any liabilities, except in connection with this Agreement, the Related Agreements or in furtherance or in connection with the implementation of the Transactions.

        Section 4.22    Environmental Matters.     Except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole, (a) each of the AMP Entities is, and for the past three (3) years has been, in compliance with all applicable Environmental Laws; (b) the AMP Entities have obtained, currently maintain and are, and for the past three (3) years have been, in compliance with all Environmental Permits required under Environmental Laws for the conduct of the AMP Business and to occupy the Owned Real Property and Leased Real Property, and all such Environmental Permits are in full force and effect; (c) there are no Actions pursuant to Environmental Law pending or, to the Knowledge of Ardagh, threatened in writing against Ardagh or any of its Affiliates, including any AMP Entity, relating to or otherwise arising out of the AMP Business, the Owned Real Property or Leased Real Property or any facilities formerly owned or operated by the AMP Entities; (d) to the Knowledge of Ardagh, there has been no Release of any Hazardous Materials at, in, on or under any Owned Real Property or Leased Real Property by any AMP Entity or, to the Knowledge of Ardagh, any other Person, or during the period of any AMP Entity's ownership or operation thereof, at, in, on or under any facilities formerly owned or operated by the AMP Entities; and (e) Ardagh has made available to GHV true and complete copies (except to the extent indicated as modified or redacted) of all material Phase 1 or Phase 2 environmental site assessments that are in Ardagh's possession or control, were produced in the three (3) years prior to the date of this Agreement, and relate to the Owned Real Property or Leased Real Property.

        Section 4.23    Sufficiency of Assets.     On the Closing Date, the assets owned, leased or licensed by the AMP Entities, together with the rights granted or services to be provided by Ardagh and its Subsidiaries to the AMP Entities pursuant to the Services Agreement, will constitute all of the assets, rights, title, interest and properties that are necessary for the AMP Entities to operate the AMP Business substantially in the manner in which it is conducted on the date hereof and as it will be conducted as of immediately prior to the Closing. As of the Closing, the AMP Entities will own and have good and marketable title to, or a valid leasehold interest in or right to use, all of such assets or properties that are material tangible assets or personal property, free and clear of all Encumbrances (other than Permitted Encumbrances). All material tangible assets and personal property have been maintained in all material respects in accordance with generally accepted industry practice, and are in good working order and condition, ordinary wear and tear excepted, and except as would not, individually or in the aggregate, be material to the AMP Business or the AMP Entities, taken as a whole.

        Section 4.24    Product Liability; Product Warranties.

        (a)   Section 4.24(a) of the Ardagh Disclosure Schedule sets forth a true, correct and complete list of all material third-party product liability claims asserted against the AMP Entities or otherwise against Ardagh or any of its Affiliates (in each case, to the extent related to the AMP Business) over the past three (3) years. To the Knowledge of Ardagh, except as set forth on Section 4.24(a), (i) no AMP Entity has any material liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product designed, manufactured, maintained, delivered or sold by or on behalf of any AMP Entity or otherwise in respect of the AMP Business during the past three (3) years (each, a "Product"), and (ii) none of the AMP Entities has committed any act, or failed to commit any act, which would result in any material product liability or material liability for breach of warranty on the part of any AMP Entity with respect to the Products.

        (b)   All Products are processed, manufactured and marketed, in all material respects, in accordance with the specifications and standards (i) required by applicable Law and (ii) contained in customer Contracts. Except as set forth on Section 4.24(b) of the Ardagh Disclosure Schedule, during the past three (3) years, there have been no material warranty claims or voluntary or involuntary product recalls involving the Products.

        (c)   Except as set forth on Section 4.24(c) of the Ardagh Disclosure Schedule, during the past three (3) years, none of the AMP Entities or the AMP Business has been subject to a Governmental Authority shutdown or import or export prohibition or received any "warning letters" or "untitled letters" from any Governmental Authority or any written notice from any Governmental Authority alleging or asserting noncompliance, in any material respect, with any applicable Law related thereto, and, to the Knowledge of Ardagh, no Governmental Authority has threatened such action in writing.

        Section 4.25    Debt Financing.     FinanceCo has, as of the date of this Agreement, committed financing in the aggregate amount of $2,650,000,000 (the "Committed Debt Financing") pursuant to one or more executed commitment letters (the "Commitment Letter"), and one or more executed fee letters, in each case dated on or prior to the date of this Agreement, among one or more substantially wholly-owned Affiliates controlled by Ardagh (the "AMPSA Financing Parties") and the debt financing sources parties thereto (the "Commitment Debt Financing Sources"), copies of which have been provided to GHV, together with the related fee letter(s) (the "Commitment Financing Documents"). All conditions precedent to the funding of the Committed Debt Financing (the "Commitment Conditions Precedent") are set forth in the Commitment Financing Documents delivered to GHV. As of the date of this Agreement, (a) there are no conditions precedent related to the funding of the full amount of the Committed Debt Financing other than the Commitment Conditions Precedent expressly set forth in the Commitment Financing Documents delivered to GHV, and (b) there are no, and there are not contemplated to be any, agreements, side letters or arrangements relating to the Committed Debt Financing that would affect the availability or conditionality of the Committed Debt Financing other than the Commitment Financing Documents delivered to GHV. None of the Commitment Financing Documents have been amended, restated or otherwise modified or waived as of the date of this Agreement, and the respective commitments contained therein have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect as of the date of this Agreement. As of the date of this Agreement, each of the Commitment Financing Documents is in full force and effect and constitutes the legal, valid and binding obligations of the applicable AMPSA Financing Parties (subject to the Enforceability Exceptions), and to the Knowledge of Ardagh, each of the other parties thereto, and enforceable against the AMPSA Financing Parties, and, to the Knowledge of Ardagh, each of the other parties thereto, in accordance with its terms. As of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or prevent any of the Commitment Conditions Precedent from being satisfied, in each case on the part of the AMPSA Financing Parties, or, to the Knowledge of Ardagh, any other parties thereto, under the Commitment Financing Documents. As of the date of this Agreement, Ardagh does not have any reason to believe that any of the Commitment Conditions Precedent will not be satisfied, or that the Debt Financing (or any portion thereof) will be delayed or otherwise not be available to be funded to the applicable AMPSA Financing Parties. Ardagh has fully paid, or caused to be fully paid, all commitment fees and other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Committed Debt Financing.

        Section 4.26    No Other Representations or Warranties.

        (a)   Except for the representations and warranties contained in this Article IV, neither Ardagh nor any of its Affiliates is making, and expressly disclaims, any representation or warranty, express or implied, with respect to Ardagh, its Affiliates or the AMP Business or with respect to any other information provided, or made available, to GHV or any of its Affiliates or Representatives in connection with the Transactions, including information, documents, projections, forecasts or other material made available to GHV, its Affiliates or Representatives in any "data rooms," management presentations or otherwise in connection with the Transactions.

        (b)   Each of Ardagh, AMPSA and MergeCo acknowledges that it is not relying on, and that GHV and its Affiliates have not made, any representation or warranty except as specifically set forth in Article V.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF GHV

        Except as set forth on the GHV Disclosure Schedules or in the SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SEC Reports, but excluding disclosures referred to in "Forward Looking Statements", "Risk Factors" and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward looking statements), GHV represents and warrants to Ardagh as follows as of the date of this Agreement and as of the Closing Date (provided that representations that by their terms speak specifically as of the date of this Agreement or another date, shall be deemed given as of such date):

        Section 5.1    Organization and Authority.

        (a)   GHV is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. GHV has all requisite power and authority to conduct its business as it is now being conducted and, if applicable, to own, lease and operate its property and assets, except where the failure to have such power and authority would not have a GHV Material Adverse Effect. GHV has all requisite corporate power and authority to enter into this Agreement and each of the Related Agreements to which it is a party, and, following receipt of the GHV Stockholder Approval, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. GHV is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business requires such licensing or qualification, except to the extent that the failure to be so licensed, qualified or in good standing would not have a GHV Material Adverse Effect. GHV has made available to Ardagh true, correct and complete copies of the Organizational Documents of GHV as in effect on the date of this Agreement.

        (b)   The execution and delivery of this Agreement and each of the Related Agreements to which it is a party by GHV, the performance by GHV of its obligations hereunder and thereunder and the consummation by GHV of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of GHV, subject to the receipt of GHV Stockholder

Approval. Other than receipt of GHV Stockholder Approval, no other action on the part of GHV is necessary to authorize this Agreement and the Related Agreements to which GHV is a party or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and upon their execution and delivery each of the Related Agreements to which GHV is a party shall have been, duly executed and delivered by it, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and upon their execution the Related Agreements to which GHV is a party shall constitute, subject only to the receipt of GHV Stockholder Approval, the legal, valid and binding obligations of GHV, enforceable against it in accordance with their respective terms, except as the enforceability hereof may be limited by the Enforceability Exceptions.

        Section 5.2    Noncontravention.     The execution, delivery and performance by GHV of this Agreement and each of the Related Agreements to which GHV is party, and the consummation of the transactions contemplated hereby and thereby by GHV, subject to receipt of the GHV Stockholder Approval, do not and shall not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of GHV; (b) assuming that all applicable Regulatory Approvals have been obtained, contravene, conflict with or violate any Law or Governmental Order applicable to GHV; or (c) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any GHV Material Contract or Permit, except in the case of clauses (b) and (c) for any such breaches, defaults, loss of rights or benefits or Encumbrances as would not have a GHV Material Adverse Effect.

        Section 5.3    Governmental Authorities; Consents.     Except (a) for the Regulatory Approvals and (b) as may be necessary as a result of any facts or circumstances relating solely to Ardagh, no consent, waiver, authorization, license or approval of, action by, filing with or notification to any Governmental Authority is required for the consummation by GHV of the Transactions, except where the failure to obtain such consent, approval or action or to make such filing or notification would not have a GHV Material Adverse Effect.

        Section 5.4    Capitalization.

        (a)   The authorized capital stock of GHV consists of (i) 400,000,000 shares of GHV Class A Common Stock, (ii) 40,000,000 shares of GHV Class F Common Stock and (iii) 1,000,000 shares of GHV Preferred Stock. As of the date of this Agreement, there are (A) 52,500,000 shares of GHV Class A Common Stock issued and outstanding, (B) 13,125,000 shares of GHV Class F Common Stock issued and outstanding, and immediately prior to the GHV Class F Conversion, 3,281,250 shares of GHV Class F Common Stock will be canceled for no consideration, (C) no shares of GHV Preferred Stock issued and outstanding and (D) GHV Warrants to purchase 16,750,000 shares of GHV Class A Common Stock at a price of $11.50 per share. Except as expressly contemplated by this Agreement, there are no other shares of common stock, preferred stock or other equity interests of GHV authorized, reserved, issued (or planned to be issued) or outstanding.

        (b)   All of the outstanding shares of GHV capital stock (including any preferred stock and the GHV Warrants) have been duly authorized and are validly issued, fully paid and non-assessable and have been issued in accordance with all applicable Securities Laws. GHV does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the GHV Stockholders on any matter. No issued and outstanding shares of any of the capital stock of GHV are held in treasury.

        (c)   Except for the GHV Warrants or as otherwise expressly contemplated by this Agreement, there are no outstanding options, warrants, purchase rights, subscription rights, conversion rights,

exchange rights or other Contracts or commitments that would require GHV to issue, sell or otherwise cause to become outstanding any of its equity securities. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the equity securities of GHV. Except as set forth in the GHV Organizational Documents, there are no voting trusts or other agreements or understandings to which GHV is a party with respect to the voting of the capital stock or other equity interests of GHV.

        (d)   GHV does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in any corporation, partnership, joint venture, business association or other Person.

        Section 5.5    SEC Reports; Financial Statements.

        (a)   GHV has timely filed or furnished, as applicable, all required registration statements, reports, schedules, forms, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since August 5, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits or schedules thereto and any other information incorporated therein, the "SEC Reports"). GHV has made available to Ardagh true and correct copies of all amendments and modifications that have not been filed by GHV with the SEC to all agreements, documents and other instruments that were previously filed by GHV with the SEC and are currently in effect. Each of the SEC Reports at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply or, if amended, complied as of the date of the most recent amendment, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the SEC Reports in effect as of the respective dates thereof. None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SEC Reports. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports (the "GHV Financial Statements") complied or will comply, as the case may be, as to form in all material respects with the published rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof with respect thereto, were prepared or will be prepared, as the case may be, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position, results of operations and cash flows of GHV as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

        (b)   GHV has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to ensure that material information relating to GHV is made known to GHV's principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the Knowledge of GHV, such disclosure controls and procedures are effective in timely alerting GHV's principal executive officer and principal financial officer to material information required to be included in GHV's periodic reports required under the Exchange Act.

        (c)   GHV has established and maintained a system of internal controls and, to the Knowledge of GHV, such internal controls are sufficient to provide reasonable assurance regarding the reliability of

GHV's financial reporting and the preparation of the GHV Financial Statements for external purposes in accordance with GAAP.

        (d)   To the Knowledge of GHV, each director and executive officer of GHV has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

        Section 5.6    Undisclosed Liabilities.     Except for (a) Liabilities incurred in the ordinary course of business consistent with past practice after the date of GHV's balance sheet for the quarterly period ended December 31, 2020 (the "GHV Balance Sheet Date"), or (b) Liabilities reflected or reserved for in the SEC Reports, GHV does not have any Liabilities, except, in each case, those which would not have a GHV Material Adverse Effect.

        Section 5.7    Actions.     As of the date of this Agreement, no Action by or against GHV is pending or, to the Knowledge of GHV, threatened in writing, challenging the legality, validity or enforceability of this Agreement or the consummation of the Transactions. There is no Action pending or, to the Knowledge of GHV, threatened against (and there are no outstanding Governmental Orders with respect to) GHV by or before any Governmental Authority or by any third party, other than such Actions or Governmental Orders as would not have a GHV Material Adverse Effect.

        Section 5.8    Compliance with Laws; Permits.

        (a)   GHV is not in violation of any Laws applicable to the conduct of its business, except as would not have a GHV Material Adverse Effect; provided, however, that this Section 5.8 does not apply with respect to Taxes, which is exclusively the subject of the representations and warranties in Section 5.16.

        (b)   GHV holds all Permits necessary under applicable Laws for the conduct of its business as presently conducted (which Permits are in full force and effect) and is in compliance with the terms of such Permits, except where the failure to have or to be in compliance with such Permits would not have a GHV Material Adverse Effect. As of the date of this Agreement, no Action is pending or, to the Knowledge of GHV, threatened, seeking the revocation or cancellation of any such Permit relating to its business, except as would not have a GHV Material Adverse Effect.

        Section 5.9    Financial Ability; Trust Account.     There is at least $525,000,000 (less, as of the Closing, the amount payable pursuant to GHV Stock Redemption) invested in a trust account (the "Trust Account"), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the "Trustee"), pursuant to that certain Investment Management Trust Agreement, dated August 10, 2020, by and between GHV and the Trustee (the "Trust Agreement"). Prior to the Closing, none of the funds held in the Trust Account may be released, except in accordance with the Trust Agreement and GHV Organizational Documents. Amounts in the Trust Account are invested in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of one hundred and eighty (180) days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. GHV has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred that, with due notice or lapse of time or both, would constitute such a default thereunder. There are no claims or proceedings pending with respect to the Trust Account. Since August 5, 2020, GHV has not released any money from the Trust Account except as permitted pursuant to the Trust Agreement and the GHV Organizational Documents. As of the Closing, the obligations of GHV to dissolve or liquidate pursuant to the GHV Organizational Documents shall terminate, and as of the Closing, GHV shall have no obligation whatsoever pursuant to the GHV Organizational Documents to dissolve and liquidate the assets of GHV by reason of the consummation of the Transactions. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate or that would entitle any Person (other than pursuant to a GHV Stock Redemption, if any) to any portion of the proceeds in the Trust Account. There are no proceedings pending with or, to the Knowledge of GHV, threatened by any Governmental Authority with respect to the Trust Account.

        Section 5.10    Brokers' Fees; Transaction Expenses.

        (a)   Except as set forth on Section 5.10(a) of the GHV Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of GHV or any of its Affiliates. The fees of such brokers, finders or investment bankers set forth on Section 5.10(a) of the GHV Disclosure Schedule shall be the sole responsibility of GHV.

        (b)   Section 5.10(b) of the GHV Disclosure Schedule sets forth an estimate and description of the Transaction Expenses incurred by GHV to the date of this Agreement and GHV's good faith estimate of the Transaction Expenses to be incurred by GHV as of the Closing. Except as set forth on Section 5.10(b) of the GHV Disclosure Schedule and any Indebtedness expressly permitted to be incurred pursuant to Section 6.2(f), none of the GHV Transaction Expenses are expenses payable or liabilities in respect of or obligations to the Sponsor or any of its Affiliates.

        Section 5.11    Business Activities.     Since its incorporation, GHV has not conducted any business activities other than activities directed toward completing a Business Combination. Except as set forth in the GHV Organizational Documents, there is no agreement, commitment or Governmental Order binding upon GHV or to which GHV is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of GHV, other than such effects which would not have a GHV Material Adverse Effect.

        Section 5.12    Material Contracts.     Section 5.12 of the GHV Disclosure Schedule sets forth a true, correct and complete list of each "material contract" (as such term is defined in Regulation S-K of the SEC) to which GHV is party which is not included in the SEC Reports (the material contracts included in Section 5.12 of the GHV Disclosure Schedule and the SEC Reports, the "GHV Material Contracts"). Each GHV Material Contract is in full force and effect and, to the Knowledge of GHV, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by the Enforceability Exceptions. True, correct and complete copies of all GHV Material Contracts have been made available to Ardagh.

        Section 5.13    Employees.

        (a)   Other than as expressly described in the SEC Reports, GHV has no, and never had, any director, officer, employee or other individual service provider (collectively, "GHV Employees"). No GHV Employee is or has been covered by any Collective Bargaining Agreement nor is the consent of, consultation of, rendering of formal advice by, issuance of notice to, or making any filing with, any Employee Representative Body or any Governmental Authority required for GHV to enter into this Agreement or to consummate the Transactions. Other than reimbursement of any out-of-pocket expenses incurred by GHV's officers and directors in connection with activities on GHV's behalf in an aggregate amount not in excess of the amount of cash held by GHV outside of the Trust Account, GHV has no, and would not reasonably be expected to have any, unsatisfied Liability with respect to any GHV Employee.

        (b)   GHV has never sponsored, maintained or contributed, or been obligated to contribute to, any material Plan nor does GHV have or would reasonably be expected to have any Liability with respect to any material Plan. No Affiliate of GHV sponsors, maintains or contributes to any Plan for the benefit of any GHV Employee or his or her dependents or beneficiaries, including any material Plan that would provide for post-termination or post-retirement health, medical or life insurance benefits for the benefit of any GHV Employee. None of GHV nor any of its ERISA Affiliates sponsor, maintain, participate in, contribute to or is obligated to contribute to or in the past six (6) years has sponsored, maintained, participated in, contributed to or was obligated to contribute to a Plan that is subject to Title IV of ERISA or is a "multiple employer plan" as defined in Section 413(c) of the U.S. Code or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

        (c)   Neither the execution or delivery of this Agreement or the Related Agreements nor the consummation of the Transactions would reasonably be expected to (either alone or in combination with another event) result in: (i) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any GHV Employee; (ii) the acceleration of the time of payment or vesting of any payment or benefits with respect to any GHV Employee; or (iii) any funding of compensation or benefits under any Plan or to any GHV Employee. None of GHV nor any of its Affiliates has any obligation to gross-up, indemnify or otherwise reimburse any GHV Employee for any Taxes incurred by such GHV Employee or any interest or penalty related thereto.

        Section 5.14    Listing.     The GHV Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on Nasdaq under the symbol "GRSV". The GHV Warrants are listed on Nasdaq under the symbol "GRSVW". The GHV Units are listed on Nasdaq under the symbol "GRSVU". GHV has not received any oral or written notice that the GHV Class A Common Stock, the GHV Warrants or the GHV Units are ineligible or will become ineligible for listing on Nasdaq nor that the GHV Class A Common Stock, the GHV Warrants or GHV Units do not meet all requirements for the continuation of such listing. GHV has not taken any action that is intended to terminate the registration of the GHV Class A Common Stock, the GHV Warrants or GHV Units under the Exchange Act. GHV satisfies all of the requirements for the continued listing of the GHV Class A Common Stock, the GHV Warrants and the GHV Units on Nasdaq. GHV is in material compliance with all applicable Nasdaq listing and corporate governance rules.

        Section 5.15    Investment Company.     GHV is not an "investment company" within the meaning of the Investment Company Act.

        Section 5.16    Taxes.

        (a)   All material Tax Returns required to have been filed by or with respect to GHV have been timely filed (taking into account any valid extension of time to file granted or obtained) and such Tax Returns are true, correct and complete in all material respects.

        (b)   All material amounts of Taxes owed by GHV (whether or not shown on any Tax Return) have been fully and timely paid other than Taxes which are not yet due and payable and which have been adequately accrued and reserved in accordance with GAAP. Since the date of the most recent GHV Financial Statements, GHV has not incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

        (c)   There are no pending Actions against GHV for any material amount of Taxes, and GHV has not received notice of any such Action in writing from any Taxing Authority that asserts any deficiency or claim for a material amount of Taxes against GHV that has not been fully and timely paid, settled or adequately reserved in the most recent GHV Financial Statements.

        (d)   To the Knowledge of GHV as of the date hereof, no claim has been made within the prior three (3) years by any Taxing Authority in a jurisdiction where GHV does not file Tax Returns that GHV is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction.

        (e)   There are no Tax liens on any assets of GHV (other than Permitted Liens).

        (f)    GHV has withheld and fully and timely paid to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld and paid by GHV in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party, and have complied in all material respects with applicable Law with respect to such Taxes.

        (g)   GHV has not constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the last two years prior to the date of this Agreement.

        (h)   GHV has not executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of federal, state, provincial or local Law, and GHV is not subject to any private letter ruling of the IRS or comparable ruling of any other Taxing Authority.

        (i)    GHV will not be required to include any amounts in income in, or exclude any items of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, provincial or local Law) as a result of a change in method of accounting occurring prior to the Closing; (ii) intercompany transactions or excess loss account described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, provincial or local Law) made or existing prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount received or deferred revenue realized prior to the Closing.

        (j)    GHV has not elected the installment method for the payment of Taxes incurred pursuant to Section 965 of the Code.

        (k)   GHV has not been a party to any "listed transaction" within the meaning of U.S. Treasury Regulation Section 1.6011-4(b).

        (l)    GHV has no material liability for the Taxes of any Person under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract or otherwise.

        (m)  GHV is not a party to, or bound by, any Tax allocation, Tax sharing or Tax indemnification agreement (other than customary provisions in agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

        (n)   To the Knowledge of GHV, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Merger, taken together with the PIPE Investment and all or a portion of the steps in the Pre-Closing Restructuring from qualifying for the Intended Tax Treatment.

        Section 5.17    Proxy Statement/Prospectus and Registration Statement.     None of the information relating to GHV supplied by GHV in writing for inclusion in the Proxy Statement/Prospectus or Registration Statement will, as of the date the Registration Statement is declared effective, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the GHV Stockholders, at the time of the GHV Stockholders' Meeting, or at the Effective Time, contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that GHV and its Affiliates make no representation with respect to any forward-looking statements supplied by or on behalf of GHV or its Affiliates for inclusion in, or relating to information to be included in the Proxy Statement/Prospectus or Registration Statement.

        Section 5.18    Absence of Changes.

        (a)   Since the GHV Balance Sheet Date, there has not occurred a GHV Material Adverse Effect.

        (b)   Without limiting the generality of Section 5.18(a), (i) except in connection with or in preparation for the Transactions, since the GHV Balance Sheet Date and through the date of this Agreement, GHV has conducted its business in the ordinary course consistent with past practice in all material respects, and (ii) since the GHV Balance Sheet Date, GHV has not taken any action that, if taken during the period from the date of this Agreement through the Closing, would require the consent of Ardagh pursuant to Section 6.2.

        Section 5.19    No Other Representations or Warranties.

        (a)   Except for the representations and warranties contained in this Article V, neither GHV nor any of its Affiliates is making, and expressly disclaims, any representation or warranty, express or implied, with respect to GHV or its Affiliates or their respective businesses with respect to any other information provided, or made available, to Ardagh or any of its Affiliates or Representatives in connection with the Transactions, including information, documents, projections, forecasts or other material made available to Ardagh, its Affiliates or Representatives in any "data rooms," management presentations or otherwise in connection with the Transactions.

        (b)   GHV acknowledges that it is not relying on, and that Ardagh and its Affiliates have not made, any representation or warranty except as specifically set forth in Article IV.

ARTICLE VI
COVENANTS

        Section 6.1    Conduct of the AMP Business.     During the period commencing on the date of this Agreement and ending as of the earlier of (i) the termination of this Agreement in accordance with Article VIII, and (ii) the Closing (the "Interim Period"), except (A) as required by applicable Law, Governmental Order or other directive by a Governmental Authority (including any COVID-19 Measures), (B) as set forth on Section 6.1 of the Ardagh Disclosure Schedule, (C) for the Pre-Closing Restructuring, (D) as expressly contemplated by this Agreement or (E) with the prior written consent of GHV (such consent not to be unreasonably withheld, conditioned or delayed), Ardagh shall (solely with respect to the AMP Business), and shall cause the AMP Entities to:

        (a)   conduct the AMP Business in the ordinary course of business consistent with past practice in all material respects; provided, that, in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 or legal requirements related to COVID-19 (including any COVID-19 Measures), Ardagh and the AMP Entities shall not be deemed to be acting outside of the ordinary course of business, so long as such actions or omissions are reasonably designed to protect the health or welfare of employees, directors, officers or agents or to meet such legal requirements;

        (b)   not (i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, or (ii) effect any recapitalization, reclassification, split or other change in its capitalization, in each case, by or involving an AMP Entity;

        (c)   not grant, create, assume or otherwise incur any Encumbrance (other than a Permitted Encumbrance) on any assets of any AMP Entity or with respect to the AMP Business, other than in the ordinary course of business consistent with past practice or any Encumbrance that will be released in full on or prior to the Closing;

        (d)   not sell, transfer, assign, lease, sublease, license or otherwise dispose of any material assets (excluding Intellectual Property) of any AMP Entity or of the AMP Business, other than in the ordinary course of business consistent with past practice (which ordinary course of business consistent with past practice includes, for the avoidance of doubt, the financing or sale of accounts receivable in connection with any factoring or other supply chain financing arrangements of a type that have historically been entered into in the operation of the AMP Business);

        (e)   not (i) amend the Organizational Documents of any of the AMP Entities, (ii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding up of any of the AMP Entities, or (iii) form or establish a Subsidiary that would be an AMP Entity;

        (f)    not amend or make any changes to the accounting policies, methods, principles or practices of any AMP Entity or otherwise relating to the AMP Business, unless required by GAAP, IFRS or applicable Law;

        (g)   not authorize, issue, sell, convey, transfer, pledge, grant, redeem, repurchase or otherwise dispose of or acquire any shares of capital stock or other equity or ownership interests of any AMP Entity (or securities convertible into or exchangeable for any such equity or ownership interests), or any options, warrants, puts, calls, appreciation rights or units, phantom equity rights, or other similar rights with respect to or to purchase or subscribe for, equity or ownership interests of any AMP Entity, or permit any Encumbrances to be imposed on any such interests (other than any Encumbrance that will be released on or prior to the Closing);

        (h)   not incur, assume or guarantee any Indebtedness for borrowed money other than (i) in connection with the Debt Financing, (ii) Indebtedness that shall be repaid, settled, canceled or terminated prior to the Closing (iii) intercompany Indebtedness between AMP Entities, and (iv) to replace Indebtedness (on substantially similar terms) that is maturing, expiring or otherwise terminating;

        (i)    not (i) abandon, fail to maintain, sell, transfer, assign, license, cancel, allow to lapse or expire or otherwise dispose of any material Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or (ii) disclose any material Trade Secret included in the Owned Intellectual Property to any other Person (other than in the ordinary course of business to a Person bound by customary written confidentiality obligations);

        (j)    except as required under the terms of any Plan or Collective Bargaining Agreement as in effect on the date of this Agreement or applicable Law or as contemplated by this Agreement, not (i) enter into, adopt or amend any Plan that would be an AMP Business Plan if in effect on the date hereof, other than amendments that are generally applicable to employees of Ardagh and its Affiliates and do not disproportionately impact AMP Business Employees, (ii) increase the compensation and benefits provided to any AMP Business Employee or former employee of, or other current or former service provider (who is a natural person) to, the AMP Business, other than any AMP Business Employees with annual base salary or wages of less than $150,000, or (iii) terminate (other than for cause) any director or executive officer providing services primarily to the AMP Business, or give notice of any such action;

        (k)   not enter into or materially amend any Collective Bargaining Agreement (or enter into any other material commitment with any Employee Representative Body) covering any AMP Business Employee, except to renew or replace an existing Collective Bargaining Agreement on substantially similar terms or as required as a result of the Transactions or by Law;

        (l)    not (i) make, change or revoke any material Tax elections, (ii) change any method of Tax accounting, (iii) file any amended material Tax Return, (iv) enter into any closing agreement or similar agreement with respect to Taxes, or (v) settle or compromise any material Tax liability or surrender any right to claim a material Tax refund, offset or other reduction in a material Tax liability, in each case, unless otherwise required by applicable Law, except, in each case, in the ordinary course of business and not otherwise adverse to any AMP Entities or favor the Ardagh Entities as compared to the AMP Entities;

        (m)  not enter into any (i) material line of business or (ii) business that is unrelated to the AMP Business;

        (n)   not release, assign, compromise, settle or agree to settle any Action material to the AMP Entities or their respective properties or assets, or to the AMP Business, unless such Action or settlement is solely monetary in nature and involves payments of less than $1,000,000 in the aggregate; or

        (o)   not enter into an enforceable agreement, or otherwise agree or commit to do any of the foregoing.

        Nothing contained in this Agreement shall be construed to give to GHV or any of its Affiliates, directly or indirectly, rights to control or direct the operations of the AMP Business during the Interim Period.

        Section 6.2    Conduct of Business by GHV.     During the Interim Period, GHV shall not directly or indirectly, take any action that would reasonably be likely to materially delay or prevent the Transactions; and except as (i) required by applicable Law, (ii) set forth on Section 6.2 of the GHV Disclosure Schedule, (iii) expressly contemplated by this Agreement or

        (iv)  with the prior written consent of Ardagh (such consent not to be unreasonably withheld, conditioned or delayed), GHV shall not:

        (a)   amend the GHV Organizational Documents;

        (b)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than pursuant to the redemption rights provided in the GHV Organizational Documents;

        (c)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the GHV Common Stock or GHV Warrants, other than pursuant to the redemption rights provided in the GHV Organizational Documents;

        (d)   other than in connection with the Transactions, issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of GHV or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of GHV;

        (e)   acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets or enter into any strategic joint ventures, partnerships or alliances with any other person;

        (f)    incur any Indebtedness (other than Indebtedness, not to exceed $1,500,000, that is incurred by GHV and, to the extent outstanding as of the Closing Date, payable by AMPSA as a Transaction Expense);

        (g)   make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by GAAP or applicable Law;

        (h)   hire any Person; increase the compensation or benefits payable or to become payable to any GHV Employee or grant any equity or equity-based awards or awards with respect to the Transactions to any GHV Employee; or enter into or adopt any Plan or Collective Bargaining Agreement (or enter into any other material commitment with any Employee Representative Body);

        (i)    not (i) make, change or revoke any material Tax elections, (ii) change any method of Tax accounting, (iii) file any amended material Tax Return, (iv) enter into any closing agreement or similar agreement with respect to Taxes, or (v) settle or compromise any material Tax liability or surrender any right to claim a material Tax refund, offset or other reduction in a material Tax liability, in each case, unless otherwise required by applicable Law, except, in each case, in the ordinary course of business or not otherwise adverse to any AMP Entities;

        (j)    liquidate, dissolve, reorganize or otherwise wind up the business and operations of GHV;

        (k)   amend the Trust Agreement or any other agreement related to the Trust Account; or

        (l)    enter into any agreement or otherwise make a binding commitment to do any of the foregoing.

        Section 6.3    PCAOB Financials.     Ardagh shall deliver to GHV the combined income statements, statements of comprehensive income and statements of cash flows of the AMP Business for each of the years ended December 31, 2020, 2019 and 2018 and as at December 31, 2020, 2019, 2018 for the combined statements of financial position, which have been prepared on a carve-out basis from the consolidated financial statements of Ardagh to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for each of the years ended December 31, 2020, 2019 and 2018 and as at December 31, 2020, 2019, and 2018 (together with the notes, if any, relating thereto), audited in accordance with the auditing standards of the PCAOB applicable to carve-out financial statements (collectively, the "PCAOB Financials") as soon as reasonably practicable following the date hereof, but in any extent no later than February 28, 2021.

        Section 6.4    GHV Public Filings.

        (a)   During the Interim Period, GHV will keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed by GHV with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with applicable securities Laws (the "Additional SEC Reports"). All such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder and (ii) will not, at the time they are filed, or, if amended, as of the date of such amendment, contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. As used in this Section 6.4, the term "file" shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. Any Additional SEC Reports which discuss or refer to this Agreement or the Transactions, the contents of which are inconsistent with that of, or otherwise not disclosed in, any prior or contemporaneous press release or public announcement by Ardagh or GHV (or Affiliate thereof) in compliance with this Agreement shall be subject to the prior review and approval of Ardagh (which approval shall not to be unreasonably withheld, delayed or conditioned); provided in the case of a current report required to be filed by GHV or an Affiliate thereof on Form 8-K, GHV shall, prior to the filing of any such current report on Form 8-K, consult with Ardagh as to the timing and contents of such current report on Form 8-K, unless such consultation would not be reasonably feasible.

        (b)   During the Interim Period, GHV shall use its reasonable best efforts prior to the Merger to maintain the listing of the GHV Units, the GHV Common Stock and the GHV Warrants on Nasdaq.

        Section 6.5         Proxy Statement/Prospectus; Registration Statement.

        (a)   As promptly as practicable after the execution of this Agreement and the delivery of the PCAOB Financials, (i) GHV, Ardagh and AMPSA prepare and GHV shall file with the SEC the proxy statement/prospectus (as amended or supplemented from time to time, the "Proxy Statement/Prospectus") to be sent to the GHV Stockholders relating to the meeting of GHV Stockholders (the "GHV Stockholders' Meeting") for the purpose of soliciting proxies from GHV Stockholders for the matters to be acted upon at the GHV Stockholders' Meeting and providing the public stockholders an opportunity in accordance with GHV Organizational Documents to redeem their shares of GHV Common Stock (the "GHV Stock Redemption") in conjunction with the stockholder vote on the GHV Proposals and (ii) Ardagh, AMPSA and GHV shall prepare and AMPSA shall file with the SEC a registration statement on Form F-4 or such other applicable form as Ardagh and GHV may agree (as amended or supplemented from time to time, the "Registration Statement"), in which the Proxy Statement/Prospectus will be included, in connection with the registration under the Securities Act of the Shares and AMPSA Warrants to be issued in the Merger. Each Party shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, including providing any necessary opinions of counsel, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Ardagh, AMPSA and GHV shall furnish all information as may be reasonably requested by the others in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus. Ardagh and AMPSA also agree to use their respective reasonable best efforts to obtain all necessary Securities Law or "Blue Sky" permits and approvals required to carry out the Transactions, and GHV shall furnish all information concerning GHV as may be reasonably requested in connection with any such action; provided that without the prior written consent of GHV, neither Ardagh nor AMPSA shall use any such information for any purpose other than to obtain necessary Securities Law or "Blue Sky" permits and approvals.

        (b)   Promptly after the Registration Statement shall have become effective, GHV shall cause the Proxy Statement/Prospectus to be mailed to the GHV Stockholders. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by GHV, Ardagh or AMPSA without providing the other with a reasonable opportunity to review and comment thereon and each Party shall give reasonable and good faith consideration to any comments made by any other Party and their counsel. Each of GHV, Ardagh and AMPSA will be given a reasonable opportunity to participate in the response to any SEC comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with GHV, Ardagh or AMPSA or their counsel in any discussions or meetings with the SEC. GHV shall comply in all material respects with all applicable rules and regulations promulgated by the SEC, any applicable rules and regulations of Nasdaq, GHV Organizational Documents, and this Agreement in the preparation, filing and distribution of the Proxy Statement/Prospectus, any solicitation of proxies thereunder, the calling and holding of the GHV Stockholders' Meeting and the GHV Stock Redemption.

        (c)   If at any time prior to the Effective Time, any information relating to GHV, Ardagh or AMPSA or any of their respective affiliates, directors or officers, should be discovered by GHV, Ardagh or AMPSA which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the GHV Stockholders.

        (d)   Each of GHV, Ardagh and AMPSA will advise the other Parties promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement, as applicable, or comments thereon and responses thereto, any oral or written comments or requests in relation to the GHV Stockholders' Meeting, or requests by the SEC for additional information and each Party will promptly provide the other with copies of any written communication between it or any of its Representatives, on the one hand, and the SEC, any state securities commission or their respective staffs, on the other hand, with respect to the Proxy Statement/Prospectus or the Registration Statement. GHV, Ardagh or AMPSA shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to the Proxy Statement/Prospectus or the Registration Statement, as applicable, as promptly as reasonably practicable after receipt thereof.

        (e)   Without limiting the generality of the foregoing, each of GHV, Ardagh and AMPSA shall cooperate with each other in the preparation of each of the Proxy Statement/Prospectus and the Registration Statement, and each of Ardagh and GHV shall furnish AMPSA with all information concerning it and its affiliates as the providing party (after consulting with counsel) may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus or the Registration Statement, as applicable.

        (f)    GHV, Ardagh and AMPSA shall notify each other promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Shares or AMPSA Warrants issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information.

        (g)   Subject to Section 6.5(h), GHV, acting through the GHV Board, shall include in the Proxy Statement/Prospectus the recommendation of the GHV Board that the GHV stockholders vote in favor of each of the Transactions, as provided in Section 5.5 (such recommendation as to each of the GHV Proposals, a "GHV Board Recommendation") and shall, consistent with the terms of this Agreement, otherwise use its reasonable best efforts to solicit proxies from the GHV Stockholders in favor of each of the GHV Proposals. Subject to Section 6.5(h), none of the GHV Board or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the GHV Board to withdraw or modify, in a manner adverse to Ardagh or any AMP Entity, any GHV Board Recommendation.

        (h)   Notwithstanding anything in this Section 6.5 to the contrary, if, at any time prior to obtaining the GHV Stockholders' Meeting, the GHV Board determines, in good faith, after consultation with its outside legal counsel, that a GHV Intervening Event has occurred and that, as a result thereof, a failure to withdraw or modify a GHV Board Recommendation would be inconsistent with the GHV Board's fiduciary duties under applicable Law, then the GHV Board may withdraw or modify such GHV Board Recommendation; provided that GHV shall not withdraw or modify such GHV Board Recommendation unless (i) GHV first delivers to Ardagh a written notice advising Ardagh that the GHV Board proposes to take such action and containing the material facts underlying the GHV Board's determination that a GHV Intervening Event has occurred and that a failure to withdraw or modify a GHV Board Recommendation would constitute a breach by the GHV Board of its fiduciary obligations under applicable Law (a "GHV Intervening Event Notice"), and (ii) at or after 5:00 p.m. Eastern Time, on the fourth (4th) Business Day immediately following the day on which GHV delivered the GHV Intervening Event Notice (such period from the time the GHV Intervening Event Notice is provided until 5:00 p.m. Eastern Time on the fourth (4th) Business Day immediately following the day on which GHV delivered the GHV Intervening Event Notice (it being understood that any material development with respect to a GHV Intervening Event shall require a new notice, but with an additional three (3) Business Day (instead of four (4) Business Day) period from the date of such notice), the "GHV Intervening Event Notice Period"), the GHV Board reaffirms in good faith (after consultation with its outside legal counsel) that a failure to withdraw or modify such GHV Board Recommendation would be inconsistent with the GHV Board's fiduciary duties under applicable Law. If requested by Ardagh, GHV shall, and shall use its reasonable best efforts to cause its Representatives to, during the GHV Intervening Event Notice Period, engage in good faith negotiations with Ardagh and its respective Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for any withdrawal or modification of such GHV Board Recommendation.

        Section 6.6    GHV Stockholders' Meetings.     GHV shall call the GHV Stockholders' Meeting in accordance with the GHV Organizational Documents and applicable Law for the purposes of voting upon the GHV Proposals as promptly as practicable after the date on which the SEC has declared the Registration Statement effective for the purpose of voting solely upon the GHV Proposals. GHV shall (a) consult with Ardagh in establishing the record date for the GHV Stockholders' Meeting and the date of the GHV Stockholders' Meeting, and (b) give notice to Ardagh of the GHV Stockholders' Meeting. Without the prior written consent of Ardagh, the GHV Proposals shall be the only matters (other than procedural matters) which GHV shall propose to be acted on by the GHV Stockholders at the GHV Stockholders' Meeting. Subject to Section 6.5(h), GHV shall use its reasonable best efforts to obtain the approval of the GHV Proposals at the GHV Stockholders' Meeting, including by soliciting from the GHV Stockholders proxies as promptly as possible in favor of the GHV Proposals. GHV shall provide Ardagh with updates with respect to the tabulated vote counts received by GHV. If on the date for which the GHV Stockholders' Meeting is scheduled, based on the tabulated vote count, GHV will not obtain the required approval of the GHV Required Proposals, whether or not a quorum is present, GHV shall have the right to (and at Ardagh's request will) make one or more successive postponements or adjournments of the GHV Stockholders' Meeting (it being understood that, in the event of any postponement or adjournment pursuant to the foregoing, the GHV Stockholders' Meeting shall not be held later than five (5) Business Days prior to the Outside Date); provided that GHV shall not, without the prior written consent of Ardagh (which consent shall not be unreasonably withheld, conditioned or delayed), postpone or adjourn the special meeting more than three (3) times; provided, further, that Ardagh may not request the postponement or adjournment of the GHV Stockholders' Meeting more than once and such request shall not postpone or adjourn the GHV Stockholder's Meeting for more than five (5) Business Days.

        Section 6.7    Access to Information.     During the Interim Period, to the extent permitted by applicable Law, including applicable antitrust and competition Laws, or the requirements of any Governmental Authority, securities exchange or other regulatory organization with whose rules Ardagh or GHV is required to comply, each of Ardagh and GHV shall provide to the other and their respective Representatives reasonable access during normal business hours to all books, records, information, documents, personnel, offices, facilities and properties which such Party may reasonably request relating to the AMP Business or GHV's business, as applicable (including, for the avoidance of doubt, maintaining access to such Party's electronic data room); provided that such access shall only be upon the written request of Ardagh or GHV submitted reasonably in advance, shall not unreasonably disrupt personnel or interfere with the operations and properties of the AMP Business or GHV's business, as applicable, and shall be at the requesting Party's sole expense. In exercising its rights hereunder, the requesting Party shall conduct itself so as not to unreasonably interfere in the conduct of the AMP Business or GHV's business, as applicable. Each of Ardagh and GHV acknowledge and agree that any contact or communication by it and its Representatives with officers, employees or agents of the AMP Business or GHV's business, as applicable, hereunder shall be arranged and supervised by representatives of such Party granting access, unless such granting Party otherwise expressly consents in writing with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, none of Ardagh, GHV or any of their respective Affiliates shall be required to disclose to the other Parties or any of their Representatives (a) any information (i) if doing so would violate any Contract or Law to which the Party granting access or any of its Affiliates is a party or is subject or which it believes in good faith would result in a loss of the ability to successfully assert a claim of privilege (including attorney-client and work product privileges), (ii) if the requesting Party or any of its Affiliates, on the one hand, and the Party from whom access has been requested or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto, or (iii) if the Party from whom access has been requested reasonably determines that such information is competitively sensitive (provided that in such case such information shall be made available pursuant to mutually agreed "clean team" procedures, to the extent permissible and reasonably requested for the valuation and assessment of the AMP Business or GHV's business (as the case may be)), or (b) any other information relating to Taxes or Tax Returns to the extent unrelated to the AMP Business or the AMP Entities or GHV's business, as applicable. All information made available hereunder prior to the Closing shall be subject to the Confidentiality Agreement, and each of Ardagh and GHV shall not (and shall cause its respective Affiliates and Representatives not to) use any information obtained pursuant to this Section 6.7 or otherwise under this Agreement for any purpose unrelated to the Transactions. No investigation pursuant to this Section 6.7 shall affect any representation or warranty in this Agreement of Ardagh or GHV or any condition to the obligations of Ardagh, AMPSA, MergeCo or GHV.

        Section 6.8    Further Assurances.     Except as otherwise provided in this Agreement, during the Interim Period, each of the Parties shall, and shall cause its controlled Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, to do or cause to be done all things, necessary, proper or advisable under applicable Law or otherwise to carry out the provisions of this Agreement and to consummate and make effective as promptly as reasonably practicable, on the terms and conditions set forth in this Agreement, the Transactions, including executing and delivering such documents and other instruments as may be required. Without limiting the foregoing, upon the reasonable request of Ardagh or GHV, the requested Party shall, and shall cause its controlled Affiliates to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and agreements as may reasonably be required to effect the Transactions.

        Section 6.9    Publicity.     The initial press release relating to this Agreement shall be a joint press release issued on the date of this Agreement, the text of which has been agreed to by each of GHV and Ardagh. Thereafter, no press releases or similar public announcements related to this Agreement or the Transactions shall be issued by Ardagh or GHV or any of their respective Affiliates, without the prior written consent of Ardagh and GHV (not to be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or by the terms of any listing agreement with a securities exchange on which the securities of Ardagh or GHV are listed (in which case Ardagh and GHV shall, prior to the issuance of any such press release or public announcement consult with the other as to the timing and contents of any such press release or public announcement, unless such consultation would not be reasonably feasible), or (b) any such press release or public announcement, the content of which is consistent with that of any prior or contemporaneous press release or public announcement by Ardagh or GHV (or Affiliate thereof) in compliance with this Agreement.

        Section 6.10    Non-Solicitation.

        (a)   During the Interim Period, other than in connection with the Transactions, GHV agrees that it shall not, and shall not authorize or (to the extent within its control) permit any of its directors, officers, employees, agents or Representatives acting on its behalf (including investment bankers, attorneys and accountants), to, directly or indirectly, (i) initiate, solicit, or knowingly facilitate the making of any offers or proposals related to, an Alternate GHV Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to an Alternate GHV Combination with, or provide any non-public information, data or access to employees to, any Person that has made, or informs it that such Person is considering making, a proposal with respect to an Alternate GHV Combination, (iii) approve, endorse or recommend any Alternate GHV Combination, or (iv) enter into any agreement, letter of intent, memorandum of understanding, term sheet or other Contract relating to an Alternate GHV Combination. GHV shall promptly (and in no event later than twenty-four (24) hours after becoming aware of such proposal, offer or request for information) notify Ardagh of any proposals, offers or requests for information made with respect to an Alternate GHV Combination following GHV's awareness thereof and provide Ardagh a copy of such proposal, offer or request for information, if in writing. GHV and its officers and directors shall, and shall instruct and cause its Representatives acting on its behalf to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to a possible Alternate GHV Combination, other than with respect to the Transactions.

        (b)   During the Interim Period, other than in connection with the Transactions, Ardagh and AMPSA each agree that it shall not, will direct their respective Affiliates not to, and shall not authorize or (to the extent within its control) permit any of its directors, officers, employees, agents or Representatives acting on its behalf (including investment bankers, attorneys and accountants), to, directly or indirectly, (i) initiate, solicit, or knowingly facilitate the making of any offers or proposals related to, an Alternate Ardagh Combination, (ii) enter into, engage in or continue any discussions or negotiations with respect to an Alternate Ardagh Combination with, or provide any non-public information, data or access to employees to, any Person that has made, or informs it that such Person is considering making, a proposal with respect to an Alternate Ardagh Combination, (iii) approve, endorse or recommend any Alternate Ardagh Combination, or (iv) enter into any agreement, letter of intent, memorandum of understanding, term sheet or other Contract relating to an Alternate Ardagh Combination. Ardagh or AMPSA, as applicable, shall promptly (and in no event later than twenty-four (24) hours after becoming aware of such proposal, offer or request for information) notify GHV of any proposals, offers or requests for information made with respect to an Alternate Ardagh Combination following the earlier of Ardagh's or AMPSA's awareness thereof and provide GHV a copy of such proposal, offer or request for information, if in writing. Ardagh, AMPSA and their respective officers and directors shall, and shall instruct and cause their respective Representatives acting on their behalf to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to a possible Alternate Ardagh Combination, other than with respect to the Transactions.

        Section 6.11    Directors' and Officers' Indemnification.

        (a)   From and after the Effective Time, AMPSA agrees that it shall, or shall cause a credit-worthy Subsidiary to, indemnify and hold harmless each current or former director or officer of GHV (each, together with such person's heirs, executors or administrators, a "D&O Indemnified Party") against any Losses suffered or incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such D&O Indemnified Party's service as a director or officer of GHV at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that GHV would have been permitted under the GHV Organizational Documents as of the date hereof to indemnify such D&O Indemnified Parties (including the advancement of expenses). Without limiting the foregoing, AMPSA agrees that all rights to exculpation, indemnification and advancement of expenses existing as of the date hereof in favor of each D&O Indemnified Party, as provided in the GHV Organizational Documents or in any indemnification agreement with GHV shall survive the Closing and shall continue in full force and effect. For a period of six (6) years after the Closing Date, AMPSA shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the GHV Organizational Documents as in effect as of the date hereof or in any indemnification agreement between GHV and any D&O Indemnified Party as in effect as of the date hereof, and AMPSA shall cause the Surviving Corporation to not amend, repeal, or otherwise modify any such provision in any manner that would adversely affect the rights of any D&O Indemnified Party thereunder; provided, that all rights to exculpation, indemnification or advancement of expenses in respect of any Actions pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Closing, AMPSA shall cause its applicable Subsidiary and the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.11(a).

        (b)   Prior to the Closing, GHV shall purchase a "tail" or "runoff" directors' and officers' liability insurance policy (the "D&O Tail") in respect of acts or omissions occurring prior to the Effective Time covering each director or officer of GHV who is currently covered by a directors' and officers' liability insurance policy of GHV on terms with respect to coverage, deductibles and amounts that are no less favorable to such person on the whole than those of such policy in effect on the date of this Agreement for the six (6)-year period following the Closing. AMPSA shall cause the Surviving Corporation to maintain the D&O Tail in full force and effect for its full term in accordance with this Section 6.11(b).

        (c)   The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of AMPSA, any other AMP Entity or their respective Subsidiaries, as applicable, any other indemnification agreement or arrangement with any of the foregoing to which they are a party, any Law or otherwise. The obligations of AMPSA, the other AMP Entities, the Surviving Corporation and their respective Subsidiaries under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.11 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third party beneficiary of this Section 6.11.

        (d)   If AMPSA or, after the Closing, the Surviving Corporation or any of their respective Subsidiaries, successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of AMPSA, the Surviving Corporation or their Subsidiaries, as applicable, assume the obligations set forth in this Section 6.11.

        Section 6.12    Trust Account.

        (a)   Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice GHV shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, GHV shall (A) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (B) use reasonable best efforts to cause the Trustee to (1) pay as and when due all amounts payable to GHV Stockholders in accordance with the GHV Stock Redemption, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account in accordance with this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

        (b)   For and in consideration of GHV entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, Ardagh agrees that, notwithstanding any other provision contained in this Agreement, Ardagh and the AMP Entities do not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between, Ardagh or any of the AMP Entities, on the one hand, and GHV, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Notwithstanding any other provision contained in this Agreement, each of Ardagh and the AMP Entities hereby irrevocably waives any right, title, interest or claim it may have, now or in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with GHV, and will not seek recourse against the Trust Account for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit or limit Ardagh or any of the AMP Entities from (i) pursuing a claim against GHV pursuant to this Agreement for specific performance or other equitable relief in connection with the Transactions or (ii) pursuing any claims that Ardagh or any of the AMP Entities may have against GHV's assets or funds that are not held in the Trust Account. In the event that Ardagh or any of the AMP Entities commences any Action based upon, in connection with, relating to or arising out of any matter relating to GHV, which Action seeks, in whole or in part, relief against the Trust Account in violation of the foregoing, GHV shall be entitled to recover from Ardagh or the AMP Entities the associated legal fees and costs in connection with any such Action, in the event GHV prevails in such Action.

        Section 6.13    Tax Matters.

        (a)    Tax Returns.

            (i)  The Parties shall cause there to be filed no consolidated, combined or unitary Tax Return for any Post-Closing Tax Period for any Ardagh Consolidated Group (an "Ardagh/AMPSA Group Tax Return"), except to the extent any Ardagh/AMPSA Group Tax Return is required by applicable Law to be filed. If any Ardagh/AMPSA Group Tax Return is required to be filed, then the Parties will enter into (and cause the appropriate AMP Entities to enter into) a tax sharing or allocation agreement or arrangement having arm's length terms.

           (ii)  Notwithstanding the foregoing, for U.S. state and local Ardagh/AMPSA Group Tax Returns required to be filed by applicable Law for any Post-Closing Tax Periods, the tax sharing or allocation agreement or arrangement shall reflect the following principles:

            (A)  the Tax allocated to the AMP Entities shall equal the product of (i) the statutory rate imposed by the relevant jurisdiction for the Tax covered by such Tax Return and (ii) the amount (if any) of positive income calculated by multiplying the AMP Entities' tax base for that jurisdiction by the Ardagh Consolidated Group's apportionment formula for that jurisdiction, and taking into consideration nonapportionable items of income for the AMP Entities with respect to such Tax Return;

            (B)  the Tax liability of an Ardagh Consolidated Group shall be equitably apportioned between the AMP Entities and Ardagh Entities in such group in accordance with their contribution of Tax items to such Tax Liability;

            (C)  the AMP Entities will be compensated by Ardagh for the use by an Ardagh Consolidated Group of any net Tax losses or credits generated by the AMP Entities, and Ardagh will be compensated by the AMP Entities for the use by an Ardagh Consolidated Group of any net Tax losses or credits generated by the Ardagh Entities; and

            (D)  Without the consent of AMPSA (such consent not to be unreasonably withheld, conditioned, or delayed), Ardagh shall not make any election or take any other action with respect to any Ardagh Consolidated Group if such election or action would favor the Ardagh Entities over the AMP Entities, and, without the consent of Ardagh (such consent not to be unreasonably withheld, conditioned, or delayed), no AMP Entity shall make any election or take any other action with respect to any Ardagh Consolidated Group if such election or action would favor the AMP Entities over the Ardagh Entities.

          (iii)  With respect to U.S. state and local Ardagh/AMPSA Group Tax Returns described in the foregoing clause (ii), Ardagh and the AMP Entities shall cooperate fully at such time and to the extent reasonably requested in connection with the preparation and filing of any Tax Return or the conduct of any tax audit or other proceeding, and (A) not later than thirty (30) days prior to the filing of any Ardagh/AMPSA Group Tax Returns, Ardagh shall provide AMPSA with a copy of such Ardagh/AMPSA Group Tax Return and shall incorporate any reasonable comments of AMPSA prior to filing and (B) Ardagh shall not settle or concede any such Tax claim without the prior written consent of AMPSA (such consent not to be unreasonably withheld, conditioned or delayed).

        (b)    FIRPTA Certificates.

            (i)  At or prior to the Closing, Ardagh Metal Beverage USA Inc. ("AMBUSA") shall deliver to AMPSA a duly executed certificate and notice in compliance with U.S. Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h), certifying that AMBUSA is not, and has not been at any time during the five year period ending on the Closing Date, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code and the U.S. Treasury Regulations thereunder. After the Closing, AMPSA shall mail the notice referred to above to the Internal Revenue Service within the time frame provided in U.S. Treasury Regulation Section 1.897-2(h)(2)(v).

           (ii)  At or prior to the Closing, GHV shall deliver to AMPSA a duly executed certificate and notice in compliance with U.S. Treasury Regulation Section 1.1445-2(c) and 1.897-2(h), certifying that GHV is not, and has not been at any time during the five year period ending on the Closing Date, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code and the U.S. Treasury Regulations thereunder. After the Closing, AMPSA shall mail the notice referred to above to the Internal Revenue Service within the time frame provided in U.S. Treasury Regulation Section 1.897-2(h)(2)(v).

        (c)    Transfer Taxes.     All Transfer Taxes incurred in connection with or as a result of the Transactions in an amount not to exceed $11,000,000 shall be borne and paid by AMPSA, and any such Transfer Taxes in excess of $11,000,000 shall be borne and paid by Ardagh. The Parties shall cooperate with respect to the filing of any Tax Returns with respect to Transfer Taxes. If one party remits to the appropriate Governmental Authority payment for Transfer Taxes and such payment includes the other party's share of such Taxes, such other party shall promptly reimburse the remitting party for its share of such Taxes. Notwithstanding any other provision in this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

        (d)    Ardagh Taxes and AMPSA Taxes.

            (i)  From and after the Closing, (A) Ardagh shall indemnify and hold the AMP Entities harmless from and against, and pay to AMPSA the amount of, any Losses suffered or incurred by the AMP Entities resulting from or arising out of any Ardagh Taxes and (B) AMPSA shall indemnify and hold the Ardagh Entities harmless from and against, and pay to Ardagh the amount of, any Losses suffered or incurred by the Ardagh Entities resulting from or arising out of any AMPSA Taxes.

           (ii)  If (A) any AMP Entity is required to file a Tax Return with respect to any Ardagh Taxes, such AMP Entity shall (1) provide Ardagh a reasonable opportunity to review any such Tax Return and reflect any of Ardagh's reasonable comments and (2) pay all Taxes shown to be due on any such Tax Return subject to Ardagh's indemnification obligation in Section 6.13(d)(i)(A); and (B) any Ardagh Entity is required to file a Tax Return with respect to any AMPSA Taxes, such Ardagh Entity shall (1) provide AMPSA a reasonable opportunity to review any such Tax Return and reflect any of AMPSA's reasonable comments and (2) pay all Taxes shown to be due on any such Tax Return subject to AMPSA's indemnification obligation in Section 6.13(d)(i)(B).

          (iii)  If a written notice of deficiency, audit, examination claim, litigation or other administrative or court proceeding, suit or dispute with respect to Ardagh Taxes is received by any AMP Entity or AMPSA Taxes is received by any Ardagh Entity, respectively (a "Tax Claim"), (A) with respect to Ardagh Taxes, Ardagh shall control any such Tax Claim, but shall not settle any such Tax Claim without the prior written consent of AMPSA (such consent not to be unreasonably withheld, conditioned or delayed); and (B) with respect to AMPSA Taxes, AMPSA shall control any such Tax Claim, but shall not settle any such Tax Claim without the prior written consent of Ardagh (such consent not to be unreasonably withheld, conditioned or delayed).

        (e)    Tax Treatment.

            (i)  For U.S. tax purposes, each of the Parties intends that the Merger, taken together with the PIPE Investment and all or a portion of the steps in the Pre-Closing Restructuring, should qualify as a transaction under Section 351 of the Code and should not subject the GHV Stockholders to tax under Section 367 of the Code (subject to entry into gain recognition agreements by any such stockholders required to enter into such agreements to preserve tax-free treatment under Section 367 of the Code) (the "Intended Tax Treatment").

           (ii)  The Parties intend for the Merger, taken together with the PIPE Investment and all or a portion of the steps in the Pre-Closing Restructuring, to qualify for the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

          (iii)  No Party shall take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger, taken together with the PIPE Investment and all or a portion of the steps in the Pre-Closing Restructuring, from so qualifying for the Intended Tax Treatment.

          (iv)  Ardagh and AMPSA acknowledge that any GHV Stockholder who owns five percent (5%) or more of the total voting power or total value of the outstanding Shares immediately after the Closing, as determined under Section 367 of the Code and the U.S. Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with U.S. Treasury Regulation Section 1.367(a)-8. If a GHV Stockholder enters into a gain recognition agreement, AMPSA shall (A) furnish to such GHV Stockholder such information as such GHV Stockholder reasonably requests in connection with such GHV Stockholder's preparation of a gain recognition agreement, and (B) provide such GHV Stockholder with any information needed for purposes of determining whether there has been a gain "triggering event" under the terms of such GHV Stockholder's gain recognition agreement.

           (v)  Following the Closing Date, AMPSA shall, or shall cause GHV to, comply with the tax reporting obligations of U.S. Treasury Regulation Section 1.367(a)-3(c)(6).

        (f)    Tax Officer's Certificates.     Each of AGSA and GHV shall execute and deliver an officer's certificate containing customary representations reasonably requested by Shearman & Sterling LLP, as counsel to AMPSA, and the "Big 4" accounting firm identified in Section 6.13(f) of the Ardagh Disclosure Schedule (the "AMPSA Tax Advisor"), as tax advisor to AMPSA (collectively, the "Tax Officer's Certificates"), in each case at such time or times reasonably requested by such counsel or tax advisor for purposes of (x) the AMPSA Tax Advisor rendering the opinion described in Section 7.2(h), and (y) an opinion of Shearman & Sterling LLP provided, subject to the limitations and assumptions set forth therein, with respect to the accuracy of the U.S. federal income tax disclosure in the Registration Statement (which opinion will be filed as Exhibit 8 to the Registration Statement).

        (g)    Termination of Tax Sharing Agreements.     Effective as of the Closing Date, any and all tax sharing or allocation agreements or arrangements to which any AMP Entity is a party (other than any agreements entered into pursuant to Section 6.13(a)) shall be terminated such that none of AMPSA, any AMP Entity, or any counterparty thereto shall have any further liability thereunder.

        Section 6.14    Notification of Certain Matters.     Each Party shall provide the other Parties with prompt written notice upon becoming aware of any event, fact or circumstance that would reasonably be expected to cause any of such Party's conditions set forth in Article VII not to be satisfied. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. No notice pursuant to this Section 6.14 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of any Party.

        Section 6.15    Stock Exchange Listing.     Each of Ardagh, AMPSA and GHV shall use its reasonable best efforts to cause the Shares and AMPSA Warrants issuable in the Transactions and the Shares that will become issuable upon the exercise of the AMPSA Warrants to be approved for listing on NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

        Section 6.16    Delisting and Deregistration.     Each of AMPSA and GHV shall use its reasonable best efforts to cause the GHV Units, the GHV Common Stock and the GHV Warrants to be delisted from Nasdaq and to have GHV terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by AMPSA) as of the Closing Date or as soon as practicable thereafter.

        Section 6.17    Pre-Closing Restructuring.     Prior to the Closing, Ardagh, AMPSA and the other applicable Subsidiaries of Ardagh (if any) shall enter into the Transfer Agreement and pursuant thereto shall consummate the transactions as described in the Steps Plan, including the AMP Transfer, with such changes to the Transfer Agreement or to such steps (a) that are determined by Ardagh to be reasonably necessary or appropriate to effect such transactions and (b) solely to the extent such changes are or would reasonably be expected to (i) adversely affect the Intended Tax Treatment or (ii) be adverse to the AMP Entities or any shareholder of AMPSA (other than Ardagh), are consented to in writing by GHV (such consent not to be unreasonably withheld, conditioned or delayed) (such actions taken pursuant to the Transfer Agreement and in accordance with this Section 6.17, the "Pre-Closing Restructuring"); provided that no such change shall limit in any manner or otherwise affect the representations and warranties of Ardagh set forth in Article IV.

        Section 6.18    Termination of Existing Registration Rights Agreement.     Prior to the Closing, in connection with the entry into the Registration Rights and Lock-Up Agreement, GHV shall cause to be terminated all existing registration rights agreements entered into between GHV and any other party, including the Sponsor but not including any PIPE Investors. No parties to any such terminated registration rights agreements shall have any further rights or obligations thereunder.

        Section 6.19    EU Securities Regulation.     During the Interim Period, the Parties shall not make any offer of securities in the European Union in connection with the Transactions other than in accordance with the provisions of the Prospectus Regulation. In the event that the Parties, following consultation with their respective counsel, determine that a prospectus or a prospectus exemption document (as applicable) may be required to be published in accordance with the provisions of the Prospectus Regulation, each Party shall use its reasonable best efforts take such actions and do such things that such Party (after consultation with counsel) deems reasonably necessary or desirable, including the delivery or execution of any documents or instruments reasonably required or desirable in order for AMPSA to publish a prospectus or be exempted from the obligation to publish a prospectus or a prospectus exemption document (as applicable) under the Prospectus Regulation. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to cooperate with each other in good faith in taking any actions or preparing or delivering any documents or instruments pursuant to the preceding sentence and to furnish the others with such information concerning it and its Affiliates as the providing Party (after consulting with counsel) may deem reasonably necessary or advisable in connection the foregoing.

        Section 6.20    PIPE Investment.     During the Interim Period, AMPSA shall use its reasonable best efforts, and GHV shall fully cooperate with it in such efforts (a) to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements (including maintaining in effect such Subscription Agreements) and (b) to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to AMPSA in such Subscription Agreements and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in such Subscription Agreements (other than conditions that are waived by AMPSA or those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by such Subscription Agreements at or prior to Closing. Without limiting the generality of the foregoing, AMPSA and, if applicable, GHV shall give the other Parties prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to any Subscription Agreement known to it; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if such Party does not expect AMPSA to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements. Notwithstanding anything to the contrary in the Subscription Agreements, AMPSA and GHV shall jointly deliver all notices required to be delivered under the Subscription Agreements and, subject to the terms and conditions of this Agreement and the Subscription Agreements, such notices shall be jointly delivered on a timely basis as and when required hereunder and thereunder in order to cause the PIPE Investors to consummate the transactions contemplated by the Subscription Agreements at or prior to the Closing.

        Section 6.21    Debt Financing.

        (a)   In connection with the Debt Financing, GHV and Ardagh shall use commercially reasonable efforts to provide, and to cause their respective appropriate officers, employees and Representatives to use commercially reasonable efforts to provide, reasonable cooperation in connection with the arrangement of the Debt Financing that is necessary, customary or advisable in connection with the AMPSA Financing Parties' efforts to arrange and obtain the Debt Financing on the terms and conditions set forth in the Debt Financing Documents (provided that such cooperation does not unreasonably interfere with the ongoing operations of GHV or Ardagh), including: (i) participation in meetings, offering memorandum drafting sessions, lender presentations, investor presentations and rating agency presentations and due diligence sessions, in each case, to the extent the participation of GHV and its officers, employees or Representatives is required, at such times as are mutually agreed (it being expressly understood that unless otherwise expressly agreed in writing by GHV and Ardagh such activities shall be conducted telephonically or virtually through the use of video conference or similar software that does not require the use of specialized equipment) and reasonably promptly furnishing the AMPSA Financing Parties and its Debt Financing Sources with the required information regarding the AMP Entities that is required to be delivered to the Debt Financing Sources pursuant to any definitive documentation entered into therewith, and other financial and pertinent information regarding the AMP Entities, as may be reasonably required by the Debt Financing Sources that is customary for similar debt financings; (ii) assisting the AMPSA Financing Parties and the Debt Financing Sources in the preparation of (A) pro forma financial information and financial statements and other materials, including carve-out financial statements (and related audit and review reports) for any bank financing, bond offering memorandum and similar documents in connection with any of the Debt Financing (including customary (1) lender presentations and confidential information memoranda and customary authorization letters for distribution thereof; and (2) offering documents for high yield offerings pursuant to Rule 144A or Regulation S under the Securities Act (a "Rule 144A/Reg S Offering")) and (B) materials for rating agency presentations; (iii) facilitating customary due diligence and furnishing, or using reasonable efforts to cause third parties to furnish, to the AMPSA Financing Parties and the lenders, initial purchasers or investors or their advisers with due diligence materials prepared on behalf of Ardagh or GHV (and their officers and employees) and other information reasonably required by any lender, initial purchaser or investor or its advisers in connection with their due diligence investigation of the AMP Entities or GHV, including the furnishing of customary certificates of officers or directors of Ardagh, GHV or their Affiliates; and (iv) in the case of Ardagh, using commercially reasonable efforts to (A) obtain from Ardagh's auditors such accountants' customary SAS-72 style comfort letters (with customary negative assurance) in the form and substance customary for a Rule 144A/Reg S Offering and reports as may be required to implement or obtain the Debt Financing, and the consent of such auditors to the use of their reports in any materials relating to the Debt Financing and cause such accountants to cooperate with the AMPSA Financing Parties in connection with the Debt Financing, including reviewing and commenting on the offering memorandum and participating in drafting sessions, (B) obtain such consents, legal opinions, surveys and title insurance as may be required to implement or obtain the Debt Financing; (C) facilitate, effective as of the Closing or such other date as agreed between Ardagh and the Debt Financing Sources, the pledging of collateral and the repayment or defeasance of any Indebtedness (including obtaining payoff, redemption or similar notices, effective as of the Closing) and the release of related liens and termination of security interests; (D) take reasonable actions necessary to (x) permit the lenders and prospective lenders involved in the Debt Financing to evaluate the current assets, cash management and accounting systems of the AMP Entities, and the policies and procedures relating thereto for the purposes of establishing collateral arrangements and to assist with other collateral audits and due diligence examinations reasonable and customary for debt financings, (y) comply with reasonable publicity guidelines with respect to the Debt Financing, including refraining from public comment regarding any such offering except as may be required by applicable law, and (z) establish bank and other accounts (including escrow accounts) and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Debt Financing; (E) cause the applicable AMPSA Financing Parties to provide all documentation and other information regarding the AMPSA Financing Parties or their applicable Subsidiaries as is required by applicable "know your customer" and anti-money laundering rules and regulations including the USA PATRIOT Act and requested by the lenders in writing within five (5) Business Days of such request; (F) execute or cause the applicable AMPSA Financing Parties to execute, customary definitive financing documents, as may be required to implement or obtain the Debt Financing (including a certificate of the chief financial officer of FinanceCo with respect to solvency matters); (G) assist the AMPSA Financing Parties to obtain waivers, consents, estoppels and approvals from other parties to material leases to which Ardagh or any Affiliate of Ardagh is a party; and (H) take corporate and other actions necessary to permit the consummation of the Debt Financing (including executing and delivering customary closing documents and certificates, executing and delivering any escrow agreements (if applicable)). In connection with the marketing materials (including confidential information memoranda and lender presentations) and rating agency presentations related to the syndication of the Debt Financing, GHV and Ardagh consent to the use of their name, logos, trademarks and service marks in a manner that is reasonable and customary for such financing transactions; provided that such names, logos, trademarks and service marks are used solely in a manner that is not intended to nor reasonably likely to harm or disparage GHV or Ardagh or the reputation or goodwill of GHV or Ardagh and their marks.

        (b)   Notwithstanding anything to the contrary set forth herein, nothing in Section 6.21(a) will require GHV to take any action in connection with the Debt Financing that, in the good faith determination of GHV, would (i) involve entry into any definitive financing documents by GHV, its Affiliates or any of its or their respective Representatives, (ii) require GHV, its Affiliates or any of its or their respective Representatives to be the issuer of any securities or issue any offering document, (iii) require GHV, any of its Affiliates, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Laws or legal proceeding or that is legally privileged and disclosure of which would result in a loss of privilege, (iv) require GHV, any of its Affiliates, or any of its or their respective Representatives, to take any action that will conflict with or violate the Organizational Documents of such Person or any applicable Law, (v) require any officer, director or employee of GHV or its Affiliates to deliver or be required to deliver any certificate or take any other action to the extent any such action would reasonably be expected to result in personal liability to such officer, director or employee, (vi) require GHV, any of its Affiliates, or any of its or their respective Representatives to pledge or cause or permit any Encumbrance to be placed on any of their respective assets, guarantee any Indebtedness or incur any other liability in connection with the Debt Financing, or (vii) require GHV, any of its Affiliates, or any of its or their respective Representatives to pay any fees or expenses or otherwise incur any liability or give any indemnities. Ardagh will indemnify and hold harmless GHV, its Affiliates and its and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement or obtaining of the Debt Financing and the performance of their respective obligations under Section 6.21(a), and will, promptly upon request of GHV, reimburse GHV, its Affiliates and its and their respective Representatives for all reasonable and documented out-of-pocket costs and expenses incurred by GHV, its Affiliates or its and their respective Representatives in connection with the Debt Financing or the cooperation provided pursuant to Section 6.21(a) (it being understood that, if the Closing occurs, such costs and expenses are Transaction Expenses). For purposes of this Section 6.21(b), references to "GHV" shall not include the Surviving Corporation.

        (c)   Ardagh shall cause the AMPSA Financing Parties and their Subsidiaries to (i) enter into the agreements and other documents required to be entered into by the AMPSA Financing Parties or any of their Subsidiaries (such agreements and other documents, the "Debt Financing Documents") in connection with the Committed Debt Financing on substantially the terms and conditions contained in the Committed Debt Financing Documents (including any "market flex" provisions) or, if applicable, any other Debt Financing in form and substance reasonably satisfactory to Ardagh; provided that, unless consented to in writing by GHV, (A) the terms, including interest rate and fees, of such other Debt Financing shall not, taken as a whole, be materially less favorable to the AMPSA Financing Parties than those in the Committed Debt Financing Documents as in effect on the date hereof, (B) such other Debt Financing shall not have conditions to funding more onerous than the Commitment Conditions Precedent (the terms described in subclauses (A) and (B), the "Required Debt Financing Terms") and (C) Ardagh shall deliver all commitment letters (together with all related fee letters) and other definitive documents in respect of such other Debt Financing to GHV; provided, further, that GHV shall be given a reasonable opportunity to review and comment on the Definitive Debt Financing Agreements prior to the execution and delivery thereof and any such comments shall be considered in good faith by Ardagh, (ii) until definitive agreements on terms not less favorable to the AMPSA Financing Parties than the Required Debt Financing Terms are entered into by the AMPSA Financing Parties with respect to Debt Financing (such agreements, the "Definitive Debt Financing Agreements"), maintain in effect the Commitment Financing Documents, (iii) materially comply with the obligations in the Debt Financing Documents that are within their control and satisfy on a timely basis all conditions in the Debt Financing Documents that are within their control and (iv) upon the satisfaction or waiver of the Commitment Conditions Precedent or the conditions precedent to other Debt Financing set forth in the Definitive Debt Financing Agreements, consummate the Debt Financing at or prior to the Closing.

        (d)   Ardagh shall keep GHV informed with respect to all activity concerning the status of the Debt Financing and shall give GHV prompt written notice upon it or any of its Affiliates' obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to any Debt Financing Documents then in place, (ii) any actual or threatened withdrawal, repudiation or termination of the Debt Financing by any of the Debt Financing Sources and (iii) any material dispute or disagreement between or among any of the parties to the Debt Financing Documents. None of Ardagh, FinanceCo or any of the other AMPSA Financing Parties shall, without the prior written consent of GHV, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under any Debt Financing Documents (including the Committed Debt Financing Documents) in a manner that (A) reduces the amount of the Debt Financing available at or prior to Closing to an amount which would yield net proceeds less than $2,315,000,000, (B) adds or expands on the conditions precedent to the funding of the Debt Financing, as compared to the Commitment Conditions Precedent as in effect on the date hereof or (C) adversely affects the ability of the AMPSA Financing Parties to enforce their respective rights against the Debt Financing Sources, as compared to the terms of the Committed Debt Financing Documents as in effect on the date hereof.

        Section 6.22    Stockholder Litigation.     In the event that any stockholder Action related to this Agreement, any Related Agreement or the Transactions is brought against GHV or Ardagh or the members of their respective boards of directors, GHV or Ardagh, as applicable, shall promptly notify the other Parties of any such stockholder Action and shall keep the other Parties reasonably informed with respect to the status thereof. Each of the Parties shall reasonably cooperate with the other in the defense or settlement of any such Action, and each of the Parties shall give the other Parties the opportunity to consult with it regarding the defense and settlement of any such Action and shall consider in good faith the advice of the other Parties with respect to any such Action. Except as provided in Section 6.22 of the GHV Disclosure Schedules, none of GHV or any Subsidiary or Representative of GHV shall settle or agree to settle any such stockholder Action or consent to the same without the prior written consent of Ardagh, such consent not to be unreasonably withheld, conditioned or delayed.

        Section 6.23    MergeCo Approval.     Promptly following the execution of this Agreement, AMPSA shall, and Ardagh shall take all action necessary to cause AMPSA to, adopt this Agreement as the sole stockholder of MergeCo, and AMPSA and Ardagh shall promptly deliver evidence of such adoption to GHV.

        Section 6.24    Insider Letters.     Pursuant to those certain letter agreements, dated as of August 10, 2020 (collectively, the "Insider Letters"), entered into by and between GHV and each of Mark Stone, William Patton, Randall Bort, Alec Gores, Andrew McBride and Jeffrey Rea (collectively, the "Insiders") and the Sponsor, the Insiders and the Sponsor agreed to vote all of the shares of the capital stock of GHV they hold to approve GHV Required Proposals (the "Approval Requirement") and not to redeem such shares in connection with the Transactions (the "Non-Redemption Requirement"). GHV hereby agrees to enforce the terms and conditions of the Insider Letters, including the Approval Requirement and the Non-Redemption Requirement, in connection with the consummation of the Transactions.

ARTICLE VII
CONDITIONS TO CLOSING

        Section 7.1    Conditions to Obligations of all Parties.     The obligations of GHV, Ardagh, AMPSA and MergeCo to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by Ardagh (on behalf of itself, AMPSA and MergeCo) and GHV:

        (a)    No Injunctions or Restraints.     No Action or Governmental Order (whether temporary, preliminary or permanent) or Law shall have been enacted, issued, promulgated, enforced or entered that restrains, enjoins or otherwise prohibits the consummation of the Transactions or would cause any of the Transactions to be rescinded following the Closing.

        (b)    GHV Stockholders' Approval.     The GHV Required Proposals shall have been approved and adopted by the requisite affirmative vote of the GHV Stockholders in accordance with the Proxy Statement/Prospectus, the DGCL, the GHV Organizational Documents and the rules and regulations of Nasdaq.

        (c)    AMPSA Auditor Report.     A Luxembourg independent statutory auditor (réviseur d'entreprises agréé) of AMPSA shall have issued at or before the Effective Time a report on each of the contributions in kind relating to the Shares to be issued to the GHV Stockholders or Ardagh on or before the Closing Date in accordance herewith, prepared in accordance with article 420-10 of the 1915 Law.

        (d)    PIPE Investment.     All closing conditions to the PIPE Investment shall have been satisfied or waived and the PIPE Investment Amount shall have been paid to AMPSA on the Closing Date.

        (e)    Registration Statement.     The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated by the SEC and not withdrawn.

        (f)    Stock Exchange Listing.     The Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

        Section 7.2    Conditions to Obligations of GHV.     The obligations of GHV to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by GHV:

        (a)    Representations and Warranties.     Each of the representations and warranties of Ardagh contained in (i) Section 4.1 (Organization and Authority) and Section 4.20 (Brokers' Fees), in each case, shall be true and correct (without giving any effect to any limitation as to "materiality" or "AMP Material Adverse Effect" or any similar limitation set forth therein) in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date), (ii) Section 4.4 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date as though made on and as of the Closing Date, (iii) Section 4.16(a) (Absence of Changes) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, and (iv) Article IV (other than those representations and warranties described in clauses (i), (ii) and (iii) of this Section 7.2(a)) shall be true and correct (without giving effect to any limitation as to "materiality" or "AMP Material Adverse Effect" or any similar limitation set forth therein) in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, as it relates to such representations and warranties contained in Article IV (other than those representations and warranties described in clauses (i), (ii) and (iii) of this Section 7.2(a)), where the failure to be true and correct would not have an AMP Material Adverse Effect.

        (b)    Performance of Obligations.     Each of Ardagh, AMPSA and MergeCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

        (c)    Officer's Certificate.     Ardagh shall have delivered to GHV a certificate signed on behalf of Ardagh by an authorized officer of Ardagh to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) as they relate to Ardagh, AMPSA and MergeCo have been satisfied.

        (d)    Pre-Closing Restructuring.     The Pre-Closing Restructuring shall have been completed in accordance with the terms of this Agreement and the Transfer Agreement, and evidence thereof shall have been provided to GHV.

        (e)    No AMP Material Adverse Effect.     Since the date of this Agreement, there shall not have occurred an AMP Material Adverse Effect.

        (f)    GHV Minimum Cash Amount.     The sum of (i) the GHV Closing Cash Amount plus (ii) the PIPE Investment Amount shall equal or exceed the GHV Minimum Cash Amount.

        (g)    Closing Deliverables.     Ardagh shall have delivered to GHV the Closing deliverables set forth in Section 2.3(a).

        (h)    Tax Opinion.     AMPSA shall have received an opinion from the AMPSA Tax Advisor to the effect that, on the basis of the facts, representations and reasonable assumptions set forth in such opinion, for U.S. federal income tax purposes, the Merger, taken together with the PIPE Investment and all or a portion of the steps in the Pre-Closing Restructuring, should qualify for the Intended Tax Treatment, which opinion may be relied on by GHV as if addressed to it. In rendering such opinion, the AMPSA Tax Advisor may rely upon the Tax Officer's Certificates, which certificates shall be effective as of the date of such tax opinion.

        Section 7.3    Conditions to Obligations of Ardagh, AMPSA and MergeCo.     The obligations of Ardagh, AMPSA and MergeCo to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived on behalf of all such Parties in writing by Ardagh:

        (a)    Representations and Warranties.     Each of the representations and warranties of GHV contained in (i) Section 5.1 (Organization and Authority) and Section 5.10 (Brokers' Fees; Transaction Expenses), in each case, shall be true and correct (without giving any effect to any limitation as to "materiality" or "GHV Material Adverse Effect" or any similar limitation set forth therein) in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date), (ii) Section 5.4 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date as though made on and as of the Closing Date, (iii) Section 5.18 (Absence of Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, and (iv) Article V (other than those representations and warranties described in clauses (i), (ii) and (iii) of this Section 7.3(a)) shall be true and correct (without giving effect to any limitation as to "materiality" or "GHV Material Adverse Effect" or any similar limitation set forth therein) in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, as it relates to such representations and warranties contained in Article V (other than those representations and warranties described in clauses (i), (ii) and (iii) of this Section 7.3(a)), where the failure to be true and correct would not have a GHV Material Adverse Effect.

        (b)    Performance of Obligations.     GHV shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

        (c)    Officer's Certificate.     GHV shall have delivered to Ardagh a certificate signed on behalf of GHV by an authorized officer of GHV to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(d) as they relate to GHV have been satisfied.

        (d)    No GHV Material Adverse Effect.     Since the date of this Agreement, there shall not have occurred a GHV Material Adverse Effect.

        (e)    Minimum Cash Payment.     The cash portion of the Ardagh Consideration paid to Ardagh by AMPSA (inclusive of the payment made pursuant to the AMPSA Promissory Note) shall equal or exceed $3,000,000,000; provided, however, that no more than $2,315,000,000 of the Debt Financing shall be used for purposes of the cash portion of the Ardagh Consideration payable to Ardagh by AMPSA or to otherwise satisfy the condition set forth in this Section 7.3(e).

        (f)    Closing Deliverables.     GHV shall have delivered to Ardagh the Closing deliverables set forth in Section 2.3(b).

        Section 7.4    Frustration of Closing Conditions.     No Party may rely on the failure of any condition set forth in this Article VII to be satisfied to excuse such Party's obligation to effect the Closing if such failure was caused by such Party's breach of a covenant, agreement, representation or warranty of this Agreement by such Party.

ARTICLE VIII
TERMINATION

        Section 8.1    Termination.     This Agreement may be terminated and the Transactions abandoned:

        (a)   by written consent of GHV and Ardagh;

        (b)   by written notice from GHV to Ardagh if there has been a breach of any representation, warranty, covenant or other agreement made by Ardagh, AMPSA or MergeCo in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) to not be satisfied at the Closing Date (a "Terminating Ardagh Breach"), and (ii) shall not have been cured within thirty (30) days after written notice from GHV to Ardagh of such Terminating Ardagh Breach, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided that GHV has not waived such Terminating Ardagh Breach and GHV is not then in breach of any representation, warranty, covenant or agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied;

        (c)   by written notice from Ardagh to GHV if there has been a breach of any representation, warranty, covenant or other agreement made by GHV in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) to not be satisfied as of the Closing Date (a "Terminating GHV Breach"), and (ii) shall not have been cured within thirty (30) days after written notice from Ardagh of such Terminating GHV Breach is delivered to GHV, or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided that Ardagh has not waived such Terminating GHV Breach and Ardagh is not then in breach of any representation, warranty, covenant or agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied;

        (d)   by written notice from Ardagh or GHV if the Closing has not occurred on or prior to September 30, 2021 (the "Outside Date"); provided that this Agreement may not be terminated under this Section 8.1(d) by or on behalf of any Party that is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the primary cause of the failure of a condition set forth in Article VII to be satisfied on or prior to the Outside Date;

        (e)   by written notice from either Ardagh or GHV if this Agreement shall fail to receive the approval of the GHV Required Proposals at the GHV Stockholders' Meeting (subject to any adjournment or recess of the meeting); and

        (f)    by written notice from either Ardagh or GHV if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions.

        Section 8.2    Effect of Termination.     Except as set forth in this Section 8.2 or Section 9.14, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or shareholders, other than liability of any Party for any fraud or intentional and material breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 6.12 (Trust Account), the last two sentences of Section 6.7 (Access to Information), this Section 8.2 and Article IX (collectively, the "Surviving Provisions") and any other Section or Article of this Agreement that is required to survive in order to give appropriate effect to the Surviving Provisions, shall survive any termination of this Agreement.

ARTICLE IX
MISCELLANEOUS

        Section 9.1    Non Survival of Representations, Warranties and Agreements.     The representations, warranties, agreements and covenants in this Agreement shall terminate at the Closing, except that (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing shall survive the Closing as provided therein and then only with respect to any breaches occurring after the Closing, (b) the covenants and agreements in Section 3.6 (Earnout Shares) and Section 6.11 (Directors' and Officers' Indemnification), and any other covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, shall survive the Closing for such time as provided in this Agreement, and (c) this Article IX shall survive the Closing indefinitely. Effective as of the Closing, there are no remedies available to the Parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement, except in the case of fraud, and except, with respect to those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing, the remedies that may be available under Section 9.14.

        Section 9.2    Modification or Amendment.     This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and that makes reference to this Agreement. The approval of this Agreement by the applicable equityholders of any Party shall not restrict the ability of the board of directors (or comparable body) of any Party to terminate this Agreement in accordance with Section 8.1 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 9.2.

        Section 9.3    Extension; Waiver.     GHV may, at any time prior to the Closing, by action taken by its board of directors or officers thereunto duly authorized, (a) extend the time for the performance of any obligation or other act of Ardagh, AMPSA or MergeCo, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties of Ardagh contained herein or in any document, certificate or writing delivered pursuant hereto by Ardagh, AMPSA or MergeCo, or (c) waive compliance by Ardagh, AMPSA or MergeCo with any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9.2 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. Ardagh may (on its own behalf and on behalf of AMPSA and MergeCo), at any time prior to the Closing, by action taken by its board of directors or officers thereunto duly authorized, (i) extend the time for the performance of any obligation or other act of GHV, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties of GHV contained herein or in any document, certificate or writing delivered pursuant hereto by GHV, or (iii) waive compliance by GHV with any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9.2 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. The failure or delay of any Party to exercise any of its rights under this Agreement shall not impair such right or be construed as a waiver by such Party of such right.

        Section 9.4    Notices.     All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given when delivered (a) in person or (b) by e-mail or other means of electronic transmission (so long as confirmation of transmission is electronically or mechanically generated or sent and kept on file by the sending party, and no "bounceback" or notice of non-delivery is received), and the sender may, in its sole discretion, deliver a copy by mail (postage prepaid) or by an internationally-recognized courier service (postage prepaid). Notices shall be given to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.4).

(a)	If, prior to the Closing, to GHV:
Gores Holdings V, Inc. 9800 Wilshire Blvd. Beverly Hills, CA 90212 Attention: Mark Stone E-mail: mstone@gores.com with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, CA 94065
	Attention:	Kyle C. Krpata James R. Griffin
	E-mail:	kyle.krpata@weil.com james.griffin@weil.com
(b)	If to Ardagh, MergeCo or, prior to the Closing, AMPSA:
Ardagh Group S.A. 56, Rue Charles Martel L-2134 Luxembourg, Luxembourg
	Attention:	Hermanus Troskie Torsten Schoen
	Email:	herman.troskie@maitlandgroup.com torsten.schoen@ardaghgroup.com with a copy (which shall not constitute notice) to:
Shearman & Sterling, LLP 599 Lexington Avenue New York, NY 10022-6069
	Attention:	Clare O'Brien Alain Dermarkar
	Email:	cobrien@shearman.com alain.dermarkar@shearman.com
(c)	If to the Surviving Corporation or, following the Closing, AMPSA:
Ardagh Metal Packaging S.A. 56, Rue Charles Martel L-2134 Luxembourg, Luxembourg
	Attention:	Oliver Graham David Bourne
	Email:	oliver.graham@ardaghgroup.com david.bourne@ardaghgroup.com

        Section 9.5    Entire Agreement.     This Agreement (including the Disclosure Schedules and the Exhibits and Annexes hereto), the Confidentiality Agreement and the Related Agreements constitute the entire agreement among the Parties and supersede any prior understandings, agreements, or representations by or among the Parties, written or oral, that may have related in any way to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist among the Parties, except as expressly set forth in this Agreement or the Related Agreements.

        Section 9.6    Assignment.     No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 9.6 shall be null and void ab initio. Notwithstanding the foregoing, Ardagh may assign its rights, in whole or in part, to receive the Contingent Consideration to any Person or Persons.

        Section 9.7    Counterparts.     This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any Party may execute and deliver signed counterparts of this Agreement to the other Parties by electronic mail or other electronic transmission in portable document format (.PDF) or any other electronic signature complying with the United States ESIGN Act of 2000 (including www.docusign.com), each of which shall be deemed an original.

        Section 9.8    No Third-Party Beneficiaries.     Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, that, notwithstanding the foregoing, in the event the Closing occurs, the present and former officers and directors of GHV (and their successors, heirs and Representatives) are intended third-party beneficiaries of, and may enforce, Section 6.11.

        Section 9.9    Governing Law.     This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware (except to the extent mandatorily governed by the laws of the Grand Duchy of Luxembourg), without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

        Section 9.10    Jurisdiction.     In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (a) each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (b) each of the Parties irrevocably waives and agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (c) each of the Parties agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware).

        Section 9.11    WAIVER OF TRIAL BY JURY.     TO THE EXTENT PERMITTED BY LAW, EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE) THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION HEREWITH. EACH PARTY ACKNOWLEDGES THAT (A) THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE OTHER PARTIES TO ENTER INTO THIS AGREEMENT, AND (B) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER.

        Section 9.12    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

        Section 9.13    Fees and Expenses.     Each Party hereby agrees that if the Transactions are not consummated, except as otherwise provided herein, each Party shall bear or pay all of its own Transaction Expenses. If the Transactions are consummated, the Transaction Expenses of Ardagh, AMPSA, MergeCo and GHV shall be borne by AMPSA; provided that the Transaction Expenses of GHV shall not exceed $50,000,000. No amounts payable in respect of Transaction Expenses shall reduce the cash portion of the Ardagh Consideration paid to Ardagh by AMPSA pursuant to this Agreement.

        Section 9.14    Specific Performance.     The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, each without proof of damages, prior to the valid termination of this Agreement in accordance with Section 8.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it shall not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.14 shall not be required to provide any bond or other security in connection with any such injunction.

        Section 9.15    Non-Recourse.     This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties, and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party to this Agreement), (a) no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of any named party to this Agreement and (b) no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of GHV, AMPSA, MergeCo or Ardagh under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[The Remainder of This Page Is Intentionally Left Blank]

        IN WITNESS WHEREOF, the Parties have each executed and delivered this Agreement as of the day and year first above written.

GORES HOLDINGS V, INC.
By:	/s/ MARK STONE
	Name:	Mark Stone
	Title:	Chief Executive Officer and President

[Signature Page to Business Combination Agreement]

ARDAGH METAL PACKAGING S.A.
By:	/s/ YVES ELSEN
	Name:	Yves Elsen
	Title:	Director
ARDAGH MP MERGECO INC.
By:	/s/ HERMANUS TROSKIE
	Name:	Hermanus Troskie
	Title:	Authorized Signatory
ARDAGH GROUP S.A.
By:	/s/ HERMANUS TROSKIE
	Name:	Hermanus Troskie
	Title:	Director

[Signature Page to Business Combination Agreement]

Annex A

AMPSA Capitalization

[Intentionally omitted]

 Annex B

AMP Entities

[Intentionally omitted]

 Annex C

Knowledge of Ardagh

[Intentionally omitted]

 Annex D

Knowledge of GHV

[Intentionally omitted]

 Annex E

Directors and Officers of AMPSA

[Intentionally omitted]

 Exhibit A

Form of Subscription Agreement

[to be included by amendment]

 Exhibit B

Form of Registration Rights and Lock-Up Agreement

[to be included by amendment]

 Exhibit C

Form of Shareholders Agreement

[to be included by amendment]

 Exhibit D

Form of Services Agreement

[to be included by amendment]

 Exhibit E

Form of Transfer Agreement

[to be included by amendment]

 Exhibit F

Form of Warrant Assignment, Assumption and Amendment Agreement

[to be included by amendment]

 Exhibit G

Form of AMPSA Articles of Association

[to be included by amendment]

Annex B

Confidential	February 22, 2021

Gores Holdings V, Inc.
9800 Wilshire Boulevard
Beverly Hills, CA 90212

Ladies and Gentlemen:

        Gores Holdings V, Inc. (the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to the Board of Directors (the "Board of Directors") of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the "Opinion") as of the date hereof as to the fairness, from a financial point of view, to the Company of the consideration in the contemplated transaction described below (the "Proposed Transaction").

Description of the Proposed Transaction

        Duff & Phelps understands that the Proposed Transaction involves the acquisition of, or merger or other business combination with, certain subsidiaries of Ardagh Group S.A. that collectively hold the metal beverage packaging business (the "Target") of Ardagh Group S.A. by the Company. It is Duff & Phelps' further understanding that the Proposed Transaction will be funded by: (i) $525 million of cash currently held in the Company's trust account; (ii) $600 million of capital raised from private investors (the "PIPE"); (iii) $2,315 million of new net debt raised in connection with the Proposed Transaction; (iv) $4,850 million of Target rollover equity; and (v) up to 60.73 million shares of common stock, the issuance of which is subject to the attainment of certain stock price hurdles over a five year period from the 180th day following the closing of the Proposed Transaction.

Scope of Analysis

        In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.
Reviewed the following documents:

a.
The Company's unaudited interim financial statements for period ended September 30, 2020 included in the Company's Form 10-Q filed with the Securities and Exchange Commission;

b.
Unaudited financial information for the Target for the years ended December 31, 2017 through December 31, 2020, which the Company's management identified as being the most current financial statements available for the Target;

  c.
  Other internal documents relating to the history, current operations, and probable future outlook of the Target, including financial projections for the years 2021 through 2024, prepared by the Target and provided to us by management of the Company (the "Financial Projections");

  d.
  The Project Berlin Investor Presentation dated February 11, 2021;

  e.
  A letter dated February 21, 2021 from the management of the Company which made certain representations as to historical financial statements, financial projections and the underlying assumptions, for the Target on a post-transaction basis;

  f.
  A draft of the form Subscription Agreement, dated as of February 6, 2021 (the "PIPE Agreement"); and

  g.
  A draft of the Business Combination Agreement, dated as of February 19, 2021 (the "Business Combination Agreement", and together with the PIPE Agreement, the "Agreements");

  2.
  Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

  3.
  Reviewed the historical trading price and trading volume of the Company's common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

  4.
  Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

  5.
  Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

        In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company's consent:

  1.
  Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

  2.
  Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

  3.
  Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company, the Target, and the Proposed Transaction;

  4.
  Assumed that the representations and warranties made in the Agreements are substantially accurate;

  5.
  Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

  6.
  Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Target since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

  7.
  Assumed at the Company's direction that the trust account balance of the Company per share and recent trading prices of the Company's common stock provide a reasonable basis upon which to evaluate the Company's common stock in connection with the Proposed Transaction and the PIPE;

  8.
  Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreements without any amendments thereto or any waivers of any terms or conditions thereof; and

  9.
  Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company, the Target, or the contemplated benefits expected to be derived in the Proposed Transaction.

        To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Target, or the Proposed Transaction.

        Duff & Phelps did not evaluate the Company's or the Target's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or the Target, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Agreements and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

        Duff & Phelps is not expressing any opinion as to the market price or value of the Company's common stock (or anything else) after the announcement of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's, the Target's, or any other party's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company's or the Target's officers, directors, or employees, or any class of such persons, relative to the Consideration in the Proposed Transaction, or with respect to the fairness of any such compensation.

        This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent or as otherwise permitted by the Engagement Letter (as defined below). This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) other than assuming the consummation thereof in accordance with the terms set forth in the Agreements, does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

        This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 2, 2021 (the "Engagement Letter"). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

        Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps' fee is payable upon delivery of this Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has provided certain tax advisory services to certain subsidiaries of Ardagh Group S.A., the Target's parent company. For these prior engagements, Duff & Phelps has received aggregate fees of approximately $20,000 and customary expense reimbursement and indemnification.

Conclusion

        Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration in the Proposed Transaction is fair from a financial point of view to the Company.

        This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Article 441-8 of the 1915 Law provides that the directors shall not incur any personal obligation by reason of the commitments of the company.

        Article 441-9 of the 1915 Law provides that the directors, the members of the management committee and the managing executive officer shall be liable to the company in accordance with general law for the execution of the mandate given to them and for any misconduct in the management of the company's affairs. The directors and members of the management committee shall be jointly and severally liable towards either the company or any third parties for damages resulting from this violation of the 1915 Law or the company's articles of association. The directors and members of the management committee shall be discharged from such liability in the case of a violation to which they were not a party provided no misconduct is attributable to them and they have reported such violation, as regards members of the board of directors, to the first general meeting and, as regards members of the management committee, during the first meeting of the board of directors after they had acquired knowledge thereof.

        AMPSA's articles of association, which will become effective upon completion of the Business Combination, will provide that directors of AMPSA are not held personally liable for the indebtedness or other obligations of AMPSA. As agents of AMPSA, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in AMPSA's articles of association and mandatory provisions of law, every person who is, or has been, a director or officer of AMPSA (and his or her heirs, executors and administrators) shall be indemnified by AMPSA to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such person in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer of AMPSA, or, at the request of AMPSA, of any other company of which AMPSA is a shareholder or creditor and by which he is not entitled to be indemnified, and against amounts paid or incurred by him or her in the settlement thereof. The words "claim", "action", "suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words "liability" and "expenses" shall include without limitation attorneys' fees, costs, judgments, amounts paid in settlement and other liabilities. However, no indemnification shall be provided to any director, officer or shareholder of AMPSA (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of AMPSA or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors of AMPSA.

        AMPSA's articles of association will provide that the right of indemnification provided by such articles of association shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained in such articles of association shall affect or limit any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. AMPSA shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including directors and officers of AMPSA, as AMPSA may decide upon from time to time.

        In connection with the Business Combination, AMPSA will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that AMPSA will indemnify each of its directors and such officers to the fullest extent permitted by law and its charter and its bylaws.

        AMPSA will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of AMPSA arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21.    Exhibits and Financial Statement Schedules

Exhibit Number		Description
2.1	*#	Business Combination Agreement, dated as of February 22, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc.
3.1	*	Form of Articles of Association of Ardagh Metal Packaging S.A.
4.1	**	Specimen Share Certificate of Ardagh Metal Packaging S.A.
4.2	**	Specimen Warrant Certificate of Ardagh Metal Packaging S.A.
5.1	**	Legal Opinion of Elvinger Hoss Prussen.
5.2	**	Legal Opinion of Shearman & Sterling LLP, as to warrants.
8.1	**	Tax Opinion of Shearman & Sterling LLP.
10.1	*	Form of Subscription Agreement, dated as of February 22, 2021, by and among Ardagh Metal Packaging S.A., Gores Holdings V and certain investors.
10.2	*
Form of Registration Rights and Lock-Up Agreement to be entered into by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Holdings V Sponsor LLC and certain persons associated with Gores Holdings V Sponsor LLC.
10.3	*	Form of Shareholders Agreement, to be entered into by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A.
10.4	*#	Form of Services Agreement, to be entered into by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A.
10.5	*#	Transfer Agreement, dated as of February 22, 2021, by and between Ardagh Group S.A., and Ardagh Metal Packaging S.A.
10.6	*
Form of Warrant Assignment, Assumption and Amendment Agreement to be entered into by and among Ardagh Metal Packaging S.A., Gores Holdings V, Inc. and Continental Stock Transfer & Trust Company, a New York corporation.
10.7	*	Warrant Agreement, dated as of August 10, 2020, by and between Gores Holdings V, Inc. and Continental Stock Transfer & Trust Company.
21.1	*	List of Subsidiaries of Ardagh Metal Packaging S.A.
23.1	*	Consent of PricewaterhouseCoopers.
23.2	*	Consent of KPMG LLP.
23.3	**	Consent of Elvinger Hoss Prussen (included in Exhibit 5.1).
23.4	**	Consent of Shearman & Sterling LLP (included in Exhibit 5.2).

Exhibit Number		Description
23.5	**	Consent of Shearman & Sterling LLP (included in Exhibit 8.1).
24.1	*	Powers of Attorney (included on the signature page to the Registration Statement).
99.1	**	Form of Proxy Card for Gores Holdings V, Inc.'s Special Meeting of Stockholders (included as Annex to the proxy statement/prospectus).

*
Filed herewith.

**
To be filed by amendment.

#
Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

Item 22.    Undertakings

        A.    AMPSA hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the U.S. Securities Act of 1933.

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the U.S. Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

  (5)
  For purposes of determining any liability under the U.S. Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the U.S. Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        B.    AMPSA hereby undertakes:

  (1)
  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2)
  That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.    Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        D.    The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        E.    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on March 8, 2021.

Ardagh Metal Packaging S.A.
By:	/s/ OLIVER GRAHAM
	Name:	Oliver Graham
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        Each of the undersigned individuals hereby severally constitutes and appoints each of Paul Coulson, Oliver Graham, David Bourne and David Matthews and any one or more of them as the attorney-in-fact and agent for the undersigned, in any and all capacities, with full power of substitution and resubstitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462 under the U.S. Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ OLIVER GRAHAM	Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2021
/s/ DAVID BOURNE	Chief Financial Officer (Principal Financial and Accounting Officer)	March 8, 2021
/s/ PAUL COULSON	Chairman	March 8, 2021
/s/ SHAUN MURPHY	Vice-Chairman	March 8, 2021
/s/ DAVID MATTHEWS	Director	March 8, 2021
/s/ ABIGAIL BLUNT	Non-Executive Director	March 8, 2021
/s/ YVES ELSEN	Non-Executive Director	March 8, 2021

Signature	Title	Date

/s/ THE RT. HON. THE LORD HAMMOND OF RUNNYMEDE	Non-Executive Director	March 8, 2021
/s/ HERMANUS TROSKIE	Non-Executive Director	March 8, 2021
/s/ EDWARD WHITE	Non-Executive Director	March 8, 2021

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the U.S. Securities Act of 1933, as amended, this registration statement on Form F-4 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on March 8, 2021.

By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi